Form 10-K, Exhibit 13
period 1994-11-30
CHATTEM INC
filed 1995-02-28
CIK 19520

                                    CONTENTS


FINANCIAL HIGHLIGHTS......................................................   1
PRESIDENT'S LETTER........................................................   2
CHATTEM CONSUMER PRODUCTS.................................................   4
CHATTEM CHEMICALS.........................................................   6
CHATTEM INTERNATIONAL.....................................................   7
MANAGEMENT'S DISCUSSION AND ANALYSIS......................................   9
SALES AND INCOME BY LINE OF BUSINESS......................................  13
SELECTED FINANCIAL DATA...................................................  14
CONSOLIDATED BALANCE SHEETS...............................................  16
CONSOLIDATED STATEMENTS OF INCOME.........................................  18
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT).................  19
CONSOLIDATED STATEMENTS OF CASH FLOWS.....................................  20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................  21
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..................................  32

                                  CHATTEM, INC.
                              FINANCIAL HIGHLIGHTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   1994      1993      1992
EARNINGS PER SHARE
     BEFORE EXTRAORDINARY LOSS
     AND ACCOUNTING CHANGES                      $ 0.50   $  0.20    $ 1.60
COMMON  AND COMMON
     EQUIVALENT SHARES
     OUTSTANDING                                  7,292     6,341     5,033

DIVIDENDS PER SHARE                              $   --   $ 20.20    $ 0.30


NET SALES
Consolidated ($ Millions)

94                                                108.0
93                                                105.4
92                                                108.2
91                                                100.7
90                                                 84.4


INCOME FROM OPERATIONS(1)
Before Nonrecurring and Unusual Charges ($ Millions)

94                                                 16.2
93                                                 11.4
92                                                 13.7
91                                                  9.6
90                                                  8.0

(1)AS A RESULT OF SIGNIFICANT NONRECURRING AND UNUSUAL CHARGES IN FISCALS 1993 AND 1994 AND THE INTEREST EXPENSE ASSOCIATED WITH FINANCING THE $20 SPECIAL DIVIDEND TO SHAREHOLDERS, OPERATING INCOME BEFORE NONRECURRING AND UNUSUAL CHARGES IS BELIEVED TO BE THE MOST MEANINGFUL MEASURE FOR COMPARING CHATTEM'S FINANCIAL RESULTS.

I am pleased to report to you that 1994 was a very good year led by a 42% increase in operating income before nonrecurring and unusual charges to an all time record of $16.2 million. Also, we made two important acquisitions, PHISODERM and BENZODENT, which should provide excellent growth opportunities for several years.

It was a particularly critical year as we bounced back from a disappointing 1993 in which operating income had declined 17%. I am optimistic that we are back on track to achieve solid future growth as we did with our 30% annual earnings growth from 1990 through 1992, although probably not at quite that pace. Also, it was meaningful that the excellent results for 1994 were done "the old fashioned way, we earned it." Without any single development leading the surge, we increased profit by cutting costs, improving manufacturing operations, reducing inventories and using advertising and promotion expenditures more efficiently.

To cite some key numbers, total sales of $108 million increased 2% over 1993. Increased sales of about $7 million from the two newly acquired brands offset a decline of $2 million in Chattem Chemicals during the first full year without the ROLAIDS-Registered Trademark- business and a $2 million decrease in Chattem International's sales due to refocusing our efforts overseas.

We believe that operating income before nonrecurring and unusual charges is the most meaningful measure for a comparison of earnings at Chattem given the impact on interest expense of the Special Dividend transaction in June 1993 and of the $75 million senior subordinated notes issue in mid-1994. Operating income before nonrecurring and unusual charges of $16.2 million increased 42% compared with $11.4 million. This $16.2 million figure and the underlying 15% operating margin both represent all time records for Chattem. Earnings per share before extraordinary loss and accounting changes were $.50 compared with last year's $.20.

The significant increase in operating income came from two key areas: the two newly acquired brands and improved margins on domestic consumer products due to expense control in all areas with a particular focus on our advertising and promotion dollars.


In the consumer products area, the highlights were strong results from ICY HOT, PAMPRIN, PREMSYN PMS, PHISODERM and BENZODENT. MUDD and NORWICH had poor years due to increased competition while BULLFROG lost a major retail customer which impacted what could have been a reasonable year. FLEX-ALL 454, which has enjoyed strong sales growth in recent years, and CORN SILK both were relatively stable.

Chattem Chemicals, which operated for its first full year without the ROLAIDS-Registered Trademark- business, performed solidly with slight increases in sales and operating income, after adjusting for the ROLAIDS-Registered Trademark- loss. Chattem Chemicals also maintained its historically strong operating margin.


Chattem International's sales and profits declined in 1994, but as a result of steps initiated in 1993, along with the acquisition of PHISODERM, the unit is poised for significant profit improvements. Sales and profits declined principally due to the sale of ALGEMARIN in Canada, the continued commitment to the development of FLEX-ALL 454 in Canada in the face of increased competition and reduced sales due to downsizing efforts begun in 1993 on the Western European continent as well as within the U. S. export businesses.

Although our managers feel good about 1994, they are enthusiastic about 1995 and committed to another strong performance. I cannot ever recall having more significant programs in progress as we have at the outset of this year.
Clearly, the relaunch of PHISODERM is critical with new formulas, redesigned packaging and record levels of advertising. Additionally, we will be testing important line extensions for PHISODERM for launching in 1996. Another key program will be the first ever advertising campaign for BENZODENT as we attempt to grow the underdeveloped market for products that relieve denture pain.

The new programs for our existing products are too numerous to cover, but I will mention a few highlights. A major relaunch of MUDD is planned with two line extensions - Sea Mask and Aloe Mask. We will have an exciting new addition to the BULLFROG line of products with BULLFROG Quick Gel, a unique, non-greasy formula that is waterproof and dries quickly with no residue. SUN-IN will introduce SUN-IN for Men this summer, capitalizing on research indicating a strong interest in blonding by male teens and young adults. ULTRASWIM should benefit from exciting new packaging. CORN SILK will perhaps have the most changes with improved packaging, the introduction of shaded natural matte powders and a new liquid formula.

As we begin the year, we are also excited about advertising campaigns just created for ICY HOT, FLEX-ALL 454, PREMSYN PMS, PAMPRIN, ULTRASWIM, SUN-IN and MUDD. Finally, we will be testing line extension concepts for FLEX-ALL 454 and ICY HOT. In summary, we are going to have a very proactive and eventful year enhancing and marketing our brands.

Our proven strategy for growth has been through acquiring products and then developing marketing programs and advertising support to grow the brands. We will continue our acquisition efforts in 1995, and the recent wave of mergers should afford a number of opportunities over the next several years as companies rationalize their product portfolios. We will also continue to evaluate our existing businesses and products, and in instances where our objectives are not realized, will dispose of these businesses or brands and redeploy the assets to products or businesses with greater growth potential, or to pay down indebtedness.

In conclusion, we are excited about this important upcoming year, and I look forward to reporting to you during the year about the progress of many of our new programs.

                            CHATTEM CONSUMER PRODUCTS

MISSION

Chattem Consumer Products' mission is the satisfaction of consumer needs in personal and health care areas through the marketing of brand name products which are of excellent quality and proven efficacy. These products are advertised through national media and are distributed through the food, drug and mass merchandiser classes of trade. The objective is to create or maintain a leadership position in each of Chattem's domestic markets and to thereby provide superior earnings while also building the value of each brand.

FISCAL 1994 SUMMARY

The highlight of the year was the consummation and assimilation of two newly acquired brands into the division's portfolio. Chattem acquired the trademark and inventory of BENZODENT, a topical oral analgesic, from Procter & Gamble in May 1994 and acquired a perpetual license for use of the PHISODERM trademark in North America from Sterling Winthrop Inc. in June 1994.

Sales for the division were up 7.9% to $82,643,000 from $76,592,000 in 1993 principally due to the PHISODERM and BENZODENT business, as the remaining product lines were essentially flat. The two acquired products exceeded sales expectations both at the trade and retail levels even with minimal amounts spent during 1994 on consumer advertising. Positive news included the continued expansion of ICY HOT, a retail share increase by PAMPRIN and significant sales growth by PREMSYN

PMS, MUDD, NORWICH and ULTRASWIM registered sales decreases due to competition and short-term reductions in support levels while BULLFROG lost a major customer. Sales of FLEX-ALL 454, CORN SILK and SUN-IN were consistent with 1993. The sales of FLEX-ALL 454 in 1994 reflected the maturing of a brand that has added significant growth to the division's sales in prior years.

Operating income rose 68% to $16,981,000 from $10,127,000 in 1993. This increase was due to incremental income generated from the two acquired brands and, recognizing the maturation of FLEX-ALL and the marginal benefits of a national advertising campaign for NORWICH in 1993, a reduction in advertising and promotion expenditures for these two brands. ICY HOT, PAMPRIN and CORN SILK had increases in advertising and promotion levels for 1994 as compared to 1993. Additionally, the division continues to improve margins and also limit overhead through aggressive cost containment measures.

BRAND OVERVIEW AND FISCAL 1995 OUTLOOK

OTC PHARMACEUTICALS

ICY HOT, a topical analgesic and the fastest growing brand in the category, completed its second straight year of double digit sales growth. Its unique positioning as the product offering "extra strength dual action relief" together with compelling consumer promotions and expanded national advertising should continue to enable ICY HOT to gain market share.

FLEX-ALL 454, an aloe vera-based topical analgesic used by the trainers of all 102 professional football, baseball, basketball and hockey teams, is the official locker room product of the National Football League. Sales were down slightly for the first time in this important brand's history principally due to competitive pressures from both private label and nationally branded products. In an effort to resume growth in 1995, the brand will seek to capitalize on new advertising which will continue to feature former football superstar Joe Namath and the ongoing support of professional trainers in addition to new targeted consumer programs.

BENZODENT, a topical oral analgesic, is the only brand applied directly to dentures to relieve denture pain. After the acquisition in May 1994, product manufacturing was successfully transitioned to Chattem in September. After a period of extensive research, the first integrated marketing plan ever for the brand was developed. This plan includes advertising on a national basis as well as a very focused effort to gain additional support from medical professionals.


PAMPRIN, the number two brand in the menstrual analgesics category, is a combination drug specifically designed for relief of menstrual symptoms. Following a year of trade inventory adjustments, PAMPRIN's factory sales were up almost 9%, which approximated retail sales movement. The growth was experienced by both the Multi-Symptom and Maximum Pain Relief products due to effective consumer advertising and promotional support, although anticipated competitive pressure from general analgesics could make this performance difficult to repeat. Nighttime PAMPRIN has not met the original expectations since its launch in late 1993 and will not be a factor in 1995.

PREMSYN PMS, the division's other menstrual product, was a particularly positive surprise with a sales increase in spite of a decrease in media support. After a year of reduced spending, the brand will be advertised at much higher levels in 1995.

NORWICH, a high-quality, reasonably-priced aspirin franchise, complements the other OTC pharmaceuticals of the division. The brand continues to decline in excess of 10% per year principally due to the continued expansion of private label aspirin, heavy returns after the disappointing launch of NORWICH Enteric-Coated Aspirin and reduced support in lieu of other portfolio priorities.

Additionally, the division manufactures and markets two smaller proprietary drugs, SOLTICE, an external analgesic, and BLIS-TO-SOL, an antifungal product. Limited regional support will continue on an opportunistic basis.

COSMETICS

CORN SILK, the face make-up especially formulated to be oil free and able to absorb excess facial oils, had a good year with sales growing both at factory and retail during a year when the oil-control face make-up category and all of CORN SILK's major competitors were down in retail sales. The successful introduction of CORN SILK's new Natural Matte Loose and Pressed Powders in the summer of 1994, the initial repackaging of loose and pressed compacts and liquid bottles to a contemporary squared design and an expanded support program contributed to a very good year. Chattem should capitalize in 1995 on the full year effects of the product and packaging efforts begun in the second half of 1994. In addition, plans are in place to expand the new Natural Matte line into shades and to introduce new Bronzing powders and new shades for the liquid line. CORN SILK will once again increase its programs to support all of these new items. CORN SILK's goal of being the market's number one specialty face make-up continues to be a focus of the Company.

TOILETRIES

PHISODERM, a specialty face cleanser, has surpassed initial expectations as consumer sales are growing following three years of decline and, more importantly, after only one month of consumer advertising. The key program for Chattem in 1995 is the relaunch of PHISODERM with improved formulas, new packaging and record levels of advertising. Additionally, testing of important line extensions for late 1995 or early 1996 will be a priority. Also, the integration of the manufacturing into Chattem's facilities in early 1995 affords significant cost savings to support the brand.

After two years of minimal support and declining sales, Chattem will relaunch MUDD, a line of clay-based facial mask products, with new packaging and two line extensions - Sea Mask and Aloe Mask. New creative and promotional support will complement the product changes in order to stabilize the brand and, together with PHISODERM, to strengthen the Company's presence in the specialty face cleanser category.

BULLFROG AMPHIBIOUS FORMULA SUNBLOCK had disappointing factory sales in 1994. Consolidation among the large warehouse clubs resulted in a loss of distribution equal to almost $700,000. On the positive side, the reformulation and repackaging of the BULLFROG for Kids product and the return of BULLFROG to television during the summer season resulted in retail sales being up 16% for the year. This retail performance and the addition of BULLFROG Quick Gel, a unique waterproof, non-greasy formula that dries quickly with no residue, provides optimism for 1995.


The other seasonal products, SUN-IN Hair Lighteners and ULTRASWIM Chlorine Removal Shampoo and Conditioner, had combined sales which were down slightly versus 1993. While both products still remain the market share leaders of their respective categories, competitive pressures combined with a reduction in marketing support due to other portfolio priorities limited upside potential.
In 1995 both brands will be repackaged and returned to regional TV support, and Chattem will introduce SUN-IN for Men in response to research indicating a strong interest in blonding by male teens and young adults.

                                CHATTEM CHEMICALS


MISSION

Chattem Chemicals is committed to the development, manufacture and sale of high value-added specialty chemicals for which Chattem is or can be a market leader and low-cost producer. The division offers high-quality specialty products at competitive prices, responds promptly and professionally to customer needs and provides technical assistance as required. Growth will occur through the application of current and new technologies to existing as well as emerging markets. It is Chattem's further commitment to consistently act in an environmentally responsible manner.

FISCAL 1994 SUMMARY

Both sales and profits for Chattem Chemicals in 1994 were below those recorded in 1993 due primarily to the previously reported reformulation of ROLAIDS-Registered Trademark- which occurred in mid-1993. Net sales declined 12.6% from $15,544,000 in 1993 to $13,586,000. Operating income was down from $4,111,000 to $3,093,000 in 1994. Sales from continuing operations, after adjusting for the loss of the ROLAIDS-Registered Trademark- volume, increased modestly from $12,915,000 in the prior year to $13,586,000 in 1994.

Efforts throughout fiscal 1994 were focused on further strengthening all division profit centers as new opportunities have been identified and work has begun to supplement the strong contribution from core businesses. Future growth will be driven by the division's expertise as a producer of unique specialty chemicals. As in the past, new products and applications are most often jointly developed by technical teams representing both

Chattem and end users working closely together to solve a particular problem or fill a specific need. These product development relationships continue to be the building blocks for future division growth.

PRODUCT OVERVIEW AND FISCAL 1995 OUTLOOK

ALUMINUM HYDROXIDES

Aluminum hydroxide compounds are used in the manufacture of many antacids and also in the formulation of water treatment chemicals, industrial catalysts and other industrial specialty compounds. In the antacid sector, the division anticipates sales increases through new product introductions and a broader customer base. Chattem Chemicals is a major bulk supplier to the expanding private label antacid market. Demand for active ingredients used in water treatment compounds and other industrial applications is increasing and should continue to grow in the years ahead.

ALUMINUM DERIVATIVES

Aluminum derivatives act as reactive intermediates and are primarily utilized as viscosity builders and cross linkers in printing inks and other industrial coatings. These materials also serve as a unique source of reactive aluminum metal. With an expanding number of possible uses for Chattem's specialty compounds, the aluminum derivative segment continues to provide growth opportunities for the division. Although specialty additives for the printing ink industry form the core product market, new technologies for industrial lubricants, high-purity reactive aluminum compounds, plastics additives and catalyst bases offer a number of exciting opportunities for products now in development.

GLYCINE

Glycine is an amino acid used in the formulation of certain intravenous solutions and other pharmaceutical applications and as a buffer in highly effective antiperspirant compounds. It also serves as a taste modifier in foods, including certain seafood and pet food products. As the glycine market has historically been volatile, Chattem Chemicals capitalizes on periodic opportunities which arise from fluctuating market conditions and continues in its role as a leading U.S. producer.

Beginning in 1992, but escalating significantly in 1993 and 1994, imports of glycine into the U.S. from China have increased. These lower-priced imports forced reduced selling prices for U.S.-produced material and ultimately led to an industry-sponsored petition for relief to the U. S. Department of Commerce. Its final report made in November concluded that these Chinese imports were sold far below fair value, and the International Trade Commission will render its final determination this year.

NEW PRODUCT DEVELOPMENT

Future growth of the division is largely dependent on the successful introduction of new products. Major commercial development emphasis for 1995 and beyond is focused on the expansion of Chattem Chemicals' product and technology base into markets and industries not currently being served. Research efforts are concentrated on developing products which utilize the Company's technical expertise to solve specific problems identified by the customer. Specialty products for new resin systems, for coatings applications and for the catalyst, plastics and printing markets should significantly contribute to the division's growth in the years ahead.

                              CHATTEM INTERNATIONAL

MISSION

Chattem International directs the international business development of Chattem Consumer Products. The division's goal is to leverage the value of Chattem's consumer brands and thereby expand the Company's revenues and profits.

FISCAL 1994 SUMMARY


The highlight of the year was the continued reorganization of the international businesses to improve the profitability of the division. This was accomplished through the sale of ALGEMARIN, an unprofitable line of bath products in Canada, and through the reduction of division overhead and the restructuring of European operations. Also, the addition of PHISODERM in Canada will more than offset the revenue loss from the disposition of ALGEMARIN while adding substantially more profits. The reduced sales caused operating income to decline somewhat to $120,000 from $381,000 in 1993. Chattem International's net sales in fiscal 1994 decreased 12% to $11,727,000 from $13,269,000 in fiscal 1993, primarily due to the rationalization of operations.

Advertising and promotion expenses were maintained at 1993 levels while fixed expenses in all units continue to be managed aggressively with total fixed costs down almost $500,000. Another positive note in 1994 was the aggressive management of working capital which allowed approximately $3,000,000 in intercompany accounts to be repaid and used to reduce overall bank debt.

CANADA

The divestiture of ALGEMARIN and the acquisition of PHISODERM in June 1994 were of major significance to the unit's long-term profitability. As in the U.S., sales of PHISODERM exceeded initial expectations with no consumer advertising support. CORN SILK had an exceptional year of sales growth during its first year ever of television support. The brand benefited from its strength in the U.S. and also capitalized on a strong sales and marketing effort to gain distribution in Wal-Mart. In spite of a tough competitive environment, FLEX-ALL 454 sales remained consistent with continued support on national television. ULTRASWIM, ACNOMEL and SUN-IN had stable years while PAMPRIN declined due to competitive pressures.

EUROPE

While overall sales in the United Kingdom were up marginally, the core brands had another good year. SUN-IN Hair Lightener and CORN SILK experienced double digit sales growth while the MUDD Mask brands were flat and ULTRASWIM Shampoo was down slightly. The BRONZ SILK products that were launched in 1993 fell short of expectations after the large initial sell-in. Sales on the Western European continent were down significantly principally due to the restructuring that took place in 1993. The division's distributor in Spain was terminated and efforts in Germany reduced, but sales to the remaining eight distributor markets were essentially flat.

U.S. EXPORTS

Sales were down following the restructuring of the division in 1993. Sales of ICY HOT to Mexico, Peru and Singapore were even with the launch in 1993, and sales of existing product lines in the Caribbean were flat. Chattem continues to explore other profitable distributor arrangements in the growing markets of Central and South America.

1995 OUTLOOK AND MARKET OVERVIEW

The primary goal for the division in 1995 and in the future will be to contribute significantly more profits while continuing to build worldwide brand equities. This earnings growth should come from several areas. The stabilization and subsequent growth of PHISODERM, while being advertised for the first time in several years in Canada, will be a key for 1995 and the years following. As FLEX-ALL 454 matures in Canada, a slow down in investment spending will result in improved earnings. Capitalizing on the successful launch of ICY HOT in Central and South America, established and profitable distribution networks can be aggressively pursued. All distributors and brands in each market on the Western European continent will continue to be evaluated relative to its capability to provide long-term profits. Also, fixed expenses in all markets will be managed aggressively to afford more support for the brands and also higher profits.

CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario, which markets and distributes Chattem's consumer products throughout the country. The brands are principally manufactured in Chattanooga with some packaging completed in Mississauga. A national broker handles sales efforts. Brands marketed in Canada include PAMPRIN, FLEX-ALL 454, CORN SILK, MUDD, SUN-IN, ULTRASWIM and PHISODERM. In addition, Chattem owns the marketing and distribution rights for SHY, a line of feminine hygiene and douche products; ACNOMEL, a medicated acne mask; and also AQUA CARE and ROSE MILK, two smaller brands for skin care.

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products are performed in the Company's Chattanooga facilities as well as in the U.K. The division employs its own sales force in the U.K. while exclusive distributors are used to market and sell its products on the Western European continent. Due to the difficulty and expense involved in the registration of OTC pharmaceuticals in Europe, the focus is exclusively on the Company's toiletry brands. Chattem's products in Europe include SUN-IN, a range of MUDD Face and Body products, ULTRASWIM, BRONZ SILK and CORN SILK. SPRAY BLOND Spray-In Hair Lightener is only marketed on the Continent.


U.S. EXPORTS

The division services various distributors located in the Caribbean, Mexico, Peru and two markets within the Pacific Rim, Singapore and the Philippines. Various products are sold into these markets but with the primary focus on OTC pharmaceuticals, principally

ICY HOT and PAMPRIN. The Company continues to look for established distributors in Central and South America to capitalize on the success and heritage of ICY HOT in these regions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company experienced an increase in net sales, operating income and net income for the fiscal year ended November 30, 1994. Net sales increased 2.4% to $107,956,000 from $105,405,000 in 1993. Operating income before nonrecurring and unusual charges increased 42.2% to $16,191,000 from $11,388,000 in 1993.
Net income increased 50.1% to $2,054,000 from $1,368,000 in 1993.

The Company's results of operations and liquidity in 1994 were affected by the acquisition of two new brands, BENZODENT and PHISODERM, and the refinancing of indebtedness with the proceeds of the senior subordinated notes and new bank credit facilities in June 1994. The Company's new financing arrangement has fixed the interest rate payable on a significant portion of the Company's indebtedness and provided a $12.5 million bank credit facility available for acquisitions. The new financing at higher interest rates, along with higher outstanding borrowings, resulted in an increase of interest expense of $5,883,000 to $10,112,000 in 1994 from $4,229,000 in 1993. Until the Company's indebtedness is reduced significantly, net income will likely continue to be adversely impacted by interest expense.

The Company will continue to seek increases in sales through a combination of acquisitions and internal growth while maintaining high operating income. As previously high growth brands such as FLEX-ALL 454 mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions. The Company continually evaluates its products and businesses as part of its sales growth strategy and, in instances where the Company's objectives are not realized, will dispose of these brands or businesses and redeploy the assets to products or businesses with greater upside potential or to pay down indebtedness.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income, expressed as a percentage of revenues:

                                                   YEAR ENDED NOVEMBER 30,
                                                ---------------------------
                                                  1994      1993      1992
                                                -------   -------   -------
Net sales                                         100.0%    100.0%    100.0%
Cost of sales                                      34.4      34.6      34.2
Gross profit                                       65.6      65.4      65.8
Costs and expenses:
  Advertising and promotion                        30.9      34.4      32.0
  Selling, general and administrative              19.7      20.2      21.1
  Nonrecurring and unusual charges                  0.5       5.2        --
      Total costs and expenses                     51.1      59.8      53.1
Operating income                                   14.5       5.6      12.7
Other income (expense), net                        (9.3)     (3.7)     (1.4)
Income before income taxes, extraordinary loss
  and cumulative effect of accounting changes       5.2       1.9      11.3
Provision for income taxes                          1.9       0.7       3.8
Income before extraordinary loss and
  cumulative effect of accounting changes           3.3       1.2       7.5
Extraordinary loss on early extinguishment
  of debt, net                                     (1.4)     (0.4)       --
Cumulative effect of accounting changes, net         --       0.5        --
Net income                                          1.9%      1.3%      7.5%
                                                  -----     -----     -----

FISCAL 1994 COMPARED TO FISCAL 1993

Net sales rose 2.4% to $107,956,000 from $105,405,000 in 1993.  This was led by a 7.9% increase in domestic consumer product sales to $82,643,000 from $76,592,000 in 1993. The domestic consumer products sales growth was offset by an 11.6% decrease in international consumer product sales to $11,727,000 from $13,269,000 in 1993 and a 12.6% decrease in specialty chemical sales to $13,586,000 from $15,544,000 in 1993.

The growth in domestic consumer products sales resulted primarily from $6,257,000 of partial year sales from the two newly acquired products, PHISODERM and BENZODENT. The remaining brands were basically flat with sales in 1994 declining $206,000. Absent the new products, sales of the division's OTC pharmaceuticals increased 1.8% in 1994 led by strong sales of PAMPRIN, PREMSYN PMS and ICY

HOT. Sales of FLEX-ALL 454 decreased by 2.1% from 1993 sales levels for the first time while NORWICH sales declined 22.8% from 1993 due to continued inroads by private label products and general analgesics. Although revenues from CORN SILK and SUN-IN increased in 1994, the division's overall sales of cosmetic and toiletry brands declined 4.3%. The loss of a major retail customer due to account consolidation in 1994 resulted in a 15.4% sales drop for BULLFROG versus 1993. ULTRASWIM and MUDD also registered sales decreases of 9.3% and 19.5%, respectively.

The decline in sales of the international division reflected the efforts initiated in 1993 to reorganize the division to a more profitable unit. In Canada, ALGEMARIN, an unprofitable line of bath products, was sold in June. Due to heavy returns in the spring following the Christmas season, this event had a negative impact on sales. During the fourth quarter of 1993, certain distributor arrangements were terminated on the Western European continent and within the U.S. export unit, and marketing efforts to others were significantly reduced leading to decreased sales in 1994. The acquisition of PHISODERM in Canada added $796,000 in partial year sales.

Reduced sales in the specialty chemicals division in 1994 were primarily the result of the loss of Warner-Lambert as a customer in July 1993 due to the reformulation of its ROLAIDS-Registered Trademark- product line. On an annualized basis, Warner-Lambert had accounted for about $4,000,000 of the division's sales of DASC and recovered alcohol by-products and was the most significant contributor to the division's margins. Partial year sales in 1993 related to the Warner-Lambert business were $2,629,000. Sales from continuing operations, after adjusting for the loss of the ROLAIDS-Registered Trademark-volume, increased modestly by 5.2%, from $12,915,000 in 1993 to $13,586,000 with all product groups contributing to the increase.

Cost of goods as a percentage of net sales improved to 34.4% from 34.6% in 1993. The decline was primarily the result of a shift in mix of sales between the divisions with sales of the higher margin domestic consumer products representing about 76.6% of consolidated sales in 1994 compared to 72.7% in 1993. This overall improvement included the write-off of approximately $425,000 of inventory related to the unsuccessful launch of Nighttime PAMPRIN.

Advertising and promotion expense, almost all of which is attributable to the consumer products division, dropped by $2,927,000, or 8.1%, to $33,346,000 in 1994 from $36,273,000 in the previous year. The decrease was primarily the result of $2,988,000 in reduced advertising spending for FLEX-ALL 454 and NORWICH. The reduction in advertising spending for these two brands reflected management's recognition of the maturation of FLEX-ALL 454 and the marginal benefits of the national advertising campaign for NORWICH in 1993. The division also spent $1,310,000 in advertising and promotion expenditures on the two acquired brands, PHISODERM and BENZODENT.

Selling, general and administrative expenses decreased by $34,000 to $21,244,000 from $21,278,000 in 1993 and declined as a percentage of the Company's net sales to 19.7% from 20.2% in 1993. This slight improvement compared to 1993 was realized even with the incremental expense of incentive bonuses to management and of additional compensation to sales personnel and independent sales agents as a result of increased sales for the year.

In 1994, the Company recognized a nonrecurring and unusual charge of $559,000 related to the repricing of the Company's stock options in connection with the payment of the Special Dividend in June 1993. The total charge related to the noncash, remeasured compensation was $1,987,000 and is being amortized over the vesting period of the options. The amount recorded in 1993 as part of the nonrecurring and unusual charge was $956,000.


Interest expense increased to $10,112,000 from $4,229,000 in 1993 as a result of higher outstanding indebtedness related to the payment of the Special Dividend in June 1993, the consummation of the two acquisitions and higher interest rates related to the senior subordinated notes issue in June of 1994. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Net investment income increased substantially to $186,000 from a loss of $522,000 in 1993. The loss incurred in 1993 related to liquidation of the investment portfolio with the proceeds being used to reduce bank debt and partially fund the payment of the Special Dividend. During 1994, the Company also realized a loss of $513,000 from the sale of the distribution rights to ALGEMARIN in Canada and a gain of $484,000 on the sale of an interest rate swap.

Income taxes decreased to 35.9% of income from continuing operations before income taxes, extraordinary loss and cumulative effect of accounting changes from 36.7% in 1993. See Note 6 of Notes to Consolidated Financial Statements.

In conjunction with the refinancing of existing debt with the proceeds from the issuance of the senior subordinated notes and the new bank facility in 1994, the Company incurred an extraordinary loss of $1,556,000 (net of taxes) related to the early extinguishment of debt. This compares to an extraordinary loss of $480,000 (net of taxes) recognized in 1993 in connection with an earlier extinguishment of debt.

Based on increased sales, planned reductions in advertising and promotion and the reduction in nonrecurring and unusual charges, but offset by increases in interest expense and extraordinary charges, net income rose 50.1% to $2,054,000 in 1994 from $1,368,000 in 1993.

FISCAL 1993 COMPARED TO FISCAL 1992

Net sales decreased 2.5% in 1993 to $105,405,000 from $108,151,000 in 1992.  The decline was a result of a 13.3% decrease in specialty chemical sales to $15,544,000 from $17,930,000 in 1992 and a 7.7% decrease in international consumer product sales to $13,269,000 from $14,376,000 in 1992, partially offset by a 1.0% increase in domestic consumer product sales to $76,592,000 from $75,845,000 in 1992.

The increase in domestic consumer product sales resulted from the growth of CORN SILK, FLEX-ALL 454, BULLFROG and ICY HOT. The Company also introduced

Maximum Strength FLEX-ALL 454 in August 1993 and Nighttime PAMPRIN in September 1993 as line extensions, although initial sales levels were lower than the Company had anticipated. Contributing significantly to the inability of the division to expand sales volume were inventory reductions at the trade level. These reductions were reflected in the fact that factory sales during the second half of 1993 trailed retail sales as measured by A.C. Nielsen for several brands, including FLEX-ALL 454, PAMPRIN, ICY HOT, PREMSYN PMS and NORWICH.

The decline in sales of the international division reflected unfavorable translational variances in foreign currency exchange rates which reduced sales in U.S. dollars by about $2 million in comparison with 1992. Sales increases in the U.K. and from export sales to Central and South America during 1993 were more than offset by declining sales in Spain and Germany together with the reduced sales volume of ALGEMARIN in Canada.

The drop in sales in the specialty chemicals division was primarily the result of the loss of Warner-Lambert as a customer in July 1993 due to the reformulation of its ROLAIDS-Registered Trademark- product line. On an annualized basis, Warner-Lambert had accounted for about $4 million of the division's sales of DASC and recovered alcohol by-products and was the most significant contributor to the division's gross margin. Also contributing to the shortfall was the loss of certain very low margin, opportunistic sales of glycine and a write-off of approximately $400,000 of inventory related to new product development.

Cost of goods sold as a percentage of net sales increased to 34.6% in 1993 from 34.2% in 1992. The increase in fiscal 1993 reflected a reduction in gross margin percentages of the specialty chemicals division resulting from a shift in sales and product mix.

Advertising and promotion expense, almost all of which is attributable to the consumer products division, increased 4.9% to $36,273,000 in 1993 from $34,589,000 in 1992. This increase reflected major expenditures associated with the marketing of PAMPRIN, ICY HOT and BULLFROG, as efforts were focused on expanding these brands, and the introduction of two product line extensions, Maximum Strength FLEX-ALL 454 and

Nighttime PAMPRIN. The Company increased advertising and promotion expenses in 1993 during a period in which sales failed to attain projected levels in order to expand the market positions of its products and to support the launch of the line extensions.

Selling, general and administrative expenses decreased to $21,278,000 in 1993 from $22,893,000 in 1992 and also improved as a percentage of the Company's net sales to 20.2% from 21.1% in 1992. The majority of the decline in these expenses reflected the fact that no bonuses were paid to management on the basis of operating performance in 1993.

Interest expense increased by 68.8% in 1993 to $4,229,000 from $2,505,000 in 1992. The increase was attributable to the higher outstanding indebtedness under the Company's credit facility relating to the financing of the Special Dividend transaction.

An investment loss of $522,000 in 1993 reflected a decline of $1,263,000 from income of $741,000 in 1992. The decrease was primarily due to losses on the liquidation of the investment portfolio, which was sold in conjunction with the repayment of bank debt and the payment of the Special Dividend.

The net other income in 1993 was primarily the result of a gain from the sale of BLACK DRAUGHT and NULLO, two minor consumer product brands.

Income taxes increased in 1993 to 36.7% of income from continuing operations before income taxes, extraordinary loss and cumulative effect of accounting changes from 34.0% in 1992. See Note 6 of Notes to Consolidated Financial Statements.

In 1993, the Company recognized $5,527,000 of pretax nonrecurring and unusual charges reflecting the restructuring of the Company's international division, a noncash expense related to the repricing of stock options undertaken as a result of the Special Dividend transaction and, to a lesser extent, a reduction in corporate staffing. The most significant charges were related to the restructuring of the Company's distribution operations in Spain, the write-down of certain assets to net realizable value associated with the proposed sale of the ALGEMARIN product line, termination and employee severance costs in both the domestic and international consumer products operations and a write-off of certain assets related to the Company's German operations. While the full benefit will not be realized until 1994, the corporate and international restructuring should save approximately $1 million on an annualized basis. See Note 13 of Notes to Consolidated Financial Statements.

The Company also incurred an extraordinary loss of $480,000 (net of taxes) related to the early extinguishment of debt and a net benefit of $569,000 resulting from the adoption of SFAS No. 106 and SFAS No. 109.


Based on lower operating income, increased interest expense, the nonrecurring and unusual charges and the extraordinary loss, net income fell to $1,368,000 in 1993 from $8,072,000 in 1992.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at November 30, 1994 was $13,109,000 compared to $18,630,000 a year earlier and the current ratio (current assets divided by current liabilities) declined to 1.65 at November 30, 1994 from 1.96 for the prior year-ended. Working capital represents 15.2% of total assets at November 30, 1994, compared to 26.5% of total assets at November 30, 1993. The decrease in working capital was due principally to two factors. The Company began a program which reduced inventories by $3,892,000, while maintaining high quality service levels to customers. Also as a result of the issuance of the senior subordinated notes and its semi-annual interest payments due in December and June, accrued liabilities were up $2,668,000. With the new bank credit facility, current maturities of long-term bank debt decreased by $2,500,000, partially offsetting the decreases to working capital mentioned above.

In 1994, capital expenditures totaled $2,764,000 compared to $2,297,000 in 1993. Three major projects were not yet completed at year-end with approximately $1,350,000 remaining to be spent in the first half of 1995. These projects include capital required to bring the manufacturing of PHISODERM into the Company's current facilities, to support a new product opportunity in the chemicals division and to support packaging changes for the PAMPRIN and PREMSYN PMS product lines. Capital expenditures for 1995 are not anticipated to exceed $3,500,000.


Total debt outstanding was $96,986,000 at November 30, 1994 compared to $88,000,000 the prior year. Under the terms of the current bank facility, $15,422,000 was available at November 30, 1994 under a working capital line of credit for general operating purposes. The availability of credit is determined based on the Company's accounts receivable and inventories. Also, a separate $12,500,000 revolving line of credit was available at year end for acquisition purposes. The Company also has additional borrowing capacity of up to $2,000,000 against life insurance policies owned by the Company, all of which was available at November 30, 1994.

During the fourth quarter of 1993, the Company recorded nonrecurring and unusual charges of $5,527,000. These charges included an accrual of $1,842,000 at November 30, 1993, which covered severance payments for executives leaving the Company, fees related to the termination of distributors and other international restructuring charges. The accrual balance at November 30, 1994 of $331,000 is adequate to cover any remaining liabilities.

Management believes that cash flow from operations together with funds available under its credit facility and borrowings available under insurance policies should be sufficient to fund the Company's current commitments and proposed operations.

FOREIGN OPERATIONS

The Company's primary foreign operations are conducted through its Canadian and U.K. subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1994 and 1993, these subsidiaries accounted for 11% and 13% of total revenues, respectively, and 9% and 18% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in the U.K. and Canada or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. A gain of $82,000 and a loss of $257,000 for the years ended November 30, 1994 and 1993, respectively, resulted rom foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to the Consolidated Financial Statements.

                      SALES AND INCOME BY LINE OF BUSINESS
                                 (IN THOUSANDS)

                                                                               1994           1993          1992
                                                                              ----           ----          ----
CONSUMER PRODUCTS:
Net sales
 Domestic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  82,643      $  76,592      $  75,845
 International . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,727         13,269         14,376
                                                                            ---------      ---------      ---------
                                                                            $  94,370      $  89,861      $  90,221
                                                                            ---------      ---------      ---------

Operating income
 Domestic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  16,981      $  10,127      $  12,140
 International . . . . . . . . . . . . . . . . . . . . . . . . . . . .            120            381            174
                                                                            ---------      ---------      ---------
                                                                            $  17,101      $  10,508      $  12,314
                                                                            ---------      ---------      ---------

Identifiable assets
 Domestic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  65,423      $  45,024      $  41,249
 International . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,032         12,768         12,669
                                                                            ---------      ---------      ---------
                                                                            $  73,455      $  57,792      $  53,918
                                                                            ---------      ---------      ---------

Capital expenditures
 Domestic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   1,772      $   1,402      $   1,966
 International . . . . . . . . . . . . . . . . . . . . . . . . . . . .             73             55             47
                                                                            ---------      ---------      ---------
                                                                            $   1,845      $   1,457      $   2,013
                                                                            ---------      ---------      ---------

Depreciation and amortization
Domestic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   3,335      $   2,300      $   2,330
International. . . . . . . . . . . . . . . . . . . . . . . . . . . . .             73            544            209
                                                                            ---------      ---------      ---------
                                                                            $   3,408      $   2,844      $   2,539
                                                                            ---------      ---------      ---------

SPECIALTY CHEMICALS:
 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  13,586      $  15,544      $  17,930
 Operating income. . . . . . . . . . . . . . . . . . . . . . . . . . .          3,093          4,111          5,555
 Identifiable assets . . . . . . . . . . . . . . . . . . . . . . . . .          9,649          8,119          8,329
 Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . . .            919            840          1,102
 Depreciation and amortization . . . . . . . . . . . . . . . . . . . .            628            543            518

CONSOLIDATED:
 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 107,956      $ 105,405      $ 108,151
 Operating income. . . . . . . . . . . . . . . . . . . . . . . . . . .         20,194         14,619         17,869
 Other unallocated expenses, net(1). . . . . . . . . . . . . . . . . .        (14,562)       (12,597)        (5,637)
 Income before income taxes. . . . . . . . . . . . . . . . . . . . . .          5,632          2,022         12,232
 Identifiable assets . . . . . . . . . . . . . . . . . . . . . . . . .         83,104         65,911         62,247
 Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . . .          2,764          2,297          3,115
 Depreciation and amortization . . . . . . . . . . . . . . . . . . . .          4,036          3,387          3,057

SALES BETWEEN INDUSTRY SEGMENTS ARE NOT MATERIAL

(1) Principally interest expense, corporate overhead not allocated to the divisions and nonrecurring and unusual charges.


                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                Years Ended November 30,
                                                    ------------------------------------------------------------------
                                                      1994           1993           1992           1991           1990
                                                    --------       --------       --------       --------       --------
INCOME STATEMENT DATA
NET SALES. . . . . . . . . . . . . . . . . .        $107,956       $105,405       $108,151       $100,655       $ 84,364
                                                    --------       --------       --------       --------       --------
COSTS AND EXPENSES:
 Cost of sales . . . . . . . . . . . . . . .          37,175         36,466         36,938         37,324         32,052
 Operating expenses. . . . . . . . . . . . .          54,590         57,551         57,482         53,699         44,310
 Nonrecurring and unusual charges. . . . . .             559          5,527             --             --             --
                                                    --------       --------       --------       --------       --------
   Total . . . . . . . . . . . . . . . . . .          92,324         99,544         94,420         91,023         76,362
                                                    --------       --------       --------       --------       --------
INCOME FROM OPERATIONS . . . . . . . . . . .          15,632          5,861         13,731          9,632          8,002
OTHER EXPENSE, NET . . . . . . . . . . . . .          10,000          3,839          1,499          2,527          2,599
                                                    --------       --------       --------       --------       --------
INCOME BEFORE INCOME
  TAXES, EXTRAORDINARY
  LOSS AND CUMULATIVE
  EFFECT OF ACCOUNTING
  CHANGES. . . . . . . . . . . . . . . . . .           5,632          2,022         12,232          7,105          5,403
PROVISION FOR INCOME
  TAXES  . . . . . . . . . . . . . . . . . .           2,022            743          4,160          2,276         2,1000
                                                    --------       --------       --------       --------       --------
INCOME BEFORE EXTRA-
  ORDINARY LOSS AND
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES . . . . . . . . . . . .           3,610          1,279          8,072          4,829          3,303
EXTRAORDINARY LOSS ON
  EARLY EXTINGUISHMENT OF
  DEBT, NET. . . . . . . . . . . . . . . . .          (1,556)          (480)            --             --             --
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES, NET. . . . . . . . . .              --            569             --             --             --
                                                    --------       --------       --------       --------       --------
NET INCOME . . . . . . . . . . . . . . . . .        $  2,054       $  1,368       $  8,072       $  4,829       $  3,303
                                                    --------       --------       --------       --------       --------
                                                    --------       --------       --------       --------       --------

PER COMMON SHARE DATA
INCOME BEFORE EXTRA-
  ORDINARY LOSS AND
  ACCOUNTING CHANGES . . . . . . . . . . . .        $    .50       $    .20       $   1.60       $   1.20       $    .87
NET INCOME . . . . . . . . . . . . . . . . .             .29            .22           1.60           1.20           . 87
DIVIDENDS. . . . . . . . . . . . . . . . . .              --          20.20           .300           .217           .187

BALANCE SHEET DATA
(At End Of Period)
CURRENT ASSETS . . . . . . . . . . . . . . .        $  33,30       $ 38,137       $ 66,970       $ 33,712       $ 25,324
CURRENT LIABILITIES. . . . . . . . . . . . .          20,192         19,507         16,579         16,914         20,378
TOTAL ASSETS . . . . . . . . . . . . . . . .          86,416         70,194         98,451         65,201         52,994
LONG-TERM DEBT, less current
  maturities . . . . . . . . . . . . . . . .          94,486         83,000         22,784         29,278         19,282
SHAREHOLDERS' EQUITY
  (DEFICIT). . . . . . . . . . . . . . . . .         (29,551)       (33,473)        58,607         18,692         13,187


MARKET PRICES

  The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:


                              --------------------------------------------
                                     1994                     1993
                              --------------------------------------------
                               High        Low          High          Low
                              --------------------------------------------
QUARTER ENDED:
February................      8 5/8       6 3/4        30           24 3/4
May.....................      7 3/4       5 3/4        31 1/2       25
August..................      6 1/2       5            32            9 1/4
November................      7 3/8       5 1/8        11            7

The sharp decline in market price in the August 1993 quarter is related to the $20 per share Special Dividend paid on June 11, 1993. Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 22, 1995.


QUARTERLY DATA (unaudited)
(In thousands of dollars, except per share amounts)

                                                   ___________   ___________    __________   ____________
                                                                                    NET
                                                       NET          GROSS          INCOME      EARNINGS
FISCAL 1994                                           SALES         PROFIT         (LOSS)    PER SHARE(1)
                                                   _______________________________________________________
QUARTER ENDED:
February . . . . . . . . . . . . . . . . . .        $ 20,820       $ 13,038       $   (252)     $  (.03)
May. . . . . . . . . . . . . . . . . . . . .          26,906         18,018          1,553         . 21
August . . . . . . . . . . . . . . . . . . .          29,328         19,689           (105)        (.01)
November . . . . . . . . . . . . . . . . . .          30,902         20,036            858          .12
                                                    --------       --------       --------
  Total. . . . . . . . . . . . . . . . . . .        $107,956       $ 70,781       $  2,054          .29
                                                    --------       --------       --------
                                                    --------       --------       --------
FISCAL 1993(2)
QUARTER ENDED:
February . . . . . . . . . . . . . . . . . .        $ 21,182       $ 13,541       $  1,496      $   .28
May. . . . . . . . . . . . . . . . . . . . .          29,054         19,206          3,087          .57
August . . . . . . . . . . . . . . . . . . .          26,597         18,326          1,269          .17
November . . . . . . . . . . . . . . . . . .          28,572         17,866         (4,484)        (.61)
                                                    --------       --------       --------
  Total. . . . . . . . . . . . . . . . . . .        $105,405       $ 68,939       $  1,368          .22
                                                    --------       --------       --------
                                                    --------       --------       --------


     (1)The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and common share equivalents used (where dilutive) in the quarterly and annual computations.

     (2)Effective December 1, 1992, the Company adopted SFAS No 106 and SFAS No 109 (Note 3). Previously reported quarterly data for fiscal 1993 has been restated to reflect the adoption of these new accounting standards.

DIVIDENDS

Dividend payments by quarter for common shares are presented below:


                                       _____________       ______________
                                           1994(1)             1993
                                       _____________       ______________
First Quarter.....................        $  --               $   .10
Second Quarter....................           --                   .10
Third Quarter.....................           --                 20.00
Fourth Quarter....................           --                    -- (1)
                                         ------               -----------
                                          $  --               $ 20.20
                                         ------               -----------
                                         ------               -----------

(1) The quarterly dividend was suspended after payment of the Special Dividend of $20 per share in 1993.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1994 AND 1993
                                 (IN THOUSANDS)


ASSETS                                                                1994           1993
CURRENT ASSETS:
 Cash and cash equivalents . . . . . . . . . . . . . . . . .      $   3,034      $   4,462
 Accounts receivable, less allowance for doubtful accounts
  of $850 in 1994 and $350 in 1993 . . . . . . . . . . . . .         20,288         18,959
 Refundable and deferred income taxes. . . . . . . . . . . .          1,015          1,746
 Inventories . . . . . . . . . . . . . . . . . . . . . . . .          7,219         11,111
 Prepaid expenses and other current assets . . . . . . . . .          1,745          1,859
                                                                  ---------      ---------
   Total current assets. . . . . . . . . . . . . . . . . . .         33,301         38,137
                                                                  ---------      ---------


PROPERTY, PLANT AND EQUIPMENT, NET . . . . . . . . . . . . .         11,279         10,083
                                                                  ---------      ---------

OTHER NONCURRENT ASSETS:
 Patents, trademarks and other purchased
  product rights, net. . . . . . . . . . . . . . . . . . . .         32,455         13,628
 Debt issuance costs, net  . . . . . . . . . . . . . . . . .          3,771          2,453
 Deferred income taxes . . . . . . . . . . . . . . . . . . .          1,598          1,852
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,012          4,041
                                                                  ---------      ---------
   Total other noncurrent assets . . . . . . . . . . . . . .         41,836         21,974
                                                                  ---------      ---------
     TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .      $  86,416      $  70,194
                                                                  ---------      ---------
                                                                  ---------      ---------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1994 AND 1993
                                 (IN THOUSANDS)


LIABILITIES AND SHAREHOLDERS' DEFICIT                                      1994          1993

CURRENT LIABILITIES:
 Current maturities of long-term debt. . . . . . . . . . . . . .       $   2,500      $   5,000
 Accounts payable. . . . . . . . . . . . . . . . . . . . . . . .           5,559          5,285
 Payable to bank . . . . . . . . . . . . . . . . . . . . . . . .           1,301          1,058
 Accrued liabilities . . . . . . . . . . . . . . . . . . . . . .          10,832          8,164
                                                                       ---------      ---------
   Total current liabilities . . . . . . . . . . . . . . . . . .          20,192         19,507
                                                                       ---------      ---------

LONG-TERM DEBT, less current maturities. . . . . . . . . . . . .          94,486         83,000
                                                                       ---------      ---------

ACCRUED POSTRETIREMENT HEALTH CARE
 BENEFITS. . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,289          1,160
                                                                       ---------      ---------

COMMITMENTS AND CONTINGENCIES (Notes 5, 9 and 11)

SHAREHOLDERS' DEFICIT:
 Preferred shares, without par value, authorized
  1,000, none issued . . . . . . . . . . . . . . . . . . . . . .              --             --
 Common shares, without par value, authorized 20,000, issued
  7,292 in 1994 and 1993 . . . . . . . . . . . . . . . . . . . .           1,519          1,519
 Paid-in surplus . . . . . . . . . . . . . . . . . . . . . . . .          51,797         50,283
 Accumulated deficit . . . . . . . . . . . . . . . . . . . . . .         (81,352)       (83,406)
                                                                       ---------      ---------
                                                                         (28,036)       (31,604)

Foreign currency translation adjustment. . . . . . . . . . . . .          (1,515)        (1,869)
                                                                       ---------      ---------
 Total shareholders' deficit . . . . . . . . . . . . . . . . . .         (29,551)       (33,473)
                                                                       ---------      ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT . . . . . . . . .       $  86,416       $ 70,194
                                                                       ---------      ---------
                                                                       ---------      ---------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 1994, 1993 AND 1992
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     1994           1993           1992

NET SALES. . . . . . . . . . . . . . . . . . . . . . . . . .       $107,956       $105,405       $108,151
                                                                   --------       --------       --------
COSTS AND EXPENSES:
 Cost of sales . . . . . . . . . . . . . . . . . . . . . . .         37,175         36,466         36,938
 Advertising and promotion . . . . . . . . . . . . . . . . .         33,346         36,273         34,589
 Selling, general and administrative . . . . . . . . . . . .         21,244         21,278         22,893
 Nonrecurring and unusual charges (Note 13). . . . . . . . .            559          5,527             --
                                                                   --------       --------       --------
  Total costs and expenses . . . . . . . . . . . . . . . . .         92,324         99,544         94,420
                                                                   --------       --------       --------
INCOME FROM OPERATIONS . . . . . . . . . . . . . . . . . . .         15,632          5,861         13,731
                                                                   --------       --------       --------

OTHER INCOME (EXPENSE):
 Interest expense. . . . . . . . . . . . . . . . . . . . . .        (10,112)        (4,229)        (2,505)
 Investment income (loss). . . . . . . . . . . . . . . . . .            186           (522)           741
 Other income (expense), net . . . . . . . . . . . . . . . .            (74)           912            265
                                                                   --------       --------       --------
  Total other income (expense) . . . . . . . . . . . . . . .        (10,000)        (3,839)        (1,499)
                                                                   --------       --------       --------
INCOME BEFORE INCOME TAXES,
 EXTRAORDINARY LOSS AND CUMULATIVE
 EFFECT OF ACCOUNTING CHANGES. . . . . . . . . . . . . . . .          5,632          2,022         12,232
PROVISION FOR INCOME TAXES . . . . . . . . . . . . . . . . .          2,022            743          4,160
                                                                   --------       --------       --------
INCOME BEFORE EXTRAORDINARY LOSS AND
 CUMULATIVE EFFECT OF ACCOUNTING
 CHANGES . . . . . . . . . . . . . . . . . . . . . . . . . .          3,610          1,279          8,072
EXTRAORDINARY LOSS ON EARLY EXTINGUISH-
 MENT OF DEBT, NET (Note 5). . . . . . . . . . . . . . . . .         (1,556)          (480)            --
CUMULATIVE EFFECT OF ACCOUNTING
 CHANGES, NET (Note 3) . . . . . . . . . . . . . . . . . . .             --            569             --
                                                                   --------       --------       --------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . .       $  2,054        $ 1,368        $ 8,072
                                                                   --------       --------       --------
                                                                   --------       --------       --------

NET INCOME PER COMMON SHARE:
 Before extraordinary loss and cumulative effect of
  accounting changes . . . . . . . . . . . . . . . . . . . .         $  .50      $     .20      $    1.60
 Extraordinary loss. . . . . . . . . . . . . . . . . . . . .           (.21)          (.07)            --
 Cumulative effect of accounting changes . . . . . . . . . .             --            .09             --
                                                                   --------       --------       --------
  Net income per common share. . . . . . . . . . . . . . . .         $  .29      $     .22       $   1.60
                                                                   --------       --------       --------
                                                                   --------       --------       --------

WEIGHTED AVERAGE NUMBER OF COMMON
 AND COMMON EQUIVALENT SHARES
 OUTSTANDING . . . . . . . . . . . . . . . . . . . . . . . .          7,292          6,341          5,033
                                                                   --------       --------       --------
                                                                   --------       --------       --------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED NOVEMBER 30, 1994, 1993 AND 1992
                                 (IN THOUSANDS)
                                    (NOTE 7)


                                                                                          Net Unrealized     Foreign
                                                                             Retained        Loss on        Currency
                                                 Common        Paid-in       Earnings       Long-Term     Translation
                                                 Shares        Surplus       (Deficit)     Investments     Adjustment     Total
                                                -------       --------       ---------     -----------    -----------    -------
Balance, November 30, 1991 . . . . . . . . .    $   789       $  1,692       $ 18,171       $  (1,849)      $  (111)     $18,692
 Net income. . . . . . . . . . . . . . . . .         --             --          8,072              --            --        8,072
 Dividends . . . . . . . . . . . . . . . . .         --             --         (1,447)             --            --       (1,447)
 Issuance of common shares . . . . . . . . .        228         27,876             --              --            --       28,104
 Exercise of stock options . . . . . . . . .         77          2,344             --              --            --        2,421
 Tax benefit from exercise of stock
  options. . . . . . . . . . . . . . . . . .         --          3,026             --              --            --        3,026
 Decrease in net unrealized loss on
  long-term investments. . . . . . . . . . .         --             --             --           1,052            --        1,052
 Foreign currency translation adjustment . .         --             --             --              --        (1,313)      (1,313)
                                                -------       --------       ---------     -----------    -----------    -------
Balance, November 30, 1992 . . . . . . . . .      1,094         34,938         24,796            (797)       (1,424)      58,607
 Net income. . . . . . . . . . . . . . . . .         --             --          1,368              --            --        1,368
 Dividends . . . . . . . . . . . . . . . . .         --             --       (109,570)             --            --     (109,570)
 Issuance of common shares . . . . . . . . .        389         12,016             --              --            --       12,405
 Stock options granted . . . . . . . . . . .         --            956             --              --            --          956
 Exercise of stock options . . . . . . . . .         36          1,120             --              --            --        1,156
 Tax benefit from exercise of stock
  options. . . . . . . . . . . . . . . . . .         --          1,253             --              --            --        1,253
 Decrease in net unrealized loss on
  long-term investments. . . . . . . . . . .         --             --             --             797            --          797
 Foreign currency translation adjustment . .         --             --             --              --          (445)        (445)
                                                -------       --------       ---------     -----------    -----------    -------
Balance, November 30, 1993 . . . . . . . . .      1,519         50,283        (83,406)             --        (1,869)     (33,473)
 Net income. . . . . . . . . . . . . . . . .         --             --          2,054              --            --        2,054
 Issuance of warrants. . . . . . . . . . . .         --            955             --              --            --          955
 Stock options granted . . . . . . . . . . .         --            559             --              --            --          559
 Foreign currency translation adjustment . .         --             --             --              --           354          354
                                                -------       --------       ---------     -----------    -----------    -------
Balance, November 30, 1994 . . . . . . . . .   $  1,519      $  51,797     $  (81,352)           $ --    $   (1,515)   $ (29,551)
                                                -------       --------       ---------     -----------    -----------    -------
                                                -------       --------       ---------     -----------    -----------    -------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 1994, 1993 AND 1992
                                 (IN THOUSANDS)


                                                                            1994           1993           1992
                                                                       ---------------------------------------
OPERATING ACTIVITIES:
 Net income. . . . . . . . . . . . . . . . . . . . . . . . .            $  2,054       $  1,368       $  8,072
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization. . . . . . . . . . . . . . .               4,036          3,387          3,057
  Cumulative effect of accounting changes, net . . . . . . .                  --           (569)            --
  Deferred income tax provision. . . . . . . . . . . . . . .                 303            393            164
  Repriced stock option expense. . . . . . . . . . . . . . .                 559            956             --
  Loss (gain) on sales of assets . . . . . . . . . . . . . .                 518           (757)           (40)
  Extraordinary loss on extinguishment of debt, net. . . . .               1,556            480             --
  Other, net . . . . . . . . . . . . . . . . . . . . . . . .                 983           (343)          (253)
  Changes in operating assets and liabilities:
   Accounts receivable . . . . . . . . . . . . . . . . . . .              (1,704)         1,682         (1,333)
   Refundable and deferred income taxes. . . . . . . . . . .                 828           (941)           (62)
   Inventories . . . . . . . . . . . . . . . . . . . . . . .               3,832            495         (3,377)
   Prepaid expenses and other current assets . . . . . . . .                 133            317           (437)
   Accounts payable and accrued liabilities. . . . . . . . .               3,064          1,852         (1,808)
   Payable to bank . . . . . . . . . . . . . . . . . . . . .                 243            230            659
                                                                        --------       --------       --------
    Net cash provided by operating activities. . . . . . . .              16,405          8,550          4,642
                                                                        --------       --------       --------
                                                                        --------       --------       --------

INVESTING ACTIVITIES:
 Purchases of property, plant and equipment. . . . . . . . .              (2,764)        (2,297)        (3,115)
 Net decrease in long-term investments . . . . . . . . . . .                  --          5,062          2,982
 Proceeds from (purchases of) short-term investments . . . .                  --         23,212        (23,212)
 Proceeds from notes and sales of assets . . . . . . . . . .                 549            619            419
 Purchases of patents, trademarks and other product rights .             (20,272)        (1,750)          (159)
 Increase in other assets. . . . . . . . . . . . . . . . . .              (1,266)          (790)        (1,836)
                                                                        --------       --------       --------
   Net cash provided by (used in) investing activities . . .             (23,753)        24,056        (24,921)
                                                                        --------       --------       --------
                                                                        --------       --------       --------

FINANCING ACTIVITIES:
 Repayment of long-term debt . . . . . . . . . . . . . . . .            (112,831)       (42,900)       (32,279)
 Proceeds from long-term debt. . . . . . . . . . . . . . . .              48,706        104,116         26,535
 Proceeds from issuance of senior subordinated notes . . . .              73,012             --             --
 Proceeds from issuance of common stock, net . . . . . . . .                  --         12,405         28,104
 Common stock dividends paid . . . . . . . . . . . . . . . .                  --       (109,570)        (1,447)
 Proceeds from issuance of stock warrants. . . . . . . . . .                 955             --             --
 Exercise of stock options . . . . . . . . . . . . . . . . .                  --          1,156          2,421
 Tax benefit from exercise of stock options. . . . . . . . .                  --          1,253          3,026
 Debt issuance costs . . . . . . . . . . . . . . . . . . . .              (4,011)        (2,630)            --
 Other, net. . . . . . . . . . . . . . . . . . . . . . . . .                  --           (712)            --
                                                                        --------       --------       --------
   Net cash provided by (used in) financing activities . . .               5,831        (36,882)        26,360
                                                                        --------       --------       --------
                                                                        --------       --------       --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . . . . . . . .                  89             30            200
                                                                        --------       --------       --------

CASH AND CASH EQUIVALENTS:
 Increase (decrease) for the year. . . . . . . . . . . . . .              (1,428)        (4,246)         6,281
 At beginning of year. . . . . . . . . . . . . . . . . . . .               4,462          8,708          2,427
                                                                        --------       --------       --------
 At end of year. . . . . . . . . . . . . . . . . . . . . . .            $  3,034       $  4,462       $  8,708
                                                                        --------       --------       --------
                                                                        --------       --------       --------



         The accompanying notes are an integral part of these consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1)  GENERAL
     --------------------------------------------------------------------------

          Chattem, Inc. and its wholly owned subsidiaries (the Company) are primarily engaged in manufacturing and marketing branded consumer products and specialty chemicals. The consumer products are sold nationwide and in many international markets, primarily through independent and chain drug stores, drug wholesalers, mass merchandisers and food stores. Specialty chemicals are sold primarily to other manufacturing companies.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     --------------------------------------------------------------------------

     BASIS OF CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     INVENTORIES

          Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out (LIFO) cost or market, while international inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

     REVENUE RECOGNITION

          Revenue is recognized when the Company's products are shipped to its customers.

     INCOME TAXES

          As discussed in Note 3, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective December 1, 1992. SFAS No. 109 requires an asset and liability approach to accounting for deferred income taxes based on currently enacted tax rates and differences in financial reporting and income tax bases of assets and liabilities. In prior years, the Company accounted for income taxes using the deferral method in accordance with Accounting Principles Board Opinion No. 11 (Note 6).

     PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

          The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. Total accumulated amortization of these assets at November 30, 1994 and 1993 was $5,824 and $5,382, respectively. Amortization expense for 1994, 1993 and 1992 was $1,309, $1,179 and $1,233, respectively. Royalty expense related to other purchased product rights for

     1994, 1993 and 1992 was $1,703, $1,974 and $2,365, respectively.
     Amortization and royalty expense are included in advertising and promotion expense in the accompanying statements of income.

     PROPERTY, PLANT AND EQUIPMENT


          Property, plant and equipment are recorded at cost. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of 10 to 40 years for buildings and improvements and 5 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred.

     RESEARCH AND DEVELOPMENT

          Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,255, $1,292 and $1,232 in 1994, 1993 and 1992, respectively.

     ADVERTISING EXPENSES

          The cost of advertising is expensed in the fiscal year in which the related advertising takes place. In December 1993, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position No. 93-7, "Reporting on Advertising Costs" (SOP 93-7). SOP 93-7 is effective for fiscal years beginning after June 15, 1994 and provides guidance on the recognition of advertising expenses. Adoption of SOP 93-7 in fiscal 1995 will not have a material impact on the Company's financial position or operating results.

     NET INCOME PER COMMON SHARE

          Net income per common share is based on the weighted average number of common shares outstanding after consideration of common share equivalents having a dilutive effect (Note 7).

     INVESTMENTS

          Short-term investments are stated at cost plus accrued interest, which approximates market value. Realized gains and losses are computed on a specific identification basis. The Company's short-term investment portfolio was liquidated in 1993.

     PAYABLE TO BANK

          Payable to bank includes checks outstanding in excess of certain cash balances.

     RECLASSIFICATIONS

          Certain prior year amounts have been reclassified to conform with the 1994 financial statement presentation.

     CASH AND CASH EQUIVALENTS

          For purposes of the statements of cash flows, cash and cash equivalents include time deposits and money market accounts with original maturities of three months or less.

     DEBT ISSUANCE COSTS

          The Company has incurred debt issuance costs in connection with its long-term debt (Note 5). These costs are capitalized and amortized over
     the term of the debt.   Amortization expense related to debt issuance costs
     was $439, $214 and $122 in 1994, 1993 and 1992, respectively. Accumulated amortization of these costs was $240 and $177 at November 30, 1994 and 1993, respectively. During 1994, the Company refinanced its long-term debt and incurred debt issuance costs of $4,011. As a result of the refinancing, the Company incurred an extraordinary loss of $1,556 (net of income taxes) related to the write-off of previously capitalized debt issuance costs.

     FOREIGN CURRENCY TRANSLATION

          The financial statements of the Company's Canadian and U.K. subsidiaries are translated into United States currency in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' deficit. Gains and losses which result from foreign currency transactions are included in the accompanying statements of income.

(3)  ACCOUNTING CHANGES
     --------------------------------------------------------------------------

          Effective December 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," using the cumulative catch-up method. Prior year financial statements have not been restated. SFAS No. 106 requires that the expected cost of providing postretirement health care benefits be charged to expense during the years in which the employees render service (Note 12). The cost of these benefits was historically recognized as expense when paid. The adoption of SFAS No. 106 resulted in a net charge to income of $731 ($1,160 before income taxes), or $.12 per share, for the cumulative effect of this change in accounting principle. The adoption of SFAS No. 106 did not have a significant effect on 1993 income before the cumulative effect of accounting changes.

          SFAS No. 109 requires a change from the deferral method to the asset and liability method of accounting for income taxes. Adoption of SFAS No. 109 resulted in a net credit to income of $1,300, or $.21 per share, for the cumulative effect of this change in accounting principle. The adoption of SFAS No. 109 did not have a significant effect on 1993 income before the cumulative effect of accounting changes.

(4)  PENSION PLAN

          The Company has a noncontributory defined benefit pension plan (the
     Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Due to the overfunded status of the Plan prior to 1994, no contributions have been made since 1986. Plan assets at November 30, 1994 and 1993 were invested primarily in United States government and agency securities, corporate debt securities and common stocks.

          Pension cost (credit) for the years ended November 30, 1994, 1993 and 1992 included the following components:


                                                                         -------        -------        -------
                                                                           1994          1993            1992
                                                                         -------        -------        -------
Service cost (benefits earned during the
period). . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $   581       $    456        $   389
Interest cost on projected benefit obligation. . . . . . . . . .             743            618            511
Actual loss (return) on plan assets. . . . . . . . . . . . . . .             220           (815)        (1,439)
Net amortization and deferral. . . . . . . . . . . . . . . . . .          (1,223)          (206)           484
                                                                         -------        -------        -------
Net pension cost (credit). . . . . . . . . . . . . . . . . . . .         $   321        $    53        $   (55)
                                                                         -------        -------        -------
                                                                         -------        -------        -------


The following table sets forth the funded status of the Plan as of November 30, 1994 and 1993:


                                                                     --------        ---------
                                                                         1994            1993
                                                                     --------        ---------
Actuarial present value of benefit obligations:
 Vested benefit obligation . . . . . . . . . . . . . . . . . . .     $  5,585        $  5,578
 Nonvested benefit obligation. . . . . . . . . . . . . . . . . .          912             786
                                                                     --------        ---------
  Accumulated benefit obligation . . . . . . . . . . . . . . . .     $  6,497        $  6,364
                                                                     --------        ---------
                                                                     --------        ---------

 Plan assets at fair market value. . . . . . . . . . . . . . . .     $  8,137        $  9,450
 Projected benefit obligation. . . . . . . . . . . . . . . . . .       (9,119)         (9,383)
                                                                     --------        ---------

 Plan assets in excess (deficiency) of projected
  benefit obligation . . . . . . . . . . . . . . . . . . . . . .         (982)             67
 Unrecognized net loss . . . . . . . . . . . . . . . . . . . . .        2,265           1,486
 Unrecognized prior service cost . . . . . . . . . . . . . . . .         (211)             21
 Unrecognized initial asset. . . . . . . . . . . . . . . . . . .       (1,171)         (1,351)
                                                                     --------        ---------
 Pension asset (liability) recognized in balance
  sheets at end of year. . . . . . . . . . . . . . . . . . . . .      $   (99)       $    223
                                                                     --------        ---------
                                                                     --------        ---------


          The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 6.0%, respectively, in 1994, and 7.75% and 5.0%, respectively, in 1993 The expected long-term rate of return on plan assets was 9.5%.

(5)       LONG-TERM DEBT
     --------------------------------------------------------------------------

     Long-term debt consisted of the following at November 30, 1994 and 1993:


                                                                        --------        -------
                                                                           1994         1993
                                                                        --------        -------
Revolving line of credit payable to banks at variable
 rates (9.33% weighted average at November 30,
 1994) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  4,500       $     --
Note payable to banks at variable rates (8.625% at
 November 30, 1994). . . . . . . . . . . . . . . . . . . . . . .          19,375             --
12.75% Series B Senior Subordinated Notes, due
 2004, net of unamortized discount of $1,889 . . . . . . . . . .          73,111             --
Revolving line of credit payable to bank at variable
 rates, paid during 1994 . . . . . . . . . . . . . . . . . . . .              --         16,000
Note payable to banks at variable rates, paid during
 1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --         60,000
Note payable to banks at variable rates, paid during
 1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --         12,000
                                                                        --------        -------
Total long-term debt . . . . . . . . . . . . . . . . . . . . . .          96,986         88,000
Less -- current maturities . . . . . . . . . . . . . . . . . . .          (2,500)        (5,000)
                                                                        --------        -------
Total long-term debt, net of current maturities. . . . . . . . .        $ 94,486        $83,000

                                                                        --------        -------
                                                                        --------        -------

          The Company entered into a new credit agreement with a syndicate of banks (the New Credit Agreement) on June 17, 1994 providing for maximum borrowings of up to $55,000. The New Credit Agreement is divided into a $22,500 facility for working capital purposes, a $12,500 facility for product/brand acquisitions and a six year $20,000 term loan facility.

          The term loan is payable in 24 quarterly installments commencing November 30, 1994, as follows: from November 30, 1994 through August 31, 1996, in quarterly installments of $625; from November 30, 1996 through August 31, 1997, in quarterly installments of $750; and from November 30, 1997 through May 31, 2000, in quarterly installments of $1,000. The working capital facility is available to the Company up to $22,500 or such lesser amount as is determined to be available under the terms of the New Credit Agreement and is due and payable on June 17, 2000, if the commitment is not earlier terminated under the terms of the New Credit Agreement. The acquisition facility provides for loans on a revolving credit basis which shall be repaid at the option of the Company either in a single installment on June 16, 1995, or in 12 equal, consecutive quarterly installments payable on the last day of each fiscal quarter, commencing at the end of the first fiscal quarter following the date such acquisition loan is made and continuing thereafter until the third anniversary of such acquisition loan, on which date the final installment shall be payable.

          The Company may elect either a floating rate or Eurodollar interest rate option applicable to loans under the New Credit Agreement. The floating rate and Eurodollar interest rate options are based on a base rate plus a floating rate margin that fluctuates on the basis of the Company's leverage ratio. The initial floating rate margin under the New Credit Agreement is 1.75% for the floating rate option and 3.0% for the Eurodollar rate option.

          The New Credit Agreement is secured by substantially all of the Company's accounts receivables, inventory and currently owned brand trademarks and associated intellectual property held by the Company. The New Credit Agreement contains (i) cross-collateralization and cross-default provisions, (ii) a negative pledge on the brand trademarks not pledged,
     (iii) restrictions on prepayment of the Notes without the lender's consent and (iv) a pledge of the outstanding shares of various subsidiaries. The more restrictive financial covenants require the maintenance of minimum amounts of consolidated tangible net worth, cash flow coverage, fixed charges coverage and leverage ratios.

          Also on June 17, 1994, the Company issued $75,000 of 12.75% Series A Senior Subordinated Notes due 2004 (the Series A Notes) with five year warrants to purchase 417,182 shares of common stock at a price of $7.15 per share (the Warrants) to an investment banking firm (the Initial Purchaser). The Series A Notes consisted of 75,000 units, each consisting of $1,000 principal amount of the Series A Notes and a warrant to purchase 5.56242 shares of the Company's common stock at a price of $7.15 per share. The price to the Initial Purchaser of the Series A Notes was $73,967, or 98.6% of the original principal amount of the Series A Notes, resulting in a discount of $1,033. The value assigned to the Warrants was $955 (Note 7), resulting in a total original issue discount of $1,988. The proceeds of the Series A Notes were used to repay the Old Credit Agreement (as defined below).

          On September 19, 1994, the Company completed an exchange offer of 12.75% Series B Senior Subordinated Notes (the Notes) due 2004, which were registered under the Securities Act of 1933, for all of the outstanding Series A Notes. The form and terms of the Series A Notes and the Notes are the same, except that the Notes are registered under the Securities Act of 1933 and the holders of the Notes are not entitled to the rights of the holders of Series A Notes following the completion of the exchange offer.

          The Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1994. On December 15, 1994, the Company made an interest payment of $4,728 on the Notes. The Notes are senior subordinated obligations of the Company, and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes may not be redeemed until June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The Notes are guaranteed by one of the Company's subsidiaries, Signal Investment & Management Co. (Note 14).

          The Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, with the exception of indebtedness incurred under the New Credit Agreement up to an aggregate of $50,000 outstanding at any time, (ii) pay dividends and make other distributions, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments, (v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to, another person, (viii) incur indebtedness that would rank senior in right of payment to the Notes and be subordinated to any other indebtedness of the Company or (ix) create additional liens. The Company is allowed to incur additional indebtedness over and above the $50,000 allowable under the New Credit Agreement if after the incurrence of the additional indebtedness, the Company's fixed charge coverage ratio for the four full fiscal quarters preceding the date such additional indebtedness is incurred, is at least 1.75:1 for the fiscal years 1994 and 1995, and 2.00:1 thereafter, is determined on a pro forma basis as if the additional indebtedness had been incurred and applied at the beginning of such four-quarter period.

          In order to pay the Special Dividend (Note 7) and related fees and expenses, the Company entered into a credit agreement in June 1993 with a syndicate of banks (the Old Credit Agreement). The Old Credit Agreement included a $75,000 term loan and a $25,000 revolving line of credit.
     During June 1994, the Old Credit Agreement was repaid with funds from the New Credit Agreement and the Notes. In connection with the prepayment of those borrowings, the Company incurred an extraordinary loss of $1,556 (net of income taxes) related to the write-off of debt issuance and other deferred costs.

          During June 1993, the Company entered into separate interest rate swap and cap agreements in notional principal amounts of $30,000 each. The Company entered into both of these agreements as hedges on its variable rate debt and not for trading purposes. The term of each agreement was for a three-year period ending May 31, 1996. The interest rate on the swap was fixed at 4.95% LIBOR, and the rate on the cap was 5% LIBOR. The differences paid or received on the swap and cap have been included as interest expense as payments have been made or received. In connection with the New Credit Agreement and the issuance of the Notes, the swap was terminated in June 1994, resulting in a gain of approximately $484 which is included in other income in the accompanying statements of income. On
January 12, 1995, the interest rate cap was terminated resulting in a gain of approximately $729 to the Company. The gain will be deferred and amortized over the remaining life of the original cap agreement as a reduction of interest expense.

    During April 1993, the Company prepaid previously outstanding long-term debt with available cash funds. In connection with the prepayment of those borrowings, the Company incurred an extraordinary loss of $480 (net of income taxes), or $.07 per share. The loss primarily related to the write-off of debt issuance and other deferred costs.

    Future maturities of long-term debt are as follows:



                 1995 ............................     $  2,500
                 1996 ............................        2,625
                 1997 ............................        3,250
                 1998 ............................        4,000
                 1999 ............................        4,000
                 Thereafter ......................       82,500
                                                       --------
                                                         98,875
     Less -- unamortized discount ................       (1,889)
                                                       --------
                                                        $96,986
                                                       --------
                                                       --------

    Cash interest payments during 1994, 1993 and 1992 were $7,114, $2,612 and $2,425, respectively.

(6)  INCOME TAXES
     --------------------------------------------------------------------------

     The provision for income taxes includes the following components:


                                  ---------     -------      ---------
                                      1994         1993         1992
                                  ---------     -------      ---------
Current:
 Federal . . . . . . . . . . .    $   1,363     $   300       $  3,856
 State . . . . . . . . . . . .          356          50            140
Deferred . . . . . . . . . . .          303         393            164
                                  ---------     -------      ---------
                                  $   2,022     $   743       $  4,160
                                  ---------     -------      ---------
                                  ---------     -------      ---------

          Deferred income tax assets and liabilities for 1994 and 1993 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1994 and 1993 are as follows:



                                                     --------       --------
                                                       1994            1993
                                                     --------       --------
Deferred tax assets:
 Operating loss carryforwards. . . . . . . . .        $ 1,175        $ 1,002
 Reserves and accruals . . . . . . . . . . . .          1,713            547
 Deferred promotional expenses . . . . . . . .            701            720
 Accrued postretirement health care
  benefits . . . . . . . . . . . . . . . . . .            490            429
 Repriced stock option expense . . . . . . . .            576            364
 Nonrecurring and unusual charges. . . . . . .            126          1,643
 Other . . . . . . . . . . . . . . . . . . . .             25            193
                                                     --------       --------
  Gross deferred tax assets. . . . . . . . . .          5,006          4,898
                                                     --------       --------

Deferred tax liabilities:
 Excess tax depreciation and
  amortization . . . . . . . . . . . . . . . .          2,133          1,840
 Prepaid advertising . . . . . . . . . . . . .            216            257
                                                     --------       --------
 Other . . . . . . . . . . . . . . . . . . . .            157            144
  Gross deferred tax liabilities . . . . . . .          2,506          2,241
                                                     --------       --------
  Net deferred tax asset . . . . . . . . . . .       $  2,500       $  2,657
                                                     --------       --------
                                                     --------       --------


          The Company did not record a valuation allowance against the net deferred income tax asset at November 30, 1994 or 1993 because it is more likely than not, in management's opinion, that the income tax asset will be realized in future years.

          Included in "refundable and deferred income taxes" in current assets in the accompanying balance sheets are income tax refunds receivable of $113 and $941 at November 30, 1994 and 1993, respectively.

          The provision for deferred income taxes in 1992 resulted from income and expense items which are recognized for financial reporting purposes in periods other than those in which they are recognized for income tax purposes and consisted primarily of excess tax depreciation and amortization, accrued expenses and reserves, and deferred taxes which were reinstated.

          The difference between the provision for income taxes and the amount computed by multiplying income before income taxes by the U.S. statutory rate is summarized as follows:


                                                --------   -------    --------
                                                   1994     1993        1992
                                                --------   -------    --------
Expected tax provision . . . . . . . . . .      $  1,915  $    687   $  4,159
Nontaxable interest. . . . . . . . . . . .            (6)      (23)      (135)
State income taxes, net of federal
income tax benefit . . . . . . . . . . . .           269        76        393
Contributed inventory. . . . . . . . . . .           (66)      (47)       (53)
Other net. . . . . . . . . . . . . . . . .           (90)       50       (204)
                                                --------   -------    --------
                                                $  2,022   $   743    $ 4,160
                                                --------   -------    --------
                                                --------   -------    --------

          Income taxes paid in 1994, 1993 and 1992 were $727, $1,170 and $1,117, respectively.  The Company received income tax refunds of $790 during 1994


(7)  SHAREHOLDERS' EQUITY (DEFICIT)
     --------------------------------------------------------------------------

     SPECIAL DIVIDEND AND 1993 STOCK ISSUANCE


          On May 14, 1993, the board of directors declared a special cash dividend (the Special Dividend) of $20 per common share to holders of record on June 4, 1993. The Special Dividend was paid on June 11, 1993 and approximated $108,511. In order to pay the Special Dividend and related fees and expenses, the Company entered into a $75,000 term loan agreement and a $25,000 revolving credit facility with a group of banks (Note 5). In addition, the Company sold 1,866,667 common shares at $7.50 per share to an affiliate of one of the Company's lending banks. The net proceeds to the Company, after offering expenses, were $12,405. These shares did not qualify for the Special Dividend.

     1992 STOCK ISSUANCE

          In March 1992, the Company issued 1,092,500 common shares through a public offering, resulting in net proceeds of $28,104.

     STOCK OPTIONS

          The Company has stock option plans adopted in 1983 and 1988 which provided for issuance of options during a five-year period to purchase up to 600,000 and 375,000 common shares, respectively. There are no more options available for grant under the 1983 and 1988 plans. All options granted under the 1983 and 1988 plans had been exercised as of November 30, 1993.

          During 1993, the shareholders approved the 1993 Non-Statutory Stock Option Plan (1993 Plan). The 1993 Plan provides for issuance of up to 350,000 shares of common stock to key employees. The Company granted options to purchase 349,000 shares during 1993 at prices ranging from $6.25 to $8.125 per share, as repriced as a result of the Special Dividend. During 1994, the Company granted options to purchase 1,000 shares at $7.00 per share under the 1993 Plan. Options are exercisable for a period of up to ten years from date of grant.

          During 1994, the shareholders approved the Company's 1994 Non-Statutory Stock Option Plan which provides for the issuance to key employees of up to 350,000 shares of common stock in accordance with the plan, of which 294,750 shares were granted in 1994. In addition, during 1994, the shareholders approved the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors, which provides for the issuance of up to 80,000 shares of common stock. The Company granted 30,000 options under this plan during 1994. The per share exercise price for the options granted under these 1994 plans ranged from $6.25 to $10.375. These options are exercisable for a period of up to ten years from date of grant.

          A summary of stock option activity is as follows:



                                              Shares           Price Range
                                             -------------------------------
     Outstanding at November 30, 1991          546,081         $5.67  -$7.75
      Exercised                               (372,645)         5.67  - 7.75
                                              --------
     Outstanding at November 30, 1992          173,436          5.67  - 7.75
      Exercised                               (173,436)         5.67  - 7.75
     Granted                                   349,000          7.50  - 8.125
                                              --------
      Outstanding at November 30, 1993         349,000          7.50  - 8.125
     Granted                                   325,750          6.25 - 10.375
                                              --------
      Outstanding at November 30, 1994         674,750          6.25 - 10.375
                                              --------
                                              --------


          As a result of the Special Dividend paid in 1993, the Company reduced the exercise price on stock options granted under the 1993 Plan and the two 1994 plans. There were 634,250 options granted under these plans which had original exercise prices ranging from $26.25 to $28.125 per share. After the Special Dividend, the board of directors approved new exercise prices in the range of $6.25 to $8.125 per share. As a result of the new measurement date, the repricing of these options resulted in unusual noncash charges of $559 and $956 in 1994 and 1993, respectively, and corresponding increases in paid-in surplus. These expense amounts are included in "nonrecurring and unusual charges" in the accompanying statements of income (Note 13).

          During 1993, the Company recognized certain tax benefits related to the exercise of stock options in the amount of $1,253. Such benefit was recorded as an increase in paid-in surplus. No stock options were exercised in 1994.

     PREFERRED SHARES

          The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1994 and 1993, no shares of any series of preferred stock were issued and outstanding.

     EMPLOYEE STOCK OWNERSHIP PLAN

          Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1994, no contributions had been made to the plan.

     COMMON STOCK WARRANTS

          As described in Note 5, the Company issued the Warrants at an assigned value of $955. The Warrants are exercisable for five years. In the aggregate there are 75,000 warrants, which when exercised would entitle the holders thereof to acquire an aggregate of 417,182 shares of the Company's common stock at a price of $7.15 per share. The number of shares of common stock and the price per share at which a warrant is exercisable are subject to adjustment upon the occurrence of certain events. A warrant does not entitle the holder to receive any cash dividends paid on common stock or to exercise any other rights as a shareholder of the Company.

(8)  SEGMENT  INFORMATION
     --------------------------------------------------------------------------

          Industry segment data for 1994, 1993 and 1992 is included in the schedule of sales and income by line of business on page 13, which is an integral part of these financial statements.

(9) CONTINGENCIES
    ---------------------------------------------------------------------------

          Claims, suits and complaints arise in the ordinary course of the Company's business involving such matters as patents and trademarks, product liability and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such pending matters are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

(10) SUPPLEMENTAL FINANCIAL INFORMATION
     --------------------------------------------------------------------------

          A - Inventories consisted of the following at November 30, 1994 and 1993:


                                                      ---------      ---------
                                                          1994          1993
                                                      ---------      ---------
     Raw materials . . . . . . . . . . . . . . . .     $  4,480       $  6,514
     Finished goods and work in process. . . . . .        5,640          7,452
     Excess of current cost over LIFO value. . . .       (2,901)        (2,855)
                                                      ---------      ---------
       Total inventories . . . . . . . . . . . . .     $  7,219        $11,111
                                                      ---------      ---------
                                                      ---------      ---------

          International inventories included above, valued on a lower of FIFO cost or market basis at November 30, 1994 and 1993, were $1,780 and $2,299, respectively

    B - Accrued liabilities consisted of the following at November 30, 1994 and 1993:

                                                      ---------      ---------
                                                          1994            1993
                                                      ---------      ---------

     Accrued interest expense. . . . . . . . . . .      $ 4,341        $ 1,343
     Salaries, wages and commissions . . . . . . .        1,519          1,999
     Promotion expense . . . . . . . . . . . . . .        1,994          1,896
     Other . . . . . . . . . . . . . . . . . . . .        2,978          2,926
                                                      ---------      ---------
       Total accrued liabilities . . . . . . . . .      $10,832        $ 8,164
                                                      ---------      ---------
                                                      ---------      ---------

     C - Property, plant and equipment consisted of the following at November 30, 1994 and 1993:

                                                      ---------      ---------
                                                           1994         1993
                                                      ---------      ---------

     Land. . . . . . . . . . . . . . . . . . . . .       $  235        $   222
     Buildings and improvements. . . . . . . . . .        3,812          3,712
     Machinery and equipment . . . . . . . . . . .       23,366         21,462
     Less -- accumulated depreciation. . . . . . .      (16,134)       (15,313)
                                                      ---------      ---------
       Property, plant and equipment, net. . . . .    $  11,279      $  10,083
                                                      ---------      ---------
                                                      ---------      ---------


(11) ACQUISITION OF BRANDS
     --------------------------------------------------------------------------

          On May 12, 1994, the Company acquired BENZODENT, a topical oral analgesic, for approximately $3,500 from The Procter & Gamble Company. The assets acquired consisted primarily of the trademark ($3,246) and finished product inventories. The Company financed the purchase of BENZODENT with bank borrowings.

          On June 17, 1994, the Company acquired a license to the PHISODERM trademark in the United States, Canada and Puerto Rico (the Territory), together with certain other assets from Sterling Winthrop Inc. (Sterling). The purchase price for the license of PHISODERM in the Territory and certain other assets approximated $17,276. The assets acquired consisted primarily of the trademark ($16,826) and inventories. If net sales of PHISODERM products in the United States exceed (i) $10,000 for the 12-month period beginning July 1, 1994 and ending June 30, 1995 or (ii) $11,000 for either of the 12-month periods beginning July 1, 1995 and July 1, 1996 and ending June 30, 1996 and June 30, 1997 then within 45 days after the end of the applicable 12-month period with respect to which the applicable net sales threshold specified in (i) or (ii) above has been exceeded, the Company will pay Sterling an additional $1,000 per year.

(12) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS
     --------------------------------------------------------------------------

          As discussed in Note 3, the Company adopted SFAS No. 106 as of December 1,1992 and the cumulative effect of this change is reported in the accompanying statement of income for fiscal 1993. The Company maintains certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. The Company pays a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, the Company's contribution is a service-based percentage of the full premium. The Company pays these benefits as claims are incurred.

          Net periodic postretirement health care benefits cost for the years ended November 30, 1994 and 1993, included the following components:


                                                              ------   ------
                                                               1994     1993
                                                              ------   ------
          Service cost (benefits earned during the period)    $   35   $  35
          Interest cost on accumulated postretirement
            benefits obligation                                   94      84
                                                              ------   ------
          Net periodic postretirement benefits cost           $  129   $ 119
                                                              ------   ------
                                                              ------   ------

          The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's balance sheet at November 30, 1994 and 1993:


                                                              ------   ------
                                                               1994      1993
                                                              ------   ------
          Accumulated postretirement benefits obligation:
          Retirees                                            $  803   $  621
          Fully eligible active plan participants                306      296
          Other active participants                              180      243
                                                              ------   ------
          Accrued postretirement health care benefits         $1,289   $1,160
                                                              ------   ------
                                                              ------   ------

          For measurement purposes, a 6% and 5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1994 and 1993, respectively. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% and 7.75% at November 30, 1994 and 1993, respectively. The effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of November 30, 1994 and 1993 by approximately 5.1% and 5.3%, respectively, and the aggregate of the service and interest cost components of the net annual postretirement benefit cost by approximately 3.9% for each of the years then ended.

(13) NONRECURRING AND UNUSUAL CHARGES
     -------------------------------------------------------------------------

          During the fourth quarter of 1993, the Company recorded nonrecurring and unusual charges of $5,527. The nonrecurring and unusual charges consisted of the following: (A) International Restructuring Charges - (1) Write-down of a product trademark to net realizable value in the amount of $742. Based on management's best estimate of the net realizable value of the brand, a write-down of the trademark was recorded in the fourth quarter of 1993. During fiscal 1994, the Company sold the brand and recorded an additional loss of $512. (2) Write-down of accounts receivable in the amount of $1,775. During the fourth quarter of fiscal 1993, the Company terminated its distribution operations in Spain. As a result, the Company's U.K. subsidiary wrote off uncollectible accounts receivable from its Spanish distributor in the amount of $728. In addition, restructuring of the Company's German distribution operations in connection with a change in distribution methods resulted in a reserve for uncollectible accounts receivable in the amount of $1,047. (3) Write-down of inventories in the amount of $212 related to Spanish and discontinued brand inventories to their net realizable values [see (1) and (2) above]. (4) Accrued severance payments and lease and distributor termination fees in the amount of $375 consisted of severance for terminated international employees, accrual of fees for termination of the Spanish distributor and European distributor and lease termination fees. (5) Other accrued international restructuring charges of approximately $230 primarily related to the shutdown of the Spanish operations and scaling back of the Canadian operations. (B) Noncash compensation expense related to repricing of stock options in the amount of $956 was recorded (Note 7). (C) Accrued severance of approximately $1,237 for executives leaving the Company was recorded during the fourth quarter of fiscal 1993.

     During 1994, the Company recorded nonrecurring and unusual charges of $559 related to the stock options which were repriced in 1993 (Note 7). As of November 30, 1994, there is a remaining accrual of approximately $331 related to the nonrecurring and unusual charges.

(14) SUBSIDIARY GUARANTOR OF THE NOTES
     --------------------------------------------------------------------------

          As discussed in Note 5, the Company filed a registration statement with the Securities and Exchange Commission (SEC) to register the Notes under the Securities Act of 1933. In accordance with the SEC rules, the following consolidating condensed financial data illustrates the composition of the Company's subsidiary, Signal Investment & Management Co. (Signal), which guarantees the Notes, and the nonguarantor subsidiaries:


                                                    Parent
                                                    and its          Guarantor       Nonguarantor                      Consolidated
                                                  Divisions(1)     Subsidiary(2)    Subsidiaries(3)   Eliminations(4)      Total
Year Ended November 30, 1994:
 Net sales . . . . . . . . . . . . . . . . . .      $  96,229        $   3,950         $ 12,077        $ (4,300)        $107,956
 Income from operations. . . . . . . . . . . .         16,492            3,011              429          (4,300)          15,632
 Income before income taxes,
  extraordinary loss and
  accounting changes . . . . . . . . . . . . .          6,422            3,175              483          (4,448)           5,632
 Net income. . . . . . . . . . . . . . . . . .          3,918            2,101              483          (4,448)           2,054
 Cash flows from operating
  activities . . . . . . . . . . . . . . . . .         15,279            2,632           (1,506)             --           16,405
 Cash flows from investing
  activities . . . . . . . . . . . . . . . . .           (743)         (22,809)            (201)             --          (23,753)
 Cash flows from financing
  activities . . . . . . . . . . . . . . . . .        (13,017)          18,848               --              --            5,831
 Net increase (decrease)in
  cash and cash equivalents. . . . . . . . . .          1,117           (1,329)          (1,216)             --           (1,428)

Year Ended November 30, 1993:
 Net Sales . . . . . . . . . . . . . . . . . .      $  92,136        $   3,501         $ 13,619        $ (3,851)        $105,405
 Income from operations. . . . . . . . . . . .          6,616            2,417              679          (3,851)           5,861
 Income before income taxes,
  extraordinary loss and
  accounting changes . . . . . . . . . . . . .          2,362            2,774              737          (3,851)           2,022
 Net income. . . . . . . . . . . . . . . . . .          2,574            1,908              737          (3,851)           1,368
 Cash flows from operating
  activities . . . . . . . . . . . . . . . . .          4,970            2,513            1,067              --            8,550
 Cash flows from investing
  activities . . . . . . . . . . . . . . . . .         (2,033)          26,144              (55)             --           24,056
 Cash flows from financing
  activities . . . . . . . . . . . . . . . . .         (8,262)         (27,020)          (1,600)             --          (36,882)
 Net increase (decrease) in
  cash and cash equivalents. . . . . . . . . .         (5,325)           1,637             (558)             --           (4,246)

Year Ended November 30, 1992:
 Net Sales . . . . . . . . . . . . . . . . . .      $  93,775        $   1,880         $ 14,726       $  (2,230)        $108,151
 Income from operations. . . . . . . . . . . .         13,936            1,552              473          (2,230)          13,731
 Income before income taxes,
  extraordinary loss and
  accounting changes . . . . . . . . . . . . .         11,496            2,398              568          (2,230)          12,232
 Net income. . . . . . . . . . . . . . . . . .          7,916            1,818              568          (2,230)           8,072
 Cash flows from operating
  activities . . . . . . . . . . . . . . . . .          2,767            1,370              505              --            4,642
 Cash flows from investing
  activities . . . . . . . . . . . . . . . . .         (4,702)         (20,171)             (48)             --          (24,921)



                                                    Parent
                                                    and its          Guarantor       Nonguarantor                      Consolidated
                                                  Divisions(1)     Subsidiary(2)    Subsidiaries(3)   Eliminations(4)      Total
 Cash flows from financing
  activities . . . . . . . . . . . . . . . .           7,392         18,968             --             --         26,360
 Net increase in cash and
  cash equivalents . . . . . . . . . . . . .           5,456            167            658             --          6,281

At November 30, 1994:
 Current assets. . . . . . . . . . . . . . .       $  24,170      $   1,548      $  13,838      $  (6,255)     $  33,301
 Noncurrent assets . . . . . . . . . . . . .          21,616         33,753         10,092        (12,346)        53,115
 Current liabilities . . . . . . . . . . . .          18,471             --          4,396         (2,675)        20,192
 Noncurrent liabilities. . . . . . . . . . .          59,951         29,311         11,773         (5,260)        95,775
 Shareholders' equity (deficit)  . . . . . .         (32,636)         5,990          7,761        (10,666)       (29,551)

At November 30, 1993:
 Current assets. . . . . . . . . . . . . . .       $  23,482      $   2,469      $  18,115      $  (5,929)     $  38,137
 Noncurrent assets . . . . . . . . . . . . .          18,864         11,883         11,119         (9,809)        32,057
 Current liabilities . . . . . . . . . . . .          18,170             --          3,918         (2,581)        19,507
 Noncurrent liabilities. . . . . . . . . . .          63,493          8,463         15,544         (3,340)        84,160
 Shareholders' equity (deficit)  . . . . . .         (39,317)         5,889          9,772         (9,817)       (33,473)

          (1) Investments in the subsidiaries are accounted for by the parent on the cost basis for supplemental combining presentation purposes. Earnings of subsidiaries are therefore not reflected in the parent's investment account or earnings. Under the equity method of accounting, earnings of subsidiaries would be reflected in the parent's investment account and earnings.

          (2) Signal was founded by the Company for the sole purpose of holding certain of the Company's patents and trademarks and investments Signal has no active operations

          (3) The financial information of the nonguarantor subsidiaries includes the Company's two wholly-owned foreign subsidiaries, Chattem (Canada) Inc and Chattem (UK) Limited and the Company's wholly-owned captive insurance subsidiary, HBA Insurance Limited.

          (4) The principal elimination entries eliminate investments in subsidiaries and intercompany amounts.


                              Report of Independent
                               Public Accountants

To the Shareholders and Board of Directors of Chattem, Inc.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1994 and 1993 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for income taxes and for postretirement health care benefits.


ARTHUR ANDERSEN LLP



Chattanooga, Tennessee
January 20, 1995

BOARD OF DIRECTORS            OFFICERS                        CHATTEM, INC.
                                                              1715 West 38th Street
ZAN GUERRY                    ZAN GUERRY                      Corporate Office
Chairman and President        Chairman and President          Chattem Consumer Products
Chattem, Inc.                                                 Chattem Chemicals
Chattanooga, Tennessee        ROBERT E. BOSWORTH
                              Executive Vice President
SAMUEL E. ALLEN                 and Chief Financial Officer   SUBSIDIARIES AND
Chairman                                                      AFFILIATED COMPANIES
GLOBALT, Inc.                 HUGH F. SHARBER
Atlanta, Georgia              Secretary                       CHATTEM (U.K.) LIMITED
                                                              Guerry House
LOUIS H. BARNETT                                              Ringway Centre
Business Consultant                                           Edison Road
Fort Worth, Texas                                             Basingstoke, Hampshire RG21 2Y
                                                              England
ROBERT E. BOSWORTH
Executive Vice President                                      CHATTEM (CANADA) INC.
  and Chief Financial Officer                                 2220 Argentia Road
Chattem, Inc.                                                 Mississauga, Ontario L5N 2K7
Chattanooga, Tennessee
                                                              HBA INSURANCE LIMITED
ROBERT M. BOYD, JR.                                           P. O. Box HM 2062
Business Consultant                                           Hamilton 5, Bermuda
Chattanooga, Tennessee
                                                              SIGNAL INVESTMENT &
FRANCIS L. CAPERS                                             MANAGEMENT CO.
Business Consultant                                           1100 North Market Street
Riverside, Connecticut                                        Suite 780, Wilmington Trust Center
                                                              Wilmington, Delaware 19801-1239
RICHARD E. CHENEY
Former Chairman Emeritus
Hill and Knowlton, Inc.                                       COMMON STOCK LISTING
New York, New York                                            Over-the-Counter
                                                              NASDAQ Symbol:  CHTT
SCOTT L. PROBASCO, JR.
Chairman of the Executive
     Committee                                                TRANSFER AGENT AND REGISTRAR
American National Bank                                        TRUST COMPANY BANK
     and Trust Company                                        P. O. Box 4625
Chattanooga, Tennessee                                        Atlanta, GA 30302

A. ALEXANDER TAYLOR II                                        FORM 10-K AVAILABLE
Partner                                                       The Company's annual report on
Miller and Martin                                             Form 10-K filed with the Securities
Chattanooga, Tennessee                                        and Exchange Commission may be
                                                              obtained without charge by writing
                                                              to the Chief Financial Officer,
                                                              Chattem, Inc.