Form 10-K, Exhibit 13
period 1995-11-30
CHATTEM INC
filed 1996-02-28
CIK 19520

                               CONTENTS

Financial Highlights ..................................................  1

President's Letter ....................................................  2

Product and Market Summary ............................................  5

Management's Discussion and Analysis ..................................  9

Selected Financial Data ............................................... 15

Consolidated Balance Sheets ........................................... 16

Consolidated Statements of Income ..................................... 18

Consolidated Statements of Shareholders' Equity (Deficit) ............. 19

Consolidated Statements of Cash Flows ................................. 20

Notes to Consolidated Financial Statements ............................ 21

Report of Independent Public Accountants .............................. 33

                               CHATTEM, INC.
                            FINANCIAL HIGHLIGHTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                     1995           1994           1993
EARNINGS PER SHARE FROM
  CONTINUING OPERATIONS            $  0.32        $  0.29        $ (0.17)

COMMON  AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING                        7,292          7,292          6,341

DIVIDENDS PER SHARE                $    --        $    --        $ 20.20

NET SALES
($ Millions)

95                                             100.6

94                                          94.4

93                                       89.9

92                                        90.2

91                                       84.1



INCOME FROM OPERATIONS
Before Nonrecurring and Unusual Charges
($ Millions)

95                                              14.8

94                                        13.1

93                     7.3

92                          8.2

91               5.2


I am pleased to report that 1995 was another very successful year highlighted by record operating income before nonrecurring and unusual charges of $14.8 million and the strategic divestiture of Chattem Chemicals. The following is a list of significant accomplishments during the year:

- Operating income before nonrecurring and unusual charges rose 13% to $14.8 million, representing 14.7% of sales.

- International operating income surged to $1.3 million from $120 thousand a year ago. This was led by strong performances in Canada and the United Kingdom.

- BULLFROG sales increased 29% led by BULLFROG for Kids, the new BULLFROG Quick Gel, a revolutionary sunblock, and regained sales to a major customer.

- MUDD was successfully relaunched with two new products, Sea Mask and Aloe Mask, in bold, exciting new packaging. At year end, MUDD consumer sales were increasing 25% due to this relaunch.

- Net debt, funded debt less cash and cash equivalents and investments, was reduced by $23 million due to the Chattem Chemical divestiture and increased profits.

- The operating income increase was achieved through increased sales, a slight increase in gross margin percentage and reduced administrative costs. The sales increase was supported by a 12% rise in advertising and promotion expenses exemplifying our continuing commitment to our brands.

- Finally, we profitably divested Chattem Chemicals to Elcat, Inc., resulting in an after-tax gain of $9.3 million or $1.28 per share. In addition to reducing the Company's debt, this action completely focuses our efforts on the consumer products business.

In terms of disappointments, the main issue was significant new competition in several of our larger markets. First, the topical analgesic market had unprecedented activity with the launch of two major new products, Zostrix-Registered Trademark- and CAPSAZIN-P-TM-, which at year end had garnered about 15% market share. In addition, Ben-Gay-Registered Trademark-relaunched its product line backed by strong advertising and promotion support. Due to this higher level of competition, FLEX-ALL sales declined 19%. I will address our response in my 1996 outlook section.

Although not at the unprecedented level of competition encountered in the topical analgesics, the face cleanser and cosmetic markets also had significant new competition. In the cleanser category, Neutrogena-Registered Trademark-, Clean & Clear-Registered Trademark-, and OIL of OLAY-Registered Trademark- had strong new products and support levels. This made our PHISODERM relaunch more difficult.

In cosmetics, the major new product focus was on the "age defying" products from Revlon-Registered Trademark- and Maybelline-Registered Trademark-. CORN SILK factory sales were stable but at year end we saw some decline in consumer sales as these new products gained share and the oil control category declined.

1996 OUTLOOK

1996 will simply be Chattem's most aggressive year in our history in terms of new product activity. The biggest event is our May 1 launch of PHISODERM Antibacterial Skin Cleanser. This product has been our most tested product ever and we feel very good about its chances for success.

The PHISODERM heritage of hospital and doctor usage is ideal for an antibacterial hand soap. Also, the category size of approximately $180 million is the correct size for our corporate strategy of being a leader in small to medium markets of $50 million-$200 million.

We will support this exciting launch with strong advertising and promotional support. We should be the leading advertiser in the category during 1996. This new launch will come at an expense of approximately $.20 per share which we think is an appropriate investment to support this important new product.

A second major new product will be PHISODERM Sensitive which will continue our relaunch program for PHISODERM Face Cleansers. This new product will appeal to consumers with sensitive skin, which represents over 40% of all women. Also, PHISODERM Sensitive will be unfragranced, an important attribute for many face cleanser users.

A third major new product is FLEX-ALL Ultra Plus. FLEX-ALL has been a Menthol only product in terms of active ingredients. Ultra Plus will add two more ingredients, Methyl Salicylate and Camphor, and will be positioned as three ingredient strength for fast and long lasting pain relief. In testing, many consumers prefer the Menthol only relief but also many prefer the strength of the three ingredient product. We think the combination of FLEX-ALL and FLEX-ALL Ultra Plus will meet all consumer's pain relief needs.

In addition to these three major launches, we have several other new products for our other brands. CORN SILK Liquid has been reformulated to provide more natural, lighter coverage. ULTRASWIM will introduce a shower gel to address dry itchy skin caused by chlorine damage. Also, we will be continuing our support behind the new MUDD products which began shipping in the last half of 1995.

Our primary focus for the year will be to support these important product launches. However, we will continue our emphasis on cost-reduction efforts which have yielded savings of several million dollars over the past two years. We believe we can achieve further efficiencies in terms of material costs, commercial production and media buying.

From a cultural and people standpoint, I am extremely proud of the effort our employees put forth to achieve the 1995 results in spite of the competition we faced. Also, I can tell you I have never seen the enthusiasm as high within the Company as it is for 1996. I hope and believe this enthusiasm and effort will enable Chattem to have another successful year.

PRODUCT AND MARKET SUMMARY

MISSION AND OBJECTIVE
The mission of the Company is the satisfaction of consumer needs in personal and health care areas through the marketing of brand name products which are of excellent quality and proven efficacy. These products compete in small to medium size over-the-counter (OTC) pharmaceuticals or functional toiletries and cosmetics markets, with an ideal retail market size of $50 million to $200 million, in which its products can be among the market leaders. These products are advertised through national media and are distributed through the food, drug and mass merchandiser classes of trade. The objective of the Company is to create or maintain a leadership position in each of its markets and to thereby provide superior earnings while also building the value of each brand.

DOMESTIC PRODUCT OVERVIEW

OTC PHARMACEUTICALS - TOPICAL ANALGESICS
The Company competes in the topical external analgesic category, a $190 million market, with its FLEX-ALL 454, ICY HOT and SOLTICE brands. BENZODENT competes in the denture irritation segment, a $37 million segment, within the overall topical oral analgesic category.

FLEX-ALL 454, the second largest brand in its category, is an aloe vera-based topical analgesic used by the trainers of all 102 professional football, baseball, basketball and hockey teams, and is the official locker room product of the National Football League. The brand's current product line includes Original and Maximum Strength FLEX-ALL 454, which contain menthol as the active ingredient. The new Ultra Plus product, which begins distribution in mid 1996, contains three active ingredients; menthol, methyl salicylate and camphor.

ICY HOT, the fifth largest brand in its category, completed 1995 with its third straight year of double digit sales growth. It is the only brand in the category with three product forms; a cream, a balm and a chill stick.
Its unique positioning as the product offering "Icy and Hot Therapy for Pain" and high brand awareness among consumers continues to provide growth opportunities.

BENZODENT, a topical oral analgesic, is the only brand positioned to be applied directly to dentures to relieve denture pain. For additional pain relief, the product contains the maximum amount of benzocaine allowable in the category. 1995 represented the first year in the brand's history in which it received a full year of targeted advertising and promotional support.

Additionally, the Company manufactures and markets two smaller proprietary drug brands, SOLTICE, a topical external analgesic, and BLIS-TO-SOL, an antifungal foot care product. Limited regional support will continue to be done on an opportunistic basis.

OTC PHARMACEUTICALS - INTERNAL ANALGESICS
The Company competes in the menstrual pain relief category, a $63 million market, with its PAMPRIN and PREMSYN PMS brands. NORWICH Aspirin competes in the general analgesic category.

PAMPRIN, the number two brand in the menstrual analgesics category, is a combination drug specifically designed for relief of menstrual symptoms. Multi-Symptom PAMPRIN effectively relieves multiple menstrual discomforts with three active ingredients. Maximum Pain Relief PAMPRIN provides superior relief from cramps by being the only non-ibuprofen, non-aspirin cramp relief product. Maximum Strength PREMSYN PMS, the third largest brand in the category, effectively relieves both the physical and emotional symptoms of PMS.

NORWICH, a high-quality, reasonably-priced aspirin franchise, complements the other OTC pharmaceuticals of the division. The brand is principally focused both in sales and marketing support in the northeast and west coast. The brand continues to decline about 10% per year principally due to the continued expansion of private label aspirin and reduced advertising and promotion support in lieu of other strategic brand priorities.

COSMETICS
The Company competes in the oil control face make-up segment, a $99 million market, within the overall cosmetics category with its CORNSILK brand. CORNSILK, the number three brand in the oil control make-up segment, is the original make-up especially formulated to be oil free as well as able to absorb excess facial oils. The product is available in translucent no-color and shades of the original powder Classic line, and also in shades of the new powder Natural Matte line. The line also includes shaded liquids.

TOILETRIES - SKIN CLEANSERS AND MASKS
The Company competes in the face cleanser category, a $335 million market, with its PHISODERM brand. MUDD, a line of clay-based facial mask products, is the Company's entry into the facial masks and scrubs category, a $42 million market.

PHISODERM, a specialty face cleanser, is a product that through its pH balanced formula provides the consumer with superior cleansing without the harsh, drying effect of soaps. The brand offers adult products available in different skin types, normal to oily or dry, as well as a product designed for use on babies. Following the acquisition of PHISODERM in mid 1994, the brand was completely restaged in 1995 with new packaging and products while being supported with meaningful advertising and promotion levels for the first time in four years. To complement the restaged line, an unfragranced PHISODERM Sensitive will be launched in 1996 appealing to consumers with sensitive skin. Capitalizing on the heritage of hospital and doctor usage, PHISODERM Antibacterial Skin Cleanser will also be launched in 1996.

After two years of minimal support and declining sales, the Company relaunched MUDD in mid 1995 with new packaging and two line extensions, Sea Mask and Aloe Mask. The relaunch has been and will be supported by television and promotional support and as a result is the fastest growing brand in the mask and scrub category.

TOILETRIES - SEASONALS

The Company competes in the suncare category with products that have a sun protection factor(SPF) of greater than 15, a $221 million market, with its BULLFROG sunblock line. SUN-IN competes in the spray on hair lightener category, a $9 million market, while ULTRASWIM shampoo and conditioner are essentially the only products in the small chlorine removal market.

For the second straight year BULLFROG AMPHIBIOUS FORMULA SUNBLOCK continues to be one of the fastest growing brands in its category. The product is a unique waterproof gel sunblock that provides all-day sun protection, in or out of the water, with just one application. The line includes body gels and lotions and a stick product, for adults and children, with SPF's ranging from 18 to 36.

The other seasonal products, SUN-IN hair lighteners and ULTRASWIM chlorine removal shampoo and conditioner, continue to be the market leaders in these small niche categories. ULTRASWIM has a patented formula and is endorsed by Janet Evans, four time Olympic gold medalist, in its marketing efforts.

INTERNATIONAL MARKET OVERVIEW

CANADA
Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario which markets and distributes Chattem's consumer products throughout the country. The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed in Canada include PAMPRIN, FLEX-ALL, CORNSILK, MUDD, SUN-IN, ULTRASWIM and PHISODERM. In addition, Chattem owns the marketing and distribution rights for SHY, a line of feminine hygiene and douche products; ACNOMEL, a medicated acne mask; as well as AQUA CARE and ROSE MILK.

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products is performed principally in the U.K. with a limited number of ingredients purchased from Chattem. In the U.K., the division employs its own sales force while exclusive distributors are used to market and sell its products on the Western European Continent. Due to the difficulty and expense involved in the registration of OTC pharmaceuticals in Europe, the unit markets exclusively the Company's toiletry products. Chattem's products in Europe include SUN-IN, a range of MUDD Face and Body products, ULTRASWIM, BRONZ SILK and CORNSILK. SPRAY BLOND Spray-In Hair Lightener is only marketed on the continent.

U.S. EXPORT

The U.S. Export division services various distributors primarily located in the Caribbean, Mexico and Peru. The Company sells various products into these markets with the primary focus being the development of its OTC pharmaceuticals, principally ICY HOT and PAMPRIN. The Company continues to look for established distributors in Central and South America capitalizing on the success and heritage of ICY HOT in these regions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

On May 26, 1995, the Company completed the sale of its specialty chemicals division to privately-held Elcat, Inc. ("Elcat"). The Company received $25,000,000 from the sale of the specialty chemicals division consisting of $20,000,000 in cash and $5,000,000 of 13.125% cumulative, convertible preferred stock of Elcat. The net cash proceeds were used to repay long-term debt of approximately $12,000,000. The Company recognized a gain of $9,334,000 (net of tax) from the sale and an extraordinary charge (after tax) of $367,000 relating to the early extinguishment of the debt.

The results of operations and the gain on disposal of the specialty chemicals division have been separately classified as discontinued operations in the accompanying Consolidated Statements of Income.

As a result of the sale of the specialty chemicals division, unless otherwise indicated, the following discussion and analysis of financial condition and results of operations relate only to the continuing operations of the Company, which are the domestic and international consumer products businesses.

The Company experienced an increase in net sales, operating income, income from continuing operations and net income for the year ended November 30, 1995. Net sales increased 6.6% to $100,598,000 from $94,370,000 in 1994.
Operating income before nonrecurring and unusual charges increased 12.8% to $14,770,000 from $13,099,000 in 1994. Income from continuing operations increased 10.2% to $2,325,000 from $2,110,000 in 1994, while net income, which includes the net income from discontinued operations, the net gain on disposal of the specialty chemicals division and the extraordinary charge relating to the early extinguishment of debt, increased to $11,966,000 from $2,054,000 in fiscal year 1994.

In fiscal year 1995 as compared to fiscal year 1994, earnings per share from continuing operations increased $.03, or 10.3%, to $.32 while total earnings per share increased $1.35 to $1.64. Total earnings per share for the year ended November 30, 1995 include the net income from discontinued operations, the net gain on disposition of the specialty chemicals division and the net loss on early extinguishment of debt. The reduction in interest expense as a result of the retirement of long-term debt discussed previously is estimated to be approximately $1,400,000 on an annual basis. Until the Company's indebtedness is reduced significantly, net income will likely continue to be adversely impacted by interest expense.

The Company also will recognize annually approximately $656,000 in dividends on the cumulative, convertible preferred stock of Elcat, which was received as a part of the proceeds from the sale of the specialty chemicals division.

The Company will continue to seek increases in sales through a combination of acquisitions and internal growth while maintaining high operating income. As previously high growth brands mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions. Strategically, the Company continually evaluates its products and business as part of its sales growth strategy and, in instances where the Company's objectives are not realized, will dispose of these brands or businesses and redeploy the assets to products or businesses with greater growth potential or to reduce indebtedness.

RESULTS OF OPERATIONS

The following table sets forth for continuing operations certain items from the Company's Consolidated Statements of Income, for the periods indicated, expressed as a percentage of net sales:

                                                             YEAR ENDED NOVEMBER 30,
                                                          ------------------------------
                                                            1995       1994       1993
                                                          --------   --------   --------
Net Sales ................................................ 100.0%     100.0%     100.0%
Costs and Expenses:
   Cost of sales ........................................   29.6       30.2       29.7
   Advertising and promotion ............................   37.0       35.3       40.4
   Selling, general and administrative ..................   18.7       20.6       21.8
   Nonrecurring and unusual charges .....................    0.3        0.6        6.1
                                                          ------     ------     ------
      Total costs and expenses ..........................   85.6       86.7       98.0
                                                          ------     ------     ------
Income From Operations ..................................   14.4       13.3        2.0
Other Income (Expense), Net .............................  (10.8)      (9.8)      (3.9)
                                                          ------     ------     ------
Income (Loss) Before Income Taxes .......................    3.6        3.5       (1.9)
Provision For (Benefit From) Income Taxes ...............    1.3        1.3       (0.7)
                                                          ------     ------     ------
Income (loss) From Continuing Operations ................    2.3%       2.2%      (1.2)%
                                                          ======     ======     ======

FISCAL 1995 COMPARED TO FISCAL 1994 FOR CONTINUING OPERATIONS

Net sales for the year ended November 30, 1995 increased $6,228,000, or 6.6%, to $100,598,000 as compared to $94,370,000 for the previous fiscal year. The increase in net sales was attributable to a $4,607,000, or 5.6%, increase in domestic consumer products sales to $87,250,000 from $82,643,000 in fiscal 1994 and an increase of $1,621,000, or 13.8%, in international consumer products sales to $13,348,000 from $11,727,000.

For domestic consumer products, net sales increases in 1995 over 1994 were realized for the BULLFROG (28.8%), ICY HOT (8.6%), SUN-IN and MUDD brands, while decreases were recorded for the major product lines of FLEX-ALL 454 (19.4%), PREMSYN PMS, ULTRASWIM, PAMPRIN and NORWICH Aspirin. Sales of BENZODENT and PHISODERM, products acquired in May and June 1994, respectively, increased a combined $7,159,000 over their respective 1994 short periods. All sales variances were largely the result of changes in volume.

The increase in sales of the BULLFROG and SUN-IN brands was led by new products, good summer weather, increased advertising and promotion expenditures and, in the case of BULLFROG, the addition of a previously lost major customer. The MUDD brand introduced new packaging and two new products in 1995 and both MUDD and the ICY HOT brand received increased marketing support.

The decline in sales of FLEX-ALL 454 reflects increased competition in the topical analgesic product category and decreased advertising and promotion expenditures. Sales declines for the other products listed above are primarily the result of the maturation of these brands along with reduced marketing support in most cases.

International consumer products sales for fiscal year 1995 increased $756,000, or 24.0%, for the Canadian operation and $631,000, or 8.5%, for the United Kingdom business. The addition of PHISODERM to the product line in Canada accounted for practically all of the net increase in sales in that country, although increases were realized for the PAMPRIN, MUDD and SUN-IN brands. Decreases in sales of CORN SILK and FLEX-ALL 454 were recorded also. Sales increases for the SUN-IN and CORN SILK brands were recognized in 1995 for the United Kingdom business, while sales declines were registered for the BRONZ SILK, MUDD and ULTRASWIM product lines. U.S. export sales increased $234,000, or 21.0%, in fiscal 1995. All sales variances were principally due to volume changes.

Cost of goods sold as a percentage of net sales decreased to 29.6% in 1995 from 30.2% in the 1994 fiscal year. This improvement in 1995 was essentially the result of a shift in the mix of sales of domestic consumer products to higher gross margin brands, a full year of in-house production for PHISODERM, and reduced inventory obsolescence charges.

Advertising and promotion expenses increased by $3,906,000, or 11.7%, in 1995 and was 37.0% of net sales compared to 35.3% in the 1994 fiscal year. This increase was principally due to full year advertising and promotion support for the BENZODENT and PHISODERM product lines.

The decrease of $609,000, or 3.1%, in selling, general and administrative expenses in 1995 was largely associated with increases in direct selling costs, freight and field sales expenses, as a result of increased sales, with large decreases in administrative and corporate personnel and bonuses more than offsetting the increase in selling expenses.

The Company recognized a nonrecurring and unusual charge of $302,000 in 1995 and $559,000 in 1994 related to the repricing of the Company's stock options in connection with the payment of the Special Dividend in 1993.

Interest expense increased $1,716,000, or 18.3%, in the 1995 fiscal year as a result of the refinancing of long-term debt in 1994 at higher interest rates and increased outstanding indebtedness related to the acquisition of BENZODENT and PHISODERM in that year. Total long-term notes payable decreased by $17,297,000 in 1995, largely due to the application of the net proceeds from the sale of the specialty chemicals division to repay indebtedness. This debt reduction favorably impacted interest expense for approximately half the 1995 fiscal year. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

In 1995 a gain of $729,000 on the sale of an interest rate cap was recognized but deferred. This amount is to be amortized over the remaining life of the original cap agreement. The portion allocated to fiscal 1995 was $454,000, which was credited to interest expense.

The increase of $341,000 in investment income in 1995 primarily reflects the pro-rata accrual of the previously discussed dividend to be received on the cumulative, convertible preferred stock of Elcat.

During 1994, the Company realized a loss of $512,000 from the sale of the distribution rights to ALGEMARIN in Canada.

Other income and expense for 1995 includes a loss of $380,000 related to the disposition of certain assets. During 1994, the Company realized a gain of $484,000 on the sale of an interest rate swap.

Income taxes decreased to 35.6% of income from continuing operations before income taxes from 35.9% in 1994.

Income from continuing operations increased by $215,000, or 10.2%, in the 1995 fiscal year. The increase mainly resulted from increased sales and lower selling, general and administrative expenses.

FISCAL 1994 COMPARED TO FISCAL 1993 FOR CONTINUING OPERATIONS

Net sales rose 5.0% to $94,370,000 from $89,861,000 in 1993. This was led by a 7.9% increase in domestic consumer product sales to $82,643,000 from $76,592,000 in 1993. The domestic consumer products sales growth was offset by a 11.6% decrease in international consumer product sales to $11,727,000 from $13,269,000 in 1993.

The growth in domestic consumer products sales resulted primarily from $6,257,000 of partial year sales from the two newly acquired products, PHISODERM and BENZODENT. The remaining brands were basically flat with sales in 1994 declining $206,000. Absent the new products, sales of the division's OTC pharmaceuticals increased 1.8% in 1994 led by strong sales of PAMPRIN, PREMSYN PMS and ICY HOT. Sales of FLEX-ALL 454 decreased for the first time by 21.0% from 1993 sales levels, while NORWICH Aspirin sales declined 22.8% from 1993 due to continued inroads by private label products and general analgesics. Although revenues from CORN SILK and SUN-IN increased in 1994, the division's overall sales of cosmetic and toiletry brands declined 4.3%. The loss of a major retail customer due to account consolidation in 1994 resulted in a 15.4% sales drop for BULLFROG versus 1993. ULTRASWIM and MUDD also registered sales decreases of 9.3% and 19.5%, respectively. All sales variances were largely the result of changes in volume except for the CORN SILK and SUN-IN brands.

The decline in sales of the international division reflected the efforts initiated in 1993 to reorganize the division to a more profitable unit. In Canada, ALGEMARIN, an unprofitable line of bath products, was sold in June. As a result of a poor Christmas season, above normal returns of ALGEMARIN in the spring of 1994 had a negative impact on overall sales. During the fourth quarter of 1993, certain distributor arrangements were terminated on the Western European continent and within the U.S. export unit, and marketing efforts to others were significantly reduced leading to decreased sales in 1994. The acquisition of PHISODERM in Canada added $796,000 in partial year sales. All sales variances were primarily due to change in volume.

Cost of goods as a percentage of net sales increased to 30.2% from 29.7% in 1993. The increase was primarily the result of a shift in mix of sales to lower gross margin brands, e.g., ICY HOT, CORN SILK and PHISODERM. Reflected also in this increase was the write-off of approximately $425,000 of inventory related to the unsuccessful launch of Nighttime PAMPRIN.

Advertising and promotion expense decreased $2,926,000, or 8.1%, to $33,336,000 in 1994 from $36,262,000 in the previous year. The decrease was primarily the result of $2,988,000 in reduced advertising spending for FLEX-ALL 454 and NORWICH Aspirin. The reduction in advertising spending for these two brands reflected management's recognition of the maturation of FLEX-ALL 454 and the marginal benefits of the national advertising campaign for NORWICH Aspirin in 1993. The division also spent $1,310,000 in advertising and promotion expenditures on the two acquired brands, PHISODERM and BENZODENT.

Selling, general and administrative expenses decreased by $165,000 to $19,440,000 from $19,605,000 in 1993 and declined as a percentage of the Company's net sales to 20.6% from 21.8% in 1993. This slight improvement compared to 1993 was realized even with the incremental expense of incentive bonuses to management and for additional compensation to sales personnel and independent sales agents as a result of increased sales for the year.

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

Interest expense increased to $9,360,000 from $3,879,000 in 1993 as a result of higher outstanding indebtedness related to the payment of the Special Dividend in June 1993, the consummation of the two acquisitions and higher interest rates related to the senior subordinated notes issue in June of 1994.

Net investment income increased substantially to $186,000 from a loss of $522,000 in 1993. The loss incurred in 1993 related to liquidation of the investment portfolio with the proceeds being used to reduce bank debt and partially fund the payment of the Special Dividend.

During 1994, the Company realized a loss of $512,000 from the sale of the distribution rights to ALGEMARIN in Canada. During 1993, the Company realized a gain of $867,000 from the sale of the BLACK-DRAUGHT and NULLO brands.

Other income and expense for 1994 includes a gain of $484,000 on the sale of an interest rate swap.

Income taxes decreased to 35.9% of income from continuing operations before income taxes from 36.7% in 1993. See Note 7 of Notes to Consolidated Financial Statements.

Based on increased sales, planned reductions in advertising and promotion and the reduction in nonrecurring and unusual charges, but offset in part by an increase in interest expense, income from continuing operations increased to $2,110,000 in 1994 from a loss of $1,100,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, working capital, capital expenditures and to service long-term debt.

Cash provided by operating activities was $713,000 and $16,405,000 for 1995 and 1994, respectively. The decrease in cash flows from operations from 1994 to 1995 was primarily the result of changes in accounts receivable, inventories and accounts payable and accrued liabilities.

Investing activities provided cash of $16,762,000 in 1995 and used cash of $23,753,000 in 1994. The 1995 amount includes the proceeds from the sale of the Company's specialty chemicals division. The acquisitions of PHISODERM and BENZODENT are reflected in 1994. In 1995, capital expenditures totaled $2,836,000 compared to $2,764,000 in 1994. Expenditures of this nature are expected to be approximately $2,500,000 in fiscal 1996.

Financing activities used cash of $16,873,000 and provided cash of $5,831,000 in 1994. The use of cash in 1995 is primarily due to the net repayment of $17,297,000 long-term debt with the proceeds from the sale of the Company's specialty chemicals division and excess cash generated from operations. During 1994, the Company repaid a portion of its long-term debt with the proceeds from the issuance of Senior Subordinated notes.

The following table presents certain working capital data at November 30, 1995 and 1994 or for the respective years then ended:


              ITEM                                 1995               1994*
------------------------------------            -----------        -----------
Working capital (current assets less            $10,254,000        $ 9,901,000
   current liabilities)
Current ratio (current assets divided                  1.49               1.51
   by current liabilities)
Quick ratio (cash equivalents, short-                   .96               1.09
   term investments and receivables
   divided by current liabilities)
Average accounts receivable turnover                   5.86               5.34
Average inventory turnover                             3.99               3.47
Working capital as a percentage of
   total assets                                       12.29%             12.31%


*After removing the net assets of the specialty chemicals division, which was sold in 1995.


The decrease in the current and quick ratios at November 30, 1995 as compared to November 30, 1994 was primarily due to a combination of a decrease in accounts receivable and increases in inventories, accounts payable and accrued liabilities related to the divestiture of the specialty chemicals division.

Total debt outstanding was $79,689,000 at November 30, 1995 compared to $96,986,000 at November 30, 1994. Under the terms of the current bank facility, $17,000,000 was available at November 30, 1995 under a working capital line of credit for general operating purposes. The availability of credit is determined based on the Company's accounts receivable and inventories. A separate $12,500,000 revolving line of credit for acquisition purposes was available and unused at year-end. The Company also has additional borrowing capacity of approximately $1,600,000 against life insurance policies owned by the Company, all of which was available at November 30, 1995.

In connection with the sale of the specialty chemicals division, management of the Company believes that it has recorded adequate amounts to cover costs related to environmental remediation of the property sold and other costs associated with the separation of the consumer products and specialty chemicals businesses. These estimated costs have been charged to the gain on the disposal of that division.

Management of the Company believes that cash flows generated by operations, along with funds available under its bank credit facility and from borrowing against approximately $1,600,000 of cash value under certain insurance policies, will be sufficient to fund the Company's current commitments and proposed operations.

FOREIGN OPERATIONS

The Company's primary foreign operations are conducted through its Canadian and U.K. subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1995 and 1994, these subsidiaries accounted for 13% and 12% of total revenues, respectively, and 9% and 10% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in the U.K. and Canada or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Gains of $129,000 and $82,000 for the years ended November 30, 1995 and 1994, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to the Consolidated Financial Statements.

                         SELECTED FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        YEAR ENDED NOVEMBER 30,
                                                       ----------------------------------------------------------
                                                          1995        1994        1993        1992        1991
                                                        --------    --------    --------    --------    --------
INCOME STATEMENT DATA
  NET SALES ..........................................  $100,598    $ 94,370    $ 89,861    $ 90,221    $ 84,085
  OPERATING COSTS AND EXPENSES .......................    86,130      81,830      88,111      82,045      78,899
                                                        --------    --------    --------    --------    --------
INCOME FROM OPERATIONS ...............................    14,468      12,540       1,750       8,176       5,186
OTHER INCOME (EXPENSE), NET ..........................   (10,858)     (9,248)     (3,489)     (1,328)     (2,198)
                                                        --------    --------    --------    --------    --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES ......................................     3,610       3,292      (1,739)      6,848       2,988
PROVISION FOR (BENEFIT FROM) INCOME TAXES ............     1,285       1,182        (639)      2,329         957
                                                        --------    --------    --------    --------    --------
INCOME (LOSS) FROM CONTINUING OPERATIONS .............  $  2,325    $  2,110    $ (1,100)   $  4,519    $  2,031
                                                        ========    ========    ========    ========    ========

PER COMMON SHARE DATA
INCOME (LOSS) FROM CONTINUING OPERATIONS .............  $    .32    $    .29    $   (.17)   $    .90    $    .50
DIVIDENDS ............................................  $     --    $     --    $  20.20    $    .30    $    .22

BALANCE SHEET DATA
   (At End of Period)
TOTAL ASSETS .........................................  $ 83,410    $ 85,442    $ 69,534    $ 97,571    $ 64,122

LONG-TERM DEBT, less current maturities ..............  $ 78,089    $ 94,486    $ 83,000    $ 22,784    $ 29,278


MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:


                                              1995                  1994
                                       -----------------     -----------------
QUARTER ENDED:                           HIGH      LOW         HIGH      LOW
                                       --------  -------     --------  -------
February ............................   6 3/16    4 9/16       8 5/8    6 3/4
May .................................   6 1/4     4 3/4        7 3/4    5 3/4
August ..............................   5 3/4     4 3/4        6 1/2    5
November ............................   5 1/4     4 1/4        7 3/8    5 1/8


Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 21, 1996.

                         CONSOLIDATED BALANCE SHEETS
                          NOVEMBER 30, 1995 AND 1994
                               (IN THOUSANDS)


ASSETS                                                                      1995             1994
                                                                            ----             ----
CURRENT ASSETS:
  Cash and cash equivalents ............................................ $ 3,636          $ 3,034
  Accounts receivable, less allowance for doubtful accounts
    of $286 in 1995 and $850 in 1994 ...................................  16,248           18,069
  Refundable and deferred income taxes .................................   1,400            1,015
  Inventories ..........................................................   8,678            6,247
  Prepaid expenses and other current assets ............................   1,112              929
  Net current assets of discontinued operations ........................       -            2,402
                                                                         -------          -------
    Total current assets ...............................................  31,074           31,696
                                                                         -------          -------


PROPERTY, PLANT AND EQUIPMENT, NET .....................................   9,330            8,491
                                                                         -------          -------
OTHER NONCURRENT ASSETS:
  Investment in Elcat, Inc. ............................................   5,328                -
  Patents, trademarks and other purchased product rights, net ..........  31,007           32,455
  Debt issuance costs, net .............................................   3,073            3,771
  Deferred income taxes ................................................      98            1,598
  Other ................................................................   3,500            4,818
  Net noncurrent assets of discontinued operations .....................       -            2,613
                                                                         -------          -------
     Total other noncurrent assets .....................................  43,006           45,255
                                                                         -------          -------
        TOTAL ASSETS ................................................... $83,410          $85,442
                                                                         =======          =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                            FINANCIAL STATEMENTS.

                        CONSOLIDATED BALANCE SHEETS
                        NOVEMBER 30, 1995 AND 1994
                              (IN THOUSANDS)


LIABILITIES AND SHAREHOLDERS' DEFICIT                                     1995             1994
                                                                          ----             ----
CURRENT LIABILITIES:
  Current maturities of long-term debt ............................... $ 1,600          $ 2,500
  Accounts payable ...................................................   5,462            4,942
  Payable to bank ....................................................   1,184            1,301
  Accrued liabilities ................................................  12,574           10,650
                                                                       -------          -------
    Total current liabilities ........................................  20,820           19,393
                                                                       -------          -------

LONG-TERM DEBT, less current maturities ..............................  78,089           94,486
                                                                       -------          -------

OTHER NONCURRENT LIABILITIES .........................................   1,922            1,114
                                                                       -------          -------

COMMITMENTS AND CONTINGENCIES  (Notes 6, 10 and 12)

SHAREHOLDERS' DEFICIT:
 Preferred shares, without par value, authorized
   1,000, none issued ...............................................        -                -
 Common shares, without par value, authorized 20,000, issued
   7,292 in 1995 and 1994 ...........................................    1,519            1,519
 Paid-in surplus ....................................................   52,099           51,797
 Accumulated deficit ................................................  (69,386)         (81,352)
                                                                       -------          -------
                                                                       (15,768)         (28,036)
 Foreign currency translation adjustment ............................   (1,653)          (1,515)
                                                                       -------          -------
   Total shareholders' deficit ......................................  (17,421)         (29,551)
                                                                       -------          -------

    TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT .....................  $83,410          $85,442
                                                                       =======          =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                            FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF INCOME
            FOR THE YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993
                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             1995          1994          1993
                                                                             ----          ----          ----
NET SALES                                                                $100,598       $94,370       $89,861
                                                                         --------       -------       -------
COSTS AND EXPENSES:
  Cost of sales .....................................................      29,755        28,495        26,717
  Advertising and promotion .........................................      37,242        33,336        36,262
  Selling, general and administrative ...............................      18,831        19,440        19,605
  Nonrecurring and unusual charges (Note 14) ........................         302           559         5,527
                                                                         --------       -------       -------
    Total costs and expenses ........................................      86,130        81,830        88,111
                                                                         --------       -------       -------
INCOME FROM OPERATIONS ..............................................      14,468        12,540         1,750
                                                                         --------       -------       -------
OTHER INCOME (EXPENSE):
  Interest expense ..................................................     (11,076)       (9,360)       (3,879)
  Investment income (loss) ..........................................         527           186          (522)
  Gain (loss) on product divestitures ...............................           -          (512)          867
  Other income (expense), net .......................................        (309)          438            45
                                                                         --------       -------       -------
    Total other income (expense) ....................................     (10,858)       (9,248)       (3,489)
                                                                         --------       -------       -------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES ........       3,610         3,292        (1,739)
PROVISION FOR (BENEFIT FROM) INCOME TAXES ...........................       1,285         1,182          (639)
                                                                         --------       -------       -------
INCOME (LOSS) FROM CONTINUING OPERATIONS ............................       2,325         2,110        (1,100)
                                                                         --------       -------       -------
DISCONTINUED OPERATIONS:
  Income from operations, less provision for income taxes
    of $417, $840 and $1,382, respectively ..........................         674         1,500         2,379
  Gain on disposal, less provision for income taxes of $5,696 .......       9,334             -             -
                                                                         --------       -------       -------
  Income from discontinued operations ...............................      10,008         1,500         2,379
                                                                         --------       -------       -------
INCOME BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES ................................................      12,333         3,610         1,279
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF
  INCOME TAXES (Note 6) .............................................        (367)       (1,556)         (480)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF INCOME
  TAXES (Note 3) ....................................................           -            --           569
                                                                         --------       -------       -------
NET INCOME ..........................................................    $ 11,966       $ 2,054       $ 1,368
                                                                         ========       =======       =======
NET INCOME (LOSS) PER COMMON SHARE:
  From continuing operations ........................................    $    .32       $   .29       $  (.17)
  Discontinued operations ...........................................        1.37           .21           .38
  Extraordinary loss ................................................        (.05)         (.21)         (.08)
  Cumulative effect of accounting changes ...........................           -             -           .09
                                                                         --------       -------       -------
    Net income per common share .....................................    $   1.64       $   .29       $   .22
                                                                         ========       =======       =======
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING ................................................       7,292         7,292         6,341
                                                                         ========       =======       =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                                         NET UNREALIZED   FOREIGN
                                                                               RETAINED     LOSS ON       CURRENCY
                                                         COMMON     PAID-IN    EARNINGS    LONG-TERM     TRANSLATION
                                                         SHARES     SURPLUS    (DEFICIT)  INVESTMENTS     ADJUSTMENT     TOTAL
                                                        --------   ---------  ----------  ------------   -----------   ---------
Balance, November 30, 1992 ............................  $1,094     $34,938     $ 24,796     $(797)        $(1,424)     $ 58,607
 Net income ...........................................      --          --        1,368        --              --         1,368
 Dividends ............................................      --          --     (109,570)       --              --      (109,570)
 Issuance of common shares ............................     389      12,016           --        --              --        12,405
 Stock options granted ................................      --         956           --        --              --           956
 Exercise of stock options ............................      36       1,120           --        --              --         1,156
 Tax benefit from exercise of stock options ...........      --       1,253           --        --              --         1,253
 Decrease in net unrealized loss on long-term
    investments .......................................      --          --           --       797              --           797
 Foreign currency translation adjustment ..............      --          --           --        --            (445)         (445)
                                                         ------     -------     --------     -----          -------     --------
Balance, November 30, 1993 ............................   1,519      50,283      (83,406)       --          (1,869)      (33,473)
 Net income ...........................................      --          --        2,054        --              --         2,054
 Issuance of warrants .................................      --         955           --        --              --           955
 Stock options granted ................................      --         559           --        --              --           559
 Foreign currency translation adjustment ..............      --          --           --        --              354          354
                                                         ------     -------     --------     -----          -------     --------
Balance, November 30, 1994 ............................   1,519      51,797      (81,352)       --           (1,515)     (29,551)
 Net income ...........................................      --          --       11,966        --               --       11,966
 Stock options granted ................................      --         302           --        --               --          302
 Foreign currency translation adjustment ..............      --          --           --        --             (138)        (138)
                                                         ------     -------     --------     -----          -------     --------
Balance, November 30, 1995 ............................  $1,519     $52,099     $(69,386)    $  --          $(1,653)    $(17,421)
                                                         ======     =======     ========     =====          =======     ========

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993
                               (IN THOUSANDS)


                                                                        1995          1994          1993
                                                                      --------      --------      --------
OPERATING ACTIVITIES:
  Net income ........................................................ $ 11,966      $ 2,054      $ 1,368
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization ...................................    4,072        4,036        3,387
    Cumulative effect of accounting changes, net ....................       --           --         (569)
    Deferred income tax provision ...................................      645          303          393
    Gain on sale of specialty chemicals division ....................   (9,334)          --           --
    Loss (gain) on product divestitures .............................       --          512         (867)
    Repriced stock option expense ...................................      302          559          956
    Loss (gain) on sales of assets ..................................     (454)           6         (757)
    Extraordinary loss on extinguishment of debt, net ...............      367        1,556          480
    Dividend receivable from Elcat, Inc. ............................     (328)          --           --
    Other, net ......................................................      771          983         (343)
    Changes in operating assets and liabilities:
      Accounts receivable ...........................................    1,973       (1,704)       1,682
      Refundable and deferred income taxes ..........................      106          828         (941)
      Inventories ...................................................   (2,488)       3,832          495
      Prepaid expenses and other current assets .....................     (166)         133          317
      Accounts payable and accrued liabilities ......................   (6,602)       3,064        1,852
      Payable to bank ...............................................     (117)         243          230
                                                                      --------      -------      -------
    Net cash provided by operating activities .......................      713       16,405        8,550
                                                                      --------      -------      -------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ........................   (2,836)      (2,764)      (2,297)
  Proceeds from sale of specialty chemicals division, net ...........   19,397           --           --
  Net decrease in long-term investments .............................       --           --        5,062
  Proceeds from short-term investments ..............................       --           --       23,212
  Proceeds from notes and sales of assets ...........................      227          549          619
  Purchases of patents, trademarks and other product rights .........       --      (20,272)      (1,750)
  Increase in other assets ..........................................      (26)      (1,266)        (790)
                                                                      --------      -------      -------
    Net cash provided by (used in) investing activities .............   16,762      (23,753)      24,056
                                                                      --------      -------      -------
FINANCING ACTIVITIES:
  Repayment of long-term debt .......................................  (48,704)    (112,831)     (42,900)
  Proceeds from long-term debt ......................................   31,100       48,706      104,116
  Proceeds from sale of interest rate cap ...........................      984           --           --
  Proceeds from issuance of senior subordinated notes ...............       --       73,012           --
  Proceeds from issuance of common stock, net .......................       --           --       12,405
  Common stock dividends paid .......................................       --           --     (109,570)
  Proceeds from issuance of stock warrants ..........................       --          955           --
  Exercise of stock options .........................................       --           --        1,156
  Tax benefit from exercise of stock options ........................       --           --        1,253
  Debt issuance costs ...............................................     (253)      (4,011)      (2,630)
  Other, net ........................................................       --           --         (712)
                                                                      --------      -------      -------
    Net cash provided by (used in) financing activities .............  (16,873)       5,831      (36,882)
                                                                      --------      -------      -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ........       --           89           30
                                                                      --------      -------      -------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ..................................      602       (1,428)      (4,246)
  At beginning of year ..............................................    3,034        4,462        8,708
                                                                      --------      -------      -------
  At end of year .................................................... $  3,636      $ 3,034      $ 4,462
                                                                      ========      =======      =======

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                            FINANCIAL STATEMENTS

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1) GENERAL
    --------------------------------------------------------------------------

      Chattem, Inc. and its wholly-owned subsidiaries (the Company) are primarily engaged in manufacturing and marketing branded consumer products. The consumer products are sold nationwide and in many international markets, primarily through independent and chain drug stores, drug wholesalers, mass merchandisers and food stores.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    --------------------------------------------------------------------------

      BASIS OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      CASH AND CASH EQUIVALENTS

      For purposes of the statements of cash flows, the Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents.

      INVENTORIES

      Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out (LIFO) cost or market, while international inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment.
      Expenditures for maintenance and repairs are charged to expense as incurred.

      PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

      The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. Total accumulated amortization of these assets at November 30, 1995 and 1994 was $7,291 and $5,824, respectively. Amortization expense for 1995, 1994 and 1993 was $1,467, $1,309 and $1,179, respectively.
      Royalty expense related to other purchased product rights for 1995, 1994 and 1993 was $1,030, $1,703, and $1,974, respectively.
      Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

      DEBT ISSUANCE COSTS

      The Company has incurred debt issuance costs in connection with its long-term debt (Note 6). These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $471, $439, and $214 in 1995, 1994 and 1993, respectively.
      Accumulated amortization of these costs was $711 and $240 at November 30, 1995 and 1994, respectively.

      PAYABLE TO BANK

      Payable to bank includes checks outstanding in excess of certain cash balances.

      REVENUE RECOGNITION

      Revenue is recognized when the Company's products are shipped to its customers.

      RESEARCH AND DEVELOPMENT

      Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,140, $893, and $930, in 1995, 1994 and 1993, respectively.

      ADVERTISING EXPENSES

      The cost of advertising is expensed in the fiscal year in which the related advertising takes place. At November 30, 1995 and 1994, the Company reported $709 and $806, respectively, of advertising as prepaid assets included in other noncurrent assets in the accompanying consolidated balance sheets. The adoption of the AICPA's Statement of Position 93-7, "Reporting on Advertising Costs", did not have a significant effect on the Company's consolidated financial position.

      NET INCOME PER COMMON SHARE

      Net income per common share is based on the weighted average number of common shares outstanding after consideration of common share equivalents having a dilutive effect (Note 8).

      FOREIGN CURRENCY TRANSLATION

      The financial statements of the Company's Canadian and U.K. subsidiaries are translated into United States currency in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' deficit. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

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

      ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

      In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. SFAS No. 121 also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company is required to adopt the provisions of SFAS No. 121 no later than December 1, 1996, although earlier implementation is permitted. SFAS No. 121 is required to be applied prospectively for assets to be held and used. The initial application of SFAS No. 121 to assets held for disposition is required to be reported as the cumulative effect of a change in accounting principle. The adoption of SFAS No. 121 is not expected to have a significant impact on the consolidated financial position or results of operations of the Company.

      RECLASSIFICATIONS

      Certain prior year amounts have been reclassified to conform to the 1995 presentation.

(3) ACCOUNTING CHANGES
    --------------------------------------------------------------------------

      Effective December 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," using the cumulative catch-up method. SFAS No. 106 requires that the expected cost of providing postretirement health care benefits be charged to expense during the years in which the employees render service (Note
      13). The cost of these benefits was historically recognized as expense when paid. The adoption of SFAS No. 106 resulted in a net charge to income of $731 ($1,160 before income taxes), or $.12 per share, for the cumulative effect of this change in accounting principle.

      SFAS No. 109 requires a change from the deferral method to the asset and liability method of accounting for income taxes. Adoption of SFAS No. 109 resulted in a net credit to income of $1,300, or $.21 per share, for the cumulative effect of this change in accounting principle.

(4) INVESTMENT IN ELCAT, INC.
    --------------------------------------------------------------------------

      Investment in Elcat, Inc. (Elcat) consists of 40,000 shares of 13.125% cumulative, convertible preferred stock of Elcat (the Preferred Shares) which was received as part of the consideration from the sale of the Company's specialty chemicals division (Note 15). The Preferred Shares are nonvoting and are convertible, in whole or in part, at any time on or after April 1, 1998, into a 21% common stock ownership of Elcat. At the option of Elcat, the Preferred Shares may be redeemed, in whole or in part, on or after April 1, 1998, at par value ($125 per share) plus any accrued and unpaid dividends. If all of the then outstanding Preferred Shares are not converted or redeemed on or before April 1, 2005, Elcat is obligated to redeem all of the then outstanding Preferred Shares at par value plus any accrued and unpaid dividends.

      The dividends on the Preferred Shares accumulate annually but are non-payable until the shares are called or redeemed. After three years, however, if the shares are still outstanding, a cash dividend of $200 will be received by the Company in fiscal year 1999, increasing ratably to the full $656 in fiscal year 2002.

      This investment is classified as held-to-maturity and is accounted for using the cost method of accounting.

(5) PENSION PLAN
    --------------------------------------------------------------------------

      The Company has a noncontributory defined benefit pension plan (the
      Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 1995 and 1994 were invested primarily in United States government and agency securities, corporate debt securities and common stocks.

      Pension cost for the years ended November 30, 1995, 1994 and 1993 included the following components:


                                                           1995      1994      1993
                                                          ------    ------    ------
      Service cost (benefits earned during the
        period) .......................................   $  544    $  581    $  456
      Interest cost on projected benefit obligation ...      745       743       618
      Actual loss (return) on plan assets .............     (828)      220      (815)
      Net amortization and deferral ...................       98    (1,223)     (206)
                                                          ------    ------    ------
      Net pension cost ................................   $  559    $  321    $   53
                                                          ======    ======    ======

      The following table sets forth the funded status of the Plan as of November 30, 1995 and 1994:

                                                                    1995       1994
                                                                   ------     ------
      Actuarial present value of benefit obligations:
        Vested benefit obligation ............................... $ 6,560    $ 5,585
        Nonvested benefit obligation ............................     686        912
                                                                  -------    -------
          Accumulated benefit obligation ........................ $ 7,246    $ 6,497
                                                                  =======    =======

      Plan assets at fair market value .......................... $ 6,166    $ 8,137
      Projected benefit obligation ..............................  (9,885)    (9,119)
                                                                  -------    -------

      Plan assets less than projected benefit obligation ........  (3,719)      (982)
      Unrecognized net loss .....................................   3,344      2,265
      Unrecognized prior service cost ...........................    (163)      (211)
      Unrecognized initial asset ................................    (781)    (1,171)
                                                                  -------    -------
      Pension liability recognized in balance sheets at end
        of year ................................................. $(1,319)   $   (99)
                                                                  =======    =======

      The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6.0%, respectively, in 1995, and 8.5% and 6.0%, respectively, in 1994. The expected long-term rate of return on plan assets was 9.5%.

      As a result of the sale of the Company's specialty chemical division, a charge of $662 was recognized for pension curtailment and settlement expense. This expense is included in the gain on the sale of discontinued operations for fiscal 1995. (Note 15)

      The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 10% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $141 for 1995, $141 for 1994 and $162 for 1993.

(6) LONG-TERM DEBT
    --------------------------------------------------------------------------

      Long-term debt consisted of the following at November 30, 1995 and 1994:

                                                          1995         1994
                                                         ------       ------
      Revolving line of credit payable to banks at
        variable rates (8.49% weighted average at
        November 30, 1995) ...........................  $ 5,500      $ 4,500
      Term loan payable to banks at variable rates
        8.375% at November 30, 1995) .................    8,850       19,375
      12.75% Series B Senior Subordinated Notes,
        due 2004, net of unamortized discount of
        $1,581 for 1995 and $1,889 for 1994 ..........   65,339       73,111
                                                        -------      -------
      Total long-term debt ...........................   79,689       96,986
      Less: current maturities .......................    1,600        2,500
                                                        -------      -------
      Total long-term debt, net of current
        maturities ...................................  $78,089      $94,486
                                                        =======      =======

      The Company entered into a new credit agreement with a syndicate of banks (the New Credit Agreement) on June 17, 1994 and as amended on May 10, 1995 providing for maximum borrowings of up to $55,000. The New Credit Agreement is divided into a $22,500 revolving line of credit for working capital purposes, a $12,500 facility for product/brand acquisitions and a six year $20,000 term loan facility.

      The term loan is payable in remaining quarterly installments as follows: from February 28, 1996 through November 30, 1996, in quarterly installments of $400, from February 28, 1997 through November 30, 1997, in quarterly installments of $500, from February 28, 1998 through November 30, 1998, in quarterly installments of $600, from February 28, 1999 through May 31, 1999, in quarterly installments of $1,000 and a final payment of $850 on August 31, 1999. The revolving line of credit is available to the Company up to $22,500 or such lesser amount as is determined to be available under the terms of the New Credit Agreement and is due and payable on June 17, 2000, if the commitment is not earlier terminated under the terms of the New Credit Agreement. The acquisition facility provides for loans on a revolving credit basis which shall be repaid at the option of the Company either in a single installment on the renewal date of June 16th of each year or in 12 equal, consecutive quarterly installments payable on the last day of each fiscal quarter, commencing at the end of the first fiscal quarter following the date such acquisition loan is made and continuing thereafter until the third anniversary of such acquisition loan, on which date the final installment shall be payable.

      The Company may elect either a floating rate or Eurodollar interest rate option applicable to loans under the New Credit Agreement. The floating rate and Eurodollar interest rate options are based on a base rate plus a floating rate margin that fluctuates on the basis of the Company's leverage ratio. The maximum floating rate margin under the New Credit Agreement is 1.75% for the floating rate option and 3.0% for the Eurodollar rate option.

      The New Credit Agreement is secured by substantially all of the Company's accounts receivables, inventory and currently owned brand trademarks and associated intellectual property held by the Company. The New Credit Agreement contains (i) cross- collateralization and cross-default provisions, (ii) a negative pledge on the brand trademarks not pledged, (iii) restrictions on prepayment of the notes without the lender's consent and (iv) a pledge of the outstanding shares of various subsidiaries. The more restrictive financial covenants require the maintenance of minimum amounts of consolidated tangible net worth, cash flow coverage, fixed charges coverage and leverage ratios.

      Also on June 17, 1994, the Company issued $75,000 of 12.75% Series A Senior Subordinated Notes due 2004 (the Series A Notes) with five year warrants to purchase 417,182 shares of common stock at a price of $7.15 per share (the Warrants) to an investment banking firm (the Initial Purchaser). The Series A Notes consisted of 75,000 units, each consisting of $1,000 principal amount of the Series A Notes and a warrant to purchase 5.56242 shares of the Company's common stock at a price of $7.15 per share. The price to the Initial Purchaser of the Series A Notes was $73,967, or 98.6% of the original principal amount of the Series A Notes, resulting in a discount of $1,033. The value assigned to the Warrants was $955 (Note 8), resulting in a total original issue discount of $1,988. The proceeds of the Series A Notes were used to repay the Old Credit Agreement (as defined below).

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

      The Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The Notes are senior subordinated obligations of the Company, and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes may not be redeemed until June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The Notes are guaranteed by one of the Company's subsidiaries, Signal Investment & Management Co.

      The Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, with the exception of indebtedness incurred under the New Credit Agreement up to an aggregate of $50,000 outstanding at any time, (ii) pay dividends and make other distributions, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments, (v) engage in certain transactions with affiliates, (vi) dispose of certain assets,
      (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to, another person, (viii) incur indebtedness that would rank senior in right of payment to the Notes and be subordinated to any other indebtedness of the Company or (ix) create additional liens. The
      Company is allowed to incur additional indebtedness over and above the $50,000 allowable under the New Credit Agreement if after the incurrence of the additional indebtedness, the Company's fixed charge coverage ratio for the four full fiscal quarters preceding the date such additional indebtedness is incurred, is at least 1.75:1 for fiscal year 1995, and 2.00:1 thereafter, is determined on a pro forma basis as if the additional indebtedness had been incurred and applied at the beginning of such four-quarter period.

      In order to pay the Special Dividend (Note 8) and related fees and expenses, the Company entered into a credit agreement in June 1993 with a syndicate of banks (The Old Credit Agreement). During June 1994, the Old Credit Agreement was repaid with funds from the New Credit Agreement and the Notes. In connection with the prepayment of those borrowings, the Company incurred an extraordinary loss of $1,556 (net of income taxes) related to the write-off of debt issuance and other deferred costs.

      During June 1993, the Company entered into separate interest rate swap and cap agreements in notional principal amounts of $30,000 each. The Company entered into both of these agreements as hedges on its variable rate debt and not for trading purposes. The term of each agreement was for a three-year period ending May 31, 1996. The interest rate on the swap was fixed at 4.95% LIBOR, and the rate on the cap was 5% LIBOR. The differences paid or received on the swap and cap have been included as interest expense as payments have been made or received. In connection with the New Credit Agreement and the issuance of the Notes, the swap was terminated in June 1994, resulting in a gain of approximately $484 which is included in other income in the accompanying statements of income. On January 12, 1995, the interest rate cap was terminated resulting in a gain of approximately $729 to the Company. The gain was deferred and is being amortized over the remaining life of the original cap agreement as a reduction of interest expense.

      During May 1995, the Company prepaid previously outstanding long-term debt, with funds received from the sale of the specialty chemicals division. In connection with prepayment of those borrowings, the Company incurred an extraordinary loss of $367 (net of income taxes), or $.05 per share. The loss primarily related to the write-off of debt issuance and other deferred costs.

      During April 1993, the Company prepaid previously outstanding long-term debt with available cash funds. In connection with the prepayment of those borrowings, the Company incurred an extraordinary loss of $480 (net of income taxes), or $.08 per share. The loss primarily related to the write-off of debt issuance and other deferred costs.

            Future maturities of long-term debt are as follows:

            1996 ......................................... $ 1,600
            1997 .........................................   2,000
            1998 .........................................   2,400
            1999 .........................................   2,850
            2000 .........................................   5,500
            Thereafter ...................................  66,920
                                                           -------
                                                            81,270
            Less: unamortized discount ...................  (1,581)
                                                           -------
                                                           $79,689
                                                           =======

      Cash interest payments during 1995, 1994 and 1993 were $10,811, $7,114, and $2,612, respectively.

(7) INCOME TAXES
    --------------------------------------------------------------------------

      The provision for (benefit from) income taxes from continuing operations includes the following components:

                                           1995         1994         1993
                                         ------       ------       ------
      Current:
        Federal .......................  $  470       $  697       $ (884)
        State .........................     170          182         (148)
      Deferred ........................     645          303          393
                                         ------       ------       ------
                                         $1,285       $1,182       $ (639)
                                         ======       ======       ======

      Deferred income tax assets and liabilities for 1995 and 1994 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1995 and 1994 are as follows:


                                                       1995           1994
                                                     ------         ------
      Deferred tax assets:
        Operating loss carryforwards ..............  $  675         $1,175
        Reserves and accruals .....................   1,156          1,713
        Deferred promotional expenses .............     545            701
        Accrued postretirement health care
          benefits ................................     511            490
        Repriced stock option expense .............     690            576
        Accruals for discontinued operations ......     472              -
        Gain on sale of interest rate cap .........     108              -
        Nonrecurring and unusual charges ..........       -            126
        Other .....................................     273            225
                                                     ------         ------
          Gross deferred tax assets ...............   4,430          5,006
                                                     ------         ------
      Deferred tax liabilities:
        Excess tax depreciation and
          amortization ............................   2,359          2,133
        Prepaid advertising .......................     183            216
        Inventory .................................     190              -
        Other .....................................     207            157
                                                     ------         ------
          Gross deferred tax liabilities ..........   2,939          2,506
                                                     ------         ------
          Net deferred tax asset ..................  $1,491         $2,500
                                                     ======         ======

      The Company did not record a valuation allowance against the net deferred income tax asset at November 30, 1995 or 1994 because it is more likely than not, in management's opinion, that the income tax asset will be realized in future years.

      Included in "refundable and deferred income taxes" in current assets in the accompanying consolidated balance sheets are income tax refunds receivable of $7 and $113 at November 30, 1995 and 1994, respectively.

      The difference between the provision for (benefit from) income taxes and the amount computed by multiplying income from continuing operations before income taxes by the U.S. statutory rate is summarized as follows:

                                               1995       1994       1993
                                              ------     ------     ------
      Expected tax provision (benefit) ...... $1,227     $1,119     $ (591)
      Dividend exclusion benefit ............    (78)         -        (35)
      State income taxes, net of federal
        income tax benefit ..................    112        225        (28)
      Other, net ............................     24       (162)        15
                                              ------     ------     ------
                                              $1,285     $1,182     $ (639)
                                              ======     ======     ======

      Income taxes paid in 1995, 1994 and 1993 were $5,026, $727 and $1,170, respectively. The Company received income tax refunds of $163 and $790 during 1995 and 1994, respectively.

(8) SHAREHOLDERS' EQUITY (DEFICIT)
    --------------------------------------------------------------------------

      SPECIAL DIVIDEND AND 1993 STOCK ISSUANCE

      On May 14, 1993, the board of directors declared a special cash dividend (the Special Dividend) of $20 per common share to holders of record on June 4, 1993. The Special Dividend was paid on June 11, 1993 and approximated $108,511. In order to pay the Special Dividend and related fees and expenses, the Company entered into a $75,000 term loan agreement and a $25,000 revolving credit facility with a group of banks. In addition, the Company sold 1,866,667 common shares at $7.50 per share to an affiliate of one of the Company's lending banks. The net proceeds to the Company, after offering expenses, were $12,405. These shares did not qualify for the Special Dividend.

      STOCK OPTIONS

      The Company had stock option plans adopted in 1983 and 1988 which provided for issuance of options during a five-year period to purchase up to 600,000 and 375,000 common shares, respectively. There are no more options available for grant under the 1983 and 1988 plans. All options granted under the 1983 and 1988 plans had been exercised as of November 30, 1993.

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

      During 1995, the Company cancelled 20,500 and 27,000 options previously granted under the 1993 Plan and 1994 Plan, respectively. In addition, the Company granted 16,250 options from the 1993 Plan and 2,000 options from the 1994 Plans. The per share exercise price for the options granted under these plans ranged from $4.75 to $5.25. These options are exercisable for a period of up to ten years from date of grant.

      A summary of stock option activity is as follows:

                                               SHARES          PRICE RANGE
         Outstanding at November 30, 1992      173,436        $5.67 - $7.750
           Exercised ........................ (173,436)        5.67 -  7.750
           Granted ..........................  349,000         7.50 -  8.125
                                              --------
         Outstanding at November 30, 1993      349,000         7.50 -  8.125
           Granted ..........................  325,750         6.25 - 10.375
                                              --------
         Outstanding at November 30, 1994      674,750         6.25 - 10.375
           Cancelled ........................  (47,500)        6.25 -  8.125
           Granted ..........................   18,250         4.75 -  5.250
                                              --------
         Outstanding at November 30, 1995      645,500         4.75 - 10.375
                                              ========

      As a result of the Special Dividend paid in 1993, the Company reduced the exercise price on stock options granted under the 1993 Plan and the two 1994 plans. There were 634,250 options granted under these plans which had original exercise prices ranging from $26.25 to $28.125 per share. After the Special Dividend, the board of directors approved new exercise prices in the range of $6.25 to $8.125 per share. As a result of the new measurement date, the repricing of these options resulted in unusual noncash charges of $302, $559 and $956 in 1995, 1994 and 1993, respectively, and corresponding increases in paid-in surplus. These expense amounts are included in "nonrecurring and unusual charges" in the accompanying statements of income (Note 14).

      During 1993, the Company recognized certain tax benefits related to the exercise of stock options in the amount of $1,253. Such benefit was recorded as an increase in paid-in surplus. No stock options were exercised in 1995 or 1994.

      PREFERRED SHARES

      The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1995 and 1994, no shares of any series of preferred stock were issued and outstanding.

      EMPLOYEE STOCK OWNERSHIP PLAN

      Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1995, no contributions had been made to the plan.

      COMMON STOCK WARRANTS

      As described in Note 6, the Company issued the Warrants at an assigned value of $955. The Warrants are exercisable for five years. In the aggregate there are 75,000 warrants which, when exercised, would entitle the holders thereof to acquire an aggregate of 417,182 shares of the Company's common stock at a price of $7.15 per share. The number of shares of common stock and the price per share at which a warrant is exercisable are subject to adjustment upon the occurrence of certain events. A warrant does not entitle the holder to receive any cash dividends paid on common stock or to exercise any other rights as a shareholder of the Company.

(9) GEOGRAPHICAL SEGMENT INFORMATION
    --------------------------------------------------------------------------

      The Company operates exclusively in the consumer products industry. Geographic data for 1995, 1994 and 1993 is included in the schedule of geographical information on page 35, which is an integral part of these financial statements.

(10) CONTINGENCIES
    --------------------------------------------------------------------------

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

(11) SUPPLEMENTAL FINANCIAL INFORMATION
    --------------------------------------------------------------------------

      A - Inventories consisted of the following at November 30, 1995 and 1994:

                                                         1995       1994
                                                        ------     ------
      Raw materials .................................. $ 5,396    $ 3,451
      Finished goods and work in process .............   5,694      5,070
      Excess of current cost over LIFO value .........  (2,412)    (2,274)
                                                       -------    -------
        Total inventories ............................ $ 8,678    $ 6,247
                                                       =======    =======

      International inventories included above, valued on a lower of FIFO cost or market basis at November 30, 1995 and 1994, were $1,720 and $1,780, respectively.

      B - Property, plant and equipment consisted of the following at November 30, 1995 and 1994:


                                                         1995       1994
                                                        ------     ------
      Land ........................................... $   150    $   150
      Buildings and improvements .....................   2,957      2,900
      Machinery and equipment ........................  21,354     19,308
      Less -- accumulated depreciation ............... (15,131)   (13,867)
                                                       -------    -------
        Property, plant and equipment, net ........... $ 9,330    $ 8,491
                                                       =======    =======

      C - Accrued liabilities consisted of the following at November 30, 1995 and 1994:

                                                         1995       1994
                                                        ------     ------
      Accrued interest expense ....................... $ 3,942    $ 4,341
      Salaries, wages and commissions ................   1,317      1,377
      Promotion expense ..............................   1,560      1,994
      Accrued estimated specialty chemicals
        divestiture costs ............................   1,231          -
      Other ..........................................   4,524      2,938
                                                       -------    -------
        Total accrued liabilities .................... $12,574    $10,650
                                                       =======    =======

(12) ACQUISITION OF BRANDS
    --------------------------------------------------------------------------

      On May 12, 1994, the Company acquired BENZODENT, a topical oral analgesic, for approximately $3,500 from The Procter & Gamble Company. The assets acquired consisted primarily of the trademark ($3,246) and finished product inventories. The Company financed the purchase of BENZODENT with bank borrowings.

      On June 17, 1994, the Company acquired a license to the PHISODERM trademark in the United States, Canada and Puerto Rico (the Territory), together with certain other assets from Sterling Winthrop Inc. (Sterling). The purchase price for the license of PHISODERM in the Territory and certain other assets approximated $17,276. The assets acquired consisted primarily of the trademark ($16,826) and inventories. If net sales of PHISODERM products in the United States exceed $11,000 for either of the 12-month periods beginning July 1, 1995 and July 1, 1996 and ending June 30, 1996 and June 30, 1997 then within 45 days after the end of the applicable 12-month period with respect to which the applicable net sales threshold specified above has been exceeded, the Company will pay Sterling an additional $1,000 per year.

(13) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS
    --------------------------------------------------------------------------

      As discussed in Note 3, the Company adopted SFAS No. 106 as of December 1, 1992 and the cumulative effect of this change is reported in the accompanying consolidated statement of income for fiscal 1993. The Company maintains certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. The Company pays a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, the Company's contribution is a service-based percentage of the full premium. The Company pays these benefits as claims are incurred.

      Net periodic postretirement health care benefits cost for the years ended November 30, 1995 and 1994, included the following components:

                                                      1995     1994     1993
                                                     ------   ------   ------
        Service cost (benefits earned during
          the period) ..............................  $  30    $  35    $  35
        Interest cost on accumulated postretirement
          benefits obligation ......................    102       94       84
                                                      -----    -----    -----
        Net periodic postretirement benefits
          cost .....................................  $ 132    $ 129    $ 119
                                                      =====    =====    =====

     The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's balance sheets at November 30, 1995 and 1994:

                                                      1995     1994
                                                     ------   ------
      Accumulated postretirement benefits
        obligation:
        Retirees ................................... $  883   $  803
        Fully eligible active plan participants ....    292      197
        Other active participants ..................    170      114
                                                     ------   ------
      Accrued postretirement health care
        benefits ................................... $1,345   $1,114
                                                     ======   ======

      For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1995 and 1994. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.5% at November 30, 1995 and 1994, respectively. The effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of November 30, 1995 by approximately 4.8%, and the aggregate of the service and interest cost components of the net annual postretirement benefit cost by approximately 3.6% for November 30, 1995.

(14) NONRECURRING AND UNUSUAL CHARGES
    --------------------------------------------------------------------------

      During the fourth quarter of 1993, the Company recorded nonrecurring and unusual charges of $5,527. The nonrecurring and unusual charges consisted of the following: (A) International Restructuring Charges -
      (1) Write-down of a product trademark to net realizable value in the amount of $742. Based on management's best estimate of the net realizable value of the brand, a write-down of the trademark was recorded in the fourth quarter of 1993. During fiscal 1994, the Company sold the brand and recorded an additional loss of $512. (2) Write-down of accounts receivable in the amount of $1,775. During the fourth quarter of fiscal 1993, the Company terminated its distribution operations in Spain. As a result, the Company's U.K. subsidiary wrote off uncollectible accounts receivable from its Spanish distributor in the amount of $728. In addition, restructuring of the Company's German distribution operations in connection with a change in distribution methods resulted in a reserve for uncollectible accounts receivable in the amount of $1,047. (3) Write-down of inventories in the amount of $212 related to Spanish and discontinued brand inventories to their net realizable values [see (1) and (2) above]. (4) Accrued severance payments and lease and distributor termination fees in the amount of $375 consisted of severance for terminated international employees, accrual of fees for termination of the Spanish distributor and European distributor and lease termination fees. (5) Other accrued international restructuring charges of approximately $230 primarily related to the shutdown of the Spanish operations and scaling back of the Canadian operations. (B) Noncash compensation expense related to repricing of stock options in the amount of $956 was recorded (Note 8). (C) Accrued severance of approximately $1,237 for executives leaving the Company was recorded during the fourth quarter of fiscal 1993.

      The Company recorded nonrecurring and unusual charges of $302 for 1995 and $559 for 1994 related to the stock options which were repriced in 1993 (Note 8). There is no remaining accrual as of November 30, 1995 related to the nonrecurring and unusual charges.

(15) DISCONTINUED OPERATIONS
    --------------------------------------------------------------------------

      On May 26, 1995, the Company completed the sale of its specialty chemicals division to privately-held Elcat. The Company received $25,000 from the sale of the specialty chemicals division consisting of $20,000 in cash and $5,000 of 13.125% cumulative, convertible preferred stock of Elcat. The net cash proceeds were used to repay long-term debt of approximately $12,000. The Company recognized a gain of $9,334, (after tax) from the sale and extraordinary charge (after tax) of $367 relating to the early extinguishment of the debt.

      The results of operations and the gain on disposal of the specialty chemicals division have been separately classified as discontinued operations in the accompanying consolidated statements of income. Net sales of the specialty chemicals division were $6,739 through May 26, 1995, $13,586 for 1994 and $15,544 for 1993. Interest expense of $351,
      $752 and $350 for 1995, 1994 and 1993, respectively, has been allocated to discontinued operations based upon the ratio of net assets discontinued to the total net assets of the consolidated entity.

                          REPORT OF INDEPENDENT
                            PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for income taxes and for postretirement health care benefits.


Chattanooga, Tennessee
January 25, 1996

                          QUARTERLY INFORMATION
           (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                       QUARTER ENDED
                                                     -------------------------------------------------------
                                       TOTAL         FEBRUARY 28      MAY 31      AUGUST 31      NOVEMBER 30
                                       -----         -----------      ------      ---------      -----------
FISCAL 1995:
  Continuing operations:
    Net sales ...................... $ 100,598         19,372         27,114        28,990         25,122
    Gross profit ................... $  70,843         13,144         18,557        20,628         18,514
    Income (loss)(1) ............... $   2,325           (611)           670         1,673            593
    Income (loss) per share (1) .... $     .32           (.08)           .09           .23            .08
  Total:
    Net income (loss)............... $  11,966           (250)(3)     10,480(3)      1,673             63(3)
    Net income (loss) per
      share (2) .................... $    1.64           (.03)(3)       1.44(3)        .23            .01(3)

FISCAL 1994:
  Continuing operations:
    Net Sales ...................... $  94,370         17,714         23,642        25,954         27,060
    Gross profit ................... $  65,875         11,920         16,878        18,574         18,503
    Income (loss) (1) .............. $   2,110           (638)         1,198         1,212            338
    Income (loss) per share (1) .... $     .29           (.09)           .16           .17            .05
  Total:
    Net income (loss) .............. $   2,054           (252)(4)      1,553(4)       (105)(4)        858(4)
    Net income (loss) per
      share(2) ..................... $     .29           (.03)(4)        .21(4)       (.01)(4)        .12(4)

      (1) BEFORE DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT.

      (2) THE SUM OF THE QUARTERLY EARNINGS PER SHARE AMOUNTS MAY DIFFER FROM ANNUAL EARNINGS PER SHARE BECAUSE OF THE DIFFERENCES IN THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON SHARE EQUIVALENTS USED (WHERE DILUTIVE) IN THE QUARTERLY AND ANNUAL COMPUTATIONS.

      (3) INCLUDES INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX, OF $361 OR $.05 PER SHARE, $10,177 OR $1.40 PER SHARE AND $(530) OR
          $(.07) PER SHARE FOR THE QUARTERS ENDED FEBRUARY 28, MAY 31 AND NOVEMBER 30, RESPECTIVELY.

      (4) INCLUDES INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX, OF $385 OR $.05 PER SHARE, $355 OR $.05 PER SHARE, $239 OR $.03 PER SHARE AND $521 OR $.07 PER SHARE FOR THE QUARTERS ENDED FEBRUARY 28, MAY 31, AUGUST 31 AND NOVEMBER 30, RESPECTIVELY.

                     GEOGRAPHICAL SEGMENT INFORMATION
                             (IN THOUSANDS)

                                                YEAR ENDED NOVEMBER 30,
                                              ---------------------------
                                              1995        1994       1993
                                              ----        ----       ----
NET SALES:
  Domestic ................................ $ 87,250    $ 82,643   $ 76,592
  International ...........................   13,348      11,727     13,269
                                            --------    --------   --------
  Consolidated ............................ $100,598    $ 94,370   $ 89,861
                                            ========    ========   ========

OPERATING INCOME:
  Domestic ................................ $ 16,719    $ 16,981   $ 10,127
  International ...........................    1,292         120        381
                                            --------    --------   --------
    Total .................................   18,011      17,101     10,508
  Other unallocated expenses, net (1) .....  (14,401)    (13,809)   (12,247)
                                            --------    --------   --------
    Income (loss) from continuing
      operations before income taxes ...... $  3,610    $  3,292   $ (1,739)
                                            ========    ========   ========

IDENTIFIABLE ASSETS:
  Domestic ................................ $ 66,911    $ 69,361   $ 47,792
  International ...........................    7,535       8,032     12,768
                                            --------    --------   --------
    Total .................................   74,446      77,393     60,560
  Investment in Elcat, Inc. ...............    5,000           -          -
  Discontinued operations .................        -       5,015      4,512
  Corporate ...............................    3,964       3,034      4,462
                                            --------    --------   --------
    Consolidated .......................... $ 83,410    $ 85,442   $ 69,534
                                            ========    ========   ========

(1) PRINCIPALLY INTEREST EXPENSE, CORPORATE OVERHEAD NOT ALLOCATED AND NONRECURRING AND UNUSUAL CHARGES.


BOARD OF DIRECTORS                OFFICERS                                      CHATTEM, INC.
ZAN GUERRY                        ZAN GUERRY                                    Chattanooga, Tennessee 37409
Chairman and President            Chairman and President                        Corporate Office
Chattem, Inc.
Chattanooga, Tennessee            ROBERT E. BOSWORTH                            SUBSIDIARIES AND AFFILIATED COMPANIES
                                  Executive Vice President
SAMUEL E. ALLEN                     and Chief Financial Officer                 CHATTEM (U.K.) LIMITED
Chairman                                                                        Guerry House
GLOBALT, Inc.                     HUGH F. SHARBER                               Ringway Centre
Atlanta, Georgia                  Secretary                                     Edison Road
                                                                                Basingstoke, Hampshire RG21 2YH
LOUIS H. BARNETT                  ADDITIONAL FINANCIAL                          England
Business Consultant               INFORMATION
Fort Worth, Texas                 COMMENCING WITH THE 1996                      CHATTEM (CANADA) INC.
                                  FISCAL YEAR, THE COMPANY                      2220 Argentia Road
ROBERT E. BOSWORTH                WILL DISCONTINUE ISSUING                      Mississauga, Ontario L5N 2K7
Executive Vice President          PRINTED QUARTERLY REPORTS
  and Chief Financial Officer     TO STOCKHOLDERS.  IN PLACE                    HBA INSURANCE LTD.
Chattem, Inc.                     OF THESE REPORTS, THE                         P. O. Box HM 2062
Chattanooga, Tennessee            COMPANY WILL FORWARD TO                       Hamilton 5, Bermuda
                                  REQUESTING SHAREHOLDERS
ROBERT M. BOYD, JR.               COPIES OF QUARTERLY PRESS                     SIGNAL INVESTMENT &
Business Consultant               RELEASES AND/OR QUARTERLY                     MANAGEMENT CO.
Hilton Head, South Carolina       REPORTS ON FORM 10-Q FILED                    1100 North Market Street
                                  WITH THE SECURITIES AND                       Suite 780, Wilmington Trust Center
RICHARD E. CHENEY                 EXCHANGE COMMISSION.                          Wilmington, Delaware 19801-1239
Former Chairman Emeritus          BOTH THE QUARTERLY
Hill and Knowlton, Inc.           INFORMATION AND THE                           COMMON STOCK LISTING
New York, New York                COMPANY'S ANNUAL REPORT                       Over-the-Counter
                                  ON FORM 10-K FILED WITH THE                   NASDAQ Symbol:  CHTT
SCOTT L. PROBASCO, JR.            COMMISSION MAY BE OBTAINED
Chairman of the Executive         WITHOUT CHARGE BY WRITING TO                  TRANSFER AGENT AND
  Committee                       THE DIRECTOR OF FINANCE,                      REGISTRAR
SunTrust Bank, Tennessee, N.A.    CHATTEM, INC. OR BY CALLING                   SunTrust Bank, Atlanta, N.A.
Chattanooga, Tennesee             1-800-366-6077, EXT. 769                      P. O. Box 4625
                                                                                Atlanta, GA  30302

A. ALEXANDER TAYLOR II
Partner
Miller & Martin
Chattanooga, Tennessee
