Form 10-K, Exhibit 13
period 1996-11-30
CHATTEM INC
filed 1997-02-28
CIK 19520

                                                                      Exhibit 13


                             1996  A GOLD MEDAL YEAR


Led by the acquisitions of GOLD BOND, our largest acquisition in history, and HERPECIN-L, Chattem turned in a gold medal performance in 1996. Sales increased 18% to a record $119 million while earnings jumped 47% to $.47 per share. Also included in the earnings was a planned $.14 per share loss on the national launch of PHISODERM Antibacterial Hand Cleanser. Excluding this loss, earnings would have increased 90% to just over $.60 per share.

While these numbers support the decision to go with a gold annual report, there were actually a number of other factors which made 1996 a gold medal year.

First, we have two gold medal winners as spokespersons for our products.
Swimmer Janet Evans, who carried the torch to Muhammed Ali at the opening ceremony of the Olympics and is a four time gold medal winner and current world record holder, represents ULTRASWIM. Recently, we added Dr. Dot Richardson, the most valuable player of the United States gold medal winning softball team, as a spokesperson for FLEXALL. In addition to being a world class softball player, Dot is in residency as an orthopedic surgeon.

Also, while Atlanta was shining with its outstanding performance of the opening ceremony of the 1996 Olympics, Chattanooga played a role in the Olympics as a host for a number of teams in a variety of sports for training and as the site for the kayaking races on the Ocoee River.

Turning back to the business results, GOLD BOND, which was acquired in April, clearly was the key driver for 1996. GOLD BOND Powder dominates the medicated powder market while GOLD BOND Cream is the fastest growing anti-itch cream product in the United States. During 1996 we continued the marketing initiatives that were in place on GOLD BOND. Also, we increased advertising expenditures which led to growth in market share.

In addition to GOLD BOND, Chattem had a number of other notable successes in 1996. HERPECIN-L, which was acquired in June, is an important strategic acquisition which shows great promise to become a leader in the cold sore prevention and treatment markets. We initiated television advertising in October and have already seen solid increases in sales in response to that advertising.

Another major success for Chattem occurred in the important topical analgesic market. ICY HOT continued its share growth with another year of 10% growth in consumer sales. FLEXALL, led by the introduction of Ultra Plus, rebounded from declining consumer sales early in the year to show an increase of almost 15% for the three months ending January, 1997.

BULLFROG had its best year ever with a double digit increase in sales. This sales increase was led by BULLFROG FOR KIDS and our new and unique BULLFROG QUIK GEL. MUDD had a very strong year with a dramatic increase in consumer sales due to the relaunch and repackaging of the MUDD line.

Finally, the International division was another area of strength in 1996 with profits increasing over 20%. This growth was due to a very strong performance from our United Kingdom operation, as well as improved profitability in Canada and European distribution markets.

For 1996 there were two primary weaknesses, CORNSILK and PHISODERM. Both had sales declines due to intense competition. We have major initiatives in place to address these two brands which will be covered in the section below for the 1997 outlook, as will PHISODERM Antibacterial.


                        1997  A YEAR OF BRAND DEVELOPMENT

In 1996, we were led by acquisitions. For 1997, we are forecasting even greater sales and earnings per share growth rates, led by the development of our brands. At no time in Chattem's history have there been more marketing projects, including line extensions, new packaging, and new advertising to grow our existing brand franchises. These projects should not only lead to growth in 1997 but continued increases in sales and earnings for the following years. These major projects are outlined below by brand.

GOLD BOND has three major brand development projects. First, and most important is the introduction of Maximum Strength GOLD BOND Medicated Foot Powder. This product, whose triple action formula relieves itching, fights odor and controls moisture, should attract consumers currently using either odor control or athletes foot products.

Another major project for GOLD BOND is the introduction of GOLD BOND CORNSTARCH PLUS Medicated Baby Powder which has a unique formula in a cornstarch base with more skin protectants than any other product. Finally, we will be aggressively advertising GOLD BOND Cream as fast itch relief that is free of the steroid hydrocortisone.

ICY HOT will have its first major line extension with new Arthritis Therapy Gel. This odor free long lasting product should gain consumers currently using odor free products that don't provide any real sensation of working as well as products that contain a strong odor. We will have a major advertising campaign to introduce ICY HOT Arthritis Therapy Gel starting in the summer.

PAMPRIN and PREMSYN PMS will introduce gel caps, the most preferred dosage form for internal analgesics. Also, the consumer sales for both products have shown good response to new advertising campaigns begun late in 1996, and these campaigns will continue in 1997 at increased spending levels for the two brands.

MUDD will introduce a breakthrough product in MUDD 5 Minute Masque, which works in one third the time of other masks. In consumer tests this product scored among the highest of any that we have ever tested.

As I mentioned in the review of 1996, we are addressing the weaknesses of CORNSILK and PHISODERM aggressively this year. For CORNSILK we are shipping all new packaging starting February 1, which will replace all existing inventory in the trade. This major program is the most significant face lift in the CORNSILK history, as the new attractive blue packaging was strongly received in extensive consumer testing.

Announcing the major packaging change will be the largest print advertising campaign in several years for CORNSILK. This new advertising will showcase the product as well as the unique benefit of CORNSILK, long lasting natural beauty that does not shine or fade.

For PHISODERM we will be moving back more to the heritage of the brand in terms of packaging and advertising. A new attractive green bottle will begin shipping in February which returns PHISODERM to its heritage and represents the "fresh clean" facial cleanser. A major print campaign will tout PHISODERM as the "Daily Prescription for Healthy Skin".

PHISODERM Antibacterial has been a classic good news / bad news story. In terms of negatives, our distribution goals were attained less quickly than we anticipated which made it difficult to coordinate our advertising and promotion plans. On the positive side we have a number of major account successes particularly on the East Coast. At this stage it appears to have created a brand with sales potential of $5-10 million. For 1997 we are planning a number of targeted account promotions with a goal of developing PHISODERM Antibacterial to the higher end of our projected sales range.

The international division is also planning a very aggressive year highlighted by a number of line extensions planned for Canada. These plans include new products for GOLD BOND, FLEXALL and PHISODERM.

As you can see, 1997 is indeed a very exciting and aggressive year for our brands. Our management team and employees are extremely enthused about the numerous brand development projects planned. I am hopeful that in next year's annual report I can again proclaim another gold medal year for Chattem as we move toward $200 million in sales.

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



DOMESTIC PRODUCT OVERVIEW


OTC PHARMACEUTICALS - TOPICAL ANALGESICS

The Company competes in the topical external analgesic category, a $220 million market, with its FLEXALL 454 and ICY HOT brands. BENZODENT competes in the denture irritation segment, a $38 million segment, within the overall topical oral analgesic category.

Overall, Chattem is the number two player in the topical external analgesic category. FLEXALL 454, the number 3 brand, is an aloe-vera based topical analgesic clinically proven to provide long lasting relief for arthritis and other muscle and joint pain. The brand's current product line includes Original Vitamin E Enriched and Maximum Strength FLEXALL 454 which contain menthol as the active ingredient, as well as Ultra Plus which was launched during the middle of 1996 and contains three active ingredients: menthol, methyl salicylate and camphor.

ICY HOT, the fifth largest brand in its category, completed 1996 with its fifth straight year of sales growth. ICY HOT offers the most complete product form line-up in the category with a cream, a balm and the unique chill stick. Consumer research indicates that the brand's distinctive "Icy and Hot Therapy for Pain" positioning enjoys high awareness and is viewed as the strongest in the category. In February of 1997, ICY HOT Arthritis Therapy Gel begins shipping. This new product contains capsaicin, the active ingredient most recommended by doctors, in an aloe vera based gel. With an aggressive introductory marketing plan, this line extension provides significant opportunity for growth.


BENZODENT, a topical oral analgesic, is the only brand positioned to be applied directly to dentures to relieve pain. The product contains the maximum amount of benzocaine allowable in the category and is recommended by dentists. Marketing efforts are focused on providing samples to consumers when they are initially fitted for dentures, the point of entry for the category.



OTC PHARMACEUTICALS - MEDICATED POWDER AND CREAM.

The Company competes in the medicated powder and cream markets with its GOLD BOND Medicated Powder and GOLD BOND Medicated Cream. GOLD BOND is the leading brand in the medicated powder market and has a growing presence in the anti-itch cream market. Acquired in April, 1996, the brand's current product line includes GOLD BOND Medicated Powder, GOLD BOND Extra Strength Medicated Powder, GOLD BOND Medicated Baby Powder and GOLD BOND Medicated Cream. In February, 1997, the Company will launch GOLD BOND Medicated Foot Powder and GOLD BOND CORNSTARCH PLUS Medicated Baby Powder.

OTC PHARMACEUTICALS - INTERNAL ANALGESICS

The Company competes in the $61 million menstrual pain relief category with its PAMPRIN and PREMSYN PMS brands. NORWICH aspirin competes in the general analgesics category.

PAMPRIN, the number two brand in the menstrual analgesics category, is a combination drug specifically designed for relief of menstrual symptoms. Multi-symptom PAMPRIN effectively relieves multiple menstrual discomforts with three active ingredients. Maximum Pain Relief PAMPRIN is formulated to provide superior cramp relief and is the only cramp relief product with two pain relievers. Maximum Strength PREMSYN PMS, the third largest brand in the category, effectively relieves the physical and emotional symptoms of PMS.

In mid 1997, the Company will launch a gelcap version of both Multi-symptom PAMPRIN and Maximum Strength PREMSYN PMS. Consumer testing shows that gelcaps are the preferred form due to the fact that they are easier to swallow.

NORWICH, a high-quality, reasonably priced aspirin franchise, complements the other OTC pharmaceuticals of the division. The brand is principally focused in sales and marketing support in the northeast, midwest, and west coast. With the continued expansion of private label aspirin as well as the Company's decision to divert advertising and promotion support to bigger, more strategic, growth opportunities, the brand continues to decline roughly 10% a year.



OTC PHARMACEUTICALS - LIP CARE

The Company competes in the lip care category, a $210 million market, with the HERPECIN-L brand. Acquired in mid 1996, HERPECIN-L is uniquely formulated to treat cold sores and protect lips. The product contains a skin protectant and an effective sunscreen to moisturize lips as well as protect them from the harmful rays of the sun. 1997 marks the first year in the brand's history in which it will receive a full year of national television advertising, radio advertising and promotional support. Given this significant support and the high incidence of cold sores among the U.S. population, the brand's potential for growth is strong.

COSMETICS

The Company competes in the oil control face makeup segment, a $92 million market, within the overall cosmetics category with its CORNSILK brand.
CORNSILK, the number three brand in the oil control makeup segment, is the original makeup specially formulated to be oil free as well as able to absorb excess facial oil. The CORNSILK product line includes loose and pressed powders in two finishes, and in four shade variations; liquid makeup in six shades; and a concealer. To counteract recent sales declines a dramatic package redesign will be introduced and will begin shipping in February, 1997. Also in 1997 to complement CORNSILK's face makeup expertise CORNSILK will add an enriched stick concealer to the product line.


TOILETRIES - SKIN CLEANSERS AND MASQUES

The Company competes in the facial cleanser category, a $388 million market, with its PHISODERM brand. In the masque sub-segment of the facial cleanser category, a $20 million market, the Company competes with MUDD Spa Treatment Masque products. The MUDD brand includes three varieties of clay-based masques:
Original, Sea and Aloe.

PHISODERM, a specialty face cleanser, is a product that through its pH balanced formula provides the consumer with superior cleansing without the harsh, drying effects of soap. The brand offers adult products available in different skin types: normal to dry, normal to oily, as well as a product designed for use on babies. In 1996 PHISODERM for Sensitive Skin was introduced. This fragrance free product was designed to appeal to the wide audience of women who experience problems with sensitive skin. PHISODERM for Sensitive Skin bolsters the therapeutic image of the brand as well as the brand's tie to dermatologists. In 1997 PHISODERM will introduce bold new bottle labels in a cartonless package format. Also in 1997, PHISODERM will be featured in an extensive print advertising campaign and offer its best selling item in a year round 50% bonus size.

In mid 1996 PHISODERM Antibacterial Hand Cleanser was brought to market. This product introduced the ultimate name in medical professional cleansing into the $270 million mass antibacterial hand cleansing category. To launch the two item product line, a broker sales force was established to provide national retail coverage for the food class of trade. PHISODERM Antibacterial Hand Cleanser was promoted through national television advertising and two promotional programs.

The MUDD brand continues to show dramatic retail growth after the 1995 relaunch of MUDD Original Masque under the Spa Treatment banner and the introduction of Sea Masque and Aloe Masque. All three sku's are in the top ten best selling facial masques. MUDD drove consumer awareness in 1996 through national television advertising and by delivering over 1 million samples and coupons to target consumers. In 1997 MUDD will introduce a revolutionary new masque extension, MUDD 5 Minute Masque. The new product which contains natural papaya, grapefruit, and cucumber, provides all of the cleansing benefits of a clay-based masque product but in one-third of the time.

TOILETRIES - SEASONALS

The Company competes in the suncare category with products that have a sun protection factor (SPF) of greater than 15, a $238 million market, with its BULLFROG Sunblock line. SUN-IN competes in the spray on hair lightener category, a $9 million market, while ULTRASWIM Shampoo and Conditioner are essentially the only products in the small chlorine removal market.

For the third straight year BULLFROG Sunblock continues to be one of the fastest growing brands in the category. All BULLFROG Sunblock products, which are available in unique gels and lotions, provide all day sun protection in or out of the water. BULLFROG is the Ultimate Waterproof Sunblock. In 1996 BULLFROG Sport Lotion SPF30+ was added to the product line. Strong growth was realized in the BULLFROG Quik Gel and the BULLFROG for Kids part of the business. This was aided by heavy levels of regional seasonal television advertising featuring the unique benefits of these two sku's. In 1997 BULLFROG Quik Gel SPF 36 will be added to the fold.


INTERNATIONAL MARKET OVERVIEW


CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario which markets and distributes Chattem's consumer products throughout Canada.
The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed in Canada include GOLD BOND, PAMPRIN, FLEXALL, CORNSILK, MUDD, SUN-IN, ULTRASWIM and PHISODERM. In addition, Chattem owns the marketing and distribution rights for ACNOMEL, a medicated acne product.

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products is performed principally in the U.K. with a limited number of ingredients purchased from Chattem. In the U.K., the division employs its own sales force while exclusive distributors are used to market and sell its products in Western European countries. Due to the difficulty and expense involved in the registration of OTC pharmaceuticals in Europe, the unit markets exclusively the Company's toiletry products. Chattem's products in Europe include SUN-IN, a range of MUDD Face and Body products, ULTRASWIM, and CORNSILK. SUN-IN is marketed on the continent as SPRAY BLOND.


U.S. EXPORT

The U.S. Export division services various distributors primarily located in the Caribbean, Mexico and Peru. The Company sells ICY HOT, GOLD BOND, PAMPRIN, MUDD and PHISODERM into these markets with the primary focus being the development of its OTC pharmaceuticals. The Company continues to look for established distributors in Central and South America.

Financial Information................................................Contents

Management's Discussion and Analysis........................................9

Selected Financial Data....................................................15

Consolidated Balance Sheets................................................16

Consolidated Statements of Income..........................................18

Consolidated Statements of Shareholder's Deficit...........................19

Consolidated Statements of Cash Flows......................................20

Notes to Consolidated Financial Statements.................................21

Report of Independent Public Accountants...................................33

Quarterly Information......................................................34

Geographical Segment Information...........................................35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The results for fiscal 1996 were highlighted by two brand acquisitions and related financing transactions. On April 29, 1996, the Company purchased the worldwide rights for the GOLD BOND line of medicated powders and anti-itch cream from Martin Himmel Inc. The purchase price for the trademarks and inventory was $40,000,000. Additionally, the Company assumed certain liabilities of approximately $500,000. The Company financed the GOLD BOND acquisition and repaid all existing bank indebtedness by entering into a new $61,500,000 credit agreement with a syndicate of banks, issuing 1,100,000 new shares of Company stock to a group of investors, including certain officers, directors and affiliates, and issuing to the seller 155,792 shares of Company stock at $6.42 per share.

On June 6, 1996, the Company purchased the rights for the HERPECIN-L line of medicated lip balm from Campbell Laboratories, Inc. The purchase price for the trademark, receivables and inventory was $5,607,000 plus a royalty payment equal to the greater of $214,000 or 5% of net sales. Additionally, the Company assumed certain liabilities of approximately $500,000. The royalty payment is payable annually for each of the seven twelve-month periods beginning July 1, 1996 and ending June 30, 2003. The purchase was financed by the Company with a $5,000,000 addition to its existing bank credit agreement with the remaining $607,000 being funded by the Company.

As a result of the refinancing of the Company's long-term bank debt in connection with the GOLD BOND and HERPECIN-L product acquisitions, a loss (net of tax) of $532,000 was recognized in 1996 on the early extinguishment of existing long-term obligations to banks.

Unless otherwise indicated, the following discussion and analysis of financial condition and results of operations relate only to the continuing operations of the Company, which are the domestic and international consumer products businesses. The results of operations and the gain on disposal of the specialty chemicals division in 1995 have been separately classified as discontinued operations in the accompanying consolidated statements of income.

The Company experienced an increase in net sales, operating income and income from continuing operations for the year ended November 30, 1996. Net sales increased 18.2% to $118,903,000 from $100,598,000 in 1995. Operating income before nonrecurring and unusual charges increased 13.0% to $16,689,000 from $14,770,000 in 1995. Income from continuing operations increased 63.6% to $3,804,000 from $2,325,000 in 1995, while net income, which includes the net income from discontinued operations, the net gain on disposal of the specialty chemicals division in 1995 and the extraordinary charges relating to the early extinguishment of debt in 1995 and 1996, decreased to $3,272,000 from $11,966,000 in fiscal year 1995. Net income would have increased $1,479,000 over 1995 without the positive impact of the sale of the specialty chemicals division.

In fiscal year 1996 as compared to fiscal year 1995, earnings per share from continuing operations increased $.15, or 46.9%, to $.47 while total earnings per share decreased $1.24 to $.40. Total earnings per share for the year ended November 30, 1995 included the net income from discontinued operations and the net gain on disposition of the specialty chemicals division.


The Company will continue to seek increases in sales through a combination of acquisitions and internal growth while maintaining high operating income. As previously high growth brands mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions. On May 1, 1996, the Company began shipping PHISODERM Antibacterial Hand Cleanser. Also, on May 1, 1996 in an effort to expand the PHISODERM Facial Cleanser business, the Company began shipping an unfragranced product for sensitive skin. On July 1, 1996, FLEXALL Ultra Plus was introduced nationally while the existing FLEXALL line was relaunched with new packaging and a completely new advertising message.

Strategically, the Company continually evaluates its products and business as part of its sales growth strategy and, in instances where the Company's objectives are not realized, will dispose of the brands or businesses and redeploy the assets to products or businesses with greater growth potential or to reduce indebtedness. During April, 1996, the Company sold the trademarks and inventory of two of its minor consumer products brands, SOLTICE and BLIS-TO-SOL. The sales price of $1,200,000 consisted of $1,000,000 cash received at closing and a $200,000 promissory note requiring payments of $100,000 per year for the next two years contingent upon the brands meeting specific future sales levels. A gain from the sale of $875,000 was recognized.

RESULTS OF OPERATIONS

The following table sets forth for continuing operations certain items from the Company's consolidated statements of income, for the periods indicated, expressed as a percentage of net sales:


                                                      YEAR ENDED NOVEMBER 30,
                                                   ----------------------------
                                                    1996      1995      1994
                                                   --------  --------  --------
Net Sales.....................................      100.0%    100.0%    100.0%
                                                  ---------  --------  --------
Costs and Expenses:
     Cost of sales............................       29.5      29.6      30.2
     Advertising and promotion................       38.3      37.0      35.3
     Selling, general and administrative......       18.2      19.0      21.2
                                                    ------    ------    ------
          Total costs and expenses............       86.0      85.6      86.7
                                                    ------    ------    ------
Income From Operations........................       14.0      14.4      13.3
Other Expense, Net............................       (9.3)    (10.8)     (9.8)
                                                    ------    ------    ------
Income Before Income
     Taxes....................................        4.7       3.6       3.5
Provision For Income Taxes....................        1.5       1.3       1.3
                                                    ------    ------    ------
Income From
     Continuing Operations....................        3.2%      2.3%      2.2%
                                                    ------    ------    ------
                                                    ------    ------    ------




          FISCAL 1996 COMPARED TO FISCAL 1995 FOR CONTINUING OPERATIONS


For the year ended November 30, 1996, net sales increased $18,305,000, or 18.2%, to $118,903,000 from $100,598,000 for the previous fiscal year. This increase consisted of a $17,194,000, or 19.7%, increase in domestic consumer products sales from $87,250,000 in 1995 to $104,444,000 in 1996 and an increase of
$1,111,000, or 8.3%, in international sales to $14,459,000 from $13,348,000.

For domestic consumer products, sales of the GOLD BOND and HERPECIN-L product lines, both of which were acquired in 1996, and PHISODERM Antibacterial Hand Cleanser accounted for essentially all of the sales increase in 1996, although sales increases were also realized for the BULLFROG, ICY HOT and MUDD product lines. Sales declines were recognized for CORNSILK, NORWICH Aspirin and PHISODERM facial. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in volume.

The increase in sales of BULLFROG and MUDD brands in 1996 was largely the result of new product introductions and/or new packaging in late 1995 and increased marketing support. Sales growth for the ICY HOT product line was primarily due to increased advertising and promotional expenditures.

Sales declines for the remainder of the domestic products are essentially the result of increased competition in their respective product categories, the maturation of these brands and in most cases reduced marketing support. In the case of CORN SILK, the brand will be completely repackaged in 1997 while new products will be introduced under the GOLD BOND, ICY HOT, MUDD, PAMPRIN and PREMSYN PMS brand names.

In fiscal 1996, sales for the international consumer product's segment increased $121,000, or 3.1%, for the Canadian operation and $1,446,000, or 17.9%, for the United Kingdom business. The addition of the GOLD BOND product line in Canada accounted for more than the total of the net sales increase in that country, although increases were also realized for the SUN-IN, ULTRASWIM and MUDD product lines. Declines in sales of the other brands in Canada largely offset the increases enumerated above. Sales increases for all of the product lines sold by the United Kingdom operation were realized with the exception of the CORNSILK brand. U.S. export sales decreased $456,000, or 33.8%, in 1996 largely resulting from unfavorable general economic conditions in Peru and Mexico. All sales variances were principally due to volume changes.

Cost of goods sold as a percentage of net sales in 1996 was essentially unchanged at 29.5% versus 29.6% for 1995. Cost of goods sold was affected by the partial year positive impact of GOLD BOND which was offset by increased inventory obsolesence charges.

Advertising and promotion expenses increased $8,270,000, or 22.2%, to $45,512,000 in 1996 from $37,242,000 in 1995 and were 38.3% of net sales compared to 37.0% in 1995. This increase was principally associated with the GOLD BOND and HERPECIN-L brands, which were acquired in 1996, and with the introduction of PHISODERM Antibacterial Hand Cleanser in that year. Increases in 1996 were also recorded for the BULLFROG, FLEXALL 454, ICY HOT, SUN-IN and MUDD product lines.

Selling, general and administrative expenses increased $2,449,000, or 12.8%, to $21,582,000 in 1996 from $19,133,000 in 1995, but decreased as a percentage of net sales to 18.2% for 1996 as compared to 19.0% in 1995. This increase was largely associated with increases in direct selling costs, freight and field sales expenses, as a result of increased sales.

Interest expense increased $2,318,000, or 20.9%, to $13,394,000 in 1996 from $11,076,000 in 1995 largely as a result of increased indebtedness associated with the acquisition of the GOLD BOND and HERPECIN-L product lines in April and
June, 1996, respectively.    Interest expense is expected to increase in 1997
due to the expected level of outstanding debt during that year. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment income increased $893,000 to $1,420,000 in 1996 from $527,000 in 1995. This increase consisted of $113,000 of interest income, resulting from the temporary investment of excess funds; $328,000 of dividends on the cumulative, convertible preferred stock of Elcat, Inc. received as part of the proceeds from the sale of the specialty chemical division in 1995; and a gain of $452,000 on the sale of an investment.

In 1996, a gain of $875,000 from the sale of the two minor product lines, SOLTICE and BLIS-TO-SOL, was realized.

Provisions for income taxes were 32.3% of before tax income in 1996 as compared to 35.6% in 1995. See Note 8 of Notes to Consolidated Financial Statements.

Income from continuing operations increased $1,479,000, or 63.6%, to $3,804,000 in 1996 from $2,325,000 in 1995. This increase resulted primarily from increased sales in 1996 which more than offset increased interest expense.

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

For domestic consumer products, net sales increases in 1995 over 1994 were realized for the BULLFROG, ICY HOT, SUN-IN and MUDD brands, while decreases were recorded for the major product lines of FLEXALL 454, PREMSYN PMS, ULTRASWIM, PAMPRIN and NORWICH Aspirin. Sales of BENZODENT and PHISODERM, products acquired in May and June 1994, respectively, increased a combined $7,159,000 over their respective 1994 short periods. All sales variances were largely the result of changes in volume.

The increase in sales of the BULLFROG and SUN-IN brands was led by new products, good summer weather, increased advertising and promotion expenditures and, in the case of BULLFROG, the addition of a previously lost major customer. The MUDD brand introduced new packaging and two new products in 1995, and both MUDD and the ICY HOT brand received increased marketing support.

The decline in sales of FLEXALL 454 reflects increased competition in the topical analgesic product category and decreased advertising and promotion expenditures. Sales declines for the other products listed above are primarily the result of the maturation of these brands along with reduced marketing support in most cases.

International consumer products sales for fiscal year 1995 increased $756,000, or 24.0%, for the Canadian operation and $631,000, or 8.5%, for the United Kingdom business. The addition of PHISODERM to the product line in Canada accounted for practically all of the net increase in sales in that country, although increases were realized for the PAMPRIN, MUDD and SUN-IN brands. Decreases in sales of CORNSILK and FLEXALL 454 were recorded also. Sales increases for the SUN-IN and CORNSILK brands were recognized in 1995 for the United Kingdom business, while sales declines were registered for the BRONZ SILK, MUDD and ULTRASWIM product lines. U.S. export sales increased $234,000, or 21.0%, in fiscal 1995. All sales variances were principally due to volume changes.

Cost of goods sold as a percentage of net sales decreased to 29.6% in 1995 from 30.2% in the 1994 fiscal year. This improvement in 1995 was essentially the result of a shift in the mix of sales of domestic consumer products to higher gross margin brands, a full year of in-house production for PHISODERM and reduced inventory obsolescence charges.

Advertising and promotion expenses increased by $3,906,000, or 11.7%, in 1995 and were 37.0% of net sales compared to 35.3% in the 1994 fiscal year. This increase was principally due to full year advertising and promotion support for the BENZODENT and PHISODERM product lines.

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

In 1995, a gain of $729,000 on the sale of an interest rate cap was recognized but deferred. This amount is to be amortized over the remaining life of the original cap agreement. The portion allocated to fiscal 1995 was $454,000, which was credited to interest expense.

The increase of $341,000 in investment income in 1995 primarily reflects the pro-rata accrual of the previously discussed dividend to be received on the cumulative, convertible preferred stock of Elcat, Inc.

During 1994, the Company realized a loss of $512,000 from the sale of the distribution rights to ALGEMARIN in Canada.

Other income and expense for 1995 includes a loss of $380,000 related to the disposition of certain assets. During 1994, the Company realized a gain of $484,000 on the sale of an interest rate swap.

Income taxes decreased to 35.6% of income from continuing operations before income taxes from 35.9% in 1994. See Note 8 of Notes to Consolidated Financial Statements.

Income from continuing operations increased by $215,000, or 10.2%, in the 1995 fiscal year. The increase mainly resulted from increased sales and lower selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES


The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, aquisitions, working capital, capital expenditures and long-term debt servicing.

Cash provided by operating activities was $2,858,000 and $830,000 for 1996 and 1995, respectively. The increase in cash flows from operations from 1995 to 1996 was primarily the result of changes in accounts receivable, refundable and deferred income taxes, accounts payable and accrued liabilities. These changes were due primarily to the acquisitions of GOLD BOND and HERPECIN-L.

Investing activities used cash of $47,708,000 in 1996 and provided cash of $16,762,000 in 1995. The usage of cash in 1996 reflects the expenditures required for the purchases of the GOLD BOND and HERPECIN-L product lines in that year, while the 1995 amount includes the proceeds from the sale of the Company's specialty chemicals division. In 1996, capital expenditures totaled $1,785,000 compared to $2,836,000 in 1995. Expenditures of this nature are expected to be approximately $2,000,000 in fiscal 1997.

Financing activities provided cash of $57,125,000 in 1996. The Company financed the acquisition of GOLD BOND and HERPECIN-L and repaid all outstanding bank indebtedness with the proceeds of a new $66,500,000 bank credit agreement and the issuance of 1,100,000 new shares of the Company's common stock to a group of investors, including certain officers, directors and affiliates. The Company also borrowed $1,441,000 against the cash surrender value of certain insurance policies.

The following table presents certain working capital data at November 30, 1996 and 1995 or for the respective years then ended:


          ITEM                                         1996           1995
----------------------------------------------      -----------    -----------
Working capital (current assets less
     current liabilities).....................      $19,793,000    $10,254,000
Current ratio (current assets divided
     by current liabilities)..................             1.75           1.49
Quick ratio (cash and cash equivalents,
     short-term investments and receivables
     divided by current liabilities)..........             1.12            .96
Average accounts receivable turnover                       6.51           5.86
Average inventory turnover....................             3.70           3.99
Working capital as a percentage of
     total assets.............................            13.01%         12.29%



The increase in the current and quick ratios at November 30, 1996 as compared to November 30, 1995 was primarily due to increases in cash, accounts receivable, inventories and refundable and deferred income taxes offset in part by increases in all components of current liabilities.

Total debt outstanding was $131,344,000 at November 30, 1996 compared to $79,689,000 at November 30, 1995. The net increase of $51,655,000 in 1996 was primarily the result of increased borrowings required by the GOLD BOND and HERPECIN-L product acquisitions. The availability of credit is determined based on the Company's cash, accounts receivable and inventories. The Company had $13,636,000 invested in highly liquid short-term investments as of November 30, 1996 and has no further availability under its credit facility.

Management of the Company believes that cash flows generated by operations, along with funds available from its short-term, highly liquid investments, will be sufficient to fund the Company's current commitments and proposed operations.

FOREIGN OPERATIONS


The Company's primary foreign operations are conducted through its Canadian and U.K. subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1996 and 1995, these subsidiaries accounted for 12.0% and 12.0% of total revenues, respectively, and 6.0% and 10.0% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in the U.K. and Canada or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. A loss of $28,000 and a gain of $129,000 for the years ended November 30, 1996 and 1995, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to the Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations, the Chairman's Letter and other sections of this Annual Report contain forward looking statements that are based upon management's current beliefs and assumptions about expectations, estimates, strategies and projections for the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. The Company undertakes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise.

The risks, uncertainties and assumptions regarding forward looking statements include, but are not limited to, product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; constraints resulting from the financial condition of the Company, including the degree to which the Company is leveraged, debt service requirements and restrictions under bank loan agreements and the indenture; and other risks described in the Company's Securities and Exchange Commission filings.

+


                               SELECTED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                Year Ended November 30,          -
                                                       -----------------------------------------------------------------------
                                                          1996           1995            1994          1993            1992
                                                       -----------    -----------    -----------    -----------    -----------
INCOME STATEMENT DATA
  NET SALES.......................................    $  118,903     $  100,598     $   94,370     $   89,861     $   90,221
  OPERATING COSTS AND
     EXPENSES.....................................       102,214         86,130         81,830         88,111         82,045
                                                       -----------    -----------    -----------    -----------    -----------
  INCOME FROM OPERATIONS..........................        16,689         14,468         12,540          1,750          8,176
  OTHER EXPENSE, NET..............................       (11,069)       (10,858)        (9,248)        (3,489)        (1,328)
                                                       -----------    -----------    -----------    -----------    -----------
  INCOME (LOSS) FROM
     CONTINUING OPERATIONS
     BEFORE INCOME TAXES..........................         5,620          3,610          3,292         (1,739)         6,848
  PROVISION FOR (BENEFIT
     FROM) INCOME TAXES...........................         1,816          1,285          1,182           (639)         2,329
                                                       -----------    -----------    -----------    -----------    -----------
  INCOME (LOSS) FROM
     CONTINUING OPERATIONS........................    $    3,804     $    2,325     $    2,110     $   (1,100)    $    4,519
                                                       -----------    -----------    -----------    -----------    -----------
                                                       -----------    -----------    -----------    -----------    -----------
PER COMMON SHARE DATA
  INCOME (LOSS) FROM
     CONTINUING OPERATIONS........................    $      .47     $      .32     $      .29     $     (.17)    $      .90
DIVIDENDS.........................................    $       --     $       --     $       --     $    20.20     $      .30

BALANCE SHEET DATA
   (At End of Period)
   TOTAL ASSETS...................................    $  152,183     $   83,410     $   85,442     $   69,534     $   97,571

   LONG-TERM DEBT, less current
     maturities...................................    $  127,438     $   78,089     $   94,486     $   83,000     $   22,784

MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:


                                                   1996               1995
                                            ---------------      --------------
QUARTER ENDED:                               High      Low        High     Low
                                           ----------------      ---------------
February...............................     5 5/8     4 1/4      6 3/16   4 9/16
May....................................     9 1/4     4 1/8      6 1/4    4 3/4
August.................................    10 1/4     7 3/4      5 3/4    4 3/4
November...............................    11 1/4     8 3/8      5 1/4    4 1/4

Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 21, 1997.

                             CONSOLIDATED BALANCE SHEETS
                              NOVEMBER 30, 1996 AND 1995
                                    (IN THOUSANDS)


  ASSETS                                             1996            1995
                                                     ----            ----

CURRENT ASSETS:
  Cash and cash equivalents ..................    $    9,254     $    3,636
  Accounts receivable, less allowance for
   doubtful accounts of $450 in 1996 and
   $286 in 1995 ..............................        20,276         16,248
  Refundable and deferred income taxes .......         5,405          1,400
  Inventories ................................        10,295          8,678
  Prepaid expenses and other current assets ..           912          1,112
                                                  ----------     ----------
    Total current assets .....................        46,142         31,074
                                                  ----------     ----------


PROPERTY, PLANT AND EQUIPMENT, NET ...........         9,774          9,330
                                                  ----------     ----------

OTHER NONCURRENT ASSETS:
  Investment in Elcat, Inc ...................         5,984          5,328
  Patents, trademarks and other purchased
    product rights, net ......................        76,024         31,007
  Debt issuance costs, net ...................         3,819          3,073
  Deferred income taxes ......................             -             98
  Other ......................................        10,440          3,500
                                                  ----------     ----------
    Total other noncurrent assets ............        96,267         43,006
                                                  ----------     ----------

     TOTAL ASSETS ............................    $  152,183     $   83,410
                                                  ----------     ----------
                                                  ----------     ----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                             CONSOLIDATED BALANCE SHEETS
                              NOVEMBER 30, 1996 AND 1995
                                    (IN THOUSANDS)


LIABILITIES AND SHAREHOLDERS' DEFICIT                    1996         1995
                                                        ----         ----

CURRENT LIABILITIES:
  Current maturities of long-term debt.......       $    3,906    $    1,600
  Accounts payable ..........................            6,602         5,462
  Payable to bank ...........................            1,710         1,184
  Accrued liabilities .......................           14,131        12,574
                                                     ----------   -----------
    Total current liabilities ...............           26,349        20,820
                                                     ----------   -----------

LONG-TERM DEBT, less current maturities .....          127,438        78,089
                                                     ----------   -----------

DEFERRED INCOME TAXES........................            2,917            --
                                                     ----------   -----------

OTHER NONCURRENT LIABILITIES ................            2,659         1,922
                                                     ----------   -----------

COMMITMENTS AND CONTINGENCIES  (Notes 5, 9
   and 10)

SHAREHOLDERS' DEFICIT:
  Preferred shares, without par value,
    authorized 1,000, none issued ...........               --             -
  Common shares, without par value,
    authorized 20,000, issued 8,592 in 1996
    and 7,292 in 1995 .......................            1,843         1,519
  Paid-in surplus ...........................           58,561        52,099
  Accumulated deficit .......................          (66,114)      (69,386)
                                                     ----------   -----------
                                                        (5,710)      (15,768)
  Minimum pension liability adjustment.......             (112)            -
  Foreign currency translation adjustments ..           (1,358)       (1,653)
                                                     ----------   -----------
    Total shareholders' deficit .............           (7,180)      (17,421)
                                                     ----------   -----------

      TOTAL LIABILITIES AND SHAREHOLDERS'
         DEFICIT ............................       $  152,183    $   83,410
                                                     ----------   -----------
                                                     ----------   -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                          CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      1996                1995               1994
                                                                                      ----                ----               ----
NET SALES ....................................................................   $   118,903        $   100,598        $    94,370
                                                                                 -----------        -----------        -----------
COSTS AND EXPENSES:
  Cost of sales ..............................................................        35,120             29,755             28,495
  Advertising and promotion ..................................................        45,512             37,242             33,336
  Selling, general and administrative ........................................        21,582             19,133             19,999
                                                                                 -----------        -----------        -----------
    Total costs and expenses .................................................       102,214             86,130             81,830
                                                                                 -----------        -----------        -----------
INCOME FROM OPERATIONS .......................................................        16,689             14,468             12,540
                                                                                 -----------        -----------        -----------
OTHER INCOME (EXPENSE):
  Interest expense ...........................................................       (13,394)           (11,076)            (9,360)
  Investment income ..........................................................         1,420                527                186
  Gain (loss) on product divestitures ........................................           875                  -               (512)
  Other income (expense), net ................................................            30               (309)              (438)
                                                                                 -----------        -----------        -----------
    Total other income (expense) .............................................       (11,069)           (10,858)            (9,248)
                                                                                 -----------        -----------        -----------
INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES.......................................................         5,620              3,610              3,292
PROVISION FOR INCOME TAXES....................................................         1,816              1,285              1,182
                                                                                 -----------        -----------        -----------
INCOME FROM CONTINUING OPERATIONS.............................................         3,804              2,325              2,110
                                                                                 -----------        -----------        -----------
DISCONTINUED OPERATIONS:
   Income from operations, less provision for income taxes
     of $417 and $840 in 1995 and 1994, respectively..........................            --                674              1,500
   Gain on disposal, less provision for income taxes
     of $5,696 ...............................................................            --              9,334                  -
                                                                                 -----------        -----------        -----------
   Income from discontinued operations .......................................            --             10,008              1,500
                                                                                 -----------        -----------        -----------
INCOME BEFORE EXTRAORDINARY LOSS .............................................         3,804             12,333              3,610
EXTRAORDINARY LOSS ON EARLY EXTINGUISH-
   MENT OF DEBT, NET OF INCOME TAXES (Note 5).................................          (532)              (367)            (1,556)
                                                                                 -----------        -----------        -----------
NET INCOME ...................................................................   $     3,272        $    11,966        $     2,054
                                                                                 -----------        -----------        -----------
                                                                                 -----------        -----------        -----------

NET INCOME (LOSS) PER COMMON SHARE:
  Continuing operations ......................................................   $       .47        $       .32        $       .29
  Discontinued operations ....................................................             -               1.37                .21
  Extraordinary loss .........................................................          (.07)              (.05)              (.21)
                                                                                 -----------        -----------        -----------
    Net income per common share ..............................................   $       .40        $      1.64        $       .29
                                                                                 -----------        -----------        -----------
                                                                                 -----------        -----------        -----------

WEIGHTED AVERAGE NUMBER OF COMMON
   AND COMMON EQUIVALENT SHARES
      OUTSTANDING ............................................................         8,153              7,292              7,292
                                                                                 -----------        -----------        -----------
                                                                                 -----------        -----------        -----------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                 FOR THE YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994
                                    (IN THOUSANDS)


                                                                                                           FOREIGN
                                                                                           MINIMUM        CURRENCY
                                               COMMON        PAID-IN       ACCUMULATED      PENSION      TRANSLATION
                                               SHARES        SURPLUS         DEFICIT       LIABILITY      ADJUSTMENTS     TOTAL
                                               ---------   ----------     ------------  ------------     -------------    -------
Balance, November 30, 1993 .............      $ 1,519       $ 50,283       $ (83,406)           --         $ (1,869)$   (33,473)
  Net income ...........................           --             --           2,054            --               --       2,054
  Issuance of warrants .................           --            955              --            --               --         955
  Stock options granted ................           --            559              --            --               --         559
  Foreign currency translation
   adjustment ..........................           --             --              --            --              354         354
                                              -------        -------         -------       -------          -------     -------

Balance, November 30, 1994 .............        1,519         51,797         (81,352)          --            (1,515)    (29,551)
  Net income ...........................           --             --          11,966            --               --      11,966
  Stock options granted ................           --            302              --            --               --         302
  Foreign currency translation
   adjustment ..........................           --             --              --            --             (138)       (138)
                                              -------        -------         -------       -------          -------     -------

Balance, November 30, 1995 .............        1,519         52,099         (69,386)           --           (1,653)    (17,421)
  Net income ...........................           --             --           3,272            --               --       3,272
  Stock options exercised ..............           63            223              --            --               --         286
  Issuance of common shares ............          261          6,239              --            --               --       6,500
  Foreign currency translation
   adjustment ..........................           --             --              --            --              295         295
 Minimum pension liability
   adjustment ..........................           --             --              --          (112)              --        (112)
                                              -------        -------         -------       -------          -------     -------

Balance, November 30, 1996 .............     $  1,843      $  58,561      $  (66,114)      $  (112)       $  (1,358)  $  (7,180)
                                              -------        -------         -------       -------          -------     -------
                                              -------        -------         -------       -------          -------     -------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994
                                    (IN THOUSANDS)


                                                                               1996           1995           1994
                                                                              ---------     --------       --------
OPERATING ACTIVITIES:
   Net income ...................................................             $3,272      $  11,966       $  2,054
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization .............................              4,829          4,072          4,036
      Deferred income tax provision .............................              1,797            645            303
      Gain on sale of specialty chemicals division ..............                 --         (9,334)            --
      Loss (gain) on product divestitures .......................               (875)            --            512
      Gain on sale of investment ................................               (452)            --             --
      Proceeds from sale of investment ..........................                452             --             --
      Gain on termination of interest rate cap ..................               (281)          (454)            --
      Extraordinary loss on extinguishment of debt, net .........                532            367          1,556
      Dividend receivable from Elcat, Inc.........................              (656)          (328)            --
      Other, net .................................................                --          1,073          1,548
      Changes in operating assets and liabilities:
        Accounts receivable .....................................             (3,063)         1,973         (1,704)
        Refundable and deferred income taxes ....................             (2,519)           106            828
        Inventories .............................................                745         (2,488)         3,832
        Prepaid expenses and other current assets ...............               (359)          (166)           133
        Accounts payable and accrued liabilities ................               (564)        (6,602)         3,064
                                                                             ---------      ---------      ---------
      Net cash provided by operating activities .................              2,858            830         16,162
                                                                             ---------      ---------      ---------

INVESTING ACTIVITIES:
   Purchases of property, plant and equipment ...................             (1,785)        (2,836)        (2,764)
   Proceeds from sale of specialty chemicals division, net ......                 --         19,397             --
   Proceeds from  product divestitures ..........................              1,000             --            246
   Proceeds from notes and sales of assets ......................                253            227            303
   Purchases of patents, trademarks and other product rights ....            (43,048)            --        (20,956)
   Increase in other assets......................................             (4,128)           (26)          (582)
                                                                             ---------      ---------      ---------
      Net cash provided by (used in) investing activities .......            (47,708)        16,762        (23,753)
                                                                             ---------      ---------      ---------

FINANCING ACTIVITIES:
   Repayment of long-term debt ..................................            (15,032)       (48,704)      (112,831)
   Proceeds from long-term debt .................................             67,944         31,100         48,706
   Change in payable to bank .................. .................                526           (117)           243
   Proceeds from sale of interest rate cap ......................                 --            984             --
   Proceeds from issuance of senior subordinated notes ..........                 --             --         73,012
   Proceeds from issuance of common stock, net ..................              5,500             --             --
   Proceeds from issuance of stock warrants .....................                 --             --            955
   Exercise of stock options ....................................                286             --             --
   Debt issuance costs ..........................................             (2,099)          (253)        (4,011)
                                                                             ---------      ---------      ---------
      Net cash provided by (used in) financing activities .......             57,125        (16,990)         6,074
                                                                             ---------      ---------      ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS ........................................                129             --             89
                                                                             ---------      ---------      ---------

CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year .............................             12,404            602         (1,428)
   At beginning of year .........................................              3,636          3,034          4,462
                                                                             ---------      ---------      ---------
   At end of year ...............................................          $  16,040     $    3,636      $   3,034
                                                                             ---------      ---------      ---------
                                                                             ---------      ---------      ---------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1)  NATURE OF OPERATIONS
     ---------------------------------------------------------------------------

         Chattem, Inc. and its wholly-owned subsidiaries (the Company) manufacture and market branded consumer products consisting primarily of over-the-counter pharmaceuticals, cosmetics-and-toiletries. The consumer products are sold primarily through independent and chain drug stores, drug wholesalers, mass merchandisers and food stores in the United States and in various markets in approximately 50 countries throughout the world.

         Geographic data for 1996, 1995 and 1994 is included in the schedule of geographical information on page 35, which is an integral part of these financial statements.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ---------------------------------------------------------------------------

         BASIS OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         For purposes of reporting cash flows, the Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents, including cash and cash equivalents available exclusively for the repayment of long-term debt (Note 5).

         INVENTORIES

         Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out
(LIFO) cost or market, while international inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 1996, 1995 and 1994 was $1,352, $1,319 and $1,199, respectively.

         PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

         The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. Total accumulated amortization of these assets at November 30, 1996 and 1995 was $7,899 and $7,291, respectively. Amortization expense for 1996, 1995 and 1994 was $2,086, $1,467 and $1,309, respectively. Royalty expense related to other purchased product rights for 1996, 1995 and 1994 was $1,140, $1,030 and $1,703, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

         DEBT ISSUANCE COSTS

         The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $498, $471 and $439 in 1996, 1995 and 1994, respectively. Accumulated amortization of these costs was $817 and $711 at November 30, 1996 and 1995, respectively.

         PAYABLE TO BANK

         Payable to bank includes checks outstanding in excess of certain cash balances.

         REVENUE RECOGNITION

         Revenue is recognized when the Company's products are shipped to its customers.

         RESEARCH AND DEVELOPMENT

         Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,117, $1,140 and $893 in 1996, 1995 and 1994, respectively.

         ADVERTISING EXPENSES

         The cost of advertising is expensed when the related advertising first takes place. Advertising expense for 1996, 1995 and 1994 was $22,789, $18,015 and $15,199, respectively. At November 30, 1996 and 1995, the Company reported $1,293 and $709, respectively, of advertising paid for in 1996 which will run in 1997 as other noncurrent assets in the accompanying consolidated balance sheets.

         NET INCOME PER COMMON SHARE

         Net income per common share is based on the weighted average number of common shares outstanding after consideration of common share equivalents having a dilutive effect.

         FOREIGN CURRENCY TRANSLATION

         The financial statements of the Company's Canadian and U.K. subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' deficit. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

         INCOME TAXES

         The Company uses the asset and liability approach to accounting for deferred income taxes based on currently enacted tax rates and estimated differences in financial reporting and income tax bases of assets and liabilities.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable, short-term cash investments and the investment in Elcat, Inc. (Note 3). The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 16% of sales in 1996. No other customer exceeded 10% of the Company's sales in 1996, 1995, or 1994. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

         RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the 1996 presentation.

(3)  INVESTMENT IN ELCAT, INC.
     ---------------------------------------------------------------------------

         Investment in Elcat, Inc. (Elcat) consists of 40,000 shares of 13.125% cumulative, convertible preferred stock of Elcat (the Elcat Preferred Shares) which was received as part of the consideration from the sale of the Company's specialty chemicals division in 1995 (Note 14). The Elcat Preferred Shares are nonvoting and are convertible, in whole or in part, at any time on or after April 1, 1998, into a 21% common stock ownership of Elcat. At the option of Elcat, the Elcat Preferred Shares may be redeemed, in whole or in part, on or after April 1, 1998, at par value ($125 per share) plus any accrued and unpaid dividends. If all of the then outstanding Elcat Preferred Shares are not converted or redeemed on or before April 1, 2005, Elcat is obligated to redeem all of the then outstanding Elcat Preferred Shares at par value plus any accrued and unpaid dividends.

         The dividends, which amount to $656 annually, on the Elcat Preferred Shares accumulate quarterly but are non-payable until the shares are called or redeemed. After three years, however, if the shares are still outstanding, a cash dividend of $200 will be received by the Company in fiscal year 1999, increasing ratably to the full $656 in fiscal year 2002.

         This investment is classified as held-to-maturity and is accounted for using the cost method of accounting. As Elcat stock is not publicly traded in the open market and a market price is not readily available, it is not practicable to estimate the fair value of the investment in Elcat at November 30, 1996. In the opinion of management, however, the fair value of this investment is in excess of its carrying value as of November 30, 1996.

(4)  PENSION PLANS
     ---------------------------------------------------------------------------

         The Company has a noncontributory defined benefit pension plan (the
Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 1996 and 1995 were invested primarily in United States government and agency securities, corporate debt securities and equity securities.

         Pension cost for the years ended November 30, 1996, 1995 and 1994 included the following components:

                                                                                          1996          1995          1994
                                                                                          -------      -------        -------
         Service cost (benefits earned during the period) ....................          $  610       $    544      $     581
         Interest cost on projected benefit obligation .......................             775            745            743
         Actual loss (return) on plan assets .................................            (637)          (828)           220
         Net amortization and deferral .......................................             107             98         (1,223)
                                                                                      ----------     ----------     ----------
         Net pension cost ....................................................          $  855       $    559      $     321
                                                                                      ----------     ----------     ----------
                                                                                      ----------     ----------     ----------

         In addition to net pension cost, a net lump-sum settlement loss of $598 was recorded in 1996 related to lump-sum distributions to certain employees. This expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income. In 1995, as a result of the sale of the Company's specialty chemicals division, a charge of $662 was recognized for pension curtailment and settlement expense and is included in the gain on the sale of discontinued operations for 1995
(Note 14).

         The following table sets forth the funded status of the Plan as of November 30, 1996 and 1995:

                                                                                              1996           1995
                                                                                              -------       -------
          Actuarial present value of benefit obligations:
           Vested benefit obligation ..............................................         $  7,152      $   6,560
           Nonvested benefit obligation ...........................................              129            686
                                                                                            ---------     ----------
            Accumulated benefit obligation .........................................        $  7,281      $   7,246
                                                                                            ---------     ----------

          Plan assets at fair market value .......................................          $  5,069      $   6,166
          Projected benefit obligation ...........................................            (9,340)        (9,885)
                                                                                            ---------     ----------

          Plan assets less than projected benefit obligation .....................            (4,271)        (3,719)
          Unrecognized net loss ..................................................             2,898          3,344
          Unrecognized prior service cost ........................................              (147)          (163)
          Unrecognized initial asset .............................................              (511)          (781)
          Minimum pension liability adjustment ...................................              (181)            --
                                                                                            ---------     ----------

          Pension liability recognized in balance sheets at end of year ..........           $(2,212)       $(1,319)
                                                                                            ---------     ----------
                                                                                            ---------     ----------

         The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0% respectively, in 1996, and 7.5% and 6.0%, respectively, in 1995. The expected long-term rate of return on plan assets was 9.0%.

         In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional liability at November 30, 1996 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. At November 30, 1996, the minimum liability exceeded the unrecognized prior service cost resulting in a minimum pension liability, net of taxes, of $112, being recorded as an increase of the Company's shareholders' deficit.

         The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 10% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $120 for 1996, $141 for 1995 and $141 for 1994.

(5)  LONG-TERM DEBT
     ---------------------------------------------------------------------------

         Long-term debt consisted of the following at November 30, 1996 and 1995:

                                                                                        1996           1995
                                                                                        -------       -------
         Revolving line of credit payable to banks at variable
           rates (8.13% weighted average at November 30, 1996) .................     $  24,000       $    -
         Term loans payable to banks at variable rates
           (8.40% weighted average at November 30, 1996) .......................        41,819            -
         Revolving line of credit payable to banks at variable
           rates, repaid in 1996 ...............................................           -            5,500
         Term loan payable to banks at variable rates, repaid
           in 1996 .............................................................           -            8,850
         12.75% Senior Subordinated Notes, due 2004, net of
           unamortized discount of $1,475 for 1996 and
           $1,661 for 1995 .....................................................        65,525         65,339
                                                                                     ---------       --------

         Total long-term debt .................................................        131,344         79,689
         Less:  current maturities ............................................          3,906          1,600
                                                                                     ---------       --------

         Total long-term debt, net of current maturities ......................      $ 127,438       $ 78,089
                                                                                     ---------       --------
                                                                                     ---------       --------

         The Company entered into a new credit agreement with a syndicate of banks (the New Credit Agreement) on April 29, 1996 and as amended on June 6, 1996. The purpose of the New Credit Agreement was to finance the acquisitions of GOLD BOND and HERPECIN-L (Note 12), and to repay all existing bank debt. The New Credit Agreement is divided into a $24,000 revolving line of credit for working capital purposes, a five year $20,000 Term A loan facility, and a seven and one-half year $22,500 Term B loan facility.

The combined Term A and B loans are payable in remaining quarterly installments as follows:

         February 28, 1997 to May 31, 1997.....................         $  681
         August 31, 1997 to May 31, 1998.......................            931
         August 31, 1998 to May 31, 1999.......................          1,056
         August 31, 1999 to May 31, 2001.......................          1,307
         August 31, 2001 to October 29, 2003...................          2,138

         The revolving line of credit is available to the Company up to $24,000 or such lesser amount as is determined to be available under the terms of the New Credit Agreement, and is due and payable on April 29, 2001. The availability of credit under the revolvers is determined based on the Company's cash, accounts receivable and inventories. The amount of cash and cash equivalents on deposit up to the calculated availability is included in other noncurrent assets in the accompanying consolidated balance sheet at November 30, 1996 and is available exclusively for the repayment of long-term bank debt. The amount of cash and cash equivalents on deposit in excess of the calculated availability is included as a current asset in the accompanying consolidated balance sheet at November 30, 1996 and is available for general operating purposes. All of the above cash and cash equivalents are invested in highly liquid short-term investments.

         The Company may elect either a floating rate or Eurodollar interest rate option applicable to the term and revolving line loans under the New Credit Agreement. The floating rate and Eurodollar interest rate options are based on a base rate plus a floating rate margin that fluctuates on the basis of the Company's leverage ratio. The maximum floating rate margin for the Term A and revolving line loans is 2.0% for the floating rate option and 3.0% for the Eurodollar rate option. The maximum floating rate margin for the Term B loan is 2.25% for the floating rate option and 3.25% for the Eurodollar rate option.

         The new credit agreement is secured by substantially all of the Company's cash, accounts receivable, inventory, real property, brand trademarks and associated intellectual property held by the Company. The more restrictive financial covenants require the maintenance of minimum amounts of consolidated tangible net worth, fixed charges coverage, interest coverage and leverage ratios. The provisions of the New Credit Agreement also include restrictions on capital expenditures and the payment of dividends. The New Credit Agreement is guaranteed by one of the Company's subsidiaries, Signal Investment & Management Co.

         In 1994, the Company issued $75,000 of 12.75% Senior Subordinated
Notes due 2004 (the Notes) with five year warrants to purchase 417,182 shares of common stock (the Warrants). The Notes consisted of 75,000 units, each consisting of $1,000 principal amount of the Notes and a warrant to purchase shares of the Company's common stock (Note 9). The price of the Notes was $73,967, or 98.6% of the original principal amount of the Notes, resulting in a discount of $1,033. The value assigned to the Warrants was $955 (Note 9), resulting in a total original issue discount of $1,988. The proceeds of the Notes were used to repay a prior credit agreement.

         The Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes, which were registered under the Securities Act of 1933, may not be redeemed until June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The Notes are guaranteed by Signal Investment & Management Co. a wholly-owned subsidiary of the Company.

         The Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments,
(v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to another person, or (viii) create additional liens.

         During 1996, 1995 and 1994 the Company prepaid previously outstanding long-term debt with funds received from refinancing in 1996 and 1994 and the sale of the specialty chemicals division in 1995. In connection with prepayment of those borrowings, the Company incurred extraordinary losses, net of income taxes, in 1996, 1995 and 1994 of $532, $367 and $1,556, respectively, or $.07,
$.05 and $.21 per share, respectively. The losses primarily related to the write-off of debt issuance and other deferred costs.

         Future maturities of long-term debt are as follows:

         1997 ..............................................       $     3,906
         1998 ..............................................             3,975
         1999 ..............................................             4,725
         2000 ..............................................             5,225
         2001 ..............................................            30,888
         Thereafter ........................................            84,100
                                                                   -------------
                                                                       132,819
         Less:  unamortized discount .......................            (1,475)
                                                                   -------------
                                                                    $  131,344
                                                                   -------------
                                                                   -------------


     Cash interest payments during 1996, 1995 and 1994 were $12,710, $10,811 and $7,114, respectively.

(6)  DERIVATIVE FINANCIAL INSTRUMENTS
     ---------------------------------------------------------------------------

          At November 30, 1996, the Company had two interest rate swap agreements outstanding with financial institutions, each in a notional amount of $15,000. Under each agreement, the Company will receive interest payments on the notional amount at a rate equal to the London Interbank Offered Rate (LIBOR) (5.58% at November 30, 1996) and will pay interest on the same notional amount at a fixed interest rate (6.27% under one agreement and 6.395% under the second agreement).

          The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the agreements.

          During June 1993, the Company entered into separate interest rate swap and cap agreements in notional principal amounts of $30,000 each. In connection with refinancing in 1994 and the issuance of the Notes, the swap was terminated in June 1994, resulting in a gain of approximately $484 which is included in other income in the accompanying consolidated statements of income. On January 12, 1995, the interest rate cap was terminated resulting in a gain of approximately $729 to the Company. The gain was deferred and is being amortized over the remaining life of the original cap agreement as a reduction of interest expense. In 1996, the remaining deferred gain of $281 was recognized.


(7)  FAIR VALUE OF FINANCIAL INSTRUMENTS
     ---------------------------------------------------------------------------

          SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" require the disclosure of the fair value of all financial instruments. Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company's financial instruments approximates fair value.

          At November 30, 1996, the estimated fair values of the revolving line of credit and the term loans payable to banks approximate the carrying amounts of such debt because the interest rates change with market interest rates.

          The estimated fair value of the Notes at November 30, 1996 exceeded their carrying value by a range of $4,915 to $5,570. The fair values were estimated based on quoted market prices for the same or similar issues.

          The fair values of the interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties. At November 30, 1996, the Company estimates it would have paid $482 to terminate the agreements.

(8)  INCOME TAXES
     ---------------------------------------------------------------------------

          The provision for income taxes from continuing operations includes the following components:

                                                  1996        1995        1994
                                               ---------   ---------   ---------
          Current:
           Federal .........................   $   (203)  $    470    $    697
           State ...........................        222        170         182
          Deferred .........................      1,797        645         303
                                               ---------   ---------   ---------
                                               $  1,816   $  1,285    $  1,182
                                               ---------   ---------   ---------
                                               ---------   ---------   ---------

          Deferred income tax assets and liabilities for 1996 and 1995 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1996 and 1995 are as follows:

                                                           1996          1995
                                                           -------      -------
   Deferred tax assets:
     Reserves and accruals .........................     $  1,115    $  1,156
     Accrued promotional expenses ..................          770         545
     Accrued postretirement health care benefits....          535         511
     Repriced stock option expense .................          690         690
     Accruals for discontinued operations...........          237         472
     Operating loss carryforwards ..................          675         675
     Other .........................................          260         381
                                                        ----------   ----------
       Gross deferred tax assets ...................        4,282       4,430
                                                        ----------   ----------

   Deferred tax liabilities:
     Excess tax depreciation and amortization ......        3,317       2,359
     Prepaid advertising ...........................          309         183
     Inventory .....................................          190         190
     Other .........................................          772         207
                                                        ----------   ----------
       Gross deferred tax liabilities...............        4,588       2,939
                                                        ----------   ----------
       Net deferred tax asset (liability)...........      $  (306)  $   1,491
                                                        ----------   ----------
                                                        ----------   ----------


          The Company did not record a valuation allowance against the net deferred income tax asset at November 30, 1995 because it is more likely than not, in management's opinion, that the income tax asset will be realized in future years.

     The difference between the provision for income taxes and the amount computed by multiplying income from continuing operations before income taxes by the U.S. statutory rate is summarized as follows:

                                                   1996        1995       1994
                                                 --------    --------   --------

   Expected tax provision.....................   $ 1,911    $ 1,227    $ 1,119
   Dividend exclusion benefit ................      (140)       (78)         -
   State income taxes, net of federal income
      tax benefit ..............................     147        112        225
   Other, net ................................      (102)        24       (162)
                                                 --------   --------   ---------
                                                 $ 1,816    $ 1,285    $ 1,182
                                                 --------   --------   ---------
                                                 --------   --------   ---------

          Included in "refundable and deferred income taxes" in current assets in the accompanying consolidated balance sheets are income tax refunds receivable of $2,794 and $7 at November 30, 1996 and 1995, respectively.

          Income taxes paid in 1996, 1995 and 1994 were $2,459, $5,026 and $727, respectively. The Company received income tax refunds of $215 and $163 during 1996 and 1995, respectively.


(9)  SHAREHOLDERS' DEFICIT
     ---------------------------------------------------------------------------


          STOCK ISSUANCE

          In April 1996, the Company issued 1,100,000 shares of common stock to a group of investors, including certain officers, directors and affiliates, in order to partially fund the acquisition of GOLD BOND (Note
12). In addition, the Company issued to the seller of GOLD BOND, 155,792 shares of the Company's common stock at $6.42 per share.

          STOCK OPTIONS

          The Company's 1993 Non-Statutory Stock Option Plan (1993 Plan) provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors (1994 Plans) provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. Options are exercisable for a period of up to ten years from the date of grant.

          A summary of stock option activity for the 1993 Plan and the 1994 Plans is as follows:

                                                  SHARES          PRICE RANGE
                                                  ------          -----------

     Outstanding at November 30, 1993            349,000       7.50  -   8.125
       Granted ............................      325,750       6.25  -  10.375
                                               -----------
     Outstanding at November 30, 1994 .....      674,750       6.25  -  10.375
       Cancelled ..........................      (47,500)      6.25  -   8.125
       Granted ............................       18,250       4.75  -   5.250
                                               -----------
     Outstanding at November 30, 1995 .....      645,500       4.75  -  10.375
       Exercised ..........................      (43,650)      4.75  -   8.125
       Granted ............................      318,000      4.625  -   9.500
       Cancelled ..........................     (307,000)      7.50  -  10.375
                                               -----------
     Outstanding at November 30, 1996            612,850      4.625  -   9.500
                                               -----------
                                               -----------

          In January 1996, the Company cancelled 207,000 previously awarded options from the 1993 Plan and the 1994 Plans. These options had original exercise prices ranging from $7.50 to $8.125 and were reissued at an exercise price equal to the market price on the date of reissue ($4.875).

          PREFERRED SHARES

          The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1996 and 1995, no shares of any series of preferred stock were issued and outstanding.

          EMPLOYEE STOCK OWNERSHIP PLAN

          Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1996, no contributions had been made to the plan.

          COMMON STOCK WARRANTS

          As described in Note 5, the Company issued the Warrants at an assigned value of $955. The Warrants are exercisable for five years. In the aggregate, there are 75,000 warrants which, when exercised, would entitle the holders thereof to acquire an aggregate of 417,182 shares of the Company's common stock. The number of shares of common stock and the price per share at which a warrant is exercisable are subject to adjustment upon the occurrence of certain events. A warrant does not entitle the holder to receive any cash dividends paid on common stock or to exercise any other rights as a shareholder of the Company.

          During 1996, as a result of the issuance of 1,100,000 shares of common stock (Note 9), the number of shares of common stock and the price per share at which a warrant is exercisable were adjusted from 5.56242 and $7.15, respectively, to 5.85733 and $6.79, respectively.


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

(11)  SUPPLEMENTAL FINANCIAL INFORMATION
      --------------------------------------------------------------------------

     A - Inventories consisted of the following at November 30, 1996 and 1995:


                                                           1996         1995
                                                         ---------    ---------

   Raw materials ..............................          $  5,365     $  5,396
   Finished goods and work in process .........             7,484        5,694
   Excess of current cost over LIFO value .....            (2,554)      (2,412)
                                                         ---------    ---------
   Total inventories ..........................           $10,295     $  8,678
                                                         ---------    ---------
                                                         ---------    ---------

          International inventories included above, valued on a lower of FIFO cost or market basis at November 30, 1996 and 1995, were $2,039 and $1,720, respectively.

     B - Property, plant and equipment consisted of the following at November 30, 1996 and 1995:

                                                           1996           1995
                                                         ---------    ---------

   Land .................................                $    208     $    150
   Buildings and improvements ...........                   3,014        2,936
   Machinery and equipment ..............                  21,973       19,835
   Construction in progress..............                   1,046        1,540
   Less -- accumulated depreciation .....                 (16,467)     (15,131)
                                                         ---------    ---------
   Property, plant and equipment, net ...                $  9,774     $  9,330
                                                         ---------    ---------
                                                         ---------    ---------

   C - Accrued liabilities consisted of the following at November 30, 1996 and 1995:

                                                           1996           1995
                                                         --------       --------

   Accrued interest expense .................            $  3,996     $  3,942
   Salaries, wages and commissions ..........               1,287        1,317
   Promotion expense ........................               2,827        1,560
   Accrued estimated specialty chemicals
     divestiture costs .......................                  -        1,231
   Accrued pension benefits                                 2,076          742
   Other ....................................               3,945        3,782
                                                         ---------     ---------
   Total accrued liabilities.................             $14,131      $12,574
                                                         ---------     ---------
                                                         ---------     ---------

(12)  ACQUISITION AND SALE OF BRANDS
      --------------------------------------------------------------------------

          On June 17, 1994, the Company acquired a license to the PHISODERM trademark in the United States, Canada and Puerto Rico (the Territory), together with certain other assets from Sterling Winthrop Inc. (Sterling). The purchase price for the license of PHISODERM in the Territory and certain other assets approximated $17,276. The assets acquired consisted primarily of the trademark ($16,826) and inventories. If net sales of PHISODERM products in the United States exceed $11,000 for either of the 12-month periods beginning July 1, 1995 and July 1, 1996 and ending June 30, 1996 and June 30, 1997, then the Company will pay Sterling an additional $1,000 per year. Net sales of PHISODERM products exceeded $11,000 for the 12-month period ended June 30, 1996. As a result, an additional $1,000 was recorded to patents, trademarks and other purchased product rights as of November 30, 1996.

          On April 29, 1996, the Company purchased the worldwide rights for the GOLD BOND line of medicated powders and anti-itch cream for approximately $40,000. The assets acquired consisted of the trademarks ($38,000) and inventory. Additionally, the Company assumed certain liabilities of approximately $500. The Company financed the GOLD BOND acquisition with bank borrowings (Note 5) and issuance of common stock (Note 9).

          On June 6, 1996, the Company purchased the rights for the HERPECIN-L line of medicated lip balm for approximately $5,607 plus a royalty payment equal to the greater of $214 or 5% of net sales. The royalty payment is payable annually for each of the seven twelve-month periods beginning July 1, 1996 and ending June 30, 2003. The assets acquired consisted primarily of the trademark ($5,159), receivables and inventory. Additionally, the Company assumed certain liabilities of approximately $500. The purchase was financed by the Company with additional bank borrowings of $5,000 with the remaining $607 being funded by the Company (Note 5).

          During April 1996, the Company sold the trademarks and inventory of two of its minor consumer products brands, SOLTICE and BLIS-TO-SOL for $1,200 consisting of $1,000 cash received at closing and a $200 promissory note requiring payments of $100 per year for the next two years contingent upon the brands meeting specific future sales levels.

(13)  ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS
      --------------------------------------------------------------------------

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

          Net periodic postretirement health care benefits cost for the years ended November 30, 1996, 1995 and 1994, included the following components:


                                                      1996      1995      1994
                                                     ------     ------   ------

   Service cost (benefits earned during the
     period) .....................................   $  36     $  30    $   35
   Interest cost on accumulated postretirement
     benefits obligation .........................     101       102        94
                                                      -----    ------    ------
   Net periodic postretirement benefits cost ....    $ 137    $  132    $  129
                                                      -----    ------    ------
                                                      -----    ------    ------


          The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's balance sheets at November 30, 1996 and 1995:

                                                               1996       1995
                                                               -------   -------

   Accumulated postretirement benefits obligation:
     Retirees ..........................................     $  912     $  883
     Fully eligible active plan participants ...........        275        292
     Other active participants .........................        260        170
                                                             -------    --------
   Accrued postretirement health care benefits .......       $1,447     $1,345
                                                             -------    --------
                                                             -------    --------

          For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1996 and 1995. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.5% at November 30, 1996 and 1995. The effect of a 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of November 30, 1996 by approximately 4.2%, and the aggregate of the service and interest cost components of the net annual postretirement benefit cost by approximately 3.1% for the year ended November 30, 1996.


(14)  DISCONTINUED OPERATIONS
      --------------------------------------------------------------------------

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

          The results of operations and the gain on disposal of the specialty chemicals division have been separately classified as discontinued operations in the accompanying consolidated statements of income. Net sales of the specialty chemicals division were $6,739 through May 26, 1995 and $13,586 for 1994. Interest expense of $351 and $752 for 1995 and 1994, respectively, was allocated to discontinued operations based upon the ratio of net assets discontinued to the total net assets of the consolidated entity.

                                REPORT OF INDEPENDENT
                                  PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1996 and 1995 and the related consolidated statements of income, shareholders' deficit and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
January 17, 1997

                                QUARTERLY INFORMATION
                (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                  QUARTER ENDED
                                                                        ------------------------------------------------------------
                                                              TOTAL        FEBRUARY 28       MAY 31        AUGUST 31     NOVEMBER 30
                                                              -----        -----------       ------        ---------     -----------
FISCAL 1996:
  Continuing operations:
    Net sales ...................................      $       118,903       18,697           30,430         38,841      30,935
    Gross profit ................................      $        83,783       12,948           21,101         27,453      22,281
    Income (loss) (1) ...........................      $         3,804          (38)           2,010          2,131        (299)
    Income (loss) per share (1) .................      $           .47         (.01)             .26            .24        (.02)
 Total
    Net income (loss) ...........................      $         3,272          (38)           1,478          2,131        (299)
    Net income (loss) per share (2) .............      $           .40         (.01)             .19            .24        (.02)

FISCAL 1995:
  Continuing operations:
    Net sales ...................................      $       100,598       19,372           27,114         28,990      25,122
    Gross profit ................................      $        70,843       13,144           18,557         20,628      18,514
    Income (loss) (1) ...........................      $         2,325         (611)             670          1,673         593
    Income (loss) per share (1) .................      $           .32         (.08)             .09            .23         .08
 Total
    Net income (loss) ...........................      $        11,966         (250)(3)       10,480 (3)      1,673          63 (3)
    Net income (loss) per share (2) .............      $          1.64         (.03)(3)         1.44 (3)        .23         .01 (3)







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

                           GEOGRAPHICAL SEGMENT INFORMATION
                                    (IN THOUSANDS)

                                                                                         YEAR ENDED NOVEMBER 30,
                                                                               -----------------------------------------
                                                                                  1996           1995            1994
                                                                                  ----           ----            ----
  NET SALES:
    Domestic ............................................................     $   104,444    $    87,250    $    82,643
    International .......................................................          14,459         13,348         11,727
                                                                              -----------    -----------    -----------
    Consolidated ........................................................     $   118,903    $   100,598    $    94,370
                                                                              -----------    -----------    -----------
                                                                              -----------    -----------    -----------

  OPERATING INCOME:
    Domestic ............................................................     $    18,929    $    16,719    $    16,981
    International .......................................................           1,613          1,292            120
                                                                              -----------    -----------    -----------
       Total ............................................................          20,542         18,011         17,101
   Other unallocated expenses, net (1) ..................................         (14,922)       (14,401)       (13,809)
                                                                              -----------    -----------    -----------
       Income from continuing operations before income taxes .....            $     5,620    $     3,610    $     3,292
                                                                              -----------    -----------    -----------
                                                                              -----------    -----------    -----------


  IDENTIFIABLE ASSETS:
    Domestic ............................................................     $   135,238    $    69,732    $    72,038
    International .......................................................          10,961          8,350          8,389
                                                                              -----------    -----------    -----------
       Total ............................................................         146,199         78,082         80,427
    Investment in Elcat, Inc. ...........................................           5,984          5,328              -
    Discontinued operations .............................................               -              -          5,015
                                                                              -----------    -----------    -----------
       Consolidated .....................................................     $   152,183    $    83,410    $    85,442
                                                                              -----------    -----------    -----------
                                                                              -----------    -----------    -----------




(1) PRINCIPALLY INTEREST EXPENSE, CORPORATE OVERHEAD NOT ALLOCATED AND NONRECURRING AND UNUSUAL CHARGES.

BOARD OF DIRECTORS                     OFFICERS                                CHATTEM, INC.
                                                                               1715 West 38th Street
ZAN GUERRY                             ZAN GUERRY                              Chattanooga, TN 37409
Chairman and President                 Chairman and President                  Corporate Office
Chattem, Inc.
Chattanooga, TN                        ROBERT E. BOSWORTH                      SUBSIDIARIES AND AFFILIATED COMPANIES
                                       Executive Vice President
SAMUEL E. ALLEN                         and Chief Financial Officer            CHATTEM (U.K.) LIMITED
Chairman                                                                       Guerry House
GLOBALT, Inc.                          HUGH F. SHARBER                         Ringway Centre
Atlanta, GA                            Secretary                               Edison Road
                                                                               Basingstoke, Hampshire RG21 2YH
LOUIS H. BARNETT                       ADDITIONAL                              England
Business Consultant                    FINANCIAL
Fort Worth, TX                         INFORMATION                             CHATTEM (CANADA) INC.
                                       Copies of quarterly press               2220 Argentia Road
ROBERT E. BOSWORTH                     releases and/or quarterly               Mississauga, Ontario L5N 2K7
Executive Vice President               reports on Form 10-Q and
 and Chief Financial Officer           annual report on Form 10-K,             HBA INSURANCE LTD.
Chattem, Inc.                          both forms filed with the               P.O. Box HM 2062
Chattanooga, TN                        Securities and Exchange                 Hamilton 5, Bermuda
                                       Commission, may be obtained
RICHARD E. CHENEY                      without charge by writing to            SIGNAL INVESTMENT &
Former Chairman Emeritus               the Executive Vice President            MANAGEMENT CO.
Hill and Knowlton, Inc.                and Chief Financial Officer,            1100 North Market Street
New York, NY                           Chattem, Inc., or by calling            Suite 1300, Wilmington Trust Center
                                       1-800-366-6077, Ext. 769.               Wilmington, DE 19890
SCOTT L. PROBASCO, JR.
Chairman of the Executive                                                      COMMON STOCK LISTING
 Committee                                                                     Over-the-Counter
SunTrust Bank, Tennessee, N.A.                                                 NASDAQ Symbol:  CHTT
Chattanooga, TN
                                                                               TRANSFER AGENT AND
A. ALEXANDER TAYLOR II                                                         REGISTRAR
Partner                                                                        SunTrust Bank, Atlanta, N.A.
Miller & Martin                                                                P.O. Box 4625
Chattanooga, TN                                                                Atlanta, GA 30302