Form 10-K, Exhibit 13
period 1997-11-30
CHATTEM INC
filed 1998-03-02
CIK 19520

                                                      Exhibit 13
January 26, 1998



1997--A RECORD BREAKING YEAR

Fiscal 1997 was quite simply the best year in Chattem's 119 year history. Sales increased 20% to $143 million and earnings per share from continuing operations jumped 70% to $.80 per share.

At Chattem, we continually talk of the importance of maintaining momentum. This year's 70% increase in EPS, on top of last year's
47% increase, establishes this period as an all time record breaking one. Our goal for 1998 is to keep this momentum going strongly as we head towards $200 million in sales.


1997 HIGHLIGHTS

For the second consecutive year, GOLD BOND was the number one reason for our strong results. GOLD BOND Medicated Powder maintained its dominance of the adult powder market. GOLD BOND Cream continued to grow and gain market share in the anti-itch cream category. Finally, our two new products, GOLD BOND Foot Powder and GOLD BOND Cornstarch Plus Baby Powder, were both successfully introduced.

A second notable highlight was the continued strong growth of ICY
HOT. ICY HOT has been on a growth track ever since its acquisition in 1991, but fiscal 1997 was the best year ever for ICY HOT, with sales increasing over 35%, led by the introduction of ICY HOT Arthritis Therapy Gel.

The SUNSOURCE acquisition including the brands GARLIQUE, REJUVEX, MELATONEX, PROPALMEX and ECHINEX was another driving factor behind 1997 results. The SUNSOURCE acquisition not only brought us five important herbal brands, but more importantly positioned us as a leader in the dramatically growing herbal market.
Through five months, SUNSOURCE performed on plan with very strong results from GARLIQUE offsetting lower results from ECHINEX.


In addition to the above highlights, we had another very good year in terms of controlling expenses leading to improved profitability. Areas of focus were improving profitability on our toiletries brands, controlling people expenses and reducing overall general and administrative expenses. These efforts resulted in a record operating income of almost 17.8% of sales versus 14% last year. Selling, general and administrative expenses declined from 18.2% to 15.6% of sales.

These results were achieved while we continued to invest in advertising and promotion to drive our brands' growth. For the year, advertising and promotion expenses increased 23.4% to 39.2% of sales, versus 38.3% last year.

On the negative side, we had a few brands that didn't meet our expectations. BULLFROG was down about 16%, reflecting a couple of key accounts which did not run expected programs. In 1998, BULLFROG sales should jump dramatically, as we have several major accounts committed to strong programs.

PHISODERM and FLEXALL also failed to meet expectations. We are planning major new creative and media support to rejuvenate these two brands.

1998--THE YEAR OF NEW PRODUCTS

As we look to continue our momentum into 1998, two extremely exciting new products will be major factors. The first which began shipping February 15 is HARMONEX. When we acquired SUNSOURCE last year, a major reason for the acquisition was that it provided a platform to introduce new herbal products, and we believe HARMONEX is potentially one of SUNSOURCE'S biggest opportunities ever.

HARMONEX is a combination of St. John's Wort, proven to help emotional balance, with Siberian Ginseng, an herb providing a boost to our physical well being. This product harkens back to the Roman concept of a sound mind and a sound body.

The market for such a product is huge, as almost half of American adults suffer some combination of mild depression, low spirits, chronic anxiety or severe mood swings. Also, it is a widely held belief that continued anxiety, stress or low spirits can lead to physical health problems.

Dr. Harold Bloomfield is perhaps America's number one expert on anxiety and depression and author of the best seller, HYPERCIUM AND DEPRESSION (Hypercium is the active ingredient in St. John's
Wort) and the upcoming book, HEALING ANXIETY WITH HERBS. His books are full of exciting material for people more interested in the power of herbs to provide emotional and physical well being. Dr. Bloomfield is a proponent of the HARMONEX formula and will work with us as a consultant for the next year.

Given the exciting opportunity for HARMONEX, we will be spending more advertising dollars on this launch than any other in our history. For the six months starting May 1, we will be spending at a reported annual rate of $15- $20 million.

Our other major launch is a GOLD BOND extension in the second half of the year. This new product will extend the strong GOLD BOND franchise into its largest category ever. This line extension is the most researched new product in our history. We will be launching it with annual media spending of approximately $15 million, plus the distribution of 4 million samples.

We have targeted to invest amounts equal to $.20 to $.25 per share to support these two launches for 1998.

CONTINUED BRAND DEVELOPMENT

Over the last several years, we have invested in advertising and promotions to grow our brands. We will continue this in 1998 with several strong and innovative programs, which I will briefly highlight.

ICY HOT will receive another record year of advertising support behind both the growing base franchise, plus new ARTHRITIS THERAPY GEL, which in January, 1998 had its best Nielsen ever. BULLFROG should achieve its highest sales volume in history, due to several major accounts making strong commitments to BULLFROG. BULLFROG will be supported by record media spending on national radio starting with Spring Break.

Several brands will receive new advertising programs for 1998. FLEXALL will receive significant new creative as well as radio support. CORN SILK will have its largest print campaign starting in January. For SUNSOURCE, all the brands will have major advertising support. At this point, GARLIQUE appears to be responding the most dramatically, although REJUVEX and PROPALMEX are doing well.

CONCLUSIONS

Finally, 1998 started with a significant management change at Chattem. Bob Bosworth, Executive Vice-President and Chief
Financial Officer, left us after an outstanding eighteen year record at Chattem. He will remain on our Board.

Fortunately, Alec Taylor, a Board member for four years as well as our legal counsel for eight years, joined us as President and Chief Operating Officer. In addition to the fact that no one worked closer with Bob than Alec, he brings outstanding managerial skills to us.

Someone asked me how I felt about this, and I replied that "It is like having Joe Montana retire but Steve Young sitting on the bench."

Our profit plan for 1998 shows that we should be able to continue our growth with sales forecasted up 20% and earnings per share up
15-20% after investing $.20-$.25 per share in new product launches. I hope I can again next year have another superior story to report to you.

DOMESTIC PRODUCT OVERVIEW
OTC Pharmaceuticals - Topical Analgesics

The Company competes in the topical analgesic category, a $217 million market, with its FLEXALL and ICY HOT brands. BENZODENT competes in the $62 million internal irritation segment of the topical oral analgesic category.

Overall, Chattem's position in the topical analgesic market improved by over one share point during 1997. FLEXALL, an aloe-based topical analgesic clinically proven to provide long lasting relief for arthritis and other muscle and joint pain, became the number two brand in the category. The brand's current product line includes Original Vitamin E Enriched and Maximum Strength FLEXALL, which contain menthol, as well as Ultra Plus which contains three active ingredients: menthol, methyl salicylate and camphor.

With its sixth consecutive year of sales growth in 1997, ICY HOT moved up to the number four position in the category. The brand's double digit growth was the result of new packaging, increased marketing support, new unique television commercials as well as the launch of Arthritis Therapy Gel which contains the active ingredient doctor's recommend most: capsaicin. ICY HOT offers the most complete product form line-up in the category with a cream, a balm and the unique chill stick. Further, consumer research continues to indicate that the brand's distinctive Icy and Hot Therapy for Pain positioning enjoys high awareness and is viewed as the most compelling in the category.

BENZODENT, a topical oral analgesic, is the only brand positioned to be applied directly to dentures to relieve the pain. The product contains the maximum amount of benzocaine allowable in the category and is widely recommended by dentists. Marketing efforts are focused on providing samples to consumers when they are initially fitted for dentures, the point of entry for the category.

OTC Pharmaceuticals -
Medicated Powder and Cream

The Company competes in the medicated powder ($80 million) and cream ($170 million) markets with its GOLD BOND Medicated Powder and GOLD BOND Medicated Cream. GOLD BOND is America's number one medicated powder brand as well as one of the fastest growing brands in the anti-itch cream segment. During 1997, GOLD BOND successfully launched two new products: GOLD BOND Foot Powder and GOLD BOND CORNSTARCH PLUS Medicated Baby Powder. In addition to these two products, the GOLD BOND line includes GOLD BOND Medicated Powder, GOLD BOND Extra Strength Medicated Powder, GOLD BOND Medicated Baby Powder and GOLD BOND Medicated Cream. Looking to 1998, the brand has plans to further expand the franchise with a major line extension. For the year, the brand will benefit from record levels of advertising and promotional support.



OTC Pharmaceuticals - Internal Analgesics

The Company competes in the $60 million menstrual pain relief category with its PAMPRIN and PREMSYN PMS brands. NORWICH aspirin competes in the general analgesics category.

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


NORWICH, a high-quality, reasonably priced aspirin, complements the other OTC pharmaceuticals of the division. The brand is principally focused in sales and marketing support in the northeast, midwest and west coast.

OTC Pharmaceuticals - Lip Care

The Company competes in the $210 million lip care category with the HERPECIN-L brand. 1998 includes two major HERPECIN-L initiatives. In January, a reformulated HERPECIN-L stick was launched. This stick offers a new skin protectant and a significantly higher SPF. Consumer testing indicates a strong preference for the new formulation by both loyal HERPECIN-L consumers as well as general category users. In addition, HERPECIN-L jar began shipping in February. The new jar product promotes cold sore healing, is a moisturizer and protects lips from the harmful rays of the sun with a SPF of 30 in a form that is extremely popular within the lip care category. These two initiatives will receive national television advertising and promotional support.


Toiletries & Cosmetics - Face Makeup

The Company competes in the oil control face makeup segment which is an $83 million niche within the overall cosmetics category with its CORNSILK brand. CORNSILK, the number three brand in the oil control makeup segment, is the original face makeup line specially formulated to absorb excess facial oil. These formula properties guarantee users a long-lasting, shineless makeup finish. The CORNSILK product line includes loose and pressed powders in two finishes and four shade variations; liquid makeup in six shades; a cream concealer and an enriched coverstick concealer. In 1997, CORNSILK introduced a contemporary new blue package which was successfully transitioned at retail. In 1998, to benefit from important new makeup trends, CORNSILK will be adding a six shade line of light liquid makeup under the sub-brand Weightless. Also in 1998, CORNSILK will build on its successful yellow enriched coverstick launch with the addition of a green enriched coverstick. CORNSILK is supported with an extensive print campaign in women's magazines touting the long-lasting and natural looking brand benefits.


Toiletries & Cosmetics - Skincare

Within the skincare category, the Company competes in the $428 million facial cleanser category with its PHISODERM brand and in the $20 million face masque sub-segment with MUDD Spa Treatment masque products.

PHISODERM is a specialty facial cleanser positioned as the daily prescription for healthy skin. The dermatologist developed, pH balanced formulas are available in four different varieties: Normal to Dry, Normal to Oily, Sensitive Skin and for Baby. Every PHISODERM product delivers superior cleansing without the harsh drying effects of soap. In 1997, PHISODERM introduced a bold, green, ethical new label design. This bolstered the therapeutic image of the brand as well as its tie to dermatology. Also in 1997, PHISODERM was prominently featured in an extensive print advertising campaign. In 1998, PHISODERM will claim leading share of voice advertising for facial cleansers on radio. The radio campaign will build on the idea of being the daily prescription for healthy skin with strong consumer testimonials.

PHISODERM is also represented with a two size product offering in the $212 million antibacterial hand cleanser category. This product launched in 1996, extends brand recognition into a complementary category to facial cleansing. PHISODERM Antibacterial Hand Cleanser is primarily sold through a broker sales force established to provide national retail coverage for the food class of trade.

The MUDD brand continues to show strong retail growth stemming from the relaunch of MUDD Original Masque under the Spa Treatment banner and the introduction of Sea Masque and Aloe Masque which are all top 10 selling masque items. These products were joined in 1997 by MUDD 5 Minute Masque which revolutionized the category by providing all of the deep cleansing benefits of a clay-based masque product but in one third of the time.


Toiletries & Cosmetics - Seasonal

The Company competes in three seasonal product categories: SPF 15 + suncare, spray-on hair lightener and chlorine removal haircare and skincare. In the suncare category, the Company competes with products that have a sun protection factor (SPF) of greater than 15, a $270 million category, with its BULLFROG Sunblock line. SUN-IN competes in the $9 million spray-on hair lightener category, while ULTRASWIM Shampoo, Conditioner, Soap and Shower Gel strongly dominate the small chlorine removal category.

Over the past several years BULLFROG Sunblock has been one of the fastest growing brands in the category. BULLFROG Sunblock products are available in ten unique gels and lotions and provide all day protection in or out of the water. BULLFROG is positioned as the Ultimate Waterproof Sunblock and is the essential sun protection product for an outdoor active lifestyle. In 1997, BULLFROG Quick Gel SPF 36 was added to the line providing higher protection in its revolutionary quick-applying formula. BULLFROG awareness was driven in 1997 by strong levels of regional, seasonal television advertising. Dramatic growth is forecast for BULLFROG in 1998. During 1998, two products will be added with the introduction of BULLFROG for Babies and SUPERBLOCK SPF45. In 1998, BULLFROG will have additional advertising support with new Spring Break radio advertising and strong levels of national radio advertising during an expanded Summer schedule.

SUN-IN, which is available in three formulas, (Super, Super with Lemon and for Men), enjoyed a renewed interest by consumers in the spray-on category and a return to brand growth. In 1997, SUN-IN was supported by regional, seasonal television advertising and earlier display distribution which drove consumer awareness during Spring Break. In 1998, SUN-IN will introduce bright, contemporary new packaging and a formula enhancement with the addition of illuminators for healthy shine. A public relations campaign to teen magazines will play a significant role in driving brand awareness for SUN-IN in 1998.

ULTRASWIM has maintained its leadership position as the standard product for chlorine removal. The ULTRASWIM product line includes shampoo, conditioner, soap and shower gel. In 1997, ULTRASWIM utilized targeted print advertising featuring our spokesperson Olympic Swimmer Janet Evans to communicate to target consumers: competitive swimmers, fitness swimmers and recreational swimmers.
In 1998, ULTRASWIM Shampoo and Conditioner will be introduced in an improved bottle with formula enhancements. The shampoo product will be repositioned as ULTRASWIM Shampoo Plus and the conditioner will be repositioned as ULTRASWIM Ultra Repair Conditioner. Targeted advertising for ULTRASWIM with a product focused message will continue in 1998.

Dietary Supplements

The Company competes in the $6.5 billion U.S. vitamin/mineral marketplace with its products REJUVEX, GARLIQUE, PROPALMEX, ECHINEX, HARMONEX, MELATONEX and SUNSOURCE Traditional Homeopathic medicines. These products are distributed primarily through mass trade channels consisting of food, drug and discount stores. In 1997, mass trade vitamin/mineral sales totaled $2.6 billion, up 25% from the previous year, while the category of nutritional supplements generated an unprecedented $918 million in sales, up 48% from the same period. In the past year, sales of herbal products have risen an average of 56% in food, drug and discount stores and have reached $339 million.

REJUVEX, introduced in 1991, is the oldest SUNSOURCE brand and the number one selling product in the women's supplement category. REJUVEX is uniquely positioned to support menopausal comfort and healthy bones for women in the peri- and post-menopausal age group. A winner of the prestigious Rex award in 1995 for best nutritional supplement in the chain drug industry, REJUVEX is a unique natural formula containing a combination of magnesium, vitamins, antioxidants and other important nutrients, which helps meet the changing nutritional needs of women.

The Company competes in the herbal category with its GARLIQUE, PROPALMEX and ECHINEX brands. Introduced in 1993, GARLIQUE now owns a 12% share of the $75 million garlic category, and is presently its number one selling product. Backed by extensive clinical research on the benefits of garlic, GARLIQUE is positioned for its positive benefits in support of cardiovascular health. In recent years scientists have identified allicin as the active ingredient in garlic. GARLIQUE'S unique production process insures the maximum amount of allicin in each tablet, and is further positioned as the world leader in product potency. GARLIQUE is rapidly ascending to the pinnacle of the herbal category, aided by spokesperson Larry King.

PROPALMEX, the top selling brand in the $18 million saw palmetto herbal category, owns a 23% market share, and is positioned to support health and free urinary flow for men over 40. As men age, natural changes in hormone balance result in conditions which tend to precipitate a swelling of the prostate gland. This benign condition plaques most men past middle age. PROPALMEX contains clinically tested, standardized saw palmetto, and is the all-natural, drug-free approach to maintenance of a healthy prostate. PROPALMEX was introduced to the mass trade consumer in 1996.

ECHINEX, the last of three herbal products introduced by SUNSOURCE in 1996, is a standardized herbal complex of echinacea, ginger and Siberian ginseng. This unique and effective combination is positioned to support natural resistance against infection. ECHINEX is a seasonal product that provides added protection during times of high risk for colds and flu. It presently holds a 3.7% of the $43 million echinacea category.

In May 1998, SUNSOURCE will introduce its newest herbal product, HARMONEX. HARMONEX contains a unique combination of St. John's Wort for emotional well-being and Siberian ginseng for physical well-being. HARMONEX enters the fast growing St. John's Wort category, up 1,137% through the first three quarters of 1997, and now selling at an annual rate of $100 million in sales. The HARMONEX new product launch will be the largest ever by SUNSOURCE or Chattem. In addition to unprecedented consumer advertising levels planned for its promotion, HARMONEX will also be supported by a powerful public relations campaign.

The Company competes and is a leader in the $48 million melatonin category with MELATONEX. MELATONEX, the third largest melatonin brand, is positioned to support a natural sleep cycle and owns a 13% share of the category. The product uses a unique time-release delivery system, releasing melatonin as the body does, gradually, while you sleep. MELATONEX contains the finest pure melatonin (not of animal origin) made in accordance with strict quality control requirements. Melatonin sold under the MELATONEX name is tested regularly by independent laboratories to meet SUNSOURCE'S rigorous quality control requirements.

The Company also competes in the homeopathic category with its line of SUNSOURCE traditional homeopathic medicines. Sales of homeopathic products through mass trade channels total $29 million, up 29% from the previous year.

SUNSOURCE owns a 10% share of the category. The line, based on the principles of homeopathy, was introduced by SUNSOURCE in 1994. Homeopathic medicine was developed by Dr. Samuel Hahnemann (1755-1843), who based his medicine on the law of similars which states a substance which caused symptoms of an illness when given in large dose to a healthy person will help to aid the healing when given in a small dose to a sick person. The nine products in the line include six tablet products: Sinus relief, Allergy relief, Cold relief, Flu relief, Arthritis relief, Insomnia relief and three cream products: Sports Injury
Cream, Arthritis Relief Cream, and Psoriasis Eczema Relief Cream. All SUNSOURCE homeopathic medicines are manufactured using state of the art production, insuring optimum quality and effectiveness. SUNSOURCE Traditional Homeopathic Medicines are the top selling homeopathic line of products in food, drug and discount stores.

The Company plans to continue the expansion of the SUNSOURCE line of products, and is presently in the process of evaluating new product opportunities to be introduced in the future.


INTERNATIONAL MARKET OVERVIEW
Canada

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario which markets and distributes Chattem's consumer products throughout Canada.
The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include GOLD BOND, PAMPRIN, FLEX-ALL, CORNSILK, MUDD, SUN-IN, BULLFROG, ULTRASWIM and PHISODERM. In addition, Chattem owns the marketing and distribution rights for SHY, a line of feminine hygiene and douche products; ACNOMEL, a medicated acne mask; as well as AQUA CARE and ROSE MILK.

Europe

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products is performed principally in the U.K. with a limited number of ingredients purchased from Chattem. Chattem (U.K.), the division employs its own sales force while exclusive distributors are used to market and sell its products on the Western European Continent. Due to the difficulty and expense involved in the registration of OTC pharmaceuticals in Europe, the unit markets exclusively the Company's toiletry products. Chattem's products in Europe include SUN-IN, a range of MUDD Face and Body products, ULTRASWIM and CORNSILK. SPRAY BLOND Spray-In Hair Lightener is only marketed on the continent.


U.S. Export

The U.S. Export division services various distributors primarily located in the Caribbean, Mexico and Peru. The Company sells ICY HOT, GOLD BOND, PAMPRIN, MUDD and PHISODERM into these markets with the primary focus being the development of its OTC pharmaceuticals. The Company continues to look for established distributors in Central and South America.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------

GENERAL

On June 26, 1997, the Company purchased certain assets of Sunsource International, Inc. and an affiliated company ("SUNSOURCE") including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price of the trademarks, inventory and receivables was approximately $32,000,000. Additional payments may be earned by SUNSOURCE over a six year period from the date of closing if sales, net of certain assumed liabilities, exceed certain levels as defined in the purchase agreement, but such additional payments are not to exceed $15,750,000 in the aggregate. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement and the issuance of 300,000 shares of Chattem common stock to SUNSOURCE.

The Company expanded its existing credit agreement with a syndicate of banks on June 26, 1997 to finance the SUNSOURCE acquisition and repay all existing bank debt. The credit agreement is divided into a $30,000,000 revolving line of credit for working capital purposes, a 5 year $30,000,000 Term A loan facility and a 6 3/4 year $35,000,000 Term B loan facility.

During June 1997, the Company prepaid previously outstanding long-term bank debt with funds from the new credit agreement. In connection with the prepayment of those borrowings, the Company incurred an extraordinary loss of $1,370,000 (net of income taxes), or $0.15 per share. The loss primarily related to the write-off of debt issuance costs and the termination of two interest rate swap agreements.

Unless otherwise indicated, the following discussion relates only to the continuing operations of the Company, which are the domestic and international consumer products business. The results of operations and the gain on disposal of the specialty chemical division in 1995 have been separately classified as discontinued operations in the accompanying consolidated statements of income.

The Company experienced an increase in net sales, operating income and income from continuing operations for the year ended November 30, 1997. Net sales increased 20.5% to $143,235,000 from $118,903,000 in 1996. Operating income increased 52.8% to $25,503,000 from $16,689,000 in 1996. Income from continuing operations increased 90.7% to $7,255,000 from $3,804,000 in 1996, while net income, which includes extraordinary charges of $1,370,000 and $532,000 in 1997 and 1996, respectively, relating to the early extinguishment of debt in those respective years, increased 79.9% to $5,885,000 from $3,272,000 in fiscal year 1996.

In fiscal year 1997, earnings per share from continuing operations increased $0.33, or 70.2%, to $0.80 while total earnings per share increased $0.25, or 62.5% to $0.65 when compared to the 1996 fiscal year.

The results of operations for fiscal year 1997 reflect a full year of operations of the GOLD BOND and HERPECIN-L product lines, both of which were acquired in mid-1996, and approximately five months' operations of the SUNSOURCE brands, which were purchased in mid-1997.

The Company will continue to seek increases in sales through a combination of acquisitions and internal growth while maintaining high operating income. As previously high growth brands mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions. During the year ended November 30, 1997, new additions to the ICY HOT (Arthritis Therapy Gel), GOLD BOND (Medicated Foot Powder and CORNSTARCH PLUS Medicated Baby Powder), MUDD (5 Minute Mask) and PAMPRIN and PREMSYN PMS (Gel
Caps) product lines as well as a newly repackaged CORNSILK line were introduced.

                             RESULTS OF OPERATIONS

The following table sets forth for continuing operations certain items from the Company's consolidated statements of income, for the periods indicated, expressed as a percentage of net sales:


                                                                    YEAR ENDED NOVEMBER 30,
                                                               -------------------------------
                                                                  1997       1996       1995
                                                               ---------  ---------  ---------
Net Sales..................................................      100.0%     100.0%     100.0%
                                                                 -----      -----      -----
Costs and Expenses:
Cost of sales..............................................       27.4       29.5       29.6
Advertising and promotion..................................       39.2       38.3       37.0
Selling, general and administrative........................       15.6       18.2       19.0
                                                                 -----      -----      -----
Total costs and expenses...................................       82.2       86.0       85.6
                                                                 -----      -----      -----
Income From Operations.....................................       17.8       14.0       14.4
Other Expense, Net.........................................       (9.9)      (9.3)     (10.8)
                                                                 -----      -----      -----
Income Before Income Taxes.................................        7.9        4.7        3.6
Provision For Income Taxes.................................        2.8        1.5        1.3
                                                                 -----      -----      -----
Income From Continuing Operations..........................        5.1%       3.2%       2.3%
                                                                 -----      -----      -----
                                                                 -----      -----      -----




         FISCAL 1997 COMPARED TO FISCAL 1996 FOR CONTINUING OPERATIONS

For the year ended November 30, 1997, net sales increased $24,332,000, or 20.5%, to $143,235,000 from $118,903,000 for the previous fiscal year. This increase consisted of a $23,580,000, or 22.6%, increase in domestic consumer products sales from $104,444,000 in 1996 to $128,024,000 in 1997 and an increase of $752,000, or 5.2%, in international sales to $15,211,000 from $14,459,000.

For domestic consumer products, sales of the GOLD BOND, HERPECIN-L, ICY HOT and the SUNSOURCE products accounted for the majority of the sales increase in 1997. Sales increases were also realized for the SUN-IN and MUDD brands. Sales declines were recognized for FLEXALL, NORWICH Aspirin, CORNSILK, BULLFROG and PHISODERM. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in volume.

The increase in sales of the SUN-IN brand was largely the result of increased marketing support, while the MUDD sales increase was primarily due to the addition of the 5 Minute Mask to the line in 1997 and the continuing effect of new packaging in late 1995. The sales increase of the ICY HOT brand reflects the line extension launched in early 1997 and a 68.0% increase in advertising and promotion expenditures in 1997 over 1996.

Sales declines for the remainder of the domestic products are primarily due to increased competition in their respective product categories, the maturation of these brands and in most cases reduced marketing support. The decline in sales of the BULLFROG brand reflects the loss of a major customer and the cool, wet spring experienced in 1997.

In fiscal 1997, sales for the international consumer products' segment increased $847,000, or 21.0%, for the Canadian operation but declined $252,000, or 2.6%, for the United Kingdom business. The GOLD BOND product line accounted for practically all of the net sales increase in Canada, although increases were also realized for the remainder of the product lines marketed in that country, except for ULTRASWIM and CORNSILK. Sales declines were recognized for all of the product lines marketed by the United Kingdom operation, except for MUDD. These sales decreases were largely due to a change in the United Kingdom from a dealer distribution system to one operated by the Company's U.K. subsidiary in that country. U.S. export sales increased $157,000, or 17.5%, in 1997 over 1996, with essentially all of the increase being associated with the ICY HOT brand. All sales variances were principally due to volume changes.

Cost of goods sold as a percentage of net sales in 1997 decreased to 27.4% from 29.5% in 1996. The decrease was largely the result of a shift in product mix of sales of domestic consumer products to higher margin products and the addition of GOLD BOND and SUNSOURCE.

Advertising and promotion expenses increased $10,664,000, or 23.4%, to $56,176,000 in 1997 from $45,512,000 in 1996 and were 39.2% of net sales compared to 38.3% in 1996. This increase was principally associated with the GOLD BOND and HERPECIN-L brands, which were acquired in 1996; the SUNSOURCE product line, acquired in mid-1997; and ICY HOT. Increases in 1997 were also recorded for the PAMPRIN, PREMSYN PMS, ULTRASWIM and SUN-IN brands.

Selling, general and administrative expenses increased $721,000, or 3.3%, to $22,303,000 in 1997 from $21,582,000 in 1996, but decreased as a percentage of net sales to 15.6% in 1997 as compared to 18.2% in 1996. This increase was largely associated with increases in direct selling costs, freight and field sales expenses, resulting from increased sales, offset in part by reductions in financial and legal services expenses.

Interest expense increased $2,540,000, or 19.0%, to $15,934,000 in 1997 from $13,394,000 in 1996 primarily as a result of increased indebtedness associated with the GOLD BOND and HERPECIN-L product acquisitions in 1996 and the SUNSOURCE brands purchase in mid-1997. Interest expense is expected to increase in 1998 due to the full year impact of the higher debt levels associated with product acquisitions. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment and other income increased $229,000, or 15.8%, to $1,679,000 in 1997 from $1,450,000 in 1996.

Provisions for income taxes were 35.5% of before tax income in 1997 as compared to 32.3% in 1996. See Note 8 of Notes to Consolidated Financial Statements.

Income from continuing operations increased $3,451,000, or 90.7%, to $7,255,000 in 1997 from $3,804,000 in 1996. This increase resulted primarily from increased sales and a more favorable product sales mix with regard to gross margins in 1997.

         FISCAL 1996 COMPARED TO FISCAL 1995 FOR CONTINUING OPERATIONS

Net sales for the year ended November 30, 1996 increased $18,305,000, or 18.2%, to $118,903,000 from $100,598,000 for the previous fiscal year. The increase consisted of a $17,194,000, or 19.7%, increase in domestic consumer products sales from $87,250,000 in 1995 to $104,444,000 in 1996 and an increase of $1,111,000, or 8.3%, in international sales to $14,459,000 from $13,348,000.

For domestic consumer products, net sales of the GOLD BOND and HERPECIN-L product lines, both of which were acquired in 1996, and PHISODERM Antibacterial Hand Cleanser accounted for essentially all of the sales increase in 1996, although sales increases were also realized for the BULLFROG, ICY HOT and MUDD product lines. Sales declines were recognized for CORNSILK, NORWICH Aspirin and PHISODERM facial. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in sales volume.

The increase in sales of the BULLFROG and MUDD brands in 1996 was largely the result of new product introductions and/or new packaging in late 1995 and increased marketing support. Sales growth for the ICY HOT product line was primarily due to increased advertising and promotional expenditures.

Sales declines for the remainder of the domestic products are essentially the result of increased competition in their respective product categories, the maturation of these brands and in most cases reduced marketing support.

In fiscal 1996, sales for the international consumer products' segment increased $121,000, or 3.1%, for the Canadian operation and $1,446,000, or 17.9%, for the United Kingdom business. The addition of the GOLD BOND product line in Canada accounted for more than the total of the net sales increase in that country, although increases were also realized for the SUN-IN, ULTRASWIM and MUDD product lines. Declines in sales of the other brands in Canada largely offset the increases enumerated above. Sales increases for all of the product lines sold by the United Kingdom operation were realized with the exception of the CORNSILK brand. U.S. export sales decreased $456,000, or 33.8%, in 1996 largely resulting from unfavorable general economic conditions in Peru and Mexico. All sales variances were principally due to volume changes.

Cost of goods sold as a percentage of net sales in 1996 was essentially unchanged at 29.5% versus 29.6% for 1995. Cost of goods sold was affected by the partial year positive impact of GOLD BOND which was offset by increased inventory obsolesence charges.

Advertising and promotion expenses increased $8,270,000, or 22.2%, to $45,512,000 in 1996 from $37,242,000 in 1995 and were 38.3% of net sales compared to 37.0% in 1995. This increase was principally associated with the GOLD BOND and HERPECIN-L brands, which were acquired in 1996, and with the introduction of PHISODERM Antibacterial Hand Cleanser in that year. Increases in 1996 were also recorded for the BULLFROG, FLEXALL, ICY HOT, SUN-IN and MUDD product lines.

Selling, general and administrative expenses increased $2,449,000, or 12.8%, to $21,582,000 in 1996 from $19,133,000 in 1995, but decreased as a percentage of net sales to 18.2% for 1996 as compared to 19.0% in 1995. This increase was largely associated with increases in direct selling costs, freight and field sales expenses, resulting from increased sales.

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

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, acquisitions, working capital, capital expenditures and long-term debt servicing.

Cash provided by operating activities was $10,116,000 and $2,858,000 for 1997 and 1996, respectively. The increase in cash flows from operations from 1996 to 1997 was primarily the result of increased net income, depreciation and amortization and changes in accounts receivable, refundable and deferred income taxes and inventories. These changes were impacted by the acquisition of the SUNSOURCE product line in 1997.

Investing activities used cash of $32,722,000 and $47,708,000 in 1997 and 1996, respectively. The usage of cash in 1997 reflects the expenditures required for the purchase of the SUNSOURCE brands, while the 1996 amount represents the cost of the GOLD BOND and HERPECIN-L product lines acquired in that year. In 1997, capital expenditures totaled $2,758,000 compared to $1,785,000 in 1996. Expenditures of this nature are expected to be approximately $3,000,000 in fiscal 1998.

Financing activities provided cash of $11,434,000 in 1997 and $57,125,000 in 1996. The Company financed the acquisition of the SUNSOURCE brands and repaid all outstanding bank indebtedness with the proceeds of a new $95,000,000 bank credit agreement and the issuance of 300,000 new shares of the Company's common stock at a value of $13.50 a share to the sellers of SUNSOURCE. In the 1996 period, the Company financed the acquisition of GOLD BOND and repaid all outstanding bank indebtedness.

The following table presents certain working capital data at November 30, 1997 and 1996 or for the respective years then ended:

                                    ITEM                                                 1997           1996
-----------------------------------------------------------------------------------  -------------  -------------
Working capital (current assets less current liabilities)..........................  $  15,520,000  $  19,793,000
Current ratio (current assets divided by current liabilities)......................           1.45           1.75
Quick ratio (cash and cash equivalents, and receivables divided by current
  liabilities).....................................................................            .96           1.12
Average accounts receivable turnover...............................................           5.92           6.51
Average inventory turnover.........................................................           3.17           3.70
Working capital as a percentage of total assets....................................           8.68%         13.01%

The decrease in the current and quick ratios at November 30, 1997 as compared to November 30, 1996 was primarily due to decreases in cash and refundable and deferred income taxes as well as increases in all components of current liabilities, particularly the current maturities of long-term debt.

Total debt outstanding was $142,394,000 at November 30, 1997 compared to $131,344,000 at November 30, 1996. The net increase of $11,050,000 in 1997 reflects the acquisition of the SUNSOURCE product line in June, 1997 and repayments by the Company during the year. The availability of credit under the working capital line of credit is determined based on the Company's accounts receivable and inventories. The Company had $13,000,000 outstanding on its $30,000,000 working capital line of credit as of November 30, 1997. The Company had $4,349,000 invested in highly liquid short-term investments as of November 30, 1997.

Management of the Company believes that cash generated by operations, along with funds available from its short-term, highly liquid investments and available funds under its credit facility, will be sufficient to fund the Company's current commitments and proposed operations.

YEAR 2000
---------

The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the year 2000 date are a known risk. The Company has developed a plan to ensure its systems are compliant with the requirements to process transactions in the year 2000. The majority of the Company's internal information systems will be replaced with fully compliant new systems. The total cost of the software and implementation is estimated to be $1,500,000 to $2,000,000 which will be capitalized as incurred. The majority of actual cash payments will be made in 1998 with the remainder to be paid in early 1999. This new system implementation is expected to be completed during 1999.

The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

FOREIGN OPERATIONS
------------------

The Company's primary foreign operations are conducted through its Canadian and U.K. subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1997 and 1996, these subsidiaries accounted for 9.9% and 11.4% of total revenues, respectively, and 4.5% and 5.8% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in the Canada and U.K. or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Losses of $68,000 and $28,000 for the years ended November 30, 1997 and 1996, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to the Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS
--------------------------

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

                            SELECTED FINANCIAL DATA
                   (In thousands, except per share amounts)

                                                                          YEAR ENDED NOVEMBER 30,
                                                         --------------------------------------------------------
                                                            1997        1996        1995       1994       1993
                                                         ----------  ----------  ----------  ---------  ---------
INCOME STATEMENT DATA
 NET SALES.............................................  $  143,235  $  118,903  $  100,598  $  94,370  $  89,861
 OPERATING COSTS AND
 EXPENSES..............................................     117,732     102,214      86,130     81,830     88,111
                                                         ----------  ----------  ----------  ---------  ---------
 INCOME FROM OPERATIONS................................      25,503      16,689      14,468     12,540      1,750

 OTHER EXPENSE, NET....................................     (14,255)    (11,069)    (10,858)    (9,248)    (3,489)
                                                         ----------  ----------  ----------  ---------  ---------
 INCOME (LOSS) FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAXES..................................      11,248       5,620       3,610      3,292     (1,739)

 PROVISION FOR (BENEFIT FROM)
  INCOME TAXES.........................................       3,993       1,816       1,285      1,182       (639)
                                                         ----------  ----------  ----------  ---------  ---------
 INCOME (LOSS) FROM
  CONTINUING OPERATIONS................................  $    7,255  $    3,804  $    2,325  $   2,110  $  (1,100)

 PER COMMON SHARE DATA
  INCOME (LOSS) FROM
  CONTINUING OPERATIONS................................  $      .80  $      .47  $      .32  $     .29  $    (.17)

 DIVIDENDS.............................................  $       --  $       --  $       --  $      --  $   20.20
BALANCE SHEET DATA
 (At End of Period)
 TOTAL ASSETS..........................................  $  178,744  $  152,183  $   83,410  $  85,442  $  69,534
 LONG-TERM DEBT, less
  current maturities...................................  $  133,475  $  127,438  $   78,089  $  94,486  $  83,000

MARKET PRICES

    The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:

                                                                                        1997                  1996
                                                                                --------------------  --------------------
QUARTER ENDED:                                                                    HIGH        LOW       HIGH        LOW
                                                                                ---------  ---------  ---------  ---------
February......................................................................     10          8 1/8      5 5/8      4 1/4
May...........................................................................     10 7/8      8          9 1/4      4 1/8
August........................................................................     18 3/4     10 1/4     10 1/4      7 3/4
November......................................................................     20 5/8     14 3/8     11 1/4      8 3/8

    Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 20, 1998.

                         Consolidated Balance Sheets
                          November 30, 1997 and 1996
                                 (In thousands)


ASSETS                                                    1997            1996
                                                       ----------      ----------
CURRENT ASSETS:
  Cash and cash equivalents........................    $    4,858      $   9,254
  Accounts receivable, less allowance for
  doubtful accounts of $500 in 1997 and $450
   in 1996.........................................        28,078         20,276
  Refundable and deferred income taxes.............         1,876          5,405
  Inventories......................................        14,493         10,295
  Prepaid expenses and other current
   assets..........................................           667            912
                                                       ----------      ---------
    Total current assets...........................        49,972         46,142
                                                       ----------      ---------
PROPERTY, PLANT AND EQUIPMENT, NET.................        10,988          9,774
                                                       ----------      ---------
OTHER NONCURRENT ASSETS:
  Investment in Elcat, Inc.........................         6,640          5,984
  Patents, trademarks and other purchased
   product rights, net.............................       104,972         76,024
  Debt issuance costs, net.........................         3,118          3,819
  Other............................................         3,054         10,440
                                                       ----------      ---------
    Total other noncurrent assets..................       117,784         96,267
                                                       ----------      ---------
      TOTAL ASSETS.................................      $178,744       $152,183
                                                       ----------      ---------
                                                       ----------      ---------

    The accompanying notes are an integral part of these consolidated financial statements.

                           Consolidated Balance Sheets
                            November 30, 1997 and 1996
                                 (In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                                 1997        1996
                                                                            ----------  ----------
CURRENT LIABILITIES:
  Current maturities of long-term debt....................................  $    8,919  $    3,906
  Accounts payable........................................................       9,319       6,602
  Payable to bank.........................................................       2,618       1,710
  Accrued liabilities.....................................................      13,596      14,131
                                                                            ----------  ----------
    Total current liabilities.............................................      34,452      26,349
                                                                            ----------  ----------
LONG-TERM DEBT, less current maturities...................................     133,475     127,438
                                                                            ----------  ----------
DEFERRED INCOME TAXES.....................................................       3,290       2,917
                                                                            ----------  ----------
OTHER NONCURRENT LIABILITIES..............................................       3,157       2,659
                                                                            ----------  ----------
COMMITMENTS AND CONTINGENCIES (Notes 5, 10 and 12)

SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred shares, without par value,
   authorized 1,000, none issued..........................................          --          --
  Common shares, without par value, authorized 20,000,
   issued 9,082 in 1997 and 8,592 in 1996.................................       1,945       1,843
  Paid-in surplus.........................................................      63,975      58,561
  Accumulated deficit.....................................................     (60,229)    (66,114)
                                                                            ----------  ----------
                                                                                 5,691      (5,710)
  Minimum pension liability adjustment....................................          --        (112)
  Foreign currency translation adjustment.................................      (1,321)     (1,358)
                                                                            ----------  ----------
    Total shareholders' equity (deficit)..................................       4,370      (7,180)
                                                                            ----------  ----------
     TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY (DEFICIT)....................................................  $  178,744  $  152,183
                                                                            ----------  ----------

    The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Income
              For the Years Ended November 30, 1997, 1996 and 1995
                     (In thousands, except per share amounts)

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
NET SALES....................................................................  $  143,235  $  118,903  $  100,598
                                                                               ----------  ----------  ----------
COSTS AND EXPENSES:
  Cost of sales..............................................................      39,253      35,120      29,755
  Advertising and promotion..................................................      56,176      45,512      37,242
  Selling, general and administrative........................................      22,303      21,582      19,133
                                                                               ----------  ----------  ----------
    Total costs and expenses.................................................     117,732     102,214      86,130
                                                                               ----------  ----------  ----------
INCOME FROM OPERATIONS.......................................................      25,503      16,689      14,468
                                                                               ----------  ----------  ----------
OTHER INCOME (EXPENSE):
  Interest expense...........................................................     (15,934)    (13,394)    (11,076)
  Investment and other income, net...........................................       1,679       1,450         218
  Gain on product divestitures...............................................          --         875          --
                                                                               ----------  ----------  ----------
    Total other income (expense).............................................     (14,255)    (11,069)    (10,858)
                                                                               ----------  ----------  ----------

INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES.........................................................      11,248       5,620       3,610

PROVISION FOR INCOME TAXES...................................................       3,993       1,816       1,285
                                                                               ----------  ----------  ----------
INCOME FROM CONTINUING OPERATIONS............................................       7,255       3,804       2,325
                                                                               ----------  ----------  ----------

DISCONTINUED OPERATIONS:
  Income from operations, less provision for
   income taxes of $417......................................................          --          --         674
  Gain on disposal, less provision for
   income taxes of $5,696....................................................          --          --       9,334
                                                                               ----------  ----------  ----------
  Income from discontinued operations........................................          --          --      10,008
                                                                               ----------  ----------  ----------
INCOME BEFORE EXTRAORDINARY LOSS.............................................       7,255       3,804      12,333
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT
  OF DEBT, NET OF INCOME TAXES (Note 5)......................................      (1,370)       (532)       (367)
                                                                               ----------  ----------  ----------
NET INCOME...................................................................  $    5,885  $    3,272  $   11,966
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
NET INCOME (LOSS) PER COMMON SHARE:
  Continuing operations......................................................  $      .80  $      .47  $      .32
  Discontinued operations....................................................          --          --        1.37
  Extraordinary loss.........................................................        (.15)       (.07)       (.05)
                                                                               ----------  ----------  ----------
    Net income per common share..............................................  $      .65  $      .40  $     1.64
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
WEIGHTED AVERAGE NUMBER OF COMMON
 AND COMMON EQUIVALENT SHARES
 OUTSTANDING.................................................................       9,124       8,153       7,292
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------


    The accompanying notes are an integral part of these consolidated financial statements.

            Consolidated Statements of Shareholders' Equity (Deficit)
              For the Years Ended November 30, 1997, 1996 and 1995
                                 (In thousands)

                                                                                            MINIMUM       FOREIGN
                                                                                            PENSION      CURRENCY
                                                     COMMON      PAID-IN   ACCUMULATED     LIABILITY    TRANSLATION
                                                     SHARES      SURPLUS     DEFICIT      ADJUSTMENT    ADJUSTMENT     TOTAL
                                                   -----------  ---------  ------------  -------------  -----------  ----------
Balance, November 30, 1994.......................   $   1,519   $  51,797   $  (81,352)           --     $  (1,515)  $  (29,551)
 Net income......................................          --          --       11,966            --            --       11,966
 Stock options granted...........................          --         302           --            --            --          302
 Foreign currency translation adjustment.........          --          --           --            --          (138)        (138)
                                                   -----------  ---------  ------------          ---    -----------  ----------
Balance, November 30, 1995.......................       1,519      52,099      (69,386)           --        (1,653)     (17,421)
 Net income......................................          --          --        3,272            --            --        3,272
 Stock options exercised.........................          63         223           --            --            --          286
 Issuance of common shares.......................         261       6,239           --            --            --        6,500
 Foreign currency translation adjustment.........          --          --           --            --           295          295
 Minimum pension liability adjustment............          --          --           --          (112)           --         (112)
                                                   -----------  ---------  ------------          ---    -----------  ----------
Balance, November 30, 1996.......................       1,843      58,561      (66,114)         (112)       (1,358)      (7,180)
 Net income......................................          --          --        5,885            --            --        5,885
 Stock options exercised.........................          25         962           --            --            --          987
 Stock warrants exercised........................          15         464           --            --            --          479
 Issuance of common shares.......................          62       3,988           --            --            --        4,050
 Foreign currency translation adjustment.........          --          --           --            --            37           37
 Minimum pension liability adjustment............          --          --           --           112            --          112
                                                   -----------  ---------  ------------          ---    -----------  ----------
Balance, November 30, 1997.......................   $   1,945   $  63,975   $  (60,229)    $      --     $  (1,321)  $    4,370
                                                   -----------  ---------  ------------          ---    -----------  ----------
                                                   -----------  ---------  ------------          ---    -----------  ----------

    The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
               For the Years Ended November 30, 1997, 1996 and 1995
                                 (In thousands)

                                                                                      1997       1996       1995
                                                                                    ---------  ---------  ---------
OPERATING ACTIVITIES:
 Net income.......................................................................  $   5,885  $   3,272  $  11,966
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...................................................      6,381      4,829      4,072
  Deferred income tax provision...................................................      1,120      1,797        645
  Gain on sale of specialty chemicals division....................................         --         --     (9,334)
  Gain on product divestitures....................................................         --       (875)        --
  Gain on sale of investment......................................................         --       (452)        --
  Proceeds from sale of investment................................................         --        452         --
  Gain on termination of interest rate cap........................................         --       (281)      (454)
  Extraordinary loss on early extinguishment of debt, net.........................      1,370        532        367
  Dividend receivable from Elcat, Inc.............................................       (656)      (656)      (328)
  Other, net......................................................................       (106)      (379)     2,251
  Changes in operating assets and liabilities:
   Accounts receivable............................................................     (5,140)    (3,063)     1,973
   Refundable and deferred income taxes...........................................      3,425     (2,519)       106
   Inventories....................................................................     (2,401)       745     (2,488)
   Prepaid expenses and other current assets......................................        252       (359)      (166)
   Accounts payable and accrued liabilities.......................................        (14)      (185)    (7,780)
                                                                                    ---------  ---------  ---------
  Net cash provided by operating activities.......................................     10,116      2,858        830
                                                                                    ---------  ---------  ---------
INVESTING ACTIVITIES:
 Purchases of property, plant and equipment.......................................     (2,758)    (1,785)    (2,836)
 Proceeds from sale of specialty chemicals division, net..........................         --         --     19,397
 Proceeds from product divestitures...............................................         --      1,000         --
 Proceeds from notes and sales of assets..........................................         75        253        227
 Purchases of patents, trademarks and other product rights........................    (29,293)   (43,048)        --
 Increase in other assets.........................................................       (746)    (4,128)       (26)
                                                                                    ---------  ---------  ---------
  Net cash provided by (used in) investing activities.............................    (32,722)   (47,708)    16,762
                                                                                    ---------  ---------  ---------
FINANCING ACTIVITIES:
 Repayment of long-term debt......................................................    (76,636)   (15,032)   (48,704)
 Proceeds from long-term debt.....................................................     87,500     67,944     31,100
 Change in payable to bank........................................................        908        526       (117)
 Proceeds from sale of interest rate cap..........................................         --         --        984
 Proceeds from issuance of common stock, net......................................         --      5,500         --
 Exercise of stock options and warrants...........................................      1,274        286         --
 Debt issuance costs..............................................................     (1,612)    (2,099)      (253)
                                                                                    ---------  ---------  ---------
  Net cash provided by (used in) financing activities.............................     11,434     57,125    (16,990)
                                                                                    ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS............................................................        (10)       129         --

CASH AND CASH EQUIVALENTS:
 Increase (decrease) for the year.................................................    (11,182)    12,404        602
 At beginning of year.............................................................     16,040      3,636      3,034
                                                                                    ---------  ---------  ---------
 At end of year...................................................................  $   4,858  $  16,040  $   3,636
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

   The accompanying notes are an integral part of these consolidated financial statements
                                      19

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: All monetary amounts are expressed in thousands of dollars unless contrarily evident.

(1) NATURE OF OPERATIONS

    Chattem, Inc. and its wholly-owned subsidiaries (the Company) manufacture and market branded consumer products consisting primarily of over-the-counter pharmaceuticals, cosmetics, toiletries, dietary supplements and homeopathics. The consumer products are sold primarily through independent and chain drug stores, drug wholesalers, mass merchandisers and food stores in the United States and in various markets in approximately 50 countries throughout the world.

    Geographic data for 1997, 1996 and 1995 is included in the schedule of geographical information on page 37, which is an integral part of these financial statements.

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

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 1997, 1996 and 1995 was $1,502, $1,352 and $1,319, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

    The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. Total accumulated amortization of these assets at November 30, 1997 and 1996 was $11,246 and $8,369, respectively. Amortization expense for 1997, 1996 and 1995 was $2,877, $2,086 and $1,467, respectively. Royalty expense related to other purchased product rights for 1997, 1996 and 1995 was $522, $1,140 and $1,030, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

DEBT ISSUANCE COSTS

    The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $490, $498 and $471 in 1997, 1996 and 1995, respectively. Accumulated amortization of these costs was $1,004 and $817 at November 30, 1997 and 1996, respectively.

PAYABLE TO BANK

    Payable to bank includes checks outstanding in excess of certain cash balances.

REVENUE RECOGNITION

    Revenue is recognized when the Company's products are shipped to its customers.

RESEARCH AND DEVELOPMENT

    Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,207, $1,117 and $1,140 in 1997, 1996 and 1995, respectively.

ADVERTISING EXPENSES

    The cost of advertising is expensed when the related advertising first takes place. Advertising expense for 1997, 1996 and 1995 was $29,923, $22,789 and $18,015, respectively. At November 30, 1997 and 1996, the Company reported $1,066 and $1,293, respectively, of advertising paid for in 1997 and 1996 which will run or did in 1998 and 1997 as other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

    Net income per common share is based on the weighted average number of common shares outstanding after consideration of common share equivalents having a dilutive effect.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of the Company's Canadian and UK Subsidiaries are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity (deficit). Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

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

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable, short-term cash investments and the investment in Elcat, Inc. (Note 3). The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 16% of sales in 1997. No other customer exceeded 10% of the Company's sales in 1997, 1996 or 1995. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

RECENT ACCOUNTING PRONOUNCEMENT

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 changes the criteria for reporting earnings per share (EPS) by replacing primary EPS with basic EPS and fully diluted EPS with diluted EPS. The Company is required to adopt SFAS No. 128 for periods ending after December 15, 1997, and all prior periods' EPS data must be restated. The impact of adopting SFAS No.128 will not have a material impact on EPS for any period presented.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1997 presentation.

(3) INVESTMENT IN ELCAT, INC.

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

    This investment is classified as held-to-maturity and is accounted for using the cost method of accounting. As Elcat stock is not publicly traded in the open market and a market price is not readily available, it is not practicable to estimate the fair value of the investment in Elcat at November 30, 1997. In the opinion of management, however, the fair value of this investment is in excess of its carrying value as of November 30, 1997.

(4) PENSION PLANS

    The Company has a noncontributory defined benefit pension plan (the Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 1997 and 1996 were invested primarily in United States government and agency securities, corporate debt securities and equity securities.

    Pension cost for the years ended November 30, 1997, 1996 and 1995 included the following components:

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Service cost (benefits earned during the period)...............  $     545  $     610  $     544
Interest cost on projected benefit obligation..................        741        775        745
Actual return on plan assets...................................       (845)      (637)      (828)
Net amortization and deferral..................................        365        107         98
                                                                 ---------  ---------  ---------
Net pension cost...............................................  $     806  $     855  $     559
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

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

    The following table sets forth the funded status of the Plan as of November 30, 1997 and 1996:

                                                                              1997       1996
                                                                            ---------  ---------
Actuarial present value of benefit obligations:
Vested benefit obligation.................................................  $   7,108  $   7,152
Nonvested benefit obligation..............................................         57        129
                                                                            ---------  ---------
Accumulated benefit obligation............................................  $   7,165  $   7,281
                                                                            ---------  ---------
                                                                            ---------  ---------
Plan assets at fair market value..........................................  $   6,471  $   5,069
Projected benefit obligation..............................................    (11,072)    (9,340)
                                                                            ---------  ---------
Plan assets less than projected benefit obligation........................     (4,601)    (4,271)
Unrecognized net loss.....................................................      4,186      2,898
Unrecognized prior service cost...........................................       (131)      (147)
Unrecognized initial asset................................................       (369)      (511)
Minimum pension liability adjustment......................................     --           (181)
                                                                            ---------  ---------
Pension liability recognized in balance sheets at end of year.............  $    (915) $  (2,212)
                                                                            ---------  ---------
                                                                            ---------  ---------

    The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0%, respectively, in both 1997 and 1996. The expected long-term rate of return on plan assets was 9.0%.

    In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an additional liability at November 30, 1996 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. At November 30, 1997, the unrecognized prior service cost exceeded the minimum liability, and the minimum pension liability was eliminated.


    The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 10% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $155 for 1997, $120 for 1996 and $141 for 1995.

(5) LONG-TERM DEBT

    Long-term debt consisted of the following at November 30, 1997 and 1996:

                                            1997              1996
                                      -----------------  -----------------
Revolving line of credit payable to
  banks at variable rate (8.44%
  at November 30, 1997).............      $ 13,000            $   --
Term loans payable to banks at
  variable rates (8.71% weighted
  average at November 30, 1997).....        63,683                --
Revolving line of credit payable to
  banks at variable rates, repaid in
  1997..............................          --                24,000
Term loans payable to banks at
  variable rates, repaid in 1997....          --                41,819
12.75% Senior Subordinated Notes,
  due 2004, net of unamortized
  discount of $1,289 for 1997 and
  $1,475 for 1996...................        65,711              65,525
                                      -----------------  -----------------
Total long-term debt................       142,394             131,344
Less: current maturities............         8,919               3,906
                                      -----------------  -----------------
Total long-term debt, net of current
  maturities........................      $133,475            $127,438
                                      -----------------  -----------------
                                      -----------------  -----------------

    The Company entered into a new credit agreement with a syndicate of banks (the New Credit Agreement) on June 26, 1997. The purpose of the New Credit Agreement was to finance the acquisition of SUNSOURCE (Note 12), and to repay all existing bank debt. The New Credit Agreement is divided into a $30,000 revolving line of credit for working capital purposes, a five year $30,000 Term A loan and a six and three-quarter year $35,000 Term B loan facility.

    The combined Term A and B loans are payable in remaining quarterly installments as follows:

December 31, 1997 to September 30, 1998.................  $   1,318
December 31, 1998 to September 30, 1999.................  $   1,488
December 31, 1999 to June 30, 2001......................  $   1,738
September 30, 2001......................................  $   2,650
December 31, 2001 to March 31, 2002.....................  $   4,900
June 30, 2002...........................................  $   5,000
September 30, 2002 to December 31, 2003.................  $   3,250
February 14, 2004.......................................  $   3,350

    Under the New Credit Agreement the Company may elect either a prime rate or Eurodollar interest rate option applicable to the term and revolving line loans. The prime rate and Eurodollar interest rate options are based on a base rate plus a rate margin that fluctuates on the basis of the Company's leverage ratio. The maximum rate margin for the Term A and revolving line loans is 2.0% for the prime rate option and 3.0% for the Eurodollar rate option. The maximum rate margin for the Term B loan is 2.5% for the prime rate option and 3.5% for the Eurodollar rate option.

    The New Credit Agreement is secured by substantially all of the Company's assets. The more restrictive financial covenants require the maintenance of minimum amounts of consolidated tangible net worth, fixed charge coverage, interest coverage and leverage ratios. The provisions of the New Credit Agreement also include restrictions on capital expenditures and the payment of dividends. The New Credit Agreement is guaranteed by one of the Company's subsidiaries, Signal Investment & Management Co.

    The revolving line of credit is available to the Company up to $30,000 or such lesser amount as is determined to be available under the terms of the New Credit Agreement, and is due and payable on June 26, 2002. The availability of credit under the revolver is determined based on the Company's accounts receivable and inventories.

    The Company entered into a credit agreement with a syndicate of banks (the Credit Agreement) on April 29, 1996 and as amended on June 6, 1996. The purpose of the Credit Agreement was to finance the acquisitions of GOLD BOND and HERPECIN-L (Note 12), and to repay all existing bank debt. The Credit Agreement was divided into a $24,000 revolving line of credit for working capital purposes, a five year $20,000 Term A loan facility, and a seven and one-half year $22,500 Term B loan facility. These loans were repaid in 1997 with part of the proceeds from the New Credit Agreement.

    The amount of cash and cash equivalents on deposit up to the calculated availability was included in other noncurrent assets in the accompanying consolidated balance sheet at November 30, 1996 and was available exclusively for the repayment of long-term bank debt. The amount of cash and cash equivalents on deposit in excess of the calculated availability is included as a current asset in the accompanying consolidated balance sheet at November 30, 1996 and was available for general operating purposes. All of the above cash and cash equivalents were invested in highly liquid short-term investments.

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

    The Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes, which were registered under the Securities Act of 1933, may not be redeemed until June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the Notes may require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

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

    During 1997, 1996 and 1995 the Company prepaid previously outstanding long-term debt, with funds received from refinancing in 1997 and 1996 and the sale of the specialty chemicals division in 1995. In connection with the prepayment of those borrowings, the Company incurred extraordinary losses, net of income taxes, in 1997, 1996 and 1995 of $1,370, $532 and $367, respectively, or $.15, $.07 and $.05 per share, respectively. The losses related to the write-off of debt issuance and other deferred costs. The 1997 amount includes costs associated with the termination of two interest rate swap agreements.

    Future maturities of long-term debt are as follows:

1998...............................  $   8,919
1999...............................      5,950
2000...............................      6,950
2001...............................      7,863
2002...............................     31,050
Thereafter.........................     82,951
                                     ---------
                                       143,683
Less: unamortized discount.........     (1,289)
                                     ---------
                                     $ 142,394
                                     ---------
                                     ---------

    The 2002 maturities include the amount outstanding under the revolving line of credit which was $13,000 as of November 30, 1997.

    The Company is also required to pay $3,649 during 1998. This amount was determined based upon the excess cash flow calculation, as defined in the New Credit Agreement, and is included in the 1998 maturities.

    Cash interest payments during 1997, 1996 and 1995 were $15,259, $12,710 and $10,811, respectively.

(6) DERIVATIVE FINANCIAL INSTRUMENTS

    On July 21, 1997, the Company entered into two interest rate swap agreements with NationsBank, N.A. in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The term of the $40,000 swap is for a five year period ending July 22, 2002. The Company will receive interest payments on the notional amount at a rate equal to the one month London Interbank Offered Rate (LIBOR) (5.59% as of November 30, 1997) and will pay interest on the same notional amount at a fixed interest rate of 6.38%. The term of the $5,000 swap is for a five year period ending July 22, 2002. The agreement may be terminated by NationsBank, N.A. at each quarterly date. The Company will receive interest payments on the notional amount at a rate equal to the three month LIBOR (5.64% as of November 30, 1997) and will pay interest on the same notional amount at a fixed interest rate of 5.62%.

    The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate swap agreements but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the agreements.

    At November 30, 1996, the Company had two interest rate swap agreements outstanding with financial institutions, each in a notional amount of $15,000. Both of these interest rate swaps were terminated in 1997 in connection with the refinancing of long-term debt. (Note 5). The resulting extraordinary loss, net of tax, is included in the 1997 consolidated statement of income as part of the extraordinary loss on the early extinguishment of debt.

    During June 1993, the Company entered into an interest rate cap agreement in a notional principal amount of $30,000. On January 12, 1995, the interest rate cap was terminated resulting in a gain of approximately $729 to the Company. The gain was deferred and was amortized over the remaining life of the original cap agreement as a reduction of interest expense. In 1996, the remaining deferred gain of $281 was recognized.


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

    At November 30, 1997, the estimated fair values of the revolving line of credit and the term loans payable to banks approximate the carrying amounts of such debt because the interest rates change with market interest rates.

    The estimated fair value of the Notes at November 30, 1997 exceeded their carrying value by approximately $9,600. The fair value was estimated based on quoted market prices for the same or similar issues.

    The fair values of the interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties. At November 30, 1997, the Company estimates it would have paid $603 to terminate the agreements.

(8) INCOME TAXES

    The provision for income taxes from continuing operations includes the following components:

                         1997       1996       1995
                      ---------  ---------  ---------
Current:
  Federal...........  $   2,639  $    (203) $     470
  State.............        234        222        170
Deferred............      1,120      1,797        645
                      ---------  ---------  ---------
                      $   3,993  $   1,816  $   1,285
                      ---------  ---------  ---------
                      ---------  ---------  ---------

    Deferred income tax assets and liabilities for 1997 and 1996 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1997 and 1996 are as follows:

                                                            1997       1996
                                                         ---------  ---------
Deferred tax assets:
  Reserves and accruals................................  $   2,005  $   1,790
  Accrued promotional expenses.........................        720        770
  Accrued postretirement health care benefits..........        559        535
  Repriced stock option expense........................        251        690
  Accruals for discontinued operations.................     --            237
  Other................................................        310        260
                                                         ---------  ---------
    Gross deferred tax assets..........................      3,845      4,282
                                                         ---------  ---------
Deferred tax liabilities:
  Excess tax depreciation and amortization.............      4,486      3,317
  Prepaid advertising..................................        318        309
  Inventory............................................        190        190
  Other................................................        277        772
                                                         ---------  ---------
    Gross deferred tax liabilities.....................      5,271      4,588
                                                         ---------  ---------
    Net deferred liability.............................  $  (1,426) $    (306)
                                                         ---------  ---------
                                                         ---------  ---------

    The difference between the provision for income taxes and the amount computed by multiplying income from continuing operations before income taxes by the U.S. statutory rate is summarized as follows:

                                                                      1997       1996       1995
                                                                   ---------  ---------  ---------
Expected tax provision...........................................  $   3,837  $   1,911  $   1,227
Dividend exclusion benefit.......................................       (178)      (140)       (78)
State income taxes, net of federal income tax benefit............        154        147        112
Other, net.......................................................        180       (102)        24
                                                                   ---------  ---------  ---------
                                                                   $   3,993  $   1,816  $   1,285
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Included in "refundable and deferred income taxes" in current assets in the accompanying consolidated balance sheets are income tax refunds receivable of $12 and $2,794 at November 30, 1997 and 1996, respectively.

    Income taxes paid in 1997, 1996 and 1995 were $2,162, $2,459 and $5,026, respectively. The Company received income tax refunds of $2,719, $215 and $163 during 1997, 1996 and 1995, respectively.


(9) SHAREHOLDERS' EQUITY (DEFICIT)

STOCK ISSUANCE

    On June 26, 1997, the Company issued to the sellers of the SUNSOURCE product line 300,000 shares of its common stock at a value of $13.50 per share to fund a portion of the purchase price for the brands.

    In April 1996, the Company issued 1,100,000 shares of common stock to a group of investors, including certain officers, directors and affiliates, in order to partially fund the acquisition of GOLD BOND (Note 12). In addition, the Company issued to the seller of GOLD BOND, 155,792 shares of the Company's common stock at $6.42 per share.

STOCK OPTIONS

    Although the Company adopted SFAS No. 123, Accounting For Stock-Based Compensation, during 1997, it elected to continue to account for compensation expense under its stock option plans under APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the market value of the common stock at the date of grant.

    The Company's 1993 Non-Statutory Stock Option Plan (1993 Plan) provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors (1994 Plans) provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

    For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1997 and 1996: expected dividend yield of 0%, expected volatility of 49%, risk-free interest rates of 6.48% and 5.39%, and expected lives of 6 years.

    Had compensation cost for 1997 and 1996 stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

                                        1997       1996
                                     ---------  ---------
Net income:
  As reported......................  $   5,885  $   3,272
  Pro forma........................  $   5,683  $   2,877
Net income per share:
  As reported......................  $    0.65  $    0.40
  Pro forma........................  $    0.62  $    0.35

    The pro forma effect on net income in this disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

    A summary of the activity of stock options during 1997, 1996, and 1995 is presented below (shares in thousands):

                                                                 1997                      1996                       1995
                                                         ---------------------     ---------------------     -------------------
                                                                      WEIGHTED                  WEIGHTED                WEIGHTED
                                                          SHARES       AVERAGE      SHARES       AVERAGE     SHARES      AVERAGE
                                                          UNDER       EXERCISE      UNDER       EXERCISE     UNDER      EXERCISE
                                                          OPTION        PRICE       OPTION        PRICE      OPTION       PRICE
                                                         --------     --------     --------     --------     ------     --------
Outstanding at beginning of year.......................      613      $  6.39          646      $  7.60        675       $  7.69
  Granted..............................................       91         9.01          318         5.07         18          4.79
  Exercised............................................     (120)        6.65          (44)        6.93        --            --
  Cancelled............................................      --           --          (307)        7.48        (47)         7.83
                                                           -----        -----          ---        -----        ---         -----
Outstanding at end of year.............................      584      $  6.75          613      $  6.39        646       $  7.60
                                                           -----        -----          ---        -----        ---         -----
                                                           -----        -----          ---        -----        ---         -----
Options exercisable at year-end........................      262      $  7.43          221      $  7.73        305       $  7.72
                                                           -----        -----          ---        -----        ---         -----
                                                           -----        -----          ---        -----        ---         -----
Weighted average fair value of options granted.........               $  5.24                   $  2.62                     N/A
                                                                        -----                     -----                    -----
                                                                        -----                     -----                    -----


    A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 1997, is presented below (shares in thousands):

                              WEIGHTED                                   WEIGHTED
                               AVERAGE     WEIGHTED                  AVERAGE EXERCISE
   EXERCISE     SHARES UNDER  EXERCISE     AVERAGE        SHARES     PRICE OF SHARES
 PRICE RANGE       OPTION      PRICE    REMAINING LIFE  EXERCISABLE    EXERCISABLE
------------    ------------  --------  --------------  -----------  ----------------
$4.63--$5.25        249       $  4.87         8.2            29          $ 4.85
$7.50--$9.50        330          7.99         6.5           233            7.76
   $18.00             5         18.00         9.8            --             N/A
                   ----       -------         ---           ---          ------
    Total           584       $  6.75         7.2           262          $ 7.43
                   ----       -------         ---           ---          ------
                   ----       -------         ---           ---          ------

PREFERRED SHARES

    The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1997 and 1996, no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

    Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1997, no contributions had been made to the plan.

COMMON STOCK WARRANTS

    As described in Note 5, the Company issued the Warrants at an assigned value of $955. The Warrants are exercisable for five years. In the aggregate, 75,000 warrants were issued which, when exercised, would entitle the holders thereof to acquire an aggregate of 417,182 shares of the Company's common stock. The number of shares of common stock and the price per share at which a warrant is exercisable are subject to adjustment upon the occurrence of certain events. A warrant does not entitle the holder to receive any cash dividends paid on common stock or to exercise any other rights as a shareholder of the Company.

    During 1996, as a result of the issuance of 1,100,000 shares of common stock (Note 9), the number of shares of common stock and the price per share at which a warrant is exercisable were adjusted from 5.56242 shares and $7.15, respectively, to 5.85733 shares and $6.79, respectively.

    During 1997, 12,030 warrants were exercised to acquire 70,464 shares. At November 30, 1997, 62,970 warrants were outstanding which, when exercised, would entitle the holders thereof to acquire an aggregate of 368,836 shares of the Company's common stock.


(10) CONTINGENCIES
-----------------------------------------------------------------------------

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

(11) SUPPLEMENTAL FINANCIAL INFORMATION
-----------------------------------------------------------------------------

    A--Inventories consisted of the following at November 30, 1997 and 1996:

                                                                                                1997       1996
                                                                                              ---------  ---------
Raw materials and work in process...........................................................  $   9,107  $   5,365
Finished goods..............................................................................      7,850      7,484
Excess of current cost over LIFO value......................................................     (2,464)    (2,554)
                                                                                              ---------  ---------
  Total inventories.........................................................................  $  14,493  $  10,295
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    International inventories included above, valued on a lower of FIFO cost or market at November 30, 1997 and 1996, were $2,546 and $2,039, respectively.

    B--Property, plant and equipment consisted of the following at November 30, 1997 and 1996:

                                                                                                 1997       1996
                                                                                               ---------  ---------
Land.........................................................................................  $     138  $     208
Buildings and improvements...................................................................      3,150      3,014
Machinery and equipment......................................................................     23,416     21,973
Construction in progress.....................................................................      2,221      1,046
Less--accumulated depreciation...............................................................    (17,937)   (16,467)
                                                                                               ---------  ---------
  Property, plant and equipment, net.........................................................  $  10,988  $   9,774
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    C--Accrued liabilities consisted of the following at November 30, 1997 and 1996:

                                                                                                1997       1996
                                                                                              ---------  ---------
Accrued interest expense....................................................................  $   4,119  $   3,996
Salaries, wages and commissions.............................................................      1,696      1,287
Promotion expense...........................................................................      2,840      2,827
Product acquisitions........................................................................      1,489        614
Accrued pension benefits....................................................................        435      2,076
Other.......................................................................................      3,619      3,331
                                                                                              ---------  ---------
  Total accrued liabilities.................................................................  $  14,198  $  14,131
                                                                                              ---------  ---------
                                                                                              ---------  ---------

(12) ACQUISITION AND SALE OF BRANDS
-----------------------------------------------------------------------------

    On June 26, 1997, the Company purchased certain assets of Sunsource International, Inc. and an affiliated company (SUNSOURCE) including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. Additional payments may be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement, but such additional payments are not to exceed $15,750 in the aggregate. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement (Note 5) and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE (Note 9).

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

    On June 6, 1996, the Company purchased the rights for the HERPECIN-L line of medicated lip balm for $5,607 plus a royalty payment equal to the greater of $214 or 5% of net sales. The royalty payment is payable annually for each of the seven twelve-month periods beginning July 1, 1996 and ending June 30, 2003. The assets acquired consisted primarily of the trademark ($5,159), receivables and inventory. Additionally, the Company assumed certain liabilities of approximately $500. The purchase was financed by the Company with additional bank borrowings of $5,000 with the remaining $607 being funded by the Company (Note 5).

    During April 1996, the Company sold the trademarks and inventory of two of its minor consumer products brands, SOLTICE and BLIS-TO-SOL, for $1,200 consisting of $1,000 cash received at closing and a $200 promissory note requiring payments of $100 per year for the next two years contingent upon the brands meeting specific future sales levels.

    On June 17, 1994, the Company acquired a license to the PHISODERM trademark in the United States, Canada and Puerto Rico ("the Territory"), together with certain other assets from Sterling Winthrop Inc. (Sterling). If net sales of PHISODERM products in the United States exceed $11,000 for either of the 12-month periods beginning July 1, 1995 and July 1, 1996 and ending June 30, 1996 and June 30, 1997, then the Company will pay Sterling an additional $1,000 per year. Net sales of PHISODERM products exceeded $11,000 for each of the 12-month periods ended June 30, 1997 and 1996. As a result, an additional $2,000 was recorded to patents, trademarks and other purchased product rights as of November 30, 1997.

(13) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS
-----------------------------------------------------------------------------

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

    Net periodic postretirement health care benefits cost for the years ended November 30, 1997, 1996 and 1995, included the following components:

                                                                                              1997       1996       1995
                                                                                            ---------  ---------  ---------
Service cost (benefits earned during the period)..........................................  $      29  $      36  $      30
Interest cost on accumulated postretirement benefits obligation...........................        115        101        102
Amortization of net loss..................................................................          2     --         --
                                                                                            ---------  ---------  ---------
Net periodic postretirement benefits cost.................................................  $     146  $     137  $     132
                                                                                            ---------  ---------  ---------
                                                                                            ---------  ---------  ---------

    The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's balance sheets at November 30, 1997 and 1996:

                                                                                                   1997       1996
                                                                                                 ---------  ---------
Accumulated postretirement benefits obligation:
  Retirees.....................................................................................  $     715  $     912
  Fully eligible active plan participants......................................................        502        275
  Other active participants....................................................................        377        260
Unrecognized net loss..........................................................................       (160)    --
                                                                                                 ---------  ---------
Accrued postretirement health care benefits....................................................  $   1,434  $   1,447
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1997 and 1996. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at November 30, 1997 and 1996. A 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 1997 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 1997.

(14) DISCONTINUED OPERATIONS
-----------------------------------------------------------------------------

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

    The results of operations and the gain on disposal of the specialty chemicals division have been separately classified as discontinued operations in the accompanying consolidated statements of income. Net sales of the specialty chemicals division were $6,739 through May 26, 1995. Interest expense of $351 for 1995 was allocated to discontinued operations based upon the ratio of net assets discontinued to the total net assets of the consolidated entity.


15) SUBSEQUENT EVENT

    On February 22, 1998, the Company entered into a definitive agreement to acquire the BAN anti-perspirant and deodorant brand from Bristol-Myers Squibb Company. Pursuant to the terms of the acquisition agreement, the Company will purchase all the assets, including, inventories, patents and trademarks of BAN (excluding the rights in Japan), for $165 million in cash, plus assumed liabilities. The purchase price will be funded by debt financing. This acquisition transaction is expected to close no later than March 31, 1998.

                            REPORT OF INDEPENDENT

                             PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Chattem, Inc.:

    We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
January 19, 1998
(except with respect to the
matter discussed in Note 15
as to which the date is
February 23, 1998)

                             Quarterly Information
                (Unaudited and in thousands, except per share amounts)


                                                                                         QUARTER ENDED
                                                                                     ----------------------
                                                              TOTAL     FEBRUARY 28   MAY 31     AUGUST 31    NOVEMBER 30
                                                            ----------  -----------  ---------  -----------  -------------
FISCAL 1997:
  Continuing operations:
    Net sales............................................  $  143,235      27,946      39,178      38,909        37,202
    Gross profit.........................................  $  103,982      19,552      28,290      28,809        27,331
    Income (1)...........................................  $    7,255         136       3,057       2,847         1,215
    Income per share (1).................................  $      .80         .02         .35         .31           .13
  Total:
    Net income...........................................  $    5,885         136       3,057       1,477         1,215
    Net income per share(2)..............................  $      .65         .02         .35         .16           .13
FISCAL 1996:
  Continuing operations:
    Net sales............................................  $  118,903      18,697      30,430      38,841        30,935
    Gross profit.........................................  $   83,783      12,948      21,101      27,453        22,281
    Income (loss) (1)....................................  $    3,804         (38)      2,010       2,131          (299)
    Income (loss) per share (1)..........................  $      .47        (.01)        .26         .24          (.02)
  Total:
    Net income (loss)....................................  $    3,272         (38)      1,478       2,131          (299)
    Net income (loss) per share(2).......................  $      .40        (.01)        .19         .24          (.02)

------------------------

(1) Before extraordinary loss on early extinguishment of debt.

(2) The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and common share equivalents used (where dilutive) in the quarterly and annual computations.

                                       Geographical Segment Information
                                                (In thousands)

                                                                                      YEAR ENDED NOVEMBER 30,
                                                                                 ----------------------------------
                                                                                    1997        1996        1995
                                                                                 ----------  ----------  ----------
NET SALES:
  Domestic.....................................................................  $  128,024  $  104,444  $   87,250
  International................................................................      15,211      14,459      13,348
                                                                                 ----------  ----------  ----------
    Consolidated...............................................................  $  143,235  $  118,903  $  100,598
                                                                                 ----------  ----------  ----------
                                                                                 ----------  ----------  ----------
OPERATING INCOME:
  Domestic.....................................................................  $   27,393  $   18,929  $   16,719
  International................................................................       1,710       1,613       1,292
                                                                                 ----------  ----------  ----------
    Total......................................................................      29,103      20,542      18,011
  Other unallocated expenses, net (1)..........................................     (17,855)    (14,922)    (14,401)
                                                                                 ----------  ----------  ----------
    Income from continuing operations before income taxes......................  $   11,248  $    5,620  $    3,610
                                                                                 ----------  ----------  ----------
                                                                                 ----------  ----------  ----------
IDENTIFIABLE ASSETS:
  Domestic.....................................................................  $  164,175  $  135,238  $   69,732
  International................................................................       7,929      10,961       8,350
                                                                                 ----------  ----------  ----------
    Total......................................................................     172,104     146,199      78,082
  Investment in Elcat, Inc.....................................................       6,640       5,984       5,328
                                                                                 ----------  ----------  ----------
    Consolidated...............................................................  $  178,744  $  152,183  $   83,410
                                                                                 ----------  ----------  ----------
                                                                                 ----------  ----------  ----------

------------------------

(1) Principally interest expense and corporate overhead not allocated.

Board of Directors                     Officers                        Chattem, Inc.
                                                                       1715 West 38th Street
ZAN GUERRY                             ZAN GUERRY                      Chattanooga, TN 37409
Chairman and Chief Executive           Chairman and Chief              Corporate Office
  Officer                                Executive Officer
Chattem, Inc.
Chattanooga, TN                        A. ALEXANDER TAYLOR II          Subsidiaries and Affiliated Companies
                                       President and Chief Operating
A. ALEXANDER TAYLOR II                   Officer                       CHATTEM (U.K.) LIMITED
President and Chief Operating                                          Guerry House
  Officer                              HUGH F. SHARBER                 Ringway Centre
Chattem,  Inc.,                        Secretary                       Edison Road
Chattanooga, TN                                                        Basingstoke, Hampshire RG21 2YH
                                       ADDITIONAL                      England
SAMUEL E. ALLEN                        FINANCIAL
Chairman                               INFORMATION                     CHATTEM (CANADA) INC.
GLOBALT, Inc.                          Copies of quarterly press       2220 Argentia Road
Atlanta, GA                            releases and/or quarterly       Mississauga, Ontario L5N 2K7
                                       reports on Form 10-Q and
LOUIS H. BARNETT                       annual report on Form 10-K,     HBA INSURANCE LTD.
Business Consultant                    both forms filed with the       P.O. Box HM 2062
Fort Worth, TX                         Securities and Exchange         Hamilton 5, Bermuda
                                       Commission, may be obtained
ROBERT E. BOSWORTH                     without charge by writing to    SIGNAL INVESTMENT &
Business Consultant                    the Controller, Chattem, Inc.   MANAGEMENT CO.
Chattanooga, TN                        or by calling-                  1105 North Market Street
                                       1-800-366-6077, Ext. 769.       Suite 1300
RICHARD  E. CHENEY                                                     Wilmington, DE 19890
Former Chairman Emeritus
Hill and Knowlton, Inc.                                                COMMON STOCK LISTING
New York, NY                                                           Over-the-Counter
                                                                       NASDAQ Symbol: CHTT
SCOTT L. PROBASCO, JR.
Chairman of the Executive                                              TRANSFER AGENT AND
  Committee                                                            REGISTRAR
SunTrust Bank, Tennessee, N.A.                                         SunTrust Bank, Atlanta, N.A.
Chattanooga, TN                                                        P.O. Box 4625
                                                                       Atlanta, GA  30302






