Form 10-K, Exhibit 13
period 1998-11-30
CHATTEM INC
filed 1999-03-01
CIK 19520

                                                                      Exhibit 13


Message from Zan Guerry
Chairman and CEO of Chattem


     Last year I reported to you that 1997 was quite simply the best year in Chattem's 119 year history. Led by two large acquisitions, a 56% increase in diluted earnings per share before product divestitures and extraordinary items and strong performances from several key brands, 1998 quickly replaced 1997 as the greatest year in our history.

     These two amazing years are the result of major accomplishments by our managers, our strong advertising support for our brands, the continued success of our acquisition program and no small dose of good fortune.

                                   1998 HIGHLIGHTS

     1998 could well be labeled the year of acquisitions. During the calendar year we acquired BAN, DEXATRIM, ASPERCREME, SPORTSCREME, CAPZASIN-H and -HP, and ARTHRITIS HOT, which had combined annual sales of approximately $150 million, which is more than our total sales for 1997. Included in this year's results are eight months of BAN sales but none for the other brands which we acquired just after our fiscal year end. For 1999, we will have a full year of BAN and eleven months of the other brands which means total sales should exceed $300 million.

     Specifically, for 1998, sales rose 54% to $220 million while diluted earnings per share, before product divestitures and extraordinary items, increased 56% to $1.25. Our earnings per share for the last four years are $.32, $.47, $.80 and $1.25, which represent a compound annual growth rate of 57%. Given a forecasted increase in earnings per share of about 80% for 1999, this is truly a remarkable period of dynamic growth for Chattem.

     For 1998, this growth was led by BAN, a full year of SUNSOURCE and strong performances from GOLD BOND, PAMPRIN, GARLIQUE and BULLFROG.

     In addition to these accomplishments, we continue to invest in our brands' future by spending approximately 40% of sales behind advertising and promotional programs to build market share.

                            1999:  THE MOMENTUM CONTINUES

     Even more important than the strong 1998 results, I am excited to report to you our great enthusiasm for 1999. We have numerous major initiatives for our brands which hopefully will continue our momentum. These programs include the first full year of GOLD BOND Medicated Lotion; the launch of GOLD BOND Triple Antibiotic Ointment; dynamic new BAN packaging plus two new BAN products; the introduction of REPOSE, a new SUNSOURCE product; and the launch of FLEXALL QUIKGEL and PHISODERM 4 Way Daily Acne Cleanser. Finally, we will have new advertising campaigns for our newly acquired brands, DEXATRIM, SPORTSCREME, ASPERCREME and CAPZASIN-P and -HP.

     Overall 1999 will be a tremendously challenging and exciting year as it represents an unprecedented year of new products. The following are some brief highlights of these introductions:

     GOLD BOND Medicated Lotion was introduced in mid-1998 with advertising starting in the Fall. From the start we have had great expectations for GOLD BOND Medicated Lotion. It was the most extensively researched product introduction in our history and all research showed outstanding potential of a $25 million plus brand. We are entering the major category of hand and body lotion with a unique point of difference in terms of itch relief and skin protection. We have launched this product with annual advertising and promotion spending measuring in excess of $15 million. So far our expectations for this exciting product are coming through. Although it is still early, retail sales data supports a major success.

     BAN will have a brand new look in 1999 with dynamic new packaging that will significantly increase the presence of BAN at retail. In addition, we will launch two significantly unique new products, BAN Ultra Dry Roll-On and BAN Ultra Dry Stick. The Ultra Dry Roll-On will be the first roll-on to go on dry. Ultra Dry Stick will be the only stick deodorant that goes on dry and is clear.

     REPOSE Stress Relief Formula could be the most exciting herbal introduction by SUNSOURCE. With 75% of Americans suffering from stress and stress related symptoms, the market is huge. REPOSE brings a multidimensional formula to stress relief. REPOSE contains kava and magnesium for rapid relaxation and assorted vitamins, minerals and herbs for longer term relief. REPOSE will be backed by a major multimillion dollar marketing campaign starting this summer.

     FLEXALL QUIKGEL represents a truly breakthrough technology in the topical analgesic category. The product is completely greaseless and vanishes quickly while promoting fast pain relief, and will be supported by commercials featuring football star Joe Montana.

     Other new products to be launched in 1999 are PHISODERM 4 Way Daily Acne Cleanser, an opportunity to extend the well known PHISODERM name into the acne category; SUN-IN Super Streaks, a unique new form to deliver SUN-IN highlights in a gel form; and MUDD Aromatherapy Deep Cleanser, a revolutionary self heating product; BULLFROG MAGICBLOCK, a disappearing color sun block which should increase BULLFROG'S share of the exciting, fast growing children's sunblock segment; and GOLD BOND Triple Antibiotic Ointment which affords an opportunity to leverage the unique itch relief heritage of GOLD BOND in the first aid category.

                                STRATEGIC PERSPECTIVE

     The last several years have elevated Chattem to a new level. Our goal is to take advantage of our increased size and financial capabilities. We have proven that we can make sizable acquisitions and assimilate them with significant positive impact on earnings per share.

     During the early part of 1999 we will be digesting our recent acquisitions and focusing on new product launches. However, by mid-year we should be aggressively looking for significant acquisition opportunities to move toward $500 million in sales.

     The remarkable results achieved in 1998 and the exciting prospects for 1999 could not be achieved without the equally remarkable effort of our people. We ask much of all of our employees, particularly when we make an acquisition or launch a new brand. We have been able to achieve our strong growth without any significant increase in headcount, as evidenced by selling, general and administrative expense margin which has declined from 21% to 12% over the past four years. I am indebted to each of our employees for their dedication to our business.

CHATTEM CONSUMER PRODUCTS



DOMESTIC PRODUCT OVERVIEW

OTC HEALTH CARE PRODUCTS

MEDICATED SKIN PRODUCTS

GOLD BOND is America's number one medicated powder brand in the $65 million powder category and has successfully extended beyond its flagship Medicated Body Powder line into other skin care segments. GOLD BOND Cream is one of the fastest growing brands in the $170 million anti-itch cream market. Introduced in 1997, both GOLD BOND Foot Powder and GOLD BOND Cornstarch Plus Medicated Baby Powder have added incremental sales to the franchise. In mid-1998, GOLD BOND entered the $1 billion hand and body lotion category with GOLD BOND Medicated Body Lotion, a unique product that shows promise for significant growth. Looking to 1999, the Company plans to further expand the franchise with the introduction of GOLD BOND Triple Antibiotic Ointment.
GOLD BOND will continue to benefit from record levels of advertising and promotional support.

TOPICAL ANALGESICS

The Company competes in the $217 million topical analgesic category with its FLEXALL and ICY HOT brands. On December 21, 1998, after the end of the fiscal year, Chattem acquired the ASPERCREME, SPORTSCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT topical analgesics from Thompson Medical Company, Inc. As a result of this acquisition, Chattem will be the leader in the external analgesic category with approximately a 38% share, compared to an approximately 20% share for the next closest competitor. BENZODENT competes in the $62 million internal irritation segment of the topical oral analgesic category.

FLEXALL is an aloe-based topical analgesic clinically proven to provide long lasting relief for arthritis and other muscle and joint pain. The brand's current product line includes Original Vitamin E Enriched and Maximum Strength FLEXALL, which contain menthol, as well as Ultra Plus which contains three active ingredients: menthol, methyl salicylate and camphor. In 1999, a new line extension will be added with the introduction of FLEXALL QUIKGEL. The product is completely greaseless and vanishes quickly while promoting fast pain relief. The entire FLEXALL line will be supported by a new advertising campaign featuring Joe Montana.

ICY HOT offers the most complete product form line-up in the category with a cream, a balm and the unique CHILL STICK. Further, consumer research continues to indicate that the brand's distinctive Icy and Hot Therapy for Pain positioning enjoys high awareness and is viewed as the most compelling in the category.

BENZODENT, a topical oral analgesic, is the only brand positioned to be applied directly to dentures to relieve pain. The product contains the maximum amount of benzocaine allowable and is widely recommended by dentists. Marketing efforts are focused on providing samples to consumers when they are initially fitted for dentures, the point of entry for the category.

INTERNAL ANALGESICS

The Company competes in the $65 million menstrual pain relief category with its PAMPRIN and PREMSYN PMS brands. NORWICH aspirin competes in the general analgesics category.

PAMPRIN and PREMSYN PMS combined outsell any other OTC premenstrual internal analgesic in the market based on units sold. PAMPRIN, the number two brand in the menstrual analgesics category, is a combination drug specifically designed for relief of menstrual symptoms. Multi-symptom PAMPRIN effectively relieves multiple menstrual discomforts with three active ingredients. Maximum Pain Relief PAMPRIN is formulated to provide superior cramp relief and is the only cramp relief product with two pain relievers. Maximum Strength PREMSYN PMS, the third largest brand in the category, effectively relieves the physical and emotional symptoms of PMS.

NORWICH, a high-quality, reasonably priced aspirin, complements Chattem's other OTC healthcare products. This brand principally focuses its sales and marketing support in the northeast, midwest and west coast.

Chattem competes in the $32 million cold sore market with HERPECIN-L. In 1998 three major new initiatives were undertaken: the stick product was reformulated, a jar line extension was launched and a national radio advertising plan was begun. The new stick and jar contain a skin protectant and several sun block ingredients. Since the middle of 1998 sales of this brand have increased 19%.

DIETARY SUPPLEMENTS

The Company competes in the U.S. nutritional supplement category with its SUNSOURCE products: GARLIQUE, HARMONEX, REJUVEX, PROPALMEX, ECHINEX, MELATONEX and its newest product, REPOSE Stress Relief Formula. These products are distributed primarily through the food, drug and mass merchandiser trade channels.

GARLIQUE holds a 16% share of the $87 million garlic category, and is presently the number one selling product in the category. Clinical research on the benefits of garlic support the position of GARLIQUE as a dietary supplement for good cardiovascular health. Larry King is the spokesperson for radio advertising of GARLIQUE.

HARMONEX is a unique combination of two herbs: St. John's Wort for emotional well-being and Siberian ginseng for physical well-being. HARMONEX competes in the St. John's Wort category now selling at the rate of $130 million per year. HARMONEX is supported by strong consumer advertising and a public relations campaign. HARMONEX is presently the number three selling product in the St. John's Wort category, holding a 6.2% share.

REJUVEX is uniquely positioned to support menopausal comfort and healthy bones for women in the pre- and post-menopausal age group. REJUVEX is a unique natural formula containing a combination of magnesium, vitamins, anti-oxidants and other important nutrients, which help meet the changing nutritional needs of women.

PROPALMEX, the top selling brand in the $32 million saw palmetto herbal category, holds a 11% share, and is positioned to support prostate health and free urinary flow in men over 40. PROPALMEX is the all-natural, drug-free approach to maintenance of a healthy prostate.

ECHINEX is a standardized herbal complex of echinacea, ginger and Siberian ginseng. This unique and effective combination is positioned to support natural resistance against infection. ECHINEX is a seasonal product that provides added protection during times of high risk for colds and flu.

The newest addition to the SUNSOURCE line of herbal products is REPOSE Stress Relief Formula. REPOSE blends kava and magnesium for relaxation with revitalizing Siberian ginseng to help the body deal with stress effectively. Vitamins B and C complete the formula by replenishing nutrients that are lost due to stress. REPOSE will be shipped to the trade in April 1999 and will be supported by a powerful media and public relations campaign.

The Company competes in the $38 million melatonin category with MELATONEX, the third largest melatonin brand. The brand is positioned to support a natural sleep cycle and holds a 10% share of the category. The product uses a unique time-release delivery system, releasing melatonin as the body does, gradually, while you sleep. Each tablet of MELATONEX is scored so it can easily be divided to provide the desired dosage that consumers are looking for.

The Company also competes in the homeopathic category with its line of SUNSOURCE Traditional Homeopathic Medicines. Sales of homeopathic products through mass trade channels total $33 million, up 33% from the previous year. SUNSOURCE holds a 7% share of the category.

The Company plans to continue the expansion of the SUNSOURCE line of products, and is presently evaluating new product opportunities for future introduction.


TOILETRIES AND SKIN CARE

ANTIPERSPIRANTS AND DEODORANTS

The Company competes in the $1.7 billion antiperspirant and deodorant category with BAN. BAN was acquired from Bristol-Myers Squibb Company in March
1998. Originally introduced in 1955, BAN is the number one roll-on brand in the United States. BAN provides advanced protection from odor and wetness with five forms - Original Roll-On, Clear Roll-On, White Solid Stick, Clear Solid Stick and the revolutionary Clear Soft Solid.

The Company believes BAN represents a major growth opportunity and has developed a strong 1999 marketing plan. A comprehensive business-building consumer promotion plan has been developed for 1999, as the antiperspirant and deodorant category responds well to promotion. Two major line extensions are being introduced:

   * Ultra Dry Roll-On, which is quick drying and non-sticky. This product should help strengthen the number one share of market in the roll-on business that BAN currently enjoys.

   * Ultra Dry Solid Stick, which goes on clear and keeps you dry. While the solid stick segment of the category represents over 60% of sales, there are no other ultra dry sticks that go on clear.

BAN is being repackaged in the spring of 1999 to provide a more consistent and contemporary image and an improved shelf presence. As a complement to its strong 1999 marketing plan, BAN will be supported with a record breaking level of national television and radio advertising that is comparable with the levels of the market leaders.

FACIAL CLEANSERS AND MASQUES

Within the skin care category, the Company competes in the $480 million facial cleanser category with its PHISODERM brand and in the $30 million facial masque sub-segment with MUDD Spa Treatment Masque products.

PHISODERM is a specialty facial cleanser positioned as the daily prescription for healthy skin. The dermatologist developed, pH balanced formulas are available in four different varieties of liquid, a bar product and a cleansing puff product. The liquids are available in Normal to Dry, Normal to Oily, Sensitive Skin and for Baby. In 1998 PHISODERM facial cleansers drove consumer awareness as well as solid sales growth through a year round testimonial radio campaign. The effort allowed PHISODERM to claim the dominant share of voice for facial cleansers on radio and laid the groundwork for expansion in 1999. In 1999 PHISODERM will introduce contemporary packaging and two line extensions: PHISODERM 4 Way Daily Acne Cleanser, which will compete in the $80 million acne cleanser category, and the new PHISODERM Kids Bar which targets toddlers with a PHISODERM quality bar in a playful, floatable animal soap dish.

In 1998 MUDD focused advertising on promoting its revolutionary 5 Minute Masque in print ads in women's magazines. In 1999 MUDD plans two key initiatives: a permanent bonus size in bold new packaging and the new MUDD Aromatherapy Self-Heating Deep Cleanser.

SEASONALS

The Company competes in three seasonal product categories: suncare, spray-on hair lighteners and chlorine removal haircare. The Company competes in the $285 million suncare category among products with a sun protection factor (SPF) of greater than 15 with the BULLFROG Sunblock line. SUN-IN competes in the $12 million spray-on hair lightener category, while ULTRASWIM Shampoo, Conditioner, Soap and Shower Gel dominate the small chlorine removal category.

BULLFROG Sunblock is positioned as the ultimate waterproof sunblock and is an essential sun protection product for an outdoor active lifestyle. BULLFROG Sunblock products are available in ten unique gels and lotions and provide all-day protection in or out of the water. In 1998 BULLFROG enjoyed its strongest year ever as a result of strong support by several accounts.

Across all classes of trade, BULLFROG was the fastest growing high protection
sunblock, charting retail sales growth in excess of 19%.   In 1998, growth
was also fueled by the introduction of BULLFROG for Babies SPF 45 and BULLFROG SUPERBLOCK SPF 45. In 1999 BULLFROG will continue the momentum with the introduction of BULLFROG MAGICBLOCK SPF 30, a disappearing green lotion product, and BULLFROG QUIK STICK SPF 36, which is the highest protection product in the lipcare sub-segment of the sun protection category. BULLFROG drives consumer awareness with national radio advertising during an expanded summer schedule.

SUN-IN, which is available in three formulas (Super, Super With Lemon, and for Men), enjoyed renewed interest by consumers in the spray-on category and strong brand growth. In 1998, SUN-IN introduced dramatic new packaging that accented its leading position in the category and a promotional buy-one-get-one-free pack. Both efforts were successful in growing sales by almost 20% at retail. In 1999, SUN-IN will capitalize on new levels of consumer interest with an innovative line extension: SUN-IN Super Streaks, a hair highlighter in a clear gel base. SUN-IN Super Streaks will be advertised through seasonal teen radio advertising.

ULTRASWIM has been the gold standard for chlorine removal from hair and skin since its introduction in the early 1980's. The ULTRASWIM product line includes shampoo, conditioner, soap and shower gel. In 1998, ULTRASWIM retained its leadership position and achieved solid retail sales growth despite a major competitive product launch. The key elements of the 1998 program were the introduction of a sporty new bottle and package graphics, reformulation of the shampoo and conditioner as ULTRASWIM Shampoo Plus and ULTRASWIM Ultra Repair Conditioner. A targeted print advertising campaign to competitive, fitness and recreational swimmers was also continued in 1998. Sampling and event marketing are additional ongoing efforts driving awareness of the ULTRASWIM brand.


INTERNATIONAL MARKET OVERVIEW


EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products is performed principally in the U.K. with a limited number of ingredients purchased from Chattem. Chattem (U.K.) employs its own sales force in the United Kingdom while exclusive distributors are used to market and sell its products on the Western European Continent. Due to the difficulty and expense involved in the registration of OTC pharmaceuticals in Europe, the unit markets exclusively the Company's toiletry and skin care products. Chattem's products in Europe include SUN-IN, a range of MUDD face and body products, and ULTRASWIM. CORNSILK is sold under a licensing arrangement with another company. SPRAY BLOND Spray-In Hair Lightener is only marketed on the continent.

CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario which markets and distributes Chattem's consumer products throughout Canada.
The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include BAN, GOLD BOND, PAMPRIN, FLEXALL, MUDD, SUN-IN, ULTRASWIM and PHISODERM.

U.S. EXPORT

The U.S. Export division services various distributors primarily located in the Caribbean and Central and South America. The Company sells BAN, ICY HOT, GOLD BOND, PAMPRIN, MUDD, and PHISODERM into these markets with the primary focus being the development of its OTC healthcare products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following analysis of the financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

GENERAL
Fiscal 1998 was highlighted by the purchase of BAN, the issuance of $200,000,000 of senior subordinated notes, the sale of CORNSILK and the acquisition of certain products from Thompson Medical Company, Inc. and related refinancing of senior debt that occurred shortly after the end of Company's 1998 fiscal year.

On March 24, 1998, the Company acquired the BAN line of antiperspirant and deodorant products from Bristol-Myers Squibb Company for a purchase price of approximately $165,000,000, plus assumed liabilities. The Company acquired the BAN trademarks, formulae, certain patents pertaining to antiperspirant/deodorant technology, technical information, inventory, manufacturing equipment and packaging related assets used in the manufacture of BAN, but not the right to sell BAN in Japan.

Also on March 24, 1998, the Company issued at par value $200,000,000 of 8.875% Senior Subordinated Notes due 2008 (the "Notes") and entered into an amended and restated senior secured bank credit agreement. The proceeds of the Notes offering were used to fund the BAN purchase and related fees and expenses, repay revolving bank indebtedness and provide additional working capital.

On May 12, 1998, the Company sold the CORNSILK oil control makeup brand to Del Laboratories, Inc. for $10,750,000 plus inventories and the assumption of certain liabilities. The Company sold, at a gain of $9,548,000, CORNSILK trademarks, formulae, technical information, inventory and other related assets, but will continue to operate the CORNSILK business in the United Kingdom pursuant to a license agreement. The Company used the net proceeds from the sale to reduce bank indebtedness.

During the year ended November 30, 1998, the Company prepaid previously outstanding long-term bank debt and a portion of its 12.75% Senior Subordinated Notes. In connection with the prepayment of those borrowings, the Company recorded an extraordinary loss of $2,859,000 (net of income taxes), or $.29 per share. The loss primarily related to the write-off of debt issuance costs.

The Company experienced an increase in net sales, operating income and income before extraordinary loss for the year ended November 30, 1998. Net sales increased $76,829,000, or 53.6%, to $220,064,000 from $143,235,000 in 1997.
Operating income increased $19,716,000, or 77.3%, to $45,219,000 from $25,503,000 in 1997. Income before extraordinary loss increased $10,873,000, or 149.9%, to $18,128,000 from $7,255,000 in 1997. Net income, which includes extraordinary charges of $2,859,000 and $1,370,000 in 1998 and 1997, respectively, relating to the early extinguishment of debt in those respective years, increased $9,384,000, or 159.5%, to $15,269,000 from $5,885,000 in fiscal year 1997.

In fiscal year 1998, earnings per share before extraordinary loss increased $1.06, or 132.5%, to $1.86 while earnings per share after the extraordinary loss increased $.92, or 141.5%, to $1.57 when compared to the 1997 fiscal year.

The results of operations for fiscal year 1998 reflect a full year of operations of the SUNSOURCE product line, which was acquired in mid-1997, approximately eight months' operations of the BAN brand, which was purchased in March 1998 and approximately five and one half months of the CORNSILK brand, which was sold in May, 1998.

The Company will continue to seek sales increases through a combination of acquisitions and internal growth while maintaining high operating income levels. As previously high growth brands mature, sales increases will become more dependent on acquisitions and the development of successful line extensions. During the year ended November 30, 1998, new additions to the GOLD BOND (Medicated Lotion), BULLFROG (for Babies and SUPERBLOCK SPF45), HERPECIN-L (jar lip balm) and SUNSOURCE (HARMONEX) product lines were introduced.

RESULTS OF OPERATIONS

The following table sets forth, for income before extraordinary loss and for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales:

                                              YEAR ENDED NOVEMBER 30,
                                            --------------------------
                                             1998      1997      1996
                                            ------    ------    ------
NET SALES                                   100.0%    100.0%    100.0%
                                            ------    ------    ------
COST AND EXPENSES:
   Cost of sales                              27.7      27.4      29.5
   Advertising and promotion                  39.3      39.2      38.3
   Selling, general and administrative        12.4      15.6      18.2
                                            ------    ------    ------
     Total costs and expenses                 79.4      82.2      86.0
                                            ------    ------    ------

INCOME FROM OPERATIONS                        20.6      17.8      14.0
                                            ------    ------    ------

OTHER INCOME (EXPENSE):
   Interest expense                          (12.1)    (11.1)    (11.3)
   Investment and other income                  .4       1.2       1.2
   Gain on product divestitures                4.3        --        .8
                                            ------    ------    ------
     Total other income (expense)             (7.4)     (9.9)     (9.3)
                                            ------    ------    ------

INCOME BEFORE INCOME TAXES                    13.2       7.9       4.7

PROVISION FOR INCOME TAXES                     4.9       2.8       1.5
                                            ------    ------    ------

INCOME BEFORE EXTRAORDINARY LOSS               8.3%      5.1%      3.2%
                                            ======    ======    ======



FISCAL 1998 COMPARED TO FISCAL 1997

Net sales for the year ended November 30, 1998 increased $76,829,000, or 53.6%, to $220,064,000 from $143,235,000 for the previous fiscal year. The increase consisted of a $71,787,000, or 56.1%, increase in domestic consumer products sales from $128,024,000 in 1997 to $199,811,000 in 1998 and an increase of
$5,042,000, or 33.1%, in international sales to $20,253,000 from $15,211,000.

For domestic consumer products, sales of the BAN, SUNSOURCE and GOLD BOND products accounted for the majority of the sales increase in 1998. Sales increases were also realized for the PAMPRIN, SUN-IN and BULLFROG brands. Sales declines were recognized for FLEXALL, ICY HOT, NORWICH Aspirin, MUDD and PHISODERM. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in the volume of unit sales of the particular brands.

The increase in sales of the GOLD BOND brand was due primarily to the introduction of the lotion line extension in 1998 and also to growth of the existing business. The sales increases for the PAMPRIN and BULLFROG product lines were principally the result of increased marketing expenditures. Also for the BULLFROG brand, the introduction of two new products and a new major customer had a favorable impact on that product line's 1998 sales. The BAN brand was acquired in March 1998 and the SUNSOURCE product line was purchased in June 1997.

The sales declines for the FLEXALL, ICY HOT, MUDD and PHISODERM brands were principally the result of decreased advertising and promotional support. CORNSILK was sold in May 1998. The modest sales declines experienced by certain of the other domestic products were essentially due to increased competition in their respective categories, the maturation of these brands and, in certain cases, reduced marketing expenditures.

In fiscal 1998, sales for the international consumer products segment increased $447,000, or 9.2%, for the Canadian operation and $1,808,000, or 19.5%, for the United Kingdom business. The BAN product line accounted for the majority of the net sales increase in Canada, while increases were also realized for the PAMPRIN, SUN-IN and GOLD BOND brands. Sales increases were realized for all of the product lines marketed by the United Kingdom operation. U.S. export sales increased $2,787,000, or 264.8%, to $3,839,000 in 1998 to $1,052,000 in 1997,
with essentially all of the increase being associated with the BAN brand. All sales variances were largely the result of changes in the volume of unit sales of the particular brands.

Cost of goods sold as a percentage of net sales in 1998 was essentially unchanged at 27.7% versus 27.4% for 1997. Cost of sales was affected by the full year favorable impact of the SUNSOURCE line which was slightly more than offset by the unfavorable impact of the BAN acquisition.

Advertising and promotion expenses increased $30,416,000, or 54.1%, to $86,592,000 in 1998 from $56,176,000 in 1997 and were 39.3% of net sales compared to 39.2% in 1997. This increase was principally associated with advertising and promotional expenses incurred in connection with the BAN product line, acquired in March 1998, a full year of the SUNSOURCE brands and the introduction of GOLD BOND Lotion. Increases in advertising and promotion in 1998 were also recorded for the PAMPRIN and BULLFROG brands.

Selling, general and administrative expenses increased $5,061,000, or 22.7%, to $27,364,000 in 1998 from $22,303,000 in 1997, but decreased as a percentage of net sales to 12.4% in 1998 as compared to 15.6% in 1997. This dollar increase was largely associated with increases in direct selling costs, freight, bad debts and field sales expenses as a result of increased sales from acquired brands and associated increases in administrative, financial and legal services.

Interest expense increased $10,742,000, or 67.4%, to $26,676,000 in 1998 from $15,934,000 in 1997 primarily as a result of increased indebtedness associated with the BAN product acquisition in March 1998 and the SUNSOURCE brand purchase in mid-1997. Interest expense is expected to increase in 1999 due to the full year impact of the higher debt levels associated with product acquisitions. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment and other income decreased $798,000, or 47.5%, to $881,000 in 1998 from $1,679,000 in 1997. The decrease was due primarily to the Company's sale of a portion of its investment in Elcat, Inc.

A gain of $9,548,000 on the sale of the CORNSILK brand was recognized in 1998.

The provision for income taxes was 37.4% of income before income taxes in 1998 as compared to 35.5% in 1997. See Note 8 of Notes to Consolidated Financial Statements.

Income before extraordinary loss increased $10,873,000, or 149.9%, to $18,128,000 in 1998 from $7,255,000 in 1997. This increase resulted primarily from increased sales and the gain on the sale of the CORNSILK brand.

FISCAL 1997 COMPARED TO FISCAL 1996

For the year ended November 30, 1997, net sales increased $24,332,000, or 20.5%, to $143,235,000 from $118,903,000 for the previous fiscal year. This increase consisted of a $23,580,000, or 22.6%, increase in domestic consumer products sales from $104,444,000 in 1996 to $128,024,000 in 1997 and an increase of
$752,000, or 5.2%, in international sales to $15,211,000 from $14,459,000.

For domestic consumer products, sales of the GOLD BOND, HERPECIN-L, ICY HOT and the SUNSOURCE products accounted for the majority of the sales increase in 1997. Sales increases were also realized for the SUN-IN and MUDD brands. Sales declines were recognized for FLEXALL, NORWICH Aspirin, CORNSILK, BULLFROG and PHISODERM. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in volume of unit sales of the particular brands.

The increase in sales of the SUN-IN brand was largely the result of increased marketing support, while the MUDD sales increase was primarily due to the addition of the 5 Minute Mask to the line in 1997 and the continuing effect of new packaging in late 1995. The sales increase of the ICY HOT brand reflected the line extension launched in early 1997 and a 68.0% increase in advertising and promotion expenditures in 1997 over 1996.

Sales declines for the remainder of the domestic products were primarily due to increased competition in their respective product categories, the maturation of these brands and in most cases reduced marketing support. The decline in sales of the BULLFROG brand reflected the loss of a major customer and the cool, wet spring experienced in 1997.

In fiscal 1997, sales for the international consumer products' segment increased $847,000, or 21.0%, for the Canadian operation but declined $252,000, or 2.6%, for the United Kingdom business. The GOLD BOND product line accounted for practically all of the net sales increase in Canada, although increases were also realized for the remainder of the product lines marketed in that country, except for ULTRASWIM and CORNSILK. Sales declines were recognized for all of the product lines marketed by the United Kingdom operation, except for MUDD. These sales decreases were largely due to a change in the United Kingdom from a dealer distribution system to one operated by the Company's U.K. subsidiary in that country. U.S. export sales increased $157,000, or 17.5%, in 1997 over 1996, with essentially all of the increase being associated with the ICY HOT brand. All sales variances were largely the result of changes in volume of unit sales of the particular brands.

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

Interest expense increased $2,540,000, or 19.0%, to $15,934,000 in 1997 from $13,394,000 in 1996 primarily as a result of increased indebtedness associated with the GOLD BOND and HERPECIN-L product acquisitions in 1996 and the SUNSOURCE brands' purchase in mid-1997.

Investment and other income increased $229,000, or 15.8%, to $1,679,000 in 1997 from $1,450,000 in 1996.

The provision for income taxes was 35.5% of income before income taxes in 1997 as compared to 32.3% in 1996. See Note 8 of Notes to Consolidated Financial Statements.

Income before extraordinary loss increased $3,451,000, or 90.7%, to $7,255,000 in 1997 from $3,804,000 in 1996. This increase resulted primarily from increased sales and a more favorable product sales mix with regard to gross margins in 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, working capital, capital expenditures, acquisitions and servicing long-term debt.

Cash provided by operating activities was $20,790,000 and $10,116,000 for 1998 and 1997, respectively. The increase in cash flows from operations from 1997 to 1998 was primarily the result of increases in net income, depreciation and amortization, accounts receivable, accounts payable and accrued liabilities.
The operating activities were favorably impacted by the acquisition of the SUNSOURCE product line in 1997 and the BAN brand in 1998.

Investing activities used cash of $161,595,000 and $32,722,000 in 1998 and 1997, respectively. The use of cash in 1998 reflected the expenditures required for the purchase of BAN, while the 1997 amount represented the purchase of the SUNSOURCE product line. In 1998, capital expenditures totaled $9,050,000 compared to $2,758,000 in 1997. The increase was due primarily to the machinery and equipment purchased as a part of the BAN acquisition and the purchase of the 68,000 square foot manufacturing and warehouse facility in Chattanooga, Tennessee. Capital expenditures are expected to be approximately $7,000,000 in fiscal 1999.

Financing activities provided cash of $138,090,000 in 1998 and $11,434,000 in 1997. In 1998, the Company financed the acquisition of BAN and repaid all revolving bank indebtedness with the proceeds from its issuance of $200,000,000
of 8.875% Senior Subordinated Notes due 2008.   In the 1997 period, the Company
financed the SUNSOURCE acquisition with the proceeds of a $95,000,000 credit agreement and with the issuance of 300,000 shares of the Company's common stock at a value of $13.50 per share to the sellers of SUNSOURCE. In December 1998 the Company financed the acquisition of the Thompson Products with the proceeds of a $165,000,000 bank credit agreement and 125,500 shares of common stock valued at approximately $39.85 per share.

In connection with certain of its acquisitions, the Company has agreed to make certain deferred payments. The Company is obligated to make additional payments, not to exceed $7.9 million in the aggregate, over a six year period from the June 1997 closing if sales of the SUNSOURCE business exceed certain levels as defined in the purchase agreement. In addition, for two new dietary supplement products introduced in the first three years following the acquisition of the SUNSOURCE business, the Company is obligated to pay a 3.5% royalty on net sales of such new products for a period of seven years. The Company is obligated to pay a royalty on HERPECIN-L equal to the greater of $214,000, or 5% of net sales, for each twelve month period ending June 30, 2003.

The following table presents certain working capital data at November 30, 1998 and 1997 or for the respective years then ended:


                     ITEM                           1998           1997
-----------------------------------------------  -----------    -----------

Working capital (current assets less
   current liabilities)                          $   684,000    $15,520,000
Current ratio (current assets divided
   by current liabilities)                              1.01           1.45
Quick ratio (cash and cash equivalents
   and receivables divided by current
   liabilities)                                          .63            .96
Average accounts receivable turnover                    6.81           5.92
Average inventory turnover                              3.57           3.17
Working capital as a percentage of total assets        0.19%          8.68%


The decrease in the current and quick ratios at November 30, 1998 as compared to November 30, 1997 was primarily due to a decrease in cash and cash equivalents and increases in current maturities of long-term debt, accounts payable and accrued liabilities.

Total debt outstanding at November 30, 1998 was $291,357,000 compared to $142,394,000 at November 30, 1997. The net 1998 increase of $148,963,000 reflects the financing of the acquisition of the BAN product line in March, 1998, offset by debt repayments from cash generated from operations, net proceeds of brand and investment sales and scheduled principal amortization. The availability of credit under the working capital line of credit is determined based on the Company's accounts receivable and inventories. The Company had $2,000,000 of outstanding borrowings on its $30,000,000 working capital line of credit as of November 30, 1998. The Company had $1,528,000 invested in highly liquid short-term investments as of November 30, 1998.

Management of the Company believes that cash generated by operations, along with funds available from its short-term, highly liquid investments and available funds under its credit facility, will be sufficient to fund the Company's current commitments and proposed operations. Also on December 21, 1998, the Company filed with the Securities and Exchange Commission a shelf registration for $250,000,000 of debt and equity securities.

YEAR 2000

The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the year 2000 date are a known risk. The Company has developed a plan to ensure its systems are compliant with the requirements to process transactions in the year 2000. The following is a status report of the Company's efforts to date for fulfilling those compliance requirements:

THE COMPANY'S STATE OF READINESS

The Company is in the process of replacing its current information technology
(IT) systems with a new fully integrated computer system to replace all hardware and software that the Company uses in its financial, manufacturing and customer services functions. The new IT system will be year 2000 compliant. Accordingly, the year 2000 compliance requirements are considered only a portion of the Company's systems replacement effort. This replacement is expected to be completed on or before December 1, 1999, the beginning of the Company's 2000 fiscal year. Although the Company believes that the new IT system will be year 2000 compliant, the Company uses third party equipment and software that may not be year 2000 compliant. If any of this software or equipment does not operate properly in the year 2000 and thereafter, the Company could be forced to make unanticipated expenditures to cure these problems, which could adversely affect the Company's business.

COST TO ADDRESS YEAR 2000 ISSUES

The total cost of the new software and implementation necessary to replace the Company's current IT system plus address the year 2000 issues is estimated to be from $1,500,000 to $2,000,000. Plan costs have been budgeted in the Company's capital expenditures budget. The projected costs are based on management's best estimates and actual results could differ as the new system is implemented. Approximately $957,000 had been expended and capitalized on this system at November 30, 1998.

RISKS OF YEAR 2000 ISSUES

The Company is in the process of execution of its formal year 2000 compliance plan and expects to achieve implementation on or before December 1, 1999.

The Company is requesting from certain of its principal customers and suppliers written statements regarding their knowledge of and plans for meeting the year 2000 compliance requirements. All respondents indicate that they have knowledge of and are in the process of fulfilling these requirements. These companies have stated that they are at various stages of completion of their compliance plans, but all have indicated that they expect to be in full year 2000 compliance by or before the end of their 1999 fiscal year.

In the event that the Company or any of its significant customers or suppliers does not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

CONTINGENCY PLANS

The Company is currently developing a "Worst Case Contingency Plan", which will include generally an environment of utilizing "Work Force", "Spreadsheet" and "Work Around" programming and procedural efforts. This contingency system will be activated by December 1, 1999. The cost of these temporary measures is estimated between $500,000 and $1,000,000.

The Company's current existing systems are fully capable (except for year 2000 date handling) of processing all present and future transactions of the business. Accordingly, no major efforts have been delayed or avoided which affect normal business operations as a result of the incomplete implementation of the year 2000 IT systems. These current systems will become the foundation of the Company's contingency system.


FOREIGN OPERATIONS

The Company's primary foreign operations are conducted through its Canadian and U.K. subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1998 and 1997, these subsidiaries accounted for 7.5% and 9.9% of total revenues, respectively, and 2.4% and 4.5% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in Canada and the U.K. or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Losses of $74,000 and $68,000 for the years ended November 30, 1998 and 1997, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The statement must be adopted by the Company on December 1, 1998. Under provisions of this statement, the Company will be required to include a financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The statement must be adopted by the Company for fiscal 1999. Under provisions of this statement, the Company will be required to modify or expand the financial statement disclosures for operating segments, products and services, and geographic areas. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits." The statement amends SFAS Nos. 87, 88 and 106. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. The Company is required to adopt SFAS No. 132 for fiscal 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No.133,
"Accounting for Derivative Instruments and Hedging Activities."   SFAS No.133
established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No.133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No.133 is effective for fiscal years beginning after June 15, 1999. A company may also implement SFAS No.133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No.133 cannot be applied retroactively. SFAS No.133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998).

The Company has not yet quantified the impacts of adopting SFAS No.133 on its financial statements and has not determined the timing of or method of its adoption of SFAS No.133. However, SFAS No.133 could increase volatility in earnings and other comprehensive income.

SEASONALITY

During recent fiscal years, the Company's first quarter's net sales and gross profit have trailed the other fiscal quarters on average from 25% to 35% because of slower sales of domestic seasonal and international consumer products and the relative absence of promotional campaigns during this quarter. As a result of the Company's acquisitions of BAN and the Thompson Products, seasonality should not be as pronounced as in years past; however, because of seasonal products, net sales and gross profit during the first fiscal quarter will continue to trail the other fiscal quarters.

FORWARD LOOKING STATEMENTS

The Company may from time to time make written and oral forward looking statements. Written forward looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward looking statements. The Company relies on this safe harbor in making such disclosures. The forward looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections for the Company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. The Company undertakes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions regarding forward looking statements include, but are not limited to, risks related to acquisitions; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; constraints resulting from financial condition of the Company, including the degree to which the Company is leveraged, debt service requirements and restrictions under bank loan agreements and indentures; government regulation; risks of loss of material customers; public perception regarding our products; dependence on third party manufacturers; reliance on brands and intellectual property concerns; availability of raw materials; environmental matters; product liability and insurance; year 2000; and other risks described in the Company's Securities and Exchange Commission filings.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEAR ENDED NOVEMBER 30,
                              --------------------------------------------------------
                                 1998        1997        1996        1995       1994
                              ---------   ---------   ---------   ---------   --------
INCOME STATEMENT DATA

 NET SALES .................  $ 220,064   $ 143,235   $ 118,903   $ 100,598   $ 94,370

 OPERATING COSTS AND
     EXPENSES ..............    174,845     117,732     102,214      86,130     81,830
                              ---------   ---------   ---------   ---------   --------

 INCOME FROM OPERATIONS ....     45,219      25,503      16,689      14,468     12,540

 OTHER EXPENSE, NET ........    (16,247)    (14,255)    (11,069)    (10,858)    (9,248)
                              ---------   ---------   ---------   ---------   --------

 INCOME FROM CONTINUING
     OPERATIONS BEFORE
     INCOME TAXES AND
     EXTRAORDINARY LOSS ....     28,972      11,248       5,620       3,610      3,292

 PROVISION FOR INCOME
     TAXES .................     10,844       3,993       1,816       1,285      1,182
                              ---------   ---------   ---------   ---------   --------

 INCOME FROM CONTINUING
     OPERATIONS BEFORE
     EXTRAORDINARY LOSS ....  $  18,128   $   7,255   $   3,804   $   2,325   $  2,110
                              =========   =========   =========   =========   ========

PER SHARE DATA

 INCOME PER DILUTED SHARE
     FROM CONTINUING
     OPERATIONS BEFORE
     EXTRAORDINARY LOSS ....  $    1.86   $     .80   $     .47   $     .32   $    .29

BALANCE SHEET DATA
  (At End of Period)

  TOTAL ASSETS .............  $ 369,012   $ 178,744   $ 152,183   $  83,410   $ 85,442

  LONG-TERM DEBT, less
     current maturities ....  $ 273,913   $ 133,475   $ 127,438   $  78,089   $ 94,486

MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:

                                 1998                             1997
                           -----------------                ----------------
QUARTER ENDED:             HIGH        LOW                  HIGH       LOW
                           -----------------                ----------------
February ...............   23 5/8     12 7/8                10         8 1/8
May ....................   30 1/2     19 3/8                10 7/8     8
August .................   33 7/8     18 5/8                18 3/4    10 1/4
November ...............   43 1/8     18 5/8                20 5/8    14 3/8

Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 26, 1999.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1998 AND 1997
                                 (IN THOUSANDS)

ASSETS                                                          1998      1997
                                                              --------  --------

CURRENT ASSETS:
  Cash and cash equivalents ................................  $  2,076  $  4,858
  Accounts receivable, less allowance for doubtful accounts
   of $775 in 1998 and $500 in 1997 ........................    36,581    28,078
  Deferred income taxes ....................................     3,049     1,864
  Inventories ..............................................    19,606    14,493
  Prepaid expenses and other current assets ................       784       679
                                                              --------  --------
      Total current assets .................................    62,096    49,972
                                                              --------  --------

PROPERTY, PLANT AND EQUIPMENT, NET .........................    18,146    10,988
                                                              --------  --------
OTHER NONCURRENT ASSETS:
  Investment in Elcat, Inc. ................................     3,102     6,640
  Patents, trademarks and other purchased
    product rights, net ....................................   272,226   104,972
  Debt issuance costs, net .................................    10,091     3,118
  Other ....................................................     3,351     3,054
                                                              --------  --------
      Total other noncurrent assets ........................   288,770   117,784
                                                              --------  --------

         TOTAL ASSETS ......................................  $369,012  $178,744
                                                              ========  ========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1998 AND 1997
                                 (IN THOUSANDS)

LIABILITIES AND SHAREHOLDERS' EQUITY                              1998        1997
                                                               ---------   ---------
CURRENT LIABILITIES:
  Current maturities of long-term debt ......................  $  17,444   $   8,919
  Accounts payable ..........................................     12,733       9,319
  Payable to bank ...........................................      1,026       2,618
  Accrued liabilities .......................................     30,209      13,596
                                                               ---------   ---------
    Total current liabilities ...............................     61,412      34,452
                                                               ---------   ---------

LONG-TERM DEBT, less current maturities .....................    273,913     133,475
                                                               ---------   ---------

DEFERRED INCOME TAXES .......................................      6,826       3,290
                                                               ---------   ---------

OTHER NONCURRENT LIABILITIES ................................      2,110       3,157
                                                               ---------   ---------

COMMITMENTS AND CONTINGENCIES  (Notes 5, 10 and 12)

SHAREHOLDERS' EQUITY:
  Preferred shares, without par value, authorized 1,000,
    none issued .............................................         --          --
  Common shares, without par value, authorized 20,000, issued
    9,574 in 1998 and 9,082 in 1997 .........................      1,994       1,945
  Paid-in surplus ...........................................     69,068      63,975
  Accumulated deficit .......................................    (44,960)    (60,229)
                                                               ---------   ---------
                                                                  26,102       5,691
  Foreign currency translation adjustment ...................     (1,351)     (1,321)
                                                               ---------   ---------
     Total shareholders' equity .............................     24,751       4,370
                                                               ---------   ---------
          TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY ............................................  $ 369,012   $ 178,744
                                                               =========   =========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       1998        1997        1996
                                                    ---------   ---------   ---------
NET SALES ........................................  $ 220,064   $ 143,235   $ 118,903
                                                    ---------   ---------   ---------

COSTS AND EXPENSES:
  Cost of sales ..................................     60,889      39,253      35,120
  Advertising and promotion ......................     86,592      56,176      45,512
  Selling, general and administrative ............     27,364      22,303      21,582
                                                    ---------   ---------   ---------
    Total costs and expenses .....................    174,845     117,732     102,214
                                                    ---------   ---------   ---------

INCOME FROM OPERATIONS ...........................     45,219      25,503      16,689
                                                    ---------   ---------   ---------

OTHER INCOME (EXPENSE):
  Interest expense ...............................    (26,676)    (15,934)    (13,394)
  Investment and other income, net ...............        881       1,679       1,450
  Gain on product divestitures ...................      9,548          --         875
                                                    ---------   ---------   ---------
    Total other income (expense) .................    (16,247)    (14,255)    (11,069)
                                                    ---------   ---------   ---------

INCOME BEFORE INCOME TAXES AND
    EXTRAORDINARY LOSS ...........................     28,972      11,248       5,620

PROVISION FOR INCOME TAXES .......................     10,844       3,993       1,816
                                                    ---------   ---------   ---------

INCOME BEFORE EXTRAORDINARY LOSS .................     18,128       7,255       3,804

EXTRAORDINARY LOSS ON EARLY
    EXTINGUISHMENT OF DEBT, NET OF INCOME
    TAXES (Note 5) ...............................     (2,859)     (1,370)       (532)
                                                    ---------   ---------   ---------

NET INCOME .......................................  $  15,269   $   5,885   $   3,272
                                                    =========   =========   =========

COMMON SHARES:

    Weighted average number outstanding (basic) ..      9,374       8,793       8,052
                                                    =========   =========   =========

    Weighted average and dilutive potential number
     outstanding .................................      9,735       9,123       8,143
                                                    =========   =========   =========

NET INCOME (LOSS) PER COMMON SHARE:
  Basic:
    Income before extraordinary loss .............  $    1.93   $     .83   $     .47
    Extraordinary loss ...........................       (.30)       (.16)       (.06)
                                                    ---------   ---------   ---------
          Total basic ............................  $    1.63   $     .67   $     .41
                                                    =========   =========   =========
  Diluted:
     Income before extraordinary loss ............  $    1.86   $     .80   $     .47
     Extraordinary loss ..........................       (.29)       (.15)       (.07)
                                                    ---------   ---------   ---------
          Total diluted ..........................  $    1.57   $     .65   $     .40
                                                    =========   =========   =========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                          Minimum      Foreign
                                                                          Pension      Currency
                                           Common  Paid-in  Accumulated  Liability   Translation
                                           Shares  Surplus    Deficit    Adjustment   Adjustment    Total
                                           ------  -------    -------    ----------   ----------    -----
Balance, November 30, 1995 ..............  $1,519  $52,099   $(69,386)     $  --       $(1,653)    $(17,421)
  Net income ............................      --       --      3,272         --            --        3,272
  Stock options exercised ...............      63      223         --         --            --          286
  Issuance of common shares .............     261    6,239         --         --            --        6,500
  Foreign currency translation adjustment      --       --         --         --           295          295
  Minimum pension liability adjustment ..      --       --         --       (112)           --         (112)
                                           ------  -------   --------      -----       -------     --------
Balance, November 30, 1996 ..............   1,843   58,561    (66,114)      (112)       (1,358)      (7,180)
  Net income ............................      --       --      5,885         --            --        5,885
  Stock options exercised ...............      25      962         --         --            --          987
  Stock warrants exercised ..............      15      464         --         --            --          479
  Issuance of common shares .............      62    3,988         --         --            --        4,050
  Foreign currency translation
    adjustment ..........................      --       --         --         --            37           37
  Minimum pension liability
    adjustment ..........................      --       --         --        112            --          112
                                           ------  -------   --------      -----       -------     --------
Balance, November 30, 1997 ..............   1,945   63,975    (60,229)        --        (1,321)       4,370

  Net income ............................      --       --     15,269         --            --       15,269
  Stock options exercised ...............      28    3,699         --         --            --        3,727
  Stock warrants exercised ..............      21    1,394         --         --            --        1,415
  Foreign currency translation
    adjustment ..........................      --       --         --         --           (30)         (30)
                                           ------  -------   --------      -----       -------     --------
Balance, November 30, 1998 ..............  $1,994  $69,068   $(44,960)     $  --       $(1,351)    $ 24,751
                                           ======  =======   ========      =====       =======     ========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                      1998       1997       1996
                                                                   ---------   --------   --------
OPERATING ACTIVITIES:
    Net income ..................................................  $  15,269   $  5,885   $  3,272
    ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
       OPERATING ACTIVITIES:
          Depreciation and amortization .........................      9,827      6,381      4,829
          Deferred income tax provision .........................      2,351      1,120      1,797
          Gain on product divestitures ..........................     (9,548)        --       (875)
          Gain on sale of trading securities ....................         --         --       (452)
          Gain on termination of interest rate cap ..............         --         --       (281)
          Extraordinary loss on early extinguishment of debt, net      2,859      1,370        532
          Dividend receivable from Elcat, Inc ...................       (462)      (656)      (656)
          Other, net ............................................        (28)      (106)      (379)
          CHANGES IN OPERATING ASSETS AND LIABILITIES:
              Accounts receivable ...............................    (12,054)    (5,140)    (3,063)
              Inventories .......................................      1,836     (2,401)       745
              Prepaid expenses and other current assets .........       (102)     3,034     (2,878)
              Accounts payable and accrued liabilities ..........     10,842        629       (185)
                                                                   ---------   --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES .................     20,790     10,116      2,406
                                                                   ---------   --------   --------
INVESTING ACTIVITIES:
   Purchases of property, plant and equipment ...................     (9,050)    (2,758)    (1,785)
   Proceeds from sale of investments ............................      4,000         --        452
   Proceeds from product divestitures ...........................     11,965         --      1,000
   Proceeds from notes and sales of assets ......................      1,085         75        253
   Purchases of patents, trademarks and other product rights ....   (168,402)   (29,293)   (43,048)
   Increase in other assets .....................................     (1,193)      (746)    (4,128)
                                                                   ---------   --------   --------
     NET CASH  USED IN INVESTING ACTIVITIES .....................   (161,595)   (32,722)   (47,256)
                                                                   ---------   --------   --------
FINANCING ACTIVITIES:
   Repayment of long-term debt ..................................   (145,028)   (76,636)   (15,032)
   Proceeds from long-term debt .................................    291,365     87,500     67,944
   Change in payable to bank ....................................     (1,592)       908        526
   Proceeds from issuance of common stock, net ..................         --         --      5,500
   Exercise of stock options and warrants .......................      3,316      1,274        286
   Debt issuance costs ..........................................     (9,971)    (1,612)    (2,099)
                                                                   ---------   --------   --------
      NET CASH PROVIDED BY  FINANCING ACTIVITIES ................    138,090     11,434     57,125
                                                                   ---------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS ........................................        (67)       (10)       129
                                                                   ---------   --------   --------
CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year .............................     (2,782)   (11,182)    12,404
   At beginning of year .........................................      4,858     16,040      3,636
                                                                   ---------   --------   --------
   At end of year ...............................................  $   2,076   $  4,858   $ 16,040
                                                                   =========   ========   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1) NATURE OF OPERATIONS

            Chattem, Inc. and its wholly-owned subsidiaries (the Company) manufacture and market branded consumer products consisting primarily of over-the-counter pharmaceuticals, antiperspirants and deodorants, toiletries and skin care, and dietary supplements. The consumer products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers, and food stores in the United States and in various markets in approximately 50 countries throughout the world.

            Geographic data for 1998, 1997 and 1996 is included in the schedule of geographical information on page 43 which is an integral part of these financial statements.

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

PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 1998, 1997 and 1996 was $1,597, $1,502 and $1,352, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

            The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. Total accumulated amortization of these assets at November 30, 1998 and 1997 was $17,382 and $11,246, respectively. Amortization expense for 1998, 1997 and 1996 was $6,180, $2,877 and $2,086, respectively. Royalty expense related to other purchased product rights for 1998, 1997 and 1996 was $523, $522 and $1,140, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

DEBT ISSUANCE COSTS

            The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $986, $490 and $498 in 1998, 1997 and 1996, respectively. Accumulated amortization of these costs was $1,814 and $1,004 at November 30, 1998 and 1997, respectively.

PAYABLE TO BANK

            Payable to bank includes checks outstanding in excess of certain cash balances.

REVENUE RECOGNITION

            Revenue is recognized when the Company's products are shipped to its customers.

RESEARCH AND DEVELOPMENT

            Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,369, $1,207 and $1,117 in 1998, 1997 and 1996, respectively.

ADVERTISING EXPENSES

            The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Advertising expense for 1998, 1997 and 1996 was $44,386, $29,923 and $22,789, respectively. At November 30, 1998 and
1997, the Company reported $646 and $1,066, respectively, of advertising paid for in 1998 and 1997 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

            In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 changes the criteria for reporting earnings per share (EPS) by replacing primary EPS with basic EPS and fully diluted EPS with diluted EPS. The Company adopted SFAS No. 128 on December 1, 1997. All prior periods' EPS data have been restated. The impact of adopting SFAS No. 128 did not have a material impact on EPS for any period presented.

            For the years ended November 30, 1998, 1997 and 1996, the weighted average and dilutive potential common shares outstanding consisted of the following:

                                                          1998     1997     1996
                                                         -----    -----    -----
Weighted average common shares
   outstanding ......................................    9,374    8,793    8,052
Dilutive potential shares:
    Stock options ...................................      332      207       54
    Warrants ........................................       29      123       37
                                                         -----    -----    -----
Weighted average and dilutive potential common
   shares outstanding ...............................    9,735    9,123    8,143
                                                         =====    =====    =====

FOREIGN CURRENCY TRANSLATION

            Assets and liabilities of the Company's Canadian and U.K. subsidiaries are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

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

CONCENTRATIONS OF CREDIT RISK

            Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable, short-term cash investments and the investment in Elcat, Inc. (Note 3). The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 17%, 16% and 16% of sales in 1998, 1997 and 1996, respectively. No other customer exceeded 10% of the Company's sales in 1998, 1997 or 1996. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

RECENT ACCOUNTING PRONOUNCEMENTS

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The statement must be adopted by the Company on December 1, 1998. Under provisions of this statement, the Company will be required to include a financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The statement must be adopted by the Company for fiscal 1999. Under provisions of this statement, the Company will be required to modify or expand the financial statement disclosures for operating segments, products and services and geographic areas. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

            In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The statement amends SFAS Nos. 87, 88 and 106. SFAS No. 132 revises employer's disclosures about pension and other post retirement benefit plans. The Company is required to adopt SFAS No. 132 for fiscal 1999.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement SFAS No.133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1999).

The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing of or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

RECLASSIFICATIONS

            Certain prior year amounts have been reclassified to conform to the current period's presentation.

(3) INVESTMENT IN ELCAT, INC.

            As part of the consideration for the sale of the Company's specialty chemicals division in 1995, the Company received 40,000 shares of 13.125% cumulative, convertible preferred stock of Elcat, Inc. (the Elcat Preferred Shares) having a total par value of $5,000.

            In 1998, Elcat, Inc. (Elcat) redeemed 22,960 of these shares for $4,000 ($2,870 par value and $1,130 accumulated dividends). The remaining 17,040 Elcat Preferred Shares are nonvoting and convertible, in whole or in part, into a 8.95% ownership interest in Elcat. At the option of Elcat, the Elcat Preferred Shares may be redeemed, in whole or in part, at par value ($125 per share) plus any accrued and unpaid dividends. If all of the outstanding Elcat Preferred Shares are not converted or redeemed on or before April 1, 2005, Elcat is obligated to redeem all of the then outstanding Elcat Preferred Shares at par value plus any accrued and unpaid dividends.

            This investment is classified as held-to-maturity and is accounted for using the cost method of accounting. As Elcat stock is not publicly traded in the open market and a market price is not readily available, it is not practicable to estimate the fair value of the investment in Elcat at November 30, 1998. In the opinion of management, however, the fair value of this investment is in excess of its carrying value as of November 30, 1998.

(4) PENSION PLANS

            The Company has a noncontributory defined benefit pension plan (the Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 1998 and 1997 were invested primarily in United States government and agency securities and corporate debt and equity securities.

            Pension cost for the years ended November 30, 1998, 1997 and 1996 included the following components:

                                                          1998    1997    1996
                                                        -------   -----   -----

Service cost (benefits earned during the
  period) ............................................  $   661   $ 545   $ 610
Interest cost on projected benefit obligation ........      739     741     775
Actual return on plan assets .........................   (3,226)   (845)   (637)
Net amortization and deferral ........................    2,677     365     107
                                                        -------   -----   -----
Net pension cost .....................................  $   851   $ 806   $ 855
                                                        =======   =====   =====

            In addition to net pension cost, a net lump-sum settlement loss of $598 was recorded in 1996 related to lump-sum distributions to certain employees. This expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

            The following table sets forth the funded status of the Plan as of November 30, 1998 and 1997:

                                                              1998       1997
                                                            --------   --------

Actuarial present value of benefit obligations:
  Vested benefit obligation ..............................  $  7,462   $  7,108
  Nonvested benefit obligation ...........................       103         57
                                                            --------   --------
    Accumulated benefit obligation .......................  $  7,565   $  7,165
                                                            ========   ========

Plan assets at fair market value .........................  $  9,879   $  6,471
Projected benefit obligation .............................   (11,275)   (11,072)
                                                            --------   --------
Plan assets less than projected benefit obligation .......    (1,396)    (4,601)
Unrecognized net loss ....................................     1,043      4,186
Unrecognized prior service cost ..........................      (115)      (131)
Unrecognized initial asset ...............................      (227)      (369)
                                                            --------   --------
Pension liability recognized in balance sheets
  at end of year .........................................  $   (695)  $   (915)
                                                            ========   ========

            The discount rates used in determining the actuarial present value of the projected benefit obligation were 6.75% and 7.5% in 1998 and 1997, respectively. The rates of increase in future compensation levels used were 4.0% and 5.0% in 1998 and 1997, respectively. The expected long-term rate of return on plan assets was 9.0% in 1998 and 1997.

            In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an additional liability at November 30, 1996 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. At November 30, 1997, the unrecognized prior service cost exceeded the minimum liability, and the minimum pension liability was eliminated.

            The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 10% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $148, $155 and $120 in 1998, 1997 and 1996, respectively.

(5) LONG-TERM DEBT

            Long-term debt consisted of the following at November 30, 1998 and 1997:

                                                               1998       1997
                                                             --------   --------
Revolving line of credit payable to banks at variable
   rates (8.23% at November 30, 1998) ....................   $  2,000   $ 13,000
Term loans payable to banks at variable rates
   (8.34% weighted average at November 30, 1998) .........     40,514     63,683
8.875% Senior Subordinated Notes, due 2008 ...............    200,000         --
12.75% Senior Subordinated Notes, due 2004, net
   of unamortized discount of $808 for 1998 and
   $1,289 for 1997 .......................................     48,843     65,711
                                                             --------   --------
Total long-term debt .....................................    291,357    142,394
Less: current maturities .................................     17,444      8,919
                                                             --------   --------
Total long-term debt, net of current maturities ..........   $273,913   $133,475
                                                             ========   ========

            On March 24, 1998, the Company issued at par value $200,000 of 8.875% Senior Subordinated Notes due 2008 (the 8.875% Notes). The proceeds of the note offering were used to fund the BAN purchase and related fees and expenses, repay revolving bank indebtedness and provide additional working capital.

            The 8.875% Notes mature on April 1, 2008 and interest is payable semi-annually on April 1 and October 1 of each year. The 8.875% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 8.875% Notes, which were registered under the Securities Act of 1933, are not callable until April 1, 2003, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 8.875% Notes may require the Company to repurchase the 8.875% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 8.875% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

            The 8.875% Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments,
(v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to another person, or (viii) create additional liens.

            In conjunction with the acquisition of BAN, the Company entered into a credit agreement with a syndicate of banks, also on March 24, 1998 (the New Credit Agreement). This credit agreement was divided into a $30,000 revolving line of credit for working capital purposes, a $27,540 Term A loan, maturing on June 26, 2002, and a $34,825 Term B loan, maturing on June 14, 2003.

            The combined Term A and B loans are payable in remaining quarterly installments as follows:

            December 31, 1998 to September 30, 1999 ......    $1,488
            December 31, 1999 to March 31, 2001 ..........    $1,738
            June 30, 2001 ................................    $  777
            September 30, 2001 ...........................    $1,000
            December 31, 2001 to March 31, 2003 ..........    $3,250
            June 30, 2003 ................................    $2,861

            The Company may elect either the greater of (i) the prime rate or federal funds rate plus .5% or (ii) a floating rate or Eurodollar interest rate option applicable to the term and revolving line loans under the New Credit Agreement. The prime rate and Eurodollar interest rate options are based on a base rate plus a rate margin that fluctuates on the basis of the Company's leverage ratio.

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

            In 1994, the Company issued $75,000 of 12.75% Senior Subordinated Notes due 2004 (the 12.75% Notes) with five year warrants to purchase 417,182 shares of common stock (the Warrants). The 12.75% Notes consisted of 75,000 units, each consisting of $1,000 principal amount of the 12.75% Notes and a warrant to purchase shares of the Company's common stock (Note 9). The price of the 12.75% Notes was $73,967, or 98.6% of the original principal amount of the 12.75% Notes, resulting in a discount of $1,033. The value assigned to the Warrants was $955 (Note 9), resulting in a total original issue discount of $1,988. The proceeds of the 12.75% Notes were used to repay amounts outstanding under a prior credit agreement.

            The 12.75% Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The 12.75% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 12.75% Notes, which were registered under the Securities Act of 1933, are not callable until June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 12.75% Notes may require the Company to repurchase the 12.75% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 12.75% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

            The 12.75% Notes are issued under an indenture with an indenture trustee. The indenture places on the Company restrictions similar to those required under the terms of the indenture associated with the 8.875% Notes.

            During 1998, 1997 and 1996, the Company prepaid previously outstanding long-term debt, with funds received from refinancings, the sale of CORNSILK (Note 12) and the redemption of the Elcat Preferred Shares. During 1998, the Company also repurchased $17,349 of the 12.75% Notes. In connection with the repurchase of those borrowings, the Company incurred extraordinary losses, net of income taxes, in 1998, 1997 and 1996 of $2,859, $1,370 and $532, respectively, or $.29, $.15 and $.07 per share, respectively. These losses related to the write-off of debt issuance and other deferred costs. The 1997 amount includes costs associated with the termination of two interest rate swap agreements.

            Future maturities of long-term debt are as follows:
            1999 ..............................................  $  17,444
            2000 ..............................................      6,950
            2001 ..............................................      5,252
            2002 ..............................................     15,000
            2003 ..............................................      9,361
            Thereafter ........................................    238,158
                                                                 ---------
                                                                   292,165
            Less: unamortized discount ........................       (808)
                                                                 ---------
                                                                 $ 291,357
                                                                 =========

            The 2002 maturities include the amount outstanding under the revolving line of credit which was $2,000 as of November 30, 1998.

            Cash interest payments during 1998, 1997 and 1996 were $23,669, $15,259 and $12,710, respectively.

(6) DERIVATIVE FINANCIAL INSTRUMENTS

            On July 21, 1997, the Company entered into two interest rate swap agreements with NationsBank, N.A. in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The term of the $40,000 swap is for a five year period ending July 22, 2002. The Company will receive interest payments on the notional amount at a rate equal to the one month London Interbank Offered Rate (LIBOR) (5.62% as of November 30, 1998) and will pay interest on the same notional amount at a fixed interest rate of 6.38%. The term of the $5,000 swap is for a five year period ending July 22, 2002. The agreement may be terminated by NationsBank, N.A. at each quarterly date. The Company will receive interest payments on the notional amount at a rate equal to the three month LIBOR (5.28% as of November 30, 1998) and will pay interest on the same notional amount at a fixed interest rate of 5.62%.

            The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate swap agreements but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the agreements.

            At November 30, 1996, the Company had two interest rate swap agreements outstanding with financial institutions, each in a notional amount of $15,000. Both of these interest rate swaps were terminated in 1997 in connection with the refinancing of long-term debt (Note 5). The resulting extraordinary loss, net of tax, is included in the 1997 consolidated statement of income as part of the extraordinary loss on the early extinguishment of debt.

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

            At November 30, 1998, the estimated fair values of the revolving line of credit and the term loans payable to banks approximate the carrying amounts of such debt because the interest rates change with market interest rates.

            The estimated fair values of the 12.75% and 8.875% notes at November 30, 1998 exceeded their carrying values by approximately $6,400 and $6,082, respectively. The fair value was estimated based on quoted market prices for the same or similar issues.

            The fair values of the interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the counterparties. At November 30, 1998, the Company estimates it would have paid $1,888 to terminate the agreements.

(8) INCOME TAXES

            The provision for income taxes from income before extraordinary loss includes the following components for the years ending November 30, 1998, 1997 and 1996:

                                       1998       1997        1996
                                     -------     ------     -------
            Current:
              Federal ..........     $ 8,034     $2,639     $  (203)
              State ............         459        234         222
            Deferred ...........       2,351      1,120       1,797
                                     -------     ------     -------
                                     $10,844     $3,993     $ 1,816
                                     =======     ======     =======

            Deferred income tax assets and liabilities for 1998 and 1997 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1998 and 1997 are as follows:

                                                       1998      1997
                                                     -------   -------
            Deferred tax assets:
                 Allowances and accruals ..........  $ 2,303   $ 2,005
                 Accrued promotional expenses .....    1,316       720
                 Accrued postretirement health care
                   benefits .......................      558       559
                 Repriced stock option expense ....       --       251
                 Other ............................      643       310
                                                     -------   -------
                   Gross deferred tax assets ......    4,820     3,845
                                                     -------   -------
            Deferred tax liabilities:
                 Depreciation and amortization ....    7,829     4,486
                 Prepaid advertising ..............      252       318
                 Inventory ........................      196       190
                 Other ............................      320       277
                                                     -------   -------
                   Gross deferred tax liabilities .    8,597     5,271
                                                     -------   -------
                   Net deferred liability .........  $(3,777)  $(1,426)
                                                     =======   =======

            The difference between the provision for income taxes and the amount computed by multiplying income before income taxes and extraordinary loss by the U.S. statutory rate for the years ended November 30, 1998, 1997 and 1996 is summarized as follows:

                                                  1998      1997      1996
                                                --------   -------   -------

            Expected tax provision ...........  $ 10,140   $ 3,837   $ 1,911
            Dividend exclusion benefit .......       (85)     (178)     (140)
            State income taxes, net of federal
              income tax benefit .............       298       154       147
            Other, net .......................       491       180      (102)
                                                --------   -------   -------
                                                $ 10,844   $ 3,993   $ 1,816
                                                ========   =======   =======

            Income taxes paid in 1998, 1997 and 1996 were $1,980, $2,162 and $2,459, respectively. The Company received income tax refunds of $350, $2,719 and $215 during 1998, 1997 and 1996, respectively.

(9) SHAREHOLDERS' EQUITY

STOCK OPTIONS

            The Company adopted SFAS No. 123, "Accounting For Stock-Based Compensation," during 1997, and elected to continue to account for compensation expense under its stock option plans under APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants having exercise prices equal to or greater than the market value of the common stock at the date of grant. Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. Compensation expense recorded for stock option grants was $350 in 1998.

            The Company's 1993 Non-Statutory Stock Option Plan (1993 Plan) provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors (1994 Plans) provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. The Company's 1998 Non-Statutory Stock Option Plan (1998 Plan) provides for issuance of up to 700,000 shares of common stock to key employees. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

            For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1998 and 1997: expected dividend yield of 0%, expected volatility of 51% and 49%, risk-free interest rates of 5.42% and 6.48%, and expected lives of 6 years.

            Had compensation expense for 1998 and 1997 stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts for the years ended November 30, 1998 and 1997 as indicated below:

                                               1998      1997
                                            ---------  --------
            Net income:
               As reported ...............  $  15,269  $  5,885
               Pro forma .................  $  14,599  $  5,683

            Net income per share, basic:
               As reported ...............  $    1.63  $   0.67
               Pro forma .................  $    1.56  $   0.65

            Net income per share, diluted:
               As reported ...............  $    1.57  $   0.65
               Pro forma .................  $    1.50  $   0.62

            The pro forma effect on net income in this disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

            A summary of the activity of stock options during 1998, 1997, and 1996 is presented below (shares in thousands):

                                                 1998                   1997                 1996
                                                      Weighted               Weighted              Weighted
                                           Shares     Average     Shares     Average    Shares     Average
                                           Under      Exercise    Under      Exercise   Under      Exercise
                                           Option      Price      Option      Price     Option      Price
                                            ----       ------      ----       ------     ----       ------
Outstanding at beginning of
     year ............................       584       $ 6.75       613       $ 6.39      646       $ 7.60
          Granted ....................       470        13.89        91         9.01      318         5.07
          Exercised ..................      (292)        6.70      (120)        6.65      (44)        6.93
          Canceled ...................        --           --        --           --     (307)        7.48
                                            ----       ------      ----       ------     ----       ------
Outstanding at end of
     year ............................       762       $11.17       584       $ 6.75      613       $ 6.39
                                            ====       ======      ====       ======     ====       ======

Options exercisable at
     year-end ........................        96       $ 7.48       262       $ 7.43      221       $ 7.73
                                            ====       ======      ====       ======     ====       ======

Weighted average fair value
     of options
     granted .........................                 $ 7.69                 $ 5.24                $ 2.62
                                                       ======                 ======                ======

            A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 1998, is presented below (shares in thousands):

                                                                               Weighted
                                                                               Average
                                 Weighted        Weighted                      Exercise
   Exercise       Shares Under    Average         Average        Shares     Price of Shares
  Price Range       Option     Exercise Price  Remaining Life  Exercisable    Exercisable
---------------   -----------  --------------  --------------  -----------  ---------------
$ 4.63 - $ 5.25      145          $ 4.87            7.15            24          $ 4.86
$ 7.50 - $ 9.50      143            8.37            6.67            71            8.19
$13.50 - $18.00      469           13.78            9.16             1           18.00
$25.63 - $26.31        5           25.90            9.55            --             N/A
                     ---          ------            ----            --          ------

  Total              762          $11.17            8.31            96          $ 7.48
                     ===          ======            ====            ==          ======

PREFERRED SHARES

            The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1998 and 1997, no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

            Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1998, no contributions had been made to the plan.

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

            During 1998, 35,568 warrants were exercised to acquire 208,337 shares. During 1997, 12,030 warrants were exercised to acquire 70,464 shares. At November 30, 1998, 23,626 warrants were outstanding which, when exercised, would entitle the holders thereof to acquire an aggregate of 138,386 shares of the Company's common stock.

(10) CONTINGENCIES

GENERAL LITIGATION

            Claims, suits and complaints arise in the ordinary course of the Company's business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. In February 1999 a complaint was filed by Genderm Corporation ("Genderm") in the U.S. District Court alleging, among other things, that the formulations of CAPZASIN-P, CAPZASIN-HP and ICY HOT Arthritis Therapy Gel infringe upon a patent licensed to Genderm. The complaint requests injunctive relief, compensatory and treble damages, costs and attorneys fees. A hearing on the injunctive relief is currently scheduled for April 1999. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such pending matters (with the exception of the Genderm litigation as to which litigation management is not yet in a position to form an opinion) are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

REGULATORY

            The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by federal agencies, including the United States Food and Drug Administration (FDA). As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures which the Company uses to manufacture products. In December 1998, the FDA conducted an audit of the Company's manufacturing facility in Chattanooga, Tennessee. The FDA issued a report citing certain processes and procedures it requires the Company to change or improve. The Company has responded to the FDA's report and is in the process of complying with its requirements.

YEAR 2000 (Unaudited)

            The Company is in the process of replacing its current information technology (IT) systems with a new fully integrated computer system to replace all hardware and software that the Company uses in its financial, manufacturing and customer service functions. The new IT system will be year 2000 compliant. As a result, the year 2000 compliance requirements are considered only a portion of the Company's systems replacement effort. This replacement is expected to be completed by December 1, 1999 at a total cost of $1,500 to $2,000. Such costs are being capitalized as incurred.

            The Company is also reviewing the possible impact of the year 2000 problem on its customers and suppliers and has requested and received from a majority of its principal customers and suppliers written statements regarding their knowledge of and plans for meeting the year 2000 compliance requirements.

            The Company's business could be adversely affected should the Company or other entities with whom the Company does business be unsuccessful in completing critical modifications in a timely manner.

(11) SUPPLEMENTAL FINANCIAL INFORMATION

            Inventories consisted of the following at November 30, 1998 and 1997:

                                                            1998         1997
                                                         ---------    ---------
Raw materials and work in process ....................   $   7,903    $   9,107
Finished goods .......................................      14,113        7,850
Excess of current cost over LIFO value ...............      (2,410)      (2,464)
                                                         ---------    ---------
  Total inventories ..................................   $  19,606    $  14,493
                                                         =========    =========

            International inventories included above, valued on a lower of FIFO cost or market at November 30, 1998 and 1997, were $3,004 and $2,546, respectively.

            Property, plant and equipment consisted of the following at November 30, 1998 and 1997:

                                                            1998         1997
                                                         ---------    ---------
Land .................................................   $     140    $     138
Buildings and improvements ...........................       3,434        3,150
Machinery and equipment ..............................      29,678       23,416
Construction in progress .............................       2,900        2,221
Less -- accumulated depreciation .....................     (18,006)     (17,937)
                                                         ---------    ---------
  Property, plant and equipment, net .................   $  18,146    $  10,988
                                                         =========    =========

            Accrued liabilities consisted of the following at November 30, 1998 and 1997:

                                                            1998         1997
                                                         ---------    ---------
Accrued interest expense .............................   $   5,969    $   4,119
Salaries, wages and commissions ......................       2,850        1,696
Promotion expense ....................................       8,896        2,840
Product acquisitions .................................       3,290        1,489
Accrued pension benefits .............................         700          435
Accrued royalties ....................................       2,889        1,670
Other ................................................       5,615        1,347
                                                         ---------    ---------
  Total accrued liabilities ..........................   $  30,209    $  13,596
                                                         =========    =========

(12) ACQUISITION AND SALE OF BRANDS

            On March 24, 1998, the Company acquired the BAN line of antiperspirant and deodorant products from Bristol-Myers Squibb Company for a purchase price of approximately $165,000, plus assumed liabilities. The Company acquired the BAN trademarks, formulae, certain patents pertaining to antiperspirant /deodorant technology, technical information, inventory, manufacturing equipment and packaging related assets used in the manufacture of BAN, but not the right to sell BAN in Japan.

            The following unaudited consolidated pro forma information assumes the acquisition of BAN and related long-term borrowings had occurred on December 1, 1998 and 1997, respectively:

            PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

                                                     1998           1997
                                                   --------       --------

Net sales ..................................       $239,508       $239,387

Income before
  extraordinary loss (1) ...................         15,780         15,029

Net income .................................         12,921         13,659

Earnings per share (basic):

  Income before extraordinary
    loss ...................................           1.68           1.71

  Net income ...............................           1.38           1.55

Earnings per share (diluted):

  Income before extraordinary
    loss ...................................           1.62           1.65

  Net income ...............................           1.33           1.50

            (1) Includes gain on the sale of CORNSILK.

The pro forma consolidated results of operations include adjustments to give effect to amortization of intangible assets, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition and borrowings occurred at the beginning of the periods presented, nor is it indicative of the results that may occur in the future.

            On May 12, 1998, the Company sold the CORNSILK oil control makeup brand to Del Laboratories, Inc. for $10,750, plus inventories and the assumption of certain liabilities. The Company sold, at a gain of $9,548, CORNSILK trademarks, formulae, technical information, inventory and other related assets but will continue to operate the CORNSILK business in the United Kingdom pursuant to a license agreement. The Company used the net proceeds from the sale to reduce bank indebtedness.

            On June 26, 1997, the Company purchased certain assets of Sunsource International, Inc. and an affiliated company (SUNSOURCE) including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement (Note 5) and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE. Additional payments may be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement. In 1998, the Company paid the former owners of SUNSOURCE $2,500 and forgave $5,625 of amounts due the Company, in exchange for a 50% reduction in any future additional payments under the purchase agreement. Under the amended agreement, future additional payments may not exceed $7,875 in the aggregate.

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

(13) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS

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

            Net periodic postretirement health care benefits cost for the years ended November 30, 1998, 1997 and 1996, included the following components:

                                                           1998     1997    1996
                                                           ----     ----    ----

Service cost (benefits earned during the period) ......    $ 19     $ 29    $ 36
Interest cost on accumulated postretirement
  benefits obligation .................................      82      115     101
Amortization of net loss (gain) .......................     (18)       2      --
                                                           ----     ----    ----
Net periodic postretirement benefits cost .............    $ 83     $146    $137
                                                           ====     ====    ====

            The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's balance sheets at November 30, 1998 and 1997:

                                                              1998        1997
                                                             ------     -------
Accumulated postretirement benefits obligation:
  Retirees .............................................     $  722     $   715
  Fully eligible active plan participants ..............        246         502
  Other active participants ............................        252         377
Unrecognized net gain (loss) ...........................        210        (160)
                                                             ------     -------
Accrued postretirement health care benefits ............     $1,430     $ 1,434
                                                             ======     =======

            For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1998 and 1997. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at November 30, 1998 and 1997. A 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 1998 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 1998.

(14) SUBSEQUENT EVENT

            On December 21, 1998, the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands from Thompson Medical Company, Inc. (Thompson) for $95,000. The purchase price consisted of $90,000 cash and 125,500 shares of the Company's common stock. The cash portion of the purchase price was financed by a new senior credit facility. The new $165,000 senior credit facility consists of a $115,000 term loan and a $50,000 working capital revolving line of credit of which $21,500 was initially drawn. The proceeds of the new credit facility were used to fund the Thompson acquisition and related fees and expenses and refinance existing bank indebtedness.

            On December 21, 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission for $250,000 of debt and equity securities.

                              REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

TO CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1998 and 1997 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
January 22, 1999
(except with respect to the
 matter discussed in the
 second paragraph of Note 10
 as to which the date is
 February 19, 1999)

                              QUARTERLY INFORMATION
             (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               QUARTER ENDED
                                               --------------------------------------------
                                      TOTAL    FEBRUARY 28  MAY 31   AUGUST 31  NOVEMBER 30
                                      -----    -----------  ------   ---------  -----------
FISCAL 1998:
  Before extraordinary loss:
    Net sales ...................    $220,064    34,921     58,545    67,600      58,998
    Gross profit ................    $159,175    25,239     42,691    48,219      43,026
    Income (1) ..................    $ 18,128       609     10,069     4,391       3,059
    Income per share,
     diluted (1), (2) ...........    $   1.86       .06       1.02       .45         .31
 Total:
    Net income (1) ..............    $ 15,269       609      8,168     3,433       3,059
    Net income per share,
     diluted (1), (2) ...........    $   1.57       .06        .83       .35         .31

FISCAL 1997:
  Before extraordinary loss:
    Net sales ...................    $143,235    27,946     39,178    38,909      37,202
    Gross profit ................    $103,982    19,552     28,290    28,809      27,331
    Income ......................    $  7,255       136      3,057     2,847       1,215
    Income per share, diluted (2)    $    .80       .02        .35       .31         .13
 Total:
    Net income ..................    $  5,885       136      3,057     1,477       1,215
    Net income per share,
     diluted (2) ................    $    .65       .02        .35       .16         .13

            (1)   INCLUDES THE EFFECT OF THE DIVESTITURE OF CORNSILK.

            (2) THE SUM OF THE QUARTERLY EARNINGS PER SHARE AMOUNTS MAY DIFFER FROM ANNUAL EARNINGS PER SHARE BECAUSE OF THE DIFFERENCES IN THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE POTENTIAL SHARES USED IN THE QUARTERLY AND ANNUAL COMPUTATIONS.

                        GEOGRAPHICAL SEGMENT INFORMATION
                                 (IN THOUSANDS)

                                                  YEAR ENDED NOVEMBER 30,
                                          -------------------------------------
                                             1998          1997          1996
                                          ---------     ---------     ---------

NET SALES:
  Domestic ...........................    $ 199,811     $ 128,024     $ 104,444
  International ......................       20,253        15,211        14,459
                                          ---------     ---------     ---------
     Consolidated ....................    $ 220,064     $ 143,235     $ 118,903
                                          =========     =========     =========

OPERATING INCOME:
  Domestic ...........................    $  47,482     $  27,393     $  18,929
  International ......................        2,902         1,710         1,613
                                          ---------     ---------     ---------
     Total ...........................       50,384        29,103        20,542
 Other unallocated expenses, net (1) .      (21,412)      (17,855)      (14,922)
                                          ---------     ---------     ---------
     Income before income taxes and
         extraordinary loss ..........    $  28,972     $  11,248     $   5,620
                                          =========     =========     =========

IDENTIFIABLE ASSETS:
  Domestic ...........................    $ 357,568     $ 164,175     $ 135,238
  International ......................        8,342         7,929        10,961
                                          ---------     ---------     ---------
     Total ...........................      365,910       172,104       146,199
  Investment in Elcat, Inc. ..........        3,102         6,640         5,984
                                          ---------     ---------     ---------
     Consolidated ....................    $ 369,012     $ 178,744     $ 152,183
                                          =========     =========     =========

(1) PRINCIPALLY INTEREST EXPENSE AND CORPORATE OVERHEAD NOT ALLOCATED.