Form 10-K, Exhibit 13
period 1999-11-30
CHATTEM INC
filed 2000-02-28
CIK 19520

Message from Zan Guerry
Chairman and CEO of Chattem

         Lou Holtz said God put eyes in the front of our head so we would look forward, not backward. Chattem certainly is a forward looking company, anxious for more growth, and almost all of this annual report is focused on the future. However, given the richness of our heritage, I think a brief look back at the century and the last decade is appropriate.

HOW DOES A COMPANY SURVIVE A CENTURY

         Very few CEO's can even address the issue of how their company lasted a full century. In fact, Chattem has now existed for 120 years. In order to survive and prosper for that long, clearly a company must have a sound business strategy. Our strategy of leadership in the health and beauty markets in which we compete, unique products and strong advertising support has stood the test of time.

         A company must also be blessed with an enthusiastic, hard working, loyal workforce. I will put Chattem's employees against anyone based on these criteria. Further, a company must have a little good fortune. Chattem's growth has come almost exclusively from making acquisitions and then growing the business through advertising and line extensions. We must have other companies offer us brands to acquire at reasonable prices to be successful in executing this strategy, and generally we have been fortunate in having good acquisition candidates presented to us.

         Finally, and most important, it occurs to me that the primary reason a company thrives for over a century is about CHARACTER. Character is interesting in that we can look at people and say they have character, for example, Colin Powell, Arnold Palmer, Mother Teresa, among others, but we could spend this whole report defining what character means. My definition of character for Chattem, which its leaders, directors and employees have long demonstrated, is as follows: Character means all for one and one for all. We work as a team and large individual egos simply do not exist. We operate from a simple philosophy of "Do what is right, do your best and treat others as you wish to be treated". We live this not only in our lives at Chattem, but in our community. It is a great pleasure to lead a company that has character.

THE MAGNIFICENT DECADE

         Clearly Chattem has done many great things in its history, but in the last decade is when Chattem moved to a whole new level. Interestingly, it started with FLEXALL and Joe Namath. Although we have had many marketing successes, FLEXALL put the confidence in us that we could compete with the best. Led by FLEXALL, Chattem's earnings soared at a 37% compound rate for three years in the early 90s and our stock price increased 400% during the same period.

         In 1993 and 1994 we were tested by strong competition, the loss of a key chemicals customer and a lack of acquisitions. These were tough rebuilding years. However, starting in 1995, we went on an unprecedented growth streak in which sales tripled from $100 million to nearly $300 million in 1999, a compound growth rate of 31%. Earnings per share before extraordinary items and product divestitures grew even faster from $.32 in 1995 to $2.25 last year, a compound rate of 63%. These numbers clearly allow me to call the 1990's Chattem's magnificent decade.

1999 -- A REVIEW

         1999 was an enigmatic year. For the last two years, I have written to you that Chattem had the best years in our history. I easily could again make that claim, as we had by far the largest increase in earnings per share in history in both an absolute and a percentage basis. For the year, earnings per share before extraordinary items and product divestiture increased by 80%, or $1.00, from $1.25 to $2.25.

         In addition, our results are based on the performance of our brands and we had a number of significant successes. MUDD increased 40% led by updated packaging and the new MUDD Self-Heating Skin Cleanser. PHISODERM increased 25% due to a successful new acne cleanser. GOLD BOND continued its strong growth increasing 27% led by the new antibiotic ointment, a full year of GOLD BOND medicated lotion and growth in the powder, foot and cream products. HERPECIN-L also had an outstanding year, increasing more than 25%. Also, many of our strong profit brands, including our topical analgesics, menstrual products and BAN, had solid years. Thus, 1999 had a great number of product successes.

         There were two areas of disappointment, however, which diminished the successes of the year. From a brand perspective, we encountered significant competition against DEXATRIM and SUNSOURCE, which resulted in both being about 25% below expectations. For DEXATRIM, the major new competition came from Metabolife-Registered Trademark- and new prescription products. For SUNSOURCE, there continued to be new competition in the herbal markets from a number of sources including major pharmaceutical companies.

         The other area of disappointment was our stock price. At the beginning of the year we considered selling approximately $100 million of stock to strengthen our balance sheet and provide growth capital. The U.S. capital market's job is to allocate capital to successful companies. Given Chattem's success it is amazing and extremely discouraging that we can produce a five year 63% compound growth in earnings per share and be rewarded with a P/E of less than 10, given the extremely high P/Es of many stocks. We can still make acquisitions using the high yield and bank debt markets, but it may be preferable in some circumstances to use proceeds from the sale of equity.

FISCAL 2000 OUTLOOK*

         After five years of dynamic growth in earnings per share, 2000 appears to be one of more modest growth, in the 7-10% range. This temporary slower growth rate is due to the absence of any acquisitions in the last twelve months, continued competition, as mentioned, for DEXATRIM and SUNSOURCE, expected new competition in the deodorant market and the need to support with investment spending a number of new products.

         Our goal for 2000 and beyond is to return quickly to superior earnings growth rates. To accomplish this, we will first aggressively return to an acquisition mode. In 1999 we felt we needed to assimilate our recent acquisitions. This has been accomplished and we are presently aggressively looking for brands that fit our strategy.

         Second, we have some very exciting new product launches. We have not budgeted strong numbers for any of these, but if they prove successful, we could add meaningful growth to earnings. The four most promising product launches which will receive the bulk of our investment spending are BAN Naturals, DEXATRIM Natural, PHISODERM Blemish Patch and GOLD BOND Sensitive

Skin Lotion. Later in this report you can read in detail about these exciting launches. I will simply say that all four have very high market research scores which indicate each could be a multi-million dollar idea.

         In addition to these four big launches, we have several other important new products. SUNSOURCE is currently introducing OMNIGEST EZ, which is a seven enzyme product to help digestion. America is currently hooked on antacids or acid blockers to cover the symptoms of poor digestion. OMNIGEST EZ treats the problem naturally. Also, SUNSOURCE is introducing NEW PHASE, a phytoestrogen product for menopause.

         BULLFROG is introducing Sports Spray, which is simply the best sunblock product on the market, Sparkle Block for kids and AgeProof for seniors. In addition, late year 1999 launches, FLEXALL QUIK GEL, MUDD Self-Heating and PHISODERM Acne, will continue to receive support.

STRATEGIC PERSPECTIVE*

         To follow a decade as outstanding as the 1990's is a daunting task. However, led by our proven acquisition ability, the new products mentioned above and our marketing skills, we are committed to becoming a $500 million plus company in the coming decade.

         Our managers, directors and employees are all enthusiastic about opportunities for further growth. We are committed to bringing to you, our shareholders, another outstanding decade of growth in sales and earnings which we hope will also result in a higher stock price.

         *The statements in these sections constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

         Metabolife-Registered Trademark-is a registered trademark of Metabolife International, Inc.

CHATTEM CONSUMER PRODUCTS

DOMESTIC PRODUCT OVERVIEW

OTC HEALTH CARE PRODUCTS

MEDICATED SKIN CARE PRODUCTS

GOLD BOND is America's number one brand of medicated powder in the $41 million medicated powder category. With its unique positioning and strong brand equity, GOLD BOND has successfully extended into other skin care segments. For example, GOLD BOND cream continues to be one of the fastest growing brands in the $207 million anti-itch cream market. In addition, GOLD BOND Foot Powder and GOLD BOND Cornstarch Plus Medicated Baby Powder have added incremental sales to the franchise since their launch in 1997. In the summer of 1998, GOLD BOND entered the $1 billion hand and body lotion category with GOLD BOND Medicated Body Lotion which has quickly become a major product in the therapeutic anti-itch segment. During 2000, GOLD BOND is expanding its presence in the lotion category with the launch of GOLD BOND Fragrance Free Medicated Body Lotion, a product uniquely formulated to soothe and protect itchy skin for consumers that desire a fragrance free formula or have sensitive skin. GOLD BOND Triple Action Antibiotic Ointment was launched in early 1999 in the $190 million antibiotic ointment category. Looking to 2000, GOLD BOND will continue to benefit from record levels of advertising and consumer promotion support.

TOPICAL ANALGESICS

With the acquisition of brands from Thompson Medical in late 1998, the Company is the overwhelming leader in the $215 million topical analgesic category with its FLEXALL, ICY HOT, ASPERCREME, SPORTSCREME, CAPZASIN and ARTHRITIS HOT brands.

Positioned as "full speed relief for tough pain", FLEXALL is an aloe based topical analgesic that provides fast relief for arthritis, joint and muscle pain. The brand's current product line includes Original Vitamin E Enriched, Maximum Strength, Ultra Plus and the recently launched QUIK GEL. FLEXALL QUIK GEL is formulated to provide fast pain relief without the greasy mess inherent in old-fashioned pain rubs. FLEXALL enjoys extensive advertising support featuring NFL Hall of Famer, Joe Montana.

ICY HOT offers the most complete product form line-up in the category with a cream, a balm and the unique CHILL STICK. Heavy television advertising communicating the brand's distinctive "icy to dull the pain, hot to relax it away" positioning continues to generate consistent retail sales growth.

ASPERCREME provides clinically proven relief for arthritis pain. The brand's odor free formula has particularly strong appeal among women over fifty that are suffering from arthritis.

SPORTSCREME is targeted at the serious athlete and "weekend warrior" and provides relief from muscle aches and strains. The product has an appealing, fresh scent. For the year 2000, SPORTSCREME will benefit from increased advertising reach as the brand expands beyond the historical TV cable only media source.

CAPZASIN-P and CAPZASIN-HP contain the active ingredient doctors recommend most. During 2000 CAPZASIN will be supported by an unprecedented national radio advertising plan.

The ARTHRITIS HOT brand provides pain relief for consumers looking for a value price.

In addition, the Company competes in the $65 million internal irritation segment of the topical oral analgesic category with BENZODENT. BENZODENT is the only product specifically positioned to be applied directly to dentures to relieve pain. The product contains the maximum amount of benzocaine allowed in the category and is widely recommended by dentists. Marketing efforts are focused on providing samples to consumers when they are initially fitted for dentures, the point of entry for the category.

INTERNAL ANALGESICS

The Company competes in the $67 million menstrual pain relief category with its PAMPRIN and PREMSYN PMS brands. NORWICH Aspirin competes in the general analgesic category.

PAMPRIN, the number two brand in the category, is a combination drug specifically for relief of menstrual symptoms. Unlike ordinary pain relievers, Multi-Symptom PAMPRIN contains three active ingredients to effectively relieve multiple menstrual discomforts. Maximum Cramp Relief PAMPRIN contains two active pain medications to relieve cramps, headaches and backaches. Maximum Strength PREMSYN PMS, the third largest brand in the category, effectively relieves the physical and emotional symptoms of PMS. PAMPRIN and PREMSYN PMS are supported with a combination of television, radio and print advertising as well as point of entry sampling to teens.

NORWICH, a high quality, reasonably priced aspirin, complements the other OTC pharmaceuticals of the division. Sales and marketing support is principally focused in the northeast, midwest and west coast.

LIP CARE

The Company competes in the $57 million cold sore market with HERPECIN-L. Retail sales have increased by over 30% since 1997 as a result of a reformulation of the stick, the introduction of the jar and the execution of a national radio advertising campaign. For 2000, radio advertising has been increased to maximize support for the brand during the critical cough/cold season.

APPETITE SUPPRESSANT

DEXATRIM is a line of appetite suppressants which was acquired in December 1998. DEXATRIM is available in four different formulas including gelcaps, which were introduced in early 1999. The brand is supported through strong television advertising focusing on the safety and efficacy of DEXATRIM as a diet aid. In 2000 DEXATRIM will enter the explosive herbal diet aid category with DEXATRIM Natural. DEXATRIM Natural is a drug-free, all natural diet aid with special dual action that curbs appetite and helps the body burn fat and calories. DEXATRIM and DEXATRIM Natural will be supported through high levels of television advertising in 2000.

DIETARY SUPPLEMENTS

The Company competes in the U.S. nutritional supplement category with its SUNSOURCE line which includes GARLIQUE, REJUVEX, PROPALMEX, HARMONEX, MELATONEX, REPOSE and ECHINEX. These products are distributed primarily through the food, drug and mass merchandiser trade channels.

GARLIQUE holds a 16% share of the $80 million garlic category, and is the leader among branded garlic extract products. Clinical research on the benefits of garlic support the position of GARLIQUE as a dietary supplement for good cardiovascular health. Scientists have identified allicin as an active ingredient in garlic, and the garlic selected for GARLIQUE is the very highest in allicin yield.

REJUVEX is uniquely positioned to support menopausal comfort and healthy bones for women in the pre and post-menopausal age group. REJUVEX is a unique natural formula containing a combination of magnesium, vitamins, anti-oxidants and other important nutrients, which help meet the changing nutritional needs of women.

PROPALMEX is a leading branded product in the $43 million saw palmetto herbal category. Positioned to support prostate health in men over 40, PROPALMEX is backed by consumer promotion and extensive radio advertising. A new and improved PROPALMEX formula will ship in the first quarter of 2000. This new product adds lycopene, a powerful anti-oxidant, to clinically tested standardized saw palmetto, to provide an all natural, drug free approach to maintaining a healthy prostate.

HARMONEX is a unique combination of two herbs: St. John's Wort for emotional well-being and Siberian ginseng for physical well-being. HARMONEX competes in the St. John's Wort category now selling at the rate of $130 million per year.

The Company competes in the $33 million dollar melatonin category with MELATONEX. The brand is positioned to support a natural sleep cycle. The product uses a unique time-release delivery system, releasing melatonin as the body does, gradually, while you sleep.

REPOSE Stress Relief Formula blends kava and magnesium for relaxation with revitalizing Siberian ginseng to help the body deal with stress effectively. Vitamins B and C complete the formula by replenishing nutrients that are lost due to stress.

ECHINEX is a standardized herbal complex of echinacea, ginger and Siberian ginseng. This unique and effective combination is positioned to support a healthy immune system.

TOILETRIES AND SKIN CARE PRODUCTS

ANTIPERSPIRANTS AND DEODORANTS

The Company competes in the $1.7 billion antiperspirant and deodorant category with its BAN products which provide advanced protection from odor and wetness. Originally introduced in 1955, BAN is the number one roll-on brand in the U.S. The proven maximum strength protection of BAN is available in five advanced forms -- Original Roll-On, Clear Roll-On, Solid Stick, Clear Stick and Clear Soft Solid. The product line is supported with significant national television and radio advertising and consumer promotions. Two exciting new line extensions, BAN Ultra Dry Roll-on and BAN Ultra Dry Stick, and new packaging were introduced in the 1999 fiscal year.

FACIAL CLEANSERS AND MASQUES

Within the skin care category, the Company competes in the $718 million facial cleanser category with its PHISODERM brand and in the $30 million facial masque sub-segment with MUDD Spa Treatment masque products.

PHISODERM is a line of facial cleansers developed by dermatologists which retains an ethical, skin smart halo. The line includes a bar soap and several formulas of liquid cleansers, including one for infants. In 1999 PHISODERM added a 4-Way Daily Acne Cleanser to the line which has generated significant incremental new business to the brand. Consumer support behind the brand has been in the form of radio advertising for the base products and print advertising in teen magazines for the acne product in addition to extensive sampling of all formulas. In 2000 we anticipate further expanding the acne portion of the business with unique new line extensions.

MUDD is a line of deep cleaning, clay-based products for the face. Target consumers for MUDD are women between the ages of 18 and 49. MUDD Masque is available in four formulas and is a strong market leader in the masque category. In 1999 the masque products were repackaged in a new terra cotta design and upsized from 4 oz. to 6 oz. tubes. Also in 1999 the Company introduced MUDD Self-Heating Skin Cleanser which is a deep cleaning scrub product. MUDD Self-Heating Skin Cleanser is unique because it generates heat upon contact with water to open pores for maximum deep cleansing.

SEASONALS

The Company competes in three seasonal product categories: sun care, spray-on hair lighteners and chlorine removal haircare. The Company competes in the $325 million sun care category among products with a sun protection factor
(SPF) of greater than 15 with the BULLFROG Sunblock line. SUN-IN competes in the $12 million spray-on hair lightener category, while ULTRASWIM Shampoo, Conditioner, Soap and Shower Gel dominate the small chlorine removal category.

BULLFROG is a line of waterproof sunblocks for outdoor active consumers. The Company will continue to support the brand with a comprehensive plan which includes an active new product program, increased consumer advertising, strong promotions and targeted sampling programs. In 1999 two new products were added to the line: BULLFROG MAGIC BLOCK, a disappearing color sunblock, and BULLFROG QUIK STICK, the highest sun protection stick with aloe and vitamin E. In 2000, BULLFROG will add three new products to the line: BULLFROG QUIK GEL Sport Spray, an active sport spray version of the most popular selling BULLFROG QUIK GEL formula, BULLFROG AgeProof, a high SPF daily wear sunblock with Parsol 1789, and BULLFROG Sparkle Block, a disappearing color sunblock with sparkles.

SUN-IN is a dominant spray-in lightener in the haircare market. In 1999 SUN-IN introduced Super Streaks, a hair lightener in a gel form similar to a styling gel. This item, which offers the SUN-IN user a hair lightener with added control, has provided incremental volume to the base business. The brand is supported through strong consumer promotions executed on shelf and a seasonal radio campaign on teen radio stations.

ULTRASWIM is the gold standard of chlorine removing shampoos, conditioners, and soaps. ULTRASWIM has a unique formula that performs chlorine removal better than any comparable hair care or skin care product on the market. The company supports this brand through targeted print advertising to competitive, recreational and exercise swimmers and through event sponsorship with targeted sampling programs.

INTERNATIONAL MARKET OVERVIEW

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Thailand, Taiwan, Australia and the Middle East. Manufacturing and packaging of the products is conducted principally in the U.K. with a limited number of ingredients purchased from Chattem. Chattem (U.K.) employs its own sales force in the United Kingdom while distributors are used to market and sell its products on the Western European Continent. Due to the difficulty and expense involved in the registration of OTC health care brands in Europe, the unit markets exclusively the Company's toiletry and skin care products. Chattem's products in Europe include SUN-IN, a range of MUDD face and body products and ULTRASWIM. CORNSILK is sold under a licensing arrangement with another company. SPRAY BLOND Spray-In Hair Lightener is only marketed on the European continent.

CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario which markets and distributes certain of Chattem's consumer products throughout Canada. The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include BAN, GOLD BOND, PAMPRIN, FLEXALL, MUDD, SUN-IN, ULTRASWIM, PHISODERM, ASPERCREME and DEXATRIM.

U.S. EXPORT

The U.S. Export division services various distributors primarily located in the Caribbean and Central and South America. The Company sells BAN, ICY HOT, GOLD BOND, PAMPRIN, MUDD, PHISODERM and DEXATRIM into these markets with the primary focus being the development of its OTC health care products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

GENERAL

Fiscal 1999 was highlighted by the acquisition of certain products from Thompson Medical Company, Inc. ("Thompson") and related refinancing of senior debt, the issuance of $75,000,000 of 8.875% senior subordinated notes, the repurchase of 172,500 shares of the Company's common stock, the retirement of $15,106,000 face amount of 12.75% senior subordinated notes and, in addition to scheduled principal payments, prepayments of $10,400,000 on long-term bank debt.

On December 21, 1998, the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands from Thompson (the "Thompson Medical brands") for $95,000,000. The purchase price consisted of $90,000,000 cash and 125,500 shares of the Company's common stock. The cash portion of the purchase price was financed by a senior credit facility. The purchase price of $95,000,000 was allocated $3,493,000 to inventory and $91,507,000 to trademarks.

The Company also announced on December 21, 1998, the filing of a shelf registration with the Securities and Exchange Commission for $250,000,000 of debt and equity securities. This shelf filing allows the Company to access the capital markets on a more immediate basis to fund internal growth and acquisitions and strengthen the balance sheet.

On May 7, 1999, the Company issued an additional $75,000,000 of its 8.875% (priced to yield 8.8125%) senior subordinated notes under its indenture relating to the issuance of its $200,000,000 of 8.875% notes on March 24, 1998. The additional notes mature on April 1, 2008 and were issued under the Company's $250,000,000 shelf registration statement filed on December 21, 1998 with the Securities and Exchange Commission. The net proceeds from the issuance of the additional notes were used to retire $41,500,000 of the then outstanding balance of the Company's $115,000,000 term bank loan and the outstanding balance of $25,500,000 under its revolving bank loan dated December 21, 1998.

Concurrent with the closing of the $75,000,000 note issue, the Company amended its senior credit facility. The amended facility, provided by a syndicate of banks, consists of a $70,000,000 term loan maturing in quarterly installments ranging from $2,000,000 to $4,750,000 through June 30, 2003 and a $50,000,000 revolving credit facility maturing on December 21, 2003. The credit facility contains covenants, representations, warranties and other agreements by the Company that are customary in loan agreements relating to financing of this type.

During the year ended November 30, 1999, the Company, in addition to scheduled principal payments, prepaid $10,400,000 of its long-term bank debt and $15,106,000 of its 12.75% senior subordinated notes. In connection with the repayment of those borrowings, the Company recorded an extraordinary loss of $2,385,000, net of income taxes, or $.24 per share. The loss primarily related to the write-off of debt issuance costs connected with outstanding long-term debt retired before maturity and the premium paid on the retirement of the 12.75% notes.

During fiscal 1999, the Company redeemed 172,500 shares of its common stock, without par value, for $3,912,000.

The results of operations for fiscal year 1999 reflect a full year of operations of BAN, which was acquired in the second quarter of 1998, and approximately eleven months' operations of the Thompson Medical brands, which were purchased in December 1998.

The Company will continue to seek increases in sales through a combination of acquisitions and internal growth while maintaining high operating income levels. As previously high growth brands mature, sales increases will become more dependent on acquisitions and the development of successful line extensions of existing products. During fiscal 1999, the Company introduced the following line extensions/new products: BAN Ultra Dry Roll-On, BAN Ultra Dry Solid Stick, GOLD BOND Triple Antibiotic Ointment, REPOSE Stress Relief Formula from SUNSOURCE,

BULLFROG MAGIC BLOCK, SUN-IN Super Streaks, FLEXALL QUIK GEL, MUDD Self-Heating Skin Cleanser and PHISODERM 4-Way Daily Acne Cleanser. Also, new packaging for BAN was introduced in the second quarter of fiscal 1999. Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time these products do not generate a commensurate amount of sales and/or earnings. As a result, the Company may experience a short-term impact on its profitability. Strategically, the Company continually evaluates its products as part of its growth strategy and, in instances where the Company's objectives are not realized, will dispose of these brands and redeploy the assets to acquire other brands or reduce indebtedness.

RESULTS OF OPERATIONS

The following table sets forth, for income before extraordinary loss and for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales. The fiscal 1997 results included a reclassification as described in Note 2 of the Company's Notes to the Consolidated Financial Statements.


                                                                 YEAR ENDED NOVEMBER 30
                                                       ------------------------------------------
                                                          1999            1998            1997
                                                       ----------      ----------      ----------
NET SALES ..................................            100.0%           100.0%           100.0%
                                                        -----            -----            -----
COST AND EXPENSES:
   Cost of sales ...........................             25.4             27.7             27.4
   Advertising and promotion ...............             39.5             39.3             39.2
   Selling, general and
     administrative ........................             10.9             12.4             15.6
                                                        -----            -----            -----
         Total costs and expenses ..........             75.8             79.4             82.2
                                                        -----            -----            -----
INCOME FROM OPERATIONS .....................             24.2             20.6             17.8
                                                        -----            -----            -----
OTHER INCOME (EXPENSE):
   Interest expense ........................            (12.3)           (12.1)           (11.4)
   Investment and other income .............               .2               .4              1.2
   Gain on product divestitures ............               --              4.3               --
                                                        -----            -----            -----
          Total other income (expense) .....            (12.1)            (7.4)           (10.2)
                                                        -----            -----            -----
INCOME BEFORE INCOME TAXES .................             12.1             13.2              7.6

PROVISION FOR INCOME TAXES .................              4.5              4.9              2.7
                                                        -----            -----            -----
INCOME BEFORE EXTRAORDINARY
  LOSS .....................................              7.6%             8.3%             4.9%
                                                        =====            =====            =====


FISCAL 1999 COMPARED TO FISCAL 1998

Net sales for the year ended November 30, 1999 increased $78,078,000, or 35.5%, to $298,142,000 from $220,064,000 for the previous fiscal year. The increase consisted of a $76,821,000, or 38.4%, increase in domestic consumer products sales from $199,811,000 in 1998 to $276,632,000 in 1999 and an increase of
$1,257,000, or 6.2%, in international sales to $21,510,000 from $20,253,000.

For domestic consumer products, sales of BAN, the Thompson Medical brands and GOLD BOND accounted for the majority of the sales increase in 1999. Sales increases were also realized for the FLEXALL, HERPECIN-L, MUDD and PHISODERM brands. Sales declines were recognized for the PREMSYN PMS, ULTRASWIM, NORWICH Aspirin and SUNSOURCE product lines. Sales were also affected by the disposition of the CORNSILK brand in May 1998. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in the sales of the GOLD BOND brand was primarily due to the introduction of the line extensions of medicated lotion in mid-1998 and antibiotic ointment in early 1999. HERPECIN-L sales benefited from more effective marketing support, while FLEXALL, MUDD and PHISODERM realized incremental sales from the introductions of QUIK GEL, Self-Heating Skin Cleanser and 4-Way Daily Acne Cleanser, respectively, in 1999.

The sales declines for the PREMSYN PMS, ULTRASWIM and NORWICH Aspirin product lines were largely the result of decreased marketing support and the maturation of these brands. The decrease in sales of the SUNSOURCE products was attributable to a general decline in sales of the dietary supplements market category and increased competition. The modest sales declines experienced by certain of the other domestic products were primarily due to increased competition in their respective categories, the maturation of these brands and, in certain cases, reduced marketing support.

In fiscal 1999 sales of the international consumer products segment increased $1,377,000, or 25.9%, for the Canadian operation, but declined $335,000, or 3.0%, for the United Kingdom business. BAN, the Thompson Medical brands and the GOLD BOND product line accounted for the net sales increase in Canada, while sales decreases were recognized for all of the product lines marketed by the United Kingdom operation, except for BAN sales to the Far East. The limited number of product lines offered and increased competition contributed to the decline in the United Kingdom business. U.S. export sales increased $215,000, or 5.6%, to $4,054,000 in 1999 from $3,839,000 in 1998, with most of the increase associated with BAN, the Thompson Medical brands and GOLD BOND. All sales variances were largely the result of changes in the volume of unit sales of the particular brand.

Cost of goods sold as a percentage of net sales in 1999 was 25.4% compared to 27.7% in 1998. This improvement was principally due to increased sales of higher gross margin brands and more efficient purchasing and manufacturing operations.

Advertising and promotion expenses increased $31,243,000, or 36.1%, to $117,835,000 in 1999 from $86,592,000 in 1998 and were 39.5% of net sales compared to 39.3% in 1998. This increase was largely associated with advertising and promotional expense incurred in connection with BAN, the Thompson Medical brands, GOLD BOND and PHISODERM. Increases in advertising and promotion in 1999 were also recorded for FLEXALL, SUN-IN, MUDD and REPOSE of the SUNSOURCE product line. Declines in spending were recorded for the PAMPRIN, ICY HOT, PREMSYN PMS, HERPECIN-L and SUNSOURCE (except for REPOSE) product lines.

Selling, general and administrative expenses increased $5,130,000, or 18.7%, to $32,494,000 in 1999 from $27,364,000 in 1998 but decreased as a percentage of net sales to 10.9% in 1999 from 12.4% in 1998. This dollar increase was largely associated with increases in direct selling costs, freight and field sales expenses as a result of increased sales from acquired brands and associated increases in corporate administrative and service departmental expenses. The decline in 1999 from 1998 in the percentage of selling, general and administrative expenses to net sales reflected the increase in net sales without a corresponding increase in overhead costs.

Interest expense increased $9,896,000, or 37.1%, to $36,572,000 in 1999 from $26,676,000 in 1998 primarily as a result of increased indebtedness associated with the acquisitions of BAN and the Thompson Medical brands. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment and other income decreased $302,000, or 34.3% to $579,000 in 1999 from $881,000 in 1998. The decrease was due primarily to the Company's sale of its remaining investment in Elcat, Inc.

A gain of $9,548,000 on the sale of the CORNSILK brand was recognized in 1998.

Income before extraordinary loss increased $4,413,000, or 24.3%, to $22,541,000 in 1999 from $18,128,000 in 1998, which includes the gain of $6,302,000, net of taxes, from the sale of CORNSILK. This increase resulted primarily from increased sales, offset in part by increases in sales related costs and interest expense.

Cash earnings (net income before extraordinary loss on early extinguishment of debt plus non-cash amortization) is one of the key standards used by the Company to measure operating performance. Cash earnings is used to supplement operating income as an indicator of operating performance and not as an alternative to measures defined and required by generally accepted accounting principles.

Cash earnings (net income before extraordinary loss on early extinguishment of debt plus non-cash amortization) for fiscal 1999 were $29,507,000, or $2.94 per share, as compared to $16,550,000, or $1.70 per share, for fiscal 1998, a 78.3% increase in cash earnings. The Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for fiscal 1999 was $85,383,000 as compared to $53,889,000 for fiscal 1998, a 58.4% increase. The EBITDA margin increased from 24.5% of net sales in 1998 to 28.6% in 1999.

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

For domestic consumer products, sales of the BAN, SUNSOURCE and GOLD BOND products accounted for the majority of the sales increase in 1998. Sales increases were also realized for the PAMPRIN, SUN-IN and BULLFROG brands. Sales declines were recognized for FLEXALL, ICY HOT, NORWICH Aspirin, MUDD and PHISODERM. The remaining domestic brands were basically flat or had modest declines over the prior fiscal year. All sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in sales of the GOLD BOND brand was due primarily to the introduction of the lotion line extension in 1998 and also the growth of the existing business. The sales increases for the PAMPRIN and BULLFROG product lines were principally the result of increased marketing expenditures. Also for BULLFROG, the introduction of two new products and a new major customer, both occurring in 1998, had a favorable impact on that product line's 1998 sales. BAN was acquired in March 1998 and the SUNSOURCE product line was purchased in June 1997.

The sales declines for the FLEXALL, ICY HOT, MUDD and PHISODERM brands were principally the result of decreased advertising and promotional support. Sales were also affected by disposition of CORNSILK in May 1998. The modest sales declines experienced by certain of the other domestic products were essentially due to increased competition in their respective categories, the maturation of these brands and, in certain cases, reduced marketing expenditures.

In fiscal 1998, sales for the international consumer products segment increased $447,000, or 9.2%, for the Canadian operation and $1,808,000, or 19.5%, for the United Kingdom business. BAN accounted for the majority of the net sales increase in Canada, while increases were also realized for the PAMPRIN, SUN-IN and GOLD BOND brands. Sales increases were realized for all of the product lines marketed by the United Kingdom operation. U.S. export sales increased $2,787,000, or 264.8%, to $3,839,000 in 1998 from $1,052,000 in 1997, with essentially all of the increase being associated with BAN. All sales variances were largely the result of changes in the volume of unit sales of the particular brand.

Cost of goods sold as a percentage of net sales in 1998 was essentially unchanged at 27.7% versus 27.4% for 1997. Cost of sales was affected by the full year favorable impact of the SUNSOURCE line which was slightly more than offset by the unfavorable impact of the BAN acquisition.

Advertising and promotion expenses increased $30,416,000, or 54.1%, to $86,592,000 in 1998 from $56,176,000 in 1997 and were 39.3% of net sales compared to 39.2% in 1997. This increase was principally associated with advertising and promotional expenses incurred in connection with BAN, acquired in March 1998, a full year of the SUNSOURCE brands and GOLD BOND. Increases in advertising and promotion in 1998 were also recorded for the PAMPRIN and BULLFROG brands.

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

Interest expense increased $10,357,000, or 63.5%, to $26,676,000 in 1998 from $16,319,000 in 1997 primarily as a result of increased indebtedness associated with the BAN product acquisition in March 1998 and the SUNSOURCE brands' purchase in mid-1997.

Investment and other income decreased $798,000, or 47.5%, to $881,000 in 1998 from $1,679,000 in 1997. The decrease was due primarily to the Company's sale of a portion of its investment in Elcat, Inc.

A gain of $9,548,000 on the sale of the CORNSILK brand was recognized in 1998.

Income before extraordinary loss increased $11,112,000, or 158.4%, to $18,128,000 in 1998 from $7,016,000 in 1997. This increase resulted primarily from increased sales and the gain on the sale of the CORNSILK brand.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, servicing long-term debt, acquisitions, working capital and capital expenditures.

Cash provided by operating activities was $26,922,000 and $20,790,000 for 1999 and 1998, respectively. The increase in cash flows from operations from 1998 to 1999 was primarily the result of increases in net income, depreciation and amortization, accounts payable and accrued liabilities. The operating activities were favorably impacted by the acquisition of the SUNSOURCE product line in 1997, BAN in 1998 and the Thompson Medical brands in 1999.

Investing activities used cash of $100,504,000 and $161,595,000 in 1999 and 1998, respectively. The use of cash in 1999 reflected the expenditures required for the purchase of the Thompson Medical brands, while the 1998 amount represented the purchase of BAN in that year. In 1999, capital expenditures totaled $9,830,000 compared to $9,050,000 in 1998. The increase was due primarily to cost of the replacement of the Company's information technology systems and the cost of the extensive renovation of the manufacturing and warehouse facility purchased in fiscal 1998. Capital expenditures are expected to be approximately $7,000,000 in fiscal 2000.

Financing activities provided cash of $73,770,000 in 1999 and $138,090,000 in 1998. In December 1998 the Company financed the acquisition of the Thompson Medical brands with the proceeds of a $90,000,000 bank credit agreement and 125,500 shares of common stock valued at approximately $39.84 per share. In 1998 the Company financed the acquisition of BAN and repaid all revolving bank indebtedness with the proceeds from its issuance of $200,000,000 of 8.875% Senior Subordinated Notes due 2008.

The potential future SUNSOURCE deferred payments were settled in their entirety by the Company with a $1,650,000 cash payment and the issuance of 2,582 shares of its common stock on November 30, 1999 to the former owners of SUNSOURCE. Until June 30, 2003, the Company is obligated to pay an annual royalty on HERPECIN-L for the greater of $214,000, or 5% of annual net sales.

The following table presents certain working capital data at November 30, 1999 and 1998 or for the respective years then ended:


                ITEM                                    1999                     1998
 --------------------------------                    ----------               ----------
Working capital (current assets less
    current liabilities) .............             $   26,413,000           $   684,000
Current ratio (current assets divided
    by current liabilities) ..........                       1.40                  1.01
Quick ratio (cash and cash equivalents
    and receivables divided by current
    liabilities) .....................                        .86                   .63
Average accounts receivable turnover .                       6.51                  6.81
Average inventory turnover ...........                       3.19                  3.57
Working capital as a percentage of
     total assets ....................                       5.37%                 0.19%


The increase in the current and quick ratios at November 30, 1999 as compared to November 30, 1998 was primarily due to increases in accounts receivables and inventories offset in part by increases in accounts payable, payable to bank and accrued liabilities. These increases were due in part to the acquisition of the Thompson Medical brands in December 1998.

Total debt outstanding at November 30, 1999 was $369,950,000 compared to $291,357,000 at November 30, 1998. The net increase of $78,593,000 in 1999 reflected the financing of the acquisition of the Thompson Medical brands offset by debt repayments. The Company had $5,000,000 of outstanding borrowings and $45,000,000 available to borrow on its $50,000,000 working capital line of credit as of November 30, 1999.

Management of the Company believes that cash generated by operations along with available funds under its credit facility will be sufficient to fund the Company's current commitments and proposed operations. As of November 30, 1999, the remaining amount authorized by the Company's board of directors under the Stock Buyback plan was $6,088,000. Also on December 21, 1998, the Company filed with the Securities and Exchange Commission a shelf registration for $250,000,000 of debt and equity securities, of which $75,000,000 was utilized in the sale of the 8.875% Notes in May 1999.

YEAR 2000

The Company has successfully completed the replacement of its previous information technology (IT) systems with those that are year 2000 compliant. The cost of the new IT systems to date is approximately $3,230,000, which has been capitalized.

To date the Company has experienced no major problems with its implementation, nor has it encountered any unusual situations with its principal customers and suppliers in connection with their year 2000 IT systems' compliance.

However, if unanticipated problems arise in the future with regard to year 2000 compliance with the Company's new IT systems or those of its principal customers and suppliers, the Company's business could be adversely affected.

FOREIGN OPERATIONS

The Company's primary foreign operations are conducted through its Canadian and United Kingdom subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 1999 and 1998, these subsidiaries accounted for 5.9% and 7.5% of total revenues, respectively, and 2.0% and 2.4% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in Canada and the United Kingdom or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Losses of $26,000 and $74,000 for the years ended November 30, 1999 and 1998, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 1998, the AICPA issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company will record the initial application of this SOP in December 1999 as the cumulative effect of a change in accounting principle of approximately $875,000.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 137 delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. A company may also implement SFAS No. 133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1999). SFAS No. 133 could increase volatility in earnings and other comprehensive income, however, based on the Company's current and anticipated level of derivative instruments and hedging activities, the Company does not believe the impact would be material.

SEASONALITY

During recent fiscal years, the Company's first quarter's net sales and gross profit have trailed the other fiscal quarters on average from 25% to 35% because of slower sales of domestic and international consumer products and the relative absence of promotional campaigns during this quarter. As a result of the Company's acquisitions of BAN and the Thompson Medical brands and the new line extensions, seasonality should not be as pronounced as in years past; however, net sales and gross profit during the first fiscal quarter will continue to trail the other fiscal quarters.

FORWARD LOOKING STATEMENTS

The Company may from time to time make written and oral forward looking statements. Written forward looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward looking statements. The Company relies on this safe harbor in making such disclosures. The forward looking statements are based on managements's current beliefs and assumptions about expectations, estimates, strategies and projections for the Company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. The Company undertakes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions regarding forward looking statements include, but are not limited to, product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; constraints resulting from financial condition of the Company, including the degree to which the Company is leveraged, debt service requirements and restrictions under bank loan agreements and indentures; government regulations; risks of loss of material customers; public perception regarding the Company's products; dependence on third party manufacturers; environmental matters; product liability and insurance; year 2000; and other risks described in the Company's Securities and Exchange Commission filings.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                   YEAR ENDED NOVEMBER 30,
                                     ------------------------------------------------------------------------------------
                                     1999                1998                1997                1996                1995
                                     ----                ----                ----                ----                ----
INCOME STATEMENT DATA

NET SALES ..............          $ 298,142           $ 220,064           $ 143,235           $ 118,903           $ 100,598

OPERATING COSTS AND
  EXPENSES .............            225,941             174,845             117,732             102,214              86,130
                                  ---------           ---------           ---------           ---------           ---------
INCOME FROM OPERATIONS .             72,201              45,219              25,503              16,689              14,468

OTHER EXPENSE, NET .....            (35,993)            (16,247)            (14,640)            (11,069)            (10,858)
                                  ---------           ---------           ---------           ---------           ---------
INCOME FROM CONTINUING
  OPERATIONS BEFORE
  INCOME  TAXES AND
  EXTRAORDINARY LOSS ...             36,208              28,972              10,863               5,620               3,610

PROVISION FOR  INCOME
  TAXES ................             13,667              10,844               3,847               1,816               1,285
                                  ---------           ---------           ---------           ---------           ---------
INCOME  FROM CONTINUING
  OPERATIONS BEFORE
  EXTRAORDINARY LOSS ...          $  22,541           $  18,128           $   7,016           $   3,804           $   2,325
                                  =========           =========           =========           =========           =========
PER SHARE DATA

INCOME PER DILUTED SHARE
  FROM CONTINUING
  OPERATIONS BEFORE
  EXTRAORDINARY LOSS ...          $    2.25           $    1.86           $     .77           $     .47           $     .32
                                  =========           =========           =========           =========           =========
BALANCE SHEET DATA
 (At End of Period)

  TOTAL ASSETS..........          $ 491,624           $ 369,012           $ 178,744           $ 152,183           $  83,410
                                  =========           =========           =========           =========           =========
  LONG-TERM DEBT, less
    current maturities .          $ 358,950           $ 273,913           $ 133,475           $ 127,438           $  78,089
                                  =========           =========           =========           =========           =========


MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:


                                 1999                          1998
                        ---------------------          -------------------
QUARTER ENDED:          HIGH           LOW             HIGH         LOW
                        ----           ---             ----         ---
February .....          50 1/4         24 5/8          23 5/8       12 7/8
May ..........          41 11/16       29 3/4          30 1/2       19 3/8
August .......          38 3/8         24              37 7/8       18 5/8
November .....          28 1/8         17 5/8          43 1/8       18 5/8


Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 24, 2000.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1999 AND 1998
                                 (IN THOUSANDS)


                                                                                      1999               1998
                                                                                      ----               ----
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents ...............................................          $  2,308          $  2,076
 Accounts receivable, less allowance for doubtful accounts
  of $900 in 1999 and $775 in 1998 .......................................            55,032            36,581
 Deferred income taxes ...................................................             6,951             3,049
 Inventories .............................................................            27,818            19,606
 Prepaid expenses and other current assets ...............................               929               784
                                                                                    --------          --------
    Total current assets .................................................            93,038            62,096
                                                                                    --------          --------

PROPERTY, PLANT AND EQUIPMENT, NET .......................................            25,752            18,146
                                                                                    --------          --------
OTHER NONCURRENT ASSETS:
 Investment in Elcat, Inc. ...............................................              --               3,102
 Patents, trademarks and other purchased
  product rights, net ....................................................           356,295           272,226
 Debt issuance costs, net ................................................            11,469            10,091
 Other ...................................................................             5,070             3,351
                                                                                    --------          --------
    Total other noncurrent assets ........................................           372,834           288,770
                                                                                    --------          --------
     TOTAL ASSETS ........................................................          $491,624          $369,012
                                                                                    ========          ========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 1999 AND 1998
                                 (IN THOUSANDS)


                                                                           1999                1998
                                                                           ----                ----

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current maturities of long-term debt ......................          $  11,000           $  17,444
 Accounts payable ..........................................             18,573              12,733
 Payable to bank ...........................................              4,905               1,026
 Accrued liabilities .......................................             32,147              30,209
                                                                      ---------           ---------
   Total current liabilities ...............................             66,625              61,412
                                                                      ---------           ---------
LONG-TERM DEBT, less current maturities ....................            358,950             273,913
                                                                      ---------           ---------
DEFERRED INCOME TAXES ......................................             15,326               6,826
                                                                      ---------           ---------
OTHER NONCURRENT LIABILITIES ...............................              2,022               2,110
                                                                      ---------           ---------
COMMITMENTS AND CONTINGENCIES  (Notes 5, 10 and 12)

SHAREHOLDERS' EQUITY:
 Preferred shares, without par value, authorized 1,000,
  none issued ..............................................                 --                  --
 Common shares, without par value, authorized 50,000 in 1999 and 20,000 in 1998, issued 9,707 in 1999 and 9,574
  in 1998 ..................................................              2,021               1,994
 Paid-in surplus ...........................................             72,850              69,068
 Accumulated deficit .......................................            (24,804)            (44,960)
                                                                      ---------           ---------
                                                                         50,067              26,102
  Cumulative other comprehensive income--
   Foreign currency translation adjustment .................             (1,366)             (1,351)
                                                                      ---------           ---------
   Total shareholders' equity ..............................             48,701              24,751
                                                                      ---------           ---------
     TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY ...............................................          $ 491,624           $ 369,012
                                                                      =========           =========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                              1999                1998                1997
                                                              ----                ----                ----
NET SALES ........................................          $ 298,142           $ 220,064           $ 143,235
                                                            ---------           ---------           ---------
COSTS AND EXPENSES:
  Cost of sales ..................................             75,612              60,889              39,253
  Advertising and promotion ......................            117,835              86,592              56,176
  Selling, general and administrative ............             32,494              27,364              22,303
                                                            ---------           ---------           ---------
    Total costs and expenses .....................            225,941             174,845             117,732
                                                            ---------           ---------           ---------
INCOME FROM OPERATIONS ...........................             72,201              45,219              25,503
                                                            ---------           ---------           ---------
OTHER INCOME (EXPENSE):
  Interest expense ...............................            (36,572)            (26,676)            (16,319)
  Investment and other income, net ...............                579                 881               1,679
  Gain on product divestiture ....................                 --               9,548                  --
                                                            ---------           ---------           ---------
    Total other income (expense) .................            (35,993)            (16,247)            (14,640)
                                                            ---------           ---------           ---------
INCOME BEFORE INCOME TAXES AND
    EXTRAORDINARY LOSS ...........................             36,208              28,972              10,863

PROVISION FOR INCOME TAXES .......................             13,667              10,844               3,847
                                                            ---------           ---------           ---------
INCOME BEFORE EXTRAORDINARY LOSS .................             22,541              18,128               7,016

EXTRAORDINARY LOSS ON EARLY
    EXTINGUISHMENT OF DEBT, NET OF INCOME
    TAXES (Note 5) ...............................             (2,385)             (2,859)             (1,131)
                                                            ---------           ---------           ---------
NET INCOME .......................................          $  20,156           $  15,269           $   5,885
                                                            =========           =========           =========

COMMON SHARES:
    Weighted average number outstanding (basic) ..              9,747               9,374               8,793
                                                            =========           =========           =========
    Weighted average and dilutive potential number
     outstanding .................................             10,024               9,735               9,123
                                                            =========           =========           =========

NET INCOME (LOSS) PER COMMON SHARE:
  Basic:
     Income before extraordinary loss ............          $    2.31           $    1.93           $     .80
     Extraordinary loss ..........................               (.24)               (.30)               (.13)
                                                            ---------           ---------           ---------
          Total basic ............................          $    2.07           $    1.63           $     .67
                                                            =========           =========           =========
  Diluted:
     Income before extraordinary loss ............          $    2.25           $    1.86           $     .77
     Extraordinary loss ..........................               (.24)               (.29)               (.12)
                                                            ---------           ---------           ---------
          Total ..................................          $    2.01           $    1.57           $     .65
                                                            =========           =========           =========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                             Minimum       Foreign
                                                                                             Pension       Currency
                                                 Common         Paid-in      Accumulated    Liability    Translation
                                                 Shares         Surplus        Deficit      Adjustment    Adjustment        Total
                                                 ------         -------        -------      ----------    ----------        -----

Balance, November 30, 1996 ............         $ 1,843        $ 58,561        $(66,114)       $(112)      $(1,358)       $ (7,180)
  Net income ..........................              --              --           5,885           --            --           5,885
  Stock options exercised .............              25             962              --           --            --             987
  Stock warrants exercised ............              15             464              --           --            --             479
  Issuance of 300,000 common shares
    in connection with product
    acquisitions ......................              62           3,988              --           --            --           4,050
  Foreign currency translation
     adjustment .......................              --              --              --           --            37              37
  Minimum pension liability
     adjustment .......................              --              --              --          112            --             112
                                                -------        --------        --------        -----       -------        --------
Balance, November 30, 1997 ............           1,945          63,975         (60,229)          --        (1,321)          4,370
  Net income ..........................              --              --          15,269           --            --          15,269
  Stock options exercised .............              28           3,699              --           --            --           3,727
  Stock warrants exercised ............              21           1,394              --           --            --           1,415
  Foreign currency translation
    adjustment ........................              --              --              --           --           (30)            (30)
                                                -------        --------        --------        -----       -------        --------
Balance, November 30, 1998 ............           1,994          69,068         (44,960)          --        (1,351)         24,751
  Net income ..........................              --              --          20,156           --            --          20,156
  Stock options exercised .............              10           1,775              --           --            --           1,785
  Stock warrants exercised ............              26             860              --           --            --             886
  Stock repurchases ...................             (36)         (3,876)             --           --            --          (3,912)
  Issuance of 128,082 common shares
    in connection with product
    acquisitions ......................              27           5,023              --           --            --           5,050
  Foreign currency translation
    adjustment ........................              --              --              --           --           (15)            (15)
                                                -------        --------        --------        -----       -------        --------
Balance, November 30, 1999 ............         $ 2,021        $ 72,850        $(24,804)     $    --       $(1,366)       $ 48,701
                                                =======        ========        ========      =======       =======        ========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                    1999                1998               1997
                                                                 ---------           ---------           --------
OPERATING ACTIVITIES:
 Net income ...........................................          $  20,156           $  15,269           $  5,885
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization ......................             15,064               9,827              6,381
   Deferred income tax provision ......................              4,598               2,351                974
   Gain on product divestiture ........................                 --              (9,548)                --
   Extraordinary loss on early extinguishment of
    debt, net .........................................              2,385               2,859              1,131
   Dividend receivable from Elcat, Inc. ...............               (279)               (462)              (656)
   Other, net .........................................                 --                 (28)              (106)
   Changes in operating assets and liabilities, net
    of acquisitions:
        Accounts receivable ...........................            (17,428)            (12,054)            (5,140)
        Inventories ...................................             (4,683)              1,836             (2,401)
        Prepaid expenses and other current assets .....               (159)               (102)             3,034
        Accounts payable and accrued liabilities ......              7,268              10,842              1,014
                                                                   --------            --------            -------
         Net cash provided by operating activities ....             26,922              20,790             10,116
                                                                   --------            --------            -------
INVESTING ACTIVITIES:
 Purchases of property, plant and equipment ...........             (9,830)             (9,050)            (2,758)
 Proceeds from sale of investments ....................              3,381               4,000                 --
 Proceeds from product divestitures ...................                 --              11,965                 --
 Proceeds from notes and sales of assets ..............                272               1,085                 75
 Purchases of patents, trademarks and other product
  rights ..............................................            (91,127)           (168,402)           (29,293)
 Increase in other assets .............................             (3,200)             (1,193)              (746)
                                                                 ---------           ---------           --------
         Net cash used in investing activities ........           (100,504)           (161,595)           (32,722)
                                                                 ---------           ---------           --------
FINANCING ACTIVITIES:
   Repayment of long-term debt ........................           (165,481)           (145,028)           (76,636)
   Proceeds from long-term debt .......................            242,281             291,365             87,500
   Change in payable to bank ..........................              3,879              (1,592)               908
   Repurchase of common shares ........................             (3,912)                 --                 --
   Exercise of stock options and warrants .............              2,104               3,316              1,274
   Debt issuance costs ................................             (5,101)             (9,971)            (1,612)
                                                                 ---------           ---------           --------
         Net cash provided by financing activities ....             73,770             138,090             11,434
                                                                 ---------           ---------           --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS ..............................                 44                 (67)               (10)
                                                                 ---------           ---------           --------
CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year ...................                232              (2,782)           (11,182)
   At beginning of year ...............................              2,076               4,858             16,040
                                                                 ---------           ---------           --------
   At end of year .....................................          $   2,308           $   2,076           $  4,858
                                                                 =========           =========           ========
SCHEDULE OF NON-CASH INVESTING AND FINANCING
    ACTIVITIES:
   Issuance of 125,500 shares of common stock at $39.84
     per share to fund portion of Thompson Medical
     brands' acquisition ..............................          $   5,000           $      --           $     --
   Issuance of 2,582 shares of common stock at $19.365
     per share as part of agreement to settle future
     contingency payments to the former owners of
     SUNSOURCE ........................................          $      50           $      --           $     --
   Issuance of 300,000 shares of common stock at $13.50
     per share to fund portion of SUNSOURCE
     acquisition ......................................          $      --           $      --           $  4,050
   Additions to trademarks and other product rights by
     assumption of certain liabilities ................          $   1,525           $   8,000           $     --


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1)  NATURE OF OPERATIONS

     Chattem, Inc. and its wholly-owned subsidiaries (the Company) market and manufacture branded consumer products in two primary segments, over-the-counter (OTC) health care products and toiletries and skin care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers, and food stores in the United States and in various markets in approximately 50 countries throughout the world.

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

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. The Company capitalized interest of $255, $0 and $0 in 1999, 1998 and 1997, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 1999, 1998 and 1997 was $1,936, $1,597 and $1,502, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

     The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. At November 30, 1999 the weighted average life of patents, trademarks and other purchased product rights was 26.7 years. Total accumulated amortization of these assets at November 30, 1999 and 1998 was $26,393 and $17,382, respectively. Amortization expense for 1999, 1998 and 1997 was $9,874, $6,180 and $2,877,
respectively. Royalty expense related to other purchased product rights for 1999, 1998 and 1997 was $498, $523 and $522, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

     The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets are recoverable.

DEBT ISSUANCE COSTS

     The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $1,556, $986 and $490 in 1999, 1998 and 1997, respectively. Accumulated amortization of these costs was $2,859 and $1,814 at November 30, 1999 and 1998, respectively.

PAYABLE TO BANK

     Payable to bank includes checks outstanding in excess of certain cash balances.

REVENUE RECOGNITION

     Revenue is recognized when the Company's products are shipped to its customers.

     It is the Company's policy across all classes of customers that all sales are final. As is common in the consumer products industry, product is returned by the customer due to a number of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product, shipping error, etc. The Company maintains and evaluates an allowance for returns and will record a return upon receipt of the product or deduction by the customer.

RESEARCH AND DEVELOPMENT

     Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,839, $1,369 and $1,207 in 1999, 1998 and 1997, respectively.

ADVERTISING EXPENSES

     The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 1999, 1998 and 1997 was $54,764, $44,386 and $29,923, respectively. At November
30, 1999 and 1998, the Company reported $1,210 and $646, respectively, of advertising paid for in 1999 and 1998 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

     For the years ended November 30, 1999, 1998 and 1997, the weighted average and dilutive potential common shares outstanding consisted of the following:


                                                         1999            1998           1997
                                                        ------          -----          -----
Weighted average common shares
 outstanding .................................           9,747          9,374          8,793
Dilutive potential shares:
   Stock options .............................             277            332            207
   Warrants ..................................              --             29            123
                                                        ------          -----          -----
Weighted average and dilutive potential common
 shares outstanding ..........................          10,024          9,735          9,123
                                                        ======          =====          =====


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

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company is not a party to any interest rate swap agreements at November 30, 1999.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short-term cash investments. The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 19%, 17% and 16% of sales in 1999, 1998 and 1997, respectively. No other customer exceeded 10% of the Company's sales in 1999, 1998 or 1997. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the AICPA issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company will record the initial application of this SOP in December 1999 as the cumulative effect of a change in accounting principle of approximately $875.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 137 delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. A company may also implement SFAS No.133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1999). SFAS No. 133 could increase volatility in earnings and other comprehensive income, however, based on the Company's current and anticipated level of derivative instruments and hedging activities, the Company does not believe the impact would be material.

STOCK-BASED COMPENSATION

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Effective fiscal 1997, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation".

RECLASSIFICATIONS

     In June 1997, the Company terminated certain interest rate swap agreements and in connection therewith recorded a $239 loss, net of tax, or $.03 per share, as an extraordinary item. Subsequently, it was determined that the loss would have been more appropriately classified as interest expense. The accompanying consolidated income statement for fiscal 1997 has been revised to give effect to this reclassification.

     Certain other prior year amounts have also been reclassified to conform to the current period's presentation.

(3)  INVESTMENT IN ELCAT, INC.

     As part of the consideration for the sale of the Company's specialty chemicals division in 1995, the Company received 40,000 shares of 13.125% cumulative, convertible preferred stock of Elcat, Inc. (the Elcat Preferred Shares) having a total par value of $5,000.

     In 1998, Elcat, Inc. (Elcat) redeemed 22,960 of these shares for $4,000 ($2,870 par value and $1,130 accumulated dividends). The remaining 17,040 Elcat Preferred Shares and accumulated dividends were redeemed in 1999 for $3,381. ($2,130 par value and $1,251 accumulated dividends).

(4)  PENSION PLANS

     The Company has a noncontributory defined benefit pension plan (the Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 1999 and 1998 were invested primarily in United States government and agency securities and corporate debt and equity securities.

     Net periodic pension cost for the years ended November 30, 1999, 1998 and 1997 included the following components:


                                                                  1999              1998            1997
                                                               -------           -------           -----
     Service cost (benefits earned during the period)          $   834           $   661           $ 545
     Interest cost on projected benefit obligation ..              747               739             741
     Actual return on plan assets ...................            1,528            (3,226)           (845)
     Net amortization and deferral ..................           (2,558)            2,677             365
                                                               -------           -------           -----
     Net pension cost ...............................          $   551           $   851           $ 806
                                                               =======           =======           =====


     The change in the projected benefit obligation resulted from the following components for the years ended November 30, 1999 and 1998:


                                                                 1999              1998
                                                              --------           --------
     Projected benefit obligation, beginning of year          $ 11,275           $ 10,497
     Service cost ..................................               834                661
     Interest cost .................................               747                739
     Actuarial (gain) loss .........................            (1,636)               267
     Benefits paid .................................            (1,157)              (889)
                                                              --------           --------
     Projected benefit obligation, end of year .....          $ 10,063           $ 11,275
                                                              ========           ========


     The change in plan assets resulted from the following components for the years ended November 30, 1999 and 1998:


                                                              1999             1998
                                                           ---------        --------
     Fair value of plan assets, beginning of year          $ 9,879           $ 6,471
     Actual return on plan assets ...............           (1,528)            3,226
     Employer contribution ......................              465             1,071
     Benefits paid ..............................           (1,157)             (889)
                                                           -------           -------
     Fair value of plan assets, end of year .....          $ 7,659           $ 9,879
                                                           =======           =======


     The following table sets forth the funded status of the Plan as of November 30, 1999 and 1998:


                                                                       1999               1998
                                                                   -----------        -----------

     Plan assets at fair market value ....................          $  7,659           $  9,879
     Projected benefit obligation ........................           (10,063)           (11,275)
                                                                    --------           --------
     Plan assets less than projected benefit obligation ..            (2,404)            (1,396)
     Unrecognized net loss ...............................             1,806              1,043
     Unrecognized prior service cost .....................               (98)              (115)
     Unrecognized initial asset ..........................               (85)              (227)
                                                                    --------           --------
     Pension liability recognized in balance sheets
       at end of year ....................................          $   (781)          $   (695)
                                                                     ========           ========



     The discount rates used in determining the actuarial present value of the projected benefit obligation were 8.00% and 6.75% in 1999 and 1998, respectively. The rates of increase in future compensation levels used were 4.5% and 4.0% in 1999 and 1998, respectively. The expected long-term rate of return on plan assets was 9.0% in 1999 and 1998.

     The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 10% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $198, $148 and $155 in 1999, 1998 and 1997, respectively.

(5) LONG-TERM DEBT

     Long-term debt consisted of the following at November 30, 1999 and 1998:


                                                                                             1999             1998
                                                                                           --------         --------
     Revolving line of credit payable to banks at variable
       rates (7.59% at November 30, 1999) ......................................          $  5,000          $  2,000
     Term loans payable to banks at variable rates
       (7.58% weighted average at November 30,
       1999) ...................................................................            55,600            40,514
     8.875% Senior Subordinated Notes, due 2008, plus
       unamortized premium of $265 for 1999 ....................................           275,265           200,000
     12.75% Senior Subordinated Notes, due 2004, net of unamortized discount
       of $460 for 1999 and $808 for 1998 ......................................            34,085            48,843
                                                                                          --------          --------
     Total long-term debt ......................................................           369,950           291,357
     Less:  current maturities .................................................            11,000            17,444
                                                                                          --------          --------
     Total long-term debt, net of current maturities ...........................          $358,950          $273,913
                                                                                          ========          =======

     On December 21, 1998, the Company refinanced its existing credit facilities with $165,000 in senior secured credit facilities (the "Credit Facilities"). The Credit Facilities were provided by a syndicate of commercial banks. The Credit Facilities included a $50,000 revolving credit facility and a $115,000 term loan. The Credit Facilities were used to refinance existing senior debt, to finance the acquisition of the Thompson Medical brands (Note 12) and to finance working capital and other general corporate needs.

     Concurrent with the May 7, 1999 closing of a $75,000 note issuance described below, the Company amended its Credit Facilities. The Credit Facilities now consist of a $70,000 term loan maturing in quarterly installments ranging from $2,000 to $4,750 through June 30, 2003 and a $50,000 revolving credit facility maturing on December 21, 2003. The amended Credit Facilities contain covenants, representations, warranties and other agreements by the Company, including a maximum ratio of debt to EBITDA, as defined, an annual limit on capital expenditures and a minimum level of net worth, among other restrictions. For the year ended November 30, 1999, the Company exceeded the allowed capital expenditures under the Credit Facilities. The additional capital expenditures related primarily to the implementation of the Company's new information technology system and renovation of a new manufacturing facility. Subsequent to November 30, 1999, the Company received a waiver from its lenders concerning this deficiency.

     The Company has the option to pay interest based on either (i) the greater of the prime rate or federal funds rate plus .5% or (ii) a floating rate or Eurodollar interest rate option applicable to the term and revolving line loans under the Credit Facilities. The prime rate and Eurodollar interest rate options are based on a base rate plus a rate margin that fluctuates on the basis of the Company's senior leverage ratio.

     On March 24, 1998, the Company issued at par value $200,000 of 8.875% Senior Subordinated Notes due 2008 (the 8.875% Notes). The proceeds of the note offering were used to fund the BAN purchase (Note 12), repay revolving bank indebtedness and provide additional working capital.

     On May 7, 1999 the Company issued an additional $75,000 of its 8.875% (priced to yield 8.8125%) Senior Subordinated Notes under its indenture relating to the issuance of its $200,000 of 8.875% Notes on March 24, 1998. The additional notes were issued under the Company's $250,000 shelf registration statement filed on December 21, 1998 with the Securities and Exchange Commission. The net proceeds from the issuance of the additional notes were used to retire $41,500 of the then outstanding balance of the Company's $115,000 term bank loan and the outstanding balance of $25,500 of its revolving bank loan under the Credit Facilities.

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

     In 1994, the Company issued $75,000 of 12.75% Senior Subordinated Notes due 2004 (the 12.75% Notes) with five year warrants to purchase 417,182 shares of common stock (the Warrants). The 12.75% Notes consisted of 75,000 units, each consisting of $1.0 principal amount of the 12.75% Notes and a warrant to purchase shares of the Company's common stock (Note 9). The price of the 12.75% Notes was $73,967, or 98.6% of the original principal amount, resulting in a discount of $1,033. The value assigned to the Warrants was $955, resulting in a total original issue discount of $1,988. The proceeds of the 12.75% Notes were used to repay amounts outstanding under a prior credit agreement.

     The 12.75% Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The 12.75% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 12.75% Notes, which were registered under the Securities Act of 1933, are callable on June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 12.75% Notes may require the Company to repurchase the 12.75% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 12.75% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

     The 12.75% Notes are issued under an indenture with an indenture trustee. The indenture places on the Company restrictions similar to those required under the terms of the indenture associated with the 8.875% Notes.

     During 1999, 1998 and 1997, the Company prepaid previously outstanding long-term debt with funds received from refinancings, the sale of CORNSILK (Note 12), cash from operations, the redemption of the Elcat Preferred Shares and the issuance of the 8.875% Notes. In connection with the repayment of those borrowings, the Company incurred extraordinary losses, net of income taxes, in 1999, 1998 and 1997 of $2,385, $2,859 and $1,131, respectively, or
$.24, $.29 and $.12 per diluted share, respectively. These losses related to the write-off of debt issuance and other deferred financing costs and the premiums paid on the retirement of the 12.75% Notes.

     Future maturities of long-term debt are as follows:


      2000........................     $  11,000
      2001........................        14,250
      2002........................        17,250
      2003........................        13,100
      2004........................        39,545
     Thereafter...................       275,000
                                       ---------
                                         370,145
     Less:  net unamortized discount        (195)
                                       ---------
                                       $ 369,950
                                       ---------
                                       ---------

     The 2004 maturities include the amount outstanding under the revolving line of credit which was $5,000 as of November 30, 1999 and the remaining balance of the 12.75% Notes.

     Cash interest payments during 1999, 1998 and 1997 were $34,822, $23,669 and $15,259, respectively, net of $255 capitalized in 1999.

(6) DERIVATIVE FINANCIAL INSTRUMENTS

     On July 21, 1997, the Company entered into two interest rate swap agreements with a financial institution in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The swaps were scheduled to expire July 22, 2002. In connection with the May 1999 refinancing of its long-term debt, the Company terminated these agreements, which resulted in a $1,151 loss. This loss has been deferred by the Company and is being written off as interest expense over the remaining life of the agreements. In fiscal 1999 $213 of this loss was charged to interest expense.

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company's financial instruments approximates fair value.

     At November 30, 1999, the estimated fair values of the revolving line of credit and the term loan payable to banks approximate the carrying amounts of such debt because the interest rates change with market interest rates.

     At November 30, 1999, the estimated fair value of the 12.75% Notes exceeded their carrying value by approximately $2,500, while the carrying value of the 8.875% Notes exceeded their estimated fair value by approximately $26,100. The fair value was estimated based on quoted market prices for the same or similar issues.

(8)  INCOME TAXES

     The provision for income taxes from income before extraordinary loss includes the following components for the years ending November 30, 1999, 1998 and 1997:


                                               1999      1998      1997
                                            -------   -------   -------
     Current:
       Federal ..........................   $ 8,115   $ 8,034   $ 2,639
       State ............................       954       459       234
     Deferred ...........................     4,598     2,351       974
                                            -------   -------   -------
                                            $13,667   $10,844   $ 3,847
                                            =======   =======   =======


     Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 1999 and 1998 are as follows:


                                                  1999      1998
                                               -------   -------
     Deferred tax assets:
          Allowances and accruals ..........   $ 1,930   $ 2,303
          Accrued promotional expenses .....     4,587     1,316
          Accrued postretirement health care
            benefits .......................       583       558
          Other ............................     1,550       643
                                               -------   -------
            Gross deferred tax assets ......     8,650     4,820
                                               -------   -------

     Deferred tax liabilities:
          Depreciation and amortization ....    16,008     7,829
          Prepaid advertising ..............       331       252
          Inventory ........................       196       196
          Other ............................       490       320
                                               -------   -------
            Gross deferred tax liabilities .    17,025     8,597
                                               -------   -------
              Net deferred liability .......   $ 8,375   $ 3,777
                                               =======   =======


     The difference between the provision for income taxes and the amount computed by multiplying income before income taxes and extraordinary loss by the U.S. statutory rate for the years ended November 30, 1999, 1998 and 1997 is summarized as follows:


                                                          1999        1998        1997
                                                      --------    --------    --------
     Expected tax provision .......................   $ 12,673    $ 10,140    $  3,837
     Dividend exclusion benefit ...................        (69)        (85)       (178)
     State income taxes, net of federal
       income tax benefit .........................      1,327       1,076         402
     Other, net ...................................       (264)       (287)       (214)
                                                      --------    --------    --------
                                                      $ 13,667    $ 10,844    $  3,847
                                                      ========    ========    ========


     Income taxes paid in 1999, 1998 and 1997 were $8,171, $1,980 and $2,162, respectively. The Company received income tax refunds of $23, $350 and $2,719 during 1999, 1998 and 1997, respectively

(9) SHAREHOLDERS' EQUITY

STOCK OPTIONS

     The Company's 1993 Non-Statutory Stock Option Plan provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. The Company's 1998 Non-Statutory Stock Option Plan provides for issuance of up to 700,000 shares of common stock to key employees, while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows issuance of up to 100,000 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

     For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999, 1998 and 1997: expected dividend yield of 0%, expected volatility of 58%, 51% and 49%, risk-free interest rates of 4.81%, 5.42% and 6.48% and expected lives of 6 years.

     Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts for the years ended November 30, 1999, 1998 and 1997 as indicated below:


                                            1999         1998         1997
                                      ----------   ----------   ----------
     Net income:
        As reported ...............   $   20,156   $   15,269    $   5,885
        Pro forma .................   $   18,980   $   14,599    $   5,683

     Net income per share, basic:
        As reported ...............   $     2.07   $     1.63    $    0.67
        Pro forma .................   $     1.95   $     1.56    $    0.65

     Net income per share, diluted:
        As reported ...............   $     2.01   $     1.57    $    0.65
        Pro forma .................   $     1.89   $     1.50    $    0.62


     A summary of the activity of stock options during 1999, 1998, and 1997 is presented below (shares in thousands):


                                          1999                      1998                    1997
                                   --------------------      -------------------       --------------------
                                              Weighted                  Weighted                  Weighted
                                   Shares     Average        Shares     Average        Shares     Average
                                   Under      Exercise       Under      Exercise       Under      Exercise
                                   Option     Price          Option     Price          Option     Price
                                   ------     ---------      ------     --------       ------     ---------
Outstanding at beginning of
  year .......................      762      $   11.17        584      $    6.75        613      $   6.39
    Granted ..................      136          39.38        470          13.89         91          9.01
    Exercised ................      (46)          7.50       (292)          6.70       (120)         6.65
    Cancelled ................       (3)         14.71       --          --             --           --
                                -------      ---------   --------      ---------   --------      --------

Outstanding at end of year ...      849      $   15.92        762      $   11.17        584      $   6.75
                                =======      =========   ========      =========   ========      ========
Options exercisable at year-
  end ........................      239      $   10.24         96      $    7.48        262      $   7.43
                                =======      =========   ========      =========   ========      ========

Weighted average fair value of
options granted ..............               $   23.25                 $    7.69                 $   5.24
                                             =========                 =========                 ========

     Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998, options were granted to purchase 419,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $525 in 1999 and $350 in 1998.

     A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 1999, is presented below (shares in thousands):



                                                                          Weighted                              Weighted
                                                  Weighted                Average                            Average Exercise
   Exercise Price         Shares Under        Average Exercise       Remaining Life in        Shares        Price of Shares
      Range                 Option                 Price                   Years            Exercisable        Exercisable
   ---------------        ------------        -----------------      -----------------      -----------     ------------------

$ 4.63 -  $ 5.25              120                  $     4.87                 6.2                47               $   4.86
$ 7.13 -  $ 9.50              126                        8.38                 5.7                80                   8.30
$13.50 -  $18.00              461                       13.77                 8.2               111                  13.78
$25.63 -  $38.00               17                       29.94                 8.4                 1                  25.78
$39.81                        125                       39.81                 9.2                --                    --
                          -----------               -----------           -----------       ------------         ---------

  Total                       849                   $   15.92                 7.7               239               $  10.24
                          ===========               ===========           ===========       ===========           ========


PREFERRED SHARES

     The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 1999 and 1998, no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

     Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 1999, no contributions had been made to the plan.

COMMON STOCK WARRANTS

     During 1999, 22,400 warrants were exercised to acquire 131,196 shares. During 1998, 35,568 warrants were exercised to acquire 208,337 shares. At November 30, 1999, no warrants were outstanding since the right to exercise the remaining outstanding warrants expired on August 16, 1999.

STOCK BUYBACK

     In 1999 the Company redeemed and returned to unissued 172,500 shares of its common stock, without par value, for $3,912. As of November 30, 1999 the remaining amount of repurchase authorization from the Company's board of directors is $6,088. Under the authorization, purchases may be made from time to time in either open market or privately negotiated transactions.

SHAREHOLDER RIGHTS PLAN

     On January 26, 2000, the Company's board of directors adopted a new Shareholder Rights Plan. Under the plan, Rights were constructively distributed as a dividend at the rate of one Right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. Each Right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per Right, subject to adjustment. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock. The Rights will expire on February 11, 2010.

(10) CONTINGENCIES

GENERAL LITIGATION

     The Company has been named as a defendant in a lawsuit brought by the Center for Environment Health (CEH) contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition
65) by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. On December 30, 1999, Chattem was sent a notice of intent to sue letter from CEH alleging that Chattem had violated Proposition 65 because zinc oxide allegedly also contains cadmium. The lawsuit contends that the purported failure to comply with Proposition 65 requirements also constitutes a violation of the California Business & Profession Code Section 1700, et seq. Violations of either Proposition 65 or Business & Profession Code Section 1700, et seq. render a defendant liable for civil penalties of up to $2.5 per day per violation.

     The Company has also been named as a defendant in a lawsuit filed in San Francisco Superior Court on December 29, 1999, Johnson et al. v. Bristol-Myers Squibb Co., et al., Case No. 308872. This is a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleges that Chattem violated Proposition 65 by selling to California consumers without a warning topical skin care product containing zinc oxide which in turn contains lead. The lawsuit does not assert claims directly under Proposition 65, but asserts that the alleged failure to comply with Proposition 65 gives rise to claims under California's Business and Professions Code Sections 17200 et seq., and 17500 et seq., and the Civil Code Section 1750 et seq. The lawsuit seeks injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues, and damages.

     The Company intends to vigorously defend these claims. These actions have only recently been filed, however, and it is not possible at this time to determine the outcome of these matters or the effect of their resolution on the Company's financial position or operating results. Management believes that the Company's defenses have merit; however, there can be no assurance that the Company will be successful in its defense or that these lawsuits will not have a material adverse effect on the Company's results of operations for some period or on the Company's financial position.

     In February 1999 a complaint was filed against the Company by Genderm Corporation ("Genderm") in the U.S. District Court for the District of Arizona. The complaint alleged, among other things, that the formulations of CAPZASIN-P, CAPZASIN-HP and ICY HOT Arthritis Therapy Gel infringed U.S. Patent 4,485,450 owned by Joel Bernstein, M.D. and licensed to Genderm (the "Patent"). The complaint requested injunctive relief, compensatory and treble damages, costs and attorneys fees. A hearing on the preliminary injunction was held on April 13-14, 1999. On May 6, 1999 U.S. District Court for the District of Arizona held that Genderm had carried its burden of proving a substantial likelihood of success and ultimately showing that the Patent was infringed and issued a preliminary injunction prohibiting the Company from shipping CAPZASIN-P cream, CAPZASIN-HP cream and ICY HOT Arthritis Therapy Gel. Following the issuance of the preliminary injunction, the Company reached a settlement with Genderm pursuant to which the Company made a single payment of $750 in 1999 in exchange for the dismissal of the complaint and a fully paid license to use the Patent until its expiration. The settlement cost was recorded as a settlement of a pre-acquisition contingency.

     Other claims, suits and complaints arise in the ordinary course of the Company's business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such pending matters are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

REGULATORY

     The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by federal agencies, including the United States Food and Drug Administration (FDA). As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures which the Company uses to manufacture products. In December 1998, the FDA conducted an audit of the Company's manufacturing facility in Chattanooga, Tennessee. The FDA issued a report citing certain processes and procedures it requires the Company to change or improve. The Company has responded to the FDA's report and believes that it has complied with the requirements of the report. No further contact by the FDA has been made to date, but the Company expects a follow-up visit by FDA personnel in the future.

YEAR 2000 (unaudited)

     The Company has successfully completed the replacement of its previous information technology (IT) systems with those that are year 2000 compliant. The cost of the new IT systems to date is approximately $3,230, which has been capitalized.

     To date the Company has experienced no major problems with its implementation, nor has it encountered any unusual situations with its principal customers and suppliers in connection with their year 2000 IT systems' compliance.

     However, if unanticipated problems arise in the future with regard to year 2000 compliance with the Company's new IT systems or those of its principal customers and suppliers, the Company's business could be adversely affected.

(11) SUPPLEMENTAL FINANCIAL INFORMATION

     Inventories consisted of the following at November 30, 1999 and 1998:

                                                                     1999               1998
                                                                   ---------          --------
     Raw materials and work in process .........................   $  12,542          $   7,903
     Finished goods ............................................      17,190             14,113
     Excess of current cost over LIFO value ....................      (1,914)            (2,410)
                                                                   ---------          ---------
       Total inventories .......................................   $  27,818          $  19,606
                                                                   =========          =========

     International inventories included above, valued on a lower of FIFO cost or market at November 30, 1999 and 1998, were $2,611 and $3,004, respectively.

     Property, plant and equipment consisted of the following at November 30, 1999 and 1998:

                                                                     1999               1998
                                                                   ---------          --------
     Land ......................................................   $     140          $    140
     Buildings and improvements ................................       3,836             3,434
     Machinery and equipment ...................................      34,894            29,678
     Construction in progress...................................       6,813             2,900
     Less -- accumulated depreciation ..........................     (19,931)          (18,006)
                                                                   ---------          --------
       Property, plant and equipment, net ......................   $  25,752          $ 18,146
                                                                   =========          ========

     Accrued liabilities consisted of the following at November 30, 1999 and 1998:

                                                                       1999               1998
                                                                    ---------          --------
     Accrued interest expense ..................................    $  6,326           $   5,969
     Salaries, wages and commissions ...........................       2,098               2,850
     Promotion expense .........................................      15,880               8,896
     Product acquisitions ......................................       2,999               3,290
     Accrued pension benefits ..................................         781                 700
     Accrued royalties..........................................          56               2,889
     Other......................................................       4,007               5,615
                                                                    --------           ---------
       Total accrued liabilities................................    $ 32,147           $  30,209
                                                                    ========           =========

(12) ACQUISITION AND SALE OF BRANDS

     On December 21, 1998, the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands from Thompson Medical Company, Inc. (the "Thompson Medical Brands") for $95,000. The purchase price consisted of $90,000 cash and 125,500 shares of the Company's common stock. The cash portion of the purchase price was financed by a new senior credit facility. The purchase price of $95,000 was allocated $3,493 to inventory and $91,507 to trademarks and other product rights which were assigned a useful life of 40 years.

     On March 24, 1998, the Company acquired the BAN line of antiperspirant and deodorant products from Bristol-Myers Squibb Company for a purchase price of approximately $165,000 and assumed liabilities of $8,000. The Company acquired the BAN trademarks, formulae, certain patents pertaining to antiperspirant/deodorant technology, technical information, inventory, manufacturing equipment and packaging related assets used in the manufacture of BAN, but not the right to sell BAN in Japan. The purchase price of $173,000 was allocated $8,200 to inventory and $164,800 to trademarks and other product rights which were assigned a useful life of 40 years.

     The following unaudited consolidated pro forma information assumes the acquisition of BAN and the Thompson Medical brands and their related long-term borrowings had occurred on December 1, 1997:

            PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)


                                             1999               1998
                                     ------------       ------------
Net Sales .........................    $  302,631       $    294,243

Income before extraordinary loss           23,131             22,768(1)

Net Income ........................        20,746             19,909(1)

Earnings per share (basic):

  Income before extraordinary loss           2.37               2.40

  Net income ......................          2.13               2.09

Earnings per share (diluted):

  Income before extraordinary loss           2.31               2.31

  Net income ......................          2.07               2.02



     (1) Includes gain on the sale of CORNSILK.

The pro forma consolidated results of operations include adjustments to give effect to amortization of intangible assets, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The pro forma information is for comparative purposes only and does not purport to be indicative of the combined results that would have occurred had the acquisition and borrowings occurred at the beginning of the periods presented, or indicative of the results that may occur in the future.

     On May 12, 1998, the Company sold the CORNSILK oil control makeup brand to Del Laboratories, Inc. for $10,750, plus inventories and the assumption of certain liabilities. The Company sold, at a gain of $9,548, CORNSILK trademarks, formulae, technical information, inventory and other related assets but will continue to operate the CORNSILK business in the United Kingdom pursuant to a licensing agreement. The Company used the net proceeds from the sale to reduce bank indebtedness.

     On June 26, 1997, the Company purchased certain assets of Sunsource International, Inc. and an affiliated company (SUNSOURCE) including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. The $32,000 was allocated $1,786 to inventory and receivables and $30,214 to trademarks and other product rights which were assigned a useful life of 40 years. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE. Additional payments were scheduled to be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement. In 1998 the Company paid the former owners of SUNSOURCE $2,500 and forgave $5,625 of amounts due the Company, in exchange for a 50% reduction in any future additional payments under the purchase agreement. In 1999, the Company paid the former owners of SUNSOURCE $1,650 and issued 2,582 shares of its common stock in exchange for cancellation of the right to receive any future additional payments under the purchase agreement. The 1998 and 1999 considerations were capitalized as additional purchase price.

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

     Net periodic postretirement health care benefits cost for the years ended November 30, 1999, 1998 and 1997, included the following components:

                                                        1999        1998          1997
                                                       -----       -----         -----
     Service cost (benefits earned during the period)  $  31       $  19         $  29
     Interest cost on accumulated postretirement
       benefits obligation ..........................     76          82           115
     Amortization of net loss (gain) ................    (10)        (18)            2
                                                        ----        ----          ----
     Net periodic postretirement benefits cost ......  $  97       $  83         $ 146
                                                       =====       =====         =====

     The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 1999 and 1998:

                                                                           1999                  1998
                                                                      ---------            ----------
     Accumulated benefit obligation, beginning of
       year.....................................................      $   1,220            $   1,114
     Service cost...............................................             31                   19
     Interest cost..............................................             76                   82
     Effect of plan amendment...................................            174                   --
     Actuarial (gain) loss......................................           (443)                  92
     Benefits paid..............................................            (35)                 (87)
                                                                      ----------           ----------
     Accumulated benefit obligation, end of year................      $   1,023            $   1,220
                                                                      ==========           =========

     The following table sets forth the funded status of the plan at November 30, 1999 and 1998:

                                                                           1999                 1998
                                                                      ---------            ---------
     Accumulated benefit obligation.............................      $   1,023            $   1,220
     Fair value of plan assets..................................             --                   --
                                                                      ---------            ---------
     Funded status...............................................        (1,023)              (1,220)
     Unrecognized prior service cost............................            159                   --
     Unrecognized actuarial gain ...............................           (630)                (210)
                                                                      ---------            ---------
     Accrued postretirement benefits cost.......................      $  (1,494)           $  (1,430)
                                                                      =========            =========

     For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1999 and 1998. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 8.0% at November 30, 1999 and 1998, respectively. Due to premium caps in place which limit the Company's expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 1999 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 1999.

(14)   COMPREHENSIVE INCOME

     Comprehensive income consisted of the following components for the years ended November 30, 1999, 1998 and 1997, respectively:

                                                1999          1998          1997
                                            --------      --------      --------
     Net income .......................     $ 20,156      $ 15,269      $  5,885
     Other-foreign currency translation
       adjustment .....................          (15)          (30)           37
                                            --------      --------      --------
         Total ........................     $ 20,141      $ 15,239      $  5,922
                                            ========      ========      ========

(15)   PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

     The Company operates in two primary segments that are based on the different types of products offered. The OTC health care segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant and dietary supplement products. The toiletries and skincare segment includes antiperspirants and deodorants, facial cleaners and masques and seasonal products. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain assets, including the majority of property, plant and equipment and deferred tax assets are not allocated to the identifiable segments.

     The Company's largest customer accounted for 11%, 7% and 11% of OTC health care net sales and 8%, 10% and 5% of toiletries and skincare net sales in 1999, 1998 and 1997, respectively.

     In the table below the following items are included in the indicated captions:

     Variable contribution margin: net sales less variable cost of goods sold, advertising, promotion, market research, freight out, sales commissions, royalties, bad debts and inventory obsolescence. The Company evaluates the performance of its operating segments based on variable contribution margins.

     Depreciation and amortization: amortization of the cost of trademarks and other product rights with unallocated depreciation and other amortization expense being shown under the "Not Classified" caption.

     Identifiable/total assets: primarily identified unamortized cost of trademarks and other product rights and total inventory cost with the remainder of total assets being shown under the "Not Classified" heading.


                                                    Product Classifications
                                      -----------------------------------------------
                                                   OTC        Toiletries
                                                  Health        and           Not
                                       Total       Care       Skincare     Classified
                                      ------     -------     -----------   ----------
1999:
Net sales ......................     $298,142     $172,256     $125,650     $    236
Variable contribution margin ...      116,356       68,582       47,429          345
Depreciation and amortization ..       15,064        5,087        4,935        5,042
Identifiable assets/total assets      491,624      198,189      194,241       99,194

1998:
Net sales ......................     $220,064     $117,309     $101,854     $    901
Variable contribution margin ...       81,815       42,978       38,488          349
Depreciation and amortization ..        9,827        2,753        3,567        3,507
Identifiable assets/total assets      369,012      101,509      198,231       69,272

1997:
Net sales ......................     $143,235     $ 95,276     $ 46,041     $  1,918
Variable contribution margin ...       55,061       40,972       13,710          379
Depreciation and amortization ..        6,381        2,227          780        3,374
Identifiable assets/total assets      178,744       94,743       32,184       51,817


     The reconcilement of variable contribution margin, as shown above, to income before income taxes and extraordinary loss is as follows:


                                                                 1999           1998           1997
                                                            ---------      ---------      ---------
Variable contribution margin ..........................     $ 116,356      $  81,815      $  55,061
Less divisional and corporate overhead not allocated to
  product groups ......................................        44,155         36,596         29,558
                                                            ---------      ---------      ---------
Income from operations ................................        72,201         45,219         25,503
                                                            ---------      ---------      ---------
Other income (expense):
  Interest expense ....................................       (36,572)       (26,676)       (16,319)
  Investment and other income, net ....................           579            881          1,679
  Gain on product divestiture .........................            --          9,548             --
                                                            ---------      ---------      ---------
  Total other income (expense) ........................       (35,993)       (16,247)       (14,640)
                                                            ---------      ---------      ---------
Income before income taxes and extraordinary loss .....     $  36,208      $  28,972      $  10,863
                                                            =========      =========      =========


     Geographical segment information is as follows for the years ended November 30, 1999, 1998 and 1997:

                                1999         1998         1997
                              --------     --------     --------
     Net Sales:
       Domestic .........     $276,632     $199,811     $128,024
       International(1)..       21,510       20,253       15,211
                              --------     --------     --------
         Total ..........     $298,142     $220,064     $143,235
                              ========     ========     ========

     Long-Lived Assets(2):
       Domestic .........     $381,694     $289,972     $115,413
       International ....          353          471          547
                              --------     --------     --------
         Total ..........     $382,047     $290,443     $115,960
                              ========     ========     ========

     (1) International sales includes export sales from U.S. operations.

     (2) Consists of book value of property, plant, equipment, trademarks and other product rights.

(16)    CONSOLIDATING FINANCIAL STATEMENTS

     The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal"), the guarantor of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal is a wholly-owned subsidiary of Chattem; the guarantee of Signal is full and unconditional and joint and several.

                                                                        Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS

                                NOVEMBER 30, 1999
                          (Unaudited and in thousands)

                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY       ELIMINATIONS
                                                     CHATTEM          SIGNAL        COMPANIES          DR, (CR.)     CONSOLIDATED
                                                     -------          ------     -------------      -------------    ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents ................       $     550        $      16       $   1,742        $      --        $   2,308
  Accounts receivable, less allowance for
    doubtful accounts of $900 ..............          50,541               --           4,491               --           55,032
  Deferred income taxes ....................           6,951               --              --               --            6,951
  Inventories ..............................          25,519               --           2,299               --           27,818
  Prepaid expenses and other current assets              739               --             190               --              929
                                                   ---------        ---------       ---------        ---------        ---------
    Total current assets ...................          84,300               16           8,722               --           93,038
                                                   ---------        ---------       ---------        ---------        ---------
PROPERTY, PLANT AND EQUIPMENT,
    NET ....................................          25,399               --             353               --           25,752
                                                   ---------        ---------       ---------        ---------        ---------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net ....................           5,533          350,762              --               --          356,295
  Debt issuance costs, net .................          11,469               --              --               --           11,469
  Investment in subsidiaries ...............           9,930               --              --           (9,930)              --
  Other ....................................           4,709               --             361               --            5,070
                                                   ---------        ---------       ---------        ---------        ---------
    Total other noncurrent assets ..........          31,641          350,762             361           (9,930)         372,834
                                                   ---------        ---------       ---------        ---------        ---------
      TOTAL ASSETS .........................       $ 141,340        $ 350,778       $   9,436        $  (9,930)       $ 491,624
                                                   =========        =========       =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt .....       $  11,000        $      --       $      --        $      --        $  11,000
  Accounts payable .........................          18,053               --             520               --           18,573
  Payable to bank ..........................           4,905               --              --               --            4,905
  Accrued liabilities ......................          30,630               --           1,517               --           32,147
                                                   ---------        ---------       ---------        ---------        ---------
    Total current liabilities ..............          64,588               --           2,037               --           66,625
                                                   ---------        ---------       ---------        ---------        ---------
LONG-TERM DEBT, less current maturities ....         358,950               --              --               --          358,950
                                                   ---------        ---------       ---------        ---------        ---------
DEFERRED INCOME TAXES ......................           2,776           12,550              --               --           15,326
                                                   ---------        ---------       ---------        ---------        ---------
OTHER NONCURRENT LIABILITIES ...............           2,022               --              --               --            2,022
                                                   ---------        ---------       ---------        ---------        ---------
INTERCOMPANY ACCOUNTS ......................        (334,574)         336,612          (2,038)              --               --
                                                   ---------        ---------       ---------        ---------        ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized 1,000, none issued ..........              --               --              --               --               --
  Common shares, without par value,
    authorized 50,000, issued 9,707 ........           2,021                2           9,928            9,930            2,021
  Paid-in surplus ..........................          72,850               --              --               --           72,850
  Accumulated deficit ......................         (26,819)           1,614             401               --          (24,804)
                                                   ---------        ---------       ---------        ---------        ---------
    Total ..................................          48,052            1,616          10,329            9,930           50,067
  Cumulative other comprehensive income -
   Foreign currency translation adjustment .            (474)              --            (892)              --           (1,366)
                                                   ---------        ---------       ---------        ---------        ---------
    Total shareholders' equity .............          47,578            1,616           9,437            9,930           48,701
                                                   ---------        ---------       ---------        ---------        ---------
       TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY ..............       $ 141,340        $ 350,778       $   9,436        $   9,930        $ 491,624
                                                   =========        =========       =========        =========        =========

                                       62

                                                                        Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS

                                NOVEMBER 30, 1998
                          (Unaudited and in thousands)

                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY       ELIMINATIONS
                                                     CHATTEM          SIGNAL        COMPANIES          DR, (CR.)     CONSOLIDATED
                                                     -------          ------     -------------      -------------    ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents ................       $     (95)       $      11       $   2,160        $      --        $   2,076
  Accounts receivable, less allowance for
    doubtful accounts of $775 ..............          32,920               --           3,661               --           36,581
  Deferred income taxes ....................           3,049               --              --               --            3,049
  Inventories ..............................          16,607               --           2,999               --           19,606
  Prepaid expenses and other current assets               93              415             276               --              784
                                                   ---------        ---------       ---------        ---------        ---------
    Total current assets ...................          52,574              426           9,096               --           62,096
                                                   ---------        ---------       ---------        ---------        ---------
PROPERTY, PLANT AND EQUIPMENT, NET .........          17,675               --             471               --           18,146
                                                   ---------        ---------       ---------        ---------        ---------
OTHER NONCURRENT ASSETS:
  Investment in Elcat, Inc. ................           3,102               --              --               --            3,102
  Patents, trademarks and other purchased
    product rights, net ....................           4,409          267,817              --               --          272,226
  Debt issuance costs, net .................          10,091               --              --               --           10,091
  Investment in subsidiaries ...............           9,930               --              --           (9,930)              --
  Other ....................................           2,979               --             372               --            3,351
                                                   ---------        ---------       ---------        ---------        ---------
    Total other noncurrent assets ..........          30,511          267,817             372           (9,930)         288,770
                                                   ---------        ---------       ---------        ---------        ---------

      TOTAL ASSETS .........................       $ 100,760        $ 268,243       $   9,939        $  (9,930)       $ 369,012
                                                   =========        =========       =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt .....       $  17,444        $      --       $      --        $      --        $  17,444
  Accounts payable .........................          12,090               --             643               --           12,733
  Payable to bank ..........................           1,026               --              --               --            1,026
  Accrued liabilities ......................          28,963               20           1,226               --           30,209
                                                   ---------        ---------       ---------        ---------        ---------
    Total current liabilities ..............          59,523               20           1,869               --           61,412
                                                   ---------        ---------       ---------        ---------        ---------
LONG-TERM DEBT, less current maturities ....         273,913               --              --               --          273,913
                                                   ---------        ---------       ---------        ---------        ---------
DEFERRED INCOME TAXES ......................           1,085            5,741              --               --            6,826
                                                   ---------        ---------       ---------        ---------        ---------
OTHER NONCURRENT LIABILITIES ...............           2,110               --              --               --            2,110
                                                   ---------        ---------       ---------        ---------        ---------
INTERCOMPANY ACCOUNTS ......................        (259,582)         259,661             (79)              --               --
                                                   ---------        ---------       ---------        ---------        ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par  value,
    authorized 1,000, none issued ..........              --               --              --               --               --
  Common shares, without par value,
    authorized 20,000, issued 9,574 ........           1,994                2           9,928            9,930            1,994
  Paid-in surplus ..........................          69,068               --              --               --           69,068
  Accumulated deficit ......................         (46,846)           2,819            (933)              --          (44,960)
                                                   ---------        ---------       ---------        ---------        ---------
                                                      24,216            2,821           8,995            9,930           26,102
  Cumulative other comprehensive income -
   Foreign currency translation adjustment .            (505)              --            (846)              --           (1,351)
                                                   ---------        ---------       ---------        ---------        ---------
    Total shareholders' equity .............          23,711            2,821           8,149            9,930           24,751
                                                   ---------        ---------       ---------        ---------        ---------
      TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY ...............       $ 100,760        $ 268,243       $   9,939        $   9,930        $ 369,012
                                                   =========        =========       =========        =========        =========

                                                                        Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                         FOR THE YEAR ENDED NOVEMBER 30, 1999
                          (Unaudited and in thousands)

                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY       ELIMINATIONS
                                                     CHATTEM          SIGNAL        COMPANIES          DR, (CR.)     CONSOLIDATED
                                                     -------          ------        ---------       --------------   ------------

NET SALES ...........................              $ 280,686        $      --        $  17,456        $      --        $ 298,142
                                                   ---------        ---------       ----------        ---------        ---------
COSTS AND EXPENSES:
  Cost of sales .....................                 69,810               --            5,802               --           75,612
  Advertising and promotion .........                102,079            9,487            6,269               --          117,835
  Selling, general and administrative                 29,230               15            3,249               --           32,494
                                                   ---------        ---------       ----------        ---------        ---------
    Total costs and expenses ........                201,119            9,502           15,320               --          225,941
                                                   ---------        ---------       ----------        ---------        ---------
INCOME FROM OPERATIONS ..............                 79,567           (9,502)           2,136               --           72,201
                                                   ---------        ---------       ----------        ---------        ---------
OTHER INCOME (EXPENSE):
  Interest expense ..................                (36,572)              --               --               --          (36,572)
  Investment and other income, net ..                    521               (6)              64               --              579
  Royalties .........................                (13,448)          13,743             (295)              --               --
  Premium revenue ...................                    (20)              --               20               --               --
  Corporate allocations .............                     33               --              (33)              --               --
                                                   ---------        ---------       ----------        ---------        ---------
     Total other income (expense) ...                (49,486)          13,737             (244)              --          (35,993)
                                                   ---------        ---------       ----------        ---------        ---------
INCOME BEFORE INCOME TAXES AND
     EXTRAORDINARY LOSS .............                 30,081            4,235            1,892               --           36,208

PROVISION FOR INCOME TAXES ..........                 11,437            1,440              790               --           13,667
                                                   ---------        ---------       ----------        ---------        ---------
INCOME BEFORE EXTRAORDINARY
     LOSS ...........................                 18,644            2,795            1,102               --           22,541

EXTRAORDINARY LOSS ON EARLY
     EXTINGUISHMENT OF DEBT, NET.....                 (2,385)              --               --               --           (2,385)
                                                   ---------        ---------       ----------        ---------        ---------
NET INCOME ..........................              $  16,259        $   2,795        $   1,102        $      --        $  20,156
                                                   =========        =========        =========        =========        =========

                                                                        Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 1998
                          (Unaudited and in thousands)


                                                                            NON-GUARANTOR
                                                                             SUBSIDIARY        ELIMINATIONS
                                              CHATTEM          SIGNAL        COMPANIES           DR, (CR.)     CONSOLIDATED
                                              -------          ------        ---------         ------------    ------------
NET SALES ...........................       $ 203,650        $      --        $  16,414        $     --       $ 220,064
                                            ---------        ---------        ----------       --------       ---------
COSTS AND EXPENSES:
  Cost of sales .....................          55,654               --            5,235              --          60,889
  Advertising and promotion .........          74,462            5,859            6,271              --          86,592
  Selling, general and administrative          24,278               18            3,068              --          27,364
                                            ---------        ---------        ----------       --------       ---------
    Total costs and expenses ........         154,394            5,877           14,574              --         174,845
                                            ---------        ---------        ----------       --------       ---------
INCOME FROM OPERATIONS ..............          49,256           (5,877)           1,840              --          45,219
                                            ---------        ---------        ----------       --------       ---------
OTHER INCOME (EXPENSE):
  Interest expense ..................         (26,676)              --               --              --         (26,676)
  Investment and other income, net ..             816                3               62              --             881
  Gain on product divestiture .......              --            9,548               --              --           9,548
  Royalties .........................          (9,629)           9,891             (262)             --              --
  Premium revenue ...................            (350)              --              350              --              --
  Corporate allocations .............              41               --              (41)             --              --
                                            ---------        ---------        ----------       --------       ---------
     Total other income (expense) ...         (35,798)          19,442              109              --         (16,247)
                                            ---------        ---------        ----------       --------       ---------
INCOME BEFORE INCOME TAXES AND
    EXTRAORDINARY LOSS ..............          13,458           13,565            1,949              --          28,972

PROVISION FOR INCOME TAXES ..........           6,000            4,612              232              --          10,844
                                            ---------        ---------        ----------       --------       ---------
INCOME BEFORE EXTRAORDINARY
    LOSS ............................           7,458            8,953            1,717              --          18,128

EXTRAORDINARY LOSS ON EARLY
    EXTINGUISHMENT OF DEBT, NET .....          (2,859)              --               --              --          (2,859)
                                            ---------        ---------        ----------       --------       ---------
NET INCOME ..........................       $   4,599        $   8,953        $   1,717        $     --       $  15,269
                                            =========        =========        =========        =========       =========


                                                                       Note 16

                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 1997
                          (Unaudited and in thousands)


                                                                            NON-GUARANTOR
                                                                             SUBSIDIARY      ELIMINATIONS
                                              CHATTEM          SIGNAL        COMPANIES         DR, (CR.)     CONSOLIDATED
                                              -------          ------        ---------       ------------    ------------

NET SALES ...........................       $ 129,075        $      --        $  14,160        $    --       $ 143,235
                                            ---------        ---------        ---------        -------       ---------
COSTS AND EXPENSES:
  Cost of sales .....................          35,057               --            4,196             --          39,253
  Advertising and promotion .........          48,037            2,627            5,512             --          56,176
  Selling, general and administrative          19,200               27            3,076             --          22,303
                                            ---------        ---------        ---------        -------       ---------
    Total costs and expenses ........         102,294            2,654           12,784             --         117,732
                                            ---------        ---------        ---------        -------       ---------
INCOME FROM OPERATIONS ..............          26,781           (2,654)           1,376             --          25,503
                                            ---------        ---------        ---------        -------       ---------
OTHER INCOME (EXPENSE):
  Interest expense ..................         (16,319)              --               --             --         (16,319)
  Intercompany interest .............              92               --              (92)            --              --
  Investment and other income, net ..           1,599               31               49             --           1,679
  Royalties .........................          (5,954)           6,181             (227)            --              --
  Premium revenue ...................            (350)              --              350             --              --
  Corporate allocations .............              26               --              (26)            --              --
                                            ---------        ---------        ---------        -------       ---------
     Total other income (expense) ...         (20,906)           6,212               54             --         (14,640)
                                            ---------        ---------        ---------        -------       ---------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS ................           5,875            3,558            1,430             --          10,863

PROVISION FOR INCOME TAXES ..........           2,516            1,205              126             --           3,847
                                            ---------        ---------        ---------        -------       ---------
INCOME BEFORE EXTRAORDINARY
  LOSS ..............................           3,359            2,353            1,304             --           7,016

EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT, NET .......          (1,131)              --               --             --          (1,131)
                                            ---------        ---------        ---------        -------       ---------
NET INCOME ..........................       $   2,228        $   2,353        $   1,304        $    --       $   5,885
                                            =========        =========        =========        =======       =========

                                                                       Note 16


                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 1999
                          (UNAUDITED AND IN THOUSANDS)


                                                                                        NON-GUARANTOR
                                                                                         SUBSIDIARY     ELIMINATIONS
                                                             CHATTEM         SIGNAL      COMPANIES        DR, (CR.)    CONSOLIDATED
                                                             -------         ------     -------------   ------------   ------------
OPERATING ACTIVITIES:
  Net income ..........................................    $  16,259      $   2,795      $   1,102      $      --       $  20,156
  Adjustments to reconcile net income to net cash .....                                                                        --
    provided by operating activities:
    Depreciation and amortization .....................        5,429          9,487            148             --          15,064
    Extraordinary loss on early extinguishment of
      debt, net .......................................        2,385             --             --             --           2,385
    Dividend receivable from Elcat, Inc. ..............         (279)            --             --             --            (279)
    Deferred income tax ...............................        3,158          1,440             --             --           4,598
    Other, net ........................................           (8)             8             --             --              --
    Changes in operating assets and liabilities, net of
      acquisitions:
      Accounts receivable .............................      (16,598)            --           (830)            --         (17,428)
      Inventories .....................................       (5,366)            --            683             --          (4,683)
      Prepaid and other current assets ................         (241)            --             82             --            (159)
      Accounts payable and accrued liabilities ........        6,880             --            388             --           7,268
                                                           ---------      ---------      ---------      ---------       ---------
         Net cash provided by operating activities ....       11,619         13,730          1,573             --          26,922
                                                           ---------      ---------      ---------      ---------       ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ..........       (9,789)            --            (41)            --          (9,830)
  Purchases of trademarks and other related assets ....      (91,127)            --             --             --         (91,127)
  Sale of investments .................................        2,994            387             --             --           3,381
  Proceeds from notes and other assets ................          272             --             --                            272
  Increase in other assets ............................       (3,200)            --             --                         (3,200)
                                                           ---------      ---------      ---------      ---------       ---------
         Net cash used in investing activities ........     (100,850)           387            (41)            --        (100,504)
                                                           ---------      ---------      ---------      ---------       ---------
FINANCING ACTIVITIES:
  Payment of long-term debt ...........................     (165,481)            --             --             --        (165,481)
  Proceeds from long-term debt ........................      242,281             --             --             --         242,281
  Proceeds from exercise of stock options and
     warrants .........................................        2,104             --             --             --           2,104
  Debt issuance costs .................................       (5,101)            --             --             --          (5,101)
  Increase in  payable to bank ........................        3,879             --             --             --           3,879
  Changes in intercompany accounts ....................       12,106        (10,112)        (1,994)            --              --
  Dividends paid ......................................        4,000         (4,000             --             --              --
  Repurchases of common stock .........................       (3,912)            --             --                         (3,912)
                                                           ---------      ---------      ---------      ---------       ---------
         Net cash provided by (used in) financing
             activities ...............................       89,876        (14,112)        (1,994)            --          73,770
                                                           ---------      ---------      ---------      ---------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON
   CASH AND CASH EQUIVALENTS ..........................           --             --             44             --              44
                                                           ---------      ---------      ---------      ---------       ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the period ..................          645              5           (418)            --             232
  At beginning of period ..............................          (95)            11          2,160             --           2,076
                                                           ---------      ---------      ---------      ---------       ---------
  At end of period ....................................    $     550      $      16      $   1,742      $      --       $   2,308
                                                           =========      =========      =========      ==========      =========


                                                                       Note 16



                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 1998
                          (UNAUDITED AND IN THOUSANDS)


                                                                                        NON-GUARANTOR
                                                                                         SUBSIDIARY     ELIMINATIONS
                                                             CHATTEM         SIGNAL      COMPANIES        DR, (CR.)    CONSOLIDATED
                                                             -------         ------     -------------   ------------   ------------
OPERATING ACTIVITIES:
  Net income .......................................      $   4,599       $   8,953       $   1,717       $ --        $  15,269
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization ..................          3,829           5,859             139         --            9,827
    Extraordinary loss on early extinguishment of
     debt, net .....................................          2,859            --              --           --            2,859
    Dividend receivable from Elcat, Inc. ...........           (462)           --              --           --             (462)
    Deferred income tax provision ..................         (2,261)          4,612            --           --            2,351
    Gain on product divestiture ....................           --            (9,548)           --           --           (9,548)
    Other, net .....................................            (28)           --              --           --              (28)
    Changes in operating assets and liabilities, net
     of acquisitions:
      Accounts receivable ..........................        (11,968)           --               (86)        --          (12,054)
      Inventories ..................................          2,570            --              (734)        --            1,836
      Prepaid and other current assets .............             80            --              (182)        --             (102)
      Accounts payable and accrued liabilities .....         10,482            --               360         --           10,842
                                                          ---------       ---------       ---------       -----       ---------
         Net cash provided by operating activities .          9,700           9,876           1,214         --           20,790
                                                          ---------       ---------       ---------       -----       ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment .......         (8,988)           --               (62)        --           (9,050)
  Purchases of trademarks and other related assets .       (168,402)           --              --           --         (168,402)
  Proceeds from sale of investments ................          4,000            --              --           --            4,000
  Proceeds from product divestiture ................         11,965            --              --           --           11,965
  Proceeds form notes and sales of assets ..........          1,085            --              --           --            1,085
  Increases in other assets ........................           (798)           (395)           --           --           (1,193)
                                                          ---------       ---------       ---------       -----       ---------
         Net cash used in investing activities .....       (161,138)           (395)            (62)        --         (161,595)
                                                          ---------       ---------       ---------       -----       ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt ......................       (145,028)           --              --           --         (145,028)
  Proceeds from long-term debt .....................        291,365            --              --           --          291,365
  Proceeds from exercise of stock options and
    warrants .......................................          3,316            --              --           --            3,316
  Debt issuance costs ..............................         (9,971)           --              --           --           (9,971)
  Decrease in payable to bank ......................         (1,592)           --              --           --           (1,592)
  Changes in intercompany accounts .................          6,259          (5,525)           (734)        --             --
  Dividends paid ...................................          4,000          (4,000)           --           --             --
                                                          ---------       ---------       ---------       -----       ---------
         Net cash provided by (used in)financing
          activities ...............................        148,349          (9,525)           (734)        --          138,090
                                                          ---------       ---------       ---------       -----       ---------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS ........................             (2)           --               (65)        --              (67)
                                                          ---------       ---------       ---------       -----       ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the period ...............         (3,091)            (44)            353         --           (2,782)
  At beginning of period ...........................          2,996              55           1,807         --            4,858
                                                          ---------       ---------       ---------       -----       ---------
  At end of period .................................      $     (95)      $      11       $   2,160       $ --        $   2,076
                                                          =========       =========       =========       ======      =========


                                                                       Note 16


                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 1997
                          (UNAUDITED AND IN THOUSANDS)


                                                                                        NON-GUARANTOR
                                                                                         SUBSIDIARY     ELIMINATIONS
                                                             CHATTEM         SIGNAL      COMPANIES        DR, (CR.)    CONSOLIDATED
                                                             -------         ------     -------------   ------------   ------------
OPERATING ACTIVITIES:
  Net income ..........................................      $  2,228       $  2,353       $  1,304       $     --       $  5,885
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization .....................         3,606          2,627            148             --          6,381
    Extraordinary loss on early extinguishment of
      debt, net .......................................         1,131             --             --             --          1,131
    Dividend receivable from Elcat, Inc. ..............          (656)            --             --             --           (656)
    Deferred income tax provision .....................          (231)         1,205             --             --            974
    Other, net ........................................          (119)            10              3             --           (106)
    Changes in operating assets and liabilities, net of
      acquisitions:
      Accounts receivable .............................        (5,296)            --            156             --         (5,140)
      Inventories .....................................        (1,974)            --           (427)            --         (2,401)
      Prepaid and other current assets ................         2,962             --             72             --          3,034
      Accounts payable and accrued liabilities ........         1,096             --            (82)            --          1,014
                                                             --------       --------       --------       --------       --------
        Net cash provided by operating activities .....         2,747          6,195          1,174             --         10,116
                                                             --------       --------       --------       --------       --------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ..........        (2,441)            --           (317)            --         (2,758)
  Purchases of trademarks and other related assets ....       (29,293)            --             --             --        (29,293)
  Proceeds from notes and other assets ................            75             --             --             --             75
  Increase in  other assets ...........................          (746)            --             --             --           (746)
                                                             --------       --------       --------       --------       --------
        Net cash used in investing activities .........       (32,405)            --           (317)            --        (32,722)
                                                             --------       --------       --------       --------       --------
FINANCING ACTIVITIES:
  Repayment of long-term debt .........................       (76,636)            --             --             --        (76,636)
  Proceeds from long-term debt ........................        87,500             --             --             --         87,500
  Proceeds from exercise of stock options and
    warrants ..........................................         1,274             --             --             --          1,274
  Debt issuance costs .................................        (1,612)            --             --             --         (1,612)
  Increase in  payable to bank ........................           908             --             --             --            908
  Changes in intercompany accounts ....................         2,584         (3,551)           967             --             --
  Dividends paid ......................................         5,500         (5,500)            --             --             --
  Payment of intercompany notes .......................         2,679                        (2,679)            --
                                                             --------       --------       --------       --------       --------
        Net cash provided by (used in) financing
           activities .................................        22,197         (9,051)        (1,712)            --         11,434
                                                             --------       --------       --------       --------       --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
AND CASH EQUIVALENTS ..................................            --             --            (10)            --            (10)
                                                             --------       --------       --------       --------       --------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the period ..................        (7,461)        (2,856)          (865)            --        (11,182)
  At beginning of period ..............................        10,457          2,911          2,672             --         16,040
                                                             --------       --------       --------       --------       --------
  At end of period ....................................      $  2,996       $     55       $  1,807       $     --       $  4,858
                                                             ========       ========       ========       ========       ========


(17) QUARTERLY INFORMATION (Unaudited and in thousands, except per share amounts)


                                                                                  QUARTER ENDED
                                                               ------------------------------------------------------
                                                  TOTAL        FEBRUARY 28      MAY 31      AUGUST 31     NOVEMBER 30
                                                  -----        -----------      ------      ---------     -----------
FISCAL 1999:
    Net sales ..........................      $ 298,142          62,728         83,441         78,661         73,312
    Gross profit .......................      $ 222,530          45,848         61,647         57,616         57,419
    Before extraordinary loss:
      Income ...........................      $  22,541           3,577          6,921          5,957          6,086
      Income per share,
       diluted(2).......................      $    2.25             .35            .69            .59            .61
    Total:
      Net income .......................      $  20,156           3,150          5,764          5,424          5,818
      Net income per share,
        diluted(2) .....................      $    2.01             .31            .57            .54            .58
FISCAL 1998:
    Net sales ..........................      $ 220,064          34,921         58,545         67,600         58,998
    Gross profit .......................      $ 159,175          25,239         42,691         48,219         43,026
    Before extraordinary loss:
      Income (1) .......................      $  18,128             609         10,069          4,391          3,059
      Income per share, diluted (1), (2)      $    1.86             .06           1.02            .45            .31
    Total:
      Net income (1) ...................      $  15,269             609          8,168          3,433          3,059
      Net income per share,
        diluted (1),(2) ................      $    1.57             .06            .83            .35            .31






         (1) INCLUDES THE EFFECT OF THE DIVESTITURE OF CORNSILK.

         (2) THE SUM OF THE QUARTERLY EARNINGS PER SHARE AMOUNTS MAY DIFFER FROM ANNUAL EARNINGS PER SHARE BECAUSE OF THE DIFFERENCES IN THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE POTENTIAL SHARES USED IN THE QUARTERLY AND ANNUAL COMPUTATIONS.

                              REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

TO CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended November 30, 1999, 1998 and 1997 (as revised, - see Note 2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chattanooga, Tennessee
January 27, 2000