Form 10-K, Exhibit 13
period 2000-11-30
CHATTEM INC
filed 2001-02-28
CIK 19520

                                                                   EXHIBIT 13

TO THE SHAREHOLDERS

FISCAL 2000 REVIEW

For each of the last three years we have written to you about this being the greatest period in Chattem's history highlighted by dynamic growth in sales and earnings. This year, unfortunately, we must write about a disappointing year, which included approximately $19.3 million in fourth quarter charges resulting in a $.02 per share loss for the year before extraordinary items and cumulative effect of an accounting change. Net sales were $252.7 million, operating income was $38.9 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") were $51.3 million for fiscal 2000. Cash earnings (earnings plus non-cash amortization) per share were $.62. We had set much higher goals for Chattem.

While these results are disappointing, they should not simply be dismissed as a bad year. In fact, a number of positive highlights occurred in this unusual and complex year. Below we have discussed both the disappointments and positives Chattem experienced in 2000.

In terms of disappointments, clearly the loss of $.02 per share and the $19.3 million of charges were the most significant. Included in the charges was $8.4 million relating to the discontinuation of DEXATRIM with phenylpropanolamine ("PPA") as a result of action taken by the FDA in November 2000. We were extremely surprised and displeased that the FDA took this action despite strong scientific evidence supporting the safety of PPA. SUNSOURCE had another poor year, as the entire herbal market was very weak. Finally, GOLD BOND, which has been our strongest performer for several years, had a weak year with sales down about 10% due to private label competition and a cool, wet summer in the Northeast affecting GOLD BOND powder sales.

Perhaps surprising to you is our belief that we had more successes in 2000 than disappointments. Clearly, the most dramatic success was the reduction of long-term indebtedness by $144 million from November 30, 1999 until January 17, 2001. This resulted primarily from the repayment of $52 million of bank debt in September when Ban-Registered Trademark- was sold, and then the retirement of approximately $78 million of senior subordinated notes for $65 million shortly after the fiscal year end. The subordinated notes buy-back was initiated in December 2000 but not completed until January 2001, and is included as a part of our fiscal 2000 review because it was linked directly to the sale of Ban which occurred in September 2000. For Chattem to thrive and grow in the future, we felt this debt reduction was essential.

We also purchased approximately 877,000 shares of common stock during the fiscal year, and have shrunk our share base approximately 10% since the buy-back program was instituted in February 1999. We think this is an appropriate investment for all Chattem shareholders.

Another major highlight was the sale of Ban for $160 million cash, plus contingency payments which could total another $6.5 million. We acquired Ban at a time when the deodorant market was stable with little competitive activity, which we expected to continue. When Dove-Registered Trademark- was launched with the largest marketing budget in deodorant category history we felt the competitive dynamics had changed significantly and we should exit the category. We operated Ban for more than two years making over $60 million in operating income. Although we recorded a $4.2 million loss on the sale of Ban, this is more than offset by an extraordinary pretax gain of approximately $12 million on the high yield note repurchase which will be recorded in the first quarter of 2001, and which was made possible by the proceeds from the Ban sale. We retain $35 million from the Ban sale which is now free to be used for acquisitions as opposed to being required to be used to retire subordinated notes at par.

Finally, we had a number of marketing successes during 2000. The entire topical analgesic portfolio was up in sales over fiscal 1999 by 7%, with particularly strong results from ASPERCREME, CAPSAZIN and ICY HOT. Also, PHISODERM, MUDD and HERPECIN all enjoyed double-digit sales increases. Additionally, somewhat lost in the negative news about DEXATRIM with PPA was the very successful launch of DEXATRIM Natural, which gave consumers a PPA-free weight loss alternative.

Looking back on the problem areas and the successes, we think it is clear why we called fiscal 2000 an unusual and complex year.

FISCAL 2001 OUTLOOK*

As we write this, we do so with a strong sense of optimism. The phrase "when the going gets tough, the tough get going" best captures the current spirit at Chattem. Our Company may have had a tough 2000, but all of our employees have responded with energy, hard work and enthusiasm to see that we do not have another poor year. Specifically, we are managing costs aggressively, putting in place new marketing initiatives and focusing on acquisitions and innovative technology for new products.

All of our brands have marketing plans with numerous marketing initiatives. However, each year there are usually a handful of brands that will in all likelihood determine our success. This year we have four key brands with important marketing initiatives that if successful should ensure a return to the profitability and growth you have come to expect from Chattem.

First, GOLD BOND, as mentioned, has been a strong growth brand for us since its acquisition in 1996 and our most important goal is to restore this growth through new products and more effective advertising and promotion. We worked particularly hard on this initiative during the second half of fiscal 2000, and the most recent A.C. Neilsen data tracking consumer sales is encouraging. Also, we have one new GOLD BOND product targeted for launch late summer and another for introduction in early 2002.

Second, with the discontinuation of PPA, the success of DEXATRIM Natural is vitally important. Again, early results are promising, with DEXATRIM Natural apparently picking up a significant portion of regular DEXATRIM users. Also, the sell-in of the new 90 count DEXATRIM Natural bottles plus DEXATRIM Natural Ephedra Free has gone exceptionally well. We have significant advertising devoted to DEXATRIM Natural, particularly in the first six months of fiscal 2001. Finally, we are on schedule to launch a new diet product in the fall.

Third, the ICY HOT Patch, which began shipping around the first of calendar 2001, is a promising new product. We will start a major advertising campaign in April, targeting the millions of backache and chronic pain sufferers. This analgesic ointment on an adhesive patch is truly a revolutionary way to deliver long-lasting topical pain relief without any mess.

Finally, PAMPRIN has commenced its most aggressive advertising campaign in years to defend against the recently launched Women's Tylenol-Registered Trademark-. Again, early Nielsen results are encouraging as most Women's Tylenol sales appear to be coming from market growth and not loyal PAMPRIN users.

Taking all of the above plans into consideration, we are currently estimating sales of $180-$185 million, EBITDA of $38-40 million and earnings per share of $.60-$.65 for fiscal 2001. The estimates are prior to any extraordinary items which may be recorded during the year. We have built this budget estimating flat sales for most brands, continuing sales declines from SUNSOURCE and modest growth from those brands under which we are launching new products. We believe this is a realistic way to approach fiscal 2001, as we hope to deliver to you only positive surprises.

Acquisitions have been and will continue to be a major source of growth. With $35 million in cash and a strong organizational structure with capacity for additional business, we are aggressively seeking acquisitions and other strategic opportunities that fit our strategy of unique products with leadership positions in niche categories.

In closing, our managers, directors and employees are dedicated to a strong rebound in 2001, which we look forward to sharing with you throughout this year.


--------------------------------                 -------------------------------
         CHAIRMAN and CEO                                PRESIDENT and COO

*The statements in this section constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Ban-Registered Trademark- is the registered trademark of Kao Corporation.

Tylenol-Registered Trademark- is the registered trademark of McNeil Consumer Brands, Inc.

Dove-Registered Trademark- is the registered trademark of Chesebrough-Pond's Inc.

CHATTEM CONSUMER PRODUCTS

DOMESTIC PRODUCT OVERVIEW

OTC HEALTH CARE PRODUCTS

MEDICATED SKIN CARE PRODUCTS

The GOLD BOND brand, which is over 100 years old, competes in the adult and baby medicated powder, foot powder, therapeutic lotion, anti-itch cream and antibiotic ointment markets. GOLD BOND is the leading brand in the medicated powder category and is a rapidly growing presence in the lotion market. Total retail sales for the brand have grown from less than $28,000,000 when the brand was acquired in fiscal 1996 to over $60,000,000 in fiscal 2000. In 1997 the Company added two line extensions, GOLD BOND Foot Powder and GOLD BOND Medicated Body Lotion. GOLD BOND Antibiotic Ointment was introduced during the first quarter of 1999. The product line is heavily supported by national television and radio advertising throughout most of the year, as well as with consumer promotions. As evidenced by the success of the lotion, foot powder and ointment extensions, GOLD BOND continues to represent an opportunity for growth both through the existing products and the introduction of line extensions.

TOPICAL ANALGESICS

With the acquisition of the Thompson Medical brands in late 1998, Chattem became the U.S. market leader in topical analgesics. The Company's strong market position as well as the advancing age of the U.S. population and the increasing interest in physical fitness combine to provide solid growth prospects within the topical analgesic category. FLEXALL is an aloe vera based topical analgesic used primarily by chronic pain sufferers to alleviate pain and inflammation in joints and secondarily by sufferers of muscle strain. Introduced in fiscal 1999, FLEXALL QUIK GEL, which provides fast relief without any mess, was accompanied by an advertising campaign featuring future NFL Hall of Famer Joe Montana.

Uniquely positioned as the brand that goes on "icy to dull the pain and gets hot to relax it away", ICY HOT is available in a cream, balm and stick. This dual action extra strength product appeals to younger users just entering the category as well as older consumers who want to remain active. ICY HOT Patch, concentrated pain relief that lasts for hours and is easy to apply even to the lower back, will be introduced in fiscal 2001.

Former Thompson Medical brands round out the Company's topical analgesic portfolio. ASPERCREME provides odor free relief of arthritis and other chronic pain while SPORTSCREME is targeted at serious athletes as well as "weekend warriors". CAPZASIN, which contains capsicin, the active ingredient that doctors recommend most, is focused on the arthritis sufferer looking for clinically proven relief. ARTHRITIS HOT provides relief at a value price. The Company supports the topical analgesic brands with extensive national television and radio advertising as well as targeted consumer promotions.

BENZODENT is a dental analgesic cream in an adhesive base for use as an oral topical analgesic for pain related to dentures. Acquired in 1994, BENZODENT is principally supported by sampling consumers at the time they are fitted with dentures as well as other professional marketing targeted toward dentists.

INTERNAL ANALGESICS

The Company competes in the menstrual analgesic segment with two brands:
PAMPRIN, a combination drug targeted towards relief of menstrual symptoms, and PREMSYN PMS, targeted towards the symptoms of premenstrual syndrome. The Company uses a mix of television and radio advertising as well as point of entry sampling to support these brands.

LIP CARE

HERPECIN-L, Chattem's entry in the lip care category, is uniquely formulated to treat and protect cold sores by moisturizing lips to help prevent cracking and promote healing. Available in a stick and a jar, HERPECIN-L contains a sunblock to help protect lips from the harmful rays of the sun. The Company uses radio advertising to generate trial use during the peak winter and summer cold sore seasons.

APPETITE SUPPRESSANT

DEXATRIM is a line of appetite suppressants which was acquired in December of 1998. In fiscal 2000 DEXATRIM entered the herbal diet aid category with DEXATRIM Natural. DEXATRIM Natural is a drug-free, all natural diet aid with special dual action that curbs your appetite and helps your body burn fat and calories. DEXATRIM Natural is currently available in Green Tea and Caffeine Free versions, and in an Ephedrine-Free product in fiscal 2001. DEXATRIM Natural will be supported through high levels of television and radio advertising in 2001. DEXATRIM containing PPA was discontinued as a product line in the fourth quarter of 2000.

DIETARY SUPPLEMENTS

The Company competes in the U.S. nutritional supplement category with its SUNSOURCE line which includes GARLIQUE, REJUVEX, HARMONEX, PROPALMEX, MELATONEX, REPOSE, NEW PHASE and OMNIGEST EZ. These products are distributed primarily through the food, drug and mass merchandiser trade channels.

GARLIQUE garlic tablets support cardiovascular health and are uniquely positioned in the marketplace as a "one per day" high potency garlic supplement. Most major GARLIQUE competitors require multiple daily dosages. Consumers have a high level of interest in this odorless, drug-free, all natural approach to maintaining normal cholesterol levels.

REJUVEX is a dietary supplement for women in the pre and post-menopausal age group. REJUVEX helps women maintain comfort during a phase of life that is often fraught with numerous discomforts. Additionally, REJUVEX, high in magnesium, helps promote strong healthy bones in a population that is at risk for development of osteoporosis. REJUVEX provides an estrogen-free avenue of natural support.

HARMONEX is a combination of St. John's Wort, proven to help maintain and promote emotional balance, and Siberian ginseng, an herb providing a boost to physical well-being. In clinical trials, the scientifically standardized St. John's Wort extract used in HARMONEX helped maintain a healthy emotional balance in study subjects.

PROPALMEX is an herbal supplement for men over forty. PROPALMEX supports prostate health and promotes free urinary flow. As men age, natural changes in hormone balance result in conditions which tend to cause a swelling of the prostate. This benign condition plagues most men past middle age and PROPALMEX is the all natural, drug-free approach to maintenance of a healthy prostate.

MELATONEX is formulated to support a natural sleep cycle by supplementing the body's production of melatonin, a hormone necessary for a good night's sleep. As individuals age, they produce less melatonin, tend to sleep less and have more difficulty falling asleep and staying asleep.

REPOSE Stress Relief Formula was launched during the summer of 1999. A combination of standardized kava and Siberian ginseng as well as essential vitamins and minerals, REPOSE promotes quick relaxation while replenishing lost nutrients and helping the body adapt to stress.

NEW PHASE, introduced in 2000, is a unique isoflavone and herbal complex providing natural phytoestrogen support for women. NEW PHASE is carefully formulated to meet the needs of women experiencing the natural, normal change of estrogen levels and helps maintain strong bones and good cardiovascular health.

OMNIGEST EZ, also introduced in 2000, promotes healthy digestion, heading off discomforts before they start. OMNIGEST EZ contains a unique blend of seven digestive enzymes from plants that work along with the digestive enzymes produced by your own body to help in the digestion of fats, proteins, carbohydrates, cellulose and dairy product.

TOILETRIES AND SKIN CARE PRODUCTS

FACIAL CLEANSERS AND MASQUES

PHISODERM is a line of facial cleansers developed by dermatologists which retains an ethical, troubled skin reputation. The line includes several formulas of liquid cleansers including one for infants and a bar soap. In 1999 PHISODERM added a 4-Way Daily Acne Cleanser and in 2000 a Blemish Patch to the line which have generated incremental new business to the brand. In 2000 the acne products of the PHISODERM business enjoyed strong growth and became the product line's second largest segment. Consumer support for the brand was focused on the acne business and included advertising in teen magazines, concentrated television advertising on teen cable programs and extensive sampling. In 2001 the Company anticipates further expanding the acne portion of the business with unique new line extensions.

MUDD is a line of deep cleaning clay-based products for the face. Target consumers for MUDD are women between the ages of 18 and 49. MUDD Masque is available in four formulas and is a market leader in the masque category. In 1999 the Company introduced MUDD Self-Heating Skin Cleanser which is a deep cleaning scrub product. The MUDD Self-Heating Skin Cleanser is unique because it generates heat upon contact with water to open pores for maximum deep cleansing. In 2000 the masque products enjoyed strong growth and increased market share based on expanded distribution and a television advertising test.

SEASONALS

BULLFROG is the line of ultimate waterproof sunblocks for outdoor active consumers. In 1999 two new products were added to the line: BULLFROG MAGIC BLOCK, a disappearing color sunblock, and BULLFROG QUIK STICK, the highest sun protection stick with aloe and vitamin E. In 2000, three additional new products were added to the line: BULLFROG QUIK GEL Sport Spray, an active sport spray version of the most popular selling BULLFROG QUIK GEL formula, BULLFROG AgeProof, a broad spectrum UVA/UVB daily wear sunblock with Parsol 1789 and BULLFROG Sparkle Block, a disappearing color sunblock with sparkles. The Company will continue to support the brand with a comprehensive brand plan which includes targeted consumer advertising, promotions and sampling programs.


ULTRASWIM is a line of chlorine removing shampoos, conditioners and soaps. ULTRASWIM has a unique formula that performs chlorine removal better than any comparable hair care or skin care product on the market. The Company supports this brand through targeted print advertising to competitive, recreational and exercise swimmers and through event sponsorship with targeted sampling programs. In 2001 ULTRASWIM will be relaunched with a new hair formula and package design.

SUN-IN competes in the spray-in hair lightener segment of the hair care market. In 1999 SUN-IN introduced Super Streaks, a hair lightener in a gel form similar to a styling gel. This item, which offers the SUN-IN teen user a hair lightener with added control, has provided incremental volume to the base business. The brand is supported through strong consumer promotions executed on shelf and a seasonal radio campaign on teen radio stations.

INTERNATIONAL MARKET OVERVIEW

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in Australia and the Middle East. Manufacturing and packaging of the products are conducted principally in the U.K. with a limited number of ingredients purchased from Chattem. Chattem (U.K.) employs its own sales force in the United Kingdom while distributors are used to market and sell its products on the Western European continent. Due to the difficulty and expense involved in the registration of OTC health care brands in Europe, the unit markets exclusively the Company's toiletries and skin care products. Chattem's products in Europe include SUN-IN, a range of MUDD face and body products and ULTRASWIM. Cornsilk-Registered Trademark- is sold under a licensing arrangement with another company. SPRAY BLOND Spray-In Hair Lightener is only marketed on the European continent.

CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario, Canada which markets and distributes certain of Chattem's consumer products throughout Canada. The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include GOLD BOND, PAMPRIN, MUDD, SUN-IN, ULTRASWIM, PHISODERM, ASPERCREME and DEXATRIM.

U.S. EXPORT

The U.S. Export division services various distributors primarily located in the Caribbean and Central and South America. The Company sells ICY HOT, GOLD BOND, PAMPRIN, MUDD, PHISODERM and DEXATRIM into these markets with the primary focus being the development of its OTC health care products.

Cornsilk-Registered Trademark- is the registered trademark of Del Laboratories, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

GENERAL

Fiscal 2000 was highlighted by the sale of the Ban product line, the voluntary withdrawal from the marketplace of DEXATRIM containing PPA, the repurchase of 876,500 shares of the Company's common stock, the retirement of $5,400,000 principal amount of 12.75% senior subordinated notes, the payment in their entirety of the revolving line of credit and term loans and fourth quarter charges of approximately $19,300,000, which includes certain nonrecurring items.

On September 15, 2000 the Company completed the sale of its Ban product line to The Andrew Jergens Company, a wholly owned subsidiary of Kao Corporation. Under the terms of the sale agreement, the Company received $160,000,000 cash at closing, plus the right to receive up to an additional $6,500,000 in future payments based upon sales levels of Ban in 2001 and 2002. Concurrent with the closing of the sale of Ban, the Company used $52,194,000 of the net proceeds to retire all of the outstanding balances of the revolving line of credit and term loans and accrued interest thereon, with the balance of the net proceeds being retained by the Company.

On October 19, 2000, a Nonprescription Drugs Advisory Committee ("NDAC") commissioned by the United States Food and Drug Administration ("FDA") to review the safety of PPA, the active ingredient in certain of the Company's DEXATRIM brands, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to immediately cease shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA.

During 2000 the Company repurchased and retired 876,500 shares of its common stock, without par value, for $9,489,000 in accordance with the Company's previously announced stock buyback program.

During 2000 the Company retired $5,400,000 principal amount of its 12.75% senior subordinated notes due 2004.

As a result of the early retirement of the revolving line of credit and term loans and the retirement of a portion of the 12.75% senior subordinated notes due 2004, the Company recorded in 2000 an extraordinary loss of $920,000, net of income tax benefit. This loss related to the write-off of debt issuance costs associated with the bank debt and the 12.75% notes as well as the premium paid on the retirement of the 12.75% notes.

During the fourth quarter of fiscal 2000, Chattem recorded approximately $19,300,000 in charges, including certain nonrecurring items, that adversely impacted financial results. These charges included a $4,208,000 loss before taxes in connection with the sale of Ban, an impairment charge of $810,000 in connection with the pending sale of NORWICH Aspirin, a reserve of $5,600,000 for DEXATRIM with PPA estimated product returns, a write down of $2,788,000 for inventories of DEXATRIM with PPA, a $4,000,000 product returns reserve and a $1,331,000 inventory obsolescence reserve against the Company's SUNSOURCE products. The Company also recorded a $578,000 interest expense charge related to the termination of interest rate swaps.

In October 2000 the Company's board of directors adopted an amendment to the Company's non-contributory defined benefit pension plan ("the Plan") that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment gain in the Plan of $1,912,000 in 2000.

Effective December 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities", issued by the American Institute of Certified Public Accountants ("AICPA"). SOP 98-5 requires costs of start-up activities to be expensed as incurred. The initial adoption of this SOP was recorded as the cumulative effect of a change in an accounting principle. The one-time charge, net of income tax benefit, was $542,000 in fiscal 2000.

On December 11, 2000, the Company initiated a consent solicitation and tender offer for certain of its outstanding senior subordinated notes. On January 17, 2001, the Company announced the successful completion of the consent solicitation and tender offer pursuant to which it retired $70,462,000 principal amount of its 8.875% senior subordinated notes due 2008 and $7,397,000 principal amount of its 12.75% senior subordinated notes due 2004. The consideration paid for the consent solicitation and tender offer was $64,937,000, which was provided by the proceeds of the Ban sale.

Strategically, the Company will continue to seek sales increases through a combination of acquisitions and internal growth while maintaining high operating income levels. As previously high-growth brands mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions of existing products. During fiscal 2000 the Company introduced the following line extensions/new products: DEXATRIM Natural, GOLD BOND Sensitive Skin Fragrance Free Lotion, PHISODERM Blemish Patch, BULLFROG QUIK GEL Sport Spray, BULLFROG AgeProof, BULLFROG Sparkle Block, NEW PHASE and OMNIGEST EZ. Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time these products do not generate a commensurate amount of sales or earnings. As a result, the Company may experience a short-term adverse impact on its profitability.

RESULTS OF OPERATIONS

The following table sets forth, for income (loss) before extraordinary loss and change in accounting principle and for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales.

                                                                 Year Ended November 30
                                                          -----------------------------------
                                                               2000          1999         1998
                                                          ---------      --------     --------
NET SALES . . . . . . . . . . . . . . . . . . . .             100.0%        100.0%       100.0%
                                                          ---------      --------     --------
COST AND EXPENSES:
   Cost of sales  . . . . . . . . . . . . . . . .              29.7          25.4         27.7
   Advertising and promotion  . . . . . . . . . .              42.3          39.5         39.3
   Selling, general and administrative. . . . . .              12.6          10.9         12.4
                                                          ---------      --------     --------
         Total costs and expenses . . . . . . . .              84.6          75.8         79.4
                                                          ---------      --------     --------
INCOME FROM OPERATIONS  . . . . . . . . . . . . .              15.4          24.2         20.6
                                                          ---------      --------     --------
OTHER INCOME (EXPENSE):
    Interest expense  . . . . . . . . . . . . . .             (14.1)        (12.3)       (12.1)
    Investment and other income, net. . . . . . .                .6            .2           .4
    Gain (loss) on product divestitures . . . . .              (2.0)           --          4.3
                                                          ---------      --------     --------
          Total other income (expense). . . . . .             (15.5)        (12.1)        (7.4)
                                                          ---------      --------     --------
INCOME (LOSS) BEFORE INCOME TAXES . . . . . . . .               (.1)         12.1         13.2

PROVISION FOR (BENEFIT FROM) INCOME TAXES . . . .               --            4.5          4.9
                                                          ---------      --------     --------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
    CHANGE IN ACCOUNTING PRINCIPLE. . . . . . . .              (.1)%          7.6%         8.3%
                                                          =========      ========     ========

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales for the year ended November 30, 2000 decreased $45,443,000, or 15.2%, to $252,699,000 from $298,142,000 for the previous fiscal year. The decrease was largely the result of the sale of Ban and providing for expected returns of DEXATRIM with PPA and certain SUNSOURCE products. The decrease consisted of a $44,488,000, or 16.1%, decrease in domestic consumer products sales from $276,632,000 in 1999 to $232,144,000 in 2000 and a decrease of $955,000, or 4.4%, in international sales to $20,555,000 from $21,510,000.

In 2000, sales of OTC health care products decreased $19,081,000, or 11.1%, to $153,175,000 from $172,256,000 in 1999, while sales of toiletries and skin care products declined $26,581,000, or 21.2%, from $125,650,000 in 1999 to
$99,069,000 in 2000. Other sales increased $219,000, or 92.8%, to $455,000 in the current period from $236,000 in the prior fiscal year.

In the domestic OTC health care product segment in 2000 sales increases were recognized for all of the topical analgesic products, most notably ICY HOT and ASPERCREME, and HERPECIN-L. Declines in sales were recorded for the SUNSOURCE brands as a result of continuing weakness of the dietary supplements' market, PAMPRIN, PREMSYN PMS, GOLD BOND and DEXATRIM. In 2000 sales increases were realized for MUDD and PHISODERM of the domestic toiletries and skin care category, while sales decreased for Ban, SUN-IN and BULLFROG. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in sales of the topical analgesic products was attributed principally to increased marketing support. MUDD and PHISODERM sales benefited from line extension introductions in 1999 and 2000 (MUDD Self-Heating Skin Cleanser, PHISODERM 4-Way Daily Acne Cleanser and PHISODERM Blemish Patch) and increased marketing support, while HERPECIN-L sales were positively impacted by more effective advertising and promotional campaigns.

As previously stated, the Ban product line was sold in the fourth quarter of 2000, therefore markedly affecting its sales for 2000. Prior to the sale, however, Ban sales had declined, principally as a result of the introduction of a new, heavily promoted antiperspirant and deodorant product by a competitor and reduced marketing support. GOLD BOND sales declined primarily due to increased competition from less expensive private label brands and reduced advertising and promotion expenditures. BULLFROG sales were affected principally by the loss of a major customer, while PAMPRIN, PREMSYN PMS and SUN-IN sales were largely influenced by reduced marketing support. As previously discussed, the decline in sales of DEXATRIM reflects the voluntary withdrawal from the marketplace of DEXATRIM containing PPA. Sales of the remaining brands were relatively flat or showed modest declines in 2000.

International sales from the Canadian operation increased $645,000, or 9.6%, for 2000, but the United Kingdom business decreased $1,109,000, or 10.3%. The increase in Canadian sales was primarily associated with the launch of GOLD BOND Medicated Lotion of the OTC health care segment, while Ban, SUN-IN and MUDD of the toiletries and skin care product group constituted the principal decreases in United Kingdom sales. U. S. export sales declined $491,000, or 12.1%, for fiscal 2000, with the decrease being largely associated with sales of Ban of the toiletries and skin care segment, for reasons previously discussed. Sales variances were principally the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of net sales in 2000 was 29.7% compared to 25.4% in 1999. The percentage increase of 4.3% in 2000 was primarily the result of the inventory write downs of $4,119,000 to cost of sales, and allowances for returns of $9,600,000 to net sales, as discussed previously.

Advertising and promotion expenses were 42.3% of net sales in 2000 compared to 39.5% in 1999, although the cost of such expenses decreased $10,967,000, or 9.3%, to $106,868,000 in 2000 from $117,835,000 in 1999. This decrease in the cost of such expenses was the result of the sale of Ban and reduced spending for generally all of the Company's product lines except MUDD, BULLFROG, PHISODERM, and NEW PHASE and OMNIGEST EZ of SUNSOURCE. The increase in the percent of advertising and promotion to net sales in 2000 over 1999 was primarily due to charges to sales in the fourth quarter of 2000 of approximately $9,600,000 as discussed previously.

Selling, general and administrative expenses decreased $500,000, or 1.5%, to $31,994,000 in 2000 from $32,494,000 in 1999 but increased as a percentage of net sales to 12.6% in 2000 from 10.9% in 1999. This dollar decrease was largely associated with increases in direct selling costs, freight and field sales expenses, but was more than offset by decreases in annual bonus and the pension plan curtailment gain. The increase in the percent of selling, general and administrative expenses to net sales in 2000 over 1999 was principally the result of the sale of Ban and charges to sales in the fourth quarter of 2000 of approximately $9,600,000 as discussed previously.

Interest expense decreased $843,000, or 2.3%, to $35,729,000 in 2000 from $36,572,000 in 1999 primarily as a result of payment of all of the outstanding revolver and term bank loan balances on September 15, 2000 and the retirement of $5,400,000 principal amount of the 12.75% senior subordinated notes, but was offset by a $578,000 charge in the fourth quarter related to the write off of an interest rate swap termination loss because the underlying debt was retired. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment and other income increased $987,000, or 170.5%, to $1,566,000 in 2000 from $579,000 in 1999. The increase was due primarily to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the retirement of the Company's revolver and term bank loans on September 15, 2000.

Loss before extraordinary loss and change in accounting principle was $197,000 in 2000 compared to income before extraordinary loss in 1999 of $22,541,000. The loss in 2000 resulted primarily from reduced sales and the approximately $19,300,000 of previously discussed charges, including the losses on the sale of Ban, and the DEXATRIM with PPA product issues.

Cash earnings (net income before extraordinary loss on early extinguishment of debt and change in accounting principle plus non-cash amortization) is one of the key standards used by the Company to measure operating performance, but it may not be comparable to similarly titled measures reported by other companies. Cash earnings is used to supplement operating income as an indicator of operating performance and not as an alternative to measures defined and required by generally accepted accounting principles. Cash earnings for fiscal 2000 were $5,894,000, or $.62 per share, as compared to $29,507,000, or $2.94 per share, for fiscal 1999, an 80.0% decrease. The Company's earnings before interest, taxes, depreciation and amortization (EBITDA) for fiscal 2000 was $51,251,000 as compared to $85,383,000 for fiscal 1999, a 40.0% decrease. The EBITDA margin decreased from 28.6% of net sales in 1999 to 20.3% in 2000.

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

For the year ended November 30, 1999, sales of the OTC health care products increased $54,947,000, or 46.8%, to $172,256,000 from $117,309,000 in 1998, while sales of toiletries and skin care brands increased $23,796,000, or 23.4%, from $101,854,000 in

1998 to $125,650,000 in 1999. Other sales declined $665,000, or 73.8%, to
$236,000 in 1999 from $901,000 in 1998.

In the domestic OTC health care product segment in 1999, sales increases were recognized for all of the Thompson Medical brands, acquired in December 1998, GOLD BOND, FLEXALL and HERPECIN-L, while sales declines were realized for the PREMSYN PMS, NORWICH Aspirin and SUNSOURCE product lines. In the current period in the domestic toiletries and skin care category, sales increases were recorded for the MUDD and PHISODERM brands with sales decreases being recognized for ULTRASWIM and Cornsilk, which was sold in May 1998. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

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

In 1999 sales of the international consumer products segment increased $1,377,000, or 25.9%, for the Canadian operation, but declined $335,000, or 3.0%, for the United Kingdom business. Ban, the Thompson Medical brands and the GOLD BOND product line accounted for the net sales increase in Canada, while sales decreases were recognized for all of the product lines marketed by the United Kingdom operation, except for Ban sales to the Far East. The limited number of product lines offered and increased competition contributed to the decline in the United Kingdom business. U.S. export sales increased $215,000, or 5.6%, to $4,054,000 in 1999 from $3,839,000 in 1998, with most of the increase associated with Ban, the Thompson Medical brands and GOLD BOND. All sales variances were largely the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of net sales in 1999 was 25.4% compared to 27.7% in 1998. This improvement was principally due to increased sales of higher gross margin brands and more efficient purchasing and manufacturing operations.

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

Investment and other income decreased $302,000, or 34.3%, to $579,000 in 1999 from $881,000 in 1998. The decrease was due primarily to the Company's sale of its remaining investment in Elcat, Inc.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of its common stock and capital expenditures.

Cash provided by operating activities was $26,507,000 and $26,922,000 for 2000 and 1999, respectively. The decrease in cash flows from operations from 1999 to 2000 was primarily the result of the decrease in net income offset in part by decreases in accounts receivable and inventories.

Investing activities provided cash of $152,796,000 and used cash of $100,504,000 in 2000 and 1999, respectively. The increase of cash in 2000 reflected the proceeds from the sale of the Ban product line while the 1999 use of cash represents the purchase of the Thompson Medical brands. In 2000, capital expenditures totaled $5,673,000 compared to $9,830,000 in 1999. The decrease was due primarily to the substantial completion in 1999 of the replacement of the Company's information technology systems and the extensive renovation of a manufacturing and warehouse facility purchased in fiscal 1998. Capital expenditures are expected to be approximately $2,500,000 in fiscal 2001.

Financing activities used cash of $78,991,000 in 2000 but provided cash of $73,770,000 in 1999. The use of cash in 2000 consisted primarily of repayment of all of the outstanding balances of the revolver and term bank loans and the retirement of $5,400,000 principal amount of the 12.75% senior subordinated notes due 2004. In December 1998 the Company financed the acquisition of the Thompson Medical brands with the proceeds of a $90,000,000 bank credit agreement and 125,500 shares of common stock valued at approximately $39.84 per share.

Until June 30, 2003, the Company is obligated to pay an annual royalty on HERPECIN-L for the greater of $214,000 or 5% of the brand's annual net sales.

On December 11, 2000, the Company initiated a consent solicitation and tender offer for certain of its outstanding senior subordinated notes. On January 17, 2001 the Company announced the successful completion of the consent solicitation and tender offer pursuant to which it retired $70,462,000 principal amount of its 8.875% senior subordinated notes due 2008 and $7,397,000 principal amount of its 12.75% senior subordinated notes due 2004. Total consideration paid for the consent solicitation and tender offer was $64,937,000, which was provided by the proceeds from the Ban sale.

The following table presents certain working capital data at November 30, 2000 and 1999 or for the respective years then ended:

             ITEM                                            2000                     1999
--------------------------------------------------        -------------           -----------
Working capital (current assets less current
    liabilities) . . . . . . . . . . . . . . . . .         $126,029,000            $26,413,000
Current ratio (current assets divided by current
    liabilities) . . . . . . . . . . . . . . . . .                 3.77                   1.40
Quick ratio (cash and cash equivalents and
    receivables divided by current liabilities). .                 3.15                    .86
Average accounts receivable turnover . . . . . . .                 5.28                   6.51
Average inventory turnover . . . . . . . . . . . .                 3.50                   3.19
Working capital as a percentage of total assets. .                31.34%                  5.37%

The major increase in the current and quick ratios and working capital at November 30, 2000 as compared to November 30, 1999 was primarily due to the increase in cash and cash equivalents resulting from the sale of Ban in September 2000.

Total debt outstanding at November 30, 2000 was $304,077,000 compared to $369,950,000 at November 30, 1999. The net decrease of $65,873,000 in 2000 reflected the payment of the entire outstanding balances of the revolver and term bank loans and $5,400,000 principal amount of the Company's 12.75% senior subordinated notes due 2004.

As of November 30, 2000, the remaining amount authorized by the Company's board of directors under the stock buyback plan was $6,599,000, however, the Company is limited in its ability to repurchase shares due to restrictions under the terms of the indentures with respect to which its senior subordinated notes were issued.

Management of the Company believes that cash generated by operations and its strong cash and cash equivalents balance will be sufficient to fund the Company's current commitments and proposed operations. Also on December 21, 1998, the Company filed with the Securities and Exchange Commission a shelf registration for $250,000,000 of debt and equity securities, of which $75,000,000 was utilized in the sale of the 8.875% notes in May 1999.

FOREIGN OPERATIONS

The Company's primary foreign operations are conducted through its Canadian and United Kingdom subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation." For the years ended November 30, 2000 and 1999, these subsidiaries accounted for 6.7% and 5.9% of total revenues, respectively, and 2.0% of total assets for both years. It has not been the Company's practice to hedge its assets and liabilities in Canada and the United Kingdom or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Losses of $20,000 and $26,000 for the years ended November 30, 2000 and 1999, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 1998, the AICPA issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company recorded the initial application of this SOP in December 1999 as the cumulative effect of a change in accounting principle of approximately $542,000, net of income tax benefit.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 137 delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1999). SFAS No. 133 could increase volatility in earnings and other comprehensive income. However, as the Company does not have any derivative instruments as of November 30, 2000, there will be no impact of adoption at the Company's effective date of December 1, 2000.

In September 2000, the Emerging Issues Task Force (EITF) of the FASB reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". EITF 00-10 is effective the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues will be required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs billed to the customer as revenues and costs related to shipping and handling as a selling expense. The amount of shipping and handling costs included in selling expense for 2000, 1999 and 1998 was $7,380,000, $6,581,000 and $4,506,000, respectively. The adoption of this pronouncement in 2001 will not have an impact on the Company's results of operations or the financial condition of the Company.

In November 2000, the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to its customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. Currently, the Company recognizes all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the results of operations or financial condition of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expenses in comparison to prior years. The Company must adopt EITF 00-14 for all periods presented in the fourth quarter of fiscal 2001. The impact of adopting for fiscals 2000, 1999 and 1998 would have decreased net sales and advertising and promotion expense by approximately $10,931,000, $9,032,000 and $4,122,000, respectively.

SEASONALITY

Seasonality is an important factor affecting the operations of the Company. During recent fiscal years, the Company's first quarter's net sales and gross profit have trailed the other fiscal quarters on average from 25% to 35% because of slower sales of consumer products, the seasonality of BULLFROG and SUN-IN and lower levels of promotional campaigns during this quarter.

FORWARD LOOKING STATEMENTS

The Company may from time to time make written and oral forward looking statements. Written forward looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward looking statements. The Company relies on this safe harbor in making such disclosures. The forward looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections for the Company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. The Company undertakes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions regarding forward looking statements include, but are not limited to, the impact of the loss of sales of DEXATRIM with PPA; the increased likelihood that claims relating to the existence of PPA in DEXATRIM will be filed against the Company; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; constraints resulting from financial condition of the Company, including the degree to which the Company is leveraged, debt service requirements and restrictions under indentures; government regulations; risks of loss of material customers;
public perception regarding the Company's products; dependence on third party manufacturers; environmental matters; product liability and insurance; and other risks described in the Company's Securities and Exchange Commission filings.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                              YEAR ENDED NOVEMBER 30,
                                         ----------------------------------------------------------------
                                            2000         1999           1998          1997         1996
                                         ---------    ---------       --------     ---------    ---------
INCOME STATEMENT DATA

 NET SALES.......................        $ 252,699    $ 298,142      $ 220,064     $ 143,235    $ 118,903
 OPERATING COSTS AND EXPENSES....          213,819      225,941        174,845       117,732      102,214
                                         ---------    ---------       --------     ---------    ---------
INCOME FROM OPERATIONS ..........           38,880       72,201         45,219        25,503       16,689
 OTHER EXPENSE, NET..............          (39,181)     (35,993)       (16,247)      (14,640)     (11,069)
                                         ---------    ---------       --------     ---------    ---------
INCOME (LOSS) BEFORE INCOME TAXES,
 EXTRAORDINARY LOSS AND CHANGE IN
 ACCOUNTING PRINCIPLE.............            (301)      36,208         28,972        10,863        5,620

PROVISION FOR (BENEFIT FROM)
 INCOME TAXES.....................            (104)      13,667         10,844         3,847        1,816
                                         ---------    ---------       --------     ---------    ---------
INCOME (LOSS) BEFORE EXTRAORDINARY
 LOSS AND CHANGE IN ACCOUNTING
 PRINCIPLE........................       $    (197)   $  22,541      $  18,128     $   7,016    $   3,804
                                         =========    =========       ========     =========    =========
PER SHARE DATA

INCOME (LOSS) PER DILUTED SHARE
 BEFORE EXTRAORDINARY LOSS AND CHANGE
 IN ACCOUNTING PRINCIPLE...........      $    (.02)   $    2.25      $    1.86     $     .77    $     .47
                                         =========    =========       ========     =========    =========
BALANCE SHEET DATA
   (At End of Period)

 TOTAL ASSETS.......................     $ 402,076    $ 491,624      $ 369,012     $ 178,744    $ 152,183
                                         =========    =========       ========     =========    =========
 LONG-TERM DEBT, less current
  maturities........................     $ 304,077    $ 358,950      $ 273,913     $ 133,475    $ 127,438
                                         =========    =========       ========     =========    =========

MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:


                                            2000                     1999
                                     ------------------      -------------------
QUARTER ENDED:                        HIGH         LOW        HIGH         LOW
                                     -------     ------      ------       ------
February.........................    23.438      16.250      50.250       24.625
May..............................    18.875      11.813      41.688       29.750
August...........................    16.000       9.750      38.375       24.000
November.........................    12.313       4.500      28.125       17.625

Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 23, 2001.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2000 AND 1999
                                 (IN THOUSANDS)


                                                                2000            1999
                                                              --------        --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................................   $102,534        $  2,308
  Accounts receivable, less allowance for doubtful accounts
   of $1,025 in 2000 and $900 in 1999......................     40,691          55,032
  Refundable and deferred income taxes.....................     12,401           6,951
  Inventories..............................................     15,052          27,818
  Prepaid expenses and other current assets................        884             929
                                                              --------        --------
      Total current assets.................................    171,562          93,038
                                                              --------        --------
PROPERTY, PLANT AND EQUIPMENT, NET.........................     27,059          25,752
                                                              --------        --------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net....................................    191,980         356,295
  Debt issuance costs, net.................................      8,829          11,469
  Other....................................................      2,646           5,070
                                                              --------        --------
      Total other noncurrent assets........................    203,455         372,834
                                                              --------        --------
         TOTAL ASSETS......................................   $402,076        $491,624
                                                              ========        ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2000 AND 1999
                                 (IN THOUSANDS)


                                                                        2000            1999
                                                                      ---------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt............................... $      --       $  11,000
  Accounts payable...................................................     8,790          18,573
  Payable to bank....................................................     1,529           4,905
  Accrued liabilities................................................    35,214          32,147
                                                                      ---------       ---------
    Total current liabilities........................................    45,533          66,625
                                                                      ---------       ---------
LONG-TERM DEBT, less current maturities..............................   304,077         358,950
                                                                      ---------       ---------
DEFERRED INCOME TAXES................................................    12,919          15,326
                                                                      ---------       ---------
OTHER NONCURRENT LIABILITIES.........................................     1,894           2,022
                                                                      ---------       ---------
COMMITMENTS AND CONTINGENCIES  (Notes 5 and 10)

SHAREHOLDERS' EQUITY:
  Preferred shares, without par value, authorized 1,000,
    none issued......................................................        --              --
  Common shares, without par value, authorized 50,000, issued
    8,861 in 2000 and 9,707 in 1999..................................     1,845           2,021
  Paid-in surplus....................................................    64,443          72,850
  Accumulated deficit................................................   (26,463)        (24,804)
                                                                      ---------       ---------
                                                                         39,825          50,067
  Cumulative other comprehensive income-
    Foreign currency translation adjustment..........................    (2,172)         (1,366)
                                                                      ---------       ---------
      Total shareholders' equity.....................................    37,653          48,701
                                                                      ---------       ---------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................. $ 402,076       $ 491,624
                                                                      =========       =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 2000, 1999 AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  2000           1999             1998
                                                               ---------      ---------        ----------
NET SALES....................................................  $ 252,699      $ 298,142        $ 220,064
                                                               ---------      ---------        ----------
COSTS AND EXPENSES:
  Cost of sales..............................................     74,957         75,612           60,889
  Advertising and promotion..................................    106,868        117,835           86,592
  Selling, general and administrative........................     31,994         32,494           27,364
                                                               ---------      ---------        ----------
    Total costs and expenses.................................    213,819        225,941          174,845
                                                               ---------      ---------        ----------
INCOME FROM OPERATIONS.......................................     38,880         72,201           45,219
                                                               ---------      ---------        ----------
OTHER INCOME (EXPENSE):
  Interest expense...........................................    (35,729)      (36,572)         (26,676)
  Investment and other income, net...........................      1,566           579              881
  Gain (loss) on product divestitures........................     (5,018)           --            9,548
                                                               ---------      ---------        ----------
    Total other income (expense).............................    (39,181)      (35,993)         (16,247)
                                                               ---------      ---------        ----------
INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY LOSS
 AND CHANGE IN ACCOUNTING PRINCIPLE..........................       (301)       36,208           28,972

PROVISION FOR (BENEFIT FROM) INCOME TAXES....................       (104)       13,667           10,844
                                                               ---------      ---------        ----------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND CHANGE IN
 ACCOUNTING PRINCIPLE........................................       (197)       22,541           18,128

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
 NET OF INCOME TAX BENEFIT...................................       (920)       (2,385)          (2,859)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
 NET OF INCOME TAX BENEFIT...................................       (542)           --               --
                                                               ---------      ---------        ----------
NET INCOME (LOSS)............................................  $  (1,659)     $ 20,156         $ 15,269
                                                               =========      =========        ==========
NUMBER OF COMMON SHARES:
  Weighted average outstanding - basic.......................      9,411         9,747            9,374
                                                               =========      =========        ==========
  Weighted average outstanding - dilutive....................      9,411        10,024            9,735
                                                               =========      =========        ==========
NET INCOME (LOSS) PER COMMON SHARE:
  Basic:
    Income (loss) before extraordinary loss and change in
     accounting principle....................................      $(.02)       $ 2.31           $ 1.93
    Extraordinary loss.......................................       (.10)         (.24)            (.30)
    Change in accounting principle...........................       (.06)           --               --
                                                               ---------      ---------        ----------
      Total basic............................................      $(.18)       $ 2.07           $ 1.63
                                                               =========      =========        ==========
  Diluted:
    Income (loss) before extraordinary loss and change in
      accounting principle...................................      $(.02)       $ 2.25           $ 1.86
    Extraordinary loss.......................................       (.10)         (.24)            (.29)
    Change in accounting principle...........................       (.06)           --               --
                                                               ---------      ---------        ----------
      Total diluted..........................................      $(.18)       $ 2.01           $ 1.57
                                                               =========      =========        ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 2000, 1999 AND 1998
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                       Foreign
                                                                                      Currency
                                            Common     Paid-in       Accumulated     Translation
                                            Shares     Surplus        Deficit         Adjustment        Total
                                            -------    --------      -----------     ------------     ---------
Balance, November 30, 1997 .............    $ 1,945   $ 63,975        $ (60,229)        $ (1,321)     $   4,370
  Net income............................         --          --           15,269               --        15,269
  Stock options exercised...............         28       3,699               --               --         3,727
  Stock warrants exercised..............         21       1,394               --               --         1,415
  Foreign currency translation
    adjustment..........................         --          --               --              (30)          (30)
                                            -------    --------      -----------     ------------     ---------
Balance, November 30, 1998 .............      1,994      69,068          (44,960)          (1,351)       24,751
  Net income............................         --          --           20,156               --        20,156
  Stock options exercised...............         10       1,775               --               --         1,785
  Stock warrants exercised..............         26         860               --               --           886
  Stock repurchases.....................        (36)     (3,876)              --               --        (3,912)
  Issuance of 128,082 common shares
    in connection with product
    acquisitions........................         27       5,023               --               --         5,050
  Foreign currency translation
    adjustment..........................         --          --               --              (15)          (15)
                                            -------    --------      -----------     ------------     ---------
Balance, November 30, 1999..............      2,021      72,850          (24,804)          (1,366)       48,701
  Net loss..............................         --          --           (1,659)              --        (1,659)
  Stock options exercised...............          6         847               --               --           853
  Stock repurchases.....................       (183)     (9,306)              --               --        (9,489)
  Issuance of 3,312 common shares
    for non-employee directors'
    compensation........................          1          52               --               --            53
  Foreign currency translation
    adjustment..........................         --          --               --             (806)         (806)
                                            -------    --------      -----------     ------------     ---------
Balance, November 30, 2000..............    $ 1,845    $ 64,443        $ (26,463)        $ (2,172)     $ 37,653
                                            =======    ========      ===========     ============     =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 2000, 1999 AND 1998
                                 (IN THOUSANDS)



                                                                 2000           1999            1998
                                                               --------       --------        --------
OPERATING ACTIVITIES:
    Net income (loss)......................................    $ (1,659)      $ 20,156        $ 15,269
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
       Depreciation and amortization.......................      14,943         15,064           9,827
       Deferred income tax provision (benefit).............      (5,734)         4,598           2,351
       (Gain) loss on product divestitures.................       5,018             --          (9,548)
       Extraordinary loss on early extinguishment of
         debt, net.........................................         920          2,385           2,859
       Cumulative effect of change in accounting
         principle, net....................................         542             --              --
       Dividend receivable from Elcat, Inc.................          --           (279)           (462)
       Other, net..........................................          15             --             (28)
       Changes in operating assets and liabilities, net of
         acquisitions and divestitures:
            Accounts receivable............................      14,341        (17,428)        (12,054)
            Inventories....................................       7,240         (4,683)          1,836
            Prepaid expenses and other current assets......      (1,538)          (159)           (102)
            Accounts payable and accrued liabilities.......      (7,581)         7,268          10,842
                                                               --------       --------        --------
              Net cash provided by operating activities....      26,507         26,922          20,790
                                                               --------       --------        --------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...............      (5,673)        (9,830)         (9,050)
  Purchases of patents, trademarks and other product rights          --        (91,127)       (168,402)
  Proceeds from product divestitures.......................     160,000             --          11,965
  Proceeds from sale of investments........................          --          3,381           4,000
  Proceeds from sales of property, plant and equipment.....          11            272           1,085
  Increase in other assets.................................      (1,542)        (3,200)         (1,193)
                                                               --------       --------        --------
              Net cash provided by (used in) investing
                activities.................................     152,796       (100,504)       (161,595)
                                                               --------       --------        --------
FINANCING ACTIVITIES:
  Repayment of long-term debt..............................     (95,000)      (165,481)       (145,028)
  Proceeds from long-term debt.............................      29,000        242,281         291,365
  Change in payable to bank................................      (3,376)         3,879          (1,592)
  Repurchase of common shares..............................      (9,489)        (3,912)             --
  Proceeds from exercise of stock options and warrants.....         237          2,104           3,316
  Debt issuance costs......................................        (363)        (5,101)         (9,971)
                                                               --------       --------        --------
              Net cash provided by (used in) financing
                activities.................................     (78,991)        73,770         138,090
                                                               --------       --------        --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
    AND CASH EQUIVALENTS...................................         (86)            44             (67)
                                                               --------       --------        --------
CASH AND CASH EQUIVALENTS:
   Increase (decrease) for the year........................     100,226            232          (2,782)
   At beginning of year....................................       2,308          2,076           4,858
                                                               --------       --------        --------
   At end of year..........................................    $102,534       $  2,308        $  2,076
                                                               ========       ========        ========
SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Issuance of 125,500 shares of common stock at $39.84 per
    share to fund portion of Thompson Medical brands'
    acquisition.                                               $     --       $  5,000        $     --
  Issuance of 2,582 shares of common stock at $19.365 per
    share as part of agreement to settle future contingency
    payments to the former owners of SUNSOURCE..............   $     --       $     50        $     --
  Additions to trademarks and other product rights by
    assumption of certain liabilities.......................   $     --       $  1,525        $  8,000


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT.

(1)  NATURE OF OPERATIONS

         Chattem, Inc. and its wholly-owned subsidiaries (the Company) market and manufacture branded consumer products in two primary segments, over-the-counter (OTC) health care products segment and the toiletries and skin care products segment. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers, and food stores in the United States and in various markets in approximately 50 countries throughout the world.

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

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost. The Company capitalized interest of $31, $255, and $0 in 2000, 1999 and 1998, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2000, 1999 and 1998 was $2,504, $1,936 and $1,597, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

         The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. At November 30, 2000 the weighted average life of patents, trademarks and other purchased product rights was 25.5 years. Total accumulated amortization of these assets at November 30, 2000 and 1999 was $24,964 and $26,393, respectively. Amortization expense for 2000, 1999 and 1998 was $9,151, $9,874 and $6,180,
respectively. Royalty expense related to other purchased product rights for 2000, 1999 and 1998 was $23, $498, and $523, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

         The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets are recoverable. In connection with the Company's pending sale of NORWICH Aspirin, the Company determined an impairment had occurred, resulting in a fiscal 2000 charge of $810.

DEBT ISSUANCE COSTS

         The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the debt. Amortization expense related to debt issuance costs was $1,565, $1,556 and $986 in 2000, 1999 and 1998, respectively. Accumulated amortization of these costs was $3,674 and $2,859 at November 30, 2000 and 1999, respectively.

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

RESEARCH AND DEVELOPMENT

         Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,837, $1,839 and $1,369 in 2000, 1999 and 1998, respectively.

ADVERTISING EXPENSES

         The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2000, 1999 and 1998 was $46,028, $54,764 and $44,386, respectively.
At November 30, 2000 and 1999, the Company reported $669 and $1,210, respectively, of advertising paid for in 2000 and 1999 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

         For the years ended November 30, 2000, 1999 and 1998, the weighted average and dilutive potential common shares outstanding consisted of the following:

                                                                   2000                  1999                 1998
                                                                  ------                ------               ------
Weighted average common shares
   outstanding..........................................           9,411                 9,747                9,374
Dilutive potential shares:
   Stock options........................................              --                   277                  332
   Warrants.............................................              --                    --                   29
                                                                  ------                ------               ------
Weighted average and dilutive potential common
   shares outstanding...................................           9,411                10,024                9,735
                                                                  ======                ======               ======

Due to the net loss sustained in 2000, the impact of stock options outstanding would be antidilutive.

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

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company was not a party to any interest rate swap agreements at November 30, 2000 and 1999.

CONCENTRATIONS OF CREDIT RISK

         Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short-term cash investments. The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 24%, 19% and 17% of sales in 2000, 1999 and 1998, respectively. No other customer exceeded 10% of the Company's sales in 2000, 1999 or 1998. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

RECENT ACCOUNTING PRONOUNCEMENTS

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company recorded the initial application of this SOP in December 1999 as the cumulative effect of a change in accounting principle of $542, net of income tax benefit.

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 137 delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1999). SFAS No. 133 could increase volatility in earnings and other comprehensive income. However, as the Company does not have any derivative instruments as of November 30, 2000, there will be no impact of adoption at the Company's effective date of December 1, 2000.

         In September 2000, the Emerging Issues Task Force (EITF) of the FASB reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". EITF 00-10 is effective the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues will be required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs billed to the customer as revenues and costs related to shipping and handling as a selling expense. The amount of shipping and handling costs included in selling expense for 2000, 1999 and 1998 was $7,380, $6,581 and $4,506, respectively. The adoption of this pronouncement in 2001 will not have an impact on the Company's results of operations or the financial condition of the Company.

         In November 2000, the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. Currently, the Company recognizes all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the results of operations or financial condition of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company must adopt EITF 00-14 for all periods presented in the fourth quarter of fiscal 2001. The impact of adopting for fiscals 2000, 1999 and 1998 would have decreased net sales and advertising and promotion expense by approximately $10,931, $9,032 and $4,122, respectively.

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

         In 1998, Elcat, Inc. (Elcat) redeemed 22,960 of these shares for $4,000 ($2,870 par value and $1,130 accumulated dividends). The remaining 17,040 Elcat Preferred Shares and accumulated dividends were redeemed in 1999 for $3,381 ($2,130 par value and $1,251 accumulated dividends).

 (4)  PENSION PLANS

         The Company has a noncontributory defined benefit pension plan (the
Plan) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 2000 and 1999 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000 the Company's board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment gain of $1,912 in 2000.

         Net periodic pension cost for the years ended November 30, 2000, 1999 and 1998 included the following components:

                                                                          2000         1999         1998
                                                                        --------     --------     --------
        Service cost (benefits earned during the period)......           $   789      $   834      $   661
        Interest cost on projected benefit obligation ........               794          747          739
        Actual (return) loss on plan assets ..................              (325)       1,528       (3,226)
        Net amortization and deferral.........................              (337)      (2,558)       2,677
        Curtailment gain......................................            (1,912)          --           --
                                                                        --------     --------     --------
        Net pension cost(benefit).............................           $  (991)     $   551      $   851
                                                                        ========     ========     ========

         The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2000 and 1999:

                                                                                    2000           1999
                                                                                ---------        ---------
        Projected benefit obligation, beginning of year........                  $ 10,063         $ 11,275
        Service cost...........................................                       789              834
        Interest cost..........................................                       794              747
        Actuarial (gain) loss..................................                       355           (1,636)
        Benefits paid..........................................                    (1,327)          (1,157)
        Curtailment of benefits................................                    (4,228)              --
                                                                                ---------        ---------
        Projected benefit obligation, end of year..............                  $  6,446         $ 10,063
                                                                                =========        =========

         The change in plan assets resulted from the following components for the years ended November 30, 2000 and 1999:

                                                                                   2000           1999
                                                                                ---------       --------
        Fair value of plan assets, beginning of year...............              $  7,659        $ 9,879
        Actual (return) loss on plan assets........................                   325         (1,528)
        Employer contribution......................................                   300            465
        Benefits paid..............................................                (1,327)        (1,157)
                                                                                ---------       --------
        Fair value of plan assets, end of year.....................              $  6,957        $ 7,659
                                                                                =========       ========



         The following table sets forth the funded status of the Plan as of November 30, 2000 and 1999:


                                                                                   2000         1999
                                                                                --------     ---------
        Plan assets at fair market value...............................          $ 6,957      $  7,659
        Projected benefit obligation...................................           (6,446)      (10,063)
                                                                                --------     ---------
        Plan assets greater (less) than projected benefit
          obligation...................................................              511        (2,404)
        Unrecognized net loss..........................................               --         1,806
        Unrecognized prior service cost................................               --           (98)
        Unrecognized initial asset.....................................               --           (85)
                                                                                --------     ---------
        Pension asset (liability) recognized in balance sheets
          at end of year...............................................          $   511      $   (781)
                                                                                ========     =========


         The discount rate used in determining the actuarial present value of the projected benefit obligation was 8% and 6.75% in 2000 and 1999, respectively. The rate of increase in future compensation levels used was 4.5% in both 2000 and 1999. The expected long-term rate of return on plan assets was 9.0% in both 2000 and 1999.

         The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $178, $198 and $148 in 2000, 1999 and 1998, respectively.


(5)  LONG-TERM DEBT

     Long-term debt consisted of the following at November 30, 2000 and 1999:

                                                                                     2000           1999
                                                                                 ----------     ----------
        8.875% Senior Subordinated Notes, due 2008, plus
          unamortized premium of $233 for 2000 and $265
          for 1999...................................................             $ 275,233      $ 275,265
        12.75% Senior Subordinated Notes, due 2004, net
          of unamortized discount of $301 for 2000 and
          $460 for 1999..............................................                28,844         34,085
        Revolving line of credit payable to banks at variable
          rates......................................................                    --          5,000
        Term loans payable to banks at variable rates................                    --         55,600
                                                                                 ----------     ----------
        Total long-term debt.........................................               304,077        369,950
        Less:  current maturities....................................                    --         11,000
                                                                                 ----------     ----------
       Total long-term debt, net of current maturities..............              $ 304,077      $ 358,950
                                                                                 ==========     ==========


         Concurrent with the closing of the sale of Ban on September 15, 2000 (Note 12), the Company used $52,194 of the net proceeds from the sale to retire all of the outstanding balances of the revolving line of credit and the term loans and accrued interest thereon.

         On March 24, 1998, the Company issued at par value $200,000 of 8.875% Senior Subordinated Notes due 2008 (the 8.875% Notes). The proceeds of the note offering were used to fund the Ban purchase (Note 12), repay revolving bank indebtedness and provide additional working capital.

         On May 7, 1999 the Company issued an additional $75,000 of its 8.875% (priced to yield 8.8125%) Senior Subordinated Notes under its indenture relating to the issuance of its $200,000 of 8.875% Notes on March 24, 1998. The additional notes were issued under the Company's $250,000 shelf registration statement filed on December 21, 1998 with the Securities and Exchange Commission. The net proceeds from the issuance of the additional notes were used to retire $41,500 of the then outstanding balance of the Company's $115,000 term bank loan and the outstanding balance of $25,500 of its revolving bank loan.

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

         The 12.75% Notes mature on June 15, 2004, and interest is payable semi-annually on June 15 and December 15 of each year. The 12.75% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 12.75% Notes, which were registered under the Securities Act of 1933, are callable on June 15, 2001, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 12.75% Notes may require the Company to repurchase the 12.75% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 12.75% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company. The 12.75% Notes are redeemable at the option of the Company in whole or in part after June 15, 2001 at a redemption price equal to 101.594% of the principal amount and at 100% of the principal amount in 2002 and thereafter.

         The 12.75% Notes are issued under an indenture with an indenture trustee. The indenture places on the Company restrictions similar to those required under the terms of the indenture associated with the 8.875% Notes.

         On December 11, 2000, the Company initiated a consent solicitation and tender offer for certain of its outstanding senior subordinated notes. On January 17, 2001, the Company announced the successful completion of the consent solicitation and tender offer pursuant to which it retired $70,462 principal amount of its 8.875% senior subordinated notes due 2008 and $7,397 principal amount of its 12.75% senior subordinated notes due 2004. Total consideration paid for the consent solicitation and tender offer was $64,937, which was provided by the proceeds of the Ban sale (Note 12).

         During 2000, 1999 and 1998, the Company prepaid previously outstanding long-term debt with funds received from refinancings, the sale of Ban and Cornsilk (Note 12), cash from operations, the redemption of the Elcat Preferred Shares and the issuance of the 8.875% Notes. In connection with the repayment of those borrowings, the Company incurred net extraordinary losses, net of income tax benefit, in 2000, 1999 and 1998 of $920, $2,385 and $2,859, respectively, or $.10, $.24 and $.29 per diluted share, respectively. These losses related to the write-off of debt issuance and other deferred financing costs and the premiums paid on the retirement of the 12.75% Notes.

        Future maturities of long-term debt are as follows:

        2001...................................   $      --
        2002...................................          --
        2003...................................          --
        2004...................................      29,145
        2005...................................          --
        Thereafter.............................     275,000
                                                 ----------
                                                  $ 304,145
        Less:  net unamortized discount........         (68)
                                                 ----------
                                                  $ 304,077
                                                 ==========


         Cash interest payments during 2000, 1999 and 1998 were $33,596, $34,822 and $23,669, respectively, net of $31 and $255 capitalized in 2000 and 1999, respectively.


(6)  DERIVATIVE FINANCIAL INSTRUMENTS

         On July 21, 1997, the Company entered into two interest rate swap agreements with a financial institution in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The swaps were scheduled to expire July 22, 2002. In connection with the May 1999 refinancing of its long-term debt, the Company terminated these agreements, which resulted in a $1,155 loss. This loss was deferred by the Company and was being written off as interest expense over the original life of the swaps. In connection with the September 2000 retirement of the underlying variable rate debt, the Company wrote off the unamortized portion of the loss to interest expense. The amounts of this loss charged to interest expense in 2000 and 1999 were $942 and $213, respectively.

(7)  FAIR VALUE OF FINANCIAL INSTRUMENTS

         Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company's financial instruments approximates fair value.

         At November 30, 2000, the estimated fair value of the 12.75% Notes exceeded their carrying value by approximately $36, while the carrying value of the 8.875% Notes exceeded their estimated fair value by approximately $55,646. The fair value was estimated based on quoted market prices for the same or similar issues.

(8)  INCOME TAXES

         The provision (benefit) for income taxes from income (loss) before extraordinary loss and change in accounting principle includes the following components for the years ending November 30, 2000, 1999 and 1998:

                                                              2000           1999        1998
                                                           --------       --------     --------
        Current:
          Federal........................................   $ 5,053        $ 8,115      $ 8,034
          State..........................................       577            954          459
          Deferred.......................................    (5,734)         4,598        2,351
                                                           --------       --------     --------
                                                            $  (104)       $13,667      $10,844
                                                           ========       ========     ========


         Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 2000 and 1999 are as follows:

                                                            2000         1999
                                                          --------      -------
        Deferred tax assets:
             Allowances and accruals....................   $ 1,049      $   893
             Inventory reserve..........................     1,890          314
             Accrued promotional expenses ..............     2,783        4,587
             Allowance for product returns..............     4,382          723
             Accrued postretirement health care
               benefits.................................       596          583
             Other......................................     2,016        1,550
                                                          --------      -------
               Gross deferred tax assets ...............    12,716        8,650
                                                          --------      -------
        Deferred tax liabilities:
             Depreciation and amortization...............   14,512       16,008
             Prepaid advertising ........................      261          331
             Inventory...................................      196          196
             Other.......................................      388          490
                                                          --------      -------
               Gross deferred tax liabilities............   15,357       17,025
                                                          --------      -------
                 Net deferred liability .................  $ 2,641      $ 8,375
                                                          ========     ========


         The difference between the provision (benefit) for income taxes and the amount computed by multiplying income (loss) before income taxes, extraordinary loss and change in accounting principle by the U.S. statutory rate for the years ended November 30, 2000, 1999 and 1998 is summarized as follows:

                                                                           2000        1999         1998
                                                                         -------    ---------    ---------
        Expected tax provision (benefit)...........                       $ (105)    $ 12,673     $ 10,140
        Dividend exclusion benefit ................                           --          (69)         (85)
        State income taxes, net of federal
          income tax benefit.......................                          (11)       1,327        1,076
        Other, net.................................                           12         (264)        (287)
                                                                         -------    ---------    ---------
                                                                          $ (104)    $ 13,667     $ 10,844
                                                                         -------    ---------    ---------


         Income taxes paid in 2000, 1999 and 1998 were $9,119, $8,179 and $1,980, respectively. The Company received income tax refunds of $23 and $350 during 1999 and 1998, respectively.

(9)  SHAREHOLDERS' EQUITY

STOCK OPTIONS

         The Company's 1993 Non-Statutory Stock Option Plan provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. The Company's 1998 Non-Statutory Stock Option Plan provides for issuance of up to 700,000 shares of common stock to key employees, while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows issuance of up to 100,000 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 750,000 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

         For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2000, 1999 and 1998: expected dividend yield of 0%, expected volatility of 57%, 58% and 51%, risk-free interest rates of 6.41%, 4.81% and 5.42% and expected lives of six years.

       Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for the years ended November 30, 2000, 1999 and 1998 as indicated below:

                                                                 2000            1999            1998
                                                              ---------        --------        ---------
              Net income (loss):
                 As reported .......................           $(1,659)         $20,156         $15,269
                 Pro forma .........................           $(2,456)         $18,980         $14,599

              Net income (loss) per share, basic:
                 As reported........................           $  (.18)         $  2.07         $  1.63
                 Pro forma..........................           $  (.26)         $  1.95         $  1.56

              Net income (loss) per share, diluted:
                 As reported .......................           $  (.18)         $  2.01         $  1.57
                 Pro forma .........................           $  (.26)         $  1.89         $  1.50


       A summary of the activity of stock options during 2000, 1999 and 1998 is presented below (shares in thousands):

                                                2000                          1999                          1998
                                   ---------------------------   ---------------------------   ----------------------------
                                                    Weighted                      Weighted                      Weighted
                                    Shares          Average          Shares       Average        Shares         Average
                                    Under           Exercise         Under        Exercise       Under          Exercise
                                    Option           Price           Option        Price         Option           Price
                                   ---------       ----------    ------------   -----------    ------------   -------------
Outstanding at beginning of
  year............................      849         $ 15.92           762         $ 11.17            584          $ 6.75
    Granted.......................      674           18.45           136           39.38            470           13.89
    Exercised.....................      (27)           8.65           (46)           7.50           (292)           6.70
    Cancelled.....................     (728)          22.14            (3)          14.71             --              --
                                   --------                      -----------                   -----------
Outstanding at end of year........      768         $ 12.50           849         $ 15.92            762         $ 11.17
                                   ========        ==========    ============   ===========    ============    =============
Options exercisable at year-
end..............................       484         $ 11.50           239         $ 10.24             96          $ 7.48
                                   ========        ==========    ============   ===========    ============    =============
Weighted average fair value of
options granted..................                   $ 11.13                       $ 23.25                         $ 7.69
                                                   ==========                   ===========                     ============


         Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998, options were granted to purchase 175,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $525, $525 and $350 in 2000, 1999 and 1998, respectively.

         A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 2000, is presented below (shares in thousands):

                                                                     Weighted                                 Weighted
                                             Weighted Average        Average                               Average Exercise
   Exercise Price         Shares Under          Exercise         Remaining Life in           Shares         Price of Shares
        Range                Option              Price                Years                Exercisable         Exercisable
------------------       --------------     -----------------   -------------------       -------------   --------------------
$ 4.63 - $ 5.25              110               $  4.87                  5.15                  110               $  4.87
$ 7.13 - $ 9.50              114                  8.38                  4.90                   99                  8.37
$12.75 - $18.81              525                 14.09                  7.49                  263                 14.31
$25.63 - $38.81               19                 39.93                  8.20                   12                 38.11
                         -------------                                                    -------------
  Total                      768               $ 12.50                  6.79                  484               $ 11.50
                         =============      ================     =================        =============    ===================


PREFERRED SHARES

         The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 2000 and 1999, no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

         Effective June 1, 1989, the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 2000, no contributions had been made to the plan.

COMMON STOCK WARRANTS

         During 1999, 22,400 warrants were exercised to acquire 131,196 shares. During 1998, 35,568 warrants were exercised to acquire 208,337 shares. At November 30, 2000, no warrants were outstanding since the right to exercise the remaining outstanding warrants expired on August 16, 1999.

STOCK BUYBACK

         In 1999 the Company's board of directors authorized repurchases of the Company's common stock, not to exceed $10,000 in the aggregate. In April 2000, the Company's board of directors authorized repurchases of up to an additional $10,000 of the Company's common stock. Under these authorizations, 172,500 shares at a cost of $3,912 were reacquired in 1999 and 876,500 shares at a cost of $9,489 were repurchased in 2000. The repurchased shares were retired and returned to unissued. As of November 30, 2000, $6,599 was available for share repurchases under the board of directors current authorization; however, the Company is limited in its ability to repurchase shares by restrictions under the terms of the indentures with respect to which its senior subordinated notes were issued.

SHAREHOLDER RIGHTS PLAN

         On January 26, 2000, the Company's board of directors adopted a Shareholder Rights Plan. Under the plan, Rights were constructively distributed as a dividend at the rate of one Right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. Each Right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price to $90.00 per Right, subject to adjustment. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock. The Rights will expire on February 11, 2010.

(10) CONTINGENCIES

GENERAL LITIGATION

         The Company has been named as a defendant in a lawsuit brought by the Center for Environment Health ("CEH") contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition 65) by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit contends that the purported failure to comply with Proposition 65 requirements also constitutes a violation of the California Business & Professions Code Section 1700 ET SEQ. Violations of either Proposition 65 or Business &

Profession Code 1700 ET SEQ. render a defendant liable for civil penalties of up to $2.5 per day per violation.

         The Company has also been named as a defendant in a lawsuit filed in San Francisco Superior Court on December 29, 1999, JOHNSON et al v. BRISTOL-MYERS SQUIBB CO., et al., Case No. 308872. This is a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleges that the Company violated Proposition 65 by selling to California consumers without a warning topical skin care product containing zinc oxide which in turn contains lead. The lawsuit does not assert claims directly under Proposition 65, but asserts that the alleged failure to comply with Proposition 65 gives rise to claims under California's Business and Professions Code Sections 17200 ET SEQ., 17500 ET SEQ., and the Civil Code Section 1750 ET SEQ. The lawsuit seeks injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues and damages.

         The plaintiffs in the two separate actions have been granted leave by the court to file separate amended complaints that would include a claim based upon the allegation that zinc oxide allegedly also contains cadmium. The plaintiffs have not yet done so, as they are awaiting a ruling by the court at their request to file a consolidated amended complaint.

         The Company intends to vigorously defend these claims. At this stage of the proceedings, it is not possible to determine the outcome of these matters or the effect of their resolution on the Company's financial position or operating results. Management believes that the Company's defenses will have merit; however, there can be no assurance that the Company will be successful in its defense or that these lawsuits will not have a material adverse effect on the Company's results of operations for some period or on the Company's financial position.

         In February 1999 a complaint was filed against the Company by Genderm Corporation ("Genderm") in the U.S. District Court for the District of Arizona. The complaint alleged, among other things, that the formulations of CAPZASIN-P, CAPZASIN-HP and ICY-HOT Arthritis Therapy Gel infringed U.S. Patent 4,485,450 owned by Joel Bernstein, M.D. and licensed to Genderm (the "Patent"). The complaint requested injunctive relief, compensatory and treble damages, costs and attorneys fees. A hearing on the preliminary injunction was held on April 13-14, 1999. On May 6, 1999 U.S. District Court for the District of Arizona held that Genderm had carried its burden of proving a substantial likelihood of success and ultimately showing that the Patent was infringed and issued a preliminary injunction prohibiting the Company from shipping CAPZASIN-P cream, CAPZASIN-HP cream and ICY HOT Arthritis Therapy Gel. Following the issuance of a preliminary injunction, the Company reached a settlement pursuant to which the Company made a single payment of $750 in 1999 in exchange for the dismissal of the complaint and a fully paid license to use the Patent until its expiration. The settlement cost was recorded as a settlement of a pre-acquisition contingency.

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

REGULATORY

         In 1994 the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association) ("CHPA") initiated a large-scale study in conjunction with the Yale University

School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA, the active ingredient in certain of the DEXATRIM products (the "Yale Study"). PPA is also used in other over-the-counter medications which are also part of the Study. In May 2000, the results of the Yale Study were filed with the Food and Drug Administration ("FDA"). The investigators concluded that the results of the Yale Study suggest that PPA increases the risk of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of the study. The CHPA has questioned the execution of the Yale Study and disagreed with its conclusions.

         On October 19, 2000, a Nonprescription Drugs Advisory Committee ("NDAC"), commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to immediately cease shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA. As a result of these decisions, the Company recorded allowances for product returns of $5,600 and inventory write-offs of $2,788. To date, the FDA has not issued any final determinations concerning PPA or products containing PPA.

         The NDAC's determination and the FDA's request to voluntarily cease marketing DEXATRIM with PPA may increase the likelihood that claims relating to the existence of PPA in DEXATRIM will be filed against the Company.

         Certain states and localities have enacted, or are considering enacting, restrictions on the sale of products that contain synthetic ephedrine or naturally-occurring sources of ephedrine. These restrictions include the prohibition of over-the-counter (OTC) sales, required warnings or labeling statements, recordkeeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased, and limitations on advertising and promotion. In such states or localities these restrictions could adversely affect the sale of DEXATRIM Natural, which contains naturally occurring sources of ephedrine. Failure to comply with these restrictions could also lead to regulatory enforcement action, including the seizure of violative products, product recalls, and civil or criminal fines or other penalties.

         The Company was notified in October, 2000 that the FDA denied the citizens petition submitted by Thompson Medical Company, Inc., previous owner of SPORTSCREME and ASPERCREME, seeking a determination that 10% trolamine salicylate was clinically proven to be an effective active ingredient in external analgesic OTC drug products, and thus should be included in the FDA's yet-to-be finalized monograph for external analgesics. In the same correspondence the FDA recommended that the Company meet with the FDA to agree on an acceptable clinical study protocol to determine the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. The Company cannot predict the timing or outcome of any FDA decision on the proposed protocol, although an agreement is not expected to occur until at least the middle of fiscal 2001. If the study protocol is approved, the Company expects that it will take one to two years to produce the clinical data for FDA review. The FDA could finalize the OTC external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status. The Company is working to develop alternate formulas for SPORTSCREME and ASPERCREME in the event that clinical data does not support the efficacy of trolamine salicylate.

(11) SUPPLEMENTAL FINANCIAL INFORMATION

         Inventories consisted of the following at November 30, 2000 and 1999:

                                                                             2000          1999
                                                                         --------      ---------
        Raw materials and work in process .........................      $  6,793      $ 12,542
        Finished goods ............................................        10,247        17,190
        Excess of current cost over LIFO value ....................        (1,988)       (1,914)
                                                                         --------      ---------
          Total inventories .......................................      $ 15,052      $ 27,818
                                                                         ========      =========

         International inventories included above, valued on a lower of FIFO cost or market at November 30, 2000 and 1999, were $2,670 and $2,611, respectively.

         Property, plant and equipment consisted of the following at November 30, 2000 and 1999:

                                                           2000          1999
                                                       --------      --------
        Land ........................................  $    879      $    879
        Buildings and improvements...................     5,326         3,836
        Machinery and equipment......................    42,603        34,894
        Construction in progress.....................       272         6,074
        Less - accumulated depreciation..............   (22,021)      (19,931)
                                                       --------      --------
          Property, plant and equipment, net.........  $ 27,059      $ 25,752
                                                       ========      ========

Accrued liabilities consisted of the following at November 30, 2000 and 1999:

                                                                2000        1999
                                                             -------     -------
        Interest..........................................   $ 5,810     $ 6,326
        Salaries, wages and commissions ..................     1,103       2,098
        Product promotion expense.........................     7,663      15,880
        Product acquisitions and divestitures.............    10,413       2,999
        Allowances for product returns....................     9,600          --
        Other.............................................       625       4,844
                                                             -------     -------
          Total accrued liabilities.......................   $35,214     $32,147
                                                             =======     =======

         The allowances for product returns consists of $5,600 for estimated returns of the Company's DEXATRIM with PPA products (Note 10) and $4,000 for estimated returns of SUNSOURCE products.

(12) ACQUISITION AND SALE OF BRANDS

         On September 15, 2000 the Company completed the sale of its Ban product line to The Andrew Jergens Company, a wholly owned subsidiary of Kao Corporation. Under the terms of the sales agreement, the Company received $160,000 cash at closing, plus the right to receive up to an additional $6,500 in future payments based upon levels of sales of Ban in 2001 and 2002. The Company recognized a loss of $4,208 on the divestiture. Concurrent with the closing of the sale of Ban the Company used $52,194 of the net proceeds to retire all of the outstanding balances of the revolving line of credit and term loans and accrued interest thereon, with the balance of the net proceeds being retained by the Company.

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

         On December 21, 1998, the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands (the "Thompson Medical brands") from Thompson Medical Company, Inc. for $95,000. The purchase price consisted of $90,000 cash and 125,500 shares of the Company's common stock. The cash portion of the purchase price was financed by a new senior credit facility. The purchase price of $95,000 was allocated $3,493 to inventory and $91,507 to trademarks and other product rights which were assigned a useful life of 40 years.

         The following unaudited consolidated pro forma information assumes the acquisition of the Thompson Medical brands and the divestiture of Ban and related long-term borrowings and repayment thereof had occurred on December 1, 1998:

         PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

                                                         2000               1999
                                                    ---------          ---------
    Net sales....................................   $ 191,256          $ 215,945

    Income (loss) before extraordinary loss
      and change in accounting principle.........      (5,610)             9,632

    Net income (loss)............................      (7,072)             7,247

    Earnings (loss) per share - basic:

      Income (loss) before extraordinary
        loss and change in accounting
        principle................................        (.60)               .99

      Net income (loss)..........................        (.75)               .74

    Earnings (loss) per share - diluted:

      Income (loss) before extraordinary
        loss and change in accounting
        principle................................        (.60)               .96

      Net income (loss)..........................        (.75)               .72

The pro forma consolidated results of operations include adjustments to give effect to amortization of intangible assets, interest expense on acquisition debt or repayment thereof and certain other adjustments, together with related income tax effects. The pro forma information is for comparative purposes only and does not purport to be indicative of the results that would have occurred had the acquisition, disposition and borrowings occurred at the beginning of the periods presented, or indicative of the results that may occur in the future.

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

         On June 26, 1997, the Company purchased certain assets of Sunsource International, Inc. and an affiliated company (SUNSOURCE) including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. The $32,000 was allocated $1,786 to inventory and receivables and $30,214 to trademarks and other product rights which were assigned a useful life of 40 years. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE. Additional payments were scheduled to be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement. In 1998 the Company paid the former owners of SUNSOURCE $2,500 and forgave $5,625 of amounts due the Company, in exchange for a 50% reduction in any future additional payments under the purchase agreement. In 1999, the Company paid the former owners of SUNSOURCE $1,650 and issued 2,582 shares of its common stock in exchange for cancellation of the right to receive any future additional payments under the purchase agreement. The consideration paid in 1998 and 1999 was capitalized as additional purchase price.

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

         Net periodic postretirement health care benefits cost for the years ended November 30, 2000, 1999 and 1998, included the following components:

                                                                              2000         1999         1998
                                                                             -----        -----        -----
          Service cost (benefits earned during the period)...                $ 32         $ 31         $ 19
          Interest cost on accumulated postretirement
            benefit obligation...............................                  80           76           82
          Amortization of net gain...........................                 (22)         (10)         (18)
                                                                             -----        -----        -----
          Net periodic postretirement benefits cost .........                $ 90         $ 97         $ 83
                                                                             =====        =====        =====

         The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2000 and 1999:

                                                                                   2000               1999
                                                                                -------            --------
          Accumulated benefit obligation, beginning of
            year....................................................            $ 1,023            $ 1,220

                                       54

          Service cost..............................................                 32                 31
          Interest cost.............................................                 80                 76
          Effect of plan amendment..................................                 --                174
          Actuarial gain............................................                (29)              (443)
          Benefits paid.............................................                (55)               (35)
                                                                                -------            --------
          Accumulated benefit obligation, end of year...............            $ 1,051            $ 1,023
                                                                                =======            ========

     The following table sets forth the funded status of the plan at November 30, 2000 and 1999:

                                                                                   2000               1999
                                                                                -------            -------
          Accumulated benefit obligation......................                  $ 1,051            $ 1,023
          Fair value of plan assets...........................                       --                 --
                                                                                -------            -------
          Funded status.......................................                   (1,051)            (1,023)
          Unrecognized prior service cost.....................                      144                159
          Unrecognized actuarial gain.........................                     (622)              (630)
                                                                                -------            -------
          Accrued postretirement benefits cost................                 $ (1,529)          $ (1,494)
                                                                                =======            =======

         For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2000 and 1999. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 6.75% at November 30, 2000 and 1999, respectively. Due to premium caps in place which limit the Company's expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2000, or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2000.

(14)  COMPREHENSIVE INCOME

         Comprehensive income (loss) consisted of the following components for the years ended November 30, 2000, 1999 and 1998, respectively:

                                                                2000                    1999                    1998
                                                            ---------               --------                ---------
Net income (loss)........................                   $ (1,659)               $ 20,156                $ 15,269
Other-foreign currency translation
  adjustment.............................                       (806)                    (15)                    (30)
                                                            ---------               --------                ---------
    Total................................                   $ (2,465)               $ 20,141                $ 15,239
                                                            =========               ========                =========

(15) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

         The Company operates in two primary segments that are based on the different types of products offered. The OTC health care segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant and dietary supplement products. The toiletries and skin care segment includes antiperspirants and deodorants, facial cleaners and masques and seasonal products. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain assets, including the majority of property, plant and equipment and deferred tax assets are not allocated to the identifiable segments.

         The Company's largest customer accounted for 15%, 11% and 7% of OTC health care net sales and 9%, 8% and 10% of toiletries and skin care net sales in 2000, 1999 and 1998, respectively.

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

                                                                           PRODUCT CLASSIFICATIONS
                                                         ------------------------------------------------------------
                                                                             OTC         TOILETRIES
                                                                            HEALTH           AND             NOT
                                                            TOTAL           CARE          SKINCARE       CLASSIFIED
                                                         ---------       ---------       ----------      ----------
2000:
Net sales.....................................           $ 252,699       $ 153,175         $ 99,069           $ 455
Variable contribution margin..................              84,902          56,666           28,199              37
Depreciation and amortization.................              14,943           5,241            4,010           5,692
Identifiable assets/total assets..............             402,076         186,449           26,233         189,394

1999:
Net sales.....................................           $ 298,142       $ 172,256        $ 125,650           $ 236
Variable contribution margin..................             116,356          68,582           47,429             345
Depreciation and amortization.................              15,064           5,087            4,935           5,042
Identifiable assets/total assets..............             491,624         198,189          194,241          99,194

1998:
Net sales.....................................           $ 220,064       $ 117,309        $ 101,854           $ 901
Variable contribution margin..................              81,815          42,978           38,488             349
Depreciation and amortization.................               9,827           2,753            3,567           3,507
Identifiable assets/total assets..............             369,012         101,509          198,231          69,272


         The reconciliation of variable contribution margin, as shown above, to income (loss) before income taxes, extraordinary loss and change in accounting principle is as follows:

                                                                            2000             1999               1998
                                                                        --------        ---------           --------
Variable contribution margin......................................      $ 84,902        $ 116,356           $ 81,815
Less divisional and corporate overhead not allocated to
  product groups..................................................        46,022           44,155             36,596
                                                                        --------        ---------           --------
Income from operations............................................        38,880           72,201             45,219
                                                                        --------        ---------           --------
Other income (expense):
  Interest expense................................................       (35,729)         (36,572)           (26,676)
  Investment and other income, net................................         1,566              579                881
  Gain (loss) on product divestitures.............................        (5,018)              --              9,548
                                                                        --------        ---------           --------
   Total other income (expense)...................................       (39,181)         (35,993)           (16,247)
                                                                        --------        ---------           --------
Income (loss) before income taxes, extraordinary loss and
  change in accounting  principle.................................        $ (301)        $ 36,208           $ 28,972
                                                                        ========        =========           ========


         Geographical segment information is as follows for the years ended November 30, 2000, 1999 and 1998:

                                                                     2000                  1999                  1998
                                                                 ---------             ---------             ---------
Net Sales:
  Domestic........................................               $ 232,144             $ 276,632             $ 199,811
  International (1)...............................                  20,555                21,510                20,253
                                                                 ---------             ---------             ---------
    Total.........................................               $ 252,699             $ 298,142             $ 220,064
                                                                 =========             =========             =========
Long-Lived Assets (2)
  Domestic........................................               $ 218,739             $ 381,694             $ 289,972
  International...................................                     300                   353                   471
                                                                 ---------             ---------             ---------
    Total.........................................               $ 219,039             $ 382,047             $ 290,443
                                                                 =========             =========             =========

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

                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS

                                NOVEMBER 30, 2000
                          (Unaudited and in thousands)

                                                                             NON-GUARANTOR
                                                                              SUBSIDIARY         ELIMINATIONS
                                                 CHATTEM         SIGNAL        COMPANIES           DR, (CR.)       CONSOLIDATED
                                                 -------        --------     -------------       -------------     ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................... $   5,515       $  95,747        $   1,272         $       --         $ 102,534
  Accounts receivable, less allowance for
    doubtful accounts of $1,025...............    35,772           1,154            3,765                 --            40,691
  Refundable and deferred income taxes........    12,250              --              151                 --            12,401
  Inventories.................................    12,596              --            2,456                 --            15,052
  Prepaid expenses and other current assets...       711              --              173                 --               884
                                               ---------       ---------        ---------          ---------         ---------
    Total current assets......................    66,844          96,901            7,817                 --           171,562
                                               ---------       ---------        ---------          ---------         ---------
PROPERTY, PLANT AND EQUIPMENT,
   NET........................................    26,759              --              300                 --            27,059
                                               ---------       ---------        ---------          ---------         ---------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net.......................     4,198         187,782               --                 --           191,980
  Debt issuance costs, net....................     8,829              --               --                 --             8,829
  Investment in subsidiaries..................     8,280              --               --             (8,280)               --
  Other.......................................     2,646              --               --                 --             2,646
                                               ---------       ---------        ---------          ---------         ---------
    Total other noncurrent assets.............    23,953         187,782               --             (8,280)          203,455
                                               ---------       ---------        ---------          ---------         ---------
      TOTAL ASSETS............................ $ 117,556       $ 284,683        $   8,117         $   (8,280)        $ 402,076
                                               =========       =========        =========          =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable............................ $   8,426       $      --        $     364         $       --         $   8,790
  Payable to bank.............................     1,529              --               --                 --             1,529
  Accrued liabilities.........................    33,898              --            1,316                 --            35,214
                                               ---------       ---------        ---------          ---------         ---------
    Total current liabilities.................    43,853              --            1,680                 --            45,533
                                               ---------       ---------        ---------          ---------         ---------
LONG-TERM DEBT, less current maturities.......   304,077              --               --                 --           304,077
                                               ---------       ---------        ---------          ---------         ---------
DEFERRED INCOME TAXES.........................     2,798          10,121               --                 --            12,919
                                               ---------       ---------        ---------          ---------         ---------
OTHER NONCURRENT LIABILITIES..................     1,894              --               --                 --             1,894
                                               ---------       ---------        ---------          ---------         ---------
INTERCOMPANY ACCOUNTS.........................  (275,101)        277,272           (2,171)                --                --
                                               ---------       ---------        ---------          ---------         ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par  value,
    authorized 1,000, none issued.............        --              --               --                 --               --
  Common shares, without par value,
    authorized 50,000, issued 8,861...........     1,845               2            8,278              8,280             1,845
  Paid-in surplus.............................    64,443              --               --                 --            64,443
  Accumulated deficit.........................   (25,771)         (2,712)           2,020                 --           (26,463)
                                               ---------       ---------        ---------          ---------         ---------
    Total.....................................    40,517          (2,710)          10,298              8,280            39,825
  Cumulative other comprehensive income -
   Foreign currency translation adjustment....      (482)             --           (1,690)                --            (2,172)
                                               ---------       ---------        ---------          ---------         ---------
    Total shareholders' equity................    40,035          (2,710)           8,608              8,280            37,653
                                               ---------       ---------        ---------          ---------         ---------
       TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY................. $ 117,556       $ 284,683        $   8,117         $    8,280         $ 402,076
                                               =========       =========        =========          =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS

                                NOVEMBER 30, 1999
                          (Unaudited and in thousands)


                                                                             NON-GUARANTOR
                                                                              SUBSIDIARY         ELIMINATIONS
                                                 CHATTEM         SIGNAL        COMPANIES           DR, (CR.)       CONSOLIDATED
                                                 -------        --------     -------------       -------------     ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...................$     550       $      16         $   1,742          $      --       $   2,308
  Accounts receivable, less allowance for
    doubtful accounts of $900.................   50,541              --             4,491                 --          55,032
  Deferred income taxes.......................    6,951              --                --                 --           6,951
  Inventories.................................   25,519              --             2,299                 --          27,818
  Prepaid expenses and other current assets...      739              --               190                 --             929
                                              ---------       ---------         ---------          ---------       ---------
    Total current assets......................   84,300              16             8,722                 --          93,038
                                              ---------       ---------         ---------          ---------       ---------
PROPERTY, PLANT AND EQUIPMENT,
   NET........................................   25,399              --               353                 --          25,752
                                              ---------       ---------         ---------          ---------       ---------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net.......................    5,533         350,762                --                 --         356,295
  Debt issuance costs, net....................   11,469              --                --                 --          11,469
  Investment in subsidiaries..................    9,930              --                --             (9,930)             --
  Other.......................................    4,709              --               361                 --           5,070
                                              ---------       ---------         ---------          ---------       ---------
    Total other noncurrent assets.............   31,641         350,762               361             (9,930)        372,834
                                              ---------       ---------         ---------          ---------       ---------
      TOTAL ASSETS............................$ 141,340       $ 350,778         $   9,436          $  (9,930)      $ 491,624
                                              =========       =========         =========          =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt........$  11,000       $      --         $      --           $     --       $  11,000
  Accounts payable............................   18,053              --               520                 --          18,573
  Payable to bank.............................    4,905              --                --                 --           4,905
  Accrued liabilities.........................   30,630              --             1,517                 --          32,147
                                              ---------       ---------         ---------          ---------       ---------
    Total current liabilities.................   64,588              --             2,037                 --          66,625
                                              ---------       ---------         ---------          ---------       ---------
LONG-TERM DEBT, less current maturities         358,950              --                --                 --         358,950
                                              ---------       ---------         ---------          ---------       ---------
DEFERRED INCOME TAXES........................     2,776          12,550                --                 --          15,326
                                              ---------       ---------         ---------          ---------       ---------
OTHER NONCURRENT LIABILITIES.................     2,022              --                --                 --           2,022
                                              ---------       ---------         ---------          ---------       ---------
INTERCOMPANY ACCOUNTS........................  (334,574)        336,612            (2,038)                --              --
                                              ---------       ---------         ---------          ---------       ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized 1,000, none issued............        --              --                --                 --              --
  Common shares, without par value,
    authorized 50,000, issued 9,707..........     2,021               2             9,928              9,930           2,021
  Paid-in surplus............................    72,850              --                --                 --          72,850
  Accumulated deficit........................   (26,819)          1,614               401                 --         (24,804)
                                              ---------       ---------         ---------          ---------       ---------
    Total....................................    48,052           1,616            10,329              9,930          50,067
  Cumulative other comprehensive income -
   Foreign currency translation adjustment...      (474)             --              (892)                --          (1,366)
                                              ---------       ---------         ---------          ---------       ---------
    Total shareholders' equity...............    47,578           1,616             9,437              9,930          48,701
                                              ---------       ---------         ---------          ---------       ---------
       TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY................ $ 141,340       $ 350,778         $   9,436          $   9,930       $ 491,624
                                              =========       =========         =========          =========       =========

                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                          (Unaudited and in thousands)

                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY         ELIMINATIONS
                                                  CHATTEM           SIGNAL          COMPANIES           DR, (CR.)       CONSOLIDATED
                                                  -------          --------       -------------       -------------     ------------
NET SALES...................................     $ 235,707         $      --        $  16,992           $      --         $ 252,699
                                                 ---------         ---------        ---------           ---------         ---------
COSTS AND EXPENSES:
  Cost of sales.............................        69,700                --            5,257                  --            74,957
  Advertising and promotion.................        90,975             8,865            7,028                  --           106,868
  Selling, general and administrative.......        29,141                14            2,839                  --            31,994
                                                 ---------         ---------        ---------           ---------         ---------
    Total costs and expenses................       189,816             8,879           15,124                  --           213,819
                                                 ---------         ---------        ---------           ---------         ---------
INCOME FROM OPERATIONS......................        45,891            (8,879)           1,868                  --            38,880
                                                 ---------         ---------        ---------           ---------         ---------
OTHER INCOME (EXPENSE):
  Interest expense..........................       (35,729)               --               --                  --           (35,729)
  Investment and other income,net...........           129             1,352               85                  --             1,566
  Loss on product divestitures..............            --            (5,018)              --                  --            (5,018)
  Royalties.................................       (11,754)           12,051             (297)                 --                --
  Corporate allocations.....................            37                --              (37)                 --                --
                                                 ---------         ---------        ---------           ---------         ---------
     Total other income (expense)...........       (47,317)            8,385             (249)                 --           (39,181)
                                                 ---------         ---------        ---------           ---------         ---------
INCOME (LOSS) BEFORE INCOME TAXES,
  EXTRAORDINARY LOSS AND CHANGE IN
  ACCOUNTING PRINCIPLE......................        (1,426)             (494)           1,619                  --              (301)

PROVISION FOR (BENEFIT FROM) INCOME
  TAXES.....................................          (373)             (168)             437                  --              (104)
                                                 ---------         ---------        ---------           ---------         ---------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS
  AND CHANGE IN ACCOUNTING PRINCIPLE........        (1,053)             (326)           1,182                  --              (197)

EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT, NET OF INCOME
  TAX BENEFIT...............................          (920)               --               --                  --              (920)

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE, NET OF INCOME
  TAX BENEFIT...............................          (542)               --               --                  --              (542)
                                                 ---------         ---------        ---------           ---------         ---------
NET INCOME (LOSS)...........................     $  (2,515)        $    (326)       $   1,182           $     --          $ (1,659)
                                                 =========         =========        =========           =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 1999
                          (Unaudited and in thousands)


                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY       ELIMINATIONS
                                                  CHATTEM           SIGNAL          COMPANIES         DR, (CR.)       CONSOLIDATED
                                                  -------          --------       -------------     -------------     ------------
NET SALES.....................................   $ 280,686         $      --        $  17,456         $      --         $ 298,142
                                                 ---------         ---------        ---------         ---------         ---------
COSTS AND EXPENSES:
  Cost of sales...............................      69,810                --            5,802                --            75,612
  Advertising and promotion...................     102,079             9,487            6,269                --           117,835
  Selling, general and administrative.........      29,230                15            3,249                --            32,494
                                                 ---------         ---------        ---------         ---------         ---------
    Total costs and expenses..................     201,119             9,502           15,320                --           225,941
                                                 ---------         ---------        ---------         ---------         ---------
INCOME FROM OPERATIONS........................      79,567            (9,502)           2,136                --            72,201
                                                 ---------         ---------        ---------         ---------         ---------
OTHER INCOME (EXPENSE):
  Interest expense............................     (36,572)               --               --                --           (36,572)
  Investment and other income, net............         521                (6)              64                --               579
  Royalties...................................     (13,448)           13,743             (295)               --                --
  Premium revenue.............................         (20)               --               20                --                --
  Corporate allocations.......................          33                --              (33)               --                --
                                                 ---------         ---------        ---------         ---------         ---------
     Total other income (expense).............     (49,486)           13,737             (244)               --           (35,993)
                                                 ---------         ---------        ---------         ---------         ---------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS..........................      30,081             4,235            1,892                --            36,208

PROVISION FOR INCOME TAXES....................      11,437             1,440              790                --            13,667
                                                 ---------         ---------        ---------         ---------         ---------
INCOME BEFORE EXTRAORDINARY
  LOSS........................................      18,644             2,795            1,102                --            22,541

EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT, NET OF INCOME
  TAX BENEFIT.................................      (2,385)               --               --                --            (2,385)
                                                 ---------         ---------        ---------         ---------         ---------
NET INCOME....................................   $  16,259         $   2,795        $   1,102         $      --         $  20,156
                                                 =========         =========        =========         =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATING STATEMENTS OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 1998
                          (Unaudited and in thousands)


                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY       ELIMINATIONS
                                                  CHATTEM           SIGNAL          COMPANIES         DR, (CR.)       CONSOLIDATED
                                                  -------          --------       -------------     -------------     ------------
NET SALES.....................................   $ 203,650         $      --        $  16,414         $      --         $ 220,064
                                                 ---------         ---------        ---------         ---------         ---------
COSTS AND EXPENSES:
  Cost of sales...............................      55,654                --            5,235                --            60,889
  Advertising and promotion...................      74,462             5,859            6,271                --            86,592
  Selling, general and administrative.........      24,278                18            3,068                --            27,364
                                                 ---------         ---------        ---------         ---------         ---------
    Total costs and expenses..................     154,394             5,877           14,574                --           174,845
                                                 ---------         ---------        ---------         ---------         ---------
INCOME FROM OPERATIONS........................      49,256            (5,877)           1,840                --            45,219
                                                 ---------         ---------        ---------         ---------         ---------
OTHER INCOME (EXPENSE):
  Interest expense............................     (26,676)               --               --                --           (26,676)
  Investment and other income, net............         816                 3               62                --               881
  Gain on product divestiture.................          --             9,548               --                --             9,548
  Royalties...................................      (9,629)            9,891             (262)               --                --
  Premium revenue.............................        (350)               --              350                --                --
  Corporate allocations.......................          41                --              (41)               --                --
                                                 ---------         ---------        ---------         ---------         ---------
     Total other income (expense).............     (35,798)           19,442              109                --           (16,247)
                                                 ---------         ---------        ---------         ---------         ---------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS.....................           13,458            13,565            1,949                --            28,972

PROVISION FOR INCOME TAXES............               6,000             4,612              232                --            10,844
                                                 ---------         ---------        ---------         ---------         ---------
INCOME BEFORE EXTRAORDINARY
  LOSS.....................................          7,458             8,953            1,717                --            18,128

EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT, NET OF INCOME
  TAX BENEFIT..............................         (2,859)               --               --                --            (2,859)
                                                 ---------         ---------        ---------         ---------         ---------
NET INCOME.................................      $   4,599         $   8,953        $   1,717         $      --         $  15,269
                                                 =========         =========        =========         =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                          (Unaudited and in thousands)

                                                                                 NON-GUARANTOR
                                                                                   SUBSIDIARY     ELIMINATIONS
                                                  CHATTEM           SIGNAL          COMPANIES       DR, (CR.)       CONSOLIDATED
                                                  -------          --------       -------------   -------------     ------------
OPERATING ACTIVITIES:
  Net income (loss).............................  $  (2,515)       $    (326)        $   1,182        $      --         $  (1,659)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization...............      5,978            8,865               100               --            14,943
    Deferred income tax benefit.................     (5,410)            (168)             (156)              --            (5,734)
    Loss on product divestitures................         --            5,018                --               --             5,018
    Extraordinary loss on early extinguishment
      of debt, net..............................        920               --                --               --               920
    Cumulative effect of change in accounting
      principle, net............................        542               --                --               --               542
    Other, net..................................          9               --                 6               --                15
    Changes in operating assets and liabilities,
      net of acquisitions and divestitures:
      Accounts receivable.......................     15,178           (1,154)              317               --            14,341
      Inventories...............................      7,618               --              (378)              --             7,240
      Prepaid and other current assets..........     (1,873)              --               335               --            (1,538)
      Accounts payable and accrued liabilities..     (7,793)              --               212               --            (7,581)
                                                  ---------        ---------         ---------        ---------         ---------
        Net cash provided by operating
          activities............................     12,654           12,235             1,618               --            26,507
                                                  ---------        ---------         ---------        ---------         ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment....     (5,582)              --               (91)              --            (5,673)
  Proceeds from product divestiture ............    160,000               --                --               --           160,000
  Proceeds from sales of property, plant
    and equipment...............................         11               --                --               --                11
  Increase in other assets, net.................     (1,542)              --                --               --            (1,542)
                                                  ---------        ---------         ---------        ---------         ---------
        Net cash provided by (used in) investing
          activities............................    152,887               --               (91)              --           152,796
                                                  ---------        ---------         ---------        ---------         ---------
FINANCING ACTIVITIES:
  Repayment of long- term debt..................    (95,000)              --                --               --           (95,000)
  Proceeds from long-term debt..................     29,000               --                --               --            29,000
  Change in payable to bank.....................     (3,376)              --                --               --            (3,376)
  Repurchase of common shares...................     (9,489)              --                --               --            (9,489)
  Proceeds from exercise of stock options.......        237               --                --               --               237
  Debt issuance costs...........................       (363)              --                --               --              (363)
  Changes in intercompany accounts..............    (85,678)          87,496            (1,818)              --                --
  Dividends paid................................      4,000           (4,000)               --               --                --
                                                  ---------        ---------         ---------        ---------         ---------
        Net cash provided by (used in) financing
          activities............................   (160,669)          83,496            (1,818)              --           (78,991)
                                                  ---------        ---------         ---------        ---------         ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS..........................         93               --              (179)              --               (86)
                                                  ---------        ---------         ---------        ---------         ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year..............      4,965           95,731              (470)              --           100,226
  At beginning of year..........................        550               16             1,742               --             2,308
                                                  ---------        ---------         ---------        ---------         ---------
  At end of year................................  $   5,515        $  95,747         $   1,272        $      --         $ 102,534
                                                  =========        =========         =========        =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 1999
                          (Unaudited and in thousands)

                                                                                  NON-GUARANTOR
                                                                                    SUBSIDIARY        ELIMINATIONS
                                                   CHATTEM          SIGNAL           COMPANIES          DR, (CR.)       CONSOLIDATED
                                                   -------         --------        -------------      -------------     ------------
OPERATING ACTIVITIES:
  Net income...................................   $  16,259        $   2,795        $   1,102          $      --         $  20,156
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization..............       5,429            9,487              148                 --            15,064
    Extraordinary loss on early extinguishment
      of debt, net.............................       2,385               --               --                 --             2,385
    Dividend receivable from Elcat, Inc........        (279)              --               --                 --              (279)
    Deferred income tax........................       3,158            1,440               --                 --             4,598
    Other, net.................................          (8)               8               --                 --                --
    Changes in operating assets and
      liabilities, net of acquisitions:
      Accounts receivable......................     (16,598)              --             (830)                --           (17,428)
      Inventories..............................      (5,366)              --              683                 --            (4,683)
      Prepaid and other current assets.........        (241)              --               82                 --              (159)
      Accounts payable and accrued
        liabilities............................       6,880               --              388                 --             7,268
                                                  ---------        ---------        ---------          ---------         ---------
        Net cash provided by operating
          activities...........................      11,619           13,730            1,573                 --            26,922
                                                  ---------        ---------        ---------          ---------         ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...      (9,789)              --              (41)                --            (9,830)
  Purchases of trademarks and other related         (91,127)              --               --                 --           (91,127)
     assets....................................
  Sale of investments..........................       2,994              387               --                 --             3,381
  Proceeds from sales of property, plant
     and equipment.............................         272               --               --                 --               272
  Increase in other assets.....................      (3,200)              --               --                 --            (3,200)
                                                  ---------        ---------        ---------          ---------         ---------
        Net cash provided by (used in)
           investing activities................    (100,850)             387              (41)                --          (100,504)
                                                  ---------        ---------        ---------          ---------         ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt..................    (165,481)              --               --                 --          (165,481)
  Proceeds from long-term debt.................     242,281               --               --                 --           242,281
  Change in  payable to bank...................       3,879               --               --                 --             3,879
  Repurchase of common shares..................      (3,912)              --               --                 --            (3,912)
  Proceeds from exercise of stock options
    and warrants...............................       2,104               --               --                 --             2,104
  Debt issuance costs..........................      (5,101)              --               --                 --            (5,101)
  Change in intercompany accounts..............      12,106          (10,112)          (1,994)                --                --
  Dividends paid...............................       4,000           (4,000)              --                 --                --
                                                  ---------        ---------        ---------          ---------         ---------
         Net cash provided by (used in)
            financing activities...............      89,876          (14,112)          (1,994)                --            73,770
                                                  ---------        ---------        ---------          ---------         ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS.........................          --               --               44                 --                44
                                                  ---------        ---------        ---------          ---------         ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year..............        645                5             (418)                --               232
  At beginning of year..........................        (95)              11            2,160                 --             2,076
                                                  ---------        ---------        ---------          ---------         ---------
  At end of year................................  $     550        $      16        $   1,742          $      --         $   2,308
                                                  =========        =========        =========          =========         =========


                                                                         Note 16
                         CHATTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED NOVEMBER 30, 1998
                          (Unaudited and in thousands)

                                                                                  NON-GUARANTOR
                                                                                    SUBSIDIARY        ELIMINATIONS
                                                   CHATTEM          SIGNAL           COMPANIES          DR, (CR.)       CONSOLIDATED
                                                   -------         --------        -------------      -------------     ------------
OPERATING ACTIVITIES:
  Net income....................................  $   4,599        $   8,953        $   1,717          $      --         $  15,269
  Adjustments to reconcile net income to                                                                      --
    net cash provided by operating activities
    Depreciation and amortization...............      3,829            5,859              139                 --             9,827
    Extraordinary loss on early
      extinguishment of debt, net...............      2,859               --               --                 --             2,859
    Dividend receivable from Elcat, Inc.........       (462)              --               --                 --              (462)
    Deferred income tax provision...............     (2,261)           4,612               --                 --             2,351
    Gain on product divestiture.................         --           (9,548)              --                 --            (9,548)
    Other, net..................................        (28)              --               --                 --               (28)
    Changes in operating assets and
      liabilities, net of acquisitions:
      Accounts receivable.......................    (11,968)              --              (86)                --           (12,054)
      Inventories...............................      2,570               --             (734)                --             1,836
      Prepaid and other current assets..........         80               --             (182)                --              (102)
      Accounts payable and accrued liabilities..     10,482               --              360                 --            10,842
                                                  ---------        ---------        ---------          ---------         ---------
         Net cash provided by operating
           activities...........................      9,700            9,876            1,214                 --            20,790
                                                  ---------        ---------        ---------          ---------         ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment....     (8,988)              --              (62)                --            (9,050)
  Purchases of trademarks and other related
    assets......................................   (168,402)              --               --                 --          (168,402)
  Proceeds from product divestiture.............     11,965               --               --                 --            11,965
  Proceeds from sale of investments.............      4,000               --               --                 --             4,000
  Proceeds from sales of property, plant
    and equipment...............................      1,085               --               --                 --             1,085
  Increase in other assets......................       (798)            (395)              --                 --            (1,193)
                                                  ---------        ---------        ---------          ---------         ---------
         Net cash used in investing
           activities...........................   (161,138)            (395)             (62)                --          (161,595)
                                                  ---------        ---------        ---------          ---------         ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt...................   (145,028)              --               --                 --          (145,028)
  Proceeds from long-term debt..................    291,365               --               --                 --           291,365
  Change in payable to bank.....................     (1,592)              --               --                 --            (1,592)
  Proceeds from exercise of stock options
    and warrants................................      3,316               --               --                 --             3,316
  Debt issuance costs...........................     (9,971)              --               --                 --            (9,971)
  Changes in intercompany accounts..............      6,259           (5,525)            (734)                --                --
  Dividends paid................................      4,000           (4,000)              --                 --                --
                                                  ---------        ---------        ---------          ---------         ---------
         Net cash provided by (used in)
           financing activities.................    148,349           (9,525)            (734)                --           138,090
                                                  ---------        ---------        ---------          ---------         ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS..........................         (2)              --              (65)                --               (67)
                                                  ---------        ---------        ---------          ---------         ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year..............     (3,091)             (44)             353                 --            (2,782)
  At beginning of year..........................      2,996               55            1,807                 --             4,858
                                                  ---------        ---------        ---------          ---------         ---------
  At end of year................................  $     (95)       $      11        $   2,160          $      --         $   2,076
                                                  =========        =========        =========          =========         =========


(17) QUARTERLY INFORMATION (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE
     AMOUNTS)

                                                                              QUARTER ENDED
                                                         --------------------------------------------------------
                                            TOTAL        FEBRUARY 28       MAY 31       AUGUST 31     NOVEMBER 30
                                            -----        -----------       ------       ---------     -----------
FISCAL 2000:
    Net sales..........................   $ 252,699         62,371         79,636         73,253         37,439
    Gross profit.......................   $ 177,742         45,689         58,181         54,094         19,778
    Before extraordinary loss and
     change in accounting principle:
      Income(loss).....................   $   (197)          3,608          6,219          5,151        (15,175)
      Income (loss) per share,
       diluted  (1)....................   $   (.02)            .37            .65            .55          (1.66)
    Total:
      Net income(loss).................   $ (1,659)          3,066          6,109          5,151        (15,985)
      Net income (loss) per share,
        diluted (1)....................   $   (.18)            .31            .64            .55          (1.75)

FISCAL 1999:
    Net sales..........................   $ 298,142         62,728         83,441         78,661         73,312
    Gross profit.......................   $ 222,530         45,848         61,647         57,616         57,419
    Before extraordinary loss:
      Income...........................   $  22,541          3,577          6,921          5,957          6,086
      Income per share,
       diluted  (1)....................   $    2.25            .35            .69            .59            .61
    Total:
      Net income.......................   $  20,156          3,150          5,764          5,424          5,818
      Net income per share,
        diluted (1)....................   $    2.01            .31            .57            .54            .58


              (1) THE SUM OF THE QUARTERLY EARNINGS PER SHARE AMOUNTS MAY DIFFER
                  FROM ANNUAL EARNINGS PER SHARE BECAUSE OF THE DIFFERENCES IN THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE POTENTIAL SHARES USED IN THE QUARTERLY AND ANNUAL COMPUTATIONS.

                                 REPORT OF INDEPENDENT
                                   PUBLIC ACCOUNTANTS

TO CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
January 26, 2001