Form 10-K, Exhibit 13
period 2001-11-30
CHATTEM INC
filed 2002-02-28
CIK 19520

EXHIBIT 13
                                                                      ----------
To the Shareholders

Fiscal 2001 Review

In our letter to you last year we predicted a strong rebound from a disappointing fiscal 2000. Not only did our results rebound strongly, but they surpassed our own expectations for earnings per share by approximately 50%.

Specifically, earnings per share before extraordinary items soared to $.93 from a $.02 per share loss last year. The $.93 per share earnings substantially exceeded the $.60-$.65 earnings per share we estimated at the beginning of the year.

In addition, we recorded a $6.9 million, or $.77 per share, gain from early extinguishment of debt. Thus, total net income for the year was $15.3 million and total earnings per share were $1.70. Further, long term debt was reduced by $99.3 million in fiscal 2001, and at the end of the fiscal year net debt (long term debt less cash) was $169.3 million.

Net sales for the year were $198.3 million which exceeded our estimate at the beginning of the year by about $15 million. Comparisons of financial results to a year ago are not meaningful due to the sale of Ban(R) in 2000.

The strong earnings were led by a number of marketing successes of our brands plus very strict cost controls. Specifically, DEXATRIM Natural was our biggest success as sales more than made up for lost sales due to the discontinuation of DEXATRIM with phenylpropanoline. We had anticipated a significant sales decline for DEXATRIM this year, but sales almost attained fiscal 2000 levels due to aggressive and compelling advertising for DEXATRIM Natural.

Another highlight was our topical analgesic portfolio, which increased by about 7%, led by the ICY HOT Patch. For the year, sales of ICY HOT, CAPZASIN and ARTHRITIS HOT increased 34%, 27% and 27%, respectively.

After a number of years of disappointing results, SUNSOURCE significantly exceeded the prior year in terms of sales and particularly in profitability. These results were led by sales of GARLIQUE and NEW PHASE plus significant reductions in advertising and promotion spending.

After a disappointing 2000, GOLD BOND had a respectable year with sales essentially flat, but improving notably in the second half of the year. Our strongest GOLD BOND products, adult powder, foot powder, cream and lotion, had fairly good performances, which were offset by declines in ointment and baby powder.

Finally, BULLFROG had an excellent year with increased sales of over 6% and even a larger increase in profits due to focused spending behind the brand.

In terms of disappointments, sales of FLEXALL, PHISODERM and PAMPRIN declined versus the previous year due primarily to intense competition.

FISCAL 2002 OUTLOOK*

We begin 2002 with momentum and optimism for another successful year.

In terms of major marketing initiatives for 2002, we have three important new product launches. The first and largest is DEXATRIM RESULTS, an innovative new diet product which increases fat burning while adding antioxidants and other ingredients to provide energy and nutrition. This launch will be one of our largest ever, backed by $10 million in advertising.

Second is the launch of PHISODERM Acne Body Wash and Acne Masque. These two products should add incremental sales to our successful acne facial cleanser. Finally, GOLD BOND Foot Spray should become another successful GOLD BOND line extension.

In addition to these new products we have several other major goals for the year. We spent much of the past year working on new products for GOLD BOND and we have a number of strong candidates. We hope to launch at least two new products for GOLD BOND in the next twelve months.

We will also focus on research and development with a goal of launching at least one product based on new technology within the next year. Finally, with approximately $35 million in cash and no bank debt, we plan to be aggressively seeking acquisitions.

In terms of our financial goals for next year, we are forecasting a 3-5% increase in net sales and a 6-8% increase in EPS. In addition, the Financial Accounting Standards Board has eliminated the amortization of intangibles with indefinite lives, such as trademarks, which will result in an approximate $.38 per share increase in EPS for next year. Thus, we estimate that total EPS should be in the range of $1.35-$1.40, although future performance is impossible to predict with certainty.

In closing, it is great to have strong results but it is particularly exciting when the market recognizes our performance. For calendar 2001 Chattem was in the top 25 NASDAQ stocks with a 242% gain in stock price.

We are extremely proud of our managers', directors' and employees' achievements during the past year and we look forward to sharing continued successes with you this year.

*The statements in this section constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.







Ban(R) is the registered trademark of Kao Corporation.

CHATTEM CONSUMER PRODUCTS

DOMESTIC PRODUCT OVERVIEW

MEDICATED SKIN CARE PRODUCTS

The GOLD BOND brand, which is over 100 years old, competes in the adult and baby medicated powder, foot powder, therapeutic lotion, anti-itch cream and antibiotic ointment markets. GOLD BOND is the leading brand in the medicated powder category in the United States. Total retail sales for the brand have grown from less than $28,000,000 when the brand was acquired in fiscal 1996 to over $61,000,000 in fiscal 2001. In 1997 the Company added two line extensions, GOLD BOND Foot Powder and GOLD BOND Medicated Body Lotion. GOLD BOND Antibiotic Ointment was introduced during the first quarter of 1999, while GOLD BOND Sensitive Skin Body Lotion was added to the product line in 2000. In fiscal 2002 the GOLD BOND brand will introduce an aerosol delivery form of its successful foot powder to meet the needs of more than half of consumers who prefer a spray form. The product line is heavily supported by national television and radio advertising throughout most of the year, as well as with consumer promotions. We believe GOLD BOND continues to represent an opportunity for growth both through the existing products and the introduction of line extensions.

TOPICAL ANALGESICS

With the acquisition of the Thompson Medical Company, Inc. ("Thompson Medical") brands in late 1998, Chattem became the United States leader in the $220,000,000 topical analgesic market category. The Company's strong market position as well as the advancing age of the United States population and the increasing interest in physical fitness combine to provide solid growth prospects within the topical analgesic category. FLEXALL is an aloe vera based topical analgesic used primarily by chronic pain sufferers to alleviate pain and inflammation in joints and secondarily by sufferers of muscle strain. Introduced in fiscal 1999, FLEXALL QUIK GEL, which provides fast relief without any mess, was accompanied by an advertising campaign featuring NFL Hall of Famer Joe Montana.

Uniquely positioned as the brand that goes on "icy to dull the pain and gets hot to relax it away", ICY HOT is available in a cream, balm and stick. This dual action extra strength product appeals to younger users just entering the category as well as older consumers who want to remain active. ICY HOT Patch, concentrated pain relief that lasts for hours and is easy to apply, was successfully introduced in fiscal 2001.

Former Thompson Medical brands round out the Company's topical analgesic portfolio. ASPERCREME provides odor free relief of arthritis and other chronic pain while SPORTSCREME is targeted at serious athletes as well as "weekend warriors". CAPZASIN, which contains capsicin, the active ingredient that doctors recommend most, is focused on the arthritis sufferer looking for clinically proven relief. ARTHRITIS HOT provides relief at a value price. The Company supports the topical analgesic brands with extensive national television and radio advertising as well as targeted consumer promotions, and is well positioned to achieve solid growth within the topical analgesic category.

BENZODENT is a dental analgesic cream in an adhesive base for use as an oral topical analgesic for pain related to dentures. BENZODENT is principally supported by sampling consumers at the time they are fitted with dentures and representation at professional dental conferences.

INTERNAL ANALGESICS

The Company competes in the menstrual analgesic segment with two brands:
PAMPRIN, a combination drug targeted towards relief of all menstrual symptoms, and PREMSYN PMS, targeted towards the specific symptoms of premenstrual syndrome. The Company uses a mix of television and print advertising as well as point of entry sampling to gain trial and awareness among the female target audience.

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

APPETITE SUPPRESSANT

DEXATRIM, acquired in December of 1998, is a leading name in the diet pill category. In 2001 DEXATRIM enjoyed strong growth in the herbal diet aid category with DEXATRIM Natural. DEXATRIM Natural is a drug-free, all natural, dietary supplement with special dual action that curbs appetite and helps burn more fat and calories. DEXATRIM Natural is also available in Green Tea and Caffeine Free versions. DEXATRIM Natural was successfully promoted with high levels of advertising support through the New Year's resolution and spring swimsuit seasons. DEXATRIM is now only available in herbal, dietary supplement formulas after the removal of DEXATRIM products with phenalpropanolamine ("PPA") from the product line in November 2000. In 2002 DEXATRIM RESULTS, a nutrition based weight control product, will be introduced. DEXATRIM RESULTS has a unique formula, which provides more energy sources and more nutrition so that consumers can feel good while they are reaching their dieting goals. DEXATRIM RESULTS will be available in a regular and an ephedrine-free formula.

DIETARY SUPPLEMENTS

The Company competes in the United States nutritional supplement category with its SUNSOURCE line which includes GARLIQUE, REJUVEX, NEW PHASE, PROPALMEX, MELATONEX, and OMNIGEST EZ. These products are distributed primarily through the drug and mass merchandiser trade channels.

GARLIQUE garlic tablets support cardiovascular health and are uniquely positioned in the marketplace as a "one per day" high potency garlic supplement. Most major GARLIQUE competitors require multiple daily dosages. National television advertising is utilized throughout the year to emphasize this key advantage to consumers.

REJUVEX and NEW PHASE offer a more complete way for a woman to maintain comfort as she enters a phase of life that, for many, is a time of hormonal imbalance and discomfort. REJUVEX is an estrogen-free dietary supplement that contains magnesium, vitamins and other natural ingredients to replenish nutrients and help maintain healthy bones. NEW PHASE supports hormonal balance with 80 milligrams per tablet of natural phytoestrogens, double the isoflavone content of many leading brands.

PROPALMEX supports prostate health and promotes free urinary flow. For men over forty looking for all natural, drug-free options, PROPALMEX offers a healthy choice with a unique formula that contains saw palmetto, lycopene and zinc.

MELATONEX is formulated to support a natural sleep cycle by supplementing the body's production of melatonin, a hormone necessary for a good night's sleep.

OMNIGEST EZ contains a unique blend of seven plant derived digestive enzymes that work along with the digestive enzymes produced by your own body to help in the digestion of fats, proteins, carbohydrates, cellulose and dairy products.

All SUNSOURCE products are specially formulated to provide consumers with an all-natural, drug-free way to support their specific health care goals. The Company is committed to bringing to market the highest quality product possible and guarantees the potency of each SUNSOURCE product on the front panel of the package to aid and enhance consumer confidence in selecting SUNSOURCE dietary supplements.

FACIAL CLEANSERS AND MASQUES

PHISODERM is a line of facial cleansers developed by dermatologists which retains an ethical, troubled skin reputation. The line includes several formulas of liquid cleansers including one for infants. In 2001 the PHISODERM brand sustained its focus on the growing acne portion of the business which includes the 4-Way Daily Acne Cleanser. Consumer support behind the brand is concentrated on the acne business and includes print advertising in teen magazines, targeted television advertising on teen cable programs and extensive sampling. In 2002 the Company will further expand the acne portion of the business with unique line extensions: PHISODERM Clear Confidence Acne Body Wash and PHISODERM Clear Confidence 5 Minute Blemish Masque. The entire PHISODERM line has been repackaged in clear, contemporary-looking packages.

MUDD is a line of deep cleaning clay-based products for the face. Target consumers for MUDD are women between the ages of 18 and 49. MUDD Masque is available in four formulas and is a strong market leader in the masque category. In 2001 the masque products were supported by a new television campaign featuring the entire MUDD line and the brand promise of providing the ultimate in facial deep cleaning.

SEASONALS

BULLFROG is the line of ultimate waterproof sunblocks for outdoor active consumers. In 2001 BULLFROG was the fastest growing SPF 15+ sunblock, posting sales gains of over 6%. In 2001 two new products were added to the line:
BULLFROG FastBlast, a watermelon scented spray version for kids of the popular BULLFROG Quik Gel formula, and BULLFROG Sensitive Skin, a dermatologist recommended, fragrance free, high protection lotion. In 2002 BULLFROG is expected to continue to realize solid growth with a comprehensive brand plan which includes an active new product program and targeted consumer advertising, promotions and sampling programs.


ULTRASWIM is a line of chlorine removing shampoos, conditioners and soaps. ULTRASWIM has a unique formula that performs chlorine removal better than any comparable hair care or skin care product on the market. The Company supports this brand through targeted print advertising to competitive, recreational and exercise swimmers and through event sponsorship with targeted sampling programs. In 2001 ULTRASWIM was relaunched with a new healthy hair formula and a clear package design.

SUN-IN is a hair lightener available in two varieties: spray-on and Super Streaks, a highlighting hair gel. In 2001 SUN-IN built awareness with a continually changing teen target audience through promotional prepacks and an interactive web site.


INTERNATIONAL MARKET OVERVIEW
-----------------------------

EUROPE

Chattem's European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in various other worldwide locations. Manufacturing and packaging of the products are conducted principally in the United Kingdom with a limited number of ingredients purchased from Chattem. Chattem (U.K.) uses a national broker in the United Kingdom while distributors are used to market and sell its products on the Western European continent. Due to the difficulty and expense involved in the registration of OTC health care brands in Europe, the unit markets exclusively the Company's toiletries and skin care products. Chattem's products in Europe include SUN-IN, a range of MUDD face and body products and ULTRASWIM. Cornsilk(R) is sold under a licensing arrangement with another company. SPRAY BLOND Spray-In Hair Lightener is only marketed on the European continent. Certain of the Company's OTC health care products are also sold by Chattem (U.K.) to customers in the Middle and Far East.

CANADA

Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario, Canada which markets and distributes certain of Chattem's consumer products throughout Canada. The manufacturing of the brands is principally done in the Company's facilities in Chattanooga while some packaging takes place in Mississauga. The division utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include GOLD BOND, PAMPRIN, MUDD, SUN-IN, ULTRASWIM, PHISODERM, ASPERCREME and ephedrine free DEXATRIM.


UNITED STATES EXPORT

The United States Export division services various distributors primarily located in the Caribbean and Central and South America. The Company sells ICY HOT, GOLD BOND, PHISODERM and DEXATRIM into these markets with the primary focus being the development of its OTC health care products.




































Cornsilk(R) is the registered trademark of Del Laboratories, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

The following analysis of the financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

GENERAL
-------

Fiscal 2001 was highlighted by the retirement of $70,462,000 principal amount of 8.875% Senior Subordinated Notes due 2008 (the "8.875% Notes") and the remaining outstanding principal amount of $29,145,000 of 12.75% Senior Subordinated Notes due 2004 (the "12.75% Notes"), the repurchase of 14,000 shares of the Company's common stock, entering into a $10,000,000 unsecured revolving line of credit from a financial institution and the restoration of DEXATRIM sales to near the sales level attained in fiscal 2000 after the discontinuation of DEXATRIM containing PPA.

On January 17, 2001 the Company completed the consent solicitation and tender offer pursuant to which it retired $70,462,000 principal amount of its 8.875% Notes and $7,397,000 principal amount of its 12.75% Notes. The consideration paid for the consent solicitation and tender offer was $64,937,000, which was provided by the proceeds of the Company's divestiture of the Ban product line in fiscal 2000. An extraordinary gain on the early extinguishment of debt of $7,551,000, net of income taxes, was recognized in the first six months of fiscal 2001. On June 15, 2001 the Company retired all of the remaining outstanding principal balance of $21,748,000 of its 12.75% Notes and accrued interest thereon. In connection with the retirement of the 12.75% Notes, the Company recognized a loss on the early extinguishment of debt of $603,000, net of income tax benefit, in the third quarter of fiscal 2001. This loss primarily consisted of the premium paid on the retirement of the notes and the write-off of related unamortized deferred issuance and initial discount costs.

During fiscal 2001 the Company repurchased, and returned to unissued, 14,000 shares of its common stock, without par value, for $174,000 in accordance with the Company's previously announced stock buyback program.

On June 21, 2001 the Company obtained a $10,000,000 unsecured revolving line of credit from a financial institution. As of November 30, 2001 no portion of this credit facility had been utilized by the Company.

The loss of sales of DEXATRIM containing PPA after its voluntary withdrawal from the market in November 2000 was nearly offset in 2001 by sales of DEXATRIM Natural.

The Company will continue to seek sales increases through a combination of acquisitions and internal growth while maintaining high operating income levels. As previously high-growth brands mature, sales increases will become even more dependent on acquisitions and the development of successful line extensions. During fiscal 2001 the Company introduced DEXATRIM Natural Ephedrine Free, ICY HOT Patch, BULLFROG Fast Blast and BULLFROG Sensitive Skin as line extensions. Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time these products do not generate a commensurate amount of sales and/or earnings. As a result, the Company may experience a short-term impact on its profitability due to line extensions.

RESULTS OF OPERATIONS
---------------------

The results of operations for fiscal 2001 were significantly affected by the sale of Ban in September 2000, which contributed approximately $61,443,000 and $86,659,000 in sales in fiscal 2000 and 1999, respectively.

The following table sets forth, for income (loss) before extraordinary gain
(loss) and change in accounting principle and for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of net sales.

                                                         Year Ended November 30
                                                 --------------------------------------
                                                   2001           2000           1999
                                                 --------       --------       --------
NET SALES ..................................        100.0%         100.0%         100.0%
                                                 --------       --------       --------

COST AND EXPENSES:
   Cost of sales ...........................         26.5           29.7           25.4
   Advertising and promotion ...............         39.3           42.3           39.5
   Selling, general and administrative .....         17.5           12.6           10.9
                                                 --------       --------       --------
         Total costs and expenses ..........         83.3           84.6           75.8
                                                 --------       --------       --------

INCOME FROM OPERATIONS .....................         16.7           15.4           24.2
                                                 --------       --------       --------

OTHER INCOME (EXPENSE):
   Interest expense ........................        (11.0)         (14.1)         (12.3)
   Investment and other income, net ........          1.1             .6             .2
   Loss on product divestitures ............           --           (2.0)            --
                                                 --------       --------       --------
         Total other income (expense) ......         (9.9)         (15.5)         (12.1)
                                                 --------       --------       --------

INCOME (LOSS) BEFORE INCOME TAXES,
  EXTRORDINARY GAIN (LOSS) AND CHANGE
  IN ACCOUNTING PRINCIPLE ..................          6.8            (.1)          12.1

PROVISION FOR INCOME TAXES .................          2.6             --            4.5
                                                 --------       --------       --------

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN
  (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE           4.2%           (.1)%          7.6%
                                                 ========       ========       ========

FISCAL 2001 COMPARED TO FISCAL 2000
-----------------------------------

Net sales for the year ended November 30, 2001 decreased $54,399,000, or 21.5%, to $198,300,000 from $252,699,000 for the previous fiscal year. The decrease was largely the result of the sale of Ban in September 2000, partially offset by a net increase in other brands. The decrease consisted of $50,321,000, or 21.7%, decrease in domestic consumer product sales from $232,144,000 in 2000 to $181,823,000 in 2001 and a decrease of $4,078,000, or 19.8%, in international sales to $16,477,000 from $20,555,000.

The Company's topical analgesic portfolio produced a sales increase. Sales increases were recognized for ICY HOT, ASPERCREME, CAPZASIN and ATHRITIS HOT in the Company's topical analgesic portfolio while FLEXALL and SPORTSCREME recorded sales decreases. Sales declines were registered for DEXATRIM, PAMPRIN, SUN-IN, PHISODERM and GOLD BOND, although GOLD BOND sales in the fourth quarter of 2001 exceeded those of the same prior year period. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in sales of the topical analgesic products was attributable to the success of the ICY HOT Patch, introduced in the second quarter of 2001 as well as increased marketing support.

International sales from Canadian operations decreased $736,000, or 10.0%, for 2001, and the United Kingdom business decreased $1,379,000, or 14.3%. The decrease in Canadian sales was due primarily to the initial launch of GOLD BOND Medicated Lotion inclusion in 2000 results and the sale of Ban in September 2000. The principal sales decreases were in SUN-IN, Ban and Cornsilk in the United Kingdom. United States export sales decreased $1,963,000, or 55.1%, primarily due to the sale of Ban in the fourth quarter of 2000. Sales variances were principally the result of changes in the volume of unit sales of the respective brand.

Cost of sales as a percentage of net sales was 26.5% in 2001 as compared to 29.7% in 2000. The percentage decrease of 3.2% in 2001 was primarily the result of the inventory write downs of $4,119,000 to cost of sales and allowances for returns of $9,600,000 to net sales in 2000.

Advertising and promotion expenses were 39.3% of net sales as compared to 42.3% in 2000. The cost of such expenses decreased $28,904,000, or 27.0%, to $77,964,000 from $106,868,000 in 2000. The decrease was primarily the result of the sale of Ban in the fourth quarter of 2000, partially offset by additional spending on other brands. The decrease in the percent of advertising and promotion to net sales in 2001 as compared to 2000 was primarily due to charges to sales in the fourth quarter of 2000 of approximately $9,600,000 for allowances for returns.

Selling, general and administrative expenses increased $2,652,000, or 8.3%, to $34,646,000 from $31,994,000 and increased as a percentage of net sales from 12.6% to 17.5%. The dollar increase was due to increased annual bonus, pension and insurance costs partially offset by decreased freight, selling commissions and bad debt expense. The increase in the percent of selling, general and administrative expenses to net sales in 2001 as compared to 2000 was principally the result of the sale of Ban in the fourth quarter of 2000 and the net increase in dollar costs discussed above. The Company anticipates continuing increased insurance costs and reduced amounts and scope of coverage as a result of product liability claims relating to DEXATRIM with PPA and the concern that other claims relating to DEXATRIM could be filed.

Interest expense decreased $13,873,000, or 38.8%, to $21,856,000 in 2001 from $35,729,000 in 2000, primarily as a result of payment of all of the outstanding revolver and term loan balances on September 15, 2000 and the retirement of $70,462,000 principal amount of the 8.875% Notes and the remaining outstanding principal balance of $29,145,000 of the 12.75% Notes. Until the Company's indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of the Company's net sales.

Investment and other income increased $652,000, or 41.6%, to $2,218,000 from $1,566,000 primarily due to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the debt retirement discussed previously.

Income before extraordinary items and cumulative effect of change in accounting principle was $8,395,000 in 2001 as compared to a loss of $197,000 in 2000. The loss in 2000 resulted primarily from reduced sales and the approximately $19,300,000 of charges, including the loss on the sale of Ban and the DEXATRIM with PPA product issues.

Cash earnings (net income before extraordinary loss on early extinguishment of debt and change in accounting principle plus non-cash amortization) and EBITDA (earnings before interest, taxes, depreciation and amortization) are key standards used by the Company to measure operating performance, but may not be comparable to similarly titled measures reported by other companies. Cash earnings and EBITDA are used to supplement operating income as an indicator of operating performance and not as alternatives to measures defined and required by generally accepted accounting principles. Cash earnings for fiscal 2001 were $12,294,000, or $1.36 per share, as compared to $5,894,000, or $.63 per share, for fiscal 2000, an increase of 108.6%. EBITDA for fiscal 2001 was $42,261,000 as compared to $51,251,000 for fiscal 2000, a 17.5% decrease due to the Ban sale. The EBITDA margin increased from 20.3% of net sales in 2000 to 21.3% in 2001.

FISCAL 2000 COMPARED TO FISCAL 1999
-----------------------------------

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

Domestic sales increases in 2000 were recognized for all of the topical analgesic products, most notably ICY HOT and ASPERCREME, HERPECIN-L, MUDD and PHISODERM. Declines in sales were recorded for the SUNSOURCE brands as a result of continuing weakness of the dietary supplements' market, PAMPRIN, PREMSYN PMS, GOLD BOND, DEXATRIM, Ban, SUN-IN and BULLFROG. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in sales of the topical analgesic products was attributed principally to increased marketing support. MUDD and PHISODERM sales benefited from line extension introductions in 1999 and 2000 (MUDD Self-Heating Skin Cleanser, PHISODERM 4-Way Daily Acne Cleanser and PHISODERM Blemish Patch) and increased marketing support, while HERPECIN-L sales were positively impacted by more effective advertising and promotion campaigns.

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

International sales from the Canadian operation increased $645,000, or 9.6%, for 2000, but the United Kingdom business decreased $1,109,000, or 10.3%. The increase in Canadian sales was primarily associated with the launch of GOLD BOND Medicated Lotion while Ban, SUN-IN and MUDD constituted the principal decreases in United Kingdom sales. United States export sales declined $491,000, or 12.1%, for fiscal 2000, with the decrease being largely associated with sales of Ban for reasons previously discussed. Sales variances were principally the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of net sales in 2000 was 29.7% compared to 25.4% in 1999. The percentage increase of 4.3% in 2000 was primarily the result of the inventory write downs of $4,119,000 to cost of sales and allowances for returns of $9,600,000 to net sales.

Advertising and promotion expenses were 42.3% of net sales in 2000 compared to 39.5% in 1999, although the cost of such expenses decreased $10,967,000, or 9.3%, to $106,868,000 in 2000 from $117,835,000 in 1999. This decrease in the cost of such expenses was the result of the sale of Ban and reduced spending for generally all of the Company's product lines except MUDD, BULLFROG, PHISODERM and NEW PHASE and OMNIGEST EZ of SUNSOURCE. The increase in the percent of advertising and promotion to net sales in 2000 over 1999 was primarily due to charges to sales in the fourth quarter of 2000 of approximately $9,600,000 for allowance for returns.

Selling, general and administrative expenses decreased $500,000, or 1.5%, to $31,994,000 in 2000 from $32,494,000 in 1999 but increased as a percentage of net sales to 12.6% in 2000 from 10.9% in 1999. This dollar decrease was largely associated with increases in direct selling costs, freight and field sales expenses, but was more than offset by decreases in annual bonus and the pension plan curtailment gain. The increase in the percent of selling, general and administrative expenses to net sales in 2000 over 1999 was principally the result of the sale of Ban and charges to sales in the fourth quarter of 2000 of approximately $9,600,000 for allowance for returns.

Interest expense decreased $843,000, or 2.3%, to $35,729,000 in 2000 from $36,572,000 in 1999 primarily as a result of payment of all of the outstanding revolver and term bank loan balances on September 15, 2000 and the retirement of $5,400,000 principal amount of the 12.75% Notes, but was offset by a $578,000 charge in the fourth quarter related to the write off of an interest rate swap termination loss because the underlying debt was retired.

Investment and other income increased $987,000, or 170.5%, to $1,566,000 in 2000 from $579,000 in 1999. The increase was due primarily to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the retirement of the Company's revolver and term bank loans on September 15, 2000.

Loss before extraordinary loss and change in accounting principle was $197,000 in 2000 compared to income before extraordinary loss in 1999 of $22,541,000. The loss in 2000 resulted primarily from reduced sales and the approximately $19,300,000 of previously discussed charges, including the loss on the sale of Ban and the DEXATRIM with PPA product issues.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company has historically financed its operations and acquisitions with a combination of internally generated funds and borrowings. The Company's principal uses of cash are operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of its common shares, capital expenditures and payment of income taxes.

Cash provided by operating activities was $23,730,000 and $26,507,000 for 2001 and 2000, respectively. The decrease in cash flows from operations from 2000 to 2001 was primarily the result of a decrease in accounts payable and accrued liabilities offset in part by a decrease in accounts receivable.

Investing activities used cash of $1,584,000 and provided cash of $152,796,000 in 2001 and 2000, respectively. The decrease of cash flows from investing activities in 2001 reflected the absence in 2001 of the proceeds from the sale of a major product line such as Ban in 2000. In 2001 capital expenditures totaled $1,854,000 compared to $5,673,000 in 2000. The decrease was due primarily to the substantial completion in 2000 of the extensive renovation of a manufacturing and warehouse facility purchased in fiscal 1998 and the acquisition of major packaging equipment. Capital expenditures are expected to be approximately $3,000,000 in fiscal 2002.

Financing activities used cash of $89,179,000 and $78,991,000 in 2001 and 2000, respectively. The use of cash in 2001 consisted primarily of repayment of the outstanding principal balance of $29,145,000 of the 12.75% Notes and $70,462,000 principal amount of the 8.875% Notes. In 2000 cash was used for repayment of all of the outstanding balances of the revolver and term loans and the retirement of $5,400,000 principal amount of the 12.75% Notes.

Until June 30, 2003 the Company is obligated to pay an annual royalty on Herpecin-L for the greater of $214,000 or 5% of the brand's annual net sales.

The following table presents certain working capital data at November 30, 2001 and 2000 or for the respective years then ended:

                 ITEM                          2001               2000
--------------------------------------     ------------       ------------
Working capital (current assets less
   current liabilities) ..............     $ 53,579,000       $126,029,000
Current ratio (current assets divided
   by current liabilities) ...........             3.20               3.77
Quick ratio (cash and cash equivalents
   and receivables divided by current
   liabilities) ......................             2.32               3.15
Average accounts receivable turnover .             6.44               5.28
Average inventory turnover ...........             3.58               3.50
Working capital as a percentage of
     total assets ....................            17.88%             31.34%


The decrease in working capital, the current and quick ratios and working capital as a percentage of total assets at November 30, 2001 as compared to November 30, 2000 was primarily due to the reduction in cash and cash equivalents in connection with the payment in 2001 of the remaining outstanding balance of the 12.75% Notes and a portion of the principal balance of the 8.875% Notes.

Total debt outstanding at November 30, 2001 was $204,740,000 compared to $304,077,000 at November 30, 2000. The net decrease of $99,337,000 in 2001 reflected the payment of the entire outstanding balance of the 12.75% Notes and a portion of the principal balance of the 8.875% Notes.

On June 21, 2001 the Company obtained a $10,000,000 unsecured revolving line of credit from a financial institution. As of February 22, 2002 no portion of this credit facility had been utilized by the Company.

As of November 30, 2001 the remaining amount authorized by the Company's board of directors under the stock buyback plan was $6,425,000; however, the Company is limited in its ability to repurchase shares due to restrictions under the terms of the indenture with respect to which its 8.875% Notes were issued.

The Company has been named as a defendant in approximately 115 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing PPA, which until November 2000 was the active ingredient in certain of the Company's DEXATRIM products. Most of the lawsuits seek an unspecified amount of compensatory and exemplary damages. None of these suits has been certified as a class action. Approximately 40% of these suits represent cases in which the Company is being defended and indemnified from liability by The DELACO Company, Inc., successor to Thompson Medical from which the Company acquired DEXATRIM in December 1998.

Excepting the potential material unfavorable resolution beyond the limits of the Company's product liability insurance policies of the above described lawsuits, management of the Company believes that cash generated by operations, its strong cash and cash equivalents balance and its revolving line of credit noted above will be sufficient to fund the Company's current commitments and proposed operations. Also, on December 21, 1998 the Company filed with the Securities and Exchange Commission a shelf registration for $250,000,000 of debt and equity securities, of which $75,000,000 was utilized in the sale of the 8.875% Notes in May 1999.

FOREIGN OPERATIONS
------------------

The Company's primary foreign operations are conducted through its Canadian and United Kingdom subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." For the years ended November 30, 2001 and 2000 these subsidiaries accounted for 7.5% and 6.7% of total revenues, respectively, and 3.5% and 2.0% of total assets, respectively. It has not been the Company's practice to hedge its assets and liabilities in Canada and the United Kingdom or its intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between the Company and its two foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on the Company's operating results. Losses of $7,000 and $20,000 for the years ended November 30, 2001 and 2000, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

In April 1998 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities"("SOP 98-5"). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as the cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $542,000, or $.06 per diluted share, in the first quarter of fiscal 2000.

In September 2000 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 is effective the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. The

EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for 2001, 2000 and 1999 was $5,551,000, $7,644,000 and $6,794,000, respectively. The adoption of this pronouncement in 2001 did not have an impact on the results of operations or the financial position of the Company.

In November 2000 the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14"). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14 the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. Currently, the Company recognizes all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the results of operations or financial position of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company will adopt EITF 00-14 for all periods presented in the first quarter of fiscal 2002. The impact of adopting would have decreased net sales and advertising and promotion expense in 2001, 2000 and 1999 by $5,543,000, $15,215,000 and $11,441,000, respectively.

In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The provisions of SFAS 142 permit the Company to discontinue the amortization of the cost of intangible assets with indefinite lives resulting from acquired brands for accounting purposes and require certain fair value based tests of the carrying value of indefinite lived intangible assets. The Company plans to early adopt the provisions of SFAS 142 effective December 1, 2001. The amount of amortization, net of income tax benefit, was $3,455,000, $5,496,000 and $5,882,000 in 2001, 2000 and 1999, respectively. The
Company is currently evaluating the potential impairment of these intangible assets.

In July 2001 the EITF finalized EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF 00-25"). Under the provisions of EITF 00-25 the Company will be required to reclassify certain marketing and selling expenses as reductions of net sales. The results of operations and the financial position of the Company, therefore, will not be affected. The Company will adopt EITF 00-25 for all periods presented in the first quarter of fiscal 2002. The amount of these marketing and selling expenses were $11,591,000, $19,447,000 and $6,423,000 in 2001, 2000 and
1999, respectively.

SUBSEQUENT EVENTS
-----------------

On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of the filing Kmart Corporation owed the Company approximately $1,200,000. The Company is assessing what impact, if any, this bankruptcy filing may have on future operations. This bankruptcy filing did not impact the Company's results of operations and financial position for fiscal 2001.

Subsequent to year end, the Company repurchased, and returned to unissued, 44,000 shares of its common stock, without par value, for $630,000 in accordance with the Company's previously announced stock buyback program.

FORWARD LOOKING STATEMENTS
--------------------------

The Company may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The forward-looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections for the Company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions regarding forward-looking statements include, but are not limited to, existing and possible future product liability claims relating to the prior existence of PPA in DEXATRIM; the possible effect of the negative public perception resulting from product liability claims on sales of DEXATRIM products with PPA; the lack of availability, limits of coverage and expense related to product liability insurance; the possibility of other product liability claims, including claims relating to the existence of ephedrine in DEXATRIM Natural; the impact of brand acquisitions and divestitures; the impact of extraordinary gains or losses resulting from product acquisitions or divestitures, financings or debt repayments; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; constraints resulting from the financial condition of the Company, including the degree to which the Company is leveraged; debt service requirements and restrictions under indentures; government regulations; risks of loss of material customers; public perception regarding the Company's products; dependence on third party manufacturers; environmental matters; and other risks described in the Company's Securities and Exchange Commission filings.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 Year Ended November 30,
                                                       --------------------------------------------------------------------------
                                                          2001            2000            1999            1998            1997
                                                       ----------      ----------      ----------      ----------      ----------
INCOME STATEMENT DATA:

  NET SALES .......................................... $  198,300      $  252,699      $  298,142      $  220,064      $  143,235

  OPERATING COSTS AND EXPENSES .......................    165,122         213,819         225,941         174,845         117,732
                                                       ----------      ----------      ----------      ----------      ----------
  INCOME FROM OPERATIONS .............................     33,178          38,880          72,201          45,219          25,503

  OTHER EXPENSE, NET .................................    (19,638)        (39,181)        (35,993)        (16,247)        (14,640)
                                                       ----------      ----------      ----------      ----------      ----------
  INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY
  GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE .....     13,540            (301)         36,208          28,972          10,863

  PROVISION FOR (BENEFIT FROM) INCOME TAXES ..........      5,145            (104)         13,667          10,844           3,847
                                                       ----------      ----------      ----------      ----------      ----------
  INCOME (LOSS) BEFORE EXTRAORDINARY GAIN
  (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE .......... $    8,395      $     (197)     $   22,541      $   18,128      $    7,016
                                                       ==========      ==========      ==========      ==========      ==========

PER SHARE DATA:

  INCOME (LOSS) PER DILUTED SHARE BEFORE EXTRAORDINARY
  GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE .....   $      .93      $     (.02)     $     2.25      $     1.86      $      .77
                                                         ==========      ==========      ==========      ==========      ==========
BALANCE SHEET DATA:
  (At End of Year)

  TOTAL ASSETS .......................................   $  299,673      $  402,076      $  491,624      $  369,012      $  178,744
                                                         ==========      ==========      ==========      ==========      ==========
  LONG-TERM DEBT, less
     current maturities ..............................   $  204,740      $  304,077      $  358,950      $  273,913      $  133,475
                                                         ==========      ==========      ==========      ==========      ==========

MARKET PRICES

The Company's common shares trade over-the-counter on the National Market System under the NASDAQ symbol CHTT. A quarterly summary of the high and low market prices per common share as reported by NASDAQ is shown below:



                                      2001                        2000
                              -------------------         -------------------
QUARTER ENDED:                 High          Low           High          Low
                              ------        -----         ------        -----
February ................     10.000        4.750         23.438       16.250
May .....................     10.700        7.688         18.875       11.813
August ..................     13.500        8.500         16.000        9.750
November ................     16.290        9.520         12.313        4.500




Based upon transfer agent records, the Company's common shares were held by approximately 2,500 shareholders as of February 22, 2002.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2001 AND 2000
                                 (IN THOUSANDS)





ASSETS                                                                              2001           2000
                                                                                 ----------     ----------
CURRENT ASSETS:
  Cash and cash equivalents ..................................................   $   35,445     $  102,534
  Accounts receivable, less allowance for doubtful accounts
     of $500 in 2001 and $1,025 in 2000 ......................................       20,860         40,691
  Refundable and deferred income taxes .......................................        4,646         12,401
  Inventories ................................................................       14,260         15,052
  Prepaid expenses and other current assets ..................................        2,667            884
                                                                                 ----------     ----------
     Total current assets ....................................................       77,878        171,562
                                                                                 ----------     ----------

PROPERTY, PLANT AND EQUIPMENT, NET ...........................................       26,275         27,059
                                                                                 ----------     ----------

OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased product rights, net ................      185,373        191,980
  Debt issuance costs, net ...................................................        7,665          8,829
  Other ......................................................................        2,482          2,646
                                                                                 ----------     ----------
     Total other noncurrent assets ...........................................      195,520        203,455
                                                                                 ----------     ----------

           TOTAL ASSETS ......................................................   $  299,673     $  402,076
                                                                                 ==========     ==========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2001 AND 2000
                                 (IN THOUSANDS)




LIABILITIES AND SHAREHOLDERS' EQUITY                                          2001            2000
                                                                           ----------      ----------
CURRENT LIABILITIES:
  Accounts payable ...................................................     $    9,010      $    8,790
  Payable to bank ....................................................            151           1,529
  Accrued liabilities ................................................         15,138          35,214
                                                                           ----------      ----------
     Total current liabilities .......................................         24,299          45,533
                                                                           ----------      ----------

LONG-TERM DEBT .......................................................        204,740         304,077
                                                                           ----------      ----------

DEFERRED INCOME TAXES ................................................         16,251          12,919
                                                                           ----------      ----------

OTHER NONCURRENT LIABILITIES .........................................          1,765           1,894
                                                                           ----------      ----------

COMMITMENTS AND CONTINGENCIES (Notes 4 and 9)


SHAREHOLDERS' EQUITY:
  Preferred shares, without par value, authorized 1,000,
     none issued .....................................................           --              --
  Common shares, without par value, authorized 50,000, issued
     8,973 in 2001 and 8,861 in 2000 .................................          1,868           1,845
  Paid-in surplus ....................................................         65,960          64,443
  Accumulated deficit ................................................        (11,120)        (26,463)
                                                                           ----------      ----------
                                                                               56,708          39,825
  Unamortized value of restricted common shares issued ...............           (859)           --
  Cumulative other comprehensive income:
     Foreign currency translation adjustment .........................         (2,231)         (2,172)
     Minimum pension liability adjustment, net of income taxes .......         (1,000)           --
                                                                           ----------      ----------
     Total shareholders' equity ......................................         52,618          37,653
                                                                           ----------      ----------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................     $  299,673      $  402,076
                                                                           ==========      ==========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                             2001            2000            1999
                                                          ----------      ----------      ----------
NET SALES ...........................................     $  198,300      $  252,699      $  298,142
                                                          ----------      ----------      ----------

COSTS AND EXPENSES:
  Cost of sales .....................................         52,512          74,957          75,612
  Advertising and promotion .........................         77,964         106,868         117,835
  Selling, general and administrative ...............         34,646          31,994          32,494
                                                          ----------      ----------      ----------
     Total costs and expenses .......................        165,122         213,819         225,941
                                                          ----------      ----------      ----------

INCOME FROM OPERATIONS ..............................         33,178          38,880          72,201
                                                          ----------      ----------      ----------

OTHER INCOME (EXPENSE):
  Interest expense ..................................        (21,856)        (35,729)        (36,572)
  Investment and other income, net ..................          2,218           1,566             579
  Loss on product divestitures ......................           --            (5,018)           --
                                                          ----------      ----------      ----------
     Total other income (expense) ...................        (19,638)        (39,181)        (35,993)
                                                          ----------      ----------      ----------

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY
  GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE ....         13,540            (301)         36,208

PROVISION FOR (BENEFIT FROM) INCOME TAXES ...........          5,145            (104)         13,667
                                                          ----------      ----------      ----------

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN (LOSS)
  AND CHANGE IN ACCOUNTING PRINCIPLE ................          8,395            (197)         22,541

EXTRAORDINARY GAIN (LOSS) ON EARLY EXTINGUISHMENT
  OF DEBT, NET OF INCOME TAXES ......................          6,948            (920)         (2,385)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
  NET OF INCOME TAX BENEFIT .........................           --              (542)           --
                                                          ----------      ----------      ----------

NET INCOME (LOSS) ...................................     $   15,343      $   (1,659)     $   20,156
                                                          ==========      ==========      ==========

NUMBER OF COMMON SHARES:
  Weighted average outstanding - basic ..............          8,927           9,411           9,747
                                                          ==========      ==========      ==========
  Weighted average and potential dilutive outstanding          9,038           9,411          10,024
                                                          ==========      ==========      ==========

NET INCOME (LOSS) PER COMMON SHARE:
  Basic:
     Income (loss) before extraordinary gain (loss)
       and change in accounting principle ...........     $      .94      $     (.02)     $     2.31
     Extraordinary gain (loss) ......................            .78            (.10)           (.24)
     Change in accounting principle .................           --              (.06)           --
                                                          ----------      ----------      ----------
         Total basic ................................     $     1.72      $     (.18)     $     2.07
                                                          ==========      ==========      ==========
  Diluted:
     Income (loss) before extraordinary gain (loss)
       and change in accounting principle ...........     $      .93      $     (.02)     $     2.25
     Extraordinary gain (loss) ......................            .77            (.10)           (.24)
     Change in accounting principle .................           --              (.06)           --
                                                          ----------      ----------      ----------
         Total diluted ..............................     $     1.70      $     (.18)     $     2.01
                                                          ==========      ==========      ==========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   Unamortized
                                                                                    Value of                  Minimum
                                                                                   Restricted   Foreign       Pension
                                                                                     Common     Currency     Liability
                                                 Common     Paid-in   Accumulated    Shares    Translation   Adjustment,
                                                 Shares     Surplus     Deficit      Issued    Adjustment        Net        Total
                                                --------    --------    --------    --------    --------      --------    --------
Balance, November 30, 1998 ...................  $  1,994    $ 69,068    $(44,960)   $   --      $ (1,351)     $   --      $ 24,751
  Net income .................................      --          --        20,156        --          --            --        20,156
  Stock options exercised ....................        10       1,775        --          --          --            --         1,785
  Stock warrants exercised ...................        26         860        --          --          --            --           886
  Stock repurchases ..........................       (36)     (3,876)       --          --          --            --        (3,912)
  Issuance of 128,082 common shares in
    connection with product acquisitions .....        27       5,023        --          --          --            --         5,050
  Foreign currency translation adjustment ....      --          --          --          --           (15)         --           (15)
                                                --------    --------    --------    --------    --------      --------    --------
Balance, November 30, 1999 ...................     2,021      72,850     (24,804)       --        (1,366)         --        48,701
  Net loss ...................................      --          --        (1,659)       --          --            --        (1,659)
  Stock options exercised ....................         6         847        --          --          --            --           853
  Stock repurchases ..........................      (183)     (9,306)       --          --          --            --        (9,489)
  Issuance of 3,312 common shares for
    non-employee directors' compensation .....         1          52        --          --          --            --            53
  Foreign currency translation adjustment ....      --          --          --          --          (806)         --          (806)
                                                --------    --------    --------    --------    --------      --------    --------
Balance, November 30, 2000 ...................     1,845      64,443     (26,463)       --        (2,172)         --        37,653
  Net income .................................      --          --        15,343        --          --            --        15,343
  Stock options exercised ....................         4         678        --          --          --            --           682
  Stock repurchases ..........................        (3)       (171)       --          --          --            --          (174)
  Issuance of 6,600 common shares for
    non-employee directors' compensation .....         1          38        --          --          --            --            39
  Issuance of 100,000 shares of restricted
    common stock at a weighted average value
    of $9.93 per share .......................        21         972        --          (993)       --            --           --
  Amortization of value of restricted common
    shares issued ............................      --          --          --           134        --            --           134
  Foreign currency translation adjustment ....      --          --          --          --           (59)         --           (59)
  Minimum pension liability adjustment, net ..      --          --          --          --          --          (1,000)     (1,000)
                                                --------    --------    --------    --------    --------      --------    --------
Balance, November 30, 2001 ...................  $  1,868    $ 65,960    $(11,120)   $   (859)   $ (2,231)     $ (1,000)   $ 52,618
                                                ========    ========    ========    ========    ========      ========    ========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                             2001            2000            1999
                                                                          ----------      ----------      ----------
OPERATING ACTIVITIES:
    Net income (loss) ...............................................     $   15,343      $   (1,659)     $   20,156
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization ................................         10,241          14,943          15,064
       Deferred income tax provision (benefit) ......................         11,362          (5,734)          4,598
       Loss on product divestitures .................................           --             5,018            --
       Extraordinary (gain) loss on early extinguishment of debt, net         (6,948)            920           2,385
       Cumulative effect of change in accounting principle, net .....           --               542            --
       Dividend receivable from Elcat, Inc. .........................           --              --              (279)
       Stock option charge ..........................................            525             525             525
       Other, net ...................................................            (61)             15            --
       Changes in operating assets and liabilities, net of
          acquisitions and divestitures:
             Accounts receivable ....................................         19,831          14,341         (17,428)
             Inventories ............................................            792           7,240          (4,683)
             Prepaid expenses and other current assets ..............         (1,793)         (1,538)           (159)
             Accounts payable and accrued liabilities ...............        (25,562)         (8,106)          6,743
                                                                          ----------      ----------      ----------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES .........         23,730          26,507          26,922
                                                                          ----------      ----------      ----------

INVESTING ACTIVITIES:
    Purchases of property, plant and equipment ......................         (1,854)         (5,673)         (9,830)
    Purchases of patents, trademarks and other product rights .......           (277)           --           (91,127)
    Proceeds from product divestitures ..............................          1,179         160,000            --
    Proceeds from sale of investments ...............................           --              --             3,381
    Proceeds from sales of property, plant and equipment ............             95              11             272
    Increase in other assets ........................................           (727)         (1,542)         (3,200)
                                                                          ----------      ----------      ----------
                  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (1,584)        152,796        (100,504)
                                                                          ----------      ----------      ----------

FINANCING ACTIVITIES:
    Repayment of long-term debt .....................................        (83,746)        (95,000)       (165,481)
    Proceeds from long-term debt ....................................           --            29,000         242,281
    Payment of consent fees and other costs related to repayment
       of long-term debt ............................................         (4,000)           --              --
    Change in payable to bank .......................................         (1,378)         (3,376)          3,879
    Repurchase of common shares .....................................           (174)         (9,489)         (3,912)
    Proceeds from exercise of stock options and warrants ............            119             237           2,104
    Debt issuance costs .............................................           --              (363)         (5,101)
                                                                          ----------      ----------      ----------
                  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (89,179)        (78,991)         73,770
                                                                          ----------      ----------      ----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ........            (56)            (86)             44
                                                                          ----------      ----------      ----------

CASH AND CASH EQUIVALENTS:
    Increase (decrease) for the year ................................        (67,089)        100,226             232
    At beginning of year ............................................        102,534           2,308           2,076
                                                                          ----------      ----------      ----------
    At end of year ..................................................     $   35,445      $  102,534      $    2,308
                                                                          ==========      ==========      ==========

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Issuance of 125,500 shares of common stock at $39.84 per share
       to fund portion of Thompson Medical brands' acquisition ......     $     --        $     --        $    5,000
    Issuance of 2,582 shares of common stock at $19.365 per share as part of agreement to settle future contingency payments to
       the former owners of SUNSOURCE ...............................     $     --        $     --        $       50
    Additions to trademarks and other product rights by assumption
       of certain liabilities .......................................     $     --        $     --        $    1,525
    Issuance of 100,000 shares of restricted common stock at a
       weighted average value of $9.93 per share ....................     $      993      $     --        $     --

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE: ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS
      CONTRARILY EVIDENT.





(1)  NATURE OF OPERATIONS
     --------------------
     Chattem, Inc. and its wholly-owned subsidiaries (the "Company") market and manufacture branded over-the-counter ("OTC") health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States and in various markets in approximately 50 countries throughout the world.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

     Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out ("LIFO") cost or market, while international inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

     At November 30, 2001 certain LIFO inventory quantities were lower than their respective prior year levels resulting in liquidations of inventory quantities carried at higher costs prevailing in prior years as compared to current year costs. The effect of this liquidation increased cost of sales by $86.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. The Company capitalized interest of $31 and $255 in 2000 and 1999, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2001, 2000 and 1999 was $2,618, $2,504 and $1,936, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

     The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. At November 30, 2001 the weighted average life of patents, trademarks and other purchased product rights was 32 years. Total accumulated amortization of these assets at November 30, 2001 and 2000 was $28,090 and $24,964, respectively. Amortization expense for 2001, 2000 and 1999 was $5,783, $9,151 and $9,874,
respectively. Royalty expense related to other purchased product rights for 2001, 2000 and 1999 was $180, $23, and $498, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

     Effective December 1, 2001 the Company will discontinue amortizing the cost of its trademarks having an indefinite useful life in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") issued by the Financial Accounting Standards Board ("FASB"). See "Recent Accounting Pronouncements" of this footnote.

     The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets are recoverable. In connection with the Company's sale of Norwich Aspirin in fiscal 2001, the Company determined an impairment had occurred in fiscal 2000, resulting in a charge of $810 in that year.

DEBT ISSUANCE COSTS

     The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $1,143, $1,565 and $1,556 in 2001, 2000 and 1999, respectively. Accumulated amortization of these costs was $3,104 and $3,674 at November 30, 2001 and 2000, respectively.

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

RESEARCH AND DEVELOPMENT

     Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,664, $1,901, and $1,839 in 2001, 2000 and 1999, respectively.

ADVERTISING EXPENSES

     The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2001, 2000 and 1999 was $40,516, $46,028, and $54,764, respectively. At November
30, 2001 and 2000, the Company reported $857 and $669, respectively, of advertising paid for in 2001 and 2000 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

     For the years ended November 30, 2001, 2000 and 1999 the weighted average and potential dilutive number of common shares outstanding consisted of the following (in thousands):

                                                2001       2000       1999
                                               ------     ------     ------
Weighted average common shares outstanding 8,927 9,411 9,747 Potential dilutive shares from:
   Stock options .........................         95       --          277
   Restricted common shares ..............         16       --         --
                                               ------     ------     ------
Weighted average and potential dilutive
  common shares outstanding (1) ..........      9,038      9,411     10,024
                                               ======     ======     ======

(1) Because their effects are anti-dilutive, excludes shares issuable under stock option plans whose grant price was greater than the average market price of common shares outstanding as follows: 480 shares in 2001 and 135 shares in 1999.

Due to the net loss sustained in 2000, the impact of stock options outstanding were antidilutive in that year.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's Canadian and United Kingdom subsidiaries are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

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

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company was not a party to any interest rate swap agreements at November 30, 2001 and 2000. On December 1, 2001 the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Transactions", which had no effect on the results of operations and financial position of the Company in fiscal 2001.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short-term cash investments. The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 26%, 24% and 19% of sales in 2001, 2000 and 1999, respectively. No other customer exceeded 10% of the Company's sales in 2001, 2000 or 1999. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments. On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing did not impact the Company's results of operations and financial position for fiscal 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities"("SOP 98-5"). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as the cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $542, or $.06 per diluted share, in the first quarter of fiscal 2000.

     In September 2000 the Emerging Issues Task Force ("EITF") of the FASB reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 is effective the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for 2001, 2000 and 1999 was $5,551, $7,644 and $6,794, respectively. The adoption of this pronouncement in 2001 did not have an impact on the results of operations or the financial position of the Company.

     In November 2000 the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14"). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. Currently, the Company recognizes all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the results of operations or financial position of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company will adopt EITF 00-14 for all periods presented in the first quarter of fiscal 2002. The impact of adopting would have decreased net sales and advertising and promotion expense in 2001, 2000 and 1999 by $5,543, $15,215 and $11,441, respectively.

     In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The provisions of SFAS 142 permit the Company to discontinue the amortization of the cost of intangible assets with indefinite lives resulting from acquired brands for accounting purposes and require certain fair value based tests of the carrying value of indefinite lived intangible assets. The Company plans to early adopt the provisions of SFAS 142 effective December 1, 2001. The amount of amortization, net of income tax benefit, was $3,455, $5,496 and $5,882 in 2001, 2000 and 1999, respectively. The Company is currently evaluating the potential impairment of these intangible assets.

     In July 2001 the EITF finalized EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF 00-25"). Under the provisions of EITF 00-25 the Company will be required to reclassify certain marketing and selling expenses as reductions of net sales. The results of operations and the financial position of the Company, therefore, will not be affected. The Company will adopt EITF 00-25 for all periods presented in the first quarter of fiscal 2002. The amount of these marketing and selling expenses were $11,591, $19,447 and $6,423 in 2001, 2000 and 1999, respectively.

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

(3)  PENSION PLANS
     -------------
     The Company has a noncontributory defined benefit pension plan ("the Plan") which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 2001 and 2000 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000 the Company's board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment gain
(loss) of $(179) and $1,912 in 2001 and 2000, respectively.

     Net periodic pension cost for the years ended November 30, 2001, 2000 and 1999 included the following components:

                                                          2001        2000        1999
                                                        --------    --------    --------
     Service cost (benefits earned during the period)   $   --      $    789    $    834
     Interest cost on projected benefit obligation ..        549         794         747
     Actual (return) loss on plan assets ............     (1,018)       (325)      1,528
     Net amortization and deferral ..................        425        (337)     (2,558)
     Curtailment (gain) loss ........................        179      (1,912)       --
                                                        --------    --------    --------
     Net pension cost (benefit) .....................   $    135    $   (991)   $    551
                                                        ========    ========    ========

     The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2001 and 2000:

                                                          2001        2000
                                                        --------    --------
     Projected benefit obligation, beginning of year    $  6,446    $ 10,063
     Service cost ...................................        --          789
     Interest cost ..................................        549         794
     Actuarial loss .................................      1,987         355
     Benefits paid ..................................     (1,040)     (1,327)
     Settlements ....................................        253         --
     Curtailment of benefits ........................        --       (4,228)
                                                        --------    --------
     Projected benefit obligation, end of year ......   $  8,195    $  6,446
                                                        ========    ========

     The change in plan assets resulted from the following components for the years ended November 30, 2001 and 2000:
                                                          2001        2000
                                                        --------    --------
     Fair value of plan assets, beginning of year       $  6,957    $  7,659
     Actual return on plan assets ...................      1,018         325
     Employer contribution ..........................        886         300
     Benefits paid ..................................     (1,040)     (1,327)
                                                        --------    --------
     Fair value of plan assets, end of year .........   $  7,821    $  6,957
                                                        ========    ========

     The following table sets forth the funded status of the Plan as of November 30, 2001 and 2000:
                                                          2001        2000
                                                        --------    --------
     Plan assets at fair market value ...............   $  7,821    $  6,957
     Projected benefit obligation ...................     (8,195)     (6,446)
                                                        --------    --------
     Plan assets greater (less) than projected
       benefit obligation ...........................       (374)        511
     Unrecognized net loss ..........................      1,636        --
     Minimum pension liability adjustment ...........     (1,636)       --
                                                        --------    --------
     Pension asset (liability) recognized in
       balance sheets at end of year ................   $   (374)   $    511
                                                        ========    ========

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7% and 8% in 2001 and 2000, respectively. The expected long-term rate of return on plan assets was 9% in both 2001 and 2000.

     The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $180, $171 and $198 in 2001, 2000 and 1999, respectively. In fiscal 2001 the Company enhanced its savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This employer contribution expense was $492 in 2001.

(4)  LONG-TERM DEBT
     --------------
     Long-term debt consisted of the following at November 30, 2001 and 2000:

                                                          2001         2000
                                                        ---------    ---------
     8.875% Senior Subordinated Notes due 2008, plus
        unamortized premium of $202 for 2001 and $233
        for 2000.....................................   $ 204,740    $ 275,233
     12.75% Senior Subordinated Notes due 2004, net
        of unamortized discount of $301..............         --        28,844
                                                        ---------    ---------
     Total long-term debt ...........................   $ 204,740    $ 304,077
                                                        =========    =========

     On January 17, 2001 the Company completed the consent solicitation and tender offer pursuant to which it retired $70,462 principal amount of its 8.875% Senior Subordinated Notes due 2008 (the "8.875% Notes") and $7,397 principal amount of its 12.75% Senior Subordinated Notes due 2004 (the "12.75% Notes"). Total consideration paid for the consent solicitation and tender offer was $64,937, which was provided by the proceeds of the Company's divestiture of the Ban product line in fiscal 2000 (Note 11). On June 15, 2001 the Company retired all of the remaining outstanding principal balance of $21,748 of the 12.75% Notes.

     On March 24, 1998 the Company issued at par value $200,000 of the 8.875% Notes. The proceeds of the note offering were used to fund the Ban purchase (Note 11), repay revolving bank indebtedness and provide additional working capital.

     On May 7, 1999 the Company issued an additional $75,000 of its 8.875% (priced to yield 8.8125%) Notes under its indenture relating to the issuance of its $200,000 of 8.875% Notes on March 24, 1998. The additional notes were issued under the Company's $250,000 shelf registration statement filed on December 21, 1998 with the Securities and Exchange Commission. The net proceeds from the issuance of the additional notes were used to retire $41,500 of the then outstanding balance of the Company's $115,000 term bank loan and the outstanding balance of $25,500 of its revolving bank loan.

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

     In 1994 the Company issued $75,000 of the 12.75% Notes with five year warrants to purchase 417,182 shares of common stock (the "Warrants"). The right to exercise the Warrants expired on August 16, 1999. The proceeds of the 12.75% Notes were used to repay amounts outstanding under a prior credit agreement. The remaining principal balance of these notes was retired in 2001.

     On June 21, 2001 the Company obtained a $10,000 unsecured revolving line of credit from a financial institution. As of November 30, 2001 no portion of this credit facility had been utilized by the Company.

     During 2001, 2000 and 1999 the Company prepaid previously outstanding long-term debt with funds received from refinancings, the sales of Ban and Cornsilk (Note 11), cash from operations, the redemption of the Elcat Preferred Shares and the issuance of the 8.875% Notes. In connection with the repayment of those borrowings, the Company incurred extraordinary gains (losses), net of income tax, in 2001, 2000 and 1999 of $6,948, $(920) and $(2,385), respectively, or $.77, $(.10) and $(.24) per diluted share, respectively. The gain and these losses related to the write-off of debt issuance and other deferred financing costs and the discounts taken and premiums paid on the retirement of the 8.875% and 12.75% Notes.

     Future maturities of long-term debt are as follows:

     2002 ....................................   $     --
     2003 ....................................         --
     2004 ....................................         --
     2005 ....................................         --
     2006 ....................................         --
     Thereafter ..............................      204,538
                                                 ----------
                                                    204,538
     Unamortized premium .....................          202
                                                 ----------
                                                 $  204,740
                                                 ==========

     Cash interest payments during 2001, 2000 and 1999 were $23,408, $33,596 and $34,822, respectively, net of $31 and $255 capitalized in 2000 and 1999, respectively.

(5)  DERIVATIVE FINANCIAL INSTRUMENTS
     --------------------------------
     On July 21, 1997 the Company entered into two interest rate swap agreements with a financial institution in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The swaps were scheduled to expire July 22, 2002. In connection with the May 1999 refinancing of its long-term debt, the Company terminated these agreements, which resulted in a $1,155 loss. This loss was deferred by the Company and was being written off as interest expense over the original life of the swaps. In connection with the September 2000 retirement of the underlying variable rate debt, the Company wrote off the unamortized portion of the loss to interest expense. The amounts of this loss charged to interest expense in 2000 and 1999 were $942 and $213, respectively.

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS
     -----------------------------------
     Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company's financial instruments approximates fair value.

     At November 30, 2001 the carrying value of the 8.875% Notes exceeded their estimated fair value by approximately $10,429. The fair value was estimated based on quoted market prices for the same or similar issues.

(7)  INCOME TAXES
     ------------
     The provision for (benefit from) income taxes from income (loss) before extraordinary gain (loss) and change in accounting principle includes the following components for the years ending November 30, 2001, 2000 and 1999:

                                         2001         2000         1999
                                       --------     --------     --------
     Current:
        Federal ...................... $ (5,534)    $  5,053     $  8,115
        State ........................     (683)         577          954
     Deferred ........................   11,362       (5,734)       4,598
                                       --------     --------     --------
                                       $  5,145     $   (104)    $ 13,667
                                       ========     ========     ========

     Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 2001 and 2000 are as follows:

                                                             2001         2000
                                                           --------     --------
     Deferred tax assets:
        Allowances and accruals .......................    $    235     $  1,049
        Inventory reserve .............................         365        1,890
        Accrued promotional expenses ..................         438        2,783
        Allowance for product returns .................         765        4,382
        Accrued postretirement health care benefits ...         612          596
        Other .........................................       1,628        2,016
                                                           --------     --------
           Gross deferred tax assets ..................       4,043       12,716
                                                           --------     --------
     Deferred tax liabilities:
        Depreciation and amortization .................      16,474       14,512
        Prepaid advertising ...........................         315          261
        Inventory .....................................         195          196
        Other .........................................       1,062          388
                                                           --------     --------
           Gross deferred tax liabilities .............      18,046       15,357
                                                           --------     --------
               Net deferred liability .................    $ 14,003     $  2,641
                                                           ========     ========

     The decrease in deferred tax assets from 2000 to 2001 relates primarily to the reduction of certain liabilities related to DEXATRIM, SUNSOURCE and Ban products from 2000 to 2001.

     The difference between the provision for (benefit from) income taxes and the amount computed by multiplying income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle by the United States statutory rate for the years ended November 30, 2001, 2000 and 1999 is summarized as follows:

                                                2001        2000        1999
                                              -------     -------     -------
     Expected tax provision (benefit) ....    $ 4,739     $  (105)    $12,673
     Dividend exclusion benefit ..........       --          --           (69)
     State income taxes, net of federal
         income tax benefit ..............        696         (11)      1,327
     Other, net ..........................       (290)         12        (264)
                                              -------     -------     -------
                                              $ 5,145     $  (104)    $13,667
                                              =======     =======     =======

     Income taxes paid in 2001, 2000 and 1999 were $1,261, $9,119 and $8,179, respectively. The Company received income tax refunds of $4,747 and $23 during 2001 and 1999, respectively.


(8)  SHAREHOLDERS' EQUITY
     --------------------

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

     For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: expected dividend yield of 0%, expected volatility of 65%, 57% and 58%, risk-free interest rates of 4.40%, 6.41% and 4.81% and expected lives of six years.

     Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for the years ended November 30, 2001, 2000 and 1999 as indicated below:

                                               2001         2000         1999
                                             --------     --------     --------
     Net income (loss):
        As reported ......................   $ 15,343     $ (1,659)    $ 20,156
        Pro forma ........................   $ 13,573     $ (2,456)    $ 18,980

     Net income (loss) per share, basic:
        As reported.......................   $   1.72     $   (.18)    $   2.07
        Pro forma.........................   $   1.52     $   (.26)    $   1.95

     Net income (loss) per share, diluted:
        As reported ......................   $   1.70     $   (.18)    $   2.01
        Pro forma ........................   $   1.50     $   (.26)    $   1.89



     A summary of the activity of stock options during 2001, 2000 and 1999 is presented below (shares in thousands):

                                                             2001                  2000                  1999
                                                       -----------------     -----------------     -----------------
                                                                 Weighted              Weighted              Weighted
                                                       Shares    Average     Shares    Average     Shares    Average
                                                       Under     Exercise    Under     Exercise    Under     Exercise
                                                       Option     Price      Option      Price     Option     Price
                                                       ------     ------     ------     ------     ------     ------
     Outstanding at beginning of year .............       768     $12.50        849     $15.92        762     $11.17
        Granted ...................................       822       9.96        674      18.45        136      39.38
        Exercised .................................       (20)     10.94        (27)      8.65        (46)      7.50
        Cancelled .................................       (94)     17.33       (728)     22.14         (3)     14.71
                                                       ------                ------                ------
     Outstanding at end of year ...................     1,476     $10.85        768     $12.50        849     $15.92
                                                       ======     ======     ======     ======     ======     ======
     Options exercisable at year-end ..............       508     $11.30        484     $11.50        239     $10.24
                                                       ======     ======     ======     ======     ======     ======
     Weighted average fair value of options granted               $ 7.74                $11.13                $23.25
                                                                  ======                ======                ======

     Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998 options were granted to purchase 175,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $525 in each of the fiscal years 2001, 2000 and 1999, respectively.

     A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 2001 is presented below (shares in thousands):

                                                                                Weighted Average
                    Shares                       Weighted Average                Exercise Price
   Exercise          Under     Weighted Average      Remaining        Shares        of Shares
  Price Range       Option      Exercise Price     Life in Years    Exercisable    Exercisable
---------------    --------    ----------------    -------------    -----------    -----------
$ 4.63 - $ 7.95        103       $    5.00             4.40              92        $    4.91
$ 7.96 - $11.93        893            9.68             8.71             102             8.40
$11.94 - $15.92        463           13.76             6.48             308            13.72
$15.93 - $19.90          6           18.81             8.02              --              --
$19.91 - $27.86          1           26.00             6.35               1            26.00
$27.87 - $39.81         10           36.25             7.38               5            36.25
---------------    --------                                         ------------
  Total              1,476       $   10.85             7.69             508        $   11.30
                   ========    ================    =============    ============   ===========

PREFERRED SHARES

     The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 2001 and 2000 no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

     Effective June 1, 1989 the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company's common stock. At November 30, 2001 no contributions had been made to the plan.

STOCK BUYBACK

     In 1999 the Company's board of directors authorized repurchases of the Company's common stock, not to exceed $10,000 in the aggregate. In April 2000 the Company's board of directors authorized repurchases of up to an additional $10,000 of the Company's common stock. Under these authorizations, 172,500 shares at a cost of $3,912 were reacquired in 1999, 876,500 shares at a cost of $9,489 were repurchased in 2000 and 14,000 shares at a cost of $174 were reacquired in 2001. The repurchased shares were retired and returned to unissued. As of November 30, 2001 $6,425 was available for share repurchases under the board of directors current authorization; however, the Company is limited in its ability to repurchase shares by restrictions under the terms of the indenture with respect to which its 8.875% Notes were issued.

SHAREHOLDER RIGHTS PLAN

     On January 26, 2000 the Company's board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price to $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock. The rights will expire on February 11, 2010. As of November 30, 2001 no rights had been exercised.

RESTRICTED STOCK ISSUANCE

     In 2001 the Company issued 100,000 restricted shares of its common stock to certain employees. The value of these shares at dates of issuance was an aggregate of $993, which is being amortized using the straight-line method over a four year period. The amount of amortization was $134 in 2001, with the unamortized value of $859 being shown as part of comprehensive income in the shareholders' equity section of the November 30, 2001 consolidated balance sheet. These shares reduced the number of shares available for issuance under the Company's 1998 Non-Statutory Stock Option Plan.

(9)  COMMITMENTS AND CONTINGENCIES
     -----------------------------

GENERAL LITIGATION

     The Company has been named as a defendant in a lawsuit brought by the Center for Environment Health ("CEH") contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition
65) by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit contends that the purported failure to comply with Proposition 65 requirements also constitutes a violation of the California Business & Professions Code Section 1700 et seq. Violations of either Proposition 65 or Business and Professions Code 1700 et seq. render a defendant liable for civil penalties of up to $2.5 per day per violation.

     The Company has also been named as a defendant in a lawsuit filed in San Francisco Superior Court on December 29, 1999, JOHNSON et al. v. BRISTOL-MYERS SQUIBB CO., et al., Case No. 308872. This is a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleges that the Company violated Proposition 65 by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit does not assert claims directly under Proposition 65, but asserts that the alleged failure to comply with Proposition 65 gives rise to claims under California's Business and Professions Code Section 17200 et seq., 17500 et seq., and the Civil Code
Section 1750 et seq. The lawsuit seeks injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues and damages.

     The plaintiffs in the two separate actions have filed a consolidated amended complaint that includes a claim based upon the allegation that zinc oxide allegedly also contains cadmium. As of February 22, 2002 a tentative settlement has been reached for these two cases.

     The Company has been named as a defendant in approximately 115 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanoline ("PPA"), which until November 2000 was the active ingredient in certain of the Company's DEXATRIM products. Most of the lawsuits seek an unspecified amount of compensatory and exemplary damages. Approximately 40% of these suits represent cases in which the Company is being defended and indemnified from liability by The DELACO Company, Inc., successor to Thompson Medical Company, Inc. ("Thompson Medical") from which the Company acquired DEXATRIM in December 1998. The Company maintains product liability insurance coverage for claims asserted in the lawsuits, although there can be no assurance that such coverage will be sufficient to satisfy such claims. The Company anticipates that additional lawsuits in which similar allegations are made could be filed.

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

REGULATORY

     In 1994 the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association) ("CHPA") initiated a large-scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA which, until November 2000, was the active ingredient in certain of the DEXATRIM products (the "Yale Study"). PPA is also used in other over-the-counter medications which were also part of the Yale Study. In May 2000, the results of the Yale Study were filed with the Food and Drug Administration ("FDA"). The investigators concluded that the results of the Yale Study suggest that PPA increases the risks of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of the study. The CHPA has questioned the execution of the Yale Study and disagreed with its conclusions.

     On October 19, 2000 a Nonprescription Drugs Advisory Committee ("NDAC"), commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to immediately cease shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA. To date, the FDA has not issued any final determinations concerning PPA or products containing PPA.

     Certain countries, states and localities have enacted, or are considering enacting, restrictions on the sale of products that contain synthetic ephedrine or naturally-occurring sources of ephedrine. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. In such countries, states or localities these restrictions could adversely affect the sale of DEXATRIM Natural, which contains naturally occurring sources of ephedrine. Failure to comply with these restrictions could also lead to regulatory enforcement action, including the seizure of violative products, product recalls, civil or criminal fines or other penalties. The enactment of these restrictions, the perceived safety concerns to ephedrine and the possibility of further regulatory action increases the likelihood that claims relating to the existence of naturally-occurring sources of ephedrine in DEXATRIM Natural will be filed against the Company. In late 2000 the FDA requested the National Institutes of

Health to commission a review of the safety and efficacy of ephedrine in herbal products used to control weight. This review is assumed to be retrospective in nature and will be based on all adverse events, records and scientific data available to the reviewers. It is expected that the report will be issued in early Fall of 2002. On September 5, 2001 The Public Citizens Health Research Group petitioned the FDA to ban the production and sale of dietary supplements containing ephedrine alkaloids. As of November 30, 2001 the FDA had taken no action with regard to this petition.

     The Company was notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical, the previous owner of SPORTSCREME and ASPERCREME, seeking a determination that 10% trolamine salicylate was clinically proven to be an effective active ingredient in external analgesic OTC drug products, and thus should be included in the FDA's yet-to-be finalized monograph for external analgesics. The Company has met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. Based on comments received from the FDA at the meeting, the Company may revise and resubmit the protocol. After final comments from the FDA, the Company expects that it will take one or two years to produce the clinical data for FDA review. Although unlikely, the FDA could finalize the OTC external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status, thus requiring the submission of a new drug application to market and sell OTC products with 10% trolamine salicylate. The Company is working to develop alternate formulations for SPORTSCREME and ASPERCREME in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. The Company is also reviewing the option of marketing SPORTSCREME and ASPERCREME as homeopathic products.

LEASES

     The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2001 are as follows:

     2002.................................. $   298
     2003..................................     296
     2004..................................     197
     2005..................................     187
     2006..................................     187
     Thereafter............................   1,451
                                            -------
                                            $ 2,616
                                            =======

     Rental expense was $1,442, $1,802 and $1,791 for 2001, 2000 and 1999,
respectively.

(10) SUPPLEMENTAL FINANCIAL INFORMATION
     ----------------------------------
     Inventories consisted of the following at November 30, 2001 and 2000:

                                                        2001          2000
                                                      --------      --------
     Raw materials and work in process ............   $  8,108      $  6,793
     Finished goods ...............................      8,191        10,247
     Excess of current cost over LIFO value .......     (2,039)       (1,988)
                                                      --------      --------
        Total inventories .........................   $ 14,260      $ 15,052
                                                      ========      ========

     International inventories included above, valued on a lower of FIFO cost or market at November 30, 2001 and 2000 were $2,279 and $2,670, respectively.

     Property, plant and equipment consisted of the following at November 30, 2001 and 2000:
                                                            2001        2000
                                                          --------    --------
     Land ..............................................  $    879    $    879
     Buildings and improvements ........................     5,707       5,326
     Machinery and equipment ...........................    44,043      42,603
     Construction in progress...........................       286         272
     Less - accumulated depreciation ...................   (24,640)    (22,021)
                                                          --------    --------
       Property, plant and equipment, net ..............  $ 26,275    $ 27,059
                                                          ========    ========

     Accrued liabilities consisted of the following at November 30, 2001 and
2000:
                                                             2001        2000
                                                          --------    --------
     Interest...........................................  $  3,070    $  5,810
     Salaries, wages and commissions ...................     3,462       1,103
     Product advertising and promotion..................     3,654       7,663
     Product acquisitions and divestitures..............     2,205      10,413
     Allowances for product returns.....................       255       9,600
     Taxes..............................................       290        (491)
     Pension............................................       374        (511)
     Legal fees.........................................       281          --
     Insurance..........................................       842         754
     Other..............................................       705         873
                                                          --------    --------
       Total accrued liabilities........................  $ 15,138    $ 35,214
                                                          ========    ========

(11) ACQUISITION AND SALE OF BRANDS
     ------------------------------
     On September 15, 2000 the Company completed the sale of its Ban product line to The Andrew Jergens Company, a wholly-owned subsidiary of Kao Corporation. Under the terms of the sales agreement, the Company received $160,000 cash at closing, plus the right to receive up to an additional $6,500 in future payments based upon levels of sales of Ban in 2001 and 2002. The Company recognized a loss of $4,208 on the divestiture. Concurrent with the closing of the sale of Ban the Company used $52,194 of the net proceeds to retire all of the outstanding balances of the revolving line of credit and term loans and accrued interest thereon, with the balance of the net proceeds being retained by the Company.

     On March 24, 1998 the Company acquired the Ban line of antiperspirant and deodorant products from Bristol-Myers Squibb Company for a purchase price of approximately $165,000 and assumed liabilities of $8,000. The Company acquired the Ban trademarks, formulae, certain patents pertaining to antiperspirant/deodorant technology, technical information, inventory, manufacturing equipment and packaging related assets used in the manufacture of Ban, but not the right to sell Ban in Japan. The purchase price of $173,000 was allocated $8,200 to inventory and $164,800 to trademarks and other product rights which were assigned a useful life of 40 years.

     On December 21, 1998 the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands (the "Thompson Medical brands") from Thompson Medical Company, Inc. for $95,000. The purchase price consisted of $90,000 cash and 125,500 shares of the Company's common stock. The cash portion of the purchase price was financed by a new senior credit facility. The purchase price of $95,000 was allocated $3,493 to inventory and $91,507 to trademarks and other product rights which were assigned a useful life of 40 years.

     The following unaudited consolidated pro forma information assumes the acquisition of the Thompson Medical brands and the divestiture of Ban and related long-term borrowings and repayment thereof had occurred on December 1, 1998:

            PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)

                                                    2000          1999
                                                  --------      --------
     Net sales ................................   $191,256      $215,945

     Income (loss) before extraordinary loss
       and change in accounting principle .....     (5,610)        9,632

     Net income (loss) ........................     (7,072)        7,247

     Earnings (loss) per share - basic:

     Income (loss) before extraordinary loss
       and change in accounting principle......       (.60)          .99

     Net income (loss) ........................       (.75)          .74

     Earnings (loss) per share - diluted:

     Income (loss) before extraordinary loss
       and change in accounting principle......       (.60)          .96

       Net income (loss) ......................       (.75)          .72


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

     On June 26, 1997 the Company purchased certain assets of Sunsource International, Inc. and an affiliated company ("SUNSOURCE") including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. The $32,000 was allocated $1,786 to inventory and receivables and $30,214 to trademarks and other product rights which were assigned a useful life of 40 years. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company's senior bank credit agreement and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE. Additional payments were scheduled to be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement. In 1998 the Company paid the former owners of SUNSOURCE $2,500 and forgave $5,625 of amounts due the Company, in exchange for a 50% reduction in any future additional payments under the purchase agreement. In 1999 the Company paid the former owners of SUNSOURCE $1,650 and issued 2,582 shares of its common stock in exchange for cancellation of the right to receive any future additional payments under the purchase agreement. The consideration paid in 1998 and 1999 was capitalized as additional purchase price.

(12) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS
     -------------------------------------------
     The Company maintains certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. The Company pays a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, the Company's contribution is a service-based percentage of the full premium. The Company pays these benefits as claims are incurred.

     Net periodic postretirement health care benefits cost for the years ended November 30, 2001, 2000 and 1999, included the following components:

                                                        2001     2000     1999
                                                       ------   ------   ------
     Service cost (benefits earned during the period). $   40   $   32   $   31
     Interest cost on accumulated postretirement
        benefit obligation ...........................     75       80       76
     Amortization of prior service cost...............     15       --       --
     Amortization of net gain.........................    (44)     (22)     (10)
                                                       ------   ------   ------
     Net periodic postretirement benefits cost ....... $   86   $   90   $   97
                                                       ======   ======   ======

     The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2001 and 2000:

                                                             2001        2000
                                                           --------    --------
     Accumulated benefit obligation, beginning of year..   $  1,051    $  1,023
     Service cost.......................................         40          32
     Interest cost......................................         75          80
     Actuarial gain.....................................        (52)        (29)
     Benefits paid......................................        (39)        (55)
                                                           --------    --------
     Accumulated benefit obligation, end of year........   $  1,075    $  1,051
                                                           ========    ========

     The following table sets forth the funded status of the plan at November 30, 2001 and 2000:
                                                             2001        2000
                                                           --------    --------
     Accumulated benefit obligation.....................   $  1,075    $  1,051
     Fair value of plan assets..........................        --          --
                                                           --------    --------
     Funded status......................................     (1,075)     (1,051)
     Unrecognized prior service cost....................        129         144
     Unrecognized actuarial gain........................       (630)       (622)
                                                           --------    --------
     Accrued postretirement benefits cost...............   $ (1,576)   $ (1,529)
                                                           ========    ========

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001 and 2000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8% at November 30, 2001 and 2000, respectively. Due to premium caps in place which limit the Company's expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2001, or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2001.

(13) COMPREHENSIVE INCOME (LOSS)
     ---------------------------
     Comprehensive income (loss) consisted of the following components for the years ended November 30, 2001, 2000 and 1999, respectively:

                                              2001         2000         1999
                                            --------     --------     --------
Net income (loss) .......................   $ 15,343     $ (1,659)    $ 20,156
Other:
  Foreign currency translation adjustment        (59)        (806)         (15)
  Minimum pension liability adjustment,
     net of income taxes of $636 ........     (1,000)        --           --
                                            --------     --------     --------
     Total ..............................   $ 14,284     $ (2,465)    $ 20,141
                                            ========     ========     ========


(14) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION
     --------------------------------------------
     In 2000 and 1999 the Company operated in two primary segments - (1) OTC health care and (2) toiletries and skin care. Upon the sale of Ban in September 2000, the Company currently operates in only one primary segment - OTC health care. This segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant, dietary supplement products and other skin care products.

     Geographical segment information is as follows for the years ended November 30, 2001, 2000 and 1999:
                                           2001           2000           1999
                                        ----------     ----------     ----------
Net Sales:
  Domestic............................  $  181,823     $  232,144     $  276,632
  International (1)...................      16,477         20,555         21,510
                                        ----------     ----------     ----------
     Total............................  $  198,300     $  252,699     $  298,142
                                        ==========     ==========     ==========

Long-Lived Assets (2)
  Domestic............................  $  211,252     $  218,739     $  381,694
  International.......................         396            300            353
                                        ----------     ----------     ----------
     Total............................  $  211,648     $  219,039     $  382,047
                                        ==========     ==========     ==========

(1)  International sales include export sales from United States operations.
(2) Consists of book value of property, plant, equipment, trademarks and other product rights.


(15) SUBSEQUENT EVENTS
     -----------------
     On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of the filing Kmart Corporation owed the Company approximately $1,200. The Company is assessing what impact, if any, this bankruptcy filing may have on future operations. This bankruptcy filing did not impact the Company's results of operations and financial position for fiscal 2001.

     Subsequent to year end, the Company repurchased, and returned to unissued, 44,000 shares of its common stock, without par value, for $630 in accordance with the Company's previously announced stock buyback program.


(16) CONSOLIDATING FINANCIAL STATEMENTS
     ----------------------------------
     The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal"), the guarantor of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal is a wholly-owned subsidiary of Chattem; the guarantee of Signal is full and unconditional and joint and several.

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                          CONSOLIDATING BALANCE SHEETS
                                NOVEMBER 30, 2001
                                -----------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents .....................     $   20,648      $   10,003      $    4,794      $     --        $   35,445
  Accounts receivable, less allowance for
    doubtful accounts of $500 ...................         17,690            --             3,170            --            20,860
  Refundable and deferred income taxes ..........          4,545            --               101            --             4,646
  Inventories ...................................         12,409            --             1,851            --            14,260
  Prepaid expenses and other current assets .....          2,517            --               150            --             2,667
                                                      ----------      ----------      ----------      ----------      ----------
    Total current assets ........................         57,809          10,003          10,066            --            77,878
                                                      ----------      ----------      ----------      ----------      ----------

PROPERTY, PLANT AND EQUIPMENT, NET ..............         25,879            --               396            --            26,275
                                                      ----------      ----------      ----------      ----------      ----------

OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net .........................          3,987         181,386            --              --           185,373
  Debt issuance costs, net ......................          7,665            --              --              --             7,665
  Investment in subsidiaries ....................          8,280            --              --            (8,280)           --
  Other .........................................          2,436            --                46            --             2,482
                                                      ----------      ----------      ----------      ----------      ----------
    Total other noncurrent assets ...............         22,368         181,386              46          (8,280)        195,520
                                                      ----------      ----------      ----------      ----------      ----------
        TOTAL ASSETS ............................     $  106,056      $  191,389      $   10,508      $   (8,280)     $  299,673
                                                      ==========      ==========      ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable ..............................     $    8,523      $     --        $      487      $     --        $    9,010
  Payable to bank ...............................            151            --              --              --               151
  Accrued liabilities ...........................         13,851            --             1,287            --            15,138
                                                      ----------      ----------      ----------      ----------      ----------
    Total current liabilities ...................         22,525            --             1,774            --            24,299
                                                      ----------      ----------      ----------      ----------      ----------

LONG-TERM DEBT ..................................        204,740            --              --              --           204,740
                                                      ----------      ----------      ----------      ----------      ----------

DEFERRED INCOME TAXES ...........................          1,401          14,850            --              --            16,251
                                                      ----------      ----------      ----------      ----------      ----------

OTHER NONCURRENT LIABILITIES ....................          1,765            --              --              --             1,765
                                                      ----------      ----------      ----------      ----------      ----------

INTERCOMPANY ACCOUNTS ...........................       (178,860)        179,833            (973)           --              --
                                                      ----------      ----------      ----------      ----------      ----------

SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized 1,000, none issued ...............           --              --              --              --              --
  Common shares, without par value,
    authorized 50,000, issued 8,973 .............          1,868               2           8,278           8,280           1,868
  Paid-in surplus ...............................         65,960            --              --              --            65,960
  Accumulated deficit ...........................        (10,994)         (3,296)          3,170            --           (11,120)
                                                      ----------      ----------      ----------      ----------      ----------
    Total .......................................         56,834          (3,294)         11,448           8,280          56,708
  Unamortized value of restricted common
    shares issued ...............................           (859)           --              --              --              (859)
  Cumulative other comprehensive income:
    Foreign currency translation adjustment .....           (490)           --            (1,741)           --            (2,231)
    Minimum pension liability adjustment, net ...         (1,000)           --              --              --            (1,000)
                                                      ----------      ----------      ----------      ----------      ----------
    Total shareholders' equity ..................         54,485          (3,294)          9,707           8,280          52,618
                                                      ----------      ----------      ----------      ----------      ----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $  106,056      $  191,389      $   10,508      $    8,280      $  299,673
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                          CONSOLIDATING BALANCE SHEETS
                                NOVEMBER 30, 2000
                                -----------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents .....................     $    5,515      $   95,747      $    1,272      $     --        $  102,534
  Accounts receivable, less allowance for
    doubtful accounts of $1,025 .................         35,772           1,154           3,765            --            40,691
  Refundable and deferred income taxes ..........         12,250            --               151            --            12,401
  Inventories ...................................         12,596            --             2,456            --            15,052
  Prepaid expenses and other current assets .....            711            --               173            --               884
                                                      ----------      ----------      ----------      ----------      ----------
    Total current assets ........................         66,844          96,901           7,817            --           171,562
                                                      ----------      ----------      ----------      ----------      ----------
PROPERTY, PLANT AND EQUIPMENT, NET ..............         26,759            --               300            --            27,059
                                                      ----------      ----------      ----------      ----------      ----------

OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net .........................          4,198         187,782            --              --           191,980
  Debt issuance costs, net ......................          8,829            --              --              --             8,829
  Investment in subsidiaries ....................          8,280            --              --            (8,280)           --
  Other .........................................          2,646            --              --              --             2,646
                                                      ----------      ----------      ----------      ----------      ----------
    Total other noncurrent assets ...............         23,953         187,782            --            (8,280)        203,455
                                                      ----------      ----------      ----------      ----------      ----------
       TOTAL ASSETS .............................     $  117,556      $  284,683      $    8,117      $   (8,280)     $  402,076
                                                      ==========      ==========      ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable ..............................     $    8,426      $     --        $      364      $     --        $    8,790
  Payable to bank ...............................          1,529            --              --              --             1,529
  Accrued liabilities ...........................         33,898            --             1,316            --            35,214
                                                      ----------      ----------      ----------      ----------      ----------
    Total current liabilities ...................         43,853            --             1,680            --            45,533
                                                      ----------      ----------      ----------      ----------      ----------

LONG-TERM DEBT ..................................        304,077            --              --              --           304,077
                                                      ----------      ----------      ----------      ----------      ----------

DEFERRED INCOME TAXES ...........................          2,798          10,121            --              --            12,919
                                                      ----------      ----------      ----------      ----------      ----------

OTHER NONCURRENT LIABILITIES ....................          1,894            --              --              --             1,894
                                                      ----------      ----------      ----------      ----------      ----------

INTERCOMPANY ACCOUNTS ...........................       (275,101)        277,272          (2,171)           --              --
                                                      ----------      ----------      ----------      ----------      ----------

SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized 1,000, none issued ...............           --              --              --              --              --
  Common shares, without par value,
    authorized 50,000, issued 8,861 .............          1,845               2           8,278           8,280           1,845
  Paid-in surplus ...............................         64,443            --              --              --            64,443
  Accumulated deficit ...........................        (25,771)         (2,712)          2,020            --           (26,463)
                                                      ----------      ----------      ----------      ----------      ----------
    Total .......................................         40,517          (2,710)         10,298           8,280          39,825
  Cumulative other comprehensive income -
    Foreign currency translation adjustment .....           (482)           --            (1,690)           --            (2,172)
                                                      ----------      ----------      ----------      ----------      ----------
    Total shareholders' equity ..................         40,035          (2,710)          8,608           8,280          37,653
                                                      ----------      ----------      ----------      ----------      ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..     $  117,556      $  284,683      $    8,117      $    8,280      $  402,076
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                       CONSOLIDATING STATEMENTS OF INCOME
                      FOR THE YEAR ENDED NOVEMBER 30, 2001
                      ------------------------------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
NET SALES .......................................     $  183,423      $     --        $   14,877      $     --        $  198,300
                                                      ----------      ----------      ----------      ----------      ----------

COSTS AND EXPENSES:
  Cost of sales .................................         47,596            --             4,916            --            52,512
  Advertising and promotion .....................         67,231           5,572           5,161            --            77,964
  Selling, general and administrative ...........         31,891              25           2,730            --            34,646
                                                      ----------      ----------      ----------      ----------      ----------
    Total costs and expenses ....................        146,718           5,597          12,807            --           165,122
                                                      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) FROM OPERATIONS ...................         36,705          (5,597)          2,070            --            33,178
                                                      ----------      ----------      ----------      ----------      ----------

OTHER INCOME (EXPENSE):
  Interest expense ..............................        (21,856)           --              --              --           (21,856)
  Investment and other income, net ..............            556           1,606              56            --             2,218
  Royalties .....................................         (8,900)          9,167            (267)           --              --
  Premium revenue ...............................            (79)           --                79            --              --
  Corporate allocations .........................             23            --               (23)           --              --
                                                      ----------      ----------      ----------      ----------      ----------
     Total other income (expense) ...............        (30,256)         10,773            (155)           --           (19,638)
                                                      ----------      ----------      ----------      ----------      ----------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY GAIN          6,449           5,176           1,915            --            13,540

PROVISION FOR INCOME TAXES ......................          2,698           1,760             687            --             5,145
                                                      ----------      ----------      ----------      ----------      ----------

INCOME BEFORE EXTRAORDINARY GAIN ................          3,751           3,416           1,228            --             8,395

EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF
  DEBT, NET OF INCOME TAXES .....................          6,948            --              --              --             6,948
                                                      ----------      ----------      ----------      ----------      ----------
NET INCOME ......................................     $   10,699      $    3,416      $    1,228      $     --        $   15,343
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                       CONSOLIDATING STATEMENTS OF INCOME
                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                      ------------------------------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)       CONSOLIDATED
                                                      ----------      ----------      ----------      ----------       ----------
NET SALES .......................................     $  235,707      $     --        $   16,992      $     --        $  252,699
                                                      ----------      ----------      ----------      ----------      ----------
COSTS AND EXPENSES:
  Cost of sales .................................         69,700            --             5,257            --            74,957
  Advertising and promotion .....................         90,975           8,865           7,028            --           106,868
  Selling, general and administrative ...........         29,141              14           2,839            --            31,994
                                                      ----------      ----------      ----------      ----------      ----------
    Total costs and expenses ....................        189,816           8,879          15,124            --           213,819
                                                      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) FROM OPERATIONS ...................         45,891          (8,879)          1,868            --            38,880
                                                      ----------      ----------      ----------      ----------      ----------

OTHER INCOME (EXPENSE):
  Interest expense ..............................        (35,729)           --              --              --           (35,729)
  Investment and other income, net ..............            129           1,352              85            --             1,566
  Loss on product divestitures ..................           --            (5,018)           --              --            (5,018)
  Royalties .....................................        (11,754)         12,051            (297)           --              --
  Corporate allocations .........................             37            --               (37)           --              --
                                                      ----------      ----------      ----------      ----------      ----------
    Total other income (expense) ................        (47,317)          8,385            (249)           --           (39,181)
                                                      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY
  LOSS AND CHANGE IN ACCOUNTING PRINCIPLE ......          (1,426)           (494)          1,619            --              (301)

PROVISION FOR (BENEFIT FROM) INCOME TAXES ......            (373)           (168)            437            --              (104)
                                                      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
  CHANGE IN ACCOUNTING PRINCIPLE ...............          (1,053)           (326)          1,182            --              (197)

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF
  DEBT, NET OF INCOME TAX BENEFIT ..............            (920)           --              --              --              (920)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF INCOME TAX BENEFIT .........            (542)           --              --              --              (542)
                                                      ----------      ----------      ----------      ----------      ----------
NET INCOME (LOSS) ..............................      $   (2,515)     $     (326)     $    1,182      $     --        $   (1,659)
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                       CONSOLIDATING STATEMENTS OF INCOME
                      FOR THE YEAR ENDED NOVEMBER 30, 1999
                      ------------------------------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
NET SALES .......................................     $  280,686      $     --        $   17,456      $     --        $  298,142
                                                      ----------      ----------      ----------      ----------      ----------

COSTS AND EXPENSES:
  Cost of sales .................................         69,810            --             5,802            --            75,612
  Advertising and promotion .....................        102,079           9,487           6,269            --           117,835
  Selling, general and administrative ...........         29,230              15           3,249            --            32,494
                                                      ----------      ----------      ----------      ----------      ----------
    Total costs and expenses ....................        201,119           9,502          15,320            --           225,941
                                                      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) FROM OPERATIONS ...................         79,567          (9,502)          2,136            --            72,201
                                                      ----------      ----------      ----------      ----------      ----------

OTHER INCOME (EXPENSE):
  Interest expense ..............................        (36,572)           --              --              --           (36,572)
  Investment and other income, net ..............            521              (6)             64            --               579
  Royalties .....................................        (13,448)         13,743            (295)           --              --
  Premium revenue ...............................            (20)           --                20            --              --
  Corporate allocations .........................             33            --               (33)           --              --
                                                      ----------      ----------      ----------      ----------      ----------
    Total other income (expense) ................        (49,486)         13,737            (244)           --           (35,993)
                                                      ----------      ----------      ----------      ----------      ----------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS         30,081           4,235           1,892            --            36,208

PROVISION FOR INCOME TAXES ......................         11,437           1,440             790            --            13,667
                                                      ----------      ----------      ----------      ----------      ----------

INCOME BEFORE EXTRAORDINARY LOSS ................         18,644           2,795           1,102            --            22,541

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF
  DEBT, NET OF INCOME TAX BENEFIT ...............         (2,385)           --              --              --            (2,385)
                                                      ----------      ----------      ----------      ----------      ----------

NET INCOME ......................................     $   16,259      $    2,795      $    1,102      $     --        $   20,156
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED NOVEMBER 30, 2001
                      ------------------------------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
OPERATING ACTIVITIES:
  Net income ....................................     $   10,699      $    3,416      $    1,228      $     --        $   15,343
  Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation and amortization ...............          4,523           5,572             146            --            10,241
    Deferred income tax provision ...............          4,827           6,489              46            --            11,362
    Extraordinary gain on early extinguishment
      of debt, net ..............................         (6,948)           --              --              --            (6,948)
    Stock option charge .........................            525            --              --              --               525
    Other, net ..................................             18             (79)           --              --               (61)
    Changes in operating assets and liabilities:
      Accounts receivable .......................         18,115           1,154             562            --            19,831
      Inventories ...............................            210            --               582            --               792
      Prepaid expenses and other current assets .         (1,767)           --               (26)           --            (1,793)
      Accounts payable and accrued liabilities ..        (25,656)           --                94            --           (25,562)
                                                      ----------      ----------      ----------      ----------      ----------
      Net cash provided by operating activities .          4,546          16,552           2,632            --            23,730
                                                      ----------      ----------      ----------      ----------      ----------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ....         (1,615)           --              (239)           --            (1,854)
  Additions to trademarks and other product rights          --              (277)           --              --              (277)
  Proceeds from product divestiture .............          1,179            --              --              --             1,179
  Proceeds from sales of property, plant and
    equipment ...................................             95            --              --              --                95
  Increase in other assets, net .................           (727)           --              --              --              (727)
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash used in investing activities ...         (1,068)           (277)           (239)           --            (1,584)
                                                      ----------      ----------      ----------      ----------      ----------
FINANCING ACTIVITIES:
  Repayment of long- term debt ..................        (83,746)           --              --              --           (83,746)
  Payment of consent fees and other costs related
    to repayment of long-term debt ..............         (4,000)           --              --              --            (4,000)
  Change in payable to bank .....................         (1,378)           --              --              --            (1,378)
  Repurchase of common shares ...................           (174)           --              --              --              (174)
  Proceeds from exercise of stock options .......            119            --              --              --               119
  Changes in intercompany accounts ..............         96,871         (98,019)          1,148            --              --
  Dividends paid ................................          4,000          (4,000)           --              --              --
                                                      ----------      ----------      ----------      ----------      ----------
      Net cash provided by (used in) financing
         activities .............................         11,692        (102,019)          1,148            --           (89,179)
                                                      ----------      ----------      ----------      ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS .....................            (37)           --               (19)           --               (56)
                                                      ----------      ----------      ----------      ----------      ----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ..............         15,133         (85,744)          3,522            --           (67,089)
  At beginning of year ..........................          5,515          95,747           1,272            --           102,534
                                                      ----------      ----------      ----------      ----------      ----------
  At end of year ................................     $   20,648      $   10,003      $    4,794      $     --        $   35,445
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                      ------------------------------------
                          (Unaudited and in thousands)

                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
OPERATING ACTIVITIES:
  Net income (loss) .............................     $   (2,515)     $     (326)     $    1,182      $     --        $   (1,659)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization ...............          5,978           8,865             100            --            14,943
    Deferred income tax benefit .................         (5,410)           (168)           (156)           --            (5,734)
    Loss on product divestitures ................           --             5,018            --              --             5,018
    Extraordinary loss on early extinguishment
      of debt, net ..............................            920            --              --              --               920
    Cumulative effect of change in accounting
      principle, net ............................            542            --              --              --               542
    Stock option charge .........................            525            --              --              --               525
    Other, net ..................................              9            --                 6            --                15
    Changes in operating assets and liabilities,
      net of acquisitions and divestitures:
      Accounts receivable .......................         15,178          (1,154)            317            --            14,341
      Inventories ...............................          7,618            --              (378)           --             7,240
      Prepaid and other current assets ..........         (1,873)           --               335            --            (1,538)
      Accounts payable and accrued liabilities ..         (8,318)           --               212            --            (8,106)
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash provided by operating activities         12,654          12,235           1,618            --            26,507
                                                      ----------      ----------      ----------      ----------      ----------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ....         (5,582)           --               (91)           --            (5,673)
  Proceeds from product divestiture .............        160,000            --              --              --           160,000
  Proceeds from sales of property, plant and equipment        11            --              --              --                11
  Increase in other assets, net .................         (1,542)           --              --              --            (1,542)
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash provided by (used in) investing
          activities ............................        152,887            --               (91)           --           152,796
                                                      ----------      ----------      ----------      ----------      ----------
FINANCING ACTIVITIES:
  Repayment of long-term debt ...................        (95,000)           --              --              --           (95,000)
  Proceeds from long-term debt ..................         29,000            --              --              --            29,000
  Change in payable to bank .....................         (3,376)           --              --              --            (3,376)
  Repurchase of common shares ...................         (9,489)           --              --              --            (9,489)
  Proceeds from exercise of stock options .......            237            --              --              --               237
  Debt issuance costs ...........................           (363)           --              --              --              (363)
  Changes in intercompany accounts ..............        (85,678)         87,496          (1,818)           --              --
  Dividends paid ................................          4,000          (4,000)           --              --              --
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash  provided by (used in) financing
          activities ............................       (160,669)         83,496          (1,818)           --           (78,991)
                                                      ----------      ----------      ----------      ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS .....................             93            --              (179)           --               (86)
                                                      ----------      ----------      ----------      ----------      ----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ..............          4,965          95,731            (470)           --           100,226
  At beginning of year ..........................            550              16           1,742            --             2,308
                                                      ----------      ----------      ----------      ----------      ----------
  At end of year ................................     $    5,515      $   95,747      $    1,272      $     --        $  102,534
                                                      ==========      ==========      ==========      ==========      ==========

                         CHATTEM, INC. AND SUBSIDIARIES                  Note 16
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED NOVEMBER 30, 1999
                      ------------------------------------
                          (Unaudited and in thousands)


                                                                                     NON-GUARANTOR
                                                                                      SUBSIDIARY     ELIMINATIONS
                                                       CHATTEM          SIGNAL         COMPANIES       DR.(CR.)      CONSOLIDATED
                                                      ----------      ----------      ----------      ----------      ----------
OPERATING ACTIVITIES:
  Net income ....................................     $   16,259      $    2,795      $    1,102      $     --        $   20,156
  Adjustments to reconcile net income to net cash
    provided by operating activities: ...........           --
    Depreciation and amortization ...............          5,429           9,487             148            --            15,064
    Deferred income tax provision ...............          3,158           1,440            --              --             4,598
    Extraordinary loss on early extinguishment
      of debt, net ..............................          2,385            --              --              --             2,385
    Dividend receivable from Elcat, Inc. ........           (279)           --              --              --              (279)
    Stock option charge .........................            525            --              --              --               525
    Other, net ..................................             (8)              8            --              --              --
    Changes in operating assets and liabilities,
      net of acquisitions:
      Accounts receivable .......................        (16,598)           --              (830)           --           (17,428)
      Inventories ...............................         (5,366)           --               683            --            (4,683)
      Prepaid and other  current assets .........           (241)           --                82            --              (159)
      Accounts payable and accrued liabilities ..          6,355            --               388            --             6,743
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash provided by operating activities         11,619          13,730           1,573            --            26,922
                                                      ----------      ----------      ----------      ----------      ----------

INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ....         (9,789)           --               (41)           --            (9,830)
  Purchases of trademarks and other related assets       (91,127)           --              --              --           (91,127)
  Proceeds from sales of investments ............          2,994             387            --              --             3,381
  Proceeds from sales of property, plant and
    equipment ...................................            272            --              --              --               272
  Increase in other assets ......................         (3,200)           --              --              --            (3,200)
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash provided by (used in) investing
          activities ............................       (100,850)            387             (41)           --          (100,504)
                                                      ----------      ----------      ----------      ----------      ----------

FINANCING ACTIVITIES:
  Repayment of long-term debt ...................       (165,481)           --              --              --          (165,481)
  Proceeds from long-term debt ..................        242,281            --              --              --           242,281
  Change in  payable to bank ....................          3,879            --              --              --             3,879
  Repurchase of common shares ...................         (3,912)           --              --              --            (3,912)
  Proceeds from exercise of stock options and
    warrants ....................................          2,104            --              --              --             2,104
  Debt issuance costs ...........................         (5,101)           --              --              --            (5,101)
  Change in intercompany accounts ...............         12,106         (10,112)         (1,994)           --              --
  Dividends paid ................................          4,000          (4,000)           --              --              --
                                                      ----------      ----------      ----------      ----------      ----------
        Net cash provided by (used in) financing
          activities ............................         89,876         (14,112)         (1,994)           --            73,770
                                                      ----------      ----------      ----------      ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS .....................           --              --                44            --                44
                                                      ----------      ----------      ----------      ----------      ----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ..............            645               5            (418)           --               232
  At beginning of year ..........................            (95)             11           2,160            --             2,076
                                                      ----------      ----------      ----------      ----------      ----------
  At end of year ................................     $      550      $       16      $    1,742      $     --        $    2,308
                                                      ==========      ==========      ==========      ==========      ==========

(17)QUARTERLY INFORMATION (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    ---------------------------------------------------------------------------

                                                                                         Quarter Ended
                                                                     -------------------------------------------------------
                                                     Total          February 28      May 31       August 31      November 30
                                                   ----------        --------       --------      ---------      -----------
FISCAL 2001:
    Net sales ................................     $  198,300          47,420         56,542         49,641         44,697
    Gross profit .............................     $  145,788          34,936         41,136         36,978         32,738
    Before extraordinary gain:
      Income .................................     $    8,395             586          3,409          2,748          1,652
      Income per share, diluted (1) ..........     $      .93             .07            .38            .30            .18
    Total:
      Net income .............................     $   15,343           8,145          3,401          2,145          1,652
      Net income per share, diluted (1) ......     $     1.70             .92            .38            .24            .18

FISCAL 2000:
    Net sales ................................     $  252,699          62,371         79,636         73,253         37,439
    Gross profit .............................     $  177,742          45,689         58,181         54,094         19,778
    Before extraordinary loss and change in
    accounting principle:
      Income (loss) ..........................     $     (197)          3,608          6,219          5,151        (15,175)
      Income (loss) per share, diluted (1) ...     $     (.02)            .37            .65            .55          (1.66)
    Total:
      Net income (loss) ......................     $   (1,659)          3,066          6,109          5,151        (15,985)
      Net income (loss) per share, diluted (1)     $     (.18)            .31            .64            .55          (1.75)


(1) THE SUM OF THE QUARTERLY EARNINGS PER SHARE AMOUNTS MAY DIFFER FROM ANNUAL EARNINGS PER SHARE BECAUSE OF THE DIFFERENCES IN THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE POTENTIAL SHARES USED IN THE QUARTERLY AND ANNUAL COMPUTATIONS.

                              REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS


TO CHATTEM, INC.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective December 1, 1999, the Company changed its method of accounting for start-up activities and organization costs.


ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
January 23, 2002

BOARD OF DIRECTORS

ZAN GUERRY
Chairman and Chief Executive Officer
Chattem, Inc.
Chattanooga, Tennessee

A. ALEXANDER TAYLOR II
President and Chief Operating Officer
Chattem, Inc.
Chattanooga, Tennessee

SAMUEL E. ALLEN
Chairman and Chief Executive Officer
GLOBALT, Inc.
Atlanta, Georgia

LOUIS H. BARNETT
Business Consultant
Fort Worth, Texas

ROBERT E. BOSWORTH
Vice President - Corporate Finance
Livingston Company
Chattanooga, Tennessee

RICHARD E. CHENEY
Former Chairman Emeritus
Hill and Knowlton, Inc.
New York, New York

SCOTT L. PROBASCO, JR.
Chairman of the Executive Committee
SunTrust Bank, Tennessee, N.A.
Chattanooga, Tennessee

PHILIP H. SANFORD
Chairman and Chief Executive Officer
The Krystal Company
Chattanooga, Tennessee

ADDITIONAL FINANCIAL INFORMATION

COPIES OF QUARTERLY PRESS RELEASES AND/OR QUARTERLY REPORTS ON FORM 10-Q AND ANNUAL REPORT ON FORM 10-K, BOTH FORMS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO THE CONTROLLER, CHATTEM, INC., BY CALLING 1-800-366-6077 OR VISIT OUR WEBSITE AT
WWW.CHATTEM.COM.

---------------------------------

OFFICERS

ZAN GUERRY
Chairman and Chief Executive Officer

A. ALEXANDER TAYLOR II
President and Chief Operating Officer

ANDREA M. CROUCH
Vice President
Brand Management

RON GALANTE
Vice President
New Business Development

RICHARD W. KORNHAUSER
Vice President
Brand Management

LUKE J. LENAHAN
Vice President
International

ROBERT S. MARSHALL
Vice President
Marketing

B. DERRILL PITTS
Vice President
Operations

DONALD K. RIKER, PH.D.
Vice President
Research and Development and
Chief Scientific Officer

SCOTT J. SLOAT
Controller

CHARLES M. STAFFORD
Vice President
Sales

HUGH F. SHARBER
Secretary

ANNUAL MEETING

Wednesday, April 17, 2002
1:00 P.M.
1715 West 38th Street
Chattanooga, TN 37409

---------------------------------

CORPORATE OFFICE

CHATTEM, INC.
1715 West 38th Street
Chattanooga, Tennessee 37409

SUBSIDIARIES AND AFFILIATED COMPANIES

CHATTEM (U.K.) LIMITED
Guerry House
Ringway Centre
Edison Road
Basingstoke, Hampshire RG21 2YH
England

CHATTEM (CANADA) INC.
2220 Argentia Road
Mississauga, Ontario L5N 2K7

SIGNAL INVESTMENT & MANAGEMENT CO.
1105 North Market Street
Suite 1300
Wilmington, Delaware 19890

COMMON STOCK LISTING

Over-the-Counter
NASDAQ Symbol: CHTT

TRANSFER AGENT AND REGISTRAR

SUNTRUST BANK, ATLANTA, N.A.
P.O. Box 4625
Atlanta, Georgia 30302