Form 10-K, Exhibit 13
period 2002-11-30
CHATTEM INC
filed 2003-02-27
CIK 19520

EXHIBIT 13
                                                                      ----------
To the Shareholders

                               Fiscal 2002 Review

Chattem's fiscal 2002 results were quite simply "as good as it gets." A 51% increase in earnings per diluted share before extraordinary items, numerous marketing successes, the SELSUN BLUE acquisition, and a dramatically strengthened balance sheet combined to make 2002 an exceptional year.

Total revenues for the year were $223.1 million, a 23% increase over 2001. Earnings per diluted share before extraordinary items rose 51% to $.98 while net income before extraordinary items increased 62% to $18.9 million without amortization of trademarks in 2002.

The year was highlighted by strong performances from a number of our brands. ICY HOT gross sales jumped 46% led by the ICY HOT Patch and backed by record levels of advertising support. PHISODERM gross sales increased 38% due to the launch of three new acne products as well as a 150% increase in media spending.

In a very difficult diet product market, DEXATRIM gross sales increased 9% led by the introduction of DEXATRIM Results. GARLIQUE and NEW PHASE gross sales rose 36% and 40%, respectively, due to increased marketing support.

These successes were offset slightly by lower gross sales from PAMPRIN, PREMSYN PMS, MUDD and the smaller SUNSOURCE brands.

Another major highlight of the year was the acquisition of SELSUN BLUE. Domestically, sales of SELSUN BLUE during our eight months of ownership exceeded our expectations by over 25%. Internationally, SELSUN BLUE significantly increased our presence in a number of foreign markets, creating the opportunity for the introduction of other Chattem brands in those markets.

In terms of our balance sheet, an important measure of strength is net debt (long-term debt less cash)/EBITDA (earnings before interest, taxes, depreciation and amortization). At year-end, with net debt of $209 million and EDITDA of $56.1 million, this ratio was 3.7x versus 4.0x for 2001. Based on expected cash flows for 2003, we believe this ratio should approach 3.0, assuming no acquisitions and the use of available cash to retire debt.

                              *Fiscal 2003 Outlook

While 2002 was certainly an extraordinary year, we are also excited about our prospects for the coming year as well as the next several years.

The primary reason for our optimism is a strong pipeline of new products, some of which will affect 2003 but many of which will be launched late in 2003 or 2004.

In terms of 2003 impact, GOLD BOND has three new products: GOLD BOND Antifungal Foot Swabs, GOLD BOND First Aid Quick Spray and GOLD BOND First Aid Wipes. GOLD BOND Antifungal Foot

Swabs introduce the patented swab delivery form that we license into the $250 million athletes foot category. The Spray and Wipes products take the trusted GOLD BOND name into the first aid category. Each of these launches will be supported by strong advertising campaigns.

A second area of great opportunity is the anticipated June 2003 launch of the ICY HOT Back Patch. This exciting product achieved some of our best market research scores ever and should lead ICY HOT to another outstanding year.

Third, we will continue to implement our 2002 launch of three PHISODERM acne products with another year of record marketing support.

For late 2003 or early 2004, we have additional new product launches planned for GOLD BOND, DEXATRIM, PHISODERM, ICY HOT and BULLFROG.

In addition to our planned new product launches, we are focusing our energies on acquisitions, international growth and research and development.

With our stronger balance sheet, we are very committed to an active acquisition strategy. We feel the next several years should be a favorable environment for acquisitions as larger companies rationalize their product portfolio and smaller companies struggle with critical mass issues.

We have made a substantial commitment to growing international sales by hiring key new professional management. The acquisition of SELSUN BLUE opens up a number of new foreign markets for us, where we believe we can launch several of our existing brands. We have already seen substantial growth in Eastern Europe, which we think can be replicated in Central and South America and Asia and Australia.

During the past year we have made great strides in terms of strengthening research and development. We have invested significantly in professionals to improve our expertise. This year we will further our investment with the construction of a new 10,000 square foot research facility. Continued strengthening of this area will be of vital importance for our future growth plans.

In terms of our financial goals for fiscal 2003, we are forecasting total revenues of $240-$245 million and earnings per share of $1.10-$1.15, although this forecast is of course subject to a number of risks, uncertainties and assumptions, including those described in our filings with the Securities and Exchange Commission.

It is great to have strong results but it is particularly pleasing when the market recognizes our performance. For the second consecutive year, we have been in the top 25 NASDAQ stocks with a percentage gain in stock price for 2002 of 114%.

We are extremely proud of the achievements of our directors, managers, and employees during the past year and we look forward to sharing continued successes with you this year.

* The statements in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made in reliance upon the safe-harbor contained therein.

** Brand names that are italicized in this Annual Report refer to trademarks that we own or license.

CHATTEM CONSUMER PRODUCTS

DOMESTIC PRODUCT OVERVIEW

TOPICAL ANALGESICS

     Our portfolio of topical analgesics contains a variety of brands, each with characteristics designed to meet the demands of different end users. ICY HOT, available in a cream, balm, patch and stick form, is a dual action, extra strength muscular and arthritis pain reliever that appeals to a large group of users, ranging from young athletes to older consumers desiring to maintain an active lifestyle. We introduced the ICY HOT Patch in fiscal 2001 to offer concentrated pain relief in an easy to apply patch form. In fiscal 2003, the ICY HOT Patch will be extended with a uniquely designed patch specifically designed to meet the needs of adults who suffer from back pain. ASPERCREME provides odor-free pain relief for sufferers of arthritis or other chronic pain. FLEXALL is marketed toward those who seek an aloe vera based pain reliever for conditions such as chronic back pain or muscle strain. CAPZASIN is an arthritis pain reliever that contains capsicin, the active ingredient that doctors recommend most for arthritis sufferers. SPORTSCREME is targeted at serious athletes as well as "weekend warriors." ARTHRITIS HOT provides relief at a value price. We support the topical analgesic brands with extensive national television and radio advertising as well as targeted consumer promotions.

SKIN CARE PRODUCTS

     The GOLD BOND brand, which is more than 100 years old, competes in the adult and baby medicated powder, foot powder and spray, therapeutic lotion, anti-itch cream and antibiotic ointment markets. GOLD BOND is the leading brand in the domestic medicated powder category. We have grown the GOLD BOND franchise through successful line extensions and plan to introduce additional new products under our GOLD BOND brand to drive future growth. In fiscal 1997, we added GOLD BOND Foot Powder and in 1998 GOLD BOND Medicated Body Lotion as line extensions. GOLD BOND Antibiotic Ointment was introduced during the first quarter of 1999, while GOLD BOND Sensitive Skin Body Lotion was added to the product line in 2000. In the first quarter of fiscal 2002, we introduced GOLD BOND Foot Spray, an aerosol delivery form of our successful foot powder, to meet the needs customers who desire the same efficacy found in other GOLD BOND products, but prefer a spray form. In fiscal 2003, three new GOLD BOND products will be offered: GOLD BOND Antifungal Swabs, the first truly no mess way to treat athlete's foot, GOLD BOND First Aid Wipes and GOLD BOND First Aid Quick Spray, both offering unique approaches to stopping pain and itch and helping to prevent infection. The GOLD BOND product line is heavily supported by national television and radio advertising throughout most of the year, as well as with consumer promotions. We believe GOLD BOND continues to represent an opportunity for growth both through our existing products and the introduction of line extensions.

     PHISODERM is a line of medicated acne treatment products and skin cleansers. In fiscal 2002, we expanded our line of acne treatment products with the introduction of PHISODERM CLEAR CONFIDENCE Acne Body Wash, PHISODERM CLEAR CONFIDENCE Acne Facial Masque, and PHISODERM CLEAR CONFIDENCE Clear Swab, which incorporates a patented swab delivery system that we license on a non-exclusive basis from the patentholder. The PHISODERM line also includes several formulas of liquid skin cleansers, including one for infants. The entire PHISODERM line has been repackaged in clear, contemporary-looking packages. Consumer support behind the brand is concentrated on the acne business and includes print advertising in teen magazines, targeted television advertising on teen cable programs and extensive sampling.

     MUDD is a line of facial cleansers developed by dermatologists which retains an ethical troubled skin reputation. Target consumers for MUDD are women between the ages of 18 and 49. MUDD Masque is available in four formulas.

APPETITE SUPPRESSANTS

     DEXATRIM, acquired in December 1998, is a leading brand in the diet pill category. We currently offer two versions of DEXATRIM: DEXATRIM Natural, a drug-free, all natural, dietary supplement available in green tea and caffeine-free versions, and DEXATRIM Results, a nutrition based weight control product which contains vitamins and minerals. We introduced DEXATRIM Results in the first quarter of fiscal 2002. Given the perceived safety concerns and the regulatory uncertainties relating to ephedrine, we discontinued the manufacturing and shipment of DEXATRIM products containing ephedrine in September 2002. We discontinued marketing DEXATRIM with phenalpropanolamine ("PPA") in November 2000.

MEDICATED DANDRUFF SHAMPOOS

     On March 28, 2002, we acquired the SELSUN BLUE line of medicated shampoos from Abbott Laboratories. SELSUN BLUE relieves the flakes and itching associated with dandruff and seborrheic dermatitis with a unique formula that does more than just wash dandruff flakes away; it actually inhibits the overactive skin cell turnover that "signals" a dandruff or seborrheic dermatitis condition.

     SELSUN BLUE offers four formulations: medicated, with a unique cooling clean feel; moisturizing, with aloe and moisturizers; 2-in-1, with a patented conditioning system; and pH balanced for color treated hair. Each formula blends the active medication (selenium sulfide) with extra hair care properties to ensure that there is a formula just right for virtually all individuals who need a medicated shampoo. Consumer research indicates that 8 out of 10 users of SELSUN BLUE are extremely or very satisfied with the results.

     SELSUN BLUE has been marketed for over 49 years and is a well recognized brand name in the medicated dandruff shampoo market. We believe that significant future growth opportunities exist for SELSUN BLUE through increased advertising and media support and the introduction of new medicated products. SELSUN BLUE is currently sold in approximately 90 countries and offers us a strong platform for future international growth. The SELSUN Blue product line is supported domestically with national television and radio advertising and consumer promotions.

DIETARY SUPPLEMENTS

     We compete in the dietary supplements category with our SUNSOURCE line of products. We continue to refine our approach to marketing all natural dietary supplements and have successfully focused on two health areas in recent years: cholesterol control and women's health. GARLIQUE garlic tablets support cardiovascular health and are positioned in the market place as a "one per day" high potency garlic supplement. Most major GARLIQUE competitors require multiple daily doses. NEW PHASE and REJUVEX are menopausal supplements that help relieve hormonal imbalance and discomfort associated with menopause. MELATONEX is formulated to support a natural sleep cycle by supplementing the body's production of melatonin, a hormone necessary for a good night's sleep. OMNIGEST EZ contains a blend of seven plant derived digestive enzymes that work along with the digestive enzymes produced by one's own body to aid in the digestion of fats, proteins, carbohydrates, cellulose, and dairy products. PROPALMEX supports prostate health and promotes free urinary flow with a unique formula that contains saw palmetto, lycopene and zinc. All SUNSOURCE products are specially formulated to provide consumers with an all-natural, drug-free way to support their specific health care goals.

INTERNAL ANALGESICS

     We compete in the menstrual analgesics segment with two brands: PAMPRIN and PREMSYN PMS. PAMPRIN is a combination over-the-counter drug product targeted towards the complete relief of all menstrual symptoms. PREMSYN PMS is a combination over-the-counter drug product targeted towards the specific symptoms of premenstrual syndrome. The target consumer for our menstrual analgesic business falls into two main sub-segments: teen girls who have started menstruating and women aged 18-34. For teen consumers at the point of entry into the category, we utilize teen print advertising. For women aged 18-34, we rely on television advertising to communicate the important message that PAMPRIN provides more complete relief from menstrual symptoms than regular headache medicine. For these brands we also use point of entry sampling to gain trial and awareness among the female target audience.

SEASONAL PRODUCTS

     We market several seasonal brands, the bulk of whose sales typically occur in the first two quarters of our fiscal year. Our seasonal brands include BULLFROG, ULTRASWIM and SUN-IN. BULLFROG is a line of waterproof sunscreens and sunblocks. We support this brand through network and spot radio advertising and by unique sponsorships of baseball teams located in sun markets throughout the United States. ULTRASWIM is our line of chlorine removing shampoos and conditioners. We support this brand through print advertising targeted to competitive, recreational and exercise swimmers and triathletes and through event sponsorships with targeted sampling programs. SUN-IN, a hair lightener, is available in two varieties of spray-on and a highlighting gel, Super Streaks, and is supported by print advertising in teen magazines, an interactive web site and promotional prepacks.

OTHER PRODUCTS

     Our remaining products are smaller brands in a variety of niche markets. We generally attempt to maintain market share for these brands, while focusing the bulk of our marketing and product development efforts on our major brands. These smaller brands include HERPECIN-L, a lip care product that treats cold sores and protects lips from the harmful rays of the sun, and BENZODENT, a dental analgesic cream for pain related to dentures.

INTERNATIONAL MARKET OVERVIEW

     Historically, our international business has been concentrated in Canada, Europe and Central and South America, and represented 9.4% of our total revenues in fiscal 2002. Following our acquisition of SELSUN BLUE, which is currently sold in approximately 90 foreign countries and had $20,100,000 of international sales in 2001, our international business will be significantly larger. We plan to focus our efforts on expanding SELSUN BLUE'S international presence in the existing key markets, as well as new markets such as China and Japan. As we initially focus on the existing key markets, we may discontinue the sale of SELSUN BLUE in certain smaller markets and may experience a short term decrease in international sales of SELSUN BLUE. We also intend to leverage SELSUN BLUE'S international marketing and distribution network to launch some of our other brands in countries where they are not currently being sold. We have recently hired an experienced vice president of international operations to manage SELSUN BLUE'S international growth and develop new business opportunities for our existing brands. Abbott Laboratories will market, sell and distribute SELSUN BLUE products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay us royalties based on international net sales of SELSUN BLUE. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and we will record these international sales. We have completed the transition for certain key markets and expect to complete the transition for all other relevant foreign countries by March 2004. We have recently entered into distributor agreements for the distribution of SELSUN BLUE in Mexico, Italy and Australia and in parts of Asia previously covered by Abbott Laboratories.

     EUROPE

     Our European business is conducted through Chattem (U.K.) Limited, a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in various other worldwide locations. Manufacturing and packaging of the products are conducted principally in the United Kingdom with a limited number of ingredients sourced by us. Chattem (U.K.) uses a national broker in the United Kingdom while distributors are used to market and sell our products on the Western European continent and elsewhere. Due to the difficulty and expense involved in the registration of over-the-counter health care brands in the United Kingdom and Western Europe, Chattem (U.K.) markets only our toiletries and skin care products in these areas. Our products sold in Europe include SUN-IN, MUDD face and body products and ULTRASWIM. Cornsilk(R) is sold under a licensing arrangement with another company. SPRAY BLOND Spray-In Hair Lightener is marketed only on the European continent. Certain of our over-the-counter health care products are also sold by Chattem (U.K.) to customers in parts of Europe and in the Middle and Far East.

     CANADA

     Chattem (Canada) Inc. is a wholly-owned subsidiary based in Mississauga, Ontario, Canada which markets and distributes certain of our consumer products throughout Canada. The manufacturing of these products is principally done in our facilities in Chattanooga, Tennessee while some packaging is done in Mississauga. Chattem (Canada) utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include SELSUN Blue, GOLD BOND, PAMPRIN, MUDD, SUN-IN, ULTRASWIM, PHISODERM, ASPERCREME, FLEXALL and DEXATRIM.

     UNITED STATES EXPORT

     Our United States Export division services various distributors primarily located in the Caribbean and Central and South America. We distribute SELSUN BLUE, ICY HOT, GOLD BOND, PHISODERM, ASPERCREME and DEXATRIM into these markets with the primary focus being the development of our over-the-counter health care products.

Cornsilk(R) is the registered trademark of Del Laboratories, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATIONS
---------------------

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. Fiscal 2001 and 2000 amounts have been restated to give effect to the adoption of the provisions of EITF Issue Nos. 00-14 and 00-25 on December 1, 2001 and the two-for-one split of our common stock on November 29, 2002. In this discussion and analysis, our fiscal years ended November 30, 2000, November 30, 2001 and November 30, 2002 are referred to as fiscal 2000, fiscal 2001 and fiscal 2002, respectively. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described in our filings with the Securities and Exchange Commission.

GENERAL
-------

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter healthcare products, toiletries and dietary supplements, including such categories as topical analgesics, skin care products, appetite suppressants and medicated dandruff shampoos. Our portfolio of products includes well-recognized brands, such as:

     o  ICY HOT, ASPERCREME and FLEXALL topical analgesics;

     o  GOLD BOND medicated skin care powder, cream, lotion and spray products;

     o  PHISODERM medicated acne treatment products and skin cleansers;

     o  DEXATRIM appetite suppressants; and

     o SELSUN BLUE medicated dandruff shampoos.

Our products target niche markets that are often outside the core product areas of large companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our GOLD BOND medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which constituted 30.6% of our total revenues in fiscal 2002. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

We have grown by actively acquiring new brands and expanding our existing brands. Our strategy to achieve future growth is to acquire new brands, generate profitable internal growth and expand our international business.

Fiscal 2002 was highlighted by our acquisition of the SELSUN BLUE line of medicated dandruff shampoos in March 2002 from Abbott Laboratories. On March 28, 2002, we acquired SELSUN BLUE from Abbott Laboratories for $75,000,000 plus inventories of $1,380,000 and assumed liabilities of $1,178,000. We financed the acquisition with a $45,000,000 term loan under our senior credit facility and $31,380,000 of cash. We acquired worldwide rights (except in India) to manufacture, sell and market SELSUN BLUE plus related intellectual property and certain manufacturing equipment.

Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, are manufacturing the product for us domestically until June 2003, or such earlier date as we move production to our Chattanooga, Tennessee facilities, and internationally until March 2004, or such earlier date as we enter into our own agreements with contract manufacturers. Certain of our SELSUN BLUE product lines are presently being manufactured at our facilities. We generally pay Abbott Laboratories ten percent over standard manufacturing costs. Abbott Laboratories is also marketing, selling and distributing SELSUN BLUE products for us in certain foreign countries until we satisfy various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories initially pays us a royalty equal to 28% of international sales of SELSUN BLUE in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements are satisfied prior to our assumption of sales and marketing responsibility in such countries. Abbott Laboratories pays all costs and expenses related to the manufacture, marketing and sales of SELSUN BLUE in these countries. As we assume responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminates and we record these international sales directly, as well as the costs and expenses associated with these sales. We have completed the transition for certain key markets and expect to complete the transition for all other relevant foreign countries by March 2004.

In fiscal 2002, our international revenues were $21,042,000, or 9.4% of total revenues. In 2001, SELSUN BLUE was sold in approximately 90 countries, with aggregate international sales of $20,100,000, or approximately 50% of its total net sales. We plan to focus our efforts on expanding SELSUN BLUE'S international presence in the existing key markets, as well as new markets such as China and Japan. As we initially focus on the existing key markets, we may discontinue the sale of SELSUN BLUE in certain smaller markets and may experience a short term decrease in international sales of SELSUN BLUE. We also intend to leverage SELSUN BLUE'S international marketing and distribution network to launch other brands in countries where they are not currently being sold.

In connection with our acquisition of SELSUN BLUE, on March 28, 2002, we obtained a $60,000,000 senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A., as agent. The senior credit facility includes a $15,000,000 revolving credit facility and a $45,000,000 term loan. The senior credit facility together with our available cash was used to finance the acquisition of SELSUN BLUE.

Given the perceived safety concerns and the regulatory uncertainties relating to ephedrine, we have developed alternative formulations for DEXATRIM Natural and DEXATRIM Results to exclude ephedrine and on September 20, 2002 we discontinued the manufacturing and shipment of DEXATRIM Natural and DEXATRIM Results containing ephedrine. Our DEXATRIM products containing ephedrine may continue to be sold in the trade until our customers' existing supply of inventory is exhausted or until the products are returned to us. Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine could result in a return of products from retailers or our decision to accept product returns of DEXATRIM with ephedrine.

On January 12, 2002, Kmart Corporation, a customer of ours representing approximately 5% of our fiscal 2001 consolidated total revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of the filing, Kmart Corporation owed us approximately $1,200,000. In the first quarter of 2002, we increased our allowance for doubtful accounts by $1,000,000 for this potential loss. In the second quarter of fiscal 2002, we sold the $1,200,000 of accounts receivable related to Kmart Corporation to Bank of America, N.A. for approximately $0.34 for each $1.00. We continue to sell to Kmart Corporation at decreased volume levels and as of November 30, 2002 our receivables from Kmart Corporation were $796,000.

On October 29, 2002, our board of directors approved a two-for-one stock split of our common stock by means of a stock dividend of one share for each share held by shareholders of record on November 15, 2002 with a distribution date of November 29, 2002. As a result of the stock split, the number of outstanding shares of our common stock doubled.

During fiscal 2002, we repurchased, and returned to unissued, 79,200 shares of our common stock for $1,650,000 in accordance with our previously announced stock buyback program. In January 2003 our board of directors increased the total authorization to repurchase stock under our stock buyback program to $10,000,000.

We will continue to seek sales increases through a combination of acquisitions and internal growth while maintaining high operating income levels. As previously high-growth brands mature, sales increases will become even more dependent on acquisitions and development of successful line extensions. During fiscal 2002, we introduced DEXATRIM Results, GOLD BOND Foot Spray, PHISODERM CLEAR CONFIDENCE Acne Body Wash, PHISODERM CLEAR CONFIDENCE Acne Facial Masque and PHISODERM CLEAR CONFIDENCE Clear Swab. Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time, these products do not generate a commensurate amount of sales and/or earnings. As a result, we may experience a short-term impact on our profitability due to acquisitions and line extensions.


RESULTS OF OPERATIONS
---------------------

The following table sets forth, for income (loss) before extraordinary gain
(loss) and change in accounting principle and for the periods indicated, certain items from our consolidated statements of income expressed as a percentage of total revenues:

                                                      Year Ended November 30
                                                    --------------------------
                                                     2002      2001      2000
                                                    ------    ------    ------

TOTAL REVENUES..................................... 100.0%    100.0%    100.0%
                                                    -----     -----     -----

COST AND EXPENSES:
    Cost of sales..................................  28.1      29.0      34.4
    Advertising and promotion......................  30.6      34.0      33.7
    Selling, general and administrative............  18.0      18.7      14.1
                                                    -----     -----     -----
        Total costs and expenses...................  76.7      81.7      82.2
                                                    -----     -----     -----

INCOME FROM OPERATIONS                               23.3      18.3      17.8
                                                    -----     -----     -----

OTHER INCOME (EXPENSE):
    Interest expenses..............................  (9.5)    (12.0)    (16.4)
    Investment and other income(expense), net......  (0.1)      1.2       0.7
    Loss on product divestitures...................   --        --       (2.3)
                                                    -----     -----     -----
        Total other income (expense)...............  (9.6)    (10.8)    (18.0)
                                                    -----     -----     -----

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY
  GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE     13.7       7.5      (0.2)

PROVISION FOR (BENEFIT FROM) INCOME TAXES..........   5.2       2.8      (0.1)
                                                    -----     -----     -----

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN (LOSS)
  AND CHANGE IN ACCOUNTING PRINCIPLE...............   8.5%      4.7%     (0.1)%
                                                    =====     =====     =====


CRITICAL ACCOUNTING POLICIES
----------------------------

The selection and application of accounting principles and methods impact our financial results. Our most critical accounting policies are described below.

     Impairment Testing of Intangible Assets
     ---------------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. SFAS No. 142 requires this testing to be performed at least annually. These impairment tests are impacted by judgments as to future cash flows and brand performance. See Note 2 of Notes to Consolidated Financial Statements for a further discussion of SFAS No. 142.

     Product Return Reserves
     -----------------------

Revenue is recognized when our products are shipped to our customers. It is our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers occasionally return products for a variety of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product and shipping errors. We record an estimate of products to be returned by customers as a reserve against sales. We generally base this reserve on our historical returns experience and sales volume. Significant judgment is required when estimating the reserves for product returns.

For a summary of our significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements.


FISCAL 2002 COMPARED TO FISCAL 2001
-----------------------------------

Our total revenues in fiscal 2002, comprised of net sales and royalties from the international sales of SELSUN BLUE, increased $41,950,000, or 23.2%, to $223,116,000 from $181,166,000 for the previous fiscal year. The increase was largely the result of the acquisition of SELSUN BLUE in March 2002 and a net increase in sales of our other brands. The increase consisted of a $34,818,000, or 20.8%, increase in domestic consumer product sales to $202,074,000 in fiscal 2002 from $167,256,000 in fiscal 2001 and an increase of $7,132,000, or 51.3%, in international revenues to $21,042,000 in fiscal 2002 from $13,910,000 in fiscal 2001. Total revenues in fiscal 2002, excluding net sales and royalties from SELSUN BLUE, increased 12.2% over fiscal 2001.

Our topical analgesic portfolio produced a sales increase in fiscal 2002 as compared to fiscal 2001, principally attributable to the continued success of the ICY HOT Patch, introduced in the second quarter of fiscal 2001, as well as continued marketing support. We recorded sales increases in our topical analgesics portfolio in fiscal 2002 for ICY HOT, ASPERCREME, CAPZASIN and ARTHRITIS HOT, while FLEXALL and SPORTSCREME recorded sales declines. Sales increases were also recorded for DEXATRIM, behind the launch of DEXATRIM Results during fiscal 2002, GOLD BOND, driven by the GOLD BOND foot care products, and PHISODERM, due to the launch of three new PHISODERM acne products. In addition, GARLIQUE and NEW PHASE recorded sales increases in fiscal 2002. We recorded sales declines in fiscal 2002 for PAMPRIN, PREMSYN PMS, ULTRASWIM, MUDD and HERPECIN-L. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

International revenues from Canadian operations increased $663,000, or 11.0%, for fiscal 2002, and the United Kingdom business increased $2,796,000 or 40.5%. International revenues include $2,327,000 of royalties from the international sales of SELSUN BLUE. These royalties will continue through the transition period during which Abbott Laboratories is marketing, selling and distributing SELSUN BLUE for us internationally. The increase in Canadian sales was due primarily to the acquisition of SELSUN BLUE in March 2002 and strong sales of PHISODERM partially offset by declines in sales of our other brands. The increase in the United Kingdom business was driven by the success of our Eastern European distributor markets across several brands. This increase was partially offset by a decrease in the United Kingdom domestic business primarily as a result of reduced sales for SUN-IN, Cornsilk and ULTRASWIM. United States export sales increased $1,346,000, or 138.1%, primarily due to the acquisition of SELSUN BLUE in fiscal 2002. Sales variances were principally the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of total revenues was 28.1% in fiscal 2002 as compared to 29.0% in fiscal 2001. The percentage decrease of 0.9% in fiscal 2002 was the result of the inclusion in total revenues of royalty income from the international operations of SELSUN BLUE, as well as favorable manufacturing costs related to increased volume.

Advertising and promotion expenses were 30.6% of total revenues in fiscal 2002 as compared to 34.0% in fiscal 2001 due to our discontinuance of amortization of trademarks, partially offset by an increase in advertising spending. The cost of such expenses increased $6,573,000, or 10.7%, to $68,259,000 in fiscal 2002 from $61,686,000 in fiscal 2001. Increases in advertising and promotion expenses were recognized for CAPZASIN, ARTHRITIS HOT, DEXATRIM, PHISODERM, GOLD BOND and SUNSOURCE while declines were recognized for FLEXALL, ASPERCREME, PAMPRIN, PREMSYN PMS and ULTRASWIM.

Selling, general and administrative expenses increased $6,422,000, or 19.0%, to $40,212,000 in fiscal 2002 from $33,790,000 in fiscal 2001, but decreased as a percentage of total revenues from 18.7% to 18.0%. The dollar increase resulted from increased bad debt expense due to the $1,000,000 charge taken related to the bankruptcy filing of Kmart Corporation in January 2002, increased professional fees and other expenses of $500,000 related to our cancelled secondary stock offering as well as increases in the variable components of selling, general and administrative expenses.

Interest expense decreased $564,000, or 2.6%, to $21,292,000 in fiscal 2002 from $21,856,000 in fiscal 2001, primarily as a result of the retirement of $70,462,000 principal amount of our 8.875% Notes and the remaining outstanding principal balance of $29,145,000 of our 12.75% Notes in fiscal 2001, partially offset by the increased indebtedness incurred in connection with our acquisition of SELSUN BLUE in March 2002. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Investment and other income (expense) decreased $2,332,000, or 105.1%, to $(114,000) in fiscal 2002 compared to income of $2,218,000 in fiscal 2001 primarily due to decreased interest income from temporary investments due to the use of $31,380,000 of cash to purchase SELSUN BLUE in March 2002. We also recorded a charge of approximately $450,000 related to the write-off of deferred financing costs required after we made prepayments on our existing term loan.

Income before extraordinary items and cumulative effect of change in accounting principle was $18,900,000 in fiscal 2002 as compared to $8,395,000 in fiscal 2001. The increase was primarily the result of improved margins and increased operating leverage resulting from increased sales.

EBITDA, earnings before interest, taxes, depreciation and amortization, is a key standard used by us to measure operating performance, but may not be comparable to similarly titled measures reported by other companies. EBITDA is used to supplement operating income as an indicator of operating performance but is not an alternative to measures defined and required by generally accepted accounting principles. For fiscal 2002 EBITDA was $56,051,000 compared to $42,261,000 for fiscal 2001, a 32.6% increase. EBITDA margin (total revenues/EBITDA) increased from 23.3% of total revenues in fiscal 2001 to 25.1% in fiscal 2002.

FISCAL 2001 COMPARED TO FISCAL 2000
-----------------------------------

Our total revenues in fiscal 2001 decreased $36,872,000, or 16.9%, to $181,166,000 from $218,038,000 for the previous fiscal year. The decrease was largely the result of the sale of Ban(R) in September 2000 and the establishment of a product returns reserve of $9,600,000 for DEXATRIM with PPA and some of our SUNSOURCE products in fiscal 2000, partially offset by a net increase in sales of our other brands. The decrease consisted of a $34,250,000, or 17.0%, decrease in domestic consumer product sales from $201,506,000 in fiscal 2000 to $167,256,000 in fiscal 2001 and a decrease of $2,622,000, or 15.9%, in international sales to $13,910,000 in fiscal 2001 from $16,532,000 in fiscal
2000.

Our topical analgesic portfolio produced a sales increase in fiscal 2001 as compared to fiscal 2000, principally attributable to the success of the ICY HOT Patch, introduced in the second quarter of fiscal 2001, as well as related increases in advertising and promotional support. We recorded sales increases in our topical analgesic portfolio in fiscal 2001 for ICY HOT, ASPERCREME, CAPZASIN and ARTHRITIS HOT, while FLEXALL and SPORTSCREME recorded sales decreases. We recorded sales declines in fiscal 2001 for DEXATRIM, PAMPRIN, SUN-IN, PHISODERM and GOLD BOND, although GOLD BOND sales in the fourth quarter of fiscal 2001 exceeded those of the same prior year period. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

International sales from Canadian operations decreased $324,000, or 5.1%, for fiscal 2001, and the United Kingdom business decreased $1,210,000, or 14.9%. The decrease in Canadian sales was due primarily to the sale of Ban in September 2000, and the initial launch of GOLD BOND Medicated Lotion in fiscal 2000 which favorably impacted fiscal 2000 sales. The decrease in United Kingdom sales related to volume decreases in sales of SUN-IN, Ban and Cornsilk. United States export sales decreased $1,088,000, or 52.7%, primarily due to the sale of Ban in the fourth quarter of fiscal 2000. Sales variances were principally the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of total revenues was 29.0% in fiscal 2001 as compared to 34.4% in fiscal 2000. The 5.4% percentage decrease in fiscal 2001 was primarily the result of a write down of $2,800,000 for inventories of DEXATRIM with PPA and the establishment of a $1,300,000 inventory obsolescence reserve against our SUNSOURCE products and a product returns reserve of $9,600,000 for DEXATRIM with PPA and some of our SUNSOURCE products in fiscal 2000.

Advertising and promotion expenses were 34.0% of total revenues in fiscal 2001 as compared to 33.7% in fiscal 2000. The cost of such expenses decreased $11,750,000, or 16.0%, to $61,686,000 in fiscal 2001 from $73,436,000 in fiscal
2000. The decrease was primarily the result of the sale of Ban in the fourth quarter of fiscal 2000, partially offset by additional spending on other brands. The decrease in the percent of advertising and promotion to total revenues in fiscal 2001 as compared to fiscal 2000 was primarily due to charges to sales in the fourth quarter of 2000 of approximately $9,600,000 for allowances for returns.

Selling, general and administrative expenses increased $3,025,000, or 9.8%, to $33,790,000 in fiscal 2001 from $30,765,000 in fiscal 2000 and increased as a percentage of total revenues from

14.1% to 18.7%. The dollar increase was due to increased annual bonus, pension and insurance costs partially offset by decreased freight, selling commissions and bad debt expense. The increase in the percent of selling, general and administrative expenses to total revenues in fiscal 2001 as compared to fiscal 2000 was principally the result of the sale of Ban in the fourth quarter of fiscal 2000 and the net increase in dollar costs discussed above.

Interest expense decreased $13,873,000, or 38.8%, to $21,856,000 in fiscal 2001 from $35,729,000 in fiscal 2000, primarily as a result of payment of all of the outstanding revolver and term loan balances under our prior credit facility on September 15, 2000 and the retirement of $70,462,000 principal amount of our 8.875% Notes and the remaining outstanding principal balance of $29,145,000 of our 12.75% Notes in fiscal 2001.

Investment and other income increased $652,000, or 41.6%, to $2,218,000 in fiscal 2001 from $1,566,000 in fiscal 2000 primarily due to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the retirement of debt.

Income before extraordinary items and cumulative effect of change in accounting principle was $8,395,000 in fiscal 2001 as compared to a loss of $197,000 in fiscal 2000. The loss in fiscal 2000 resulted primarily from reduced sales related to the sale of Ban and the approximately $19,300,000 of charges recorded in the fourth quarter of fiscal 2000, primarily for DEXATRIM with PPA and the SUNSOURCE line of products.

EBITDA decreased 17.5% to $42,300,000 in fiscal 2001 as compared to $51,300,000 in fiscal 2000 due to the sale of Ban. EBITDA margin increased from 20.3% of total revenues in fiscal 2000 to 21.3% of total revenues in fiscal 2001. We no longer report cash earnings for periods after fiscal 2001 due to our discontinuance of amortization of goodwill beginning in the first quarter of fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

We have historically financed our operations and acquisitions with a combination of internally generated funds and borrowings. Our principal uses of cash are operating expenses, servicing and repayments of long-term debt, acquisitions, working capital, repurchases of our common stock, capital expenditures and payment of income taxes.

Net cash provided by operations was $34,726,000 for fiscal 2002 and $23,730,000 for fiscal 2001. The increase was primarily the result of an increase in accounts payable and accrued liabilities offset in part by an increase in accounts receivable.

Net cash used in investing activities was $79,201,000 in fiscal 2002 and $1,584,000 in fiscal 2001. The increase in cash used in investing activities in fiscal 2002 was principally due to the acquisition of SELSUN BLUE in March 2002. In fiscal 2002 capital expenditures totaled $3,785,000 compared to $1,854,000 in fiscal 2001. The increase was primarily the result of the purchase of machinery and equipment related to the acquisition of SELSUN BLUE in March 2002. Capital expenditures are expected to be approximately $5,000,000 in fiscal 2003.

Financing activities provided cash of $24,851,000 in fiscal 2002 as compared to net cash used by financing activities of $89,179,000 in fiscal 2001. The cash provided in fiscal 2002 consisted primarily of the proceeds from the $45,000,000 term loan obtained to partially fund the acquisition of SELSUN BLUE in March 2002, less repayments thereon, and proceeds from the exercise of stock options. In fiscal 2001 cash was used for repayment of all of the outstanding balance of our 12.75% Notes and the retirement of $70,462,000 principal amount of our 8.875% Notes.

Until June 30, 2003, we are obligated to pay an annual royalty on HERPECIN-L for the greater of $214,000 or 5% of the brand's annual net sales.

The following table presents certain working capital data at November 30, 2002 and 2001 or for the respective years then ended:

                  ITEM                                     2002          2001
                  ----                                     ----          ----

Working capital (current assets less current
  liabilities)(at period end)........................ $31,372,000   $53,579,000
Current ratio (current assets divided by current
  liabilities)(at period end)........................      1.76          3.20
Quick ratio (cash and cash equivalents and
  receivables divided by current liabilities)
  (at period end)....................................      1.01          2.32
Average accounts receivable turnover for the
  period then ended..................................      9.49          5.89
Average inventory turnover for the period then
  ended..............................................      3.80          3.58
Working capital as a percentage of total assets
  (at period end)....................................      8.82%        17.88%

The decrease in working capital, the current and quick ratios and working capital as a percentage of total assets at November 30, 2002 as compared to November 30, 2001 was primarily due to the reduction in cash and cash equivalents in connection with the acquisition of SELSUN BLUE in March 2002 and the prepayment of principal of our term loan.

Total long-term debt outstanding at November 30, 2002 was $217,458,000 compared to $204,740,000 at November 30, 2001. The net increase of $12,718,000 in fiscal 2002 reflects borrowings of $45,000,000 under the term loan of our senior credit facility that, together with cash of $31,380,000, was used to finance the acquisition of SELSUN BLUE in March 2002, less repayments and current maturities thereon. For a description of our senior credit facility, see Note 4 of Notes to Consolidated Financial Statements.

Days' sales outstanding in accounts receivable were 41 at both November 30, 2002 and 2001. Our domestic days' sales outstanding were 38 at both November 30, 2002 and 2001.

As of November 30, 2002 the remaining amount authorized by our board of directors under our stock buyback plan was $4,775,000; however, we are limited in our ability to repurchase shares due to restrictions under the terms of the indenture with respect to which our 8.875% Notes were issued and under the terms of our senior credit facility. In January 2003, our board of directors increased the amount authorized under our stock buyback plan to $10,000,000.

As of February 21, 2003, we have been named as a defendant in approximately 302 lawsuits involving claims by approximately 1,357 plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine, which was an active ingredient in most of our DEXATRIM products until November 2000. See Note 9 of Notes to Consolidated Financial Statements for a discussion of these lawsuits.

We believe that cash provided by operating activities, our cash and cash equivalents balance and funds available under the revolver of our senior credit facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. It is likely that any acquisitions that we make in the future will require us to obtain additional financing.

CONTRACTUAL OBLIGATIONS
-----------------------

The following data summarizes our contractual obligations as of November 30, 2002. We had no commercial obligations at that date.

                                       Payments due by period
                      ---------------------------------------------------------
Contractual                      Within
Obligations:            Total    1 year   2-3 years   4-5 years   After 5 years
                      --------   ------   ---------   ---------   -------------
  Long-term debt      $224,538   $7,250    $12,750      $  --        $204,538
  Operating leases      2,395      303        404         391          1,297
                      --------   ------    -------      ------       --------
  Total               $226,933   $7,553    $13,154      $  391       $205,835
                      ========   ======    =======      ======       ========

FOREIGN OPERATIONS
------------------

Historically, our primary foreign operations have been conducted through our Canadian and United Kingdom subsidiaries. The currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." For the years ended November 30, 2002 and 2001, these subsidiaries accounted for 7.4% and 7.1% of total revenues, respectively, and 3.1% and 3.5% of total assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada and the United Kingdom or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payments between us and our two foreign subsidiaries. Following our acquisition of SELSUN BLUE, which is sold in approximately 90 foreign countries, and had $20,100,000 of international sales in 2001, our international business operations will expand significantly, which will increase our exposure to fluctuations in foreign exchange rates. During fiscal 2002 a large portion of these foreign sales was reflected as royalties, which have been paid to us in U.S. dollars. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results. Losses of $69,000 and $7,000 for the years ended November 30, 2002 and 2001, respectively, resulted from foreign currency transactions. See "Foreign Currency Translation" in Note 2 of Notes to Consolidated Financial Statements.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities"("SOP 98-5"). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as the cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $542,000, or $.03 per diluted share, in the first quarter of fiscal 2000.

In September 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 was effective beginning in the fourth quarter of fiscal 2001 and addressed the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Otherwise, costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. We classify shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for fiscal 2002, fiscal 2001 and fiscal 2000 was $5,868,000, $5,551,000 and $7,644,000, respectively. The adoption of this pronouncement in fiscal 2001 did not have an impact on our results of operations or financial position in fiscal 2002 or fiscal 2001.

In November 2000, the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14"). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14 the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. In prior periods, we recognized all sales incentives as an advertising and promotion expense. Although this pronouncement has not had any impact on our results of operations or financial position, the presentation prescribed has the effect of reducing net sales and advertising and promotion expense in comparison to prior years. We adopted the provisions of EITF 00-14 beginning in the first quarter of fiscal 2002. See "Recent Accounting Pronouncements" of Note 2 of Notes to Consolidated Financial Statements for a discussion of the impact of the adoption of the provisions of this pronouncement.

In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. Accordingly, we discontinued the amortization of the cost of these intangible assets. The discontinuation of this amortization favorably affected net income in fiscal 2002 by $3,456,000, net of income tax benefit, or $0.18 per diluted share. Had the Company not amortized these intangibles during fiscal 2001 and 2000, income before extraordinary gain
(loss) and change in accounting principle and net income for the fiscal years ended November 30, 2001 and 2000 would have been $3,455,000 and $5,496,000 higher than the reported amounts, respectively, and diluted earnings per share would have been $0.19 and $0.29 higher than the reported amounts, respectively. Also in connection with the adoption of SFAS No. 142, we obtained independent appraisals to determine the fair value of the intangible assets at December 1, 2001 and compared their fair values with the carrying values to determine the write-down of $8,877,000, net of income tax benefit of $5,440,000, or $0.46 per diluted share. The write-down was primarily related to our SUNSOURCE product line, which experienced a decline in sales volume from the level at its initial purchase in 1997, and to a lesser degree our DEXATRIM product line which discontinued the marketing of one of its products in fiscal 2000. This adjustment is shown as a cumulative effect of change in accounting principle in the consolidated statement of income for the year ended November 30, 2002.

In July 2001, the EITF finalized EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF 00-25"). Under the provisions of EITF Issue No. 00-25 we are required to reclassify certain marketing and selling expenses as reductions of net sales. Our operating income and financial position, therefore, will not be affected. We adopted the provisions of EITF 00-25 beginning in the first quarter of fiscal 2002. EITF Issue Nos. 00-14 and 00-25 have been codified in EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer."

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections", ("SFAS 145"). SFAS 145, which will be adopted by us effective December 1, 2002, will require us to classify gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4. We will also be required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. Our results of operations, financial position and cash flows, therefore, will not be affected.

SUBSEQUENT EVENT
----------------

During the first quarter of fiscal 2003, we repurchased, and returned to unissued, 103,000 shares of our common stock for $1,579,000.


FORWARD-LOOKING STATEMENTS
--------------------------

We may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange

Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. The forward-looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections for us. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions of the forward-looking statements include, but are not limited to existing and possible additional future product liability claims relating to the prior existence of PPA in DEXATRIM; the possible effect of the negative public perception resulting from product liability claims on sales of DEXATRIM products without PPA; the lack of availability, limits of coverage and expense related to product liability insurance; the reduction of available insurance coverage as proceeds are used to fund any product liability settlements or awards; the possibility of other product liability claims including claims relating to the existence of ephedrine in DEXATRIM products; our ability to fund liabilities from product liability claims greater than our insurance coverage or outside the scope of our insurance coverage; the impact of brand acquisitions and divestitures; extraordinary gains or losses resulting from financings or debt repayments; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; our ability to integrate SELSUN BLUE into our own operations; our ability to sell and market SELSUN BLUE internationally where we have only limited experience and infrastructure; constraints resulting from our financial condition, including the degree to which we are leveraged, debt service requirements and restrictions under indentures and loan agreements; government regulations; risks of loss of material customers; public perception regarding our products; dependence on third party manufacturers; environmental matters; and other risks described in our Securities and Exchange Commission filings.

                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

This selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. The following data for fiscal 1998 through 2001 has been restated to give effect to the adoption of the provisions of EITF Issue Nos. 00-14 and 00-25 on December 1, 2001 and the effect of a two-for-one split of the Company's common stock on November 29, 2002.

                                                     Year Ended November 30,
                                   ---------------------------------------------------------
                                      2002        2001        2000        1999        1998
                                   ---------   ---------   ---------   ---------   ---------
INCOME STATEMENT DATA:
TOTAL REVENUES..................    $223,116    $181,166    $218,038    $280,278    $200,460

OPERATING COSTS AND
  EXPENSES......................     171,228     147,988     179,158     208,077     155,241
                                   ---------   ---------   ---------   ---------   ---------

INCOME FROM OPERATIONS..........      51,888      33,178      38,880      72,201      45,219

OTHER EXPENSE, NET..............     (21,406)    (19,638)    (39,181)    (35,993)    (16,247)
                                   ---------   ---------   ---------   ---------   ---------

INCOME (LOSS) BEFORE INCOME
  TAXES, EXTRAORDINARY GAIN
  (LOSS) AND CHANGE IN
  ACCOUNTING PRINCIPLE..........      30,482      13,540        (301)     36,208      28,972

PROVISION FOR (BENEFIT FROM)
  INCOME TAXES..................      11,582       5,145        (104)     13,667      10,844
                                   ---------   ---------   ---------   ---------   ---------

INCOME (LOSS) BEFORE
  EXTRAORDINARY GAIN (LOSS)
  AND CHANGE IN ACCOUNTING
  PRINCIPLE.....................   $  18,900   $   8,395   $    (197)  $  22,541   $  18,128
                                   =========   =========   =========   =========   =========

PER SHARE DATA:

INCOME (LOSS) PER DILUTED SHARE
 BEFORE EXTRAORDINARY GAIN (LOSS)
 AND CHANGE IN ACCOUNTING
 PRINCIPLE......................   $     .98   $     .47   $    (.01)  $    1.13   $     .93
                                   =========   =========   =========   =========   =========

BALANCE SHEET DATA:
  (At End of Year)

TOTAL ASSETS....................   $ 355,563   $ 299,673   $ 402,076   $ 491,624   $ 369,012
                                   =========   =========   =========   =========   =========

LONG-TERM DEBT, less
  current maturities............   $ 217,458   $ 204,740   $ 304,077   $ 358,950   $ 273,913
                                   =========   =========   =========   =========   =========

MARKET PRICES

Our common stock is quoted on the Nasdaq National Market under the symbol "CHTT." The table below sets forth the high and low closing sales prices of our common stock (adjusted for the effect of the two-for-one split of our common stock on November 29, 2002) as reported on the Nasdaq National Market for the periods indicated.

                                            High             Low
                                          -------          -------
Fiscal 2002:
    First Quarter..................       $ 9.990          $ 6.750
    Second Quarter.................        16.250            8.105
    Third Quarter..................        19.870           12.840
    Fourth Quarter.................        22.800           17.340

Fiscal 2001:
    First Quarter..................       $ 5.000          $ 2.375
    Second Quarter.................         5.350            3.844
    Third Quarter..................         6.750            4.250
    Fourth Quarter.................         8.145            4.760


As of February 21, 2003, there were approximately 2,500 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2002 AND 2001
                                 (IN THOUSANDS)


ASSETS                                                        2002         2001
                                                         ---------    ---------
CURRENT ASSETS:
  Cash and cash equivalents...........................   $  15,924    $  35,445
  Accounts receivable, less allowance for doubtful
    accounts of $962 in 2002 and $500 in 2001.........      25,673       20,860
  Refundable and deferred income taxes................       9,837        4,646
  Inventories.........................................      18,769       14,260
  Prepaid expenses and other current assets...........       2,184        2,667
                                                         ---------    ---------
     Total current assets.............................      72,387       77,878
                                                         ---------    ---------

PROPERTY, PLANT AND EQUIPMENT, NET....................      26,658       26,275
                                                         ---------    ---------

OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
    product rights, net...............................     245,787      185,373
  Debt issuance costs, net............................       7,126        7,665
  Other...............................................       3,605        2,482
                                                         ---------    ---------
     Total other noncurrent assets ...................     256,518      195,520
                                                         ---------    ---------
        TOTAL ASSETS..................................   $ 355,563    $ 299,673
                                                         =========    =========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
                           NOVEMBER 30, 2002 AND 2001
                                 (IN THOUSANDS)


LIABILITIES AND SHAREHOLDERS' EQUITY                        2002         2001
                                                         ---------    ---------

CURRENT LIABILITIES:
  Current maturities of long-term debt................   $   7,250    $    --
  Accounts payable....................................      12,209        9,010
  Payable to bank.....................................         452          151
  Accrued liabilities.................................      21,104       15,138
                                                         ---------    ---------
     Total current liabilities........................      41,015       24,299
                                                         ---------    ---------

LONG-TERM DEBT, less current maturities...............     217,458      204,740
                                                         ---------    ---------

DEFERRED INCOME TAXES.................................      20,744       16,251
                                                         ---------    ---------

OTHER NONCURRENT LIABILITIES..........................       1,602        1,765
                                                         ---------    ---------

COMMITMENTS AND CONTINGENCIES (Notes 4 and 9)

SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
    authorized 1,000, none issued.....................        --           --
  Common shares, without par value, authorized
     50,000, issued 19,177 in 2002 and 17,946
     in 2001..........................................      79,313       67,828
  Accumulated deficit.................................      (1,097)     (11,120)
                                                         ---------    ---------
                                                            78,216       56,708

  Unamortized value of restricted common
     shares issued....................................      (1,713)        (859)
  Cumulative other comprehensive income:
   Foreign currency translation
     adjustment.......................................      (1,759)      (2,231)
   Minimum pension liability adjustment,
     net of income taxes..............................        --         (1,000)
                                                         ---------    ---------
     Total shareholders' equity.......................      74,744       52,618
                                                         ---------    ---------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......   $ 355,563    $ 299,673
                                                         =========    =========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED NOVEMBER 30, 2002, 2001 AND 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               2002         2001         2000
                                            ---------    ---------    ---------
TOTAL REVENUES:
  Net sales..............................   $ 220,789    $ 181,166    $ 218,038
  Royalties..............................       2,327         --           --
                                            ---------    ---------    ---------
     Total revenues......................     223,116      181,166      218,038
                                            ---------    ---------    ---------

COSTS AND EXPENSES:
  Cost of sales..........................      62,757       52,512       74,957
  Advertising and promotion..............      68,259       61,686       73,436
  Selling, general and administrative....      40,212       33,790       30,765
                                            ---------    ---------    ---------
     Total costs and expenses............     171,228      147,988      179,158
                                            ---------    ---------    ---------

INCOME FROM OPERATIONS...................      51,888       33,178       38,880
                                            ---------    ---------    ---------

OTHER INCOME (EXPENSE):
  Interest expense.......................     (21,292)     (21,856)     (35,729)
  Investment and other income
    (expense), net.......................        (114)       2,218        1,566
  Loss on product divestitures...........        --           --         (5,018)
                                            ---------    ---------    ---------
     Total other income (expense)........     (21,406)     (19,638)     (39,181)
                                            ---------    ---------    ---------

INCOME (LOSS) BEFORE INCOME TAXES,
 EXTRAORDINARY GAIN (LOSS) AND CHANGE
 IN ACCOUNTING PRINCIPLE.................      30,482       13,540         (301)

PROVISION FOR (BENEFIT FROM)
 INCOME TAXES............................      11,582        5,145         (104)
                                            ---------    ---------    ---------

INCOME (LOSS) BEFORE EXTRAORDINARY
 GAIN (LOSS) AND CHANGE IN ACCOUNTING
 PRINCIPLE...............................      18,900        8,395         (197)

EXTRAORDINARY GAIN (LOSS) ON EARLY
 EXTINGUISHMENT OF DEBT, NET OF
 INCOME TAXES............................        --          6,948         (920)

CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE, NET
 OF INCOME TAX BENEFIT...................      (8,877)        --           (542)
                                            ---------    ---------    ---------

NET INCOME (LOSS)........................   $  10,023    $  15,343    $  (1,659)
                                            =========    =========    =========

NUMBER OF COMMON SHARES:
  Weighted average outstanding - basic...      18,607       17,854       18,822
                                            =========    =========    =========

  Weighted average and potential
   dilutive outstanding..................      19,344       18,076       18,822
                                            =========    =========    =========

NET INCOME (LOSS) PER COMMON SHARE:
  Basic:
   Income (loss) before extraordinary
    gain (loss) and change in accounting
    principle............................   $    1.02    $     .47    $    (.01)
   Extraordinary gain (loss).............        --            .39         (.05)
   Change in accounting principle........        (.48)        --           (.03)
                                            ---------    ---------    ---------
      Total basic........................   $     .54    $     .86    $    (.09)
                                            =========    =========    =========

  Diluted:
   Income (loss) before extraordinary
    gain (loss) and change in accounting
    principle............................   $     .98    $     .47    $    (.01)
   Extraordinary gain (loss).............        --            .38         (.05)
   Change in accounting principle........        (.46)        --           (.03)
                                            ---------    ---------    ---------
      Total diluted......................   $     .52    $     .85    $    (.09)
                                            =========    =========    =========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 2002, 2001 AND 2000
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      Unamortized                Minimum
                                                                       Value of     Foreign      Pension
                                                                      Restricted    Currency    Liability
                                              Common    Accumulated Common Shares Translation  Adjustment,
                                              Shares      Deficit       Issued     Adjustment      Net         Total
                                            ---------    ---------    ---------    ----------   ---------    ---------
Balance, November 30, 1999...............   $  74,871    $ (24,804)   $    --      $  (1,366)   $    --      $  48,701

  Comprehensive loss:
     Net loss............................        --         (1,659)        --           --           --         (1,659)
     Foreign currency translation
       adjustment........................        --           --           --           (806)        --           (806)
                                                                                                             ---------
     Total comprehensive loss............                                                                       (2,465)

  Stock options exercised................         853         --           --           --           --            853

  Stock repurchases......................      (9,489)        --           --           --           --         (9,489)

  Issuance of 6,624 common shares for
   non-employee directors' compensation..          53         --           --           --           --             53
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance, November 30, 2000...............      66,288      (26,463)        --         (2,172)        --         37,653

  Comprehensive income (loss):
     Net income..........................        --         15,343         --           --           --         15,343

     Foreign currency translation
       adjustment........................        --           --           --            (59)        --            (59)
     Minimum pension liability
       adjustment, net...................        --           --           --           --         (1,000)      (1,000)
                                                                                                             ---------
     Total comprehensive income (loss)...        --           --           --           --           --         14,284

Stock options exercised..................         682         --           --           --           --            682

Stock repurchases........................        (174)        --           --           --           --           (174)

Issuance of 13,200 common shares for
  non-employee directors' compensation...          39         --           --           --           --             39

Issuance of 200,000 shares of
  restricted common stock at a
  weighted-average value of $4.965
  per share..............................         993         --           (993)        --           --           --

Amortization of value of restricted
  common shares issued...................        --           --            134         --           --            134
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance, November 30, 2001...............      67,828      (11,120)        (859)      (2,231)      (1,000)      52,618

  Comprehensive income:
     Net income..........................        --         10,023         --           --           --         10,023

     Foreign currency translation
       adjustment........................        --           --           --            472         --            472

     Minimum pension liability
       adjustment, net...................        --           --           --           --          1,000        1,000
                                                                                                             ---------
     Total comprehensive income..........                                                                       11,495

  Stock options exercised................      11,973         --           --           --           --         11,973

  Stock repurchases......................      (1,650)        --           --           --           --         (1,650)

  Issuance of 3,826 common shares for
   non-employee directors' compensation..          36         --           --           --           --             36

  Issuance of 50,000 shares of
   restricted common stock at a
   value of $22.515 per share............       1,126         --         (1,126)        --           --           --

  Amortization of value of restricted
   common shares issued..................        --           --            272         --           --            272
                                            ---------    ---------    ---------    ---------    ---------    ---------
  Balance, November 30, 2002.............   $  79,313    $  (1,097)   $  (1,713)   $  (1,759)   $    --      $  74,744
                                            =========    =========    =========    =========    =========    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED NOVEMBER 30, 2002, 2001 AND 2000
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                               2002         2001         2000
                                            ---------    ---------    ---------
OPERATING ACTIVITIES:
  Net income (loss)......................   $  10,023    $  15,343    $  (1,659)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
     Depreciation and amortization.......       5,816       10,241       14,943
     Deferred income tax provision
      (benefit)..........................       8,165       11,362       (5,734)
     Loss on product divestitures........        --           --          5,018
     Extraordinary (gain) loss on early
      extinguishment of debt, net........        --         (6,948)         920
     Cumulative effect of change in
      accounting principle, net..........       8,877         --            542
     Stock option charge.................         175          525          525
     Other, net..........................         269          (61)          15
     Changes in operating assets and
      liabilities, net of acquisitions
      and divestitures:
       Accounts receivable...............      (4,813)      19,831       14,341
       Refundable income taxes...........       1,044         --           --
       Inventories.......................      (4,509)         792        7,240
       Prepaid expenses and other
        current assets...................         483       (1,793)      (1,538)
       Accounts payable and accrued
        liabilities......................       9,196      (25,562)      (8,106)
                                            ---------    ---------    ---------
           NET CASH PROVIDED BY OPERATING
             ACTIVITIES..................      34,726       23,730       26,507
                                            ---------    ---------    ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and
    equipment............................      (3,785)      (1,854)      (5,673)
  Purchases of patents, trademarks and
    other product rights.................     (75,040)        (277)        --
  Proceeds from product divestitures.....        --          1,179      160,000
  Proceeds from sales of property,
    plant and equipment..................        --             95           11
  Increase in other assets...............        (376)        (727)      (1,542)
                                            ---------    ---------    ---------

           NET CASH PROVIDED BY (USED IN)
             INVESTING ACTIVITIES........     (79,201)      (1,584)     152,796
                                            ---------    ---------    ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt............     (25,000)     (83,746)     (95,000)
  Proceeds from long-term debt...........      45,000         --         29,000
  Payment of consent fees and other
   costs related to repayment of
   long-term debt........................        --         (4,000)        --
  Change in payable to bank..............         301       (1,378)      (3,376)
  Repurchase of common shares............      (1,650)        (174)      (9,489)
  Proceeds from exercise of stock
   options...............................       7,346          119          237
  Debt issuance costs....................      (1,146)        --           (363)
                                            ---------    ---------    ---------
           NET CASH PROVIDED BY (USED IN)
             FINANCING ACTIVITIES........      24,851      (89,179)     (78,991)
                                            ---------    ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS...................         103          (56)         (86)
                                            ---------    ---------    ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year.......     (19,521)     (67,089)     100,226
  At beginning of year...................      35,445      102,534        2,308
                                            ---------    ---------    ---------
  At end of year.........................   $  15,924    $  35,445    $ 102,534
                                            =========    =========    =========
SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Additions to trademarks and other
   product rights by assumption of
   certain liabilities...................   $   1,178    $    --      $    --
  Issuance of 50,000 shares of restricted
   common stock at a value of  $22.515
   per share in 2002 and 200,000 shares
   at a weighted average value of
   $4.965 per share in 2001..............   $   1,126    $     993    $    --


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALL MONETARY AMOUNTS ARE EXPRESSED IN THOUSANDS OF DOLLARS UNLESS CONTRARILY EVIDENT. UNLESS OTHERWISE INDICATED, THE NUMBER OF SHARES OF THE COMPANY'S COMMON STOCK AND RELATED PER SHARE COMPUTATIONS INCLUDED IN THESE FINANCIAL STATEMENTS AND NOTES THERETO HAVE BEEN ADJUSTED TO REFLECT THE TWO-FOR-ONE SPLIT OF THE COMPANY'S COMMON STOCK ON NOVEMBER 29, 2002.

(1)  NATURE OF OPERATIONS
     --------------------

     Chattem, Inc. and its wholly-owned subsidiaries (the "Company") market and manufacture branded over-the-counter ("OTC") health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States and in various markets in approximately 90 countries throughout the world.

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

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. The Company capitalized interest of $31 in 2000. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2002, 2001 and 2000 was $3,061, $2,618 and $2,504, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

     The costs of acquired patents and other purchased product rights are capitalized and amortized over their respective useful lives, generally 5 years. Prior to the adoption of SFAS 142 (see below) trademarks were amortized over 40 years. Total accumulated amortization of these assets at November 30, 2002 and 2001 was $1,003 and $28,090, respectively. Amortization expense for 2002, 2001 and 2000 was $268, $5,783 and $9,151, respectively. Royalty expense related to other purchased product rights for 2002, 2001 and 2000 was $513, $180, and $23, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

     In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other Intangible Assets ("SFAS 142"). The provisions of SFAS 142, which were adopted by the Company on December 1, 2001, require the Company to discontinue the amortization of the cost of intangible assets with indefinite lives and also require certain fair value based tests of the carrying value of indefinite lived intangible assets. See "Recent Accounting Pronouncements" of this footnote.

     Prior to the adoption of SFAS 142, the Company evaluated whether events and circumstances had occurred that indicated the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicated that long-lived assets should have been evaluated for possible impairment, the Company used an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets were recoverable. In connection with the Company's sale of Norwich Aspirin in fiscal 2001, the Company determined an impairment had occurred in fiscal 2000, resulting in a charge of $810 in that year.

DEBT ISSUANCE COSTS

     The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $1,685, $1,143 and $1,565 in 2002, 2001 and 2000, respectively. Accumulated amortization of these costs was $4,300 and $3,104 at November 30, 2002 and 2001, respectively.

PAYABLE TO BANK

     Payable to bank includes checks outstanding in excess of certain cash balances.

REVENUE RECOGNITION

     Revenue is recognized when the Company's products are shipped to its customers.

     It is the Company's policy across all classes of customers that all sales are final. As is common in the consumer products industry, product is returned by the customer due to a number of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product, shipping error, etc. The Company maintains and evaluates an allowance for returns and will record a return upon receipt of the product or deduction from remittance by the customer.

PRODUCT DEVELOPMENT

     Product development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,761, $1,664, and $1,901 in 2002, 2001 and 2000, respectively.

ADVERTISING EXPENSES

     The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2002, 2001 and 2000 was $48,953, $40,516, and $46,028, respectively. At November
30, 2002 and 2001, the Company reported $575 and $857, respectively, of advertising paid for in 2002 and 2001 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

NET INCOME PER COMMON SHARE

     For the years ended November 30, 2002, 2001 and 2000 the weighted average and potential dilutive number of common shares outstanding consisted of the following (in thousands):

                                               2002         2001         2000
                                            ---------    ---------    ---------
Weighted average common shares
  outstanding............................      18,607       17,854       18,822
Potential dilutive shares from:
  Stock options..........................         644          190         --
  Restricted common shares...............          93           32         --
                                            ---------    ---------    ---------
Weighted average and potential
  dilutive common shares
  outstanding (1)........................      19,344       18,076       18,822
                                            =========    =========    =========

     (1) Because their effects are anti-dilutive, excludes shares issuable under stock option plans whose grant price was greater than the average market price of common shares outstanding as follows: 86,000 shares in 2002 and 960 shares in 2001. Due to the net loss sustained in 2000, the impact of stock options outstanding was anti-dilutive in that year.

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

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company was not a party to any interest rate swap agreements at November 30, 2002 and 2001. On December 1, 2001 the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Transactions", which had no effect on the results of operations and financial position of the Company in fiscal 2002 and 2001, respectively.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short-term cash investments. The Company's exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers' financial position but generally requires no collateral from its customers. The Company's largest customer accounted for 28%, 26% and 24% of consolidated sales in 2002, 2001 and 2000, respectively. No other customer exceeded 10% of the Company's consolidated sales during the period . Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments.

     On January 22, 2002 Kmart Corporation ("Kmart"), a customer of the Company representing approximately 5% of fiscal 2001 consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing did not impact the Company's results of operations and financial position for fiscal 2001. At the time of the filing Kmart owed the Company approximately $1,200. In the first quarter of fiscal 2002 the Company established an allowance for doubtful accounts of $1,000 to cover its estimated bad debt related to Kmart. In the second quarter of fiscal 2002 the Company sold its receivable from Kmart to a financial institution for $367. The Company continues to sell to Kmart at decreased volume levels and as of November 30, 2002, the Company's receivables from Kmart were approximately $796.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities"("SOP 98-5"). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as a cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $542, or $.03 per diluted share, in the first quarter of fiscal 2000.

     In September 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). EITF 00-10 was effective the fourth quarter of 2001 and addressed the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. The Company classifies shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for 2002, 2001 and 2000 was $5,868, $5,551 and

$7,644, respectively. The adoption of this pronouncement in 2001 did not have an impact on the results of operations or the financial position of the Company.

     In November 2000, the EITF finalized EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14"). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, "buy one get one free" promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. In prior periods, the Company recognized all sales incentives as an advertising and promotion expense. Although this pronouncement has not had any impact on the results of operations or financial position of the Company, the presentation prescribed has the effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company adopted the provisions of EITF 00-14 for all periods presented in the first quarter of fiscal 2002.

     In June 2001, the FASB issued SFAS No.142, "Goodwill and Other Intangible Assets". The provisions of SFAS No. 142, which were adopted by the Company on December 1, 2001, require the Company to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. Accordingly, the Company discontinued the amortization of the cost of these intangible assets. The discontinuation of this amortization favorably affected net income in fiscal 2002 by $3,456, net of income tax benefit, or $.18 per diluted share. Had the Company not amortized these intangibles during fiscal 2001 and 2000, income before extraordinary gain (loss) and change in accounting principle and net income for the fiscal years ended November 30, 2001 and 2000 would have been $3,455 and $5,496 higher than the reported amounts, respectively, and diluted earnings per share would have been $.19 and $.29 higher than the reported amounts, respectively. Also in connection with the adoption of SFAS No.142, the Company obtained independent appraisals to determine the fair value of the intangible assets at December 1, 2001 and compared their fair values with the carrying values to determine a write-down of $8,877, net of income tax benefit of $5,440, or $.46 per diluted share. The write-down was primarily related to the Company's SUNSOURCE product line which experienced a decline in sales volume since its initial purchase in 1997 and to a lesser degree the Company's DEXATRIM product line which discontinued the marketing of one of its products in fiscal 2000. This adjustment is shown as a cumulative effect of change in accounting principle in the consolidated statement of income for the year ended November 30, 2002.

     Estimated future amortization expense for intangible assets subject to amortization is as follows:

                  2003...................   $250
                  2004...................    250
                  2005...................    250
                  2006...................    250
                  2007...................     83

     In July 2001, the EITF finalized EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF 00-25"). Under the provisions of EITF 00-25 the Company is required to reclassify certain marketing and selling expenses as reductions of net sales. The results of operations and the financial position of the Company, therefore, will not be affected. The Company adopted the provisions of EITF 00-25 for all periods presented in the first quarter of fiscal 2002. EITF Issue Nos. 00-14 and 00-25 have been codified in EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer."

     In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145, which will be adopted by the Company effective December 1, 2002, will require the Company to classify gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4. The Company will also be required to reclassify any gain or loss on extinguishment of debt previously classified as extraordinary items in prior periods presented. The results of operations, financial position and cash flows of the Company, therefore, will not be affected.

     The following table presents the impact of the adoption of the provisions of EITF Issue Nos. 00-14 and 00-25, discussed above, on the consolidated statements of income for the years ended November 30, 2002, 2001 and 2000 respectively:

                                                     Advertising     Selling,
                                                         and       General and
                                                      Promotion   Administrative
                                        Net Sales      Expense       Expense
                                        ---------     ---------     ---------
  For the Year Ended
    November 30, 2002:
    Previous reporting basis.........   $ 236,274     $  82,724     $  41,232
    Impact of adopting
     accounting changes..............      15,485        14,465         1,020
                                        ---------     ---------     ---------
    Current reporting basis..........   $ 220,789     $  68,259     $  40,212
                                        =========     =========     =========
  For the Year Ended
    November 30, 2001:
    Previous reporting basis.........   $ 198,300     $  77,964     $  34,646
    Impact of adopting
     accounting changes..............      17,134        16,278           856
                                        ---------     ---------     ---------
    Current reporting basis..........   $ 181,166     $  61,686     $  33,790
                                        =========     =========     =========
  For the Year Ended
    November  30, 2000:
    Previous reporting basis.........   $ 252,699     $ 106,868     $  31,994
    Impact of adopting
     accounting changes..............      34,661        33,432         1,229
                                        ---------     ---------     ---------
    Current reporting basis..........   $ 218,038     $  73,436     $  30,765
                                        =========     =========     =========

     Appropriate adjustments have likewise been made in the consolidating statements of income for the years ended November 30, 2002, 2001 and 2000, respectively. (See Note 15 of Notes to Consolidated Financial Statements). The Company's results of operations for the years ended November 30, 2002, 2001 and 2000 respectively, and its financial position at November 30, 2002 and 2001, respectively, were not affected by the adoption of the provisions of these two pronouncements.

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

(3) PENSION PLANS
    -------------

     The Company has a noncontributory defined benefit pension plan ("the Plan") which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. The Company's contributions are based on computations by independent actuaries. Plan assets at November 30, 2002 and 2001 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000 the Company's board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment gain
(loss) of $(179) and $1,912 in 2001 and 2000, respectively.

     Net periodic pension cost for the years ended November 30, 2002, 2001 and 2000 comprised the following components:

                                                   2002       2001       2000
                                                 --------   --------   --------
     Service cost...........................     $   --     $   --     $    789
     Interest cost on projected benefit
       obligation...........................          564        549        794
     Actual (return) on plan assets.........       (1,700)    (1,018)      (325)
     Net amortization and deferral..........        1,120        425       (337)
     Curtailment (gain) loss................         --          179     (1,912)
                                                 --------   --------   --------
     Net pension cost (benefit).............     $    (16)  $    135   $   (991)
                                                 ========   ========   ========


     The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2002 and 2001:

                                                              2002       2001
                                                            --------   --------
     Projected benefit obligation,
       beginning of year.................................   $  8,195   $  6,446
     Interest cost.......................................        564        549
     Actuarial loss......................................        722      1,987
     Benefits paid.......................................       (427)    (1,040)
     Settlements.........................................       --          253
                                                            --------   --------
     Projected benefit obligation, end of year...........   $  9,054   $  8,195
                                                            ========   ========

     The change in Plan assets resulted from the following components for the years ended November 30, 2002 and 2001:

                                                              2002       2001
                                                            --------   --------
     Fair value of plan assets, beginning of year........   $  7,821   $  6,957
     Actual return on plan assets........................      1,700      1,018
     Employer contribution...............................         79        886
     Benefits paid.......................................       (427)    (1,040)
                                                            --------   --------
     Fair value of plan assets, end of year..............   $  9,173   $  7,821
                                                            ========   ========

     The following table sets forth the funded status of the Plan as of November 30, 2002 and 2001:

                                                              2002       2001
                                                            --------   --------
     Plan assets at fair market value....................   $  9,173   $  7,821
     Projected benefit obligation........................     (9,054)    (8,195)
                                                            --------   --------
     Plan assets greater (less) than projected
      benefit obligation.................................        119       (374)
     Unrecognized net loss...............................      1,238      1,636
     Minimum pension liability adjustment................       --       (1,636)
                                                            --------   --------
     Pension asset (liability) recognized in
      balance sheets at end of year......................   $  1,357   $   (374)
                                                            ========   ========

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% and 7% in 2002 and 2001, respectively. The expected long-term rate of return on plan assets was 9% in both 2002 and 2001. As of November 30, 2002, we had 70,000 shares of our common stock in the Plan with a fair value of $1,362.

     The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution on the first 6% of compensation contributed by participants. The defined contribution plan expense was $190, $180 and $171 in 2002, 2001 and 2000, respectively. In fiscal 2001 the Company enhanced its savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This additional employer contribution was $608 and $492 in 2002 and 2001, respectively.

(4) LONG-TERM DEBT
    --------------

     Long-term debt consisted of the following at November 30, 2002 and 2001:

                                                              2002       2001
                                                            --------   --------
     Term loan payable to banks at a 4.8% variable
      rate at November 30, 2002..........................   $ 20,000   $   --
     8.875% Senior Subordinated Notes, due 2008, plus
      unamortized premium of $170 for 2002 and $202
      for 2001...........................................    204,708    204,740
                                                            --------   --------
     Total long-term debt................................    224,708    204,740
     Less: current maturities............................      7,250       --
                                                            --------   --------
     Total long-term debt, net of current maturities.....   $217,458   $204,740
                                                            ========   ========

     On March 28, 2002 the Company obtained a $60,000 senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A., as agent (the "Credit Facility"). The Credit Facility includes a $15,000 revolving credit line and a $45,000 term loan. The Credit Facility together with the Company's available cash was used to finance the acquisition of SELSUN BLUE and was used to provide working capital for general corporate purposes. The $45,000 term loan, which requires principal payments to be made quarterly, and any outstanding loans under the revolving credit line, mature on March 28, 2007. Interest on the loans is payable to the bank at the higher of LIBOR or the federal funds rate plus .05% plus percentages ranging from .75% to 1.5% depending on the Company's leverage. As of November 30, 2002 the variable rate on the term loan was 4.8%. As of November 30, 2002 no revolving credit loans or letters of credit were outstanding. The Credit Facility is secured by the stock of the Company's domestic subsidiaries and all present and future assets of the Company, excluding real property. The Credit Facility contains covenants, representations, warranties and other agreements by the

Company that are customary in credit agreements and security instruments relating to financings of this type.

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

     The 8.875% Notes mature on April 1, 2008 and interest is payable semi-annually on April 1 and October 1 of each year. The 8.875% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 8.875% Notes, which were registered under the Securities Act of 1933, are not callable until April 1, 2003, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 8.875% Notes may require the Company to repurchase the 8.875% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 8.875% Notes are guaranteed by Signal Investment & Management Co., and SunDex, Inc., wholly-owned subsidiaries of the Company.

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

     During 2001 and 2000 the Company prepaid previously outstanding long-term debt with funds received from refinancings, proceeds from product divestitures (Note 11), cash from operations, and the issuance of the 8.875% Notes. In connection with the repayment of those borrowings, the Company incurred extraordinary gains (losses), net of income tax, in 2001 and 2000 of $6,948 and $(920), respectively, or $.38 and $(.05) per diluted share, respectively. The gain and these losses related to the write-off of debt issuance and other deferred financing costs and the discounts taken and premiums paid on the retirement of the 8.875% and 12.75% Notes.

     Future maturities of long-term debt are as follows:

     2003...................................     $  7,250
     2004...................................        8,500
     2005...................................        4,250
     2006...................................         --
     2007...................................         --
     Thereafter                                   204,538
                                                 --------
                                                  224,538
     Unamortized premium....................          170
                                                 --------
                                                 $224,708

     Cash interest payments during 2002, 2001 and 2000 were $ 19,317, $23,408 and $33,596, respectively, net of $31 capitalized in 2000.

(5) DERIVATIVE FINANCIAL INSTRUMENTS
    --------------------------------

     On July 21, 1997 the Company entered into two interest rate swap agreements with a financial institution in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The swaps were scheduled to expire July 22, 2002. In connection with the May 1999 refinancing of its long-term debt, the Company terminated these agreements, which resulted in a $1,155 loss. This loss was deferred by the Company and was being written off as interest expense over the original life of the swaps. In connection with the September 2000 retirement of the underlying variable rate debt, the Company wrote off the unamortized portion of the loss to interest expense. The amount of this loss charged to interest expense in 2000 was $942.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS
    -----------------------------------

     Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company's financial instruments approximates fair value.

     At November 30, 2002 the estimated fair value of the 8.875% Notes exceeded their carrying value by approximately $6,989. The fair value was estimated based on quoted market prices for the same or similar issues.

(7) INCOME TAXES
    ------------

     The provision for (benefit from) income taxes from income (loss) before extraordinary gain (loss) and change in accounting principle includes the following components for the years ending November 30, 2002, 2001 and 2000:

                                                   2002       2001       2000
                                                 --------   --------   --------
     Current:
       Federal..............................     $  7,948   $ (5,534)  $  5,053
       State................................          909       (683)       577
     Deferred...............................        2,725     11,362     (5,734)
                                                 --------   --------   --------
                                                 $ 11,582   $  5,145   $   (104)
                                                 ========   ========   ========

     As of November 30, 2002, the Company had a net operating loss carryforward of $1,007 which will expire in 20 years, a foreign tax credit of $600 which will expire in 5 years and a research and development credit of $101 which will expire in 20 years. In 2002, 2001 and 2000 income tax benefits attributable to employee stock option transactions of $4,452, $37 and $94, respectively, were allocated to shareholders' equity.

     Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 2002 and 2001 are as follows:

                                                              2002       2001
                                                            --------   --------
        Deferred tax assets:
             Allowances and accruals.....................   $    676   $    235
             Inventory reserve...........................        274        365
             Accrued promotional expenses ...............      1,697        438
             Allowance for product returns...............      1,144        765
             Accrued postretirement health care
               benefits..................................        625        612
             Other.......................................        676      1,628
                                                            --------   --------
               Gross deferred tax assets.................      5,092      4,043

        Deferred tax liabilities:
             Depreciation and amortization...............     19,590     16,474
             Prepaid advertising ........................        218        315
             Inventory...................................        196        195
             Other.......................................      1,816      1,062
                                                            --------   --------
               Gross deferred tax liabilities............     21,820     18,046
                                                            --------   --------
               Net deferred liability....................   $ 16,728   $ 14,003
                                                            ========   ========

     The difference between the provision for (benefit from) income taxes and the amount computed by multiplying income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle by the United States statutory rate for the years ended November 30, 2002, 2001 and 2000 is summarized as follows:

                                                   2002       2001       2000
                                                 --------   --------   --------
        Expected federal tax provision
          (benefit).........................     $ 10,669   $  4,739   $   (105)
        State income taxes, net of federal
          income tax benefit................          981        696        (11)
        Other, net..........................          (68)      (290)        12
                                                 --------   --------   --------
                                                 $ 11,582   $  5,145   $   (104)
                                                 ========   ========   ========

     Income taxes paid in 2002, 2001 and 2000 were $4,137, $1,261 and $9,119, respectively. The Company received income tax refunds of $1,044 and $4,747 during 2002 and 2001, respectively.

(8) SHAREHOLDERS' EQUITY
    --------------------

STOCK OPTIONS

     The Company's 1993 Non-Statutory Stock Option Plan provides for issuance of up to 700,000 shares of common stock to key employees. In addition, the Company's 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors provide for the issuance of up to 700,000 and 160,000 shares, respectively, of common stock. The Company's 1998 Non-Statutory Stock Option Plan provides for issuance of up to 1,400,000 shares of common stock to key employees, while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows issuance of up to 200,000 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 1,500,000 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

     For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2002, 2001 and 2000: expected dividend yield of 0%, expected volatility of 64%, 65% and 57%, risk-free interest rates of 4.22%, 4.40% and 6.41% and expected lives of six years.

     Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for the years ended November 30, 2002, 2001 and 2000 as indicated below:

                                                   2002       2001       2000
                                                 --------   --------   --------
     Net income (loss):
        As reported ........................     $ 10,023   $ 15,343   $ (1,659)
        Pro forma ..........................     $  8,215   $ 13,573   $ (2,456)

     Net income (loss) per share, basic:
        As reported.........................     $    .54   $    .86   $   (.09)
        Pro forma...........................     $    .44   $    .76   $   (.13)

     Net income (loss) per share, diluted:
        As reported ........................     $    .52   $    .85   $   (.09)
        Pro forma ..........................     $    .42   $    .75   $   (.13)

     A summary of the activity of stock options during 2002, 2001 and 2000 is presented below (shares in thousands):

                                              2002                         2001                         2000
                                      --------------------------------------------------------------------------------
                                                    Weighted                     Weighted                     Weighted
                                      Shares        Average        Shares        Average        Shares        Average
                                      Under         Exercise       Under         Exercise       Under         Exercise
                                      Option        Price          Option        Price          Option        Price
Outstanding at beginning of
  year............................     2,952        $  5.43         1,536        $  6.25         1,698        $  7.96
    Granted.......................       430          12.74         1,644           4.98         1,348           9.23
    Exercised.....................    (1,335)          5.50           (40)          5.47           (54)          4.33
    Cancelled.....................      (134)          5.08          (188)          8.67        (1,456)         11.07
                                     -------                      -------                      -------

Outstanding at end of year........     1,913        $  7.05         2,952        $  5.43         1,536        $  6.25
                                     =======        =======       =======        =======       =======        =======

Options exercisable at
  year-end........................       359        $  6.41         1,016        $  5.65           968        $  5.75
                                     =======        =======       =======        =======       =======        =======

Weighted average fair value of
  options granted.................                  $  4.26                      $  3.87                      $  5.57
                                                    =======                      =======                      =======

     Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998 options were granted to purchase 350,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $175 in fiscal 2002 and $525 in each of the fiscal years 2001 and 2000, respectively.

     A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at November 30, 2002 is presented below (shares in thousands):

                                                                                     Weighted Average
                                  Weighted Average    Weighted Average                Exercise Price
 Exercise Price   Shares Under        Exercise       Remaining Life in     Shares        of Shares
     Range           Option              Price             Years         Exercisable    Exercisable
---------------   ------------   -----------------   -----------------   -----------   -------------
$ 2.31 - $ 4.33          50            $ 3.75               3.86              43           $3.81
$ 4.33 - $ 6.35       1,180              4.93               8.40             118            4.93
$ 6.35 - $ 8.37         254              6.97               6.36             180            6.91
$ 8.37 - $10.39         139              8.52               9.24              --              --
$10.39 - $12.41           6             11.72               9.34              --              --
$12.42 - $14.33          42             13.92               9.25               2           13.00
$14.34 - $16.45         172             14.58               9.52              --              --
$16.46 - $18.47          20             18.13               6.38              16           18.13
$18.48 - $20.50          40             19.77               9.76              --              --
$20.50 - $22.52          10             20.90               9.95              --              --
                    -------                               ------           -----
Total                 1,913            $ 7.05               8.21             359           $6.41
                    =======            ======             ======           =====           =====

PREFERRED SHARES

     The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 2002 and 2001 no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

     Effective June 1, 1989 the Company established an Employee Stock Ownership Plan providing for the issuance of up to 720,000 shares of the Company's common stock. At November 30, 2002 no contributions had been made to the plan.

STOCK BUYBACK      (Number of shares is before the two-for-one split of the
                    Company's common stock on November 29, 2002.)

     In fiscal 1999, the Company's board of directors authorized repurchases of the Company's common stock, not to exceed $10,000 in the aggregate. In April 2000, the Company's board of directors authorized repurchases of up to an additional $10,000 of the Company's common stock. Under these authorizations, 172,500 shares at a cost of $3,912 were reacquired in 1999, 876,500 shares at a cost of $9,489 were repurchased in 2000, 14,000 shares at a cost of $174 were reacquired in 2001 and 79,200 shares at a cost of $1,650 were repurchased in 2002. The repurchased shares were retired and returned to unissued. As of November 30, 2002 $4,775 was available for share repurchases under the board of directors current authorization; however, the Company is limited in its ability to repurchase shares by restrictions under the terms of the indenture with respect to which its 8.875% Notes were issued and under the terms of the Credit Facility. (See Note 4 of Notes to Consolidated Financial Statements for a description of this facility). In January 2003 the board of directors increased to $10,000 the total authorization to repurchase the Company's common stock under the buyback program.

SHAREHOLDER RIGHTS PLAN

     On January 26, 2000 the Company's board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. As a result of the two-for-one split of the Company's common stock on November 29, 2002, there is now one-half (1/2) right associated with each share of common stock outstanding. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock. The rights will expire on February 11, 2010. As of November 30, 2002, no rights had been exercised.

RESTRICTED STOCK ISSUANCE

     The Company issued 50,000 and 200,000 restricted shares of its common stock to certain employees in fiscal 2002 and 2001, respectively. The value of these shares at dates of issuance was $1,126, in 2002 and $993 in 2001, which amounts are being amortized using the straight line method over respective four year periods. The amount of amortization was $272 and $134 in 2002 and 2001, respectively, with the unamortized value of $1,713 and $859 being shown in the shareholders' equity section of the November 30, 2002 and 2001 consolidated balance sheets, respectively. The shares issued in 2002 reduced the number of shares available for issuance under the Company's 2000 Non-Statutory

Stock Option Plan while the shares issued in 2001 reduced the shares available for issuance under the Company's 1998 Non-Statutory Stock Option Plan.

STOCK SPLIT

     On October 29, 2002, the Company's board of directors approved a two-for-one split of the Company's common stock to shareholders of record on November 15, 2002 with a distribution date of November 29, 2002. As a result of the stock split, the number of outstanding shares doubled.

(9) COMMITMENTS AND CONTINGENCIES
    -----------------------------

GENERAL LITIGATION

     The Company was named as a defendant in a lawsuit brought by the Center for Environment Health ("CEH") contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition 65) by selling to California consumers, without a warning, topical skin care products containing zinc oxide which in turn contains lead. The lawsuit contended that the purported failure to comply with Proposition 65 requirements also constituted a violation of the California Business & Professions Code. Violations of either Proposition 65 or the California Business and Professions Code render a defendant liable for civil penalties of up to $2.5 per day per violation.

     The Company was also named as a defendant in a lawsuit filed on December 29, 1999, JOHNSON et al. v. BRISTOL-MYERS SQUIBB CO., et al. This was a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleged that the Company violated Proposition 65 by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit did not assert claims directly under Proposition 65, but asserted that the alleged failure to comply with Proposition 65 gave rise to claims under California's Business and Professions Code and the California Civil Code. The lawsuit sought injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues and damages.

     The plaintiffs in the two separate actions filed a consolidated amended complaint that included a claim based upon the allegation that zinc oxide allegedly also contains cadmium. During the third quarter of fiscal 2002 a settlement was finalized among the parties for these two cases pending final court approval. Final court approval of the settlement is expected during the Company's second quarter of fiscal 2003. In the settlement, the Company paid a settlement amount that was within the expected range that had been previously accrued by the Company. The settlement amount was not material to the Company's results of operations.

     As of February 21, 2003, the Company has been named as a defendant in approximately 302 lawsuits involving claims by approximately 1,357 plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine ("PPA"), which was an active ingredient in most of the Company's DEXATRIM products until November 2000. Most of the lawsuits seek an unspecified amount of compensatory and exemplary damages or punitive damages. The lawsuits that are federal cases have now been transferred to the United States District Court for the Western District of Washington (In re Phenylpropanolamine (PPA) Products Liability Litigation, MDL No. 1407). The remaining cases are state court cases which have been filed in a number of different states.

     The Company anticipates that additional lawsuits will be filed with similar or other allegations related to the Company's DEXATRIM products containing PPA. None of these lawsuits has, to date, been resolved by settlement or judicial ruling. The earliest scheduled trial date in the state cases is May 19, 2003. It is anticipated that other state cases will be set for trial during the course of the year and that significant evidentiary and other hearings will be held during the course of the year in the federal cases.

     Approximately half of the existing suits represent cases involving alleged injuries by products manufactured and sold prior to the Company's acquisition of DEXATRIM in December 1998. The Company is being defended and is indemnified from liability by The DELACO Company, Inc. ("DELACO"), successor to Thompson Medical Company, Inc. which owned DEXATRIM prior to December 1998. The Company understands that DELACO maintains product liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy, but otherwise has only nominal assets. Accordingly, it is unlikely that DELACO will be able to indemnify the Company beyond its insurance coverage. In addition, there can be no assurance that the insurance maintained by DELACO will be sufficient to cover claims related to products manufactured or sold prior to the Company's acquisition of DEXATRIM or that ultimately the Company will not be held liable for these claims. The Company's product liability insurance, as described more fully below, would not apply to claims arising from products manufactured and sold prior to the Company's acquisition of DEXATRIM. If the Company is forced to assume PPA-related liabilities arising prior to the Company's acquisition of DEXATRIM or if PPA-related lawsuits resulted in liabilities greater than amounts available under or exceed the scope of the Company's insurance coverage, the Company may not have sufficient resources to satisfy these obligations.

     Of the existing lawsuits, about two-thirds of the cases make non-specific factual allegations against a broad group of PPA manufacturers. There are approximately 20 identified cases which we currently believe contain allegations that the plaintiff suffered a hemorrhagic stroke within three days of ingesting DEXATRIM products containing PPA that were sold after our acquisition of DEXATRIM in December 1998. As additional lawsuits are filed and discovery in the existing lawsuits continues, the Company expects to know more about the characteristics of the cases, which will result in a fluctuation in the number of cases ascribed to the categories listed above.

     In addition, the Company has also been named as a defendant in a lawsuit alleging that the plaintiff was injured as a result of the ingestion of DEXATRIM containing ephedrine. The Company's available insurance for the defense of this lawsuit is substantially less than the level of insurance coverage for claims relating to Dexatrim with PPA.

     The Company is aggressively defending these lawsuits. It is too early in the litigation to evaluate fully the risks that these lawsuits pose, or express a range of likely outcomes. It is also too early to estimate the number of lawsuits related to DEXATRIM with PPA or DEXATRIM with ephedrine that will be filed or whether the Company's available insurance is sufficient to cover these claims.

     The Company currently maintains product liability insurance, principally through third party insurers, that provides coverage for product liability claims, including those asserted in the lawsuits currently pending and anticipated to be filed against the Company relating to the existence of PPA in DEXATRIM. The Company has $102 million of product liability insurance coverage for injuries related to DEXATRIM containing PPA occurring after the Company's acquisition of DEXATRIM in December, 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after May 31, 2001, or claims made after May 31, 2004, would not be covered by these insurance policies. The Company currently has one claim that relates to injuries occurring after May 31, 2001. The Company's insurance policies are subject to certain other limitations that are generally customary for policies of this type.

     The Company maintains a significantly lower level of insurance coverage for all other potential claims relating to its products, including DEXATRIM products containing ephedrine. The Company's product liability insurance coverage for all its other products, including those containing ephedrine, consists of $2,000 of coverage through a third party insurer, $8,000 of self-insured coverage through the Company's captive insurance subsidiary, of which $1,325 is currently funded, and $25,000 of excess coverage through a third party insurer.

     The Company has also been named as a defendant in a lawsuit brought in the State of California by Citizens for Responsible Business, Inc. under the California Business and Professional Code. The lawsuit charges that the Company's alleged failure to comply with newly-added provisions of the Federal Food, Drug, and Cosmetic Act with respect to the labeling of products purported to contain "ginseng," constitutes a violation of the Code. Numerous other retail and manufacturing companies are named as defendants in the suit. It is too early to determine the Company's potential liability or possible damages.

     Other claims, suits and complaints arise in the ordinary course of the Company's business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such other pending matters are without merit or are of such kind or involve such other amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

REGULATORY

     In 1994 the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association) ("CHPA") initiated a large-scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA which, until November 2000, was the active ingredient in certain of the DEXATRIM products (the "Yale Study"). PPA is also used in other OTC medications, which were also part of the Yale Study. In May 2000, the results of the Yale Study were filed with the Food and Drug Administration ("FDA"). The investigators concluded that the results of the Yale Study suggest that PPA increases the risks of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled a FDA advisory panel to meet in October 2000 to discuss the results of the study.

     On October 19, 2000, a Nonprescription Drugs Advisory Committee ("NDAC"), commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to cease voluntarily marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to cease immediately shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA.

     The FDA, the Drug Enforcement Administration and a number of state and local governments have enacted or proposed restrictions or prohibitions on the sale of products that contain ephedrine. Ephedrine can refer to the herbal substance derived from the plant ephedra or the plant heart leaf, which, until September 2002, was used in the manufacturing of some forms of DEXATRIM Natural and DEXATRIM Results, or synthetic ephedrine, a FDA regulated ingredient used in some OTC drug products, which has not been used in our products. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. The enactment of further restrictions or prohibitions on sales, the perceived safety concerns related to ephedrine and the possibility of further regulatory action could result in a sharp increase in the number of ephedrine related lawsuits filed, including ones in which the Company is named as a defendant. In late 2000, the FDA requested the National Institutes of Health to commission a review of the safety and efficacy of ephedrine in herbal products used to control weight. This review will be based on all adverse events, records and scientific data available to the reviewers. It is expected that the report will be issued in the Spring of 2003. In September 2001, the Public Citizen Health Research Group petitioned the FDA to ban the production and sale of dietary supplements containing ephedrine alkaloids. As of February 21, 2003 the FDA's parent entity, the Department of Health and Human Services, has decided to defer making a decision on the petition until it has further scientific information on the safety of ephedrine alkaloids.

     The Company has developed alternative formulations for DEXATRIM Natural and DEXATRIM Results to exclude ephedrine and discontinued the manufacturing and shipment of DEXATRIM products containing ephedrine in September 2002. Our DEXATRIM products containing ephedrine may continue to be sold in the trade until our customers' existing supply of inventory is exhausted or until the products are returned to us. Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine could result in a return of products from retailers or our decision to accept product returns of DEXATRIM with ephedrine.

     The Company was notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of SPORTSCREME and ASPERCREME, seeking a determination that 10% trolamine salicylate, the active ingredient in SPORTSCREME and ASPERCREME, was clinically proven to be an effective active ingredient in external analgesic OTC drug products, and thus should be included in the FDA's yet-to-be finalized monograph for external analgesics. The Company has met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. Based on comments received from the FDA at the meeting, the Company may revise and resubmit the protocol. After final comments from the FDA, the Company expects that it will take one or two years to produce the clinical data for FDA review. The FDA could finalize the OTC external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status, thus requiring the submission of a new drug application to market and sell OTC products with 10% trolamine salicylate. This submission would likely require the Company to provide clinical data, which would be expensive. The Company is working to develop alternate formulations for SPORTSCREME and ASPERCREME in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, the Company would likely be required to discontinue these products and remove them from the market after expiration of an anticipated grace period or review the option of marketing these products as homeopathic products

     Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning, unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. Selenium sulfide, an ingredient in SELSUN BLUE, is on the state's list as a carcinogen. Although we are not aware of any action that has been brought with respect to selenium sulfide under Proposition 65, it is possible that such a claim could be brought, in which case we would be required to demonstrate that exposure to selenium sulfide in SELSUN BLUE, is below a "no significant risk" level for consumers. Any such claims may cause us to incur significant expense and we may face monetary penalties or injunctive relief, or both, or be required to reformulate the product to acceptable levels of selenium sulfide.

LEASES

     The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2002 are as follows:

        2003........................      $  303
        2004........................         206
        2005........................         198
        2006........................         197
        2007........................         194
        Thereafter..................       1,297
                                          ------
                                          $2,395

     Rental expense was $1,394, $1,442 and $1,802 for 2002, 2001 and 2000,
respectively.

(10) SUPPLEMENTAL FINANCIAL INFORMATION
     ----------------------------------

     Inventories consisted of the following at November 30, 2002 and 2001:

                                                        2002          2001
                                                     ---------     ---------
     Raw materials and work in process .........     $   9,104     $   8,108
     Finished goods.............................        11,392         8,191
     Excess of current cost over LIFO value ....        (1,727)       (2,039)
                                                     ---------     ---------
       Total inventories........................     $  18,769     $  14,260
                                                     =========     =========

     International inventories included above, valued on a lower of FIFO cost or market at November 30, 2002 and 2001 were $2,896 and $2,279, respectively.

     Property, plant and equipment consisted of the following at November 30, 2002 and 2001:

                                                        2002          2001
                                                     ---------     ---------
     Land.......................................     $     886     $     879
     Buildings and improvements.................         5,956         5,707
     Machinery and equipment....................        46,537        44,043
     Construction in progress...................           866           286
     Less - accumulated depreciation ...........       (27,587)      (24,640)
                                                     ---------     ---------
       Property, plant and equipment, net            $  26,658     $  26,275
                                                     =========     =========

     Accrued liabilities consisted of the following at November 30, 2002 and 2001:

                                                        2002          2001
                                                     ---------     ---------
     Interest...................................     $   3,366     $   3,070
     Salaries, wages and commissions ...........         3,739         3,462
     Product advertising and promotion..........         7,524         3,654
     Product acquisitions and divestitures......           737         2,205
     Taxes......................................         1,993           290
     Consulting fees............................           747          --
     Legal fees.................................           789           281
     Insurance..................................           934           842
     Other......................................         1,275         1,334
                                                     ---------     ---------
       Total accrued liabilities................     $  21,104     $  15,138
                                                     =========     =========

(11) ACQUISITION AND SALE OF BRANDS
     ------------------------------

     On March 28, 2002 the Company completed the acquisition of SELSUN BLUE, a line of leading medicated dandruff shampoos, from Abbott Laboratories ("Abbott") for $75,000, plus inventories of

$1,380 and assumed liabilities of $1,178. This acquisition includes worldwide rights (except in India) to manufacture, sell and market SELSUN BLUE plus related intellectual property and certain manufacturing equipment. The purchase price of $77,558 was allocated $1,518 to inventory, $1,000 to equipment, $73,790 to the trademark which was assigned an indefinite life and $1,250 to other purchased product rights which were assigned useful lives of 5 years. This is a preliminary allocation which will be revised upon completion of appraisals of the assets. Abbott will continue to manufacture the product for the Company until June 2003 domestically, or such earlier date as the Company moves production to its Chattanooga, Tennessee facilities, and until March 2004 internationally, or such earlier date as the Company enters into its own agreements with contract manufacturers. The Company will generally pay Abbott a fee of ten percent over standard manufacturing costs until the Company assumes manufacturing or enters into third party agreements, except as discussed below. The Company will also rely on Abbott to market, sell and distribute SELSUN BLUE products in most foreign countries until the Company satisfies various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the marketing transition period, Abbott will initially pay the Company a royalty equal to 28% of international sales of SELSUN BLUE in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements are satisfied prior to the Company's assumption of sales and marketing responsibility in such countries. Abbott will pay all costs and expenses related to the manufacture, marketing and sales of SELSUN BLUE in these countries. As the Company assumes responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and the Company will record these international sales directly, as well as the costs and expenses associated with these sales.

     The following table summarizes the Company's estimate of how the results for SELSUN BLUE international for the three and twelve months ended November 30, 2002 would have been presented had the transition period been finalized on the date of acquisition, and has been derived from historical financial data received from the prior owner of SELSUN BLUE.

               SELECTED SELSUN BLUE INTERNATIONAL DATA (Unaudited)

                                            For the Three      For the Twelve
                                             Months Ended       Months Ended
                                          November 30, 2002   November 30, 2002
                                          -----------------   -----------------

     NET SALES............................    $   4,351           $  12,052
                                              ---------           ---------
     COSTS AND EXPENSES:
       Cost of sales......................        1,684               4,667
       Advertising and promotion..........          644               1,783
       Selling, general and
         administrative...................        1,569               3,275
                                              ---------           ---------
         Total costs and expenses.........        3,897               9,725
                                              ---------           ---------

     INCOME FROM OPERATIONS...............    $     454           $   2,327
                                              =========           =========

The following unaudited consolidated pro forma information assumes the acquisition of SELSUN BLUE had occurred at the beginning of the periods presented:

            PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (Unaudited)

                                    For the Three Months          For the Year
                                     Ended November 30,       Ended November 30,
                                            2001              2002          2001
                                     -----------------     ----------    ----------
  Total revenue.....................     $  52,524         $  233,847    $  221,817
  Income before extraordinary
    gain (loss) and change in
    accounting  principle...........         3,167             19,441        13,803
  Net income........................         3,167             10,564        20,751
  Earnings per share - basic:
    Income before extraordinary
      gain (loss) and change in
      accounting principle..........          0.18               1.04          0.77
    Net income......................          0.18                .57          1.16
  Earnings per share- diluted:
    Income before extraordinary
     gain (loss) and change in
     accounting principle...........          0.17               1.00          0.76
    Net income......................          0.17               0.55          1.15

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

     The following unaudited consolidated pro forma information assumes the divestiture of Ban and related long-term borrowings and repayment thereof had occurred on December 1, 1999:

            PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (unaudited)

                                                        2000
                                                     ---------
  Net sales.....................................     $ 191,256
  Income (loss) before extraordinary loss
    and change in accounting principle..........        (5,610)
  Net income (loss).............................        (7,072)
  Earnings (loss) per share - basic:
    Income (loss) before extraordinary
      loss and change in accounting
      principle.................................          (.30)
   Net income (loss)............................          (.38)
  Earnings (loss) per share - diluted:
    Income (loss) before extraordinary
      loss and change in accounting
      principle.................................          (.30)
   Net income (loss)............................          (.38)

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

     Net periodic postretirement health care benefits cost for the years ended November 30, 2002, 2001 and 2000, included the following components:

                                                      2002     2001     2000
                                                     ------   ------   ------
  Service cost..................................     $   50   $   40   $   32
  Interest cost on accumulated postretirement
    benefit obligation..........................         72       75       80
  Amortization of prior service cost............         15       15     --
  Amortization of net gain......................        (41)     (44)     (22)
                                                     ------   ------   ------
  Net periodic postretirement benefits cost ....     $   96   $   86   $   90
                                                     ======   ======   ======

     The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2002 and 2001:

                                                       2002      2001
                                                     -------   -------
  Accumulated benefit obligation,
    beginning of year...........................     $ 1,075   $ 1,051
  Service cost..................................          50        40
  Interest cost.................................          72        75
  Actuarial gain................................         (21)      (52)
  Benefits paid.................................         (70)      (39)
                                                     -------   -------
  Accumulated benefit obligation, end of year...     $ 1,106   $ 1,075
                                                     =======   =======

     The following table sets forth the funded status of the plan at November 30, 2002 and 2001:

                                                       2002      2001
                                                     -------   -------
  Accumulated benefit obligation................     $ 1,106   $ 1,075
  Fair value of plan assets.....................        --        --
                                                     -------   -------
  Funded status.................................      (1,106)   (1,075)
  Unrecognized prior service cost...............         114       129
  Unrecognized actuarial gain...................        (610)     (630)
                                                     -------   -------
  Accrued postretirement benefits cost..........     $(1,602)  $(1,576)
                                                     =======   =======

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002 and 2001. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7% at November 30, 2002 and 2001, respectively. Due to premium caps in place which limit the Company's expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2002, or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2002.

(13) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION
     --------------------------------------------

     In 2000 the Company operated in two primary segments - (1) OTC health care and (2) toiletries and skin care. Upon the sale of Ban in September 2000, the Company currently operates in only one primary segment - OTC health care. This segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant, dietary supplement products and other skin care products.

     Geographical segment information is as follows for the years ended November 30, 2002, 2001 and 2000:

                                           2002         2001         2000
                                        ----------   ----------   ----------
Revenues:
  Domestic..........................    $  202,074   $  167,256   $  201,506
  International (1).................        21,042       13,910       16,532
                                        ----------   ----------   ----------
    Total...........................    $  223,116   $  181,166   $  218,038
                                        ==========   ==========   ==========

Long-Lived Assets (2)
  Domestic..........................    $  272,129   $  211,252   $  218,739
  International.....................           316          396          300
                                        ----------   ----------   ----------
    Total...........................    $  272,445   $  211,648   $  219,039
                                        ==========   ==========   ==========

  (1)  International sales include export sales from United States operations.
  (2) Consists of book value of property, plant, equipment, trademarks and other product rights.

(14) SUBSEQUENT EVENT
     ----------------

     During the first quarter of fiscal 2003 the Company repurchased, and returned to unissued, 103,000 shares of its common stock for $1,579.

(15) CONSOLIDATING FINANCIAL STATEMENTS
     ----------------------------------

     The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal") and SunDex, LLC. ("SunDex"), the guarantors of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal and SunDex are wholly-owned subsidiaries of Chattem; the guarantee of Signal and SunDex is full and unconditional and joint and several.

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                          CONSOLIDATING BALANCE SHEETS
                          ----------------------------
                                NOVEMBER 30, 2002
                                -----------------
                                 (In thousands)

                                                                                           NON-GUARANTOR
                                                                                            SUBSIDIARY   ELIMINATIONS
                                                    CHATTEM       SIGNAL        SUNDEX       COMPANIES     DR. (CR.)   CONSOLIDATED
                                                   ---------     ---------     ---------     ---------     ---------     ---------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents ...................    $  11,505     $   1,133     $       5     $   3,281     $      --     $  15,924
  Accounts receivable, less allowance for
   doubtful accounts of $962 ..................       21,585            --            --         4,088            --        25,673
  Refundable and deferred income taxes ........        9,791            --            --            46            --         9,837
  Inventories .................................       12,734            --         3,139         2,896            --        18,769
  Prepaid expenses and other current assets ...        2,064            --            --           120            --         2,184
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     Total current assets .....................       57,679         1,133         3,144        10,431            --        72,387
                                                   ---------     ---------     ---------     ---------     ---------     ---------

PROPERTY, PLANT AND EQUIPMENT, NET ............       25,567            --           775           316            --        26,658
                                                   ---------     ---------     ---------     ---------     ---------     ---------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
   product rights, net ........................        1,397       182,100        62,290            --            --       245,787
  Debt issuance costs, net ....................        7,126            --            --            --            --         7,126
  Investment in subsidiaries ..................       70,714            --            --            --       (70,714)           --
  Other .......................................        3,590            --            --            15            --         3,605
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     Total other noncurrent assets ............       82,827       182,100        62,290            15       (70,714)      256,518
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     TOTAL ASSETS .............................    $ 166,073     $ 183,233     $  66,209     $  10,762     $ (70,714)    $ 355,563
                                                   =========     =========     =========     =========     =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Current maturities of long-term debt ........    $   7,250     $      --     $      --     $      --     $      --     $   7,250
  Accounts payable ............................       10,957            --            --         1,252            --        12,209
  Payable to bank .............................          452            --            --            --            --           452
  Accrued liabilities .........................       20,015            --            --         1,089            --        21,104
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     Total current liabilities ................       38,674            --            --         2,341            --        41,015
                                                   ---------     ---------     ---------     ---------     ---------     ---------

LONG-TERM DEBT, less current maturities .......      217,458            --            --            --            --       217,458
                                                   ---------     ---------     ---------     ---------     ---------     ---------

DEFERRED INCOME TAXES .........................       (1,065)       21,809            --            --            --        20,744
                                                   ---------     ---------     ---------     ---------     ---------     ---------

OTHER NONCURRENT LIABILITIES ..................        1,602            --            --            --            --         1,602
                                                   ---------     ---------     ---------     ---------     ---------     ---------

INTERCOMPANY ACCOUNTS .........................     (169,271)      170,530        (1,803)          544            --            --
                                                   ---------     ---------     ---------     ---------     ---------     ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
   authorized 1,000, none issued ..............           --            --            --            --            --
  Common shares, without par value,
   authorized 50,000, issued 19,177 ...........       79,313             2        63,065         7,647        70,714        79,313
  Retained earnings (deficit) .................        1,563        (9,108)        4,947         1,501            --        (1,097)
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     Total ....................................       80,876        (9,106)       68,012         9,148        70,714        78,216
  Unamortized value of restricted common
   shares issued ..............................       (1,713)           --            --            --            --        (1,713)
  Cumulative other comprehensive income:
     Foreign currency translation adjustment ..         (488)           --            --        (1,271)           --        (1,759)
                                                   ---------     ---------     ---------     ---------     ---------     ---------
     Total shareholders' equity (deficit) .....       78,675        (9,106)       68,012         7,877        70,714        74,744
                                                   ---------     ---------     ---------     ---------     ---------     ---------

       TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY ................    $ 166,073     $ 183,233     $  66,209     $  10,762     $  70,714     $ 355,563
                                                   =========     =========     =========     =========     =========     =========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                          CONSOLIDATING BALANCE SHEETS
                          ----------------------------
                                NOVEMBER 30, 2001
                                -----------------
                                 (In thousands)

                                                                             NON-GUARANTOR
                                                                              SUBSIDIARY   ELIMINATIONS
                                                    CHATTEM       SIGNAL       COMPANIES     DR. (CR.)   CONSOLIDATED
                                                   ---------     ---------     ---------     ---------     ---------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents ...................    $  20,648     $  10,003     $   4,794     $      --     $  35,445
  Accounts receivable, less allowance for
     doubtful accounts of $500 ................       17,690            --         3,170            --        20,860
  Refundable and deferred income taxes ........        4,545            --           101            --         4,646
  Inventories .................................       12,409            --         1,851            --        14,260
  Prepaid expenses and other current assets ...        2,517            --           150            --         2,667
                                                   ---------     ---------     ---------     ---------     ---------
    Total current assets ......................       57,809        10,003        10,066            --        77,878
                                                   ---------     ---------     ---------     ---------     ---------

PROPERTY, PLANT AND EQUIPMENT, NET ............       25,879            --           396            --        26,275
                                                   ---------     ---------     ---------     ---------     ---------
OTHER NONCURRENT ASSETS:
  Patents, trademarks and other purchased
     product rights, net ......................        3,987       181,386            --            --       185,373
  Debt issuance costs, net ....................        7,665            --            --            --         7,665
  Investment in subsidiaries ..................        8,280            --            --        (8,280)           --
  Other .......................................        2,436            --            46            --         2,482
                                                   ---------     ---------     ---------     ---------     ---------
    Total other noncurrent assets .............       22,368       181,386            46        (8,280)      195,520
                                                   ---------     ---------     ---------     ---------     ---------

      TOTAL ASSETS ............................    $ 106,056     $ 191,389     $  10,508     $  (8,280)    $ 299,673
                                                   =========     =========     =========     =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable ............................    $   8,523     $      --     $     487     $      --     $   9,010
  Payable to bank .............................          151            --            --            --           151
  Accrued liabilities .........................       13,851            --         1,287            --        15,138
                                                   ---------     ---------     ---------     ---------     ---------
    Total current liabilities .................       22,525            --         1,774            --        24,299
                                                   ---------     ---------     ---------     ---------     ---------

LONG-TERM DEBT ................................      204,740            --            --            --       204,740
                                                   ---------     ---------     ---------     ---------     ---------

DEFERRED INCOME TAXES .........................        1,401        14,850            --            --        16,251
                                                   ---------     ---------     ---------     ---------     ---------

OTHER NONCURRENT LIABILITIES ..................        1,765            --            --            --         1,765
                                                   ---------     ---------     ---------     ---------     ---------

INTERCOMPANY ACCOUNTS .........................     (178,860)      179,833          (973)           --            --
                                                   ---------     ---------     ---------     ---------     ---------
SHAREHOLDERS' EQUITY:
  Preferred shares, without par value,
     authorized 1,000, none issued ............           --            --            --            --            --
  Common shares, without par value,
     authorized 50,000, issued 17,946 .........       67,828             2         8,278         8,280        67,828
  Retained earnings (deficit) .................      (10,994)       (3,296)        3,170            --       (11,120)
                                                   ---------     ---------     ---------     ---------     ---------
    Total .....................................       56,834        (3,294)       11,448         8,280        56,708
  Unamortized value of restricted common
     shares issued ............................         (859)           --            --            --          (859)
  Cumulative other comprehensive income:
   Foreign currency translation adjustment ....         (490)           --        (1,741)           --        (2,231)
   Minimum pension liability adjustment, net ..       (1,000)           --            --            --        (1,000)
                                                   ---------     ---------     ---------     ---------     ---------
    Total shareholders' equity ................       54,485        (3,294)        9,707         8,280        52,618
                                                   ---------     ---------     ---------     ---------     ---------
       TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY ................    $ 106,056     $ 191,389     $  10,508     $   8,280     $ 299,673
                                                   =========     =========     =========     =========     =========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                       CONSOLIDATING STATEMENTS OF INCOME
                       ----------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2002
                      ------------------------------------
                                 (In thousands)

                                                                                            NON-GUARANTOR
                                                                                             SUBSIDIARY   ELIMINATIONS
                                                     CHATTEM       SIGNAL        SUNDEX       COMPANIES     DR. (CR.)   CONSOLIDATED
                                                    ---------     ---------     ---------     ---------     ---------     ---------
TOTAL REVENUES ................................     $ 177,514     $    --       $  27,487     $  18,115     $    --      $ 223,116
                                                    ---------     ---------     ---------     ---------     ---------    ---------

COSTS AND EXPENSES:
  Cost of sales ...............................        48,964          --           6,821         6,972          --         62,757
  Advertising and promotion ...................        54,385          --           8,299         5,575          --         68,259
  Selling, general and administrative .........        36,793             8           260         3,151          --         40,212
                                                    ---------     ---------     ---------     ---------     ---------    ---------
    Total costs and expenses ..................       140,142             8        15,380        15,698          --        171,228
                                                    ---------     ---------     ---------     ---------     ---------    ---------

INCOME (LOSS) FROM OPERATIONS .................        37,372            (8)       12,107         2,417          --         51,888
                                                    ---------     ---------     ---------     ---------     ---------    ---------
OTHER INCOME (EXPENSE):
  Interest expense ............................       (21,292)         --            --            --            --        (21,292)
  Investment and other income, net ............          (230)           66          --              50          --           (114)
  Royalties ...................................        (8,874)       10,647        (1,450)         (323)         --           --
  Insurance premiums ..........................          (578)         --            --             578          --           --
  Corporate allocations .......................         2,776          --          (2,678)          (98)         --           --
                                                    ---------     ---------     ---------     ---------     ---------    ---------
     Total other income (expense) .............       (28,198)       10,713        (4,128)          207          --        (21,406)
                                                    ---------     ---------     ---------     ---------     ---------    ---------
INCOME BEFORE INCOME TAXES AND
   CHANGE IN ACCOUNTING PRINCIPLE .............         9,174        10,705         7,979         2,624          --         30,482

PROVISION FOR INCOME TAXES ....................         4,131         3,640         3,032           779          --         11,582
                                                    ---------     ---------     ---------     ---------     ---------    ---------
INCOME BEFORE CHANGE IN
   ACCOUNTING PRINCIPLE .......................         5,043         7,065         4,947         1,845          --         18,900

CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE, NET OF
   INCOME TAX BENEFIT .........................          --          (8,877)         --            --            --         (8,877)
                                                    ---------     ---------     ---------     ---------     ---------    ---------

NET INCOME (LOSS) .............................     $   5,043     $  (1,812)    $   4,947     $   1,845     $    --      $  10,023
                                                    =========     =========     =========     =========     =========    =========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                       CONSOLIDATING STATEMENTS OF INCOME
                       ----------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2001
                      ------------------------------------
                                 (In thousands)

                                                                             NON-GUARANTOR
                                                                              SUBSIDIARY   ELIMINATIONS
                                                    CHATTEM       SIGNAL       COMPANIES     DR. (CR.)   CONSOLIDATED
                                                   ---------     ---------     ---------     ---------     ---------
NET SALES .....................................    $ 168,231     $      --     $  12,935     $      --     $ 181,166
                                                   ---------     ---------     ---------     ---------     ---------
COSTS AND EXPENSES:
  Cost of sales ...............................       47,596            --         4,916            --        52,512
  Advertising and promotion ...................       52,365         5,572         3,749            --        61,686
  Selling, general and administrative .........       31,565            25         2,200            --        33,790
                                                   ---------     ---------     ---------     ---------     ---------
    Total costs and expenses ..................      131,526         5,597        10,865            --       147,988
                                                   ---------     ---------     ---------     ---------     ---------

INCOME (LOSS) FROM OPERATIONS .................       36,705        (5,597)        2,070            --        33,178
                                                   ---------     ---------     ---------     ---------     ---------
OTHER INCOME (EXPENSE):
  Interest expense ............................      (21,856)           --            --            --       (21,856)
  Investment and other income, net ............          556         1,606            56            --         2,218
  Royalties ...................................       (8,900)        9,167          (267)           --            --
  Premium revenue .............................          (79)           --            79            --            --
  Corporate allocations .......................           23            --           (23)           --            --
                                                   ---------     ---------     ---------     ---------     ---------
     Total other income (expense) .............      (30,256)       10,773          (155)           --       (19,638)
                                                   ---------     ---------     ---------     ---------     ---------
INCOME BEFORE INCOME TAXES AND
   EXTRAORDINARY GAIN .........................        6,449         5,176         1,915            --        13,540

PROVISION FOR INCOME TAXES ....................        2,698         1,760           687            --         5,145
                                                   ---------     ---------     ---------     ---------     ---------
INCOME BEFORE EXTRAORDINARY
   GAIN .......................................        3,751         3,416         1,228            --         8,395

EXTRAORDINARY GAIN ON EARLY
   EXTINGUISHMENT OF DEBT, NET OF
   INCOME TAXES ...............................        6,948            --            --            --         6,948
                                                   ---------     ---------     ---------     ---------     ---------

NET INCOME ....................................    $  10,699     $   3,416     $   1,228     $      --     $  15,343
                                                   =========     =========     =========     =========     =========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                       CONSOLIDATING STATEMENTS OF INCOME
                       ----------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                      ------------------------------------
                                 (In thousands)

                                                                             NON-GUARANTOR
                                                                              SUBSIDIARY   ELIMINATIONS
                                                    CHATTEM       SIGNAL       COMPANIES     DR. (CR.)   CONSOLIDATED
                                                   ---------     ---------     ---------     ---------     ---------
NET SALES .....................................    $ 203,569     $      --     $  14,469     $      --     $ 218,038
                                                   ---------     ---------     ---------     ---------     ---------
COSTS AND EXPENSES:
  Cost of sales ...............................       69,700            --         5,257            --        74,957
  Advertising and promotion ...................       59,501         8,865         5,070            --        73,436
  Selling, general and administrative .........       28,477            14         2,274            --        30,765
                                                   ---------     ---------     ---------     ---------     ---------
    Total costs and expenses ..................      157,678         8,879        12,601            --       179,158
                                                   ---------     ---------     ---------     ---------     ---------

INCOME (LOSS) FROM OPERATIONS .................       45,891        (8,879)        1,868            --        38,880
                                                   ---------     ---------     ---------     ---------     ---------
OTHER INCOME (EXPENSE):
  Interest expense ............................      (35,729)           --            --            --       (35,729)
  Investment and other income, net ............          129         1,352            85            --         1,566
  Loss on product divestitures ................           --        (5,018)           --            --        (5,018)
  Royalties ...................................      (11,754)       12,051          (297)           --            --
  Corporate allocations .......................           37            --           (37)           --            --
                                                   ---------     ---------     ---------     ---------     ---------
     Total other income (expense) .............      (47,317)        8,385          (249)           --       (39,181)
                                                   ---------     ---------     ---------     ---------     ---------
INCOME (LOSS) BEFORE INCOME TAXES,
   EXTRAORDINARY LOSS AND CHANGE
   IN ACCOUNTING PRINCIPLE ....................       (1,426)         (494)        1,619            --          (301)

PROVISION FOR (BENEFIT FROM)
   INCOME TAXES ...............................         (373)         (168)          437            --          (104)
                                                   ---------     ---------     ---------     ---------     ---------
INCOME (LOSS) BEFORE
   EXTRAORDINARY LOSS AND CHANGE
   IN ACCOUNTING PRINCIPLE ....................       (1,053)         (326)        1,182            --          (197)

EXTRAORDINARY LOSS ON EARLY
   EXTINGUISHMENT OF DEBT, NET OF
   INCOME TAX BENEFIT .........................         (920)           --            --            --          (920)

CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE, NET OF
   INCOME TAX BENEFIT .........................         (542)           --            --            --          (542)
                                                   ---------     ---------     ---------     ---------     ---------

NET INCOME (LOSS) .............................    $  (2,515)    $    (326)    $   1,182     $      --     $  (1,659)
                                                   =========     =========     =========     =========     =========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                     --------------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2002
                      ------------------------------------
                                 (In thousands)

                                                                                            NON-GUARANTOR
                                                                                             SUBSIDIARY  ELIMINATIONS
                                                           CHATTEM      SIGNAL      SUNDEX    COMPANIES    DR. (CR.) CONSOLIDATED
                                                           --------    --------    --------    --------    --------    --------
OPERATING ACTIVITIES:
  Net income (loss) ....................................   $  5,043    $ (1,812)   $  4,947    $  1,845    $     --    $ 10,023
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization ......................      5,685          --          --         131          --       5,816
    Deferred income tax provision ......................      1,150       6,959          --          56          --       8,165
    Provision for income taxes .........................     (6,672)      3,640       3,032          --          --          --
    Cumulative effect of change in accounting
      principle, net ...................................         --       8,877          --          --          --       8,877
    Stock option charge ................................        175          --          --          --          --         175
    Other, net .........................................        269          --          --          --          --         269
    Changes in operating assets and liabilities:
      Accounts receivable ..............................     (4,100)         --          --        (713)         --      (4,813)
      Refundable income taxes ..........................      1,044          --          --          --          --       1,044
      Inventories ......................................       (470)         --      (3,139)       (900)         --      (4,509)
      Prepaid expenses and other current assets ........        444          --          --          39          --         483
      Accounts payable and accrued liabilities .........      8,708          --          --         488          --       9,196
                                                           --------    --------    --------    --------    --------    --------
        Net cash provided by operating
          activities ...................................     11,276      17,664       4,840         946          --      34,726
                                                           --------    --------    --------    --------    --------    --------

INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ...........     (2,981)         --        (775)        (29)         --      (3,785)
  Purchase of trademarks and other product rights ......     (1,250)    (73,790)         --          --          --     (75,040)
  Investment in subsidiary companies ...................      1,012          --          --      (1,012)         --          --
  Change in other assets, net ..........................       (408)         --          --          32          --        (376)
                                                           --------    --------    --------    --------    --------    --------
        Net cash used in investing activities ..........     (3,627)    (73,790)       (775)     (1,009)         --     (79,201)
                                                           --------    --------    --------    --------    --------    --------
FINANCING ACTIVITIES:
  Repayment of long-term debt ..........................    (25,000)         --          --          --          --     (25,000)
  Proceeds from long-term debt .........................     45,000          --          --          --          --      45,000
  Change in payable to bank ............................        301          --          --          --          --         301
  Repurchase of common shares ..........................     (1,650)         --          --          --          --      (1,650)
  Proceeds from exercise of stock options ..............      7,346          --          --          --          --       7,346
  Increase in debt issuance costs ......................     (1,146)         --          --          --          --      (1,146)
  Changes in intercompany accounts .....................    (47,374)     51,256      (4,060)        178          --          --
  Dividends paid .......................................      5,850      (4,000)         --      (1,850)         --          --
                                                           --------    --------    --------    --------    --------    --------
        Net cash provided by (used in) financing
           activities ..................................    (16,673)     47,256      (4,060)     (1,672)         --      24,851
                                                           --------    --------    --------    --------    --------    --------
EFFECT OF EXCHANGE RATE CHANGES ON
   CASH AND CASH EQUIVALENTS ...........................       (119)         --          --         222          --         103
                                                           --------    --------    --------    --------    --------    --------

CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year .....................     (9,143)     (8,870)          5      (1,513)         --     (19,521)
  At beginning of year .................................     20,648      10,003          --       4,794          --      35,445
                                                           --------    --------    --------    --------    --------    --------
  At end of year .......................................   $ 11,505    $  1,133    $      5    $  3,281    $     --    $ 15,924
                                                           ========    ========    ========    ========    ========    ========

                                                                         Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                     --------------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2001
                      ------------------------------------
                                 (In thousands)

                                                                                        NON-GUARANTOR
                                                                                         SUBSIDIARY    ELIMINATIONS
                                                             CHATTEM        SIGNAL        COMPANIES      DR. (CR.)    CONSOLIDATED
                                                            ---------      ---------      ---------      ---------      ---------
OPERATING ACTIVITIES:
  Net income ..........................................     $  10,699      $   3,416      $   1,228      $      --      $  15,343
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization .....................         4,523          5,572            146             --         10,241
    Deferred income tax provision .....................         4,827          6,489             46             --         11,362
    Extraordinary gain on early extinguishment of
      debt, net .......................................        (6,948)            --             --             --         (6,948)
    Stock option charge ...............................           525             --             --             --            525
    Other, net ........................................            18            (79)            --             --            (61)
    Changes in operating assets and liabilities:
      Accounts receivable .............................        18,115          1,154            562             --         19,831
      Inventories .....................................           210             --            582             --            792
      Prepaid expenses and other current assets .......        (1,767)            --            (26)            --         (1,793)
      Accounts payable and accrued liabilities ........       (25,656)            --             94             --        (25,562)
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash provided by operating
          activities ..................................         4,546         16,552          2,632             --         23,730
                                                            ---------      ---------      ---------      ---------      ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ..........        (1,615)            --           (239)            --         (1,854)
  Additions to trademarks and other product rights ....            --           (277)            --             --           (277)
  Proceeds from product divestiture ...................         1,179             --             --             --          1,179
  Proceeds from sales of property, plant and
    equipment .........................................            95             --             --             --             95
  Increase in other assets, net .......................          (727)            --             --             --           (727)
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash used in investing activities .........        (1,068)          (277)          (239)            --         (1,584)
                                                            ---------      ---------      ---------      ---------      ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt .........................       (83,746)            --             --             --        (83,746)
  Payment of consent fees and other costs related
    to repayment of long-term debt ....................        (4,000)            --             --             --         (4,000)
  Change in payable to bank ...........................        (1,378)            --             --             --         (1,378)
  Repurchase of common shares .........................          (174)            --             --             --           (174)
  Proceeds from exercise of stock options .............           119             --             --             --            119
  Changes in intercompany accounts ....................        96,871        (98,019)         1,148             --             --
  Dividends paid ......................................         4,000         (4,000)            --             --             --
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash provided by (used in) financing
           activities .................................        11,692       (102,019)         1,148             --        (89,179)
                                                            ---------      ---------      ---------      ---------      ---------
EFFECT OF EXCHANGE RATE CHANGES ON
   CASH AND CASH EQUIVALENTS ..........................           (37)            --            (19)            --            (56)
                                                            ---------      ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ....................        15,133        (85,744)         3,522             --        (67,089)
  At beginning of year ................................         5,515         95,747          1,272             --        102,534
                                                            ---------      ---------      ---------      ---------      ---------
  At end of year ......................................     $  20,648      $  10,003      $   4,794      $      --      $  35,445
                                                            =========      =========      =========      =========      =========

                                                                       Note 15
                         CHATTEM, INC. AND SUBSIDIARIES
                         ------------------------------
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                     --------------------------------------
                      FOR THE YEAR ENDED NOVEMBER 30, 2000
                      ------------------------------------
                                 (In thousands)

                                                                                        NON-GUARANTOR
                                                                                         SUBSIDIARY    ELIMINATIONS
                                                             CHATTEM        SIGNAL        COMPANIES      DR. (CR.)    CONSOLIDATED
                                                            ---------      ---------      ---------      ---------      ---------
OPERATING ACTIVITIES:
  Net income (loss) ...................................     $  (2,515)     $    (326)     $   1,182      $      --      $  (1,659)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization .....................         5,978          8,865            100             --         14,943
    Deferred income tax benefit .......................        (5,410)          (168)          (156)            --         (5,734)
    Loss on product divestitures ......................            --          5,018             --             --          5,018
    Extraordinary loss on early extinguishment of
      debt, net .......................................           920             --             --             --            920
    Cumulative effect of change in accounting
      principle, net ..................................           542             --             --             --            542
    Stock option charge ...............................           525             --             --             --            525
    Other, net ........................................             9             --              6             --             15
    Changes in operating assets and liabilities, net
      of acquisitions and divestitures:
      Accounts receivable .............................        15,178         (1,154)           317             --         14,341
      Inventories .....................................         7,618             --           (378)            --          7,240
      Prepaid and other current assets ................        (1,873)            --            335             --         (1,538)
      Accounts payable and accrued liabilities ........        (8,318)            --            212             --         (8,106)
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash provided by operating
          activities ..................................        12,654         12,235          1,618             --         26,507
                                                            ---------      ---------      ---------      ---------      ---------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment ..........        (5,582)            --            (91)            --         (5,673)
  Proceeds from product divestiture ...................       160,000             --             --             --        160,000
  Proceeds from sales of property, plant and
    equipment .........................................            11             --             --             --             11
  Increase in other assets, net .......................        (1,542)            --             --             --         (1,542)
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash provided by (used in) investing
          activities ..................................       152,887             --            (91)            --        152,796
                                                            ---------      ---------      ---------      ---------      ---------
FINANCING ACTIVITIES:
  Repayment of long-term debt .........................       (95,000)            --             --             --        (95,000)
  Proceeds from long-term debt ........................        29,000             --             --             --         29,000
  Change in payable to bank ...........................        (3,376)            --             --             --         (3,376)
  Repurchase of common shares .........................        (9,489)            --             --             --         (9,489)
  Proceeds from exercise of stock options .............           237             --             --             --            237
  Debt issuance costs .................................          (363)            --             --             --           (363)
  Changes in intercompany accounts ....................       (85,678)        87,496         (1,818)            --             --
  Dividends paid ......................................         4,000         (4,000)            --             --             --
                                                            ---------      ---------      ---------      ---------      ---------
        Net cash  provided by (used in) financing
           activities .................................      (160,669)        83,496         (1,818)            --        (78,991)
                                                            ---------      ---------      ---------      ---------      ---------
EFFECT OF EXCHANGE RATE CHANGES ON
   CASH AND CASH EQUIVALENTS ..........................            93             --           (179)            --            (86)
                                                            ---------      ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for the year ....................         4,965         95,731           (470)            --        100,226
  At beginning of year ................................           550             16          1,742             --          2,308
                                                            ---------      ---------      ---------      ---------      ---------
  At end of year ......................................     $   5,515      $  95,747      $   1,272      $      --      $ 102,534
                                                            =========      =========      =========      =========      =========

(16)  QUARTERLY INFORMATION (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE
      -------------------------------------------------------------------
      AMOUNTS)
      --------

The quarterly data for fiscal 2001 has been restated to give effect to the adoption of the provisions of EITF Issue Nos. 00-14 and 00-25 on December 1, 2001 and to the effect of a two-for-one split of the Company's common stock on November 29, 2002.

                                                                          Quarter Ended
                                                         --------------------------------------------------
                                             Total       February 28     May 31     August 31   November 30
                                             -----       -----------     ------     ---------   -----------
FISCAL 2002:
    Total revenues ....................     $223,116       48,414        58,672       64,404       51,626
    Gross profit ......................     $160,359       33,953        41,986       46,878       37,542
    Before change in accounting
      principle:
      Income ..........................     $ 18,900        2,372         5,635        6,417        4,476
      Income per share,
       diluted  (1) ...................     $    .98          .13           .29          .33          .23
    Total:
      Net income ......................     $ 10,023       (6,505)        5,635        6,417        4,476
      Net income  per share,
        diluted (1) ...................     $    .52         (.35)          .29          .33          .23

FISCAL 2001:
    Net sales .........................     $181,166       42,457        52,310       45,209       41,190
    Gross profit ......................     $128,654       29,973        36,904       32,546       29,231
    Before extraordinary loss and
        change in accounting principle:
      Income (loss) ...................     $  8,395          586         3,409        2,748        1,652
      Income (loss) per share,
       diluted  (1) ...................     $    .47          .04           .19          .15          .09
    Total:
      Net income (loss) ...............     $ 15,343        8,145         3,401        2,145        1,652
      Net income (loss) per share,
        diluted (1) ...................     $    .85          .46           .19          .12          .09

--------------------

(1) The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

                              REPORT OF INDEPENDENT
                                    AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CHATTEM, INC.

We have audited the accompanying consolidated balance sheets of Chattem, Inc. and subsidiaries as of November 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Chattem, Inc. and subsidiaries for the year ended November 30, 2000 were audited by other auditors who have ceased operations and whose report dated January 23, 2002, expressed an unqualified opinion on those statements before the restatement adjustments described in Notes 2 and 8.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS in fiscal 2002.

As discussed above, the consolidated financial statements of Chattem, Inc. and subsidiaries as of November 30, 2000 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which was adopted by the Company as of December 1, 2001. Our audit procedures with respect to these disclosures in Note 2 for 2000 included (a) agreeing the previously reported net loss to the previously issued consolidated financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to trademarks that are no longer being amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management and (b) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net loss. As also discussed in Note 2, these consolidated financial statements have been revised to include the reclassification of certain financial statement amounts related to the adoption of EITF Issue Nos. 00-14, ACCOUNTING FOR CERTAIN SALES INCENTIVES and 00-25 VENDOR INCOME STATEMENT CHARACTERIZATION OF CONSIDERATION PAID TO A RESELLER OF THE VENDOR'S PRODUCTS, codified in EITF Issue No. 01-09, ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR TO A CUSTOMER which were adopted by the Company as of December 1, 2001. Our audit procedures for these disclosures in Note 2 with respect to 2000 included (a) agreeing the amounts included in the reclassification adjustments to the underlying records provided by management,
(b) ensuring the amounts provided by management included all applicable amounts as prescribed by EITF Issue Nos. 00-14 and 00-25, (c) agreeing previously reported net sales, advertising and promotion expense and selling, general and administrative expense to the previously issued consolidated financial statements and (d) testing the mathematical accuracy of the reconciliation of amounts previously reported to amounts currently reported. As described in Note 8, in 2002 the Company's Board of Directors approved a two-for-one stock split distributed in the form of a stock dividend, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2000 financial statements. Our procedures included (a) agreeing the authorization for the two-for-one stock split to the Company's underlying records obtained from management and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and other applicable disclosures such as stock options. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2000 consolidated financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


Chattanooga, Tennessee
January 23, 2003
except for Note 14, as to which the date is February 21, 2003

BOARD OF DIRECTORS
                                                OFFICERS                                      CORPORATE OFFICE
ZAN GUERRY
Chairman and Chief Executive Officer            ZAN GUERRY                                    CHATTEM, INC.
Chattem, Inc.                                   Chairman and Chief Executive Officer          1715 West 38th Street
Chattanooga, Tennessee                                                                        Chattanooga, Tennessee 37409
                                                A. ALEXANDER TAYLOR II
A. ALEXANDER TAYLOR II                          President and Chief Operating Officer         SUBSIDIARIES AND AFFILIATED COMPANIES
President and Chief Operating Officer
Chattem, Inc.                                   ANDREA M. CROUCH                              CHATTEM (U.K.) LIMITED
Chattanooga, Tennessee                          Vice President                                Guerry House
                                                Brand Management                              Ringway Centre
SAMUEL E. ALLEN                                                                               Edison Road
Chairman and Chief Executive Officer            RON GALANTE                                   Basingstoke, Hampshire RG21 2YH
GLOBALT, Inc.                                   Vice President                                England
Atlanta, Georgia                                New Business Development
                                                                                              CHATTEM (CANADA) INC.
LOUIS H. BARNETT                                RICHARD W. KORNHAUSER                         2220 Argentia Road
Business Consultant                             Vice President                                Mississauga, Ontario L5N 2K7
Fort Worth, Texas                               Brand Management
                                                                                              SIGNAL INVESTMENT & MANAGEMENT CO.
ROBERT E. BOSWORTH                              LUKE J. LENAHAN                               1105 North Market Street
Vice President - Corporate Finance              Vice President                                Suite 1300
Livingston Company                              International                                 Wilmington, Delaware 19890
Chattanooga, Tennessee
                                                RICHARD D. MOSS                               SUNDEX, LLC
RICHARD E. CHENEY                               Vice President and                            3350 Broad Street
Former Chairman Emeritus                        Chief Financial Officer                       Chattanooga, Tennessee 37409
Hill and Knowlton, Inc.
New York, New York                              B. DERRILL PITTS                              HBA INDEMNITY COMPANY, LTD.
                                                Vice President                                P.O. Box 10073 APO
PHILIP H. SANFORD                               Operations                                    Grand Pavillion Corporate Centre
Chairman and Chief Executive Officer                                                          West Bay Road
The Krystal Company                             DONALD K. RIKER, PH.D.                        Grand Cayman,
Chattanooga, Tennessee                          Vice President                                Cayman Islands
                                                Research and Development and
BILL  W. STACY                                  Chief Scientific Officer
Chancellor                                                                                    COMMON STOCK LISTING
University of Tennessee at Chattanooga          SCOTT J. SLOAT
Chattanooga, Tennessee                          Controller                                    NASDAQ National Market
                                                                                              NASDAQ Symbol: CHTT
ADDITIONAL FINANCIAL INFORMATION                CHARLES M. STAFFORD
                                                Vice President                                TRANSFER AGENT AND REGISTRAR
COPIES OF QUARTERLY PRESS                       Sales
RELEASES AND/OR QUARTERLY                                                                     SUNTRUST BANK, ATLANTA, N.A.
REPORTS ON FORM 10-Q AND OUR                                                                  P.O. Box 4625
ANNUAL REPORT ON FORM 10-K, BOTH                HUGH F. SHARBER                               Atlanta, Georgia 30302
FORMS FILED WITH THE SECURITIES                 Secretary
AND EXCHANGE COMMISSION, MAY BE
OBTAINED WITHOUT CHARGE BY                      ANNUAL MEETING
WRITING TO THE CONTROLLER,
CHATTEM, INC., BY CALLING                       Wednesday, April 16, 2003
1-800-366-6077 OR BY VISITING                   1:00 P.M.
OUR WEBSITE AT WWW.CHATTEM.COM.                 1715 West 38th Street
               ---------------                  Chattanooga, TN 37409