Form 10-K/A, Exhibit 13
period 2002-11-30
CHATTEM INC
filed 2003-03-06
CIK 19520

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

                                                               ERNST & YOUNG LLP

Chattanooga, Tennessee
January 23, 2003,
except for Note 14, as to which the date is February 21, 2003

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED REPORT OF ARTHUR ANDERSEN LLP WHICH HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP


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